WILDEBOER DELLELCE, LLP
BARRISTERS & SOLICITORS

TEL.: (416) 361-3121 FAX: (416) 361-1790

SUITE 810, P.O. BOX 4
1 FIRST CANADIAN PLACE
TORONTO, ONTARIO
M5X 1A9

DIRECT LINE: 416 361-4761
e-mail: phewitt@wildlaw.ca




05005201



January 10, 2005

**By Courier**

Corporation Finance Division
Office of International Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Mesdames:

**Re: Ontzinc Corporation 82-34778**

We are solicitors to Ontzinc Corporation (the "Corporation"). Please find enclosed herewith the continuous disclosure documents that have been made public and/or distributed to the Corporation's security holders from November 23, 2004 to January 10, 2005. All documents provided have been clearly marked as being provided pursuant to Section 240.12g3-2(b)(1)(ii) of the Act.

Should you have any questions or comments, please feel free to contact me at your convenience. Thanks very much.

Yours truly,

Paula Amy Hewitt
Enclosures

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)



**Company Search:** Ontzinc Corporation
**Industry Group:** All
**Document Selection:** All

**Sorted:** By Issuer
**Date From:** November 22 2004
**Date To:** January 7 2005

Search results 1-39

| Company Name | Date of Filing | Document Type | File Format | File Size |
|---|---|---|---|---|
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 13 2004 | Annual report - English | PDF | 14 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Auditors' consent letter | PDF | 37 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Auditors' consent letter | PDF | 52 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Consent letter of issuer's legal counsel | PDF | 64 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Consent letter of underwriters' legal counsel | PDF | 52 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Consent letter(s) of other expert(s) | PDF | 67 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Consent letter(s) of other expert(s) | PDF | 62 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Consent letter(s) of other expert(s) | PDF | 32 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 7 2004 | Cover letter | PDF | 8 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 7 2004 | Cover letter | PDF | 8 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Final long form prospectus - English | PDF | 633 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Final long form prospectus - French | PDF | 1184 K |

| | | | | |
|---|---|---|---|---|
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 17 2004 | Final Receipt | PDF | 16 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 16 2004 | Final Receipt | PDF | 68 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Nov 29 2004 | Form 52-109FT2 - Certification of Interim Filings - CEO | PDF | 27 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Nov 29 2004 | Form 52-109FT2 - Certification of Interim Filings - CFO | PDF | 29 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Nov 29 2004 | Interim financial statements - English | PDF | 47 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Nov 29 2004 | Interim financial statements (amended)- English | PDF | 35 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 14 2004 | Letter concerning the addition of a recipient agency | PDF | 49 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 7 2004 | Letter concerning the addition of a recipient agency | PDF | 8 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 7 2004 | Letter concerning the addition of a recipient agency | PDF | 8 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 30 2004 | Material change report - English | PDF | 20 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Nov 29 2004 | MD&A - English | PDF | 55 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | MRRS Decision Document (Final) | PDF | 9 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Jan 6 2005 | News release - English | PDF | 14 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 23 2004 | News release - English | PDF | 7 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 21 2004 | News release - English | PDF | 10 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | News release - English | PDF | 7 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 13 2004 | News release - English | PDF | 27 K |
| HudBay Minerals Inc. (formerly ONTZINC | Dec 7 2004 | News release - English | PDF | 11 K |

| | | | | |
|---|---|---|---|---|
| CORPORATION) | | | | |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 1 2004 | News release - English | PDF | 12 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Nov 30 2004 | News release - English | PDF | 14 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 14 2004 | Other | PDF | 11 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 14 2004 | Other | PDF | 75 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 14 2004 | Other | PDF | 44 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 16 2004 | Other material contract(s) | PDF | 9566 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 15 2004 | Other material contract(s) | PDF | 2375 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 30 2004 | Security holders documents - English | PDF | 3536 K |
| HudBay Minerals Inc. (formerly ONTZINC CORPORATION) | Dec 30 2004 | Security holders documents - English | PDF | 3705 K |

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Deloitte.



Deloitte & Touche LLP
360 Main Street
Suite 2300
Winnipeg MB R3C 3Z3
Canada

Tel: (204) 942-0051
Fax: (204) 947-9390
www.deloitte.ca

December 14, 2004

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

**Re: 152640 Canada Inc. (the "Company")**

We refer to the prospectus of ONTZINC Corporation (the "Corporation") dated December 14, 2004 relating to the sale and issue of up to 1,667,400,000 subscription receipts, each representing the rights to receive one common share and one-half of one common share purchase warrant of the Corporation.

We consent to the use in the above-mentioned prospectus of our report dated October 25, 2004 to the director of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2003.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ Deloitte & Touche LLP

Chartered Accountants



**KPMG LLP**
**Chartered Accountants**
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Administration Office, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division


RECEIVED
2005 JAN 14 A 10:10

Dear Sirs/Mesdames:

**Ontzinc Corporation (the "Company")**

We refer to the prospectus dated December 14, 2004 relating to the sale and issue of 1,667,400,000 subscription receipts of the Company at a price of $0.075 each.

We consent to the use in the above mentioned prospectus of our report dated April 5, 2004, expect as to notes 7(a)(i) and 11 which are as of December 14, 2004, to the directors of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the use in the prospectus of our compilation report dated December 14, 2004 to the directors of the Company on the compilation of the pro forma consolidated balance sheet of the Company as at September 30, 2004 and the pro forma consolidated statement of operations for the nine months then ended and for the year ended December 31, 2003.

KPMG



This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Toronto, Canada
December 14, 2004



CASSELS BROCK
LAWYERS

**FILED BY SEDAR**

December 15, 2004

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Dear Sirs/Mesdames:

**Re: ONTZINC Corporation (the "Corporation")
Final Prospectus dated December 14, 2004**

We refer to the final prospectus dated December 14, 2004 (the "Prospectus") of the Corporation relating to the sale of subscription receipts.

We, as counsel to the Corporation, hereby consent to the reference to our firm opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" and to the reference to our firm name on the face page of the Prospectus and under the heading "Experts".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

**Cassels Brock & Blackwell LLP** 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com


CASSELS BROCK
LAWYERS





This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document.

Yours truly,

*Cassels Brock & Blackwell LLP*



Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)





Direct Dial: (416) 216-4000
www.ogilvyrenault.com

Toronto, December 14, 2004

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Office of the Administrator, Department of Justice, Securities Branch
Nova Scotia Securities Commission
Department of Community Affairs and Attorney General, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs and Mesdames:

**RE: ONTZINC Corporation -- Offering of 1,667,400,000 Subscription Receipts**

We refer to the long form prospectus (the "Prospectus") dated December 14, 2004 of ONTZINC Corporation (the "Corporation") relating to the offering of 1,667,400,000 Subscription Receipts.

We hereby consent to the use of our firm name on the face page of the Prospectus and to the use of our firm name and the reference to our opinion under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus. We also consent to the use of our firm name under the heading "Experts" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are:

(a) derived from our opinions referred to above; or

(b) within our knowledge as a result of the services that we performed to render such opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.


OGILVY
RENAULT





Yours truly,

*"Ogilvy Renault"*

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(iii)

A.C.A. HOWE INTERNATIONAL LIMITED

Mining and Geological Consultants

**FILED BY SEDAR**

December 14, 2004

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers, Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

**Re: ONTZINC Corporation**
**Filing under the Mutual Reliance Review System**
**Final Prospectus dated** December 14, 2004 **(the "Prospectus")**
**Consent of Expert**

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501, this letter is being filed as the consent of A.C.A. Howe International Limited to being named in the Prospectus and to the inclusion of reference to the report entitled "Technical Report on Hudson Bay Mining & Smelting Co., Limited Mining Assets, Flin Flon Greenstone Belt Manitoba and Saskatchewan, Canada", dated November 5, 2004 (the "Report") in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or are within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

**A.C.A. HOWE INTERNATIONAL LIMITED**
Per: Michael C. Newbury, P.Eng.

LICENSED PROFESSIONAL ENGINEER
MICHAEL C. NEWBURY
PROVINCE OF ONTARIO

330 Bay Street, Suite 830, Toronto, Ontario M5H 2S8
T:(416) 368-7041 F:(416) 368-2579 E:howe@acahowe.ca


RECEIVED
2005 JAN 14 A 10:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**JOHN E. STEERS, P.Eng.**
**Consulting Geologist**
**219 Vance Drive**
**Oakville, ON**

**FILED BY SEDAR**

December 14, 2004

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers, Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

**Re: ONTZINC Corporation**
**Filing under the Mutual Reliance Review System**
**Final Prospectus dated** December 14,2004**(the "Prospectus")**

Pursuant to Section 13.4 of the Ontario Securities Commission Rule 41-501 and Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of John E. Steers, P.Eng to the filing of the report, Reserve and Resource Audit; Balmat No. 4 Mine, Balmat-Edwards Mining District, Balmat, New York, USA", dated January 2003 (the "Report") in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus.

I hereby confirm that I have read the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report.

Sincerely,

John E. Steers, P.Eng

*MICHAEL C. NEWBURY P.Eng.*

*192 Douglas Ave.*
*TORONTO ONT. M5M 1G6*
*TEL 416 482-1605 FAX 416 482-9057*

Email: mikecnewbury@cs.com

**CONSENT of AUTHOR**

TO: The security regulatory authorities in each of the provinces of Canada

I, Michael C. Newbury, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report on Hudson Bay Mining and Smelting Co., Limited, Mining Assets, Flin Flon Greenstone Belt, Manitoba and Saskatchewan, Canada" and dated November 5, 2004 (the "Technical Report") and to disclosure of the full report on Sedar and the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in a prospectus being filed by ONTZINC Corporation relating to the financing of the acquisition of the Hudson Bay Mining assets.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of ONTZINC Corporation of contains any misrepresentation of the information contained in the Technical Report.

Dated this 14th day of December, 2004.

Signature of Qualified Person

[Seal or Stamp of Qualified Person]


LICENSED PROFESSIONAL ENGINEER
MICHAEL C. NEWBURY
PROVINCE OF ONTARIO

**ONTZINC CORPORATION**
**6 Adelaide Street East**
**Suite 300**
**Toronto, Ontario M5C 1H6**

December 7, 2004

Autorité Des Marchés Financiers:

**Re: OntZinc Corporation ("OC")**

We are writing to confirm that OC is a reporting issuer in the Province of Quebec.

Should you have any questions or require anything further on this matter, please do not hesitate to contact me.

Yours very truly,

Chris Irwin
Secretary

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(iii)


RECEIVED
2005 JAN 14 A 10: 10
FFICE OF INTERNATIONAL
CORPORATE FINANCE

**ONTZINC CORPORATION**
**6 Adelaide Street East**
**Suite 300**
**Toronto, Ontario M5C 1H6**

December 7, 2004

Autorité Des Marchés Financiers:

**Re: OntZinc Corporation ("OC")**

We are writing to confirm that OC is a reporting issuer in the Province of Quebec.

Should you have any questions or require anything further on this matter, please do not hesitate to contact me.

Yours very truly,

Chris Irwin
Secretary


Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(iii)


NOVA SCOTIA

**Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

# ONTZINC CORPORATION

---

Receipt for (Final) Prospectus dated **December 14th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

**DATED** at Halifax, this **15th** day of **December, 2004**.

*"Frank A. Mader"*

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project **#707013**



DÉCISION N° 2004-MC-4304

**NUMÉRO DE PROJET SÉDAR: 707013**

DOSSIER N° 13781

Objet : ONTZINC Corporation
Demande de visa

Vu la demande présentée le 11 novembre 2004;

vu les articles 11, 13 et 14 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu l'Instruction générale Q-28, *Exigences générales relatives aux prospectus*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier*, L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

visa pour le prospectus du 14 décembre 2004 de ONTZINC Corporation concernant le placement de :

i) 1 917 510 000 reçus de souscription au prix de 0,075 $ le reçu, chacun représentant le droit de recevoir une action ordinaire et un demi-bon de souscription d'action ordinaire; et

ii) bons de souscription d'action ordinaire correspondant à 6 % du nombre total de reçus de souscription émis dans le cadre du placement auprès des placeurs pour compte à titre de rémunération.

Fait à Montréal, le 15 décembre 2004.

*(s) Eve Poirier*
Eve Poirier
Chef du Service du financement des sociétés

KB/pg

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)

**FORM 52-109FT2**

**CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD**

**I, Gregory Peebles, the Chairman of ONTZINC Corporation,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **ONTZINC Corporation** (the issuer) for the interim period ending **September 30, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

Gregory Peebles
Chairman

# FORM 52-109FT2

## CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

**I, Douglas Scharf, Chief Financial Officer of ONTZINC Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **ONTZINC Corporation** (the issuer) for the interim period ending **September 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

Douglas Scharf
Chief Financial Officer

December 14, 2004

Autorité Des Marchés Financiers
Place de la Cite, Tour Cominar
800 Victoria Square
22$^{e}$ etage, C.P. 246
Tour de la Bourse
Montreal, Quebec H4Z 1G3

**Attention: Filings/Listings**

Dear Sirs:

This is to confirm that we have added the Quebec Securities Commission to the various SEDAR filings set out below:

| | | |
|---|---|---|
| Project #648625 | Project #371075 | Project #545883 |
| Project #542636 | Project #683590 | Project #515985 |

If you have any questions, please contact the undersigned.

Yours truly,

**ONTZINC CORPORATION**

(signed)

Per: Chris Irwin
Secretary

**ONTZINC CORPORATION**
**6 Adelaide Street East**
**Suite 300**
**Toronto, Ontario M5C 1H6**

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(iii)

December 7, 2004

Autorité Des Marchés Financiers:

**Re: OntZinc Corporation ("OC")**

We are writing to confirm that OC is a reporting issuer in the Province of Quebec.

Should you have any questions or require anything further on this matter, please do not hesitate to contact me.

Yours very truly,

Chris Irwin
Secretary

# FORM 51-102F3
# MATERIAL CHANGE REPORT

## Item 1 Name and Address of Company

HudBay Minerals Inc.
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6

## Item 2 Dates of Material Changes

December 21 and December 23, 2004.

## Item 3 News Release

A press release concerning the completion of the Company's acquisition of Hudson Bay Mining and Smelting Co., Limited was issued on December 21, 2004 through newswire services and filed on the system for electronic document analysis and retrieval ("SEDAR").

A press release concerning the listing of the consolidated common shares of the Company on the Toronto Stock Exchange was issued on December 23, 2004 through newswire services and filed on SEDAR.

## Item 4 Summary of Material Changes

The Company acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A. ("Anglo"). To fund the acquisition, the Company completed an offering of 1,917,510,000 subscription receipts for gross proceeds of approximately $143.8 million and a subsidiary of the Company completed an offering of 9 5/8% senior secured notes due January 15, 2012 for gross proceeds of US$175 million.

The consolidated common shares of the Company were posted for trading on the Toronto Stock Exchange on Friday, December 24, 2004, under the symbol "HBM". The Company also changed its name to HudBay Minerals Inc.

## Item 5 Full Description of Material Changes

*Completion of Acquisition*

On December 21, 2004, the Company acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A. ("Anglo"). To fund the acquisition, the Company completed an offering of 1,917,510,000 subscription receipts for gross proceeds of approximately $143.8 million and a subsidiary of the Company completed an offering of 9 5/8% senior secured notes due January 15, 2012 for gross proceeds of US$175 million.

Upon the closing of the acquisition of HBMS, each subscription receipt of the Company was exchanged for one common share of the Company and one-half of one common share purchase warrant. Following the Consolidation (defined below) every 30 purchase warrants entitle the holder to acquire one common share at a price of $3.15 at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009. In connection with the offering of subscription receipts,

GMP Securities Ltd. led a syndicate that included Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc. Credit Suisse First Boston was the sole bookrunner in connection with the sale of the notes.

*Board of Directors*

The Company also announced that Allen J. Palmiere, James Ashcroft, Norman Anderson, Ian Conn and Peter Jones have joined the board of directors of the Company. The board of directors of the Company is now comprised of Allen J. Palmiere, James Ashcroft, Norman Anderson, Richard W. Brissenden, Ian Conn, Peter T. George and Peter Jones.

*Consolidation and Listing on TSX*

The Company has effected the previously announced consolidation of its common shares (the "Consolidation"). The Consolidation was completed upon the basis of one new common share for every 30 pre-Consolidation common shares. In connection with the Consolidation, the Company changed its name to HudBay Minerals Inc.

The consolidated common shares of the Company commenced trading on the Toronto Stock Exchange on Friday, December 24, 2004, under the symbol "HBM". The share purchase warrants issuable upon the exchange of the subscription receipts also commenced trading on the Toronto Stock Exchange on December 24, 2004, under the symbol "HBM.WT".

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

**Item 7 Omitted Information**

Not Applicable.

**Item 8 Executive Officer**

Mr. John L. Knowles, Vice President and Chief Financial Officer of the Company, at (204) 949-4261.

**Item 9 Date of Report**

December 29, 2004.

**HUDBAY MINERALS INC.**

By: *"Signed"*
John L. Knowles
Vice President and Chief Financial Officer

**Management's Discussion and Analysis – Third Quarter 2004**

Readers of the following Management's Discussion and Analysis ("MD&A) should refer to the audited consolidated financial statements of Ontzinc Corporation (the "Company") for the years ended December 31, 2003 and 2002 and the related Management's Discussion and Analysis where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com or the Company's website at www.ontzinc.ca.

**Overview**

We are a mineral company with our primary focus on the exploration, development and operation of zinc projects.

Our strategy is to focus on the acquisition of high quality mining assets at an advanced stage of development or that are in production. We will continue to identify further selective acquisition opportunities in the base metals field. Our common shares (symbol – OTZ) are traded on the TSX Venture Exchange.

We currently own 100% of four projects:

- the Balmat Mine, a development zinc property in New York State, at which we plan to restart mining operations in early 2005;
- the Gay's River Mine, a zinc/lead/gypsum mine in Nova Scotia, Canada, on which we plan to conduct a preproduction program over the next two years;
- the Southwestern Ontario Project, a zinc exploration project comprised of mineral leases covering approximately 10,500 hectares, on which we plan to conduct a drilling and geophysical program during the next two years; a drilling program is underway that is being funded by proceeds of the flow through share issue in December 2003.
- the San Antonio Project, a copper/gold exploration project in Chile, on which we propose to undertake a drilling program to provide a preliminary assessment of the economic potential of the porphyry system during the next two years

During the three month period ended September 30, 2004 ("Q3/04") management maintained its efforts to raise sufficient capital to reactivate the Balmat Mine.

In addition, during Q3/04 we were engaged in negotiations with Anglo American International, S.A. ("Anglo American") to purchase its wholly owned subsidiary, Hudson Bay Mining and Smelting Co., Limited ("HBMS"). On October 7, 2004, we entered into a share purchase agreement to acquire from Anglo American all of the outstanding shares of 152640 Canada Inc., which holds all of the outstanding shares of HBMS, for a cash purchase price of $325 million, subject to adjustments on closing, estimated to be $12,805,000 ("the Acquisition"). We propose to finance the Acquisition through a combination of equity and debt.

We filed in each of the provinces of Canada a preliminary prospectus dated November 10, 2004 in respect of an offering of subscription receipts, the number and offering price of which will be determined by negotiation between the Company and the underwriters. Each subscription receipt will entitle the holder to receive one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price and for a term which have yet to be determined.

We also plan to finance the Acquisition through the proposed sale of senior secured notes of a newly formed wholly-owned subsidiary that will, after the Acquisition, own, and subsequently merge with, HBMS.

On November 9, 2004 we distributed a management information circular in respect of a special meeting of our shareholders to be held on December 8, 2004 to consider and to approve the following items:

1. adoption of a shareholder rights plan;
2. election of additional directors;
3. reduction of the stated capital of the Company;
4. consolidation of the common shares of the Company, and
5. change of the name of the Company from Ontzinc Corporation to HudBay Minerals Inc.

**Results of Operations**

We incurred a loss of $2,864,450 for the three months ended September 30, 2004 compared to a loss of $1,293,090 for the three months ended September 30, 2003. We incurred a loss of $5,747,057 for the nine months ended September 30, 2004 compared to a loss of $1,874,100 for the nine months ended September 30, 2003.

For the three months ended September 30, 2004, management fees were $305,000 compared with nil in the corresponding period in 2003, and for the nine months ended September 30, 2004, management fees were $589,000 compared with nil in the corresponding period in 2003, because of the addition of senior management late in 2003.

Professional fees were $615,598 for the three months ended September 30, 2004, compared with $209,327 in the corresponding period in 2003. Professional fees were $871,351 for the nine months ended September 30, 2004, compared with $557,941 in the corresponding period in 2003. The increase in the third quarter reflects the fact that we incurred costs in connection with plans to list our common shares on the London Stock Exchange's Alternative Investment Market. We abandoned the listing during the third quarter of 2004 and all related costs were written off.

Mine care and maintenance costs increased to $872,427 for the three months ended September 30, 2004 from $212,303 in the corresponding period in 2003, and increased to $2,586,000 for the nine months ended September 30, 2004 from $211,213 in the corresponding period in 2003, principally because of costs associated with the Balmat Mine, which was acquired in September 2003.

.General and administrative expenses were $30,745 for the three months ended September 30, 2004 compared to $38,793 in the corresponding period in 2003, and increased to $116,799 for the nine months ended September 30, 2004 from $56,026 in the corresponding period in 2003. The increase reflects the addition of senior management and increased operating, acquisition and financing activities.

Travel costs for the three month period ended September 30, 2004 were $39,897 compared with $104,118 in the corresponding period in 2003, and travel costs for the nine month period ended September 30, 2004 were $168,287, compared with $175,217 in the corresponding period in 2003. These costs are attributable to our investigation of several international acquisition opportunities in both years. A foreign exchange loss of $146,559 was recorded for the three months ended September 30, 2004 and a loss of $64,002 was recorded for the nine months ended September 30, 2004, primarily on account of the translation of the financial statements of our U.S subsidiary, St. Lawrence Zinc Company LLC, into Canadian currency. During the third quarter of 2004 the weakening of the U.S dollar in relation to the Canadian dollar generated exchange losses that exceeded the gains that had been recorded in the first half of the year. A loss of $161,201 was recorded in the nine months ended September 30, 2003, primarily on account of foreign currency translation adjustments relating to the San Antonio Project.

Stock option compensation of $483,975 was recorded for the three months ended September 30, 2004, and stock option compensation of $643,975 was recorded for the nine months ended September 30, 2004. The expense in the third quarter was primarily in relation to the grant of 8,000,000 options to an executive officer in July 2004. The expense of $590,000 in the comparable period in 2003 relates primarily to grants of options to certain of our current executive officers, and to former officers and directors.

We issued $2.0 million principal amount of secured convertible debentures in December, 2003 and an additional $600,000 principal amount of secured convertible debentures in January, 2004. The debentures mature December 19, 2005 and bear interest at a rate of 12% per year, payable semi-annually. Commissions and legal costs of $216,236 were incurred in connection with the private placements and have been recorded as deferred financing costs. Amortization of the financing costs associated with the debentures for the three months ended September 30, 2004 was $27,030 and for the nine months ended September 30, 2004 was $81,089.

For accounting purposes under Canadian GAAP, we have segregated the debentures into their debt and equity components: debenture interest of $224,305 for the three months ended September 30, 2004 and $722,849 for the nine months ended September 30, 2004 includes accrete expense of $156,250 and $489,294 respectively on the debt component of the debentures.

**Cash Flows**

As at September 30, 2004, we had cash and cash equivalents of $2,951,399 compared with $2,391,230 at September 30, 2003.

Cash required for operating activities was $490,651 during the three months ended September 30, 2004 compared with $675,191 in the same period in 2003. The decrease in the cash requirement primarily reflects the increase in accounts payable and accruals during the third quarter of 2004. The cash requirement was $3,284,536 during the nine months ended September 30, 2004 compared with $1,244,678 in the same period in 2003. This increased cash requirement reflects the greater operating loss for the period, attributable primarily to increases in management fees, professional fees, mine care and maintenance, and debenture interest

Financing activities generated $1,110,553 in the three months ended September 30, 2004, compared with $4,630,609 during the comparable period in 2003, and generated $8,612,197 in the nine months ended September 30, 2004, compared with $5,272,152 during the comparable period in 2003. The funding in the third quarter of 2004 primarily resulted from a private placement of 34,520,000 of our units for gross proceeds of $1,726,000. In January 2004, we issued $600,000 of secured convertible debentures, and in June 2004, we completed a private placement of 31,107,594 of our units for gross proceeds of $5,599,367

Investing activities used cash of $759,884 in the three months ended September 30, 2004 compared with $1,832,650 in the corresponding period of the previous year, and $4,489,997 in the nine months ended September 30, 2004 compared with $1,831,425 in the corresponding period of the previous year. During 2004, investment in mineral properties amounted to $3,315,289, including $2.0 million paid to Pasminco in satisfaction of the final cash purchase price outstanding in respect of the Gay's River Mine. The investment in mineral properties also includes the costs of the exploration drilling program at Balmat of approximately $0.8 million and expenditures to maintain exploration rights at other properties. Environmental deposits paid to governmental agencies were $283,900 during 2004 compared with $1,579,468 in the previous year. We have fully satisfied our obligations with respect to environmental deposits and no further payments are required at this time.

**Liquidity**

We do not currently have operating cash flows. Revenues are limited to interest earned on cash and cash equivalents. Currently, our ability to meet obligations and continue as a going concern is dependent on our ability to identify and complete future financings. Security issues in 2003 resulted in net proceeds of approximately $8.6 million on the issuance of approximately 81.2 million shares. In the nine months ended September 30, 2004, securities issued resulted in net proceeds of approximately $6.6 million on the issuance of approximately 67.8 million shares.

Approximately $654,000 of the cash held by us at September 30, 2004 is designated to fund exploration drilling activity in the remaining part of 2004 at the Gay's River Mine and the Southwest Ontario project pursuant to the flow-through share issue in December 2003.

As at September 30, 2004, we had 237,624,679 shares outstanding. Dilutive items including warrants, options and convertible debentures could result in the issuance of an additional 139,032,712 common shares.

We have entered into a mandate agreement with RMB Resources Limited ("RMB") pursuant to which RMB *undertakes a work program with a view to arranging a debt facility for* St. Lawrence Zinc Company LLP of up to US$10 million with a member of the First Rand Group ("the Lender"). The debt facility is intended to partly fund the redevelopment and start-up costs of the Balmat Mine. The financing is subject to a number of terms and conditions including approval of the Lender's credit committee.

On September 30, 2004, we completed a private placement, initially announced on August 24, 2004, for proceeds of $1,726,000 through the sale of 34,520,000 units at a price of $0.05 per unit. Each such unit was comprised of one Common Share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire a Common Share for a period of two years from the date of issuance at a price of $0.06 per share. Securities issued pursuant to the private placement are subject to a four month hold period. The agent in connection with the placement received as payment $117,280 in fees and 3,452,000 broker warrants. The broker warrants are exercisable at the issue price of $0.05 per unit for a period of two years from the closing date. In addition, the agent was granted an over-allotment option entitling the agent to purchase up to 5,178,000 units at a price of $0.09 per unit at any time prior to November 30, 3004. Each such unit is comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable for one Common Share at a price of $0.12 for a period of two years from the date of issuance. The agent is entitled to receive broker warrants entitling it to purchase that number of units equal to 10% of the units sold pursuant to the over-allotment, at a price of $0.09 per unit. We expect that the agent will exercise this over-allotment option.

**Related Party Transactions**

*Recent Transactions*

Mr. Peebles, our Chairman and Chief Executive Officer, purchased 10 million units of the Company pursuant to the private placement completed on September 30, 2004, at a price of $0.05 per unit. Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Common Share at a price of $0.06 per Common Share at any time prior to September 30, 2006.

*Nine Months Ended September 30, 2004*

During the three and nine months ended September 30, 2004, we incurred costs totaling $93,193 and $403,133 respectively for legal services provided by two law firms with which a senior officer and a director were associated. The comparative figure for the three and nine months ended September 30, 2003 were $155,846 and $279,533, respectively. We plan to continue using the firms as legal counsel.

**Commitments and Contractual Obligations**

As a result of a flow through share agreement entered into at the end of 2003, we are required to expend $1.0 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2004. We expect to meet these commitments through exploration activities at Gay's River and the Southwestern Ontario project.

At September 30, 2004 we had contractual cash obligations of approximately $845,000.

We are not involved in any off balance sheet transactions.

**Capitalized Exploration and Development Costs**

| | San Antonio Project | Southwestern Ontario Project | Gay's River Mine | Balmat Mine | Total |
|---|---|---|---|---|---|
| Year ended December 31, 2003 | - | 208,981 | 67,485 | | 276,466 |
| Nine months ended September 30, 2004 | 127,450 | 187,628 | 89,723 | 758,972 | 1,315,289 |

We defer all development and exploration costs relating to specific properties until those properties are brought into production. None of our properties were brought into production during the period under review.

**Proposed Transactions**

*Acquisition*

We expect that the proposed transaction, resulting in our acquiring HBMS from Anglo American ("the Acquisition"), and the related equity and debt financings, will transform our financial condition and position us to be a significant zinc and copper producer in the global base metals industry.

In connection with the Acquisition, we have received an indicative term sheet for an operating line of credit in the amount of $50 million to be secured by accounts receivable and inventories. We intend to negotiate with the Province of Manitoba for the continuation of its existing loan to HBMS. The existing loan is repayable together with a premium on change of control of HBMS. If we are unable to renegotiate this loan, the principal amount outstanding thereunder will be repaid prior to completion of the Acquisition.

HBMS has derivative contracts in place in which Anglo American plc is the counterparty. It is our intention to leave these contracts in place.

We believe that our cash and short-term investments and cash flow from operations, together with borrowings under our operating line of credit, will be sufficient to fund our operations and commitments for the remainder of 2004 and fiscal 2005, including exercising the option held by HBMS to acquire the White Pine refinery and bringing the Balmat mine into production. However, the actual amount of future cash flow and commitments are subject to a number of risks and uncertainties

and, therefore, may vary from our projections. As a result, we cannot assure you that our sources of liquidity will be sufficient to enable us to meet our commitments.

*Consolidation*

We have proposed a consolidation of our Common Shares on up to a 40 old common share to on new common share basis, subject to shareholder approval.

*Reduction of Share Capital*

We have proposed a reduction of our stated capital by $21,978,639 as of July 1, 2004 with the effect that our stated capital will be $2,869,017 as at that date.

**Critical Accounting Policies**

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues, and expenses. We evaluate the estimates periodically, including asset retirement obligations, future income tax valuation reserves, and valuation of options, warrants and the equity component of convertible debentures.

**Cautionary Statement**

This MD&A contains "forward looking statements" that reflect Ontzinc Corporation's current expectations and projections about its future results. When used in this MD&A, words such as "estimate", intend", "expect", "anticipate", "plan" and similar expressions are intended to identify forward-looking statements, which are, by their very nature, not guarantees of Ontzinc Corporation's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Ontzinc Corporation's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Ontzinc Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*"Greg Peebles"*

Greg Peebles
Chairman and CEO

*"Doug Scharf"*

Douglas Scharf
Senior Vice President and CFO

Toronto, Canada
November 29, 2004

**FORM OF PROXY SOLICITED BY THE MANAGEMENT OF ONTZINC CORPORATION FOR USE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 8, 2004**

The undersigned shareholder(s) of ONTZINC Corporation (the "Corporation") hereby appoint(s) Gregory J. Peebles, the Chairman of the Board and Chief Executive Officer of the Corporation, or in lieu of the foregoing, Douglas Scharf, the Senior Vice President and Chief Financial Officer of the Corporation, or in lieu of the foregoing, ____________________________________, to attend and vote on behalf of the undersigned at the Special Meeting of Shareholders of the Corporation to be held on Wednesday, December 8, 2004 and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a) VOTED FOR ( ) AGAINST ( ) the resolution with respect to the adoption of a Shareholder Rights Plan, as more fully described in the Information Circular;

(b) VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the election of directors;

(c) VOTED FOR ( ) AGAINST ( ) the Stated Capital Reduction Resolution, as more fully described in the Information Circular;

(d) VOTED FOR ( ) AGAINST ( ) the Change of Name Resolution, as more particularly described in the Information Circular;

(e) VOTED FOR ( ) AGAINST ( ) the Consolidation Resolution, as more particularly described in the Information Circular; and

(f) VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

**If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.**

**DATED** this ________ day of ____________________, 2004.

______________________________________________

Signature of Shareholder

______________________________________________

Name of Shareholder (Please Print)

**PLEASE SEE NOTES ON REVERSE**

**Notes:**

1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Corporation's transfer agent indicated below not less than 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting or any adjournment thereof.**

3. **The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the *Business Corporations Act* (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matter referred to in item (c). Where no specification is made to vote or withhold from voting in respect of the election of directors, the shares will be VOTED.**

4. Proxies to be used at the Meeting or any adjournment thereof must be received by the Corporation's transfer agent indicated below not less than 48 hours (excluding Saturdays and holidays) before the time for holding the Meeting or any adjournment thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6. This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.

**Please return the form of proxy, in the envelope provided for that purpose, to:**

**Equity Transfer Services Inc.**
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 3V1

Fax No.: (416) 361-0470



Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

**ONTZINC CORPORATION**

**DECISION DOCUMENT**

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador** have been issued for the **Prospectus** of the above Issuer dated **December 14th, 2004**.

DATED at Toronto this **15th** day of **December, 2004**.

*Iva Vranic*

Iva Vranic
Manager, Corporate Finance

SEDAR Project #**707013**

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

**NEWS RELEASE**

December 13, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 232,602,679

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

## RESIGNATION OF CHIEF EXECUTIVE OFFICER

ONTZINC Corporation (TSXV-OTZ) (the "Company") hereby announces that Gregory J. Peebles, a director and the Chairman and Chief Executive Officer, has resigned from the Company effective December 10, 2004. The board of directors has agreed to make a $500,000 severance payment to Mr. Peebles in connection with his resignation.

As previously announced, Peter Jones, the current Managing Director and Chief Executive Officer of Hudson Bay Mining and Smelting Co., Limited ("HBMS"), will become the President and Chief Executive Officer of the Company following the Company's acquisition of HBMS.

Peter George, the current President of the Company, will carry out the duties of the Chief Executive Officer of the Company prior to the completion of the acquisition of HBMS. Mr. H. Douglas Scharf, the Senior Vice President and Chief Financial Officer of the Company, has joined the board of directors of the Company.

**Repurchase of Common Shares**

Pursuant to the private placement of units of the Company completed on September 30, 2004, Mr. Peebles and Christopher O. Irwin, the Corporate Secretary of the Company, purchased 10 million units and 200,000 units of the Company, respectively, at a price of $0.05 per unit. In the course of reviewing the Company's preliminary prospectus dated November 10, 2004, the Ontario Securities Commission raised concerns regarding these transactions. Accordingly, in an effort to move forward the proposed prospectus financing, Mr. Peebles and Mr. Irwin have returned to the Company the securities acquired by them pursuant to the private placement and the Company will return the original purchase price paid for such securities. The Company has cancelled such securities.

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. ONTZINC currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Peter George or Doug Scharf (416) 913-7601 or visit ONTZINC'S website at www.ontzinc.ca.

*The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.*

*This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.*

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

**NEWS RELEASE**

December 23, 2004
Toronto, Ontario

TSX-V Symbol: OTZ
TSX Symbol: HBM

## ONTZINC LISTS CONSOLIDATED SHARES ON TSX AND CHANGES ITS NAME TO HUDBAY MINERALS INC.

ONTZINC Corporation (TSXV-OTZ) (the "Company") is pleased to announce that its consolidated common shares will be posted for trading on the Toronto Stock Exchange on Friday, December 24, 2004, under the symbol "HBM". At that time, the common shares and certain common share purchase warrants (TSX: HBM.WT) will commence trading under the Company's new name HudBay Minerals Inc.

The Company has effected the previously announced consolidation of its common shares. The consolidation was completed upon the basis of one new common share for every 30 pre-consolidation common shares.

On November 10, 2004, the Company mailed to its registered shareholders a letter of transmittal relating to the consolidation of its common shares. To receive certificates representing common shares of HudBay Minerals Inc., on a post-consolidated basis, registered shareholders should follow the instructions set out in the letter of transmittal and send their ONTZINC common share certificates, together with the letter of transmittal, to Equity Transfer Services Inc., the registrar and transfer agent of the Company. Equity will then mail back the new share certificates to which the registered shareholder is entitled in accordance with the instructions given in the letter of transmittal. If you are a beneficial holder of ONTZINC shares (i.e. you hold your ONTZINC shares through a brokerage account), your broker will be responsible for distributing to you the appropriate number of HudBay common shares.

For further information, please contact H. Douglas Scharf, Executive Vice President, Corporate Development, at (416) 913-7601.

*The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.*

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

**NEWS RELEASE**

December 21, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 2,323,446,012

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

# ONTZINC COMPLETES ACQUISITION OF HUDSON BAY MINING AND SMELTING CO., LIMITED

ONTZINC Corporation (TSXV-OTZ) (the "Company") is pleased to announce that it has acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A. ("Anglo"). To fund the acquisition, the Company completed an offering of 1,917,510,000 subscription receipts for gross proceeds of approximately $143.8 million and an offering of 9 5/8% senior secured notes due January 15, 2012 for gross proceeds of US$175 million.

Upon the closing of the acquisition of HBMS, each subscription receipt of the Company was exchanged for one common share of the Company ("Common Share") and one-half of one common share purchase warrant. Each whole purchase warrant (a "Warrant") entitles the holder to acquire one common share at a price of $0.105 at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009. In connection with the offering of subscription receipts, GMP Securities Ltd. led a syndicate that included Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc. Credit Suisse First Boston acted as the lead bookrunner in connection with the sale of the notes.

The Company proposes to change its name to HudBay Minerals Inc. The Toronto Stock Exchange has conditionally approved the listing of the Common Shares and Warrants on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX, including the Company completing the previously announced consolidation of its Common Shares on a one new Common Share for every 30 old Common Shares basis. The Company expects that its Common Shares and Warrants will begin trading on the TSX during the next week, under the symbol "HBM".

Peter Jones, the new President and Chief Executive Officer of the Company, commented that, "This is an exciting day for the Company, its shareholders and employees. The Company is now a significant producer of copper, zinc and precious metals. As a result of the completion of a recent substantial capital investment and the support of its management and employees, Hudson Bay Mining and Smelting Co., Limited is a safe, productive and positive cash flow company able to pursue growth through exploration, mine development and potentially, selective acquisitions." Peter Jones also thanked the many people involved in the acquisition process and especially the employees for their patience.

As a reflection of its increased size and scope, the Company is pleased to also announce that Allen Palmiere, James Ashcroft, Norman Anderson, Ian Conn and Peter Jones have joined the board of directors of the Company. Allen Palmiere, the new Chairman of Company, stated that "I am pleased to be joining the board of a Company that is well positioned at a time of generally improving base metals markets. I join the Company, along with four other new directors, with a view of continuing to improve the corporate governance to create a company that is an attractive investment opportunity for shareholders." The board of directors of the Company is now comprised of Allen J. Palmiere, James Ashcroft, Norman Anderson, Richard W. Brissenden, Ian Conn, Peter T. George and Peter Jones.

* * *

For further information, please contact H. Douglas Scharf, Executive Vice President, Corporate Development, at (416) 913-7601.

*The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.*

*This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.*

*Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the Company's ability to implement its business strategies, the future price and consumption of zinc and copper, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration fluctuations, the availability of third party concentrate, mine life projections and cash flow estimates.*

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

**NEWS RELEASE**

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 232,602,679

December 15, 2004
Toronto, Ontario

ONTZINC Corporation (TSXV-OTZ) announces that in connection with its proposed acquisition of Hudson Bay Mining and Smelting Co., Limited ("HBMS") that HBMS has recently been informed by the Provinces of Manitoba and Saskatchewan that, in their view, the current HBMS estimate of reclamation costs may be too low and the current security established for the reclamation obligations may not be sufficient.

HBMS has had preliminary discussions with the Provinces of Manitoba and Saskatchewan and has agreed to conduct a feasibility study to more accurately determine the estimated reclamation costs. The study is expected to be completed in the first half of 2005.

HBMS believes that its current reclamation cost estimate of approximately C$51million is adequate and is sufficiently secured by the existing security. However, HBMS currently expects to provide additional security in the form of a letter of credit in the amount of C$13 million during the period of the feasibility study. After completion of the feasibility study, the adjustments to the security, if any, will be determined in conjunction with the provinces.

To facilitate the provision of reclamation security, the parent of HBMS, Anglo American International S.A., has agreed to receive C$13 million of the purchase price in respect of the sale of HBMS in the form of common shares and warrants of ONTZINC.

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. ONTZINC currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Peter George or Doug Scharf (416) 913-7601 or visit ONTZINC'S website at www.ontzinc.ca.

*The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.*

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882



**NEWS RELEASE**

December 10, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 242,802,415

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

## PRICING OF PUBLIC OFFERING OF SUBSCRIPTION RECEIPTS

ONTZINC Corporation (TSXV-OTZ) (the "Company") is pleased to announce that the pricing has been determined for the proposed offering of subscription receipts of the Company. Taking into account the full exercise of the over-allotment option, subscription receipts will be offered for an aggregate amount of up to approximately $143.8 million. Each subscription receipt will be effectively priced at $0.075. Upon the completion of the Company's acquisition of Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A., each subscription receipt will be automatically exchanged for one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one common share of the Company at an effective price of $0.105 at any time over the five years following the closing of the offering. The offering is being made on a best efforts basis and is being led by GMP Securities Ltd. and involves Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc. The offering of subscription receipts is subject to the Company entering into a definitive agency agreement and the filing of a final prospectus.

In connection with the acquisition of HBMS and the associated offering of subscription receipts, the board of directors of the Company have determined that it is appropriate for the Company to consolidate its issued and outstanding common shares on a 30 for one basis. At the special meeting of shareholders of the Company held on December 8, 2004, the shareholders approved the consolidation of the common shares of the Company on the basis of one new common share for up to 40 old common shares.

**Shareholders' Meeting**

At the special meeting of shareholders, the shareholders of the Company also approved resolutions in respect of the following matters:

- the ratification and adoption of the Shareholders' Rights Plan to ensure all shareholders are treated fairly in any transaction involving a change of control of the Company;
- a name change of the Company to Hudbay Minerals Inc.;
- the election of Messrs. Norman Anderson, James W. Ashcroft, Ian Conn and Peter Jones as additional directors, upon the completion of the acquisition of HBMS; and

- a reduction of the stated capital of the Company by $21,988,639.

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. ONTZINC currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Peter George or Doug Scharf (416) 913-7601 or visit ONTZINC'S website at www.ontzinc.ca.

*The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.*

*This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.*

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

**NEWS RELEASE**

December 7, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 242,802,415

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

# WAIVER OF PROXY DEPOSIT DEADLINE

ONTZINC Corporation (TSXV-OTZ) (the "Company") announces that it has waived the proxy deposit deadline that it had previously established in connection with the special meeting of shareholders of the Company to be held on Wednesday, December 8, 2004.

The Company encourages all shareholders of record as of November 5, 2004 to vote by submitting their proxies, in the manner directed thereon, prior to 10:00 a.m. (Toronto time) on Wednesday, December 8, 2004.

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. ONTZINC currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Greg Peebles or Doug Scharf (416) 913-7601 or visit ONTZINC'S website at www.ontzinc.ca.

*The TSX Venture Exchange has neither approved or disapproved the contents of this press release.*

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882



## NEWS RELEASE

November 30, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 242,802,415

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

# OVER-ALLOTMENT CLOSING

ONTZINC Corporation (TSXV-OTZ) (the "Company") announces today that Northern Securities Inc. has exercised the over-allotment option associated with the private placement that the Company completed on September 30, 2004, resulting in the issuance by the Company of an additional 5,178,000 units at an issue price of $0.09 per unit, for gross proceeds of $466,020. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, each whole warrant being exercisable for one common share of the Company at a price of $0.12 at any time prior to 5:00 p.m. (Toronto time) on November 30, 2006.

In connection with the exercise of the over-allotment option, the Company paid to Northern Securities Inc. a fee of approximately $37,300 and issued to Northern Securities Inc. broker warrants to purchase up to 517,800 common shares of the Company at a price of $0.09 per common share.

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. ONTZINC currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Greg Peebles or Doug Scharf (416) 913-7601 or visit ONTZINC'S website at www.ontzinc.ca.

*The TSX Venture Exchange has neither approved or disapproved the contents of this press release.*

*This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.*

**ONTZINC CORPORATION**
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882



**NEWS RELEASE**

November 29, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 237,624,415

Pursuant to a review of the June 30, 2004 interim consolidated financial statements by the Corporation's auditors, the Corporation has restated certain items previously reported as at March 31, 2004.

The restatements recorded relate to the retroactive application of the new accounting recommendations of Section 3110, *Asset Retirement Obligations*, of the Canadian Institute of Chartered Accountants adopted by the Company on January 1, 2004, the recording of an income tax recovery of $397,000 in the three months ended March 31, 2004 related to the renunciation of income tax benefits from our issuance of flow-through common shares in December 2003, and other corrections that resulted in a decrease in expenses of $101,000 in 2004 and an increase in expenses of $61,000 in 2003.

The effect of the above noted changes on the interim consolidated balance sheets and statements of operations and deficit are summarised as follows:

| | **March 31, 2004** | **March 31, 2003** |
|---|---|---|
| | (in thousands of dollars except per share amount) | |
| **Balance Sheet** | | |
| Assets | | |
| Restated | $ 16,727 | $ 4,703 |
| Previously reported | 17,572 | 4,523 |
| Liabilities | | |
| Restated | 3,309 | 1,014 |
| Previously reported | 4,379 | 758 |
| Shareholders' Equity | | |
| Restated | 13,418 | 3,689 |
| Previously reported | 13,192 | 3,766 |
| **Statement of Operations and Deficit** | | |
| Loss | | |
| Restated | 1,429 | 277 |
| Previously reported | 1,921 | 211 |
| Deficit | | |
| Restated | 20,525 | 14,195 |
| Previously reported | 20,973 | 14,118 |
| **Basic and diluted loss per share** | | |
| Restated | $0.01 | $0.00 |
| Previously reported | $0.01 | $0.00 |

* * *

ONTZINC Corporation is a mineral exploration and development company. Its strategy is to focus on the acquisition of high quality, North American mining assets at an advanced stage of development. ONTZINC currently owns and operates four mineral projects: the Balmat Mine in the State of New York, U.S.A.; the Gays River Mine in the Province of Nova Scotia, Canada; the Southwestern Ontario Project in the Province of Ontario, Canada; and the San Antonio Project in Chile.

For further information, please contact Greg Peebles or Doug Scharf (416) 913-7601 or visit ONTZINC'S website at www.ontzinc.ca.

*The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.*

*This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities that may be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.*


EQUITY
TRANSFER SERVICES INC.





May 28, 2003

Dear Sir or Madam:

**RE: Ontzinc Corporation**

We are pleased to confirm that copies of the following materials were mailed to shareholders on May 23, 2003

1. Notice of Annual Meeting, Information Circular along with the Financial Statements for the year ended December 31, 2002
2. Proxy
3. Supplemental Mail Form
4. Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC

Per: Paul Jensen
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com



RECEIVED

2005 JAN 14 A 10: 11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



EQUITY
TRANSFER SERVICES

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)

**Rosa Vieira**
**Senior Officer, Client Services**
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

**VIA ELECTRONIC TRANSMISSION**

**June 18, 2004**

Dear Sir or Madam:

**RE: ONTZINC CORPORATION**

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 14, 2004.

1. Proxy

2. Letter to the Shareholders, Notice of Annual and Special Meeting of Shareholders, Management Information Circular and Financial Statements along with the Management Discussion and Analysis for the fiscal year ended December 31, 2003

3. Supplemental Mailing List Request Form

4. Proxy Return Envelope

Yours Truly,

**EQUITY TRANSFER SERVICES INC.**

Per:

R. Vieira



# ONTZINC CORPORATION

6 Adelaide Street East, Suite 300
Toronto, Ontario, M5C 1H6, Canada.

Ph (416) 913-7601
Fax (416) 360-5882

November 28, 2003

I, Bernadette O'Sullivan, hereby certify that, on November 28, 2003, I mailed a copy of the unaudited Consolidated Financial Statements of OntZinc Corporation for the quarter ended September 30, 2003 as well as a copy of the MD&A dated September 30, 2003 and Form, 51-901F dated September 30, 2003 to the supplemental list of shareholders, by prepaid mail.

*"Bernadette O'Sullivan"*

Bernadette O'Sullivan
Executive Assistant

*This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exemptions, may not be offered or sold in the United States of America or to a U.S. person. See "Plan of Distribution".*

**PROSPECTUS**

New Issue | December 14, 2004

# ONTZINC CORPORATION

## $125,055,000

## 1,667,400,000 Subscription Receipts, each representing the right to receive One Common Share and One-Half of One Common Share Purchase Warrant

We are hereby offering to the public up to 1,667,400,000 subscription receipts ("Subscription Receipts") at a price of $0.075 (the "Offering Price") per Subscription Receipt (the "Offering"). Each Subscription Receipt will entitle the holder thereof to receive one common share (a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant referred to as a "Warrant"), without payment of additional consideration and without any further action upon satisfaction of the Escrow Release Conditions (as defined below). Following the closing of this Offering, our Common Shares will be consolidated on the basis of 30 old shares for one new share (the "Consolidation"). Prior to the Consolidation, each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $0.105 at any time before 5:00 p.m. (Toronto time) on the date that is five years from the closing date of this Offering. We will issue and sell the Subscription Receipts pursuant to an agency agreement (the "Agency Agreement") between GMP Securities Ltd., Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc. (collectively, the "Agents") and us. The Offering Price of the Subscription Receipts was determined by negotiation between us and the Agents. See "Plan of Distribution".

We are offering the Subscription Receipts to finance a portion of the purchase price for the acquisition (the "Acquisition") of Hudson Bay Mining and Smelting Co., Limited ("HBMS") from Anglo American International, S.A. ("Anglo American"). The net purchase price will be paid in cash in the amount of $299,194,000 and as to $13,000,000 by the issuance to Anglo American of 173,333,333 Common Shares and 86,666,667 Warrants. This Prospectus also qualifies the Common Shares and Warrants to be issued to Anglo American. See "General Development of the Business — Acquisition of HBMS" and "Use of Proceeds".

The aggregate proceeds of up to $125,055,000 from this Offering (the "Escrowed Funds") will be deposited at the closing of the Offering with Equity Transfer Services Inc., as escrow agent (the "Escrow Agent"), pending satisfaction of the Escrow Release Conditions (as defined herein). Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on February 28, 2005 (the "Deadline"), each Subscription Receipt will be automatically exchanged for one Common Share and one-half of one Warrant, without payment of additional consideration or any further action by holders of Subscription Receipts and the Escrow Agent will pay to the Agent the Agents' fee (together with interest or income earned thereon), and release the balance of the Escrowed Funds (together with interest or other income thereon) to us no later than 10:00 a.m. (Toronto time) on the closing date of the Acquisition. If the Escrow Release Conditions are not satisfied prior to the Deadline, or if the Acquisition Agreement (as defined herein) is terminated prior to such time (in either case the "Termination Time"), the Escrow Agent will return to holders of the Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the Offering Price and their *pro rata* portion of interest or other income earned thereon (less applicable withholding tax, if any). See "General Development of the Business — Acquisition of HBMS", "Use of Proceeds" and "Details of the Offering".

## Price: $0.075 per Subscription Receipt

| | Price to the Public | Agents' Fee(2) | Net Proceeds to the Company(3) |
|---|---|---|---|
| Per Subscription Receipt | $0.075 | $0.0045 | $0.0705 |
| Total(1)(4) | $125,055,000 | $7,503,300 | $117,551,700 |

(1) We have granted the Agents an option (the "Over-Allotment Option") exercisable for a period of 30 days from the date of the closing of this Offering to offer up to an additional 250,110,000 Subscription Receipts at the Offering Price (as adjusted for the Consolidation, if applicable) solely to cover any over-allotments and for market stabilization purposes. If exercised prior to the completion of the Acquisition, the aggregate proceeds raised in connection with any exercise of the Over-Allotment Option will also be held in escrow by the Escrow Agent until the earlier of the satisfaction of the Escrow Release Conditions or the Termination Time.

(2) In consideration for the services rendered by the Agents in connection with the Offering, we will pay the Agents a fee equal to 6% of the gross proceeds received from the sale of all Subscription Receipts and issue to the Agents that number of broker warrants equal to 6% of the aggregate number of Subscription Receipts issued in connection with the Offering, each such broker warrant entitling the holder thereof to acquire one Common Share at a price equal to 115% of the Offering Price (as adjusted for the Consolidation) for a period of 24 months from the closing date of the Offering. No additional commission or fee will be payable to the Agents in connection with the issuance of the Common Shares or Warrants upon the exchange of the Subscription Receipts or upon the exercise of the Warrants. This Prospectus also qualifies the grant of the Over-Allotment Option, the distribution of the Subscription Receipts upon the exercise of such option, and the issue of the broker warrants. See "Plan of Distribution".

(3) After deducting the Agents' fee, but before deducting our expenses in connection with the Offering, estimated to be $3,400,000, which will be paid from the proceeds of the Offering.

(4) If the Over-Allotment Option is exercised in full, the total price to the public, the Agents' fee and the net proceeds (before deducting our expenses in connection with the Offering, estimated to be $3,400,000) to ONTZINC will be $143,813,250, $8,628,795 and $135,184,455, respectively.

*(continued on next page)*

*(continued from cover)*

**An investment in the Subscription Receipts is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See "Risk Factors".**

We do not intend to apply to list or post for trading the Subscription Receipts on any stock exchange or other market. The Common Shares trade on the TSX Venture Exchange ("TSX-V") under the symbol "OTZ". The closing price of the Common Shares on the TSX-V on December 14, 2004, the last day on which the Common Shares traded prior to the filing of this Prospectus, was $0.10. Completion of the Acquisition is subject to us fulfilling all of the requirements of the TSX-V. The Toronto Stock Exchange ("TSX") has conditionally approved the listing of the Common Shares and the Warrants. Listing is subject to us fulfilling all of the listing requirements of the TSX on or before March 9, 2005, including raising minimum gross proceeds of $100 million pursuant to this Offering and distributing the Warrants to a minimum number of public security holders.

The Subscription Receipts are being offered on a best efforts basis in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by our legal counsel, Cassels Brock & Blackwell LLP, and by Ogilvy Renault, on behalf of the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will occur on or about December 21, 2004, or on such other date as we may agree with the Agents, but in any event not later than December 23, 2004 (the "Closing"). A certificate or certificates representing the Subscription Receipts will be issued in registered form only to The Canadian Depositary for Securities Limited ("CDS") or its nominee and will be deposited with CDS on Closing. We will issue the certificate or certificates representing the Common Shares and Warrants issuable upon exchange of the Subscription Receipts in registered form only to CDS on the date of issue of the Common Shares and Warrants. Notwithstanding the foregoing, Subscription Receipts, Common Shares and Warrants issued in the United States or to U.S. persons will be in the form of a definitive certificate delivered to the holders thereof. See "Details of the Offering".

## TABLE OF CONTENTS



---

You should only rely on the information contained in this Prospectus. Neither we nor the Agents have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the Agents are making an offer to sell these Subscription Receipts in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate only as of the date on the front cover of this Prospectus. Our business, operating results, financial condition and prospects may have changed since that date.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" throughout this Prospectus including, but not limited to, statements with respect to our future financial or operating performance and that of our subsidiaries and projects, the future price and consumption of zinc and copper, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures (including environmental capital costs for closure and reclamation of mines), the availability of third party concentrate, mine life projections and cash flow estimates. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we or others "plan", "expect", "project", "intend", "believe", "predict", "estimate", "forecast", or "anticipate" or a statement that certain events or conditions "may" or "will" occur, you must remember that these expectations may not be correct or that we or others, as the case may be, may not accomplish such goals. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. Forward-looking statements are based on our opinions and estimates at the date of such statements, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ

materially from what we project in the forward-looking statements. These factors include the inherent risks involved in the acquisition of HBMS, fluctuating metal prices and currency exchange rates, hedging risks, the impact of governmental regulation, the exploration, development and operation of mineral properties, the uncertainties involved in interpreting drilling results, project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this Prospectus under the heading "Risk Factors". Unless required by applicable securities laws, we have no intention to update or revise any forward-looking statements if circumstances, estimates or opinions change. You are cautioned not to place undue reliance on forward-looking statements.

## PRESENTATION OF FINANCIAL INFORMATION

The financial results and information of ONTZINC and those of 152640 Canada Inc. ("HBMS Parent"), the immediate parent of HBMS, in this Prospectus are presented in accordance with Canadian generally accepted accounting principles ("GAAP").

## CURRENCY PRESENTATION AND EXCHANGE RATE DATA

This Prospectus contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

The closing, high, low and average exchange rates for the United States dollar in terms of the Canadian dollar for the nine months ended September 30, 2004 and for each of the three years ended December 31, 2003, 2002 and 2001 as reported by the Bank of Canada, were as follows:

| | Nine months ended September 30, | Year ended December 31, | | |
|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 |
| Closing | $1.25 | $1.30 | $1.58 | $1.59 |
| High | 1.40 | 1.58 | 1.62 | 1.60 |
| Low | 1.26 | 1.28 | 1.40 | 1.49 |
| Average[(1)] | 1.33 | 1.40 | 1.57 | 1.55 |

(1) Calculated as an average of the daily noon rates for each period.

On December 10, 2004, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.2263.

## ELIGIBILITY FOR INVESTMENT

In the opinion of our counsel, Cassels Brock & Blackwell, LLP, and Ogilvy Renault, counsel to the Agents, based on the current provisions of the *Income Tax Act* (Canada) (the "Tax Act") and the regulations currently in force thereunder (the "Regulations"), the Subscription Receipts will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans ("Deferred Income Plans") and for trusts governed by registered education savings plans ("RESPs"). However, proposed amendments to the Regulations that will, if adopted, apply to property acquired after February 27, 2004 (the "Proposed Amendments"), will affect the qualified investment status of the Subscription Receipts and Warrants. Under the Proposed Amendments, the Warrants will be qualified investments under the Tax Act for Deferred Income Plans and RESPs, provided we deal at arms' length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan of the plan trust. The Proposed Amendments also provide that the Subscription Receipts will not be qualified investments under the Tax Act for Deferred Income Plans or RESPs. Such counsel have been advised by the Department of Finance (Canada) by a letter dated December 6, 2004 (the "Comfort Letter") that the Proposed Amendments are to be modified in a manner that would permit the Subscription Receipts to be qualified investments for Deferred Income Plans and RESPs, provided that we deal at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan of the plan trust. While past experience has shown that recommendations set forth in such Comfort Letters have eventually been enacted into legislation, there is no assurance that the Proposed Amendments will be modified in such a manner or what the effective date of such modification would be. The acquisition of non-qualified investments by Deferred Income Plans and RESPs can result in the imposition of penalty taxes on the holding of or income from such non-qualified investments and, in the case of an RESP, the revocation of the registration of the plan.

In addition, such counsel are of the opinion, based in part on a certificate of an officer of ONTZINC to certain factual matters, that the Subscription Receipts, Common Shares and Warrants, if issued on the date hereof, would not constitute "foreign property" for purposes of Part XI of the Tax Act.

## PROSPECTUS SUMMARY

*The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial data and financial statements contained elsewhere in this Prospectus. You should carefully review the entire contents of this Prospectus, including the risk factors section, and consult your legal and other professional advisors having relevant experience.*

***Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to ONTZINC Corporation and its subsidiaries and joint ventures after giving effect to the Acquisition and references to "ONTZINC" refer to ONTZINC Corporation and its subsidiaries prior to the Acquisition.*** *References to the Howe Report are to a report entitled "Technical Report on Hudson Bay Mining and Smelting Assets, Flin Flon Greenstone Belt, Manitoba and Saskatchewan, Canada", dated November 5, 2004 (the "Howe Report"), which has been prepared for us in connection with the Acquisition by Michael Newbury, P.Eng., of A.C.A. Howe International Limited ("Howe"), a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects* ("NI 43-101").

### Our Business

ONTZINC has agreed to acquire from Anglo American all of the outstanding shares of HBMS Parent for a purchase price of approximately $325 million, subject to adjustment on closing, currently estimated to be approximately $12,806,000, for a net purchase price of approximately $312,194,000. The net purchase price will be paid in cash in the amount of $299,194,000 and as to $13,000,000 by the issuance to Anglo American of 173,333,333 Common Shares and 86,666,667 Warrants ("Acquisition Securities Consideration"). Upon completion of the Acquisition, we will be an integrated base metals mining and smelting company and will be one of the ten largest zinc producers in North America. We will have:

- the 777/Callinan and Trout Lake zinc and copper mines near Flin Flon, Manitoba, the Chisel North zinc mine near Snow Lake, Manitoba and the Konuto Lake copper mine in Saskatchewan (the "HBMS Mines"), which have, based on the Howe Report, aggregate estimated proven and probable mineral reserves of approximately 24.4 million tonnes of ore, grading 4.81% zinc and 2.15% copper, and an additional estimated 3.2 million tonnes of inferred mineral resources, grading 5.33% zinc and 2.04% copper;
- a metallurgical complex located in Flin Flon, Manitoba and a zinc concentrator near Snow Lake, Manitoba; the Flin Flon metallurgical complex is comprised of a zinc and copper concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of 115,000 tonnes of cast zinc and 90,000 tonnes of anode copper, as well as gold and silver by-products;
- a zinc oxide plant with annual production capacity of 45,000 tonnes that takes between 32,000 and 41,000 tonnes of our annual zinc metal production; and
- a 50% interest in an established marketing joint venture, Considar Metal Marketing Inc. ("CMM").

HBMS recently completed a $435 million capital expenditure program (the "777 Project"), that involved the construction and development of the 777 mine in Flin Flon and the Chisel North mine in Snow Lake, expansion of the Flin Flon concentrator, expansion of the Flin Flon zinc plant, including construction of an electrolytic cellhouse and other infrastructure upgrades. This project has led to improvements in operating margins of the mines, workplace productivity and workplace safety.

Total 2003 HBMS production was approximately 117,800 tonnes of refined zinc, 83,400 tonnes of refined copper, 60,600 ounces of gold and 1,090,800 ounces of silver, derived from 228,500 tonnes of zinc concentrate (including 46,300 tonnes of purchased concentrate) and 273,100 tonnes of copper concentrate (including 108,800 tonnes of purchased concentrate). Based on its estimate of mineral reserves in the Howe Report, Howe estimates that the HBMS Mines will have a 13 year mine life. Howe projects that the HBMS metallurgical plants will produce approximately 3.308 billion pounds of zinc and 2.513 billion pounds of copper from both domestic and purchased concentrate over the planned 13 year mine life. Future production and cost information is based on assumptions and estimates that are subject to a number of risks and uncertainties and, as a result,

our actual results or achievements may be materially different. See "Mineral Potential of Our Material Properties" for further details as to the nature of this information.

In respect of the Acquisition, ONTZINC has entered into an acquisition agreement with Anglo American, dated October 7, 2004 (the "Acquisition Agreement"). The Acquisition is subject to regulatory and stock exchange approval and other closing conditions, including our completion of financing to fund the purchase price. ONTZINC and Anglo American have obtained an advance ruling certificate under the *Competition Act* (Canada).

We also own two development projects: the Balmat mine in the State of New York, and the Gay's River mine in the Province of Nova Scotia, Canada; and two exploration projects: the Southwestern Ontario Project in the province of Ontario, Canada, and the San Antonio project in Chile.

### Our Competitive Strengths

We believe that the following business strengths will enable us to increase our production and profitability:

- modern, upgraded facilities, as a result of a recent investment of approximately $435 million;
- a significant land position, selected over many decades, of approximately 280,000 hectares primarily in Manitoba and Saskatchewan with significant exploration potential;
- vertically integrated operations, incorporating four mines, two concentrators, a copper smelter, a zinc plant, a zinc oxide production division and a marketing joint venture;
- an experienced management team with a proven record of success in all aspects of the mining industry;
- a stable workforce with significant operational experience at all levels, and a strong safety record; and
- a well developed, low-cost infrastructure, including historically low cost electrical power as well as access to rail, road and air transportation.

### Our Strategy

Our immediate objective is to successfully complete the Acquisition and retain key HBMS personnel. Upon achieving this objective, the key components of our strategy will include:

- identifying further opportunities to lower costs;
- investigating opportunities for mine development and mineral reserve exploration;
- pursuing growth through selective acquisitions; and
- maintaining strong safety and environmental performance.

### Plan of Financing

ONTZINC plans to finance the Acquisition with the net proceeds of this Offering and the net proceeds from the proposed sale (the "Debt Financing") of US$175 million aggregate principal amount of 9⅝% senior secured notes (the "Notes") of a newly formed wholly-owned subsidiary that will, after the Acquisition, own, and subsequently merge with, HBMS. We expect that the Notes will have a seven year maturity. The Notes will contain covenants that, among other things, restrict the ability of our amalgamated wholly-owned subsidiary to, in certain circumstances, incur additional indebtedness or enter into sale and leaseback transactions, pay dividends or make equity distributions, make investments, create liens, engage in transactions with affiliates, and merge or consolidate with other companies or sell substantially all of its assets. The completion of the Acquisition is subject to the successful completion of both this Offering and the Debt Financing. See "Use of Proceeds" and "Capitalization".

### Summary Unaudited Pro Forma Consolidated Financial Information

The following summary unaudited pro forma consolidated financial information gives effect to the Acquisition, the Consolidation, this Offering and the Debt Financing, as if such events had occurred on January 1, 2003 for results of operations purposes, and on September 30, 2004 for balance sheet purposes. This summary unaudited pro forma consolidated financial information is based on available information and certain assumptions we consider reasonable and is presented for illustrative purposes only. It does not purport to represent what our results of operations or financial position would have been if the Acquisition, the Consolidation and the financings had occurred on the dates indicated. The summary unaudited pro forma consolidated financial information is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of ONTZINC and the historical consolidated financial statements of HBMS Parent, including the notes thereto, included elsewhere in this Prospectus.

| | Pro Forma for the Nine Months Ended September 30, 2004 | Pro Forma for the Year Ended December 31, 2003 |
|---|---|---|
| | (unaudited) | (unaudited) |
| | (dollars in thousands, except per share amounts) | |
| Results of Operations: | | |
| Net sales | $385,026 | $ 417,914 |
| Net income (loss) | 16,565 | (357,266) |
| Per Common Share: | | |
| Basic earnings (loss) | $ 0.24 | $ (5.49) |
| Diluted earnings (loss) | $ 0.24 | $ (5.49) |

| | Pro Forma as at September 30, 2004 |
|---|---|
| | (unaudited) (dollars in thousands) |
| Balance Sheet: | |
| Cash and cash equivalents (excluding restricted cash of $13,000) | $ 36,120 |
| Total assets | 620,999 |
| Total liabilities | 482,839 |
| Shareholders' equity | 138,160 |

If the Agents exercise the Over-Allotment Option in full, there will be, on a pro forma basis, an additional 8,337,000 Common Shares outstanding.

### Summary Consolidated Financial Information of HBMS Parent

The following tables set forth summary consolidated financial information of HBMS Parent as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at September 30, 2004 and for the nine months ended September 30, 2004 and 2003. This summary consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements of HBMS Parent, including the notes thereto, and the associated management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements of HBMS Parent have been prepared in accordance with Canadian GAAP.

| | Nine Months Ended September 30, | | Years Ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (unaudited) | (unaudited) | (audited) | (audited) | (audited) |
| | (dollars in thousands) | | | | |
| **Statement of Operations:** | | | | | |
| Sales | $ 385,026 | $298,753 | $ 417,914 | $ 436,092 | $ 390,589 |
| Total revenue | 392,114 | 299,214 | 418,757 | 439,568 | 409,583 |
| Operating costs | 308,378 | 316,188 | 430,626 | 440,431 | 417,364 |
| General and administrative | 6,068 | 5,141 | 6,907 | 9,561 | 10,321 |
| Depreciation and amortization | 39,902 | 53,475 | 70,709 | 66,429 | 73,327 |
| Accretion | 1,266 | 1,134 | 2,078 | 1,890 | 1,937 |
| Exploration | — | — | 5,550 | 4,538 | 2,130 |
| Foreign exchange (gain) loss | 2,192 | (34,931) | (37,272) | (2,021) | 33,021 |
| Asset impairment | — | — | 268,944 | — | — |
| Total costs and expenses | 353,464 | 341,007 | 747,542 | 520,828 | 538,100 |
| Net earnings (loss) | 38,800 | (42,896) | (330,103) | (82,958) | (129,725) |
| **Statement of Cash Flows:** | | | | | |
| Cash generated by (applied to) operating activities | $ 59,883 | $ 10,323 | $ (3,739) | $ (11,819) | $ (69,561) |
| Cash generated by (applied to) investing activities | (47,896) | (89,305) | (118,366) | (112,897) | (188,436) |
| Cash generated by (applied to) financing activities | 10,394 | 95,359 | 121,629 | 115,430 | 271,286 |
| **Balance Sheet:** | | | | | |
| Cash and cash equivalents | $ 25,908 | | $ 3,527 | $ 4,003 | |
| Total assets | 576,759 | | 512,396 | 733,418 | |
| Total liabilities | 1,484,899 | | 1,459,310 | 1,349,984 | |
| Shareholder's (deficiency) | (908,140) | | (946,914) | (616,566) | |

### Summary Consolidated Financial Information of ONTZINC Corporation

The following tables set forth summary consolidated financial information of ONTZINC as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at September 30, 2004 and for the nine months ended September 30, 2004 and 2003. This summary consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, and management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements have been prepared in accordance with Canadian GAAP.

| | Nine Months Ended September 30, | | Years Ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (unaudited) | (unaudited) | (audited) | (audited) | (audited) |
| | (dollars in thousands, except per share amounts) | | | | |
| Statement of Operations: | | | | | |
| Net revenue | $ 19 | $ 5 | $ 8 | $ 2 | $ 1 |
| Net loss | 5,747 | 1,874 | 5,179 | 958 | 2,878 |
| Statement of Cash Flows: | | | | | |
| Cash applied to operating activities | $ (3,285) | $(1,245) | $(3,176) | $ (961) | $ (469) |
| Cash generated by (applied to) financing activities | 8,612 | 5,272 | 8,466 | (203) | 274 |
| Cash generated by (applied to) investing activities | (4,490) | (1,831) | (3,371) | 1,340 | 181 |
| Per Common Share: | | | | | |
| Basic and diluted loss[(1)] | $ (0.03) | $ (0.02) | $ (0.05) | $(0.01) | $(0.08) |
| Weighted average number of Common Shares outstanding (millions) | 193 | 98 | 113 | 68 | 35 |
| Balance Sheet: | | | | | |
| Cash and cash equivalents | $ 2,951 | | $ 2,114 | $ 195 | |
| Total assets | 15,439 | | 12,455 | 4,576 | |
| Total liabilities | 4,430 | | 2,833 | 1,234 | |
| Shareholders' equity | 11,009 | | 9,622 | 3,342 | |

(1) Basic and diluted loss per Common Share has not been adjusted to reflect the proposed Consolidation. Had the Consolidation occurred on January 1, 2001, basic and diluted loss per Common Share would have been $0.89 and $0.57 for the nine months ended September 30, 2004 and 2003, respectively, and $1.37, $0.42 and $2.44 for the years ended December 31, 2003, 2002 and 2001, respectively.

## The Offering

**Offering:**

1,667,400,000 Subscription Receipts. We will create and issue the Subscription Receipts pursuant to a subscription receipt agreement (the "Subscription Receipt Agreement") among Equity Transfer Services Inc., as escrow agent thereunder, the Agents and us. Prior to giving effect to the Consolidation, upon exchange each Subscription Receipt will entitle the holder thereof to receive one Common Share and one-half of one Warrant, without payment of additional consideration and without any further action required by the holder. Provided the Escrow Release Conditions have been met, the Subscription Receipts will be deemed to be exchanged upon the completion of the Acquisition. Prior to the Consolidation, each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $0.105 at any time prior to 5:00 p.m. (Toronto time) on the day that is five years from the Closing Date.

**Over-Allotment Option**

We have granted the Agents an option (the "Over-Allotment Option") exercisable in whole or in part at any time until 30 days following the date of Closing of this Offering to offer at the Offering Price 250,110,000 additional Subscription Receipts (for additional gross proceeds of up to $18,758,250) to cover over-allotments, if any, and for market stabilization purposes. See "Plan of Distribution". In the event that the Agents exercise the Over-Allotment Option after the closing of the Acquisition and Consolidation, then we will issue the appropriate number of Common Shares and Warrants in lieu of Subscription Receipts.

**Amount of Offering:**

$125,055,000 ($143,813,250 if the Over-Allotment Option is exercised in full).

**Escrow of Proceeds**

The gross proceeds from the sale of the Subscription Receipts (the "Escrowed Funds") will be delivered to and held in escrow by the Escrow Agent. The Escrowed Funds will be invested in short term interest bearing or discount obligations issued or guaranteed by the government of Canada, a province of Canada, or a Canadian chartered bank, provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service as directed in writing by us, pending receipt by the Escrow Agent of a notice in the prescribed form (the "Escrow Release Notice") from us and countersigned by GMP Securities Ltd., on behalf of the Agents. Such Escrow Release Notice shall confirm that (i) all of the conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled or waived to our satisfaction and that any waivers under or amendments to the Acquisition Agreement shall not cause this Prospectus to contain a misrepresentation (as defined in securities legislation) and that the parties to the Acquisition Agreement are prepared to close on the next business day; (ii) our shareholders have approved the Consolidation; and (iii) we and the lead manager in connection with the Debt Financing have provided the Escrow Agent with a joint notice confirming that the Debt Financing has closed or is prepared to close on the next business day (collectively, the "Escrow Release Conditions"), and it shall direct and instruct the Escrow Agent to issue and deliver the Common Shares and Warrants to the holders of Subscription Receipts in the manner and on the conditions set out in the Subscription Receipt Agreement. Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on February 28, 2005 (the "Deadline"), the Escrow Agent will (i) issue to the holders of Subscription Receipts, without payment of additional consideration or any further action by such holders, one Common Share and one-half of one Warrant for each Subscription Receipt held, (ii) pay to the Agents the Agents' fee (together with interest or income earned thereon) and (iii) release the balance of the Escrowed Funds to the Company (together with interest or

| | |
|---|---|
| | other income earned thereon) no later than 10:00 a.m. (Toronto time) on the closing date of the Acquisition. If the Escrow Release Conditions are not satisfied on or before the Deadline, or if the Acquisition Agreement is terminated prior to such time (in either case, the "Termination Time"), the Escrow Agent will return to Subscription Receipt holders commencing on the third business day following the Termination Time an amount equal to the purchase price thereof and their *pro rata* portion of interest or other income earned thereon (less applicable withholding tax, if any). If the closing of this Offering is to occur concurrently with the closing of the Acquisition, or if the Over-Allotment Option is exercised concurrently with or after the closing of the Acquisition, the appropriate number of Common Shares and Warrants will be issued directly to purchasers hereunder in place of Subscription Receipts. In such event, the proceeds of the Offering will not be held in escrow. See "Use of Proceeds". |
| **Use of Proceeds:** | The net proceeds to us from the Offering are estimated to be $114.2 million ($131.8 million if the Over-Allotment Option is exercised in full), after deducting the Agents' fee and the estimated expenses of this Offering. We intend to use the net proceeds from this Offering, together with the net proceeds from the Debt Financing, to fund the purchase price for the Acquisition (currently $312,194,000, of which $299,194,000 is payable in cash, subject to final adjustment at closing), for transaction costs relating to the Acquisition, the Offering and the Debt Financing (approximately $20 million) and for general corporate and working capital purposes, which may include repayment of debt. Proceeds from the sale of the Acquisition Securities Consideration will be used to provide additional security in the form of a letter of credit in respect of our reclamation liabilities. See "Use of Proceeds". |
| **Consolidation:** | Following completion of the Acquisition and the automatic exchange of the Subscription Receipts, the Common Shares will be consolidated on the basis of 30 old Common Shares for one new Common Share. |
| **Risk Factors:** | **An investment in the Subscription Receipts is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. See "Risk Factors".** |

## OUR BUSINESS

*Unless the context otherwise suggests, references to "we", "us", "our" and similar terms, as well as references to the "Company", refer to ONTZINC Corporation and its subsidiaries and joint ventures after giving effect to the Acquisition. References to "ONTZINC" refer to ONTZINC Corporation and its subsidiaries prior to the Acquisition.*

### Our Business

ONTZINC recently agreed to acquire from Anglo American all of the outstanding shares of HBMS Parent, for a purchase price of approximately $325 million, subject to adjustment on closing, currently estimated to be approximately $13 million, for a net purchase price of $312 million. The purchase price is payable as to $299,194,000 in cash and $13 million by the issuance of 173,333,333 Common Shares and 86,666,667 Warrants. Upon completion of the Acquisition, we will be an integrated base metals mining and smelting company and will be one of the ten largest zinc producers in North America. We will have:

- the HBMS Mines, which have, based on the Howe Report, aggregate estimated proven and probable mineral reserves of approximately 24.4 million tonnes of ore, grading 4.81% zinc and 2.15% copper, and an additional estimated 3.2 million tonnes of inferred mineral resources, grading 5.33% zinc and 2.04% copper;
- a metallurgical complex located in Flin Flon, Manitoba and a zinc concentrator near Snow Lake, Manitoba; the Flin Flon metallurgical complex is comprised of a zinc and copper concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of 115,000 tonnes of cast zinc and 90,000 tonnes of anode copper, as well as gold and silver by-products;
- a zinc oxide plant with annual production capacity of 45,000 tonnes that takes between 32,000 and 41,000 tonnes of our annual zinc metal production;
- a seasoned exploration team with a proven track record of discovering new ore bodies, together with a land position of approximately 280,000 hectares located primarily in Manitoba and Saskatchewan, offering potential for further mineral discoveries;
- experienced mine and production management, and a stable work-force with an excellent health and safety record; and
- a 50% interest in an established marketing joint venture, CMM which markets our metals and identifies and acquires additional zinc and copper concentrate for our metallurgical complex.

HBMS recently completed the 777 Project, a $435 million capital expenditure program, that involved the construction and development of the 777 mine in Flin Flon and the Chisel North mine in Snow Lake, expansion of the Flin Flon concentrator, expansion of the Flin Flon zinc plant, including construction of an electrolytic cellhouse and other infrastructure upgrades. This project has lead to improvements in operating margins of the mines, workplace productivity and workplace safety.

Total 2003 HBMS production was approximately 117,800 tonnes of refined zinc, 83,400 tonnes of refined copper, 60,600 ounces of gold and 1,090,800 ounces of silver, derived from 228,500 tonnes of zinc concentrate (including 46,300 tonnes of purchased concentrate) and 273,100 tonnes of copper concentrate (including 108,800 tonnes of purchased concentrate).

We also own two development projects: the Balmat mine in the State of New York, and the Gay's River mine in the Province of Nova Scotia, Canada; and two exploration projects: the Southwestern Ontario Project in the province of Ontario, Canada, and the San Antonio project in Chile.

### Our Competitive Strengths

We believe that the following business strengths will enable us to increase our production and profitability.

*Modern, Upgraded Facilities*

Between 1998 and 2004, we invested approximately $435 million to expand, modernize and improve our mines and plants. The 777 Project involved construction and development of the modern 777 and Chisel North mines, capacity expansion at the zinc concentrator in Flin Flon and expansion of our zinc plant, including the installation of an electrolytic cellhouse. The design of our zinc plant permits a further 15% capacity expansion. The 777 Project improved our productivity through both the implementation of new technology and streamlining of our workforce. This has translated into operating efficiencies, cost reductions and the production of higher grades of ore.

*Land Position with Strategic Exploration Potential*

We hold a land position of approximately 280,000 hectares in Manitoba and Saskatchewan. Over our more than 75 year operating history, we have brought into production over 25 ore bodies on our lands. Currently, we operate four mines on this land. These mines will, according to estimates in the Howe Report, have a 13 year mine life. Our land position includes select portions of the highly productive Flin Flon greenstone belt that we believe have excellent potential for further ore body discoveries. Since much of this property is within 100 kilometres of our two concentrators, we anticipate that we will be able to economically exploit even small ore bodies that we discover.

We also own 51,276 acres of mineral rights in northern New York and lease an additional 4,774 acres of mineral rights in the areas proximate to the Balmat mine.

*Vertically Integrated Operations*

Our Flin Flon and Snow Lake operations are comprised of four operating mines, two concentrators, a 90,000 tonne per year copper smelter and a 115,000 tonne per year zinc plant. These integrated operations limit our exposure to fluctuating third party treatment and refining charges. In addition, we have available capacity at our metallurgical plants, currently filled by purchased concentrates, which gives us the flexibility to develop ore bodies in the area of Flin Flon and Snow Lake that a mining company without proximate metallurgical plants could not develop profitably after payment of transportation and treatment charges. Our zinc oxide production division, Zochem, receives and processes a significant amount of our zinc metal production. This off-take mitigates the impact on us of volume cycles and price volatility in the zinc metal market. Through CMM, our marketing joint venture, we monitor and maintain customer relationships that have, historically, supported demand and premium pricing for our zinc, zinc oxide and copper.

*Experienced Management Team*

The ONTZINC management team has considerable experience in identifying, acquiring and financing mining operations as well as managing public companies. We believe this experience provides a solid base on which to expand our operations. The HBMS management team also has a proven record of success in various aspects of the mining industry, including mining, processing, marketing and the subsequent reclamation of mines. The experience of management at HBMS was integral to the success of the 777 Project, which was completed ahead of schedule and on budget.

*Skilled and Stable Workforce and Strong Safety Record*

The HBMS workforce is well trained, historically stable and has significant operational experience at all levels. There has not been a labour work stoppage at the existing HBMS operations in over thirty years, despite significant labour reductions since 1991. Moreover, HBMS has a labour stability agreement in place until 2012 providing a framework for labour relations that mitigates the risk of strikes or lockouts at its operations. See "Our Business — Operations — Employees."

HBMS has established a strong safety record. Earlier this year, HBMS was recommended for registration of its Safety Management System under Occupational Health and Safety Assessment Series 18001 ("OHSAS 18001"). For the three years ended December 31, 2003, HBMS experienced an average annual rate of approximately 0.7 lost time injury frequency per 200,000 hours worked. In addition to lower worker

compensation costs, we believe that improvements in the safety of the HBMS workforce assist in maintaining healthy labour relations between the HBMS management and workforce.

*Well-Developed Low-cost Infrastructure*

We have a well-developed, low-cost infrastructure. Substantially all of our electrical power is supplied by Manitoba Hydro from both its and Saskatchewan Power Corporation's power grids, which are fed by three hydroelectric generating stations. Historically, the price of electricity from Manitoba Hydro has been among the lowest offered by major energy utilities in North America. The water supply for the Flin Flon metallurgical complex is pumped from nearby Trout Lake. Further, the Flin Flon properties have well developed access to rail, road and air transportation. Rail access allows concentrate and many other key consumables, such as propane and fuel oil, to be purchased in bulk. It also provides the lowest cost transport of our products.

**Our Strategy**

Our immediate objective is to successfully complete the acquisition of HBMS and retain key personnel from HBMS. The Acquisition will transform us into a significant producer of zinc and copper. HBMS' total revenues for the twelve months ended September 30, 2004 were over $511 million.

Our strategy is to leverage our proven operating assets, significant mineral reserves and experienced workforce to:

*Identify Further Opportunities to Lower our Costs*

Over the past decade, we have lowered our costs through infrastructure investments, a focus on workplace safety, targeted workforce reduction and an increase in production. We will continue to review further opportunities to reduce our costs of production, including lowering our costs for copper refining through the anticipated purchase by CMM of the White Pine copper refinery. Increasing production of concentrate from the HBMS Mines or other of our properties proximate to or otherwise synergistic with our metallurgical facilities is our most significant opportunity to reduce our costs and improve our profitability.

*Investigate Opportunities for Mine Development and Mineral Reserve Exploration*

We plan to exploit ore bodies and pursue expanded exploration programs. We believe that there remains significant potential to discover additional mineral reserves within the HBMS Mines, particularly at the Trout Lake and 777/Callinan mines. We also intend to focus our exploration program on the HBMS land position in Manitoba and Saskatchewan. Reopening the Balmat mine is also a priority. Using the experienced operations managers from HBMS and the marketing experience of CMM, we believe that we can reproduce many of the operational efficiencies of HBMS at the Balmat mine. We will also investigate the potential for integrating these operations with our metallurgical facilities in Flin Flon. We will otherwise focus our development and exploration programs on our other existing projects or future projects to the extent they present attractive opportunities to expand our mineral reserves.

*Pursue Growth Through Selective Acquisitions*

We believe there is opportunity for future growth through selective acquisitions of operating assets and properties at an advanced state of development. Leveraging the expertise of our management team, we intend to pursue a selective and disciplined acquisition strategy in areas of political stability, with a particular focus on properties in North America, South America and Australia.

*Maintain Strong Safety and Environmental Performance*

One of our core values is protecting the health and welfare of our employees and the environment. We have achieved an excellent safety record in recent years and we are committed to maintaining this record. We intend to continue to adhere to strict environmental compliance standards with a goal of continually improving our environmental performance. Each of the Flin Flon and Snow Lake operations has recently been certified to the ISO 14001:1996 Environmental Management System. We believe that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency.

## Operations

We are a vertically integrated base metals mining and smelting company. The following chart outlines our current operations flow.



Trout Lake Mine
777/Callinan Mine
Konuto Mine
Chisel North Mine
Flin Flon Concentrator
Snow Lake Concentrator
Domestic Copper Concentrate
Domestic Zinc Concentrate
Copper Smelter
Purchased Concentrate
Zinc Plant
Zochem Zinc Oxide
CMM, Marketing Joint Venture


The following map shows the locations of our facilities in Manitoba and Saskatchewan.



HUDSON BAY
ALBERTA
SASKATCHEWAN
ONTARIO
UNITED STATES


The Balmat mine is located in St. Lawrence County, New York State, approximately 32 kilometres south of the St. Lawrence River.

*Historical Production*

We produce zinc and copper products from concentrates sourced from the HBMS Mines ("domestic concentrates") and from concentrates purchased from other parties ("purchased concentrates"). The chart below sets out our total metal production from the HBMS operations for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001.

| | | Production Summary | | | |
|---|---|---|---|---|---|
| | Units | September 30, 2004 | 2003 | 2002 | 2001 |
| **Metal Production from Domestic Concentrates** | | | | | |
| Zinc | 000s tonnes | 80.1 | 93.0 | 102.1 | 78.4 |
| Copper | 000s tonnes | 31.1 | 42.1 | 45.2 | 55.0 |
| Gold | 000s troy ounces | 51.4 | 57.0 | 57.1 | 66.5 |
| Silver | 000s troy ounces | 456.1 | 630.3 | 802.8 | 893.0 |
| **Metal Production from Purchased Concentrates** | | | | | |
| Zinc | 000s tonnes | 1.8 | 24.8 | 6.0 | 10.0 |
| Copper | 000s tonnes | 23.9 | 41.3 | 40.7 | 26.8 |
| Gold | 000s troy ounces | 1.0 | 3.6 | 4.9 | 5.4 |
| Silver | 000s troy ounces | 282.0 | 460.5 | 486.5 | 371.4 |
| **Total Metal Production** | | | | | |
| Zinc | 000s tonnes | 81.9 | 117.8 | 108.1 | 88.4 |
| Copper | 000s tonnes | 55.0 | 83.4 | 85.9 | 81.8 |
| Gold | 000s troy ounces | 52.4 | 60.6 | 62.0 | 71.9 |
| Silver | 000s troy ounces | 738.1 | 1,090.8 | 1,289.3 | 1,264.4 |

*Underground Mining Operations*

Our material properties are the HBMS Mines and related plants and the Balmat mine. The HBMS Mines consist of the 777/Callinan, Trout Lake and Chisel North mines in northern Manitoba and the Konuto Lake mine in northern Saskatchewan. The Balmat mine is not currently in operation. Each of the HBMS Mines and the Balmat mine is an underground mine.

The HBMS Mines

*Location*

Other than the Chisel North mine, the HBMS Mines are within 24 kilometres of Flin Flon. The Chisel North mine is approximately 215 kilometres east of Flin Flon. The Town of Flin Flon is approximately 750 kilometres north of Winnipeg, the capital of the Province of Manitoba. Flin Flon has a population of approximately 7,000 people, with an additional 3,000 people living in the surrounding community, and has well developed access to road, rail and air transportation.

The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations.

Annual rental costs for the mineral rights are approximately $280,000, based on a rate of $8.00 per hectare.

The geographical area has cool summers and very cold winters with a mean annual temperature of −2.5°C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

*Geology*

The HBMS Mines are located in the Canadian shield, one of the world's largest exposed areas of Precambrian rocks. Within the Canadian shield are large, deformed remnants of ancient volcanic-sedimentary terrain ("greenstone belts"), which historically have been proven locations of base and precious metals.

The ore bodies of the Flin Flon greenstone belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometres east-west and 75 kilometres north-south. The deposits are precious metal rich and of the copper-zinc volcanic massive sulphide ("VMS") type hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. VMS deposits are best classified into just two major groups, copper-zinc type and zinc-lead-copper type, respectively, which reflects the associations of major ore metals and other geological characteristics. VMS deposits in the area range in size from less than 100,000 tonnes to the more than 100 million tonne Flin Flon/777/Callinan cluster of ore bodies.

*History*

HBMS has operated in the Flin Flon greenstone belt for more than 75 years. During this period, HBMS has mined approximately 155 million tonnes of ore.

In the mid-1990s, a strategic review of the HBMS operations showed a company in decline; HBMS had declining reserves, lower ore grades, rising costs and a poor safety record. At this time, HBMS concluded that it had less than a ten-year mine life and planned closure of operations before 2005.

In connection with the closure plan, HBMS decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on its drilling program, HBMS discovered the 777 ore body and by 1997 had defined this ore body. HBMS determined that the 777 ore body had the potential to extend its operations for another 12 to 16 years, if a number of critical factors were first addressed. As a result, HBMS significantly lowered its overall unit operating cost, improved its safety performance and created a performance-oriented culture.

*777/Callinan Mine*

The 777/Callinan mine is situated approximately one kilometre north of Flin Flon and is part of the Flin Flon deposit cluster of ore bodies. According to the Howe Report, the 777/Callinan mine contains approximately 68.6% of the estimated HBMS mineral reserves.

This mine was first indicated in 1993 by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres. In 1995, a drilling program delineated the ore body. In 1999, HBMS commenced the development of the 777 mine as part of the 777 Project and commercial production from the mine commenced in January 2004.

The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, 777 and Callinan ore bodies, is comprised of a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature. In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees true and dips 50 to 60 degrees to the east.

The mine has an internal ramp system to allow movement between working levels. The 777 shaft is a 6.7 metre diameter vertical shaft to a depth of 1,530 metres. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16-tonne skips. A separate double drum hoist operates a cage and counterweight and a single drum hoist operates a small cage.

Mining is by a combination of mechanized cut and fill and longhole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

Ventilation control is adequate and the main shaft is the primary fresh air intake. Dedicated compressors supply compressed air. Air and water pipes are installed to distribute the compressed air and water through the mine. The mine also has adequate electrical power for mining purposes.

The following chart sets forth the production of the 777/Callinan mine during the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001.

**777/Callinan Mine Historical Statistics**

| | | September 30, | December 31, | | |
|---|---|---|---|---|---|
| | Units | 2004 | 2003 | 2002 | 2001 |
| Ore Mined | 000s tonnes | 730.2 | 709.2 | 601.1 | 593.9 |
| Zinc | % | 4.59 | 3.96 | 3.95 | 4.23 |
| Copper | % | 3.01 | 2.80 | 2.31 | 2.40 |
| Gold | grams/tonne | 2.33 | 1.92 | 1.95 | 2.16 |
| Silver | grams/tonne | 23.76 | 21.81 | 19.17 | 24.89 |
| Manpower | persons | 177 | 177 | 177 | 178 |
| Contained Zinc | tonnes | 33,524 | 28,090 | 23,714 | 25,132 |
| | (Mm lbs) | (73.9) | (61.93) | (52.28) | (55.41) |
| Contained Copper | tonnes | 21,957 | 19,871 | 13,862 | 14,270 |
| | (Mm lbs) | (48.4) | (43.81) | (30.56) | (31.46) |
| Contained Gold | kilograms | 1,702 | 1,362 | 1,175 | 1,283 |
| | (troy oz) | (54,734) | (43,777) | (37,769) | (41,241) |
| Contained Silver | kilograms | 17,350 | 15,464 | 11,521 | 14,782 |
| | (troy oz) | (557,801) | (497,179) | (370,401) | (475,249) |

*Trout Lake Mine*

The Trout Lake mine is located beneath Trout Lake, approximately six kilometres northeast of Flin Flon. According to the Howe Report, the Trout Lake mine contains approximately 18.9% of the estimated HBMS mineral reserves.

The Trout Lake mine was discovered by Granges Exploration in the 1970s, as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies. Commercial production commenced at the Trout Lake mine in 1988.

The Trout Lake ore body sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is 8 metres. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers.

The main shaft has been sunk to a depth of 1,091 metres. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The main shaft is a circular two-compartment 4.9 metre diameter vertical shaft operating to a depth of 1,091 metres. The ramp extends to 1,100 metres below surface at an inclination of 15% from the horizontal. A 762 metre long inclined conveyor delivers the ore from the underground crusher to the coarse ore bin adjacent to the shaft.

Mining is by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing and subsequent treatment in HBMS' zinc plant and copper smelter.

The following chart sets forth the production of the Trout Lake mine during the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001.

**Trout Lake Mine Historical Statistics**

| | | September 30, | December 31, | | |
|---|---|---|---|---|---|
| | Units | 2004 | 2003 | 2002 | 2001 |
| Ore Mined | 000s tonnes | 689.5 | 872.7 | 898.6 | 909.1 |
| Zinc | % | 5.08 | 4.82 | 4.21 | 4.06 |
| Copper | % | 1.50 | 1.17 | 1.63 | 1.40 |
| Gold | grams/tonne | 1.47 | 1.78 | 1.34 | 1.17 |
| Silver | grams/tonne | 12.89 | 20.40 | 12.10 | 10.46 |
| Manpower | persons | 174 | 183 | 181 | 183 |
| Contained Zinc | tonnes | 35,046 | 42,018 | 37,832 | 36,882 |
| | (Mm lbs) | (77.26) | (92.63) | (83.41) | (81.31) |
| Contained Copper | tonnes | 10,321 | 10,219 | 14,639 | 12,691 |
| | (Mm lbs) | (22.75) | (22.53) | (32.27) | (27.98) |
| Contained Gold | kilograms | 1,016 | 1,556 | 1,202 | 1,060 |
| | (troy oz) | (32,680) | (50,021) | (38,632) | (34,072) |
| Contained Silver | kilograms | 8,888 | 17,802 | 10,876 | 9,507 |
| | (troy oz) | (285,762) | (572,352) | (349,669) | (305,643) |

*Konuto Lake Mine*

The Konuto Lake mine is situated in Saskatchewan, approximately 24 kilometres southwest of Flin Flon. According to the Howe Report, the Konuto Lake mine contains approximately 3.1% of the estimated HBMS mineral reserves.

The Konuto Lake ore body was discovered by an airborne geophysical survey in 1994 with follow-up diamond drilling taking place the same year. The Konuto project capital development and construction started in 1997 and production began in 1999. In 2001 a parallel, wide lens was discovered and is currently being mined. The mine produces approximately 300,000 ore tonnes per annum from near vertical multiple lenses between 40m and 465m depths. Initial mining was by cut and fill using unconsolidated waste rockfill and since 2003 includes longhole open stoping.

The deposit consists of volcanic hosted massive sulphides overlain by barren basalt volcanic flows. Chalcopyrite and minor sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The horizon that hosts the deposit has been repeated by north trending isoclinal folding and may be the same horizon that hosted the Birch-Flexar ore bodies two kilometres east of the Konuto Lake deposit.

The mine consists of a ramp to a depth of 456 metres. Mining is by a combination of longhole open and cut and fill stoping. The ore is crushed on surface under a contract and then hauled over a company road to the concentrator at Flin Flon.

The following chart sets forth the production of the Konuto Lake mine during the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001.

**Konuto Lake Mine Historical Statistics**

| | | September 30, | December 31, | | |
|---|---|---|---|---|---|
| | Units | 2004 | 2003 | 2002 | 2001 |
| Ore Mined | 000s tonnes | 252.3 | 321.5 | 298.9 | 200.6 |
| Zinc | % | 2.06 | 1.82 | 2.12 | 1.39 |
| Copper | % | 4.11 | 3.73 | 4.06 | 4.50 |
| Gold | grams/tonne | 1.99 | 1.99 | 2.02 | 2.06 |
| Silver | grams/tonne | 9.57 | 9.50 | 7.58 | 8.43 |
| Manpower | persons | 47 | 55 | 55 | 35 |
| Contained Zinc | tonnes | 5,199 | 5,841 | 6,334 | 2,788 |
| | (Mm lbs) | (11.5) | (12.9) | (14.0) | (6.2) |
| Contained Copper | tonnes | 10,369 | 11,985 | 12,146 | 9,033 |
| | (Mm lbs) | (22.9) | (26.4) | (26.8) | (19.9) |
| Contained Gold | kilograms | 502 | 639 | 605 | 413 |
| | (troy oz) | (16,129) | (20,553) | (19,441) | (13,267) |
| Contained Silver | kilograms | 2,413 | 3,053 | 2,265 | 1,693 |
| | (troy oz) | (77,587) | (98,158) | (72,823) | (54,395) |

*Chisel North Mine*

The Chisel North mine is ten kilometres west of the Snow Lake concentrator and about six kilometres south of the town of Snow Lake, which is approximately 215 kilometres from Flin Flon. According to the Howe Report, the Chisel North mine contains approximately 9.4% of the estimated HBMS mineral reserves.

In 1986, an exploration program was initiated to systematically explore the Chisel basin. Additional drilling was carried out between 1993 and 1997 to suitably define the ore body for a feasibility study. A total of 77,632 metres in 130 holes and wedges were drilled by 1998. Commercial production commenced at the Chisel North mine in June 2000.

The deposit consists of massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The ore resources are between 400 metre and 650 metre depths in four stacked zinc rich sulphide lenses.

The mine is currently being operated from the 502 metre level to the 687 metre level. Mining is by room and pillar and post pillar cut and fill using trackless equipment. The ore is hauled to surface for crushing and trucking to the Snow Lake concentrator, by independent trucking contractors.

The following chart sets forth the production of the Chisel North mine during the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001.

**Chisel North Mine Historical Statistics**

| | | September 30, | December 31, | | |
|---|---|---|---|---|---|
| | Units | 2004 | 2003 | 2002 | 2001 |
| Ore Mined | 000s tonnes | 244.7 | 303.2 | 259.5 | 230.0 |
| Zinc | % | 10.36 | 11.32 | 10.57 | 11.29 |
| Copper | % | 0.15 | 0.20 | 0.22 | 0.23 |
| Gold | grams/tonne | 0.51 | 0.62 | 0.55 | 0.55 |
| Silver | grams/tonne | 27.15 | 20.26 | 18.82 | 19.17 |
| Manpower | persons | 62 | 72 | 65 | 54 |
| Contained Zinc | tonnes | 25,343 | 34,319 | 27,418 | 25,971 |
| | (Mm lbs) | (55.9) | (75.7) | (60.4) | (57.3) |
| Contained Copper | tonnes | 377 | 606 | 561 | 520 |
| | (Mm lbs) | (0.8) | (1.3) | (1.2) | (1.1) |
| Contained Gold | kilograms | 126 | 187 | 142 | 126 |
| | (troy oz) | (4,046) | (6,015) | (4,577) | (4,057) |
| Contained Silver | kilograms | 6,645 | 6,143 | 4,885 | 4,409 |
| | (troy oz) | (213,626) | (197,504) | (157,053) | (141,748) |

The Balmat Mine

Note that Imperial units of measurement (i.e. tons, acres, etc.) are used in this description of the Balmat Mine.

The Balmat mine is a development property located in the Balmat-Edwards mining district in St. Lawrence County, New York State about 32 kilometres south of the St. Lawrence river. The area has been a mining district for over 90 years and all the infrastructure required for ongoing operations at the Balmat mine is available in the immediate area.

The Balmat property comprises four separate zinc mines and related assets, including a 5,000-ton per day concentrator, a rail siding and related maintenance facilities, administration buildings and associated infrastructure. The mine was put on care and maintenance in October 2001 due to low zinc prices. At present, we believe that only the Balmat No. 4 mine can be reactivated economically. As such, the following summary relates solely to the Balmat No. 4 mine.

We indirectly own 51,276 acres of mineral rights in St. Lawrence (51,175 acres) and Franklin (101 acres) counties in northern New York. We lease an additional 4,774 acres of mineral rights in the areas proximate to the Balmat mine.

If we reactivate Balmat No. 4 mine, we expect to mine four recently discovered ore bodies, namely the Mud Pond, Mahler, New Fold and Northeast Fowler ore bodies. Leased claims cover 38% of the Mud Pond ore body, 15% of the Mahler ore body, 33% of the New Fold ore body and 40% of the Northeast Fowler trend. The leased claims are subject to a 4% net smelter return royalty. Leases have an initial 20-year term and are renewable for additional terms of 20 years.

*History*

Between 1915 and 2001, over 43 million tons of ore grading 9.4% zinc were mined from the four mines that have comprised the Balmat-Edwards zinc district. Drilling and development subsequent to 1996 led to a ten-fold increase in Mud Pond ore reserves. The New Fold orebody was discovered in 1997. Prior to October 2001, when the mine was put on care and maintenance, over 9.4 million tons of ore grading 8% zinc was produced from the Balmat No. 4 mine.

*Geology*

The Balmat-Edwards district occurs in the Frontenac Arch, an area characterised by a northwesterly trending window of Precambrian rocks overlain by and exposed beneath younger Paleozoic strata and Pleistocene glacial and lacustrine deposits.

The Balmat-Edwards zinc deposits occur in Proterozoic metasedimentary rocks of the Grenville Supergroup.

The zinc orebodies occur in siliceous dolomitic and evaporite-bearing marbles of the Upper Marble Formation, the uppermost of four metasedimentary formations mapped in the district. The Upper Marble is exposed in the core of the Sylvia Lake syncline, a major recumbent, doubly plunging, isoclinal fold lying between the towns of Balmat and Edwards. The Balmat mine is located in the southwestern hinge area of the Sylvia Lake syncline.

*Mineralization*

The majority of the 14 orebodies in the Balmat Mine are arranged in three "clusters", containing three to five orebodies each.

The mineralization is dominantly zinc sulphide with lead sulphide and iron sulphide. The zinc to lead ratio is approximately 35 to 1.

Stratiform "parent" and stratabound but generally crosscutting "daughter" massive sulphide orebodies plunge gently (15 to 25 degrees) from north-northwest to northeast and generally range in size from 500,000 to 10,000,000 tons. Ore occurs as both tabular and podiform bodies with complex cross-sectional configurations.

***Sampling and Analysis***

All assays are done at the mine site using appropriate quality-control, quality-assurance checks.

The assay laboratory/metallurgical testing facility has established, documented and supervised procedures for sample preparation, assaying and metallurgical tests. In addition, there is a documented procedure for quality control assurance. The laboratory is certified by the State of New York to carry out analyses for environmental purposes.

Historic data indicates consistently very close correlation between estimated mill head grades versus calculated mill head grades, concentrate grades and tailings losses.

*Concentrators*

Flin Flon Concentrator

At the Flin Flon concentrator, we produce zinc and copper concentrates from ore mined at the 777/Callinan, Trout Lake and Konuto Lake mines. As part of the 777 Project the capacity of the Flin Flon concentrator was expanded from 1.81 million tonnes of ore per year to 2.18 million tonnes of ore per year. The concentrator can handle ore from each mine separately and blending is done at the grinding stage.

The Flin Flon concentrator facility includes a paste backfill, copper sulphate and lime slaking plant. The facility also includes associated infrastructure facilities such as maintenance shops and laboratories.

The ore is crushed in a two-staged process using cone crushers to −19mm with a combination of screens and recycling of oversized material. The fine material is stored in seven 725 tonne fine ore bins. The grinding circuit has two 3.8 metre by 4.9 metre rod mills and a 5.0 metre by 9.7 metre ball mill operating in closed circuit with six cyclones. The final product is 80% passing 70 microns at a rate of 300 tonnes per hour.

The copper circuit has six 40 $m^3$ cells for roughing/scavenging and a bank of four 16 $m^3$ and four 8 $m^3$ cells for closed circuit cleaning. On removal of the copper the slurry is fed to the zinc circuit with nine 40$m^3$ cells for roughing/scavenging and a three stage cleaning circuit. The system includes an on stream analyzer.

The concentrates are dewatered in two 8 metre diameter high rate thickeners and five 2.6 metre by 6 metre vacuum disc filters. Both copper and zinc concentrate are transferred to the concentrator storage sheds prior to treatment in the metallurgical complex. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator. We plan to expand the tailings pond in 2005.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres east of Flin Flon. The facility processes only the Chisel North mine ore and produces zinc concentrate that is processed at the zinc plant in Flin Flon. Concentrate is shipped by truck to Flin Flon. The Snow Lake concentrator processes approximately 295,000 tonnes of ore per year.

After being shut down in 1998, we reopened the Snow Lake Concentrator in 2000 in connection with the commencement of production at the Chisel North mine. The Snow Lake concentrator has a rated capacity of 1.4 million tonnes of ore per year including crushing, grinding, flotation, thickening, filtering and drying capabilities. However, all of the circuits necessary to throughput rated capacity are not in operation at this time. Power, water, vacuum and other services are available to allow refurbishment to the full production rate.

The ore is crushed to −19mm material by a single primary crusher. The oversize is processed through a cone crusher and delivered to a 750 tonne fine ore bin. The crushed ore is first ground in a rod mill and then in a ball mill. The zinc flotation is by a set of four zinc rougher cells, three scavenger cells and a three stage cleaning circuit. The concentrates are dewatered and held in a storage shed.

Tailings generated by the Snow Lake concentrator are deposited in Anderson Lake, which we believe mitigates environmental concerns. We expect that the tailings area will have sufficient volume for the projected mine life.

Balmat Concentrator

The 5,000 ton per day concentrator was commissioned in 1971. In the past, the Balmat concentrator has produced zinc concentrate that is coarse grained and free from any appreciable amounts of elements deletrious to the smelting and refining process. The Balmat concentrator has not been in operation since October 2001.

Concentrator Production

The following chart sets forth certain information regarding the total concentrate produced at the HBMS Mines during the nine months ended September 30, 2004 and the most recently completed three fiscal years.

| | | Flin Flon Concentrator | | | | Snow Lake Concentrator | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | September 30, | December 31, | | | September 30, | December 31, | | |
| **Production Data** | | 2004 | 2003 | 2002 | 2001 | 2004 | 2003 | 2002 | 2001 |
| **Ore Milled** | 000s tonnes | 1,626.2 | 1,902.7 | 1,810.1 | 1675.1 | 242.3 | 304.0 | 259.8 | 230.1 |
| Zinc | % | 4.44 | 3.99 | 3.76 | 3.81 | 10.36 | 11.32 | 10.56 | 11.29 |
| Copper | % | 2.54 | 2.22 | 2.28 | 2.10 | 0.15 | 0.20 | 0.22 | 0.23 |
| Gold | grams/tonne | 1.92 | 1.89 | 1.68 | 1.61 | 0.51 | 0.62 | 0.55 | 0.55 |
| Silver | grams/tonne | 17.28 | 19.03 | 13.71 | 15.3 | 27.26 | 20.26 | 18.82 | 19.13 |
| **Zinc Concentrate** | 000s tonnes | 113.0 | 121.2 | 103.5 | 95.8 | 47.4 | 65.1 | 51.9 | 49.3 |
| Zinc Grade | % | 50.3 | 49.6 | 50.05 | 51.62 | 51.53 | 51.41 | 51.42 | 51.11 |
| Zinc Recovery to Zinc Concentrate | % | 78.8 | 79.1 | 76.0 | 77.6 | 97.3 | 97.3 | 97.2 | 96.9 |
| **Copper Concentrate** | 000s tonnes | 161.9 | 166.3 | 159.1 | 135.3 | — | — | — | — |
| Copper Grade | % | 23.8 | 23.2 | 24.28 | 23.97 | — | — | — | — |
| Copper Recovery to Copper Concentrate | % | 93.3 | 91.5 | 93.7 | 92.2 | — | — | — | — |
| Gold Recovery to Copper Concentrate | % | 66.6 | 46.7 | 57.0 | 53.9 | — | — | — | — |
| Silver Recovery to Copper Concentrate | % | 65.4 | 47.9 | 63.0 | 54.4 | — | — | — | — |
| **Manpower:** | persons | 82 | 81 | 79 | 79 | 25 | 25 | 23 | 22 |
| **Productivity:** | tonnes milled per employee per month | 2,203 | 1,958 | 1,909 | 1,767 | 1,077 | 1,013 | 941 | 872 |

*Zinc Plant*

Our zinc plant produces special high-grade ("SHG") zinc metal of varying dimensions, from zinc concentrate. Our plant is one of four primary zinc producers in North America. We produced 117,800 tonnes of refined cast zinc in 2003. As part of the 777 Project, the capacity of the zinc plant was expanded by 15% to 115,000 tonnes of cast zinc per year.

Both domestic concentrate and purchased concentrate are processed at the plant. Approximately 20% and 2% of concentrate treated at our zinc plant in 2003 and the first nine months of 2004, respectively, was purchased concentrate. We expect that our need for purchased concentrate will increase, due to declining zinc production at our mines. In the past, we have purchased zinc concentrate from a number of North American mines. We do not currently have any contracts to purchase zinc concentrate. However, we anticipate that future concentrate requirements will be fully met from both North and South American sources.

The plant incorporates a two-stage zinc pressure leach plant. The zinc pressure leach plant uses Dynatec technology to recover zinc from zinc sulphide concentrate. The concentrate is treated in a high acid leach autoclave and a low acid leach autoclave that recovers most of the zinc. The zinc plant also includes a solution purification stage and a modern electro-winning cellhouse designed by Asturiana de Zinc, which uses the largest cathodes in operation. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a cellhouse, a casting plant and a zinc storage area with the ability to load trucks or rail cars.

The zinc solutions from the pressure leach plant are treated in a four-stage purification process to remove impurities such as copper and cadmium. Following purification, the solution is pumped to the cell house for electro-winning to produce SHG zinc. The cathode zinc is then melted in an induction furnace at the casting plant. The casting plant can produce SHG and zinc alloys in three sizes.

The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum and iron. Wastewater is treated and recycled through the zinc plant.

The zinc casting plant is certified to ISO 9001-2000 (quality).

*Copper Smelter*

At our copper smelter, copper concentrates are processed into anodes, which are then shipped by rail to the White Pine copper refinery. There the anodes are refined into market standard copper cathodes.

The copper smelter has an annual capacity of 90,000 tonnes of anode copper. In 2003, we produced 83,100 tonnes, undergoing a one-month shutdown during the year, compared to 85,700 tonnes in 2002 with no shutdown.

Both domestic concentrate and purchased concentrate are refined at the smelter. Approximately 40% and 35% of concentrate treated at our copper smelter in 2003 and the first nine months of 2004, respectively, was purchased concentrate. Concentrate has previously been purchased from a number of North American mines, with the principal supplier being the Highland Valley Copper mine in British Columbia. A frame agreement with Highland Valley Copper provides for 72,000 dry metric tonnes (dmt) of concentrate per year through 2008. There is also an evergreen concentrate agreement for 40,000 dmt of concentrate per year with Collahuasi, a Chilean company, which agreement expires in 2008. In the past, concentrate deliverable under the Collahuasi concentrate agreement, have been swapped for North American concentrate. The Collahuasi concentrate agreement has a change of control provision, however, Collahuasi has acknowledged that its obligations under the agreement remain in place after the Acquisition, although it has maintained its contractual right to renegotiate terms dealing with payment procedures after the transaction is completed.

Copper concentrate is delivered to the smelter by conveyor or rail. The copper smelter includes facilities for concentrate handling and storage, flux blending, roasting, calcine handling, smelting in a reverberatory furnace, processing in converting furnaces, anode refining and casting and rail car loading of anodes.

The converter gas handling system at the smelter has reduced fugitive gas emissions at ground level by 90% since 2000, and HBMS has reduced total particulate emission in compliance with regulations and the voluntary Accelerated Reduction and Elimination of Toxics ("ARET") program.

The concentrate is roasted in one of five 6.6 metre by 9.1 metre roasters to remove approximately half of the sulphur. The calcine is then processed through a reverberatory furnace to produce copper matte. The matte is converted into blister copper in converters and then refined and cast into anode in a wheel mould.

The smelter has procedures to handle all the wastes produced by the process. The roaster gasses are passed through an electrostatic precipitator to remove dust, which is recycled to the furnaces. The slag is dumped in a slag dumpsite and is used for tailings dam construction.

*Zochem*

Zochem is the value-added zinc oxide production division of HBMS, located in Brampton, Ontario. Zochem is a stand-alone operation that takes between 32,000 tonnes and 41,000 tonnes of our zinc metal production per year, buffering our production schedules and inventories against the impact of zinc market cyclicality. In 2003, Zochem was the third largest producer of zinc oxide in North America, accounting for approximately 18% of the North American market.

The Zochem facilities have a total capacity of 45,000 tonnes per year of zinc oxide. In 2003, Zochem produced approximately 36,700 tonnes of zinc oxide. The zinc oxide produced by Zochem is sold through CMM.

Zochem is registered to ISO 9001:2000 (quality), OHSAS 18001 (safety management system) and ISO 14001:1996 (environmental management system).

*White Pine Copper Refinery*

The White Pine copper refinery processes copper anode into refined copper cathode. The White Pine copper refinery is located in the western upper peninsula of Michigan. Pursuant to a tolling agreement with CMM, White Pine Copper Refinery Inc. has agreed to process approximately 85,000 short tons of copper anode per year supplied by CMM at a toll charge of US$0.08375 per pound of cathode copper.

The tolling agreement will terminate upon CMM exercising its option to acquire White Pine Copper Refinery Inc., which option CMM holds pursuant to an agreement with Considar WP Acquisition Corp., a

subsidiary of Considar Inc. ("Considar"), which is our joint venture partner in CMM. This call option may be exercised after June 30, 2005 but before September 30, 2005 or after June 30, 2006 but before September 30, 2006. Pursuant to the agreement, Considar WP Acquisition Corp. may also compel CMM to purchase White Pine Copper Refinery Inc. This put option may be exercised between July 1 and September 30, 2005. We anticipate that CMM will purchase the White Pine copper refinery. The purchase price to be paid by us for White Pine Copper Refinery Inc. is US$13 million, subject to certain adjustments.

The White Pine Copper Refinery Inc. is the beneficiary of an agreement with the State of Michigan pursuant to which the State of Michigan has covenanted not to take any action against White Pine for cleanup costs at the White Pine property in connection with contamination that existed at the time it acquired the property, including contamination emanating from, or attributable to, such contamination, under certain sections of the *Natural Resources and Environmental Protection Act* (Michigan). Pursuant to this agreement White Pine Copper Refinery Inc. has agreed to certain conditions, including certain remedial obligations. If we purchase the White Pine Copper Refinery we expect that this covenant not to sue will continue for our benefit.

**Employees**

We have approximately 1,380 permanent employees in the Flin Flon and Snow Lake areas, of whom approximately 1,135 are unionized. Unions representing steelworkers, machinists and aerospace workers, electrical workers, boilermakers, carpenters, painters and operating engineers are among the unions represented. In 1998, HBMS entered into an amending agreement in respect of certain existing collective bargaining agreements, establishing a framework for union/management relations to 2012, subject to the satisfaction of certain ongoing conditions. The amending agreement prohibits strikes and lockouts and provides for binding arbitration in the event that negotiated contract settlements are not achieved. All current collective bargaining agreements are for three-year terms, with the current term ending on December 31, 2005 in the Flin Flon and Snow Lake areas. We also have a profit sharing plan whereby 10% of HBMS' after tax earnings for any given fiscal year will be distributed to all employees at the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Our Zochem division employs 39 people, 23 of whom are unionized. Zochem and the Communication, Energy, and Paperworkers union have a three-year collective agreement, which expires in July, 2006. The Flin Flon amending agreement does not apply to the Zochem collective bargaining agreement.

Since 1991, we have maintained a rigorous manpower reduction strategy, which reduced our workforce by 1,138 permanent positions, including 120 positions in late 2003. Consistent with our ongoing reduction of personnel, the 2003 restructuring focused largely on administrative and overhead activities. The reductions are permanent and sustainable, and have resulted in a streamlining of our company. Restructured work systems were built at the end of 2003 around the concept of shared services, which saw previously distributed service groups such as engineering, maintenance and loss control consolidated so as to optimize skill utilization and labour efficiency.

Approximately 23 current employees of HBMS are participants in a retention plan set up by HBMS pursuant to which they are entitled to receive retention bonuses should they remain with HBMS following the Acquisition. HBMS has agreed to pay approximately $1.89 million to cover the payments to be made under such plan, payable in two equal installments at three months and nine months after the Acquision. In addition, ONTZINC has agreed to pay retention bonuses in the aggregate amount of $1 million to those HBMS employees who will be appointed as our officers upon completion of the Acquisition, which will be payable in three equal installments on the closing of the Acquisition and six and twelve months thereafter. See "Our Directors and Officers Following the Acquisition".

During the fiscal year ended December 31, 2003, ONTZINC had, on average, twelve employees.

**Health and Safety**

The safety performance at our HBMS facilities is measured by a variety of indices and has markedly improved in all categories over the last ten years. Lost time accident (LTA) frequency rates per 200,000 hours worked have fallen from 16.2 accidents in 1994 to consistently in the 0.7 range over the last three years. Injury severity per 200,000 hours worked has also dropped from 7,289 days in 1994 to 208 in 2003.

As a result of the significant reduction in the LTA and severity frequency rate per 200,000 hours worked, there was a reduction in HBMS' Worker's Compensation Board assessments from approximately $5 million in 1995 to approximately $1 million in 2003.

After an external audit in October 2004, we have been recommended for certification of our Safety Management System under OHSAS 18001. We expect to receive this certification before the end of 2004.

**Principal Products and Marketing**

Our primary products are zinc metal, copper metal and zinc oxide. We also produce gold, silver and lead as by-products.

We market our metals through CMM. HBMS formed CMM as a joint venture company with Considar, a U.S. trading corporation. HBMS and Considar each owns 50% of the shares of Considar Metal Marketing S.A., which in turns owns CMM. CMM markets, predominantly in North America, all of our zinc metal, copper metal and zinc oxide production. CMM also assists us in identifying and acquiring additional zinc and copper concentrates to fill the capacity of the HBMS metallurgical complex.

Based on targeted marketing, quality products and long-standing customer relationships, we have historically received a market premium on zinc and copper sales, typically in the range of US$0.025 to US$0.055 per pound of zinc and US$0.01 to US$0.04 per pound of copper. Our continuing receipt of these premiums will depend on regional supply and demand within the North American market and the continued success of the marketing efforts of CMM.

White Pine Copper Refinery Inc. has agreed to purchase approximately 85,000 short tons of copper per year from CMM, pursuant to the tolling agreement. See "Our Business — Operations — White Pine Copper Refinery".

**Suppliers and Raw Materials**

We spend a significant percentage of our annual consolidated revenue to procure goods and services in support of our business activities. Principal goods and services include copper and zinc concentrate, maintenance and repair parts and services, electricity, fuel and lubricants, ground support materials, explosives, tires, chemical reagents and ventilation supplies. We use suppliers or independent contractors for a portion of our equipment rebuilds and repairs both on and off-site, as well as for construction and reclamation activities and to support computer systems.

In the past, we have purchased concentrate from a number of North American mines, with the principal supplier being the Highland Valley Copper mine in British Columbia. We also have an evergreen concentrate agreement for concentrate with Collahuasi, which agreement expires in 2008. Historically, concentrate deliverable under the Collahuasi concentrate agreement have been swapped for North American concentrate. The Collahuasi concentrate agreement has a change of control provision, however, Collahuasi has acknowledged that its obligations under the agreement remain in place after the Acquisition, although it has maintained its contractual right to renegotiate the terms dealing with payment procedures after the transaction is completed.

**Competition**

The base metals mineral exploration and mining business is highly competitive. We compete with numerous other companies for the discovery and acquisition of mineral rich properties that can be developed and produced from economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purchase of such properties. Many of these companies are substantially larger and have greater financial resources than we do. Our ability to acquire additional mineral reserves in the future will depend not only on our ability to develop and operate our current properties, but also on our ability to identify and acquire suitable producing properties or prospects for base metals development or mineral exploration. We also compete with manufacturers of substitute materials or products for which zinc and copper are traditionally used. For example, steel treated with epoxy resins or paint may be used in place of zinc-based galvanized steel and aluminium based conductors may be used in place of copper-based conductors. However, due to the metallic properties of zinc and copper, there are few, if any, substitutes of either that are of comparable quality. Following the completion of the Acquisition, we will be among the top ten producers of zinc in North America.

**Environmental Liabilities**

We have a dedicated team of six engineers and technicians who are charged with managing our environmental activities and our environmental compliance with all applicable standards and regulations.

*Air Quality*

During the past ten years, we have invested a significant amount to reduce emissions from our copper smelter, resulting in reductions of airborne emissions. We have participated in the Environment Canada ARET and Strategic Options Process ("SOP") programs. We have substantially achieved the ARET reductions and 73% of the 2008 SOP reduction targets. By 2008, we expect to reduce our emissions to 80% of 1988 levels but this may require capital expenditures.

On September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex in Manitoba. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels. If implemented in its proposed form, we would not comply with the proposed regulation, and the costs of complying would be material. In addition, recent sampling of stack emissions from the copper smelter required by law indicate that emissions of mercury may have been greater than reflected in earlier periodic monitoring using a different methodology but nonetheless in compliance with current emission standards. Applicable regulatory authorities are aware of the discrepancy and further analysis will be required. At this time, it is unclear what, if any, costs may result from the potential increase in emissions.

In an effort to improve ambient air quality in the Flin Flon area close to the tailings deposition site, we have placed a slag cover over exposed tailings beaches. Further, we are currently changing our tailings deposit plan to minimize dusting potential.

*Water Quality*

Water management and water quality is an area on which HBMS has focussed attention over recent years. The acid generating nature of the concentrate tailings, common to all base metals operations of this type, has the potential to affect activities downstream from the tailings management facility. Currently, treated effluents from the tailings management facility are in compliance with environmental regulations.

Since the introduction of MMER in 2002, HBMS has had three events that have resulted in seven situations in which environmental thresholds were exceeded. HBMS has acted to resolve each of these events. No fines have been levied in respect of such events to date.

*Contaminated Soils and Facilities*

The concentrators, metallurgical facilities and mine sites reflect the impact of historic and current operations. HBMS has undertaken some clean up of the plant and mine areas as part of recent plant site improvements and waste management programs. Full cleanup and restoration will only be undertaken at closure. We believe that progressive reclamation of past operating sites has occurred with good results. As shown in the financial statements of HBMS Parent at December 31, 2003, we estimated that total reclamation costs relating to the closure of all our facilities in Manitoba and Saskatchewan will be approximately $51.1 million and the net present value of these costs is $30.8 million. At the request of ONTZINC, Howe prepared a worst case scenario estimate of the total environmental capital costs for closure and reclamation that was $92 million.

HBMS has recently been informed by the Provinces of Manitoba and Saskatchewan that, in their view, the current HBMS estimate of reclamation costs may be too low and the security for the reclamation obligations may not be sufficient.

HBMS has had preliminary discussions with the Provinces of Saskatchewan and Manitoba and has agreed to conduct a feasibility study to more accurately determine the estimated reclamation costs. The study is expected to be completed in the first half of 2005.

HBMS believes that its current reclamation cost estimate of approximately $51.1 million is adequate and is sufficiently secured by the existing security. However, HBMS expects to provide additional security in the form of a letter of credit in the amount of $13 million during the period of the feasibility study. After completion of the feasibility study, the appropriate security will be determined with the provinces.

See "Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations".

## Zinc Industry Overview

*Zinc Properties and Applications*

Brook Hunt, an independent mining and metal industry analyst, estimates global demand for refined zinc metal will be approximately 10.2 million tonnes in 2004. Traditionally, zinc has been used for purposes relating to industrial and commercial construction and for protecting and improving the durability and corrosion resistance of steel. It is now also being used in batteries, water purification systems and undersea cables. Zinc possesses a number of industrially desirable properties including:

- good corrosion resistance;
- relatively hard metal;
- low melting point;
- ductility.

Zinc is durable and its ability to react with iron is of particular significance as it prolongs the life of steel when used as a galvanized or applied coating. Zinc alloys readily with other metals such as copper, aluminium and magnesium. It is relatively hard, making it suitable for die-casting, but still soft enough to be formed, rolled or extruded. Zinc is usually found in ore bodies in association with other minerals; commonly copper, lead, silver and gold.


Properties
Reactivity with iron. Corrosion resistance
Low melting point. Fluidity. Capacity for surface treatment. Strength
Alloying characteristics
Heating
Zinc
Formability
Essential nutrient
Chemical
Electrochemical
Applications
Zinc oxide, zinc stearate Tires, all rubber goods, paint pigments, ceramic glazes, electrostatic copying paper
Zinc compounds Food industry, animal feed, fertilizers, pharmaceutical industry, cosmetics industry
Corrosion protection for steel Building/construction, energy/power, street furniture, agriculture automotive/transport
Batteries Automotive/transport, computers, medical equipment, consumer products
Zinc
Die casting and gravity casting Automotive equipment, household appliances, fittings, toys, tools, etc.
Rolled zinc sheet Building/construction
Brass (copper-zinc alloy) aluminum alloys, magnesium alloys Building/construction, fittings, automotive and electrical components etc.

## Zinc Industry Trends and Fundamentals

The most common use of zinc is to protect steel from corrosion, or galvanizing, which, in 2003, accounted for approximately 53% of total zinc usage, according to Brook Hunt. Demand in steel production and auto manufacturing are the principal drivers of demand for zinc. After galvanizing, zinc is commonly used in the production of brass and die casting, representing 16% and 13% of 2003 consumption, respectively. Zinc is also used in products such as automobile tires, batteries, fertilizers, pharmaceuticals and cosmetics.

**2003 World Zinc Consumption by First Use**


Misc
4%
Oxides &
Chemicals
7%
Die-casting
Alloys
13%
Brass Semis &
Castings
16%
Rolled &
Extruded
7%
Galvanizing
53%

**2003 World Zinc Consumption by End Use**


Other
10%
Consumer
Products
10%
Industrial
Machinery
10%
Transport
25%
Construction
45%

Source: Brook Hunt, November 2004

According to Brook Hunt, China is now the largest consumer of zinc at approximately 20% of world consumption. Brook Hunt projects that the requirement for zinc mine production (in terms of contained zinc metal) will increase by an average of 3.9% per annum from 2004 until 2010, as shown in the following graph:

**Global Mine Supply Imbalance (in Kt Zn contained metal)**


14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Requirement for
Zinc Mine Production
Mine Production Capacity
Highly Probable
New Mines
Probable A Projects
Probable B Projects

Source: Brook Hunt, November 2004

The Probable A Projects include those projects that Brook Hunt believes are almost certain to proceed to production but where the timing is still uncertain; the Probable B Projects include projects that might normally be classed only as possible, but in a period of rising prices and high market expectations there is a much increased likelihood of obtaining the necessary working capital for them to advance rapidly to the production decision point.

According to Brook Hunt, the zinc market is relatively fragmented with the top five zinc mining companies representing approximately 26.7% of zinc mine output and the top five zinc smelting companies representing approximately 32.6% of world smelter output in 2003. The following table shows Brook Hunt's estimate of the ten largest zinc mining and smelting companies based on 2003 production:

**Major Zinc Producers — Mines (2003)**

| Company | Kt Zn(1) | % |
|---|---|---|
| Teck Cominco Limited | 672.6 | 7.1 |
| Pasminco | 670.2 | 7.0 |
| Noranda | 567.7 | 6.0 |
| Glencore | 329.9 | 3.5 |
| Anglo American plc(2) | 305.5 | 3.2 |
| Hindustan Zinc | 293.0 | 3.1 |
| Minera Volcan | 273.4 | 2.9 |
| BHP Billiton | 230.9 | 2.4 |
| Industrias Penoles | 221.6 | 2.3 |
| Xstrata AG | 189.5 | 2.0 |
| Total Top 10 Producers | 3,754 | 39.4% |
| Other | 5,766 | 60.6% |
| Total World Production | 9,521 | 100.0% |

**Major Zinc Producers — Smelters (2003)**

| Company | Kt Zn(1) | % |
|---|---|---|
| Korea Zinc Group | 935.5 | 9.5 |
| Pasminco | 681.5 | 6.9 |
| Xstrata AG | 609.0 | 6.2 |
| Umicore | 577.7 | 5.9 |
| Outokumpu | 407.4 | 4.1 |
| Teck Cominco Limited | 389.0 | 3.9 |
| Glencore | 297.3 | 3.0 |
| Noranda Income Fund | 267.3 | 2.7 |
| Votorantim | 257.0 | 2.6 |
| Hunan Nonferrous Ind | 253.3 | 2.6 |
| Total Top 10 Producers | 4,675 | 47.4% |
| Other | 5,182 | 52.6% |
| Total World Production | 9,857 | 100.0% |

Source: Brook Hunt, 2004.

(1) Represents thousands of tonnes of zinc metal.

(2) Includes HBMS (HBMS produced 117.8 Kt Zn in 2003).

On December 10, 2004, the spot price of zinc on the London Metal Exchange ("LME") was US$0.51 per pound and the LME zinc inventory level was approximately 655,175 tonnes. The price of zinc has increased approximately 14.2% over the last twelve months. LME zinc inventories year-to-date have declined by approximately 11.5%, coinciding with a 10.0% increase in the LME spot zinc price.

**Historical Zinc Prices and Inventory Levels (US$/lb)**
**(January 1994-December 4, 2004)**


$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
(US$/lb)
1,400
1,200
1,000
800
600
400
200
0
('000s of tonnes)
Jan-94
Mar-96
May-98
Jul-00
Oct-02
Dec-04
LME Zinc Inventory
LME Zinc Spot Price

**Copper Industry Overview**

*Copper Properties and Applications*

According to Brook Hunt, 16.9 million tonnes of refined copper will be consumed globally in 2004, making it the third most commonly used metal, behind steel and aluminium. Copper consumption is highly correlated with global industrial production rates as the metal possesses a number of industrially desirable properties including:

- high electrical and thermal conductivity;
- formability and ease of joining by soldering and brazing;
- corrosion resistance;
- alloying ability.

These properties make it attractive for a wide range of applications in construction, electrical and electronic, transportation, and industrial markets.



Properties
Easily made into wire and sheet
Good conductor & non magnetic
Excellent alloying properties
Biostatic
Copper
Corrosion resistance
Machinable & formable
Excellent heat transfer
Strong, durable & recyclable
Applications
Electronics
Computers Data Cables
Telephone wire
Construction
Plumbing, taps
Tubes Fittings
Air conditioning
Copper
Electrical
Power Cables
Transformers
Motors
Industrial & Transportation
Automobiles, Ship hulls
Motors and wiring
Heat exchangers
Turbine blades

According to Brook Hunt, in recent years, growth in world copper demand has been driven largely by consumption growth in China and the former Eastern Bloc countries. Chinese copper demand has surged mainly because of the strong economic growth, the rise in income levels, and increased urbanization, which have led to an increase in the production of consumer durables. According to Brook Hunt, in 2002, China became the largest consumer of copper, surpassing the United States. China's demand for copper imports has been driven by the country's significant copper smelting and refining capacity and its limited sources of domestic copper concentrate production.

**2003 Western World Copper Consumption by First Use**



Other
9.1%
Cu Alloys
16.9%
Tube
10.7%
Sheet/Strip
8.0%
Wire Rod
55.2%




**2003 Western World Copper Consumption by End Use**



Consumer
Products
11%
Transport
11%
Construction
37%
Industrial
Machinery
15%
Electronic
products
26%


Source: Brook Hunt, November 2004

Brook Hunt projects that the requirement for copper mine production (in terms of contained copper metal) will increase by an average of 3.6% per annum from 2004 until 2010, as shown in the following graph:

**Global Mine Supply Imbalance (in Kt Cu contained metal)**



30,000
25,000
20,000
15,000
10,000
5,000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Requirement for
Copper Mine Production
Mine Production Capacity
Probable A Projects
Probable B Projects


Source: Brook Hunt, November 2004

The Probable A Projects include those projects that Brook Hunt believes are almost certain to proceed to production but where the timing is still uncertain; the Probable B Projects include projects that might normally be classed only as possible, but in a period of rising prices and high market expectations there is a much increased likelihood of obtaining the necessary working capital for them to advance rapidly to the production decision point.

According to Brook Hunt, in 2003 the top five copper mining companies were responsible for approximately 37.0% of copper mine output and the top five copper smelting companies produced approximately 25.5% of world copper smelter output. The following table shows Brook Hunt's estimate of the ten largest mining and smelting companies based on 2003 production capability:

**Major Copper Producers — Mines (2003)**

| Company | Kt Cu(1) | % |
|---|---|---|
| Codelco | 1,701 | *12.4* |
| Phelps Dodge | 1,009 | *7.4* |
| BHP Billiton | 928 | *6.8* |
| Rio Tinto | 758 | *5.6* |
| Anglo American plc(2) | 664 | *4.9* |
| Grupo Mexico | 648 | *4.7* |
| F-McM Copper & Gold | 558 | *4.1* |
| KGHM Polska Miedz | 503 | *3.7* |
| Kazakhmys | 422 | *3.1* |
| RAO Norilsk | 392 | *2.9* |
| Total Top 10 Producers | 7,584 | *55.5%* |
| Other | 6,080 | *44.5%* |
| Total World Production | 13,664 | *100.0%* |

**Major Copper Producers — Smelters (2003)**

| Company | Kt Cu(1) | % |
|---|---|---|
| Codelco | 908 | *7.6* |
| Nippon Mining and Metals | 615 | *5.1* |
| KGHM Polska Miedz | 530 | *4.4* |
| Mitsubishi Materials | 502 | *4.2* |
| Noranda | 490 | *4.1* |
| Grupo Mexico | 461 | *3.9* |
| RAO Norilsk | 451 | *3.8* |
| Kazakhmys | 417 | *3.5* |
| Norddeutsche Affinerie | 397 | *3.3* |
| Jiangxi Copper Company | 343 | *2.9* |
| Total Top 10 Producers | 5,114 | *42.8%* |
| Other | 6,838 | *57.2%* |
| Total World Production | 11,952 | *100.0%* |

Source: Brook Hunt, November 2004.

(1) Represents thousands of tonnes of Copper metal.

(2) Includes HBMS (HBMS produced 83.1 Kt Cu in 2003).

On December 10, 2004, the spot price of copper on the LME was US$1.37 per pound and the LME copper inventory level was approximately 55,975 tonnes. The price of copper has increased approximately 40.0% over the past year. LME copper inventories year-to-date have declined by approximately 87.1%, coinciding with a 28.6% increase in the LME spot copper price.

**Historical Copper Prices and Inventory Levels (US $/lb)**
**(January 1994-December 4, 2004)**



(US$/lb)
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
1,200
1,000
800
600
400
200
0
('000s of tonnes)
Jan-94
Mar-96
May-98
Jul-00
Oct-02
Dec-04
LME Copper Inventory
LME Copper Price

## INDUSTRY REGULATION

### Land and Mineral Rights

The mining interests of HBMS are governed by the laws of the province in which the mining interests are situated. HBMS has interests in mining interests which are held as freehold titles, mine or mineral claims, mineral leases, mining leases, quarrying dispositions, quarry mineral leases, quarry permits, sand and gravel leases, surface leases, surface permits, Order-in-Council leases, leases of Crown lands or minerals, general permits relating to Crown lands and exploration licences. The rights applicable to such interests are described, circumscribed, limited, restricted and qualified by the laws of the province applicable to such interests, and by the terms of the grant of such interests to HBMS. Royalty payments may be required to be paid on mineral leases.

*Manitoba*

Manitoba mineral leases are granted, under *The Mines and Minerals Act* (Manitoba), generally for terms of 21 years. Upon application, a lessee is entitled to the renewal of the lease for further terms of 21 years if, at the time of the application for renewal, the lessee is in compliance with *The Mines and Minerals Act* and the terms and conditions of the mineral lease.

The annual lease rental rate for a mineral lease in production is currently $8.00 per hectare per year. There are no other charges required to maintain the leases. Prior to obtaining a mineral lease in Manitoba, the applicant must first obtain a mineral prospecting licence and a mineral exploration licence. The cost associated with a mineral prospecting licence, if issued to a corporation, is $200. The mineral exploration licence application fee is $300 with a deposit of $0.50 per hectare also required.

A mineral lease includes and is subject to a reserve, in favour of the Province, of royalties in respect of minerals that are produced under the lease. The royalty reserved to the Province in respect of a mineral must be calculated in accordance with the regulations. However, no royalties will be paid in respect of a mineral for which a royalty would otherwise be payable, if a tax is payable under *The Mining Tax Act* (Manitoba).

*Saskatchewan*

Saskatchewan leases for provincial mineral lands are granted under *The Crown Minerals Act* (Saskatchewan) and *The Mineral Disposition Regulations, 1986* (Saskatchewan). The term of a lease is ten years, renewable for a further term of ten years if the holder has complied with *The Crown Minerals Act* (Saskatchewan) and associated regulations. Annual license fees of $25 per hectare are payable in each of the first ten years of the lease, with a minimum of $400 per lease; $50 per hectare in years 11 through 20 of a renewed lease, with a minimum of $800 per lease; and $75 per hectare thereafter, with a minimum of $1,200 per lease. Prior to obtaining a mineral lease in Saskatchewan, the applicant must first apply for a permit or claim to explore provincial mineral lands. The costs associated with a permit to explore provincial mineral lands include: a recording fee of $0.15 per hectare with a minimum of $1,500 and a maximum of $7,500, a cash deposit of $15,000, and expenditure requirements of $1.25 per hectare in the first permit year and $4.00 per hectare in subsequent permit years. The term of the permit is two years and may not be renewed. A permit may be converted into a claim. The costs associated with a claim to explore provincial mineral lands include: a recording fee of $0.30 per hectare with a minimum of $10; expenditure requirements of $12 per hectare in claim years 2 through 10, with a minimum of $192 per claim; and $25 per hectare for each claim year after year 10, with a minimum of $400 per claim. A claim may be converted into a lease.

Royalty payments are payable under a lease of provincial mineral land upon or in respect of all materials produced, saved or recovered from, or allocated under a unitization agreement to any provincial mineral lands.

### Environmental Regulation

The mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including, but not limited to:

- employee health and safety;

- air quality;
- water quality and availability;
- the protection and enhancement of the environment (including the protection of plants and wildlife);
- the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and
- the reclamation and restoration of mining properties after mining is completed.

HBMS mining operations are regulated primarily by provincial legislation, although HBMS must also comply with applicable federal legislation and local by-laws.

Both of the provinces in which HBMS operates have stringent environmental legislation and requirements. These laws require regulatory approval of many aspects of our mining and production operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and the obtaining of various permits, licences and approvals from various governmental authorities, which can include costly and time consuming environmental impact assessments. In addition, legislation requires that sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of environmental legislation (including permits, licences and approvals) may result in the imposition of fines, other penalties, clean-up orders or the interruption of our activities, which could have a material adverse effect on HBMS operations.

**Provincial Environmental Legislation**

In general, Manitoba and Saskatchewan have similar environmental legislation. Both Manitoba and Saskatchewan have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

In Manitoba, air emissions from HBMS' metallurgical complex are governed by the *Inco Limited and Hudson Bay Mining and Smelting Co., Limited Smelter Complex Regulation* (the "HBMS Regulation"), made under *The Environment Act* (Manitoba) (the "EA"). The HBMS Regulation sets maximum levels of sulphur dioxide emissions and particulate emissions that HBMS may emit. The HBMS Regulation also sets requirements for ambient air monitoring, stack sampling, and particulate emission monitoring and measurement.

Under *The Mines and Minerals Act* (Manitoba), before the holder of a mineral lease in Manitoba may commence mining, the holder must first submit a mine closure plan. A mine closure plan sets out a program for protection of the environment during the life of a project and for rehabilitation of the project site upon closing of the project, which includes the provision of security to the Province for performance of rehabilitation work in accordance with an approved mine closure plan.

In Saskatchewan, environmental matters relating to mining operations are governed primarily by *The Environmental Management and Protection Act, 2002* (Saskatchewan) (the "EMPA") and the *Mineral Industry Environmental Protection Regulations, 1996* (Saskatchewan) (the "MIEP") made under the EMPA. The EMPA and its regulations require permits and approvals for the operation of any facility that discharges a pollutant into the environment. Under the MIEP, the Saskatchewan government also regulates the decommissioning, abandonment and reclamation of a mine or operation and requires that an assurance fund be established to ensure the completion of the decommissioning and reclamation of the mining site. We have entered into security agreements in favour of the Provinces of Saskatchewan and Manitoba, whereby we have pledged certain HBMS mining assets as collateral to cover decommissioning costs.

In Ontario, environmental matters related to the Zochem plant are primarily governed by the *Environmental Protection Act* (Ontario) ("EPA"), *Ontario Water Resources Act* ("OWRA") and the regulations thereunder. The EPA regulates discharges to the natural environment including air, land, noise, odour and vibration. The EPA also regulates waste handling, storage, disposal and transportation. The OWRA regulates discharges to surface and ground water. Zochem may be required under either or both the EPA and the OWRA

to obtain certain permits and certificates relating to, among other things, the storage of hazardous products, storm water management and water use. Both the EPA and the OWRA provide for penalties and clean-up orders to be levied in the event of non-compliant discharges.

**Federal Environmental Legislation**

HBMS must comply with the *Canadian Environmental Protection Act, 1999* ("CEPA"), which regulates certain restricted and prohibited substances, and can require the preparation of pollution prevention plans. Emissions to water from HBMS' mining operations are regulated by the MMER. On September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including HBMS' metallurgical complex. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below HBMS' current emission levels.

The federal *Canadian Environmental Assessment Act* ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include projects requiring the disposition of federal lands and projects requiring federal approvals.

Zinc and copper mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the *Fisheries Act* (Canada) for the construction of a project that may result in the harmful alteration of fish habitat, or the *Navigable Waters Protection Act* (Canada) if the water course is navigable by watercraft.

**Municipal By-laws**

HBMS is also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and sanitary discharges and nuisance situations.

**Kyoto Protocol**

The processing of zinc and copper results in the production of various combustion products including carbon compounds. Canada, as a party to the *United Nations Framework Convention on Climate Change* (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the "Kyoto Protocol"), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide, which results from zinc and copper production. Many other countries are also party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In December 2002, Canada ratified the Kyoto Protocol.

**Environmental Management and Compliance**

We have established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

We believe that we are in material compliance with all applicable environmental legislation. We believe that all approvals currently required to conduct our current mining operations have been obtained. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. We have been cited for few environmental violations, none of which have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

We may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing zinc and copper mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and, as a consequence, our activities may be even more closely regulated. Such legislation and

changes to legislation, as well as future interpretations of laws and increased enforcement, may result in increased capital and/or operating costs as well as delays, interruptions or a termination of operations, the extent of which cannot be predicted.

### Health and Safety and Labour Regulations

The *Act Respecting Hudson Bay Mining and Smelting Co., Limited* (Canada) was enacted in 1947, placing HBMS under federal jurisdiction. As a result, HBMS is governed by federal labour legislation and must report annually under the *Employment Equity Act* (Canada).

The *Act Respecting Hudson Bay Mining and Smelting Co., Limited* was amended to delegate safety and health matters to the Manitoba government and, as a result, the following pieces of Manitoba legislation apply to HBMS: *The Workplace Safety and Health* Act (Manitoba), *The Manitoba Hydro Act* (Manitoba), *The Fires and Prevention and Emergency Response Act* (Manitoba), *The Gas and Oil Burner Act* (Manitoba), *The Elevator Act* (Manitoba) and *The Steam and Pressure Plants Act* (Manitoba). As a result, generally, labour matters are regulated federally and workplace safety and health is regulated provincially.

### Aboriginal Rights

Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties. In Manitoba and Saskatchewan there are many treaties in place. Aboriginal rights and claims are currently handled primarily under the terms of those treaties.

### Electric Utility Industry

The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. Future legislation changes could increase the price at which electrical power is available to HBMS and, as a result, could increase HBMS costs of zinc and copper production.

## GENERAL DEVELOPMENT OF THE BUSINESS

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the *Business Corporations Act* (Ontario). On March 12, 2002, we acquired OntZinc Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation.

Our head office is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario M5C 1H6.

### Our History

Pursuant to a securities exchange agreement entered into in January 2002, we changed our name from Pan American Resources Inc. to ONTZINC Corporation and the corporation formerly named OntZinc Corporation changed its name to Pan American Resources Corp. and became our wholly-owned subsidiary. As a result of the foregoing, we indirectly acquired a 100% interest in the Southwestern Ontario Project.

In November 2001, we entered into a joint venture agreement with Regal Consolidated Ventures Limited ("Regal"), pursuant to which we acquired a 50% interest in the Gay's River Property. Pasminco Resources Canada Company ("Pasminco") holds a 2% net smelter return royalty in respect of the Gay's River Property. In November 2002, we purchased the remaining 50% interest in the Gay's River Property from Regal and in connection therewith we issued to Regal 12 million Common Shares. We have agreed to issue to Regal an additional 2 million Common Shares upon the completion of the business plan for re-opening the Gay's River mine and an additional 4 million Common Shares upon a production decision being made. In March 2004, we paid to Pasminco $2 million in satisfaction of the purchase price of the Gay's River Property. We now have a 100% interest in the Gay's River Property subject to a 2% net smelter royalty payable to Pasminco.

In May 2002, we sold our interest in the San Antonio Project, a copper, gold and porphyry project, to a private Chilean mining group for US$850,000. On April 5, 2004, we regained control of the project following the failure of the purchaser to complete scheduled payments. We currently indirectly hold a 100% interest in the San Antonio Project.

As of September 2003, one of our subsidiaries acquired the Balmat Mine from ZCA Mines, Inc. ("ZCA") for US$20 million, pursuant to an asset purchase agreement (the "Balmat Acquisition Agreement"). The purchase price is payable wholly out of 30% of any future net cash flow from operations after allowing for reasonable capital and exploration expenditures and a further US$5 million is payable if the price of zinc is sustained at US$0.70 per pound for a consecutive 24 month period in the five years following the date of the Balmat Acquisition Agreement. Pursuant to the Balmat Acquisition Agreement, we assumed certain future liabilities, including, all future debts, obligations, commitments and liabilities arising out of or directly relating to the ownership and operation of the Balmat Mine and, in particular, any future liabilities relating to the reclamation of such mine.

In order to meet the anticipated financial requirements associated with maintaining and reactivating the Balmat Mine, we have completed several private placements of securities. Proceeds of these private placements have also been used for working capital purposes. See "Prior Sales".

**Acquisition of HBMS**

On October 7, 2004, ONTZINC entered into the Acquisition Agreement to acquire from Anglo American all of the issued and outstanding shares of HBMS Parent, which holds all of the issued and outstanding shares of HBMS, for a cash purchase price of $325 million, subject to adjustment on closing, currently estimated to be approximately $12,806,000, for a net purchase price of approximately $312,194,000. Effective December 13, 2004 the parties amended the Acquisition Agreement to provide that the net purchase price will be paid in cash in the amount of $299,194,000 and as to $13,000,000 by the issuance to Anglo American of 173,333,333 Common Shares and 86,666,667 Warrants. Pursuant to the Acquisition Agreement, ONTZINC has deposited $500,000 with Anglo American, which will be credited against the purchase price upon the completion of the Acquisition. The Acquisition is expected to close before the end of the year.

The closing of the Acquisition is subject to regulatory and other approvals, and the satisfaction of customary closing conditions, including obtaining the necessary financing. At a special meeting of its shareholders held on December 8, 2004, the ONTZINC shareholders authorized the Consolidation and the associated change of its name to HudBay Minerals Inc. ONTZINC has applied to the TSX-V for approval of the Acquisition. ONTZINC and Anglo American have obtained an advance ruling certificate under the *Competition Act* (Canada) in respect of the Acquisition.

Completion of the Acquisition is subject to conditions precedent that are typical for a transaction of this nature. However, either party may waive any condition precedent set forth in the Acquisition Agreement that is for its benefit. ONTZINC and Anglo American have agreed to indemnify each other from and against all losses suffered as a result of, or arising in connection with, any breach of a representation or warranty or any failure to satisfy any covenant under the Acquisition Agreement. However, certain of the representations and warranties provided to ONTZINC by Anglo American, including those relating to HBMS' involvement in litigation or regulatory proceedings and its compliance with applicable laws and regulations and, in particular, environmental regulations, will only survive after the closing of the Acquisition until March 31, 2006. The obligation of Anglo American to indemnify ONTZINC is further limited as follows: (i) Anglo American will not be required to cover any losses that in the aggregate exceed the purchase price paid for HBMS; and (ii) no claims may be made unless losses exceed $1 million in connection with a breach of a representation or warranty in respect of certain taxation and pension matters or an aggregate of $5 million in respect of all other claims.

If for any reason, other than the default of the party seeking termination, the Acquisition is not completed by January 1, 2005, or such other date as may be mutually agreed to by ONTZINC and Anglo American, either party may terminate the Acquisition Agreement.

ONTZINC plans to finance the Acquisition with a portion of the net proceeds of this Offering and the net proceeds from the proposed Debt Financing. The Notes issued pursuant to the Debt Financing will have a seven year maturity. The Notes will contain covenants that, among other things, restrict our ability in certain circumstances to declare or pay dividends or make other distributions on our Common Shares, incur additional debt, enter into sale or leaseback transactions, create liens, make investments, engage in transactions with affiliates, consolidate or merge into other entities or sell assets. See "Use of Proceeds" and "Capitalization".

See "Management's Discussion and Analysis" for a description of the impact of the Acquisition on the operating results and financial position of the Company.

As a result of the Acquisition and the other events described above, we hold the principal subsidiaries and properties shown in the following chart. The chart shows the jurisdiction of incorporation of our principal subsidiaries and the percentage of voting securities we beneficially own or over which we have control or direction. For each of our principal properties, the chart also shows our beneficial interest in the project and the location of the project.


ONTZINC CORPORATION (Ontario)
100%
Balmat Holding Corporation (Delaware, USA)
100%
St. Lawrence Zinc Company LLC (Delaware, USA)
Balmat Mine Project and Exploration Properties (New York, USA)
100%
Hudson Bay Mining and Smelting Co., Limited (Canada)
777/Callinan Mine (Flin Flon, Manitoba)
Trout Lake Mine (Flin Flon, Manitoba)
Konuto Lake Mine (Saskatchewan)
Chisel North Mine (Snow Lake, Manitoba)
50%
Considar Metal Marketing S.A. (Luxembourg)
100%
Considar Metal Marketing Inc. (Canada)
100%
Hudson Bay Exploration and Development Company Limited (Canada)
Exploration Properties
Metallurgical Facilities and Concentrators (Manitoba and Saskatchewan)
Zochem (Brampton, Ontario)

## MINERAL POTENTIAL OF OUR MATERIAL PROPERTIES

Upon the completion of the Acquisition, our material properties will be the HBMS Mines and the Balmat mine. At this time, only the HBMS Mines are producing. The Balmat mine is scheduled to begin producing zinc concentrate in early 2005, subject to obtaining the necessary financing.

### HBMS Mines

The following information regarding HBMS, its mineral reserves and resources and the Life-of-Mine ("LOM") Plan has been derived from and, in some cases, excerpted from the Howe Report.

*Mineral Reserves and Inferred Mineral Resources*

The basis for Howe's resource and reserve methodology included a review of the HBMS reserve and resource report entitled "HBMS Reserve & Resource Report as at January 1, 2004", and discussions with HBMS personnel responsible for the estimates.

The mineral reserves are classified as proven mineral reserves or probable mineral reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.

**Howe Estimate of HBMS Reserves (as at January 1, 2004)(1)(2)**

| | Tonnes | Au (g/t) | Ag (g/t) | Cu (%) | Zn (%) |
|---|---|---|---|---|---|
| **Trout Lake** | | | | | |
| Proven | 2,121,924 | 1.290 | 14.805 | 1.20 | 4.77 |
| Probable | 2,181,000 | 1.321 | 11.617 | 1.43 | 5.28 |
| **Callinan** | | | | | |
| Proven | 692,038 | 1.953 | 25.81 | 1.08 | 3.71 |
| Probable | 499.094 | 1.436 | 22.256 | 0.95 | 3.80 |
| **777** | | | | | |
| Proven | 1,774,804 | 2.412 | 29.853 | 3.23 | 4.35 |
| Probable | 14,777,806 | 2.044 | 26.93 | 2.53 | 4.50 |
| **Konuto Lake** | | | | | |
| Proven | 437,857 | 2.066 | 8.696 | 4.08 | 1.57 |
| Probable | 55,479 | 1.713 | 6.875 | 4.39 | 1.15 |
| **Chisel North** | | | | | |
| Proven | 897,242 | 0.266 | 22.060 | 0.14 | 9.66 |
| Probable | 934,157 | 0.368 | 17.204 | 0.20 | 8.1 |
| **Total Proven** | **5,923,864** | **1.606** | **21.246** | **1.843** | **5.026** |
| **Total Probable** | **18,447,536** | **1.856** | **24.44** | **2.230** | **4.75** |
| **Total Reserve** | **24,371,400** | **1.795** | **23.664** | **2.15** | **4.81** |

(1) Economic evaluations applied to mineral resources on an annual basis by HBMS to convert mineral resources to mineral reserves are based on a block by block evaluation of the net payable metal for the resource blocks versus current operating costs, mining recovery and dilution. The zinc price used for mineral reserve estimation was US$0.52 per pound, the copper price was US$0.91 per pound, the gold price was US$325 per ounce and the silver price was US$4.25 per ounce.

(2) Planned 2004 mining operations will decrease the stated mineral reserve base by approximately 2.5 million tonnes.

Howe estimates that there was, as at January 1, 2004, an aggregate of 3,228,097 tonnes of inferred mineral resources at the HBMS Mines, grading 5.33% zinc, 2.04% copper, 1.677 grams of gold per tonne and 26.546 grams of silver per tonne. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

*Life of Mine Plan*

Howe has prepared an LOM Plan that commences January 1, 2004 and ends on December 31, 2017. For purposes of these economic forecasts, Howe assumes that only currently delineated proven and probable underground mineral reserves are mined through the term of the LOM and the HBMS Mines will close when the current mineral reserves run out. The Howe Report estimates that the HBMS Mines will process an average of 1.9 million tonnes of ore per year. However, actual production is projected to decline from a high of 2.5 million tonnes of ore per year in 2004 to 1.35 million tonnes of ore per year in 2011, as ore reserves are exhausted and mines close. Production rates, ore grades and metallurgical recoveries over this period have been reviewed by Howe and found to be attainable and sustainable.

The LOM Plan, particularly the technical economic projections, include forward-looking statements that are not historical facts. These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Certain Assumptions

Howe's LOM Plan is based on a number of assumptions. In addition to the many assumptions and estimates underlying the mineral reserve estimates and the calculation of the operating costs for the production of those mineral reserves, key assumptions include:

- Total planned capital expenditure of $345.2 million, including sustaining capital, additional capital development and the purchase price of the White Pine copper refinery.
- Increased underground operations over 2004 levels, primarily at the 777/Callinan mine, to offset closures at other operations. This improvement is to be realized by improved mining practices, reduced transportation distances, expansion of equipment and better dilution control.
- Certain improvements to owner operating costs, over and above that historically achieved in 2002.

These, along with other assumptions and estimates used for the LOM Plan, are subject to a number of other risks and uncertainties. Actual results could differ materially from Howe's assumptions and estimates as a result of, among other things, changes in or unidentified geological and mining conditions, differences in the actual and the assumed effects of regulation by governmental agencies, inaccurate estimates regarding or changes in assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore and other factors affecting our business. For a full discussion of the risks of our business, see "Risk Factors". If any of these assumptions or estimates are incorrect, the projected cash flows from the HBMS Mines may be materially less than forecasted.

Capital Costs and Operating Costs

The total capital expenditure is projected to be $345.2 million over the LOM Plan. All capital expenditure is assumed to be internally funded. The current capital expenditure includes a provision for ongoing expected exploration expenditures within the LOM Plan to develop and mine all the delineated inferred mineral resources. However, there is no provision for exploration of new or projected resources outside the existing mining areas. The mine infrastructure currently in place is sufficient to support the planned mining production levels for the LOM. Capital projects are expected to relate primarily to refurbishment of major plant and equipment, tailings dams maintenance and expansion, waste development (inclined or flat) to access new blocks of ground, environmental costs and closure and rehabilitation costs, and improvements to meet emission standards.

The operating costs in Howe's LOM Plan for the HBMS Mines, concentrators, copper smelter, zinc plant, tailings management facility, freight and other site services are based on HBMS' historic operating costs. It also includes the costs for purchased concentrate and certain general and administrative costs. Capital taxes, potential payments under HBMS' profit sharing plan and interest expense have not been included.

Economic Evaluation

Howe has prepared an economic model based on the LOM Plan. The economic evaluation uses the following metal and exchange prices. The metal prices are based on a consensus of current industry forecasts.

| | 2004 | 2005 | 2006-2018 |
|---|---|---|---|
| Copper (US$/lb) | 1.23 | 1.20 | 0.90 |
| Zinc (US$/lb) | 0.48 | 0.56 | 0.50 |
| Gold (US$/oz) | 425 | 425 | 375 |
| Silver (US$/oz) | 6.00 | 6.00 | 5.00 |
| C$:US$ | 1.25 | 1.33 | 1.43 |

All capital and operating costs are stated on a constant Canadian dollar basis using first quarter 2004 Canadian dollars, and no provision has been made for inflation or escalation of costs or metal prices. All LOM Plan cash flow projections are also stated in constant 2004 Canadian dollars. HBMS does not expect to pay income taxes during the LOM Plan because of considerable tax losses and credits.

The mining assets also generate additional revenues for treating copper and zinc concentrates from other sources and sundry revenues including by-product sales and silver sales. The LOM Plan incorporates increasing purchases of copper and zinc concentrates to maintain a constant level of saleable metals.

The following table summarizes the key modelling parameters of Howe's LOM financial projections:

| Parameter | Base Case Assumption |
|---|---|
| Total Copper produced | 2.513 billion lbs |
| Total Zinc produced | 3.308 billion lbs |
| Total Gold produced | 860,200 oz |
| Total Silver produced | 18,634,400 oz |
| Total Tonnes Mined | 24,371,400 |
| Average Grade % Cu | 2.15 |
| Average Grade % Zn | 4.81 |
| Average Grade g/t Au | 1.80 |
| Average Grade g/t Ag | 23.66 |

| Key Base Case Model Results | Millions of Canadian dollars |
|---|---|
| Zinc Revenue | $ 2,370 |
| Copper Revenue | 3,290 |
| Gold Revenue | 463 |
| Silver Revenue | 134 |
| Total Revenue | 6,257 |
| Total Operating Costs | (4,866) |
| Total Capital Costs | (345) |
| Cash Surplus (after tax) | $ 966 |
| NPV @ 8% (cash surplus (after tax) excluding acquisition) | $ 588 |
| NPV @ 10% (cash surplus (after tax) excluding acquisition) | $ 532 |

The project has also been assessed on the capability to generate cash flow with a number of sensitivities. This analysis suggests that the project is most sensitive to the Canadian dollar/U.S. dollar exchange rate. The tables below, which are derived from the Howe Report, indicate the net present value ("NPV") of HBMS at various copper and zinc prices, discount rates, Canadian dollar / U.S. dollar exchange rates, and capital and operating costs. NPV includes the discounted sums of the positive cash flows from production and the negative

cash flows associated with on-going capital costs during the mine life, reclamation and closure. However, the NPV is calculated on an unlevered basis, without regard to the Debt Financing or other debt financing.

The tables below do not represent a forecast of copper prices or zinc prices, discount rates, Canadian dollar / U.S. dollar exchange rates or capital and operating costs. See "Risk Factors — Risks Relating to Our Business".

The following table illustrates the NPV sensitivity to metal prices and to Canadian/U.S. dollar exchange rates at a fixed discount rate of 8%:

**Sensitivity of NPV to Copper and Zinc Prices and U.S. Dollar Conversion Rates — Discount Rate of 8% (millions)**

| US$/C$ Exchange | $0.70 | $0.75 | $0.80 | $0.85 |
|---|---|---|---|---|
| Base Case Cu $0.90/Zn $0.50 | **588.4** | 370.9 | 180.5 | 12.6 |
| Cu $1.00/Zn $0.50 | 782.3 | 551.9 | 350.2 | 172.3 |
| Cu $1.00/Zn $0.40 | 587.6 | 374.1 | 187.4 | 22.6 |
| Cu $1.10/Zn $0.40 | 781.5 | 555.1 | 357.1 | 182.3 |
| Cu $1.10/Zn$0.50 | 976.3 | 732.9 | 519.9 | 332.0 |
| Current Cu $1.29/Zn$0.47 | 1,286.3 | 1,023.5 | 793.5 | 590.5 |

The following table illustrates the NPV sensitivity to fluctuations in copper and zinc prices at a fixed Canadian/U.S. dollar exchange rate of US$0.70 to C$1.00 and fixed discount rate of 8%:

**Sensitivity of NPV to Copper and Zinc Prices — Discount Rate of 8% (millions)**

| | Cu $0.75/lb | Cu $0.90/lb | Cu $1.00/lb | Cu $1.10/lb | Cu $1.30/lb |
|---|---|---|---|---|---|
| Zn $0.40/lb | 102.8 | 393.7 | 587.6 | 781.5 | 1,169.3 |
| Zn $0.50/lb | 297.5 | **588.4** | 782.3 | 976.3 | 1,364.1 |
| Zn $0.60/lb | 492.3 | 783.2 | 977.1 | 1,171.0 | 1,558.9 |
| Zn $0.70/lb | 687.0 | 977.9 | 1,171.8 | 1,365.8 | 1,753.4 |

The following table illustrates the NPV sensitivity to capital and operating costs at a Canadian/U.S. dollar fixed exchange rate of US$0.70 to C$1.00, a fixed discount rate of 8%, and fixed metal prices of US$0.90 / lb for copper and US$0.50 / lb for Zinc:

**Sensitivity of NPV to Capital and Operating Costs — Discount Rate of 8% (millions)**

| | Cap Costs − 10% | Cap Costs − 5% | Base Case | Cap Costs + 5% | Cap Costs + 10% |
|---|---|---|---|---|---|
| Op Costs − 10% | 906.2 | 894.5 | 882.9 | 871.2 | 859.5 |
| Op Costs − 5% | 758.9 | 747.3 | 735.6 | 724.0 | 712.2 |
| Base Case | 611.8 | 600.0 | **588.4** | 576.7 | 565.1 |
| Op Costs + 5% | 464.6 | 452.9 | 441.2 | 429.5 | 417.8 |
| Op Costs + 10% | 317.3 | 305.7 | 294.0 | 282.3 | 270.1 |

The following table illustrates the NPV sensitivity for a range of discount rates, for the base case NPV after tax and prior to acquisition costs:

**Sensitivity of NPV to Discount Rates**

| Discount Rate | 5.0% | 8.0% | 10.0% | 12.5% |
|---|---|---|---|---|
| NPV (millions) | 693.7 | **588.4** | 532.7 | 472.5 |

**Balmat Mine**

A report entitled "Reserve and Resource Audit, Balmat No. 4 Mine, Balmat-Edwards Mining District, Balmat, New York, USA", dated January 2003, (the "Balmat Report") has been prepared for the Company by John E. Steers, P. Eng., a qualified person under National Instrument 43-101. The following information regarding the Balmat Mine and plant has been derived from and, in some cases, excerpted from the Balmat Report. Note that "tons" are the units of measurement in the Balmat Report (one ton equals 0.90718 tonnes).

*Mineral Reserves and Inferred Mineral Resources*

The following table sets out the estimated mineral reserves for Balmat mine as at January 20, 2003.

**Balmat Mineral Reserve Estimates(1)(2)**

| Category | Tons Ore | Zinc (%) |
|---|---|---|
| Proven Mineral Reserves | 395,047 | 12.87 |
| Probable Mineral Reserves | 1,580,528 | 11.71 |
| **Total Proven and Probable** | **1,975,575** | **11.94** |

(1) *The mineral reserve estimates set out in the table above have been prepared by John Steers, a qualified person under NI 43-101. The* mineral reserves are classified as proven or probable mineral reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM council on August 20, 2000.

(2) The mineral reserves were calculated using a cut-off grade of 6% zinc per ton and an average mining recovery of 85%, and minimum heights in the 5.5 to 8.0 foot range depending on mining method.

In addition to the mineral reserves, there are estimated to be an aggregate of approximately 3,100,000 tons of inferred mineral resources, grading 12.9% zinc per ton. Dilution is incorporated in the mineral resources through minimum mining heights assumed. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

*Exploration and Development*

Since 1996, surface and underground drilling has added an additional 11 million tons of mineral resources in four new ore zones (Mahler, Mud Pond, New Fold and Northeast Fowler) at a cost of finding of approximately $0.17 per ton.

The total cost of our proposed exploration program is approximately $1.5 million dollars, excluding drilling on proximate exploration lands. The objective of such plan is to revert to smaller scale mining with more geological control in order to increase grade by lowering dilution and increasing the cut-off grades. We plan to have new development completed at such a rate as to provide an adequate inventory of ore to sustain uninterrupted operations.

## SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information gives effect to the Acquisition, the Consolidation, this Offering and the Debt Financing, as if such events had occurred on January 1, 2003 for results of operations purposes, and on September 30, 2004 for balance sheet purposes. This selected unaudited pro forma consolidated financial information is based on available information and certain assumptions we consider reasonable and is presented for illustrative purposes only. It does not purport to represent what our results of operations or financial position would have been if the Acquisition, the Consolidation and the financings had occurred on the dates indicated. The selected pro forma consolidated financial information is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of ONTZINC and the historical consolidated financial statements of HBMS Parent, including the notes thereto, included elsewhere in this Prospectus.

| | Pro Forma for the Nine Months Ended September 30, 2004 | Pro Forma for the Year Ended December 31, 2003 |
|---|---|---|
| | (unaudited) | (unaudited) |
| | (dollars in thousands, except per share amounts) | |
| Results of Operations: | | |
| Net sales | $385,026 | $ 417,914 |
| Net income (loss) | 16,565 | (357,266) |
| Per Common Share: | | |
| Basic earnings (loss) | $ 0.24 | $ (5.49) |
| Diluted earnings (loss) | $ 0.24 | $ (5.49) |

| | Pro Forma as at September 30, 2004 |
|---|---|
| | (unaudited) (dollars in thousands) |
| Balance Sheet: | |
| Cash and cash equivalents (excluding restricted cash of $13,000) | $ 36,120 |
| Total assets | 620,999 |
| Total liabilities | 482,839 |
| Shareholders' equity | 138,160 |

If the Agents exercise the Over-Allotment Option in full, there will be, on a pro forma basis, an additional 8,337,000 Common Shares outstanding.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION OF HBMS PARENT

The following tables set forth summary consolidated financial information of HBMS Parent as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at September 30, 2004 and for the nine months ended September 30, 2004 and 2003. This summary consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements of HBMS Parent, including the notes thereto, and the associated management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements of HBMS Parent have been prepared in accordance with Canadian GAAP.

| | Nine Months Ended September 30, | | Years Ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (unaudited) | (unaudited) | (audited) | (audited) | (audited) |
| | (dollars in thousands) | | | | |
| Statement of Operations: | | | | | |
| Sales | $ 385,026 | $298,753 | $ 417,914 | $ 436,092 | $ 390,589 |
| Total revenue | 392,114 | 299,214 | 418,757 | 439,568 | 409,583 |
| Operating costs | 308,378 | 316,188 | 430,626 | 440,431 | 417,364 |
| General and administrative | 6,068 | 5,141 | 6,907 | 9,561 | 10,321 |
| Depreciation and amortization | 39,902 | 53,475 | 70,709 | 66,429 | 73,327 |
| Accretion | 1,266 | 1,134 | 2,078 | 1,890 | 1,937 |
| Exploration | — | — | 5,550 | 4,538 | 2,130 |
| Foreign exchange (gain) loss | 2,192 | (34,931) | (37,272) | (2,021) | 33,021 |
| Asset impairment | — | — | 268,944 | — | — |
| Total costs and expenses | 353,464 | 341,007 | 747,542 | 520,828 | 538,100 |
| Net earnings (loss) | 38,800 | (42,896) | (330,103) | (82,958) | (129,725) |
| Statement of Cash Flows: | | | | | |
| Cash generated by (applied to) operating activities | $ 59,883 | $ 10,323 | $ (3,739) | $ (11,819) | $ (69,561) |
| Cash generated by (applied to) investing activities | (47,896) | (89,305) | (118,366) | (112,897) | (188,436) |
| Cash generated by (applied to) financing activities | 10,394 | 95,359 | 121,629 | 115,430 | 271,286 |
| Balance Sheet: | | | | | |
| Cash and cash equivalents | $ 25,908 | | $ 3,527 | $ 4,003 | |
| Total assets | 576,759 | | 512,396 | 733,418 | |
| Total liabilities | 1,484,899 | | 1,459,310 | 1,349,984 | |
| Shareholder's (deficiency) | (908,140) | | (946,914) | (616,566) | |

## SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ONTZINC

The following tables set forth selected consolidated financial information as at December 31, 2003 and 2002 and for the fiscal years ended December 31, 2003, 2002 and 2001 and as at September 30, 2004 and for the nine months ended September 30, 2004 and 2003. The selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, and management's discussion and analysis included elsewhere in this Prospectus. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

| | Nine Months Ended September 30, | | Years Ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (unaudited) | (unaudited) | (audited) | (audited) | (audited) |
| | (dollars in thousands, except per share amounts) | | | | |
| Statement of Operations: | | | | | |
| Net revenue | $ 19 | $ 5 | $ 8 | $ 2 | $ 1 |
| Net loss | 5,747 | 1,874 | 5,179 | 958 | 2,878 |
| Statement of Cash Flows: | | | | | |
| Cash applied to operating activities | $(3,285) | $(1,245) | $(3,176) | $ (961) | $ (469) |
| Cash generated by (applied to) financing activities | 8,612 | 5,272 | 8,466 | (203) | 274 |
| Cash generated by (applied to) investing activities | (4,490) | (1,831) | (3,371) | 1,340 | 181 |
| Per Common Share: | | | | | |
| Basic and diluted loss[(1)] | $ (0.03) | $ (0.02) | $ (0.05) | $(0.01) | $(0.08) |
| Weighted average number of Common Shares outstanding (millions) | 193 | 98 | 113 | 68 | 35 |
| Balance Sheet: | | | | | |
| Cash and cash equivalents | $ 2,951 | | $ 2,114 | $ 195 | |
| Total assets | 15,439 | | 12,455 | 4,576 | |
| Total liabilities | 4,430 | | 2,833 | 1,234 | |
| Shareholders' equity | 11,009 | | 9,622 | 3,342 | |

Note:

(1) Basic and diluted loss per Common Share has not been adjusted to reflect the proposed Consolidation. Had the Consolidation occurred on January 1, 2001, basic and diluted loss per Common Share would have been $0.89 and $0.57 for the nine months ended September 30, 2004 and 2003, respectively, and $1.37, $0.42 and $2.44 for the years ended December 31, 2003, 2002 and 2001, respectively.

## Quarterly Information

The following table sets forth our selected consolidated financial information for each of the eleven most recently completed quarters ending September 30, 2004.

| | 2004 | | | 2003 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 |
| | (dollars in thousands, except earnings per share) | | | | | | | | | | |
| For the period: | | | | | | | | | | | |
| Net revenue | $ 6 | $ 7 | $ 6 | $ 3 | $ 5 | $— | $— | $ 1 | $ 1 | $— | $— |
| Net loss | (2,864) | (1,453) | (1,430) | (3,305) | (1,293) | (304) | (277) | (575) | (135) | (153) | (95) |
| Per Common Share: | | | | | | | | | | | |
| Basic and diluted loss[1] | (0.01) | (0.01) | (0.01) | (0.03) | (0.01) | (0.01) | (0.00) | (0.01) | (0.00) | (0.00) | (0.00) |

Note:

(1) Basic and diluted loss per Common Share has not been adjusted to reflect the proposed Consolidation.

## Dividends

We have never paid a dividend on the Common Shares and do not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by us will be determined by the board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF ONTZINC

You should read this discussion and analysis in conjunction with the consolidated financial statements and related notes thereto that appear elsewhere in this Prospectus. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Note Regarding Forward-Looking Statements". Events discussed elsewhere in this Prospectus have not been included in the discussion below.

## Overview

We are a mineral company with our primary focus on the exploration, development and operation of zinc projects.

Our strategy is to focus on the acquisition of high quality mining assets at an advanced stage of development or that are in production. We will continue to identify further selective acquisition opportunities in the base metals field.

We currently own 100% of four projects:

- the Balmat Mine, a development zinc property in New York State, at which we plan to restart mining operations in early 2005;
- the Gay's River Mine, a zinc/lead/gypsum mine in Nova Scotia, Canada, on which we plan to conduct a preproduction development program over the next two years;
- the Southwestern Ontario Project, a zinc exploration project comprised of mineral leases covering approximately 10,500 hectares, on which we plan to conduct a drilling and geophysical program during the next two years;
- the San Antonio Project, an exploration project in Chile, on which we propose to undertake a drilling program to provide a preliminary assessment of the economic potential of the porphyry system during the next two years.

**Results of Operations**

*Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003*

We incurred a loss of $5,747,057 for the nine months ended September 30, 2004, compared to a loss of $1,874,100 for the nine months ended September 30, 2003.

For the nine months ended September 30, 2004, management fees were $589,000 compared with nil in the corresponding period in 2003, because of the addition of senior management late in 2003.

Professional fees were $871,351 for the nine months ended September 30, 2004, compared with $557,941 in the corresponding period in 2003. The increase reflects the fact that we incurred costs in connection with plans to list our common shares on the London Stock Exchange's Alternative Investment Market. We abandoned the listing during the third quarter of 2004 and all related costs were written off.

Mine care and maintenance costs increased to $2,586,000 for the nine months ended September 30, 2004, from $211,213 in the corresponding period in 2003, principally because of costs associated with the Balmat Mine which was acquired in September 2003.

General and administrative expenses increased to $116,799 for the nine months ended September 30, 2004 from $56,026 in the corresponding period in 2003, reflecting the addition of senior management and increased operating, acquisition and financing activities.

Travel costs for the nine month period ended September 30, 2004 were $168,287, compared with $175,217 in the corresponding period in 2003. These costs are attributable to our investigation of several international acquisition opportunities in both periods.

A foreign exchange loss of $64,002 was recorded for the nine months ended September 30, 2004, primarily on account of the translation of the financial statements of our U.S. subsidiary, St. Lawrence Zinc Company LLC, into Canadian currency. During the third quarter of 2004 the weakening of the U.S. dollar in relation to the Canadian dollar generated exchange losses that eliminated the gains that had been recorded in the first half of the year. A loss of $161,201 was recorded in the corresponding period in 2003, primarily on account of foreign currency translation adjustments relating to the San Antonio Project.

Stock option compensation of $643,975 was recorded for the nine months ended September 30, 2004, primarily in relation to the expense of 8,000,000 options granted to an executive officer of the Company in July 2004. The expense of $590,000 in the comparable period of 2003 relates primarily to grants of options to executive officers and directors, and past executive officers and directors.

We issued $2.0 million principal amount of secured convertible debentures in December 2003 and an additional $600,000 principal amount of secured convertible debentures in January 2004. The debentures mature December 19, 2005 and bear interest at a rate of 12% per year, payable semi-annually. Commissions and legal costs of $216,236 were incurred in connection with the private placements and have been recorded as deferred financing costs. Amortization of the financing costs associated with the debenture issue for the nine months ended September 30, 2004 was $81,089. For accounting purposes under Canadian GAAP, we have segregated the debentures into their debt and equity components: debenture interest of $722,849 for the nine months ended September 30, 2004 includes accretion expense of $489,294 on the debt component of the debentures.

*Year Ended December 31, 2003 Compared to Year Ended December 31, 2002*

During 2003 and 2002, we did not have any revenue other than interest earned. Our loss increased substantially during 2003 to $5,178,651 from $958,319 during 2002. The increased loss resulted from, among other things, increased care and maintenance expenses arising in connection with the acquisition of the Balmat Mine, increased costs associated with various other acquisition projects, write-down of accounts receivable and stock option compensation expense.

For the year ended December 31, 2003, management fees were $60,000, compared with $24,547 in 2002. Prior to the addition of senior management late in 2003, our executive officers were compensated primarily through grants of options.

Mine care and maintenance costs were $1,590,504 for the year ended December 31, 2003, compared with $147,531 in 2002, principally because of the costs associated with the Balmat Mine which was acquired in September 2003. Expenditures in 2002 related to the Gay's River Mine.

A foreign exchange gain of $206,794 was recorded for the year ended December 31, 2003, primarily on account of the translation of the financial statements of our U.S. subsidiary, St. Lawrence Zinc Company LLC, into Canadian currency. A loss of $4,278 was recorded in 2002.

Professional fees in 2003 were $895,372 compared with $307,725 in 2002. This increase reflects several initiatives to acquire major zinc operations and fees paid with respect to financings that did not materialize. Travel expenses associated with these initiatives were $347,088 in 2003. There were no comparable expenditures in 2002.

In 2003, we made a $711,001 provision for bad debts reflecting the write-down of the receivable arising from the sale of the San Antonio Project in Chile in 2002.

Stock option compensation expense of $1,463,000 charged in 2003 reflects the application of the fair value method of accounting for stock options granted to employees and consultants during the year. In 2002, all options granted were capitalized to exploration and development projects.

*Year Ended December 31, 2002 Compared to Year Ended December 31, 2001*

During 2002 and 2001, we did not have any revenue other than interest earned. Our loss was reduced significantly during 2002 to $958,319 from $2,878,300 in 2001. The reduced loss partly resulted from significantly lower costs of exploration activities in Chile, reflecting our strategic decision in 2001 to dispose of the San Antonio Project and refocus our activities on Canadian operations. Chilean exploration costs were $233,351 in 2002 compared with $2,713,672 in 2001. In 2001, the San Antonio Project in Chile was written down to its estimated net realizable value.

Expenditures on mine care and maintenance were $147,531 during 2002, reflecting our acquisition of the Gay's River Mine in March 2002. There were no comparable expenditures in 2001.

Investor relations and general and administrative costs also increased from $129,757 to $185,007 during 2002, reflecting our higher levels of corporate activity.

**Cash Flows**

*Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003*

As of September 30, 2004, we had cash and cash equivalents of $2,951,399 compared to $2,391,230 at September 30, 2003.

Cash required for operating purposes was $3,284,536 during the nine months ended September 30, 2004, compared with $1,244,678 in the same period in 2003. This increased cash requirement reflects the greater operating loss for the period, attributable primarily to increases in management fees, mine care and maintenance, and debenture interest.

Financing activities generated $8,612,197 in the nine months ended September 30, 2004, compared with $5,272,152 during the previous year.

Investing activities used cash of $4,489,997 in the nine months ended September 30, 2004 compared with $1,831,425 in the corresponding period of the previous year. During 2004, investment in mineral properties amounted to $3,315,289, including $2.0 million paid to Pasminco in satisfaction of the final cash purchase price outstanding in respect of the Gay's River Mine. The investment in mineral properties also includes the costs of the exploration drilling program at Balmat of approximately $0.8 million and expenditures to maintain exploration rights at other properties. Environmental deposits paid to governmental agencies after adjustment for currency translation were $283,900 during 2004. We have fully satisfied obligations in this regard and no further payments are required at this time.

*Year Ended December 31, 2003 Compared to Year Ended December 31, 2002*

As of December 31, 2003, we had cash and cash equivalents of $2,113,735 compared to $195,181 at December 31, 2002.

Cash required for operating activities in 2003 was $3,176,431 compared with $960,524 in the previous year. The increase in operating costs resulted from increased mine care and maintenance fees, professional fees and travel costs.

In 2003, we raised $8,466,029 through financing activities. In contrast, we incurred a cash requirement of $203,286 in 2002. During 2003, we completed several private placements of securities for aggregate net proceeds of $8,627,872. We did not complete a financing during 2002.

Investing activities in 2003 required funding of $3,371,044 compared with cash received from such activities of $1,340,161 in 2002. The major items in 2003 were costs of $1,576,655 associated with the acquisition of the Balmat Mine, and environmental deposits with government agencies in respect of the Balmat and Gay's River mine properties totalling $1,588,129. In 2002, proceeds received in respect of mineral properties of $946,778 included the sale of the San Antonio Project assets for $1,200,360 and costs of $253,582 at Gay's River Mine and the Southwestern Ontario Project.

*Year Ended December 31, 2002 Compared to Year Ended December 31, 2001*

As of December 31, 2002, we had cash and cash equivalents of $195,181 compared to $18,830 at December 31, 2001.

Cash required for operating activities in 2002 was $960,524 compared with $468,816 in the previous year. Professional fees increased to $307,725 in 2002 from $81,330 in 2001 primarily on account of the merger and acquisition activity undertaken during 2002 in relation to the Gay's River Mine and Southwestern Ontario projects. Mine care and maintenance increased to $147,531 in 2002 from nil in 2001 reflecting the acquisition of the Gay's River Mine.

We did not engage in any significant financing activities during 2002 and 2001. We financed our activities substantially through proceeds from the sale of mineral properties.

Investing activities in 2002 generated cash of $1,340,161 compared to $181,309 in 2001.

**Liquidity**

We do not currently have operating cash flows. Revenues are limited to interest earned on cash and cash equivalents. Currently, our ability to meet obligations and continue as a going concern is dependent on our ability to identify and complete future financings. Share issues during 2003 resulted in net proceeds of approximately $8.6 million on the issuance of approximately 81.2 million shares. In the nine month period ended September 30, 2004, shares issued resulted in net proceeds of approximately $6.6 million on the issuance of approximately 67.8 million shares.

Approximately $654,000 of the cash held by us as of September 30, 2004 is designated to fund exploration drilling activity in the second half of 2004 at the Gay's River Mine and the Southwestern Ontario Project pursuant to the flow-through share issue in December 2003.

As at September 30, 2004, we had 237,624,679 shares outstanding. Dilutive items including warrants, options and convertible debentures could result in the issuance of an additional 139,032,712 common shares.

We have entered into a mandate agreement with RMB Resources Limited ("RMB") pursuant to which RMB undertakes a work program with a view to arranging a debt facility for St. Lawrence Zinc Company LLP of up to US$10 million with a member of the First Rand Group ("the Lender"). The debt facility is intended to partly fund the redevelopment and start-up costs of the Balmat Mine. The financing is subject to a number of terms and conditions including approval of the Lender's credit committee.

On September 30, 2004, we completed a private placement, initially announced on August 24, 2004, for gross proceeds of $1,726,000 through the sale of 34,520,000 units at a price of $0.05 per unit. Each such unit was

comprised of one Common Share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire a Common Share for a period of two years from the date of issuance, at a price of $0.06 per share. Securities issued pursuant to the private placement are subject to a four month hold period. The agent in connection with the placement received as payment $117,280 in fees and 3,452,000 broker warrants. The broker warrants are exercisable at the issue price of $0.05 per unit for a period of two years from the closing date. On November 30, 2004, the agent exercized its over-allotment option granted pursuant to the September 2004 private placement to purchase 5,178,000 units at a price of $0.09 per unit at any time prior to November 30, 2004. Each such unit is comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to acquire one Common Share at a price of $0.12 for a period of two years from the date of issue. The agent was issued broker warrants entitling it to purchase 517,800 units at a price of $0.09 per unit.

**Related Party Transactions**

*Recent Transactions*

Mr. Peebles, who at the time was ONTZINC's Chairman and Chief Executive Officer and a director, and Mr. Irwin, ONTZINC's Corporate Secretary and a director, purchased 10 million units and 200,000 units of the Company, respectively, pursuant to the private placement completed on September 30, 2004, at a price of $0.05 per unit. In the course of reviewing this Prospectus, the Ontario Securities Commission raised concerns that these transactions occurred when Mr. Peebles and Mr. Irwin may have had material undisclosed information concerning the Acquisition that had not been generally disclosed. In response to these concerns, but without admitting any impropriety or unlawful conduct, on December 10, 2004, Mr. Peebles and Mr. Irwin returned to ONTZINC the securities acquired by them in the private placement, at the original subscription price of $0.05 per unit. ONTZINC has cancelled these securities.

*Nine Months Ended September 30, 2004*

During the nine months ended September 30, 2004, we incurred costs totalling $403,133 for legal services provided by two law firms with which a senior officer and a director were associated. The comparative figure for the nine months ended September 30, 2003 was $279,533. We plan to continue using the firms as legal counsel.

*Year Ended December 31, 2003*

In 2003, we incurred costs totalling $428,000 for legal services. Two of our directors were associated with two law firms that provided these services.

In connection with our acquisition of the Balmat Mine, we required financial assistance from an individual who was a director and an officer at the time. The former director and officer provided financial assistance to us in the form of a loan secured against the shares of our subsidiary that was acquiring the Balmat Mine. Financing fees paid to such director and officer amounted to US$1.0 million. The loans, together with the financing fees, were repaid from the proceeds of subsequent financings and the security interest in the shares of our subsidiary has been released.

In 2003, we converted debt in the amount of $362,724 owed to related parties into 3,022,691 Common Shares.

*Years Ended December 31, 2002 and 2001*

We paid $24,547 and $42,000 in 2002 and 2001 respectively for general and administrative costs charged by a corporation controlled by one of our officers.

**Commitments and Contractual Obligations**

As a result of a flow-through share agreement entered into at the end of 2003, we are required to expend $1.0 million in qualifying Canadian Exploration Expenses, as defined by the Tax Act, prior to December 31, 2004. We expect to meet these commitments through exploration activities at the Gay's River Mine and the Southwestern Ontario Project.

As shown below, at September 30, 2004 we had contractual cash obligations of approximately $845,000.

*Contractual Cash Obligations*

| | Total | Less than 1 year | 1-3 years |
|---|---|---|---|
| Operating leases | $191,000 | $ 79,000 | $112,000 |
| Canadian Exploration Expenses to be incurred | 654,000 | 654,000 | — |
| Total | $845,000 | $733,000 | $112,000 |

We are not involved in any off balance sheet transactions.

**Capitalized Exploration and Development Costs**

| | San Antonio Project | Southwestern Ontario Project | Gay's River Mine | Balmat Mine | Total |
|---|---|---|---|---|---|
| Year ended December 31, 2002 | $ — | $213,081 | $ 40,501 | $ — | $ 253,582 |
| Year ended December 31, 2003 | — | 208,981 | 67,485 | — | 276,466 |
| Nine months ended September 30, 2004 | 127,450 | 187,628 | 241,239 | 758,972 | 1,315,289 |

We defer all development and exploration costs relating to specific properties until those properties are brought into production. None of our properties were brought into production during the period under review.

**Proposed Transaction**

We expect that the Acquisition and the related equity and debt financings will transform our financial condition and position us to be a significant zinc and copper producer in the global base metals industry.

In connection with the Acquisition, we have received an indicative term sheet for an operating line of credit in the amount of $50 million to be secured by accounts receivable and inventories. We intend to negotiate with the Province of Manitoba for the continuation of their existing loan to HBMS. The existing loan is repayable together with a premium on a change of control of HBMS. If we are unable to renegotiate this loan, the principal amount outstanding thereunder will be repaid prior to completion of the Acquisition. See "Capitalization".

HBMS has derivative contracts in place in which Anglo American plc is the counterparty. It is our intention to leave these contracts is place.

We believe that our cash and short term investments and cash flow from operations, together with borrowings under our operating line, will be sufficient to fund our operations and commitments for the remainder of fiscal 2004 and fiscal 2005, including the exercise of CMM's option to acquire the White Pine refinery and bringing the Balmat mine into production. However, the actual amount of future cash flow and commitments are subject to a number of risks and uncertainties and, therefore, may vary from our projections. As a result, we cannot assure you that our sources of liquidity will be sufficient to enable us to meet our commitments. See "Risk Factors — Risks Relating to Our Business".

**Critical Accounting Policies**

The preparation of financial statements in accordance with Canadian GAAP requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses. We evaluate the estimates periodically, including asset retirement obligations, future income tax valuation reserves, and valuation of options, warrants and the equity component of convertible debentures.

*Asset Retirement Obligations*

The accounting for asset retirement obligations encompasses the accounting for legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction or development and/or the normal operation of a long-lived asset. The retirement of a long-lived asset is its other than temporary removal from service, including its sale, abandonment, recycling or disposal in some other manner but not its temporary idling.

We recognize asset retirement obligations as liabilities when a legal obligation with respect to the retirement of an asset is incurred, with the initial measurement of the obligation at fair value. These obligations are accreted to full value over time through charges to income. In addition, an asset retirement cost equivalent to the liabilities is capitalized as part of the related asset's carrying value and is subsequently depreciated over the asset's useful life. A liability for an asset retirement obligation is incurred over more than one reporting period when the events that create the obligation occur over more than one reporting period. For example, if a facility is permanently closed but the closure plan is developed over more than one reporting period, the cost of the closure of the facility is incurred over the reporting periods when the closure plan is finalized. Any incremental liability incurred in a subsequent reporting period is considered to be an additional layer of the original liability. Each layer is initially measured at fair value. As required, a separate layer is measured and recognized and accounted for prospectively. Our asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities.

Our operations have been, and may in the future be, affected from time to time in varying degrees by changes in environmental laws and regulations, including those for asset retirement obligation costs. Both the likelihood of future changes in laws and regulations and their overall effect upon us vary greatly from country to country and are not predictable. Our policy is to meet or, if possible, surpass environmental standards set by relevant legislation, by the application of technically proven and economically feasible measures.

For environmental issues that may not involve the retirement of an asset, where we are a responsible party and it is determined that a liability exists, and amounts can be quantified and determined, we will accrue for the estimated liability. In determining whether a liability exists in respect of such environmental issues, we apply the criteria for liability recognition under applicable accounting standards.

*Income and Mining Taxes*

Income and mining taxes comprise the provision (relief) for taxes actually paid or payable (received or receivable) and future taxes. Future income and mining taxes are computed using the asset and liability method whereby future income and mining tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Future income and mining tax assets and liabilities are computed using current foreign currency exchange rates and using income tax rates in effect when the temporary differences are expected to reverse. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognized in earnings in the period of substantive enactment. The provision or relief for deferred income and mining taxes is based on the changes in future income and mining tax assets and liabilities during the period. In estimated future income and mining tax assets, a valuation allowance is determined to reduce the future income tax assets to that amount that it is more likely than not to be realized.

*Asset Impairment*

When the net carrying value of an item or group of items of property, plant and equipment, less its related provision for asset retirement obligation costs and future income and mining taxes, exceeds the estimated undiscounted future net cash flows (which includes payments required to meet asset retirement obligations) together with its residual value, the excess of the carrying value over the fair value is charged to earnings. In estimating future net cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups taking into consideration movements of intermediate products to ensure the utilization of available capacity across our operations. In general, all assets at a particular operation are used together to generate cash flow. Estimates of future cash flows are subject to risks and uncertainties.

We periodically review our equity method investments to determine whether a decline in fair value (as measured by discounted future cash flows) below the carrying amount is other than temporary.

**Accounting Changes**

Effective January 1, 2004, we adopted the recommendations under Section 3110, Asset Retirement Obligations, of The Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of long-lived assets.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

As a result of the adoption of Section 3110, the following financial statement balances were restated.

Consolidated Balance Sheets

| | December 31, 2003 | | | December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | **As reported** | **Change** | **As restated** | **As reported** | **Change** | **As restated** |
| Assets: | | | | | | |
| Mineral properties and deferred exploration expenditures | $ 5,186,629 | $724,598 | $ 5,911,227 | $ 3,333,508 | $237,632 | $ 3,571,140 |
| Liabilities: | | | | | | |
| Asset retirement obligation | — | 768,657 | 768,657 | — | 247,533 | 247,533 |
| Deficit | 19,051,973 | 44,059 | 19,096,032 | 13,907,480 | 9,901 | 13,917,381 |

Consolidated Statements of Operations and Deficit

| | Year ended December 31, 2003 | | | Year ended December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | **As reported** | **Change** | **As restated** | **As reported** | **Change** | **As restated** |
| Accretion expense | $ — | $34,158 | $ 34,158 | $ — | $9,901 | $ 9,901 |
| Loss for the period | 5,144,493 | 34,158 | 5,178,651 | 948,418 | 9,901 | 958,319 |

*Generally Accepted Accounting Principles*

Effective January 1, 2004, we adopted Canadian Institute of Chartered Accountants ("CICA") section 1100, Generally Accepted Accounting Principles. CICA section 1100 describes what constitutes Canadian GAAP and its sources. Adoption of this section did not have a significant impact on our results of operations or financial condition.

*Hedging Relationships*

Effective January 1, 2004, we adopted a new accounting guideline issued by the CICA in respect of hedging relationships which provides guidance concerning documentation and effectiveness testing for derivative contracts. Since we did not use derivative financial instruments during the nine month period ended September 30, 2004, adoption of this guideline did not have any impact on our results of operations or financial condition.

**Financial Instruments**

Some of our assets and liabilities constitute financial instruments. The assumptions we use to estimate their fair values are as follows; carrying value for cash, receivables, payables and accruals; by reference to quoted market price for similar issues where applicable, otherwise carrying value, for convertible debentures. We have not incurred any gains or losses in connections with these instruments.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF HBMS PARENT

You should read this discussion and analysis in conjunction with the consolidated financial statements of HBMS Parent and related notes thereto that appear elsewhere in this Prospectus. All figures are in Canadian dollars unless otherwise noted. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Note Regarding Forward-Looking Statements".

### Overview

*Nature of Business*

Through its wholly-owned subsidiary, HBMS, HBMS Parent explores for, develops, mines and processes base metals and endeavours to continuously improve its cost and safety performance and environmental standards. In this Management's Discussion and Analysis, references to HBMS Parent include, where appropriate, HBMS.

HBMS Parent undertakes exploration and development activities, primarily within economic transportation distance of its metal processing complex located in Flin Flon, Manitoba, Canada. HBMS Parent's production facilities consist of four operating mines, two concentrators and metallurgical facilities consisting of a zinc plant and copper smelter complex for the extraction of zinc and copper with gold and silver by-products. The Trout Lake, Konuto, and 777/Callinan mines are located in the Flin Flon area, and ore from these mines is processed through the Flin Flon concentrator. The Chisel North mine and concentrator are located in the Snow Lake area. The Ruttan mine and concentrator at Leaf Rapids were closed in mid-2002 as the operation was no longer economic. A downstream operating division of HBMS Parent, Zochem, consumes on average between 25% and 30% of HBMS Parent's zinc production to produce zinc oxide.

Between 1998 and 2004, HBMS Parent invested approximately $435 million in the 777 Project, which involved construction of the new 777 mine in Flin Flon, development of the Chisel North mine near Snow Lake, expansion of the Flin Flon concentrator capacity from 1.81 million to 2.18 million tonnes per year, and expansion of the Flin Flon zinc plant, including construction of a state-of-the-art electrolytic cellhouse with capacity to support annual production of 115,000 tonnes of cast zinc.

Also in 1998, and in support of the 777 Project, HBMS Parent entered into an amending agreement in respect of certain existing collective bargaining agreements, which amending agreement prohibits strikes and lockouts through 2012 and provides for binding arbitration in the event that negotiated contract settlements are not achieved. In late 2003, HBMS Parent restructured its administrative and overhead activities by building work systems around the concept of shared services. This saw previously distributed service groups such as engineering, maintenance and loss control consolidated so as to optimize skill utilization and labour efficiency. This resulted in a permanent reduction of 120 positions.

The 777 Project, the labor amending agreement, closure of the Ruttan mine and the 2003 restructuring have resulted in a smaller workforce, higher labor productivity and lower unit operating costs and improved zinc and copper grades.

HBMS Parent endeavors to operate the zinc plant and copper smelter at full capacity at all times. Purchased concentrates are used to fill excess plant capacity not utilized in the processing of concentrates produced from domestic mines. As such, requirements for purchased concentrates are determined by plant capacity and production capability at company owned mines. For the period January 1, 2001 to September 30, 2004, 57% of copper production came from company owned mines, while the remaining 43% came from purchased concentrates. For the same period, company mines contributed 89% of total zinc production with only 11% being sourced from purchased concentrate. The contribution to income earned from processing purchased concentrates is dependent upon the treatment and refining charges (TC/RCs) defined in the purchase agreement, as well as the freight cost (net of any credit from the vendor) of transporting the concentrate to Flin Flon. TC/RCs are set by the market on the basis of supply and demand for concentrates. Freight credits are generally set at parity with transport cost to a major world port. Fluctuations in TC/RCs and ocean freight costs can affect the extent to which economic purchased concentrate is available to HBMS Parent. As well, purchased concentrate availability can also be affected by operational changes at the concentrate supplier's mines.

Metal sales volumes for any given period are affected by the volume and grade of ore mined, metal recovery through the concentrator and grade of purchased concentrate. For the 2001-2003 period, total ore volume mined declined and grade improved primarily as a result of the mid-2002 closure of the high volume, low grade Ruttan mine. In the first nine months of 2004, both zinc and copper grades improved further as the new 777 Mine came into commercial production.

HBMS Parent sells substantially all of its copper anode, cast zinc and zinc oxide to its indirect 50%-owned joint venture marketing company, CMM. CMM contracts with the White Pine copper refinery and other third parties to refine copper anodes into market-standard cathodes, and simultaneously to extract the contained precious metals from the anodes. The copper cathodes and precious metals are sold at market prices. Cast zinc slabs and blocks and zinc oxide are sold by CMM to customers in Eastern Canada and the United States. Sales of zinc oxide typically generate less than 10% of HBMS Parent's revenues.

The financial results of Considar Metal Marketing S.A. ("CMMSA"), which is a joint venture company that is 50% owned by HBMS, are proportionately consolidated in the financial statements of HBMS Parent. CMMSA owns all of the shares of CMM.

HBMS Parent requires the use of specialized facilities and technology and relies on such facilities to maintain its production levels. HBMS Parent is highly integrated and as such does not allocate resources to, or report individual facilities as, profit centres.

*Key Factors Affecting the Business*

Key factors affecting the results of operations and financial condition of HBMS Parent are zinc and copper prices, the U.S. dollar/Canadian dollar exchange rate, ore volume and grade, concentrator recoveries, treatment and refining charges for purchased concentrates, shipping costs, heavy fuel oil price, electrical power costs and the availability of, and wages for, labor.

Concentrate purchases can differ materially from year to year depending primarily upon production from the HBMS Mines and, to a lesser degree, the treatment and refining charge regime in the concentrate market. Treatment and refining charges, together with concentrate freight costs, directly impact the profitability of processing purchased concentrate. As the margins earned from domestic concentrate are significantly larger than those earned from purchased concentrate, HBMS seeks to optimize ore volume and grade from its own mines. However, there is limited ability to change mine plans on short notice. As a result, concentrator recoveries are key in that metal not recovered through the concentrator will generally be replaced with less profitable purchased material. Expected declines in the production from the HBMS Mines may result in an increase in the amount of purchased concentrate HBMS processes, thereby reducing its profitability.

Although copper sales generally account for a greater portion of total revenue than zinc sales, revenue (and income) is more sensitive to zinc price fluctuations as a much larger portion of zinc metal production comes from domestic concentrate. The U.S. dollar/Canadian dollar exchange rate is key to HBMS Parent in that metal is sold in U.S. dollars while the majority of costs, with the exception of concentrate purchases and refining, are incurred in Canadian dollars.

Fluctuations in the price of heavy fuel oil, although having a noticeable impact on smelter costs, have a relatively small impact on overall HBMS Parent's costs compared to similar fluctuations in metal price or exchange rate. Electrical power costs are incurred primarily in the electrolytic cellhouse. On a unit basis, power costs remained unchanged for several years prior to 2004, with an approximate 5% increase approved in 2004, and a further 5% increase expected in 2005. Labour wages remained generally stable in recent years and this is expected to continue in the near future under the terms of the collective bargaining agreement.

**Results of Operations**

The following table sets forth sales information and realized prices for the periods indicated.

| Sales | | Nine months ended September 30, | | Year ended December 31, | | |
|---|---|---|---|---|---|---|
| | | 2004 | 2003 | 2003 | 2002 | 2001 |
| Zinc | Tonnes | 83,323 | 91,562 | 118,589 | 105,192 | 87,948 |
| Copper | Tonnes | 53,075 | 57,396 | 80,480 | 83,452 | 79,165 |
| Gold | oz | 50,175 | 40,331 | 57,636 | 59,319 | 68,972 |
| Silver | oz | 700,855 | 724,547 | 1,035,553 | 1,233,602 | 1,207,879 |
| Zinc (including sales to Zochem) | (000 $) | 115,857 | 106,191 | 140,653 | 131,945 | 122,578 |
| Less Sales to Zochem | | (29,188) | (27,725) | (35,870) | (28,972) | (29,010) |
| Zochem Zinc Oxide Sales | | 41,255 | 35,207 | 46,111 | 46,414 | 55,442 |
| Copper | | 207,244 | 142,655 | 213,135 | 211,484 | 192,871 |
| Gold | | 26,540 | 18,810 | 27,288 | 28,874 | 31,557 |
| Silver | | 6,022 | 4,763 | 7,003 | 8,994 | 8,304 |
| Cadmium and Other | | 69 | 28 | 40 | 56 | 60 |
| Total HBMS Parent Sales before Adjustment | | 367,799 | 279,929 | 398,360 | 398,795 | 381,802 |
| Adjustment to Consolidate CMM SA | | 17,227 | 18,824 | 19,554 | 37,297 | 8,787 |
| Total Consolidated HBMS Parent Sales | (000 $) | 385,026 | 298,753 | 417,914 | 436,092 | 390,589 |
| Gross Realized Metal Prices: | | | | | | |
| Zinc | US$/lb | 0.48 | 0.37 | 0.38 | 0.36 | 0.41 |
| Copper | US$/lb | 1.33 | 0.78 | 0.86 | 0.73 | 0.71 |
| Gold | US$/oz | 372.87 | 327.91 | 339.22 | 309.91 | 295.35 |
| Silver | US$/oz | 6.54 | 4.60 | 4.83 | 4.64 | 4.44 |
| Average Exchange Rate for Period | $/US$ | 1.3282 | 1.4294 | 1.4010 | 1.5709 | 1.5491 |

*Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003*

Revenue

Revenue in the nine months ended September 30, 2004 was $392.1 million compared to $299.2 million in the nine months ended September 30, 2003, representing an increase of $92.9 million, or 31.0%. Metal prices were the largest single factor affecting sales in the first nine months of 2004. Realized copper prices increased from US$0.78/lb in the first nine months of 2003 to US$1.33/lb in the first nine months of 2004, and realized zinc prices increased from US$0.37/lb in the first nine months of 2003 to US$0.48/lb in the first nine months of 2004. The effect of these increased prices was partially offset by a decline in the U.S. dollar compared to the Canadian dollar, and by lower production levels. Total metal sales in the nine months ended September 30, 2004 were 83,323 tonnes of zinc and 53,075 tonnes of copper, compared to 91,562 tonnes of zinc and 57,396 tonnes of copper in the nine months ended September 30, 2003, or declines of 9.0% and 7.5%, respectively. Zinc sales in 2003 were augmented by approximately 4,000 tonnes of zinc cathode sold from inventory. An unusually high ore grade ratio of copper to zinc in early 2004 negatively affected zinc recoveries in the Flin Flon concentrator and resulted in lower zinc metal production rates compared to 2003. Copper production in the first nine months of 2004 was also affected by lower grade purchased concentrate feedstock.

Operating Costs

Operating costs in the nine months ended September 30, 2004 were $308.4 million compared to $316.2 million in the nine months ended September 30, 2003, representing a decrease of $7.8 million, or 2.5%. Excluding purchased concentrates, operating costs in the first nine months of 2004 were $220.4 million compared to $238.5 million in the first nine months of 2003. Incorporated in the lower 2004 costs are the effects of the restructuring program that was completed in late 2003. Contributing to the higher cost in 2003 was a

drawdown of opening inventory that increased the volume and cost of sales. Concentrate purchases were $88.0 million in the first nine months of 2004 compared to $77.7 million in same period in 2003, reflecting higher metal prices which more than offset volumes that were approximately 33% lower in the first nine months of 2004. Minimal zinc concentrate was purchased in the first nine months of 2004 due to increased concentrate production from the Mines and concentrators. During the first seven months of 2004, unit power costs were unchanged from the same period in 2003. A power cost increase of approximately 5% took effect August 1, 2004. Heavy fuel oil cost was $0.9 million lower in the first nine months of 2004 due to an 8% reduction in price from an average of $0.26/litre in the first nine months of 2003 compared to $0.24/litre in the first nine months of 2004.

General and Administrative

General and administrative costs in the nine months ended September 30, 2004 were $6.1 million, which was an increase of $0.9 million over the nine months ended September 30, 2003. The increase results from additional legal/audit fees and performance pay, offset in part by reduced consulting fees.

Depreciation and Amortization

Depreciation and amortization in the nine months ended September 30, 2004 was $39.9 million compared to $53.5 million in the nine months ended September 30, 2003, representing a decrease of $13.6 million, or 25.4%. The impairment charge recorded at the end of 2003 reduced asset values with a corresponding reduction in amortization and depreciation.

Foreign Exchange

HBMS Parent had a foreign exchange loss of $2.2 million in the first nine months of 2004 compared to a foreign exchange gain of $34.9 million in the first nine months of 2003. The gain in 2003 was primarily the result of the retirement in 2003 of U.S. dollar denominated commercial paper instruments, following a strengthening of the Canadian dollar against the U.S. dollar.

Earnings

As a result of the foregoing, we had earnings of $38.8 million in the first nine months of 2004 compared to a net loss of $42.9 million in the first nine months of 2003.

*Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002*

Revenue

Revenue in fiscal 2003 was $418.8 million compared to $439.6 million in fiscal 2002, representing a decrease of $20.8 million or 4.7%.

Zinc metal sales in fiscal 2003 were 118,589 tonnes compared to 105,192 tonnes in fiscal 2002, or an increase of 12.7%, primarily as a result of the installation of a cathode charging system in November 2002, which corrected melting furnace inductor failures that had occurred in fiscal 2002. Realized zinc prices increased from US$0.36/lb in 2002 to US$0.38/lb in 2003 and the U.S. dollar weakened by 11% against the Canadian dollar from 2002 to 2003. The net result was that zinc sales revenues were 7% higher in fiscal 2003 than in fiscal 2002.

Copper metal sales were 80,480 tonnes in fiscal 2003 compared to 83,452 tonnes in fiscal 2002, or a decrease of 3.7%. The reduction in fiscal 2003 was due partially to a one month vacation shutdown of the copper smelter. Realized copper prices increased from US$0.73/lb in fiscal 2002 to US$0.86/lb in fiscal 2003, though the weaker U.S. currency moderated the effect on sales. Copper sales revenues were 0.8% higher in fiscal 2003 than in fiscal 2002.

With the closure of the high volume, low grade Ruttan copper/zinc mine in mid-2002, precious metal by-product volume dropped. Gold and silver production in fiscal 2003 was 2% and 15% lower, respectively, than in 2002. Realized gold price was US$339/oz in fiscal 2003 compared to US$310/oz in fiscal 2002, and realized silver price was US$4.83/oz in fiscal 2003 compared to US$4.64/oz in fiscal 2002. The combination of the

increase in prices, the decrease in volume and a weaker U.S. dollar compared to fiscal 2002 resulted in precious metal sales revenues that were 9% lower in fiscal 2003 than in fiscal 2002.

Operating Costs

Operating costs in fiscal 2003 were $430.6 million compared to $440.4 million in fiscal 2002, representing a decrease of $9.8 million, or 2.3%. Excluding purchased concentrates, operating costs in fiscal 2003 were $34.3 million lower than in fiscal 2002, due in part to the fact that fiscal 2003 did not include operating expenses of the high volume, low grade Ruttan mine which was closed in June 2002, partially offset by increased production from the higher grade 777/Callinan deposits. Concentrate purchases were $24.5 million higher in fiscal 2003 compared to fiscal 2002, primarily to meet requirements to replace material from the Ruttan mine. General wages for hourly employees did not change from fiscal 2002 to fiscal 2003. Other significant cost elements include power rates, which remained unchanged, and heavy fuel oil, which rose to $0.255/litre in fiscal 2003 compared to $0.221/litre in fiscal 2002. The heavy fuel oil price increase was offset by improvements in process efficiencies as total consumption decreased from 55.9 million litres in 2002 to 47.5 million litres in 2003.

General and Administrative

General and administrative costs in fiscal 2003 were $6.9 million compared to $9.6 million in fiscal 2002, representing a decrease of $2.7 million or 28.1%. In 2003, accruals were reduced to reflect lower projected performance-related payroll costs. Included in 2002 were additional management training costs and travel, and legal costs relating to customer credit issues.

Depreciation and Amortization

Depreciation and amortization in fiscal 2003 was $70.7 million compared to $66.4 million in fiscal 2002, representing an increase of $4.3 million, or 6.4%, primarily as a result of depreciation associated with the newly expanded zinc plant and new cellhouse, partially offset by the decrease in depreciation resulting from the closure of the Ruttan mine.

Accretion and Exploration

Accretion and exploration costs in fiscal 2003 were $7.6 million compared to $6.4 million in fiscal 2002, representing an increase of $1.2 million, or 18.7%, primarily resulting from an increase in exploration activity in 2003.

Foreign Exchange

HBMS Parent had a foreign exchange gain of $37.3 million in fiscal 2003 compared to a foreign exchange gain of $2.0 million in fiscal 2002. The gain in fiscal 2003 was due to the retirement of U.S. dollar denominated commercial paper instruments that had been issued in prior years when the U.S. dollar was much higher compared to the Canadian dollar.

Impairment

During 2003, a review of the realizable value of HBMS Parent's assets in relation to their book value resulted in the recording of an impairment charge of $268.9 million. The impairment was determined using an estimate of future cash flows arising from estimated recoverable mine production, plant production levels, expected metal sales prices and cash costs of production, capital and reclamation, all of which are contained in detailed engineering life-of-mine plans. As a result of a decline in the projected realized prices of HBMS' products when converted into Canadian dollars, the carrying value of these assets was not considered to be recoverable based on future potential earnings and costs under current market conditions and reserve levels.

Earnings

As a result of the foregoing, HBMS Parent had a net loss of $330.1 million in fiscal 2003 compared to a net loss of $83.0 million in fiscal 2002.

*Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001*

Revenue

Revenue in fiscal 2002 was $439.6 million compared to $409.6 million in fiscal 2001, representing an increase of $30.0 million or 7.3%.

Zinc metal sales in fiscal 2002 were 105,192 tonnes compared to 87,948 tonnes in fiscal 2001, or an increase of 19.6%, as a result of processing of additional concentrate purchased to feed expanded capacity at the zinc plant and new electrolytic cellhouse commissioned in mid-2001. Realized zinc prices decreased from US$0.41/lb in 2001 to US$0.36/lb in 2002 and the U.S. dollar strengthened by 1% against the Canadian dollar from 2001 to 2002. The net result was that zinc sales revenues were 7.6% higher in fiscal 2002 than in fiscal 2001.

Copper metal sales were 83,452 tonnes in fiscal 2002 compared to 79,165 tonnes in fiscal 2001, or an increase of 5.4%. Realized copper prices increased from US$0.71/lb in fiscal 2001 to US$0.73/lb and, together with the impact of the strengthened U.S. dollar compared to the Canadian dollar, copper sales revenues were 9.7% higher in fiscal 2002 than in fiscal 2001.

With the closure of the high volume, low grade Ruttan copper/zinc mine in mid-2002, gold by-product volume dropped, with 2002 gold production 14% lower than in 2001. Silver production was unchanged with the reduction from the closure of the Ruttan mine offset by additional silver in purchased concentrate. Realized gold price was US$310/oz in fiscal 2002 compared to US$295/oz in fiscal 2001, and realized silver price was US$4.64/oz in fiscal 2002 compared to US$4.44/oz in fiscal 2001. The combination of the increase in prices, the decrease in gold volume and a stronger U.S. dollar compared to fiscal 2001 resulted in precious metal sales revenues that were 5% lower in fiscal 2002 than in fiscal 2001.

Revenue for fiscal 2001 also included $17.3 million of business interruption insurance, compared to $1.7 million in fiscal 2002. The insurance settlements in both 2001 and 2002 related to a flood at the Ruttan mine and an accident in the copper smelter, both of which occurred in 2000.

Operating Costs

Operating costs in fiscal 2002 were $440.4 million compared to $417.4 million in fiscal 2001, representing an increase of $23.0 million, or 5.5%. Excluding purchased concentrates, operating costs in fiscal 2002 were $8.5 million lower than in fiscal 2001 due in part to the fact that the second half of fiscal 2002 excluded operating expenses of the Ruttan mine, which was closed in June 2002. Concentrate purchases were $31.5 million higher in fiscal 2002 compared to fiscal 2001, primarily to fill the increased zinc production capacity following completion of the zinc plant expansion and electrolytic cellhouse in mid 2001 and to meet requirements to replace material from the Ruttan mine. Power rates and heavy fuel oil prices remained unchanged. Included in fiscal 2001 operating costs was a $10.0 million writedown of inventories and a provision of $5.0 million for projected costs associated with the decision near year-end to close the Ruttan mine and concentrator in mid-2002. General wages for hourly employees in fiscal 2002 increased 1.75% from fiscal 2001 rates. Other significant cost elements include power rates which remained constant, and heavy fuel oil, which was also constant at $0.221/litre in fiscal 2002 compared to $0.223/litre in fiscal 2001.

General and Administrative

General and administrative costs in fiscal 2002 were $9.6 million compared to $10.3 million in fiscal 2001, representing a decrease of $0.7 million or 6.8%. This was due primarily to legal costs associated with a smelter accident that occurred in August 2000.

Depreciation and Amortization

Depreciation and amortization in fiscal 2002 was $66.4 million compared to $73.3 million in fiscal 2001, representing a decrease of $6.9 million, or 9.4%. Accelerated depreciation and amortization of $16 million was recognized in 2001 in anticipation of the Ruttan mine closure. Offsetting this, cellhouse depreciation began during 2002.

Accretion and Exploration

Accretion and exploration in fiscal 2002 was $6.4 million compared to $4.1 million in fiscal 2001, representing an increase of $2.3 million, or 56.1% due primarily to increased exploration activity in 2002.

Foreign Exchange

HBMS Parent had a foreign exchange gain of $2.0 million in fiscal 2002 compared to a foreign exchange loss of $33.0 million in fiscal 2001. The loss in fiscal 2001 was primarily due to the impact of the weaker Canadian dollar on U.S. dollar denominated commercial paper instruments.

Earnings

As a result of the foregoing, HBMS Parent had a net loss of $83.0 million in fiscal 2002 compared to a net loss of $129.7 million in fiscal 2001.

**Cash Flows, Liquidity and Capital Resources**

*Liquidity and Capital Resources*

HBMS Parent's liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance and development of its mines and facilities, to fund working capital needs and to meet its debt service requirements. Its primary sources of liquidity are cash generated from operating activities and amounts available to it under its line of credit. In years prior to 2004, liquidity shortfalls were met with funding from Anglo American, HBMS Parent's parent company. During 2004, HBMS Parent has generated sufficient cash flow from operations to meet all of its operating and capital requirements.

HBMS Parent maintains a $30 million line of credit with its bank. HBMS Parent's obligation under this line of credit are guaranteed by Anglo American plc. The facility is used for short-term cash requirements and to secure letters of credit, and bears interest at the prime rate. This facility will not be continued subsequent to the Acquisition.

HBMS Parent has an interest free loan from the Province of Manitoba that is secured by an irrevocable standby letter of credit and guaranteed by Anglo American plc. In June of each of 2002, 2003 and 2004, HBMS Parent made repayments of $2 million in accordance with the terms of the loan agreement. The balance at September 30, 2004 was $17.5 million. Under the terms of the agreement with the Province, the loan is repayable in installments of $2 million in 2005, $4 million in each of 2006 and 2007 and $7.5 million in 2008.

Until 2003, HBMS Parent maintained a commercial paper facility with a group of Canadian chartered banks, with a limit of US$300 million. The facility was guaranteed by Anglo American and was used to fund cash requirements for operations and capital expenditures. During 2003 the facility was entirely repaid with funds provided by an issue of preferred shares to Anglo American.

*Cash Flow — Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003*

Cash flow from operating activities in the first nine months of 2004 was $59.9 million, compared to $10.3 million in the first nine months of 2003, primarily due to higher metal prices in the first nine months of 2004, partially offset by U.S. dollar weakness.

Total capital expenditures in the first nine months of 2004 were $47.9 million, including $11.5 million of capital expenditures relating to completion of the 777 mine and the Flin Flon concentrator, and the balance for capital development in the HBMS Mines. Total capital expenditures in the first nine months of 2003 were $89.3 million, which included $43.8 million relating to the 777 Project, and the balance of $45.5 being capital development and equipment.

Financing activities in the first nine months of 2004 included $14.4 million of sale leasebacks to finance mobile mine equipment and repayment of $2.0 million of the loan from the province of Manitoba. In the first nine months of 2003, commercial paper borrowings of $479.5 million were repaid with proceeds from the issuance of preferred shares in the amount of $575.0 million to Anglo American. The balance of funds from the equity issue was used to fund operations and capital expenditures in the first nine months of 2003.

*Cash Flow — Fiscal 2001, 2002 and 2003*

During 2001, 2002 and 2003, HBMS Parent consumed significant amounts of cash resources in its operations and capital investments. Cash outflows before financing were $504.8 million in total during the years 2001 through 2003. The major factor in this period was capital expenditures, which were $419.7 million in total during the period. Major project costs, primarily for the 777 Project, were $247.8 million of the total capital expenditures, the balance of which was for mine development and other sustaining capital.

Cash used by operating activities was $69.6 million in 2001, declining to $11.8 million in 2002 and $3.7 million in 2003. The expanded zinc plant capacity and new zinc cellhouse, commissioned in 2001 to replace the previous facility and closure of the high volume, low margin Ruttan mine in 2002, contributed to improved cash flow from operations.

To maintain liquidity during this period, commercial paper debt was issued to third parties in 2001 which, together with previously outstanding commercial paper debt, was repaid in 2002 and 2003. HBMS Parent's remaining net cash requirements were funded by equity injections from Anglo American. In 2003, Anglo American contributed $601.3 million of equity to fund the full repayment of HBMS Parent's commercial paper borrowings and its operating cash requirements for the year.

**Contractual Obligations**

The following table summarizes, as at September 30, 2004, certain of HBMS Parent's contractual obligations for the period specified:

| Contractual Obligations (as at September 30, 2004) | Total | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | | Less than 1 Year | 1-3 Years | 3-5 Years | After 5 Years |
| | | | ($000) | | |
| Long-term debt obligations | $ 17,500 | $ 2,000 | $15,500 | $ — | $ — |
| Capital lease obligations | 13,584 | 2,747 | 5,959 | 4,878 | — |
| Operating lease obligations | 8,620 | 3,753 | 4,070 | 269 | 528 |
| Purchase obligations | 12,021 | 12,021 | — | — | — |
| Pension and other employee future benefits obligations | 13,439 | 13,439 | | | |
| Asset retirement[(1)] | 51,100 | 1,043 | 8,062 | 2,000 | 39,995 |
| Other long-term liabilities and contractual obligations | 1,048 | 1,048 | — | — | — |
| Total | $117,312 | $36,051 | $33,591 | $7,147 | $40,523 |

(1) In December 2004, the Provinces of Saskatchewan and Manitoba informed HBMS that, in their view, HBMS' current estimate for closure and related costs may be too low. See "Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations".

The following is a description of certain of the contractual obligations outlined in the above table and of certain other commitments and obligations not included in the table:

*Purchase Obligations*

Copper Refinery Obligation

HBMS Parent has entered into a commitment to deliver 85,000 tons of copper anodes annually for refining during the next year, with the option to extend for an additional year, each year. In the event that HBMS Parent is unable to meet the terms of the contract, it would be required to make a payment of US$0.04 per pound of copper anode not delivered. The approximate amount of this obligation is C$9.1 million.

Copper Concentrate Purchase Obligation

HBMS Parent has a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually for years 2004 to 2008. Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If HBMS Parent cannot process the deemed

tonnage in a timely manner, management believes that HBMS Parent will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

HBMS Parent has a commitment to purchase 40,000 dry metric tonnes per year of copper concentrate from a related party (Compania Minera Dona Ines de Collahuasi) through 2008. Payment is made 45 days after the date of the bill of lading, and is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a treatment, refining, and freight credit. The Collahuasi concentrate agreement has a change of control provision, however, Collahuasi has acknowledged that its obligations under the agreement remain in place after the Acquisition, although it has maintained its contractual right to renegotiate the terms dealing with payment procedures after the transaction is completed. Management intends to seek opportunities to swap the tonnage with other smelters (where a freight advantage exists). If HBMS Parent cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale or diversion of the tonnage.

No amount is included in the table due to the fact that price is dependent on future market prices.

Other

The remainder of purchase obligations comprises routine orders to purchase goods and services.

*Pension and Other Employee Future Benefits Obligations*

Pension and other employee future benefits obligations represent the various contractual funding requirements for HBMS Parent's pension plan and other employee future benefits in the 12 months ended September 30, 2005. The obligatory funding requirements for the pension plan and other employee future benefits are actuarily determined and are subject to future uncertainties, including the expected rate of return on plan assets, and the discount rate on pension obligations, each of which may change over time.

*Asset Retirement Obligation*

The amounts included in the asset retirement obligation represent the estimated fair value of HBMS Parent's present legal obligation for closure and related costs at all of its existing operating and non-operating mines and properties based upon the closure plans applicable to those mines and properties. HBMS has recently been informed by the Provinces of Saskatchewan and Manitoba that, in their view, HBMS' current estimate of reclamation costs may be too low and the security for the reclamation obligations may not be sufficient. HBMS has had preliminary discussions with the Provinces of Saskatchewan and Manitoba and has agreed to conduct a feasibility study to more accurately determine the estimated reclamation costs. The study is expected to be completed in the first half of 2005. HBMS believes that the current reclamation cost estimate of approximately $51.1 million ($32.8 million on a present value basis at September 30, 2004) is adequate and is sufficiently secured by the existing security. However, HBMS will provide additional security in the form of a letter of credit in the amount of $13 million during the period of the feasibility study. After completion of the feasibility study, the appropriate security will be determined with the Provinces. Although HBMS believes the current estimate for reclamation costs is sufficient, the estimate contained in the feasibility study may be materially larger. See "Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations".

*Other Commitments and Agreements*

HBMS Parent has certain other commitments and agreements that are not included in the table above, including a profit sharing plan whereby 10% of its after tax earnings for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. See Note 18 to the consolidated financial statements of HBMS Parent contained elsewhere in this Prospectus.

**Off-Balance Sheet Arrangements**

HBMS Parent is not involved in any off-balance sheet transactions.

**Risk Profile**

*Overview*

HBMS Parent is subject to various risks in its day-to-day operations. The likelihood and severity of these risks are mitigated by application of high standards in the planning, construction and operation of HBMS Parent's facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. HBMS Parent has a solid track record of developing and operating base metal mines, and its safety record, as expressed by the widely-used frequency measure of lost time accidents per 200,000 hours worked, has followed a steady improvement curve, from more than 16 in 1994 to 0.7 in the first half of 2004.

Business risk is also mitigated through the purchase of insurance coverage, including coverage for property damage, business interruption and liability.

*Financial Risk and Financial Instruments*

HBMS Parent's net income is sensitive to fluctuations in metal prices. Further, the market prices of all of HBMS Parent's metal products are U.S. dollar based and HBMS Parent's net income is therefore sensitive to fluctuations in the US$/C$ exchange rate. The approximate sensitivities of 2004 net income to movements in metal prices and exchange rates, using the first half of 2004 as a basis (and not assuming the effect of this Offering), are shown in the following table.

| | Change | Earnings Impact |
|---|---|---|
| Zinc | US1¢/lb | C$3.0 million |
| Copper | US1¢/lb | C$1.3 million |
| Gold | US$10/oz | C$0.9 million |
| Silver | US$1/oz | C$0.8 million |
| Exchange Rate | C1¢/U.S.dollar | C$2.7 million |

In order to mitigate the impact of fluctuating metal prices and exchange rates, from time to time HBMS Parent enters into derivative transactions pursuant to its Risk Management Policies and Procedures. These policies prohibit the implementing of uncovered commodity and currency positions and HBMS Parent does not use complex derivatives to manage its exposures and does not hold commodity and currency positions for speculative purposes. The accounting policy relating to financial instruments and commodity contracts and details of forward contracts and options held by HBMS Parent are set out in Notes 2 and 14 to the financial statements. For a further discussion of the impact of metal prices and currency exchange rates on the business of HBMS Parent, see "Risk Factors".

*Credit Risk*

Essentially all HBMS Parent sales are to CMM. CMM's financial results are proportionately consolidated into HBMS Parent's financial statements. All of HBMS Parent's accounts receivable from metal sales are with CMM. CMM provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. CMM mitigates its credit risk by carrying out credit evaluations on its customers, by making a significant portion of its sales on a cash basis and by maintaining insurance on its accounts receivable.

HBMS Parent is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative contracts. HBMS Parent does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

*Operational Risk*

The business of metal mining and processing is generally subject to certain types of risks and hazards, industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, vessel or other structural failure, changes in the regulatory environment and metal losses. Such occurrences

could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining or processing, monetary losses and possible legal liability. As a result HBMS Parent could be required to incur significant costs that could have a material adverse effect on its financial performance, liquidity and results of operations.

HBMS Parent's reserves and resources are estimates and there can be no assurance that anticipated tonnage and grade can be achieved. To maintain or grow production levels over the long term HBMS Parent must continually replace mineral reserves depleted by production by upgrading mineral resources to reserves, expanding known orebodies or locating new ones. Success in mineral exploration is highly uncertain and there is a risk that future depletion of mineral reserves, through normal mining operations, will not be adequately replaced.

*Environmental Risk*

HBMS Parent's activities are subject to extensive federal and local laws and regulations governing environmental protection and employee health and safety. HBMS Parent is required to obtain governmental permits and to comply with applicable decommissioning and reclamation rules. Although HBMS Parent makes provision for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that HBMS Parent has been or will be at all times in complete compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on its financial performance, liquidity and results of operations.

**Transactions with Related Parties**

All of the issued and outstanding shares of HBMS Parent are indirectly owned by Anglo American plc. HBMS Parent is related to companies controlled by Anglo American plc or over which Anglo American plc has significant influence.

Transactions with related parties are carried out in the normal course of business. From time to time HBMS Parent exchanges product of like quality and quantity at different geographic locations to reduce freight costs that would otherwise be incurred if the material were physically shipped to the original purchasers. The exchange partner is sometimes a related party. All transactions of this nature are at competitive market rates and terms. Details of related party transactions and balances are set out in Note 16 to the financial statements.

**Critical Accounting Estimates**

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. HBMS Parent evaluates the estimates periodically, including those relating to ore reserve determinations, asset impairment, in-process inventory quantities, future income tax valuation reserves, asset retirement obligations, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

*Ore Reserves*

Ore reserves are estimated to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs as well as metal prices. The costs of mineral properties and mine development are capitalized and amortized by the unit-of-production basis based on related proven and probable ore reserves.

*Impairment*

The carrying value of HBMS Parent's operating mines and plant and equipment is periodically reviewed for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded to write down the asset to its fair value. During 2003 HBMS Parent determined that the carrying value of its property, plant and equipment

and unamortized mine development expenditures did not reflect the fair value of those assets based on future potential earnings and costs. The carrying values of these items were written down by a total of $269 million based on the discounted cash flows forecast to be generated by HBMS Parent's assets.

*In-Process Inventories*

In-process concentrates and metal inventory quantities comprise the majority of HBMS Parent's inventories by value, and represent materials that are in the process of being converted into saleable product. Measurement of in-process inventories is based on assays of material received at HBMS Parent's metallurgical plants and estimates of recoveries in the production processes. Realizable value of in-process inventories is estimated at financial statement dates and inventories are carried at the lower of cost and net realizable value.

*Future Tax Assets and Liabilities*

HBMS Parent uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. HBMS Parent evaluates the carrying value of its future tax assets periodically be assessing its valuation allowance and by adjusting the amount of such valuation allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

*Asset Retirement Obligations*

Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. Decommisioning costs are estimated and provided for, along with an identical decommissioning asset, when a new mine or plant is placed into commercial production. The decommissioning asset is amortized on a straight-line basis over the life of the mine or plant. Restoration costs are estimated and accrued over the life of each operating mine. The accrued amounts are increased by an annual interest component such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from HBMS Parent estimates.

*Pensions and Other Employee Future Benefits*

HBMS Parent's on-going health care benefit plans comprise the majority of post-retirement obligations. The obligations relating to these plans, together with pension plans maintained by HBMS Parent, are estimated based on actuarial determinations, which incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

**Changes in Accounting Policies**

*Financial Instruments and Commodity Contracts*

Effective January 1, 2004, the CICA issued Accounting Guideline 13 ("AcG-13") "Hedging Relationships", to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, be recorded in the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

As a result of this change in accounting policy, HBMS Parent's earnings for the nine months ended September 30, 2004, increased by $4.1 million. Total assets increased by $13.7 million and total liabilities increased by $9.6 million as at September 30, 2004 as a result of this new accounting policy. Cash flow was not affected by this change. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

Further details on this change in accounting policy are set out in Note 2 to the financial statements.

## USE OF PROCEEDS

The gross proceeds from this Offering of up to $125,055,000 ($143,813,250 if the Over-Allotment Option is exercised in full) will be deposited into escrow (the "Escrowed Funds") at the closing of the Offering, with Equity Transfer Services Inc., as escrow agent (the "Escrow Agent").

Provided that the Escrow Release Conditions are satisfied prior to the Termination Time, the Escrowed Funds (together with interest or other income earned thereon) will be released to the Company no later than 10:00 a.m. (Toronto time) on the closing date of the Acquisition. We intend to use the net proceeds from this Offering, after deducting the fees payable to the Agents and expenses of this Offering, together with the net proceeds of the Debt Financing, to fund the purchase price for the Acquisition ($325 million, subject to adjustment on closing, such adjustment currently estimated to be approximately $12,806,000 for a net purchase price of approximately $312,194,000, of which $299,194,000 is payable in cash) for transaction costs relating to the Acquisition (approximately $20 million) and for general corporate and working capital purposes, which may include repayment of debt. Proceeds from the sale of the Acquisition Securities Consideration will be used to provide additional security in the form of a letter of credit in respect of our reclamation liabilities.

## DESCRIPTION OF SECURITIES BEING DISTRIBUTED

**Subscription Receipts**

The Subscription Receipts will be created and issued pursuant to the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") to be entered into by us with Equity Transfer Services Inc., as escrow agent (the "Escrow Agent"). The following summary of the Subscription Receipt Agreement is not complete and is qualified in its entirety by reference to the Subscription Receipt Agreement.

Prior to the Consolidation, upon exchange each Subscription Receipt entitles the holder thereof to acquire one Common Share and one-half of one Warrant for no additional consideration. The number of Common Shares issuable upon exchange will be subject to adjustment in certain circumstances, including the Consolidation, as more fully described below. Upon satisfaction of the Escrow Release Conditions, outstanding Subscription Receipts will be automatically exchanged with no action required by the holders thereof. If the Escrow Release conditions are not satisfied, or if the Acquisition Agreement is terminated, prior to the Deadline (in either case, the "Termination Time"), commencing on the third business day following the Termination Time the Escrow Agent will return to holders of Subscription Receipts an amount equal to the Offering Price for the Subscription Receipts plus a pro rata share of the interest or income earned thereon (less applicable withholding tax, if any).

The Subscription Receipt Agreement provides for adjustment in the number of Common Shares issuable upon the exchange of the Subscription Receipts upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Subscription Receipt Agreement, or a distribution of Common Shares upon the exercise of the Subscription Receipts or pursuant to the exercise of directors, officers or employee stock options granted under the Company's stock option plans);

(b) the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Subscription Receipt Agreement, for the Common Shares on such record date; and

(e) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Subscription Receipt Agreement also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Subscription Receipts in the event of the following: (1) reclassification of the Common Shares; (2) consolidation, amalgamation, plan of arrangement or merger of us with or into another entity (other than a consolidation, amalgamation, plan of arrangement or merger that does not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the our subsidiaries) of our undertaking or assets as an entirety or substantially as an entirety to another company or other entity.

No adjustment in the number of Common Shares purchasable upon the exercise of the Subscription Receipts will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Common Shares to be received upon exchange by at least one one-hundredth of a Common Share.

No fractional Common Shares will be issuable upon the exercise of any Subscription Receipts, as a result of the Consolidation or otherwise, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Subscription Receipts will not have any voting or pre-emptive rights or any other rights of a holder of Common Shares.

From time to time, the Escrow Agent and us, without the consent of the holders of Subscription Receipts, may amend or supplement the Subscription Receipts for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Subscription Receipts. Any amendment or supplement to the Subscription Receipt Agreement that adversely affects the interests of the holders of the Subscription Receipts may only be made by "extraordinary resolution", which is defined in the Subscription Receipt Agreement as a resolution either (1) passed at a meeting of the holders of Subscription Receipts at which there are holders of Subscription Receipts present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Subscription Receipts and passed by the affirmative vote of holders of Subscription Receipts representing not less than two-thirds of the number of all the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Subscription Receipts representing not less than two-thirds of the number of all the then outstanding Subscription Receipts.

**Common Shares**

We are authorized to issue an unlimited number of Common Shares of which there are 232,602,679 issued and outstanding as of December 10, 2004. On December 8, 2004, ONTZINC held a special meeting of shareholders at which shareholders authorized the Consolidation on the basis of one Common Share for up to every 40 Common Shares outstanding. The directors of ONTZINC have subsequently determined by resolution, pursuant to the authority granted to them by the shareholders, to consolidate the Common Shares on the basis of one Common Share for every 30 Common Shares outstanding. After giving effect to the exchange of the Subscription Receipts the Acquisition and the Consolidation, there will be approximately 69,111,200 Common Shares (77,448,200 Common Shares if the Over-Allotment Option is exercised in full) issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon our liquidation, dissolution or winding up are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

**Warrants**

The Warrants will be created and issued pursuant to a warrant indenture (the "Warrant Indenture") that we will enter into with Equity Transfer Services Inc., as warrant agent thereunder (the "Warrant Agent"). We will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, once negotiated.

Upon completion of the Consolidation, every 30 whole Warrants will entitle the holder to purchase one post-Consolidation Common Share at a price of $3.15. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the day that is five years following the Closing of the Offering, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, we will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants is payable in Canadian dollars.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors', officers' or employee stock options granted under the Corporation's stock option plans);

(b) the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation's subsidiaries) of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

The Corporation also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights that a holder of Common Shares would have.

From time to time, we and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than two-thirds of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than two-thirds of the aggregate number of all the then outstanding Warrants.

**Rights**

Our board of directors has implemented a shareholder rights plan (the "Rights Plan") under the terms of a shareholder rights plan agreement dated as of November 9, 2004 between us and Equity Transfer Services Inc., as rights agent (the "Rights Agreement"). The Rights Plan is subject to shareholder approval at a special meeting of Shareholders to be held on December 8, 2004. The fundamental objectives of the Rights Plan are to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of our board of directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the board of directors, the Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

One Right has been issued by us in respect of each Common Share which is currently outstanding, and one Right will be issued in respect of each Common Share issued during the balance of the term of the Rights Plan (which term expires on November 9, 2007, assuming we receive shareholder approval as provided above) prior to the Separation Time, as described below.

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and treated separately from the Common Shares.

The Rights will separate from the Common Shares and will be exercisable ten trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of Common Shares for $90.

For the purposes of the Rights Plan the requirements for a Permitted Bid include the following:

(a) the take-over bid must be made by way of a take-over bid circular;

(b) the take-over bid must be made to all shareholders, other than the bidder;

(c) the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;

(d) if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten days from the date of such public announcement;

(e) the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

(f) the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

## CAPITALIZATION

| | As at December 31, 2003[1] | As at September 30, 2004[1] | As at September 30, 2004, After Giving Effect to the Exchange of the Subscription Receipts, the Debt Financing, Reduction of Stated Capital, the Acquisition and the Consolidation[2][3][4][5] |
|---|---|---|---|
| | | (unaudited) (in thousands) | (unaudited) |
| Long term debt (including current portion): | | | |
| Obligations under capital leases | $ — | $ — | $ 13,584 |
| Debt obligations | — | — | 17,500 |
| Other liabilities | — | — | 1,048 |
| Convertible debentures | 2,000 | 3,089 | 3,089 |
| Senior secured notes | — | — | 214,603 |
| Shareholders' equity: | | | |
| Common shares | 21,379 | 25,647 | 73,248 |
| (Authorized — unlimited) | (169,848 shares) | (237,625 shares) | (68,938 shares) |
| Share subscription receivable | (250) | (340) | (340) |
| Common shares to be issued | 47 (768 shares) | — | — |
| Share purchase warrants to be issued | 51 (768 warrants) | — | — |
| Share purchase warrants | 4,434 (74,894 warrants) | 6,554 (111,138 warrants) | 63,616 (34,214 warrants)[6] |
| Contributed surplus | 2,096 | 2,740 | 2,740 |
| Deficit | (19,096) | (24,843) | (2,864) |
| Total capitalization | $ 10,661 | $12,847 | $386,224 |

Notes:

(1) See our consolidated financial statements.

(2) See the pro forma consolidated financial statements.

(3) At a special meeting of the shareholders of ONTZINC held on December 8, 2004, the shareholders authorized the reduction of the stated capital of ONTZINC by approximately $21,978,639. The Common Shares of ONTZINC will be consolidated on the basis of one new Common Share for every 30 issued and outstanding old Common Share following the Acquisition.

(4) After giving effect to the repurchase by ONTZINC of 340,000 units, comprising one Common Share and one-half of one Share Purchase Warrant, after the Consolidation. See "Management Discussion and Analysis of ONTZINC-Related Party Transactions"

(5) Before giving effect to the exercise of the Over-Allotment option.

(6) Number of common shares issuable upon exercise of outstanding share purchase warrants.

The following summarizes the material indebtedness and other liabilities that we expect to have following the completion of the Acquisition.

### Notes

We plan to finance the Acquisition with the net proceeds of this Offering and the net proceeds of the proposed Debt Financing.

Pursuant to the Debt Financing, ONTZINC's wholly-owned subsidiary will issue an aggregate principal amount of US$175 million 9⅝% senior secured notes due January 15, 2012. Considered in Canadian currency, as of December 10, 2004, total proceeds would be converted at an exchange rate of US$1.00 = $1.226, for proceeds of $214.6 million.

**Province of Manitoba Loan**

HBMS currently has an interest free loan in the amount of $17.5 million from the Province of Manitoba, secured by an irrevocable standby letter of credit issued by a Canadian chartered bank and guaranteed by Anglo American plc. This loan is due in instalments of $2 million on June 14, 2005, $4 million on June 14, 2006 and 2007 and $7.5 million on June 14, 2008. The existing terms of this loan provide that it is repayable, together with a premium, on a change of control of HBMS. We intend to negotiate with the Province of Manitoba to continue this loan on terms comparable to the existing loan. Among other things, we expect that the Province of Manitoba will require us to provide a letter of credit or provide cash collateral in an amount equal to the outstanding principal amount under the loan. If we are unable to re-negotiate this loan we will repay the loan, prior to completion of the Acquisition out of cash on hand.

**Capital Lease Obligations**

As at September 30, 2004, HBMS had capital lease obligations in respect of which the minimum lease payments over the next five years total approximately $15.3 million. Details of these payments are more fully described in Note 7 "Obligations Under Capital Lease" to the consolidated financial statements of HBMS Parent. Following the Acquisition, we will be responsible for the HBMS capital lease obligations, as reflected in the pro forma consolidated balance sheet and statements of operations.

**New Senior Secured Revolving Credit Facility**

We have received an indicative term sheet for a new senior secured revolving credit facility in the amount of $50 million. The new credit facility will be used to cover short-term cash requirements and to secure letters of credit. We are currently in the process of negotiating a definitive credit agreement for the new credit facility and we expect the new credit facility will have the basic terms described below.

The new credit facility will be a revolving credit facility permitting maximum aggregate borrowings of $50 million, subject to a borrowing base.

The new credit facility will be guaranteed by our material subsidiaries. The borrowing base for the new credit facility will be based on a percentage of our accounts receivables and eligible inventory. The new credit facility will be secured by a first charge on our accounts receivable and inventory and certain other collateral.

The new credit facility will contain typical affirmative and negative covenants and financial covenants. These covenants include, without limitation, restrictions on our ability to:

- Incur liens;
- Pay dividends and other payments to our shareholders;
- Engage in transactions with our affiliates;
- Merge or sell substantially all of our assets;
- Incur debt;
- Engage in sale leaseback transactions;
- Sell receivables.

The new credit facility will also require us to maintain compliance with a number of financial ratios on a quarterly basis. The new credit facility will contain customary events of default, including upon a change in control.

**Reclamation Security Agreements**

HBMS has a security agreement dated March 31, 1999 in favour of the Province of Saskatchewan in respect of HBMS' reclamation undertakings in Saskatchewan. As security for the implementation of decommissioning plans in respect of its undertakings in Saskatchewan, HBMS has granted to the Province of Saskatchewan security interests in all mining equipment, buildings and fixtures owned by HBMS and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures.

In addition, HBMS has a security agreement dated May 7, 2004 in favour of the Province of Manitoba in respect of HBMS' reclamation undertakings in Manitoba. As security for the implementation of a decommissioning plan in respect of its undertakings in Manitoba, HBMS has granted to the Province of Manitoba security interests in all

mining equipment, buildings and fixtures owned by HBMS and located on the lands and a first charge on all proceeds derived from any dealings with such mining equipment, buildings and fixtures.

The security interests granted to the Provinces of Saskatchewan and Manitoba rank *pari passu.*

HBMS has recently been informed by the Provinces of Saskatchewan and Manitoba that, in their view, HBMS current estimates of reclamation costs may be too low and the security for the reclamation obligations may not be sufficient.

HBMS has had preliminary discussions with the Provinces of Saskatchewan and Manitoba and have agreed to conduct a feasibility study to more accurately determine the estimated reclamation costs. The study is expected to be completed in the first half of 2005.

HBMS believes that the current reclamation cost estimate of approximately $51.1 million ($32.8 million on a present value basis at September 30, 2004) is adequate and is sufficiently secured by the existing security. However, HBMS will provide additional security in the form of a letter of credit in the amount of $13 million during the period of the feasibility study. Anglo American and ONTZINC have agreed that ONTZINC will pay approximately $13 million of the purchase price of the Acquisition pursuant to the Acquisition Securities Consideration. This will reduce the cash portion of the purchase price by approximately $13 million and make available this amount to support such additional security.

After completion of the feasibility study, the appropriate security will be determined with the Provinces. Although HBMS believes the current estimate for HBMS' reclamation costs is sufficient, the estimate contained in the engineering feasibility study may be materially larger. To the extent that the value of collateral is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. Additionally, any capital resources that we do utilize for this purpose will reduce our resources available for our operations and commitments.

## OPTIONS TO PURCHASE SECURITIES

**Share Incentive Plan**

Our share option plan (the "Share Option Plan") dated July 9, 2002, as amended July 5, 2004 is designed to encourage our directors, senior officers, employees and consultants and those of our affiliates and other designated persons to own Common Shares. Options may be granted under the Share Option Plan only to our directors, senior officers, employees and consultants and those of our subsidiaries and other designated persons as designated from time to time by the board of directors. The number of shares that may be reserved for issuance under the Share Option Plan is limited to 10% of the issued and outstanding Common Shares as at the date of the grant of Options. The maximum number of Common Shares that may be reserved for issuance to any one person under the Share Option Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis). Any shares subject to an option that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Share Option Plan. The option price of any Common Shares cannot be less than the closing price of the Common Shares on the day immediately preceding the day upon which the option is granted, less any discount permitted by the policies of the TSX-V. Options granted under the Share Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be our employee, senior officer, director or consultant or that of any of our subsidiaries or ceasing to have a designated relationship with us, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Share Option Plan contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a merger or other relevant change in our capitalization. Subject to shareholder approval in certain circumstances, the board of directors may from time to time amend or revise the terms of the Share Option Plan.

The following is a summary of options that have been granted to our directors, officers, employees or consultants under the Share Option Plan that were outstanding as of December 1, 2004.

| Class of Optionee (Number of Optionees in Class) | Number of Common Shares Under Option | Date of Grant | Exercise Price ($) | Expiry Date |
|---|---|---|---|---|
| Executive officers and past executive officers as a group (4) | 300,000 | 12-Mar-02 | $0.11 | 26-Aug-06 |
| | 700,000 | 30-Jul-03 | $0.11 | 1-Aug-08 |
| | 1,100,000 | 27-Nov-03 | $0.10 | 27-Nov-08 |
| | 8,000,000 | 21-July-04 | $0.12 | 21-July-09 |
| | 4,000,000 | 9-Nov-04 | $0.16 | 9-Nov-09 |
| Directors and past directors who are not also executive officers as a group (4) | 750,000 | 14-Jun-01 | $0.15 | 13-Jun-06 |
| | 425,000 | 12-Mar-02 | $0.25 | 26-Aug-06 |
| | 1,000,000 | 30-Jul-03 | $0.11 | 1-Aug-08 |
| | 1,420,000 | 1-Aug-03 | $0.11 | 1-Aug-08 |
| | 250,000 | 27-Nov-03 | $0.10 | 27-Nov-08 |
| | 350,000 | 3-Dec-02 | $0.25 | 26-Aug-07 |
| | 400,000 | 3-Dec-02 | $0.10 | 26-Aug-07 |
| Employees and consultants (6) | 150,000 | 14-Jun-01 | $0.15 | 13-Jun-06 |
| | 150,000 | 3-Dec-02 | $0.25 | 26-Aug-07 |
| | 250,000 | 3-Dec-02 | $0.10 | 26-Aug-07 |
| | 500,000 | 27-Nov-03 | $0.10 | 27-Nov-08 |
| | 75,000 | 1-Jan-04 | $0.10 | 27-Nov-08 |
| | 75,000 | 30-Jul-03 | $0.11 | 1-Aug-08 |
| | **19,895,000** | | | |

## WARRANTS

As at December 14, 2004, the following warrants to purchase Common Shares were outstanding. The table below does not include the Warrants that are to be issued upon exchange of the Subscription Receipts.

| Number Outstanding | Exercise Price | Expiry Date |
|---|---|---|
| 350,000 | $0.13 | February 24, 2005 |
| 6,650,000 | 0.13 | May 5, 2005 |
| 2,805,650 | 0.13 | June 25, 2005 |
| 2,086,544 | 0.13 | August 25, 2005 |
| 250,000 | 0.10 | October 3, 2005 |
| 26,431,825 | 0.14 | September 8-23, 2005 |
| 33,000,000 | US$0.12 | October 9-21, 2005 |
| 768,400 | US$0.12 | January 13, 2006 |
| 1,984,200 | $0.30 | December 23-31, 2005 |
| 406,840 | 0.25 | December 30, 2005[1] |
| 15,553,797 | 0.20 | March 31, 2006 |
| 12,160,000 | 0.06 | September 28, 2006 |
| 3,452,000 | 0.05 | September 28, 2006[2] |
| 2,589,000 | $0.12 | November 30, 2006 |
| 517,800 | $0.09 | November 30, 2006 |
| **109,006,057** | | |

Notes:

(1) Each common share purchase warrant is exercisable for one unit, which is comprised of one Common Share and one-half of one common share purchase warrant. Each whole underlying whole common share purchase warrant entitles the holder thereof to purchase one Common Share at a price of $0.30 at any time prior to December 31, 2005.

(2) Each common share purchase warrant is exercisable for one unit, which is comprised of one Common Share and one-half of one common share purchase warrant. Each whole underlying common share purchase warrant entitles the holder thereof to purchase one Common Share at a price of $0.06 at any time prior to September 28, 2006.

## PRIOR SALES

The following table contains details of prior sales of Common Shares during the preceding twelve month period.

| Date of Issuance | Number of Common Shares | Price per Common Share |
|---|---|---|
| November 30, 2004[1] | 100,000 | $0.14 |
| November 30, 2004[2] | 5,178,000 | $0.09 |
| September 2004[3] | 24,320,000 | $0.05 |
| June 2004[4] | 31,107,594 | $0.18 |
| April 2004[5] | 160,000 | $0.25 |
| December 2003[6] | 4,068,400 | $0.25 |

Notes:

(1) Issued upon exercise of warrants.

(2) Issue of 5,178,000 units pursuant to the exercise of the over-allotment option granted in respect of the September 2004 private placement. Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one Common Share at a price of $0.12 per Common Share, at any time prior to November 30, 2006.

(3) This private placement originally consisted of 34,520,000 units at a price of $0.05 per unit, each such unit being comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one Common Share upon the payment of $0.06, at any time prior to September 28, 2006. On December 10, 2004 the Company repurchased and cancelled 10,200,000 of these units at the original subscription price. See "Interest of Management and Others in Material Transactions".

(4) Private placement of 31,107,594 units at a price of $0.18 per unit, each unit being comprised of one Common Share and one-half of a common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one Common Share upon the payment of $0.20, at any time prior to March 31, 2006.

(5) We settled $40,000 of amounts owing to a creditor through the issuance of 160,000 Common Shares.

(6) Private placement of 4,068,400 units at a price of $0.25 per unit, each unit being comprised of one flow-through Common Share and one-half of a flow-through share purchase warrant. Each whole warrant entitles the holder thereof to purchase one flow-through Common Share upon the payment of $0.30, at any time prior to December 23 to 31, 2005.

## PRICE RANGE AND TRADING VOLUME

Our Common Shares are listed on the TSX-V under the symbol "OTZ". The volume of trading and the closing price of our Common Shares during the periods indicated are set forth in the following table.

| Period | High ($) | Low ($) | Volume (Shares) |
|---|---|---|---|
| **2002** | | | |
| Fourth Quarter | $0.17 | $0.05 | 8,047,248 |
| **2003** | | | |
| First Quarter | $0.14 | $0.07 | 3,139,966 |
| Second Quarter | 0.19 | 0.07 | 5,977,970 |
| Third Quarter | 0.30 | 0.07 | 12,292,356 |
| Fourth Quarter | 0.35 | 0.20 | 17,580,925 |
| **2004** | | | |
| First Quarter | $0.26 | $0.145 | 59,094,841 |
| Second Quarter | 0.165 | 0.08 | 55,023,631 |
| Third Quarter | 0.10 | 0.045 | 35,286,722 |
| October | 0.16 | 0.05 | 50,090,108 |
| November | 0.165 | 0.11 | 26,312,610 |

On December 14, 2004, the last day on which the Common Shares traded prior to the date of this Prospectus, the closing price of our Common Shares on the TSX-V was $0.10 per share.

## ESCROWED SECURITIES

The following table sets forth information relating to our securities held in escrow as of December 10, 2004.

| Designation of Class | Number of Securities Held in Escrow | Percentage of Class |
|---|---|---|
| Common Shares(1) | 1,818,756 | 0.8% |
| Common Shares(2) | 5,400,000 | 2.3% |
| Common Shares(3) | 4,850,245 | 2.0% |
| Common Shares(4) | 21,108,909 | 9.1% |

Notes:

(1) In respect of the Common Shares held pursuant to an escrow agreement among Equity Transfer Services Inc. (as escrow agent), the security holders and us, dated April 19, 2003, the remaining dates of release are: January 5, 2005, July 5, 2005, January 5, 2006, July 5, 2006 and January 5, 2007. Pursuant to the early release provisions of the escrow agreement, we expect that all of the securities held in escrow thereunder will be released from escrow in connection with the completion of the Acquisition.

(2) In respect of the shares held pursuant to an escrow agreement among Equity Transfer Services Inc. (as escrow agent), the securityholders and us, dated December 3, 2002, the remaining dates upon which escrowed Common Shares are scheduled to be released are December 4, 2004, June 4, 2005 and December 4, 2005. Pursuant to the early release provisions of the escrow agreement, we expect that all of the securities held in escrow thereunder will be released from escrow in connection with the completion of the Acquisition.

(3) In respect of the shares held pursuant to an escrow agreement among Equity Transfer Services Inc. (as escrow agent), the securityholders and us, dated February 28, 2002, the sole remaining date of release is March 12, 2005. Pursuant to the early release provisions of the escrow agreement, we expect that all of the securities held in escrow thereunder will be released from escrow in connection with the completion of the Acquisition.

(4) In respect of the shares held pursuant to a pooling agreement among Equity Transfer Services Inc. (as escrow agent), our insiders who hold Common Shares and us, dated October 13, 2004. Such Common Shares will be released from escrow upon the earlier of the completion or termination of the Acquisition.

## DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position, principal occupation and number of shares beneficially owned by each person who is one of ONTZINC's current directors and/or executive officers. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at December 10, 2004. All of ONTZINC's directors hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

| Name and Municipality of Residence | Position with the Company | Principal Occupation | Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised |
|---|---|---|---|
| RICHARD W. BRISSENDEN[1] ........ Toronto, Ontario | Director since June 13, 2003 | Chairman of Excellon Resources Inc. | Nil |
| PETER T. GEORGE ..... Hamilton, Ontario | Director since April 21, 2004 and President | President of the Company | 708,909 |
| CHRISTOPHER O. IRWIN[1] .............. Toronto, Ontario | Director since June 13, 2003 and Corporate Secretary | Lawyer at Wildeboer & Dellelce LLP | Nil |
| DOUGLAS SCHARF..... Toronto, Ontario | Director since December 10, 2004 and Senior Vice President and Chief Financial Officer | Senior Vice President and Chief Financial Officer of the Company | Nil |

(1) Member of the Audit Committee.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. George who, from October 2003 to April 2004, was Vice President of Exploration and New Projects with us, and prior thereto, from January, 1996 to October 2003, was Associate Geologist with A.C.A. Howe International, Limited. and a self-employed consulting geologist; Mr. Irwin who, from January 2001 to December 2003, was an associate at the law firm of Power Budd LLP, and prior thereto, from December 1998 to January 2000, was an associate at the law firm of Boyle & Company; and Mr. Scharf who, from June, 1996, has been the President of Douglas Scharf International Inc., a firm that provides financial services to mining companies.

As at December 13, 2004, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 708,909 Common Shares, representing approximately 0.3% of the total number of Common Shares outstanding before giving effect to the exchange of the Subscription Receipts.

### Our Directors and Officers Following the Acquisition

The following table sets forth the name, municipality of residence, position and principal occupation of each person who will be one of our directors and/or executive officers following the completion of the Acquisition. Note that the following table does not include a statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers. All directors will be entitled to hold office until the next annual meeting of our shareholders or until their successors are elected or appointed.

| Name and Municipality of Residence | Position with the Company | Principal Occupation |
|---|---|---|
| RICHARD W. BRISSENDEN ........ Toronto, Ontario | Director since June 13, 2003 | Chairman of Excellon Resources Inc. |
| PETER JONES .................. Flin Flon, Manitoba | Director[1], President and Chief Executive Officer | President and Chief Executive Officer of the Company |
| PETER T. GEORGE ............. Hamilton, Ontario | Director and Vice President, Exploration | Vice President, Exploration of the Company |

| Name and Municipality of Residence | Position with the Company | Principal Occupation |
|---|---|---|
| IAN CONN<br>Dallas, Texas | Director(1) | Management consultant |
| NORMAN ANDERSON<br>Vancouver, British Columbia | Director(1) | President of Anderson & Associates |
| JAMES W. ASHCROFT<br>Sudbury, Ontario | Director(1) | Mining Consultant |
| DOUGLAS SCHARF<br>Toronto, Ontario | Executive Vice President, Corporate Development | Executive Vice President, Corporate Development of the Company |
| H. RUSSELL ROOD<br>Winnipeg, Manitoba | President, Mining Division | President, Mining Division of the Company |
| ALAN HAIR<br>Winnipeg, Manitoba | Vice President, Metallurgy, Safety, Health and Environment | Vice President, Metallurgy, Safety, Health and Environment of the Company |
| JOHN KNOWLES<br>Winnipeg, Manitoba | Vice President and Chief Financial Officer | Vice President and Chief Financial Officer of the Company |
| BRIAN GORDON<br>Winnipeg, Manitoba | Vice President and General Counsel | Vice President and General Counsel of the Company |
| TOM GOODMAN<br>Winnipeg, Manitoba | Vice President, Technical Services and Human Resources | Vice President, Technical Services and Human Resources of the Company |

(1) Elected as a director at the special meeting of shareholders held on December 8, 2004, effective upon completion of the Acquisition.

### Directors and Officers

The following is a brief biography of each individual who will be one of our directors and/or officers following the Acquisition.

**Richard Brissenden** — *Director.* Mr. Brissenden is a Chartered Accountant. He has been Chairman of Excellon Resources Inc., a mineral exploration and development company, since September 1990. Since February 1996, he has been President of Regal Consolidated Ventures Limited, a mineral exploration and development company. Mr. Brissenden also serves as a director of several other public companies.

**Peter R. Jones, P. Eng.** — *President, Chief Executive Officer and Director.* Mr. Jones has been the President and Chief Executive Officer of HBMS since 2002. He joined HBMS in 1995 as Vice President Mining and has subsequently held the positions of Senior Vice President Projects and President Metallurgical Division. As Senior Vice President Projects he was responsible for the 777 Project. Prior to joining HBMS, he held senior positions in operations and projects with Cominco Limited, Cape Breton Development Corporation and Cominco Engineering Services. He has a broad background having worked in potash mines, coal mines, open pit and underground lead zinc mines, gold mines and has directed extensive feasibility studies and management services for a wide range of clients throughout the world. Mr. Jones graduated from the Camborne School of Mines, United Kingdom in 1969 and the Banff School of Advanced Management in 1984. Mr. Jones is the President of the Mining Association of Manitoba and a Director of the Mining Association of Canada.

**Peter T. George** — *Director and Vice President, Exploration.* Mr. George is responsible for mine project evaluation and development, ongoing exploration programs and identifying and assessing new mineral projects for acquisition. Mr. George has over 36 years of experience in Canada and throughout the international mining industry. He holds an Honours Bachelor of Science in Geology from Queen's University in Kingston, Ontario is a Fellow of the Geological Association of Canada and a member of the Association of Professional Geoscientists of Ontario.

**Ian Conn** — *Director.* Mr. Conn is the personal advisor of several chief executive officers in China, France and Australia. He is the former president and chief executive officer of the Asian Pacific Business Unit, Thomas Group Incorporated Limited. Mr. Conn obtained a Bachelor of Engineering from Queen's University in Kingston, Ontario. He has served as a member of a number boards of directors.

**Norman Anderson, P.Eng.** — *Director.* Mr. Anderson has been involved in the mining industry for over 50 years and is the former Chairman and Chief Executive Officer of Cominco Ltd. Currently, Mr. Anderson is President of the management consulting firm of Anderson & Associates. He has been active in consulting,

particularly due diligence consulting and evaluations for financial institutions and mining companies, since 1987. He holds a Bachelor of Science in Geological Engineering from the University of Manitoba in Winnipeg, Manitoba. Mr. Anderson serves on a number of boards of directors of public companies. Mr. Anderson is a fellow and Chartered Engineer of the Institute of Mining and Metallurgy, and a member of CIM and the American Institute of Mining, Metallurgical, and Petroleum Engineers.

**James W. Aschroft, P.Eng** — *Director.* Mr. Ashcroft is the president of J.W. Ashcroft & Associates, a mining consulting company. As a former president of the Ontario division of INCO Limited, he managed a vertically-integrated mining company, which during his tenure completed a $270 million mining project, improved its safety and environment record and maintained stable labour relations. He received a national diploma in engineering at Wigan Mining College in Lancashire, England and has completed an Executive Management Training Course at the Richard Ivey School of Business. Mr. Ashcroft serves on a number of boards of directors and, in some cases, sits on the health and environment, audit and corporate governance committees of such boards.

**Douglas Scharf** — *Executive Vice-President, Corporate Development.* Mr. Scharf has over 25 years of experience in the international base metals mining and smelting and precious metals sectors. He has been involved in a number of acquisitions, mergers, financings and development projects. As the Chief Financial Officer of the Dome Mines Group of Companies, he was instrumental in the formation of Placer Dome Inc. Mr. Scharf was the Vice President, Finance of Placer Dome Inc. and also a Director and the Chief Financial Officer of Inmet Mining Corporation. He has served as a director and advisor to a number of mining companies. Mr. Scharf is a Chartered Accountant and has a Bachelor of Arts in Economics from York University in Toronto, Ontario.

**H. Russell Rood** — *President, Mining Division.* Mr. Rood has been with HBMS for six years, prior to which he worked for De Beers, holding various senior management positions. Mr. Rood holds a Bachelor of Civil Engineering and Bachelor of Mining Engineering degrees from the University of Witwatersrand in South Africa. He also attended a part time management program through the School of Business Leadership in Johannesburg, South Africa. Mr. Rood is a member of the South African Institute of Mining.

**Alan Hair** — *Vice President, Metallurgy, Safety, Health & Environment.* Since joining HBMS in 1996, Mr. Hair has held various operational management roles in the surface plants and was appointed the Vice-President, Metallurgy in early 2004. Prior to joining HBMS, Mr. Hair was Smelting Manager at MIM's zinc smelter in Avonmouth, England. He graduated from the University of Leeds, England in 1983 with a Bachelor of Science Honours degree in Mineral Engineering.

**John L. Knowles** — *Vice President and Chief Financial Officer.* Mr. Knowles has been involved in the natural resource industry for twenty years, holding senior positions in public and private companies in Canada and Africa. He is a Chartered Accountant and he holds an Honours Bachelor of Commerce degree from Queen's University. He serves on the Tax Committee of the Mining Association of Manitoba Inc. and is Vice-President Finance of Anglo American Exploration (Canada) Limited, a company related to HBMS.

**Brian D. Gordon** — *Vice President and General Counsel.* Mr. Gordon obtained his Bachelor of Law from the University of Manitoba. Formerly a partner with a major Manitoba law firm, he joined HBMS in 1994 as director, general counsel and corporate secretary. Mr. Gordon is a member of the Law Society of Manitoba and of the Canadian Bar Association.

**Tom A. Goodman** — *Vice President, Technical Services and Human Resources.* Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He has worked for Anglo-American for over 26 years in a wide variety of operational, technical, and management positions. He recently returned to HBMS after managing a copper smelting and refining company for Anglo American group in Zambia. Mr. Goodman is a member of Canadian Institute of Mining, Metallurgy and Petroleum and The Minerals, Metals & Materials Society.

**Committees of the Board of Directors and Corporate Governance Practices**

We propose to introduce a corporate governance regime reflecting the best practices suggested or mandated by proposed revised National Policy 58-201 *Corporate Governance Guidelines,* proposed *Disclosure of Corporate Governance Practices, National Instrument 58-101 and Multilateral Instrument 52-110 Audit Committees*

(collectively, the "New Policies"). Below is a summary of the practices proposed to be placed before the board of directors for consideration, adoption and implementation by the board of directors:

- *Independence of the Board and Independent Chair* — The board of directors will be asked to adopt the independence criteria of the New Policies and a majority of the board will be required to be independent in accordance with such criteria. A director will be considered independent if he or she has no direct or indirect material relationship with our company. A material relationship is a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment. In addition the specific list of examples of individuals identified in section 1.4 Multilateral Instrument 52-110 *Audit Committees* as having a material relationship will form part of our board's independence criteria.
- *Board Written Charter* — The board will be asked to adopt a written charter which will explicitly acknowledge responsibility for the stewardship of our business including responsibility for:
  - (a) satisfying itself as to the integrity of our Chief Executive Officer and other executives and that the Chief Executive Officer and other executives create a culture of integrity throughout the organization;
  - (b) adopting a strategic planning process and approving at least annually, a strategic plan which takes into account the risks and opportunities of the business;
  - (c) identification of principal risks of our business, and ensuring the implementation of appropriate systems to manage risks;
  - (d) succession planning;
  - (e) adopting a communication policy;
  - (f) our internal control and management information systems; and
  - (g) developing our approach to corporate governance.

  The written charter will also set out:
  - (a) measures for receiving feedback from our shareholders; and
  - (b) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of materials.
- *Position Description* — A position description will be developed for the Chief Executive Officer.
- *Code of Business Conduct and Ethics* — The board will adopt a written code of business conduct and ethics applicable to our directors, officers and employees. The code will deal with conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with our shareholders, customers, suppliers, competitors and employees, compliance with laws and regulations and reporting of any illegal or unethical behaviour. The board will be responsible for monitoring compliance with the code. Any waivers from the code will have to be granted by the board, if such waiver is for the benefit of a director or executive officer.
- *Audit Committee* — Upon the Acquisition being completed we will ensure we appoint an audit committee comprised of a minimum of three members each of whom will be independent and financially literate in accordance with Multilateral Instrument 52-110 *Audit Committees.*
- *Written Charter of the Audit Committee* — The board will ensure the written charter setting out the audit committee mandate and responsibilities will be fully compliant with Multilateral Instrument 52-110 *Audit Committees*, which will include (a) recommending to the board the external auditors to be appointed and what their compensation should be; (b) overseeing the work of the external auditors; (c) pre-approving non-audit services to be provided to the issuer or its subsidiaries, which approval can be satisfied through the adoption of specific policies and procedures for the engagement of such non-audit services; (d) reviewing financial statements, management's discussion and analysis and earnings press releases before such information is publicly disclosed; (e) satisfying itself that adequate procedures are in place for the review of disclosure of financial information extracted or derived from the financial statements; establishing procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous

submissions by employees of concerns regarding questionable accounting or auditing matters; and (f) reviewing and approving our hiring policies.

- *Nominating, Corporate Governance and Compensation Committees* — The board will also be requested to appoint a nominating and corporate governance committee and a compensation committee both composed entirely of independent directors and both having a written charter setting out their respective responsibilities, the committee's purpose, its member qualifications, member appointment and removal, structure and operations and manner of reporting to the board.

  The nominating and corporate governance committee will be made responsible, among other things, for developing, implementing and monitoring (i) our corporate governance practices and (ii) a nominating process for our board which will consider the competencies and skills the board (as a whole) should possess, will assess what competencies and skills each existing director possesses and will consider the appropriate size of the board.

  The compensation committee will be made responsible for approving corporate goals and objectives relevant to Chief Executive Officer's compensation and evaluating the Chief Executive Officer's performance in light of these goals and objectives and determine his or her compensation accordingly. In addition, the compensation committee will be made responsible to make recommendations to the board on non-CEO officer and director compensation, incentive compensation plans and equity-based plans and review executive compensation disclosure before it is made public.

- *Environmental Health and Safety Committee* — The board will also be asked to appoint an environmental health and safety committee which will be composed of a majority of independent directors and will also have its own charter. Generally the mandate of the environmental health and safety committee will be to oversee the development and implementation of our policies and best practices relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of our employees.

- *Timely Disclosure and Insider Trading Policy* — The board will also be asked to adopt a policy dealing with timely disclosure of material information, insider trading and insider reporting as well as selective disclosure issues to insure compliance with securities laws in these areas.

**Corporate Cease Trade Orders or Bankruptcies**

None of our directors, officers or other members of our management is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Brissenden, who is a director of Regal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 due to its failure to file financial statements. Mr. Brissenden was also a director of Trenton Industries Inc., which was placed in receivership in 1995. Mr. Brissenden resigned from the board of directors of Trenton Industries Inc. immediately preceding the bankruptcy of that company.

**Penalties and Sanctions**

None of our directors, officers or other members of management is, or within the ten years prior to the date hereof has been (i) subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (ii) subject to any other penalties or sanctions imposed by a court or regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

## EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long-term compensation for services in all capacities to us and our subsidiaries for the three financial years ended December 31, 2003, December 31, 2002 and December 31, 2001 (to the extent required by the Regulation) in respect of the individuals who were, at December 31, 2003, the Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers whose total salary and bonus exceeded $150,000 (approximately US$117,575) (the "Named Executive Officers").

**Summary Compensation Table[1]**

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation |
|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options Granted (#) |
| DOUGLAS SCHARF<br>Chief Financial Officer[2] | 2003 | 37,200 | Nil | Nil | 500,000 |

Notes:

(1) Mr. Clifford Frame resigned as President and Chief Executive Officer of the Company effective April 21, 2004. Mr. Peebles was appointed as Chairman of the Company on April 21, 2004 and resigned on December 10, 2004. Mr. George was appointed as President of the Company on April 21, 2004. Mr. Frame earned no salary or bonus and $58,700 in other compensation in 2003. Mr. Frame was granted 6,600,000 options in 2003 and 1,400,000 options in 2002, all of which have expired unexercised. In 2002, Mr. Frame earned no Salary, Bonus or Other Compensation.

(2) Mr. Scharf was appointed Senior Vice President and Chief Financial Officer on October 7, 2003.

No stock options were granted to the Named Executive Officers, and no stock options were exercised by the Named Executive Officers, during the financial year ended December 31, 2003, other than 6,600,000 stock options granted to Mr. Frame, which expired unexercised in 2004, and 500,000 stock options granted to Mr. Scharf.

The following table (presented in accordance with the Regulation) sets forth details of the financial year-end value of unexercised options on an aggregated basis.

**Financial Year-End Option Values[1]**

| Name | Unexercised Options at December 31, 2003 | | Value of Unexercised In-The-Money Options at December 31, 2003 | |
|---|---|---|---|---|
| | Exercisable (#) | Unexercisable (#) | Exercisable ($) | Unexercisable ($) |
| DOUGLAS SCHARF<br>Chief Financial Officer[2] | 500,000 | 0 | $7,500 | $0 |

Notes:

(1) Mr. Frame was granted 8,000,000 options during 2002 and 2003, all of which were exercisable as at December 31, 2003. The value of such options as at December 31, 2003 was $785,000. Mr Frame resigned as President and Chief Executive Officer of the Company effective April 21, 2004 and all such previously granted options expired unexercised.

(2) On July 5, 2004 the Company re-priced 2,575,000 previously granted options to $0.10, including the 500,000 options granted to Mr. Scharf. The value of such options to Mr. Scharf as at December 31, 2003, based on the revised price, would have been $7,500.

### Option Repricing

On July 5, 2004, our shareholders approved the repricing of options previously granted to our directors, senior officers and employees. In accordance with the purpose of the Share Option Plan, we repriced the outstanding options to provide greater personal incentive to our directors, senior officers and employees to advance our interests. The following table sets forth certain information (as prescribed by securities regulation) regarding the only downward repricing of options conducted by us during the previous ten years.

| Name | Date of Repricing | Securities Under Options Repriced (#) | Market Price of Securities at Time of Repricing (Per Security) | Exercise Price at time of Repricing (Per Security) | New Exercise Price (Per Security) | Length of Original Option Term Remaining at Date of Repricing |
|---|---|---|---|---|---|---|
| DOUGLAS SCHARF | July 5, 2004 | 500,000 | $0.09 | $0.24 | $0.10 | Four years |

### Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth details of our compensation plans, as of December 31, 2003, under which our equity securities were authorized for issuance.

| Plan Category | Equity Compensation | Plan Information | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | Number of Securities to be issued upon exercise of outstanding Options, Warrants and Rights | Weighted-Average exercise price of outstanding Options, Warrants and Rights | |
| | (a) | (b) | (c) |
| Equity Compensation Plan Approved by Shareholders | 16,500,000 | $0.16 | Nil |
| Equity Compensation Plan Not Approved by Shareholders | Nil | Nil | Nil |
| **Total** | **16,500,000** | **$0.16** | **Nil** |

### Employment Agreements

Peter George is currently the President and a director of ONTZINC and provides technical support relating to acquisitions, new projects and exploration projects. Mr. George receives a monthly consultancy fee of $30,000, of which $10,000 is to be paid on a monthly basis, $10,000 is to be deferred until we are in a position to pay this amount in full and $10,000 is a retention bonus to be accrued and paid to Mr. George upon him staying with us for a term to be agreed upon. Any unpaid balance will be accrued and paid at such time as our financial condition permits, with all unpaid fees to be paid in full no later than April 30, 2006. In addition, Mr. George is entitled to participate in our Stock Option Plan and is eligible for periodic bonuses based upon the achievement of specified goals and objectives, the amount and timing of such bonuses will be determined by our Chief Executive Officer. Following the Acquisition, Mr. George will be our Vice President, Exploration.

Through Douglas Scharf International Inc., Douglas Scharf is currently the Chief Financial Officer of ONTZINC. Mr. Scharf is also currently a director of ONTZINC. As Chief Financial Officer, Mr. Scharf receives a monthly consulting fee of $30,000, of which $10,000 is to be paid on a monthly basis, $10,000 is to be deferred until we are in a position to pay this amount in full and $10,000 is a retention bonus to be accrued and paid to Mr. Scharf upon him staying with us for a term to be agreed upon. Any unpaid balance will be accrued and paid at such time as our financial condition permits, with all unpaid fees to be paid in full no later than April 30, 2006. In addition, Mr. Scharf is entitled to participate in our Stock Option Plan and is eligible for periodic bonuses based upon the achievement of specified goals and objectives, the amount and timing of such bonuses will be determined by our Chief Executive Officer. Following the Acquisition, Mr. Scharf will be our Executive Vice President, Corporate Development.

*Proposed Employment Agreements*

We do not currently have employment agreements with the HBMS officers who will be our officers following the Acquisition. It is proposed that Peter R. Jones, our President and Chief Executive Officer, will receive a salary of $400,000 in 2005 with a bonus that is to be a minimum of 50% and a maximum of 100% of his salary. It is proposed that John L. Knowles, our Vice President and Chief Financial Officer, will receive a salary of $250,000 in 2005 with a bonus that is a minimum of 25% and a maximum of 75% of his salary. It is proposed that Brian D. Gordon, our Vice President and General Counsel, will receive a salary of $250,000 in 2005 with a bonus that is a minimum of 25% and a maximum of 75% of his salary. It is proposed that H. Russell Rood, our President, Mining Division, will receive a salary of $250,000 in 2005 with a bonus that is a minimum of 25% and a maximum of 100% of his salary. It is proposed that Alan Hair, our Vice President, Metallurgy, Safety, Health & Environment, will receive a salary of $225,000 in 2005 with a bonus that is a minimum of 25% and a maximum of 100% of his salary. It is proposed that Tom A. Goodman, our Vice President, Technical Services and Human Resources, will receive a salary of $225,000 in 2005 with a bonus that is a minimum of 25% and a maximum of 75% of his salary. Each of our officers will be eligible to participate in our Stock Option Plan and will also receive perquisites commensurate with their position. It is expected the employment arrangements of each of these persons will provide that their remuneration levels will be reviewed and adjusted one year following the Acquisition to be commensurate with industry norms. The compensation committee of the board of directors will conduct such review and determine any necessary adjustments. The compensation committee will also determine the bonuses to be paid to each of the above officers.

**Compensation of Directors**

We paid no fees to any of the other non-executive directors for meetings attended. We reimbursed all directors for out-of-pocket expenses reasonably incurred while performing their duties. As described above, we paid two legal firms, with which two of our directors were associated, for legal services provided during our most recent fiscal year.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer is indebted to us or any of our subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with us or any of our subsidiaries.

## PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "Agency Agreement") that will be entered into between GMP Securities Ltd., Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc., and Northern Securities Inc. (collectively, the "Agents") and us, the Agents will agree to offer for sale, on a best efforts basis, and we will agree to issue and sell up to 1,667,400,000 Subscription Receipts, subject to the terms and conditions stated therein, at a price of $0.075 per Subscription Receipt, payable to us against delivery of the Subscription Receipts. The Offering Price for the Subscription Receipts was determined by negotiation between us and the Agents.

The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of financial markets and upon the occurrence of certain stated events. While the Agents have agreed to use their best efforts to sell the Subscription Receipts offered hereby, the Agents will not be obliged to purchase any Subscription Receipts that are not sold. Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Under the Agency Agreement we have agreed to indemnify the Agents and each of their affiliates, directors, officers, employees, partners and agents against certain liabilities.

We have granted the Agents an option (the "Over-Allotment Option"), exercisable at any time until 30 days following the Closing of this Offering, to offer an additional 250,110,000 Subscription Receipts at the Offering

Price (as adjusted for the Consolidation, if applicable). The Over-Allotment Option is exercisable in whole or in part only for the purpose of covering over-allotments, if any, or for market stabilization purposes. If the Over-Allotment Option is exercised after closing of the Acquisition, we will issue the appropriate number of Common Shares and Warrants in lieu of Subscription Receipts.

We have agreed to pay the Agents a fee equal to $0.0045 for each Subscription Receipt sold, for the services provided by the Agents in distributing the Subscription Receipts under this Offering, which fee will be paid upon release of the Escrowed Proceeds. At the Closing of the Offering we will deliver to the Agents a promissory note evidencing our commitment to pay $1,000,000, which portion of the fee will be payable regardless of whether the Acquisition is completed. In addition, we have agreed to issue to the Agents, in accordance with the instructions of GMP Securities Ltd., that number of broker warrants equal to 6% of the aggregate number of Subscription Receipts issued in connection with the Offering, each such broker warrant entitling the holder thereof to acquire one Common Share at a price equal to 115% of the Offering Price (subject to adjustment for the Consolidation) for a period of 24 months from the date of closing of the Offering.

This Prospectus qualifies the grant of the Over-Allotment Option, the distribution of the Subscription Receipts issuable upon the exercise of such option and the broker warrants issued to the Agents.

If the Over-Allotment Option is exercised in full, the total gross proceeds from the Offering, the Agents' fee and the net proceeds to us, before deducting our expenses in connection with the Offering estimated to be $3,400,000, will be $143,813,250, $8,628,795 and $135,184,455, respectively.

This Prospectus also qualifies the issuance of the Acquisition Securities Consideration.

The TSX has conditionally approved the listing of the Common Shares and the Warrants. Listing is subject to us fulfilling all of the listing requirements of the TSX on or before March 9, 2005, including the distribution of the Warrants to a minimum number of public securityholders.

If the closing of this Offering occurs concurrently with the closing of the Acquisition, or if the Over-Allotment Option is exercised concurrently with or after the closing of the Acquisition, Common Shares and Warrants will be issued directly to purchasers hereunder in place of Subscription Receipts. In such event, the proceeds of the Offering will not be held in escrow. See "Use of Proceeds".

Pursuant to policy statements of l'Autorité des Marchés Financiers (Québec) and the Ontario Securities Commission, the Agents may not, throughout the period of distribution, bid for or purchase the Subscription Receipts or Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering and subject to applicable law, the Agents may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that otherwise might prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

The Subscription Receipts, the Common Shares and the Warrants to be issued in exchange for the Subscription Receipts and the Common Shares issuable upon exercise of the Warrants, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. Each Agent has agreed that, except as permitted by the Agency Agreement, it will not offer or sell the Subscription Receipts as part of the distribution of the Subscription Receipts at any time within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this and the next paragraph have the meanings given to them in Regulation S under the U.S. Securities Act.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Subscription Receipts in the United States or to, or for the benefit of, U.S. persons. In addition, until 40 days after the commencement of the offering of the Subscription Receipts, an offer or sale of the Subscription

Receipts within the United States by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act.

## DETAILS OF THE OFFERING

This Offering consists of an aggregate of 1,667,400,000 Subscription Receipts at a price of $0.075 per Subscription Receipt. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration and without any further action, one Common Share and one-half of one Warrant upon satisfaction of the Escrow Release Conditions (as such term is defined below).

The following is a summary of the material attributes and characteristics of the Subscription Receipts. **This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Subscription Receipt Agreement to be entered into between the Company, the Agents and Escrow Agent and to be dated as of the date of the Closing Date.**

The Subscription Receipts will be issued on the Closing Date of this Offering pursuant to the terms of the Subscription Receipt Agreement. All Subscription Receipts will rank *pari passu*.

The Escrowed Funds will be delivered to and held in escrow by the Escrow Agent. The Escrowed Funds will be invested in short term interest bearing or discount obligations issued or guaranteed by the government of Canada, a province of Canada, or a Canadian chartered bank, provided that such obligations are rated at least R1 (middle) by DBRS Inc. or an equivalent rating service as directed in writing by us, pending receipt by the Escrow Agent of the Escrow Release Notice from us and countersigned by GMP Securities Ltd., on behalf of the Agents. Such Escrow Release Notice shall confirm that (i) all of the conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled or waived to our satisfaction and that any waivers under or amendments to the Acquisition Agreement shall not cause this Prospectus to contain a misrepresentation (as defined in securities legislation) and that the parties to the Acquisition Agreement are prepared to close on the next business day; (ii) our shareholders have approved the Consolidation; and (iii) we and the lead manager in connection with the Debt Financing have provided the Escrow Agent with a joint notice confirming that the Debt Financing has closed or is prepared to close on the next business day (collectively, the "Escrow Release Conditions"), and it shall direct and instruct the Escrow Agent to issue and deliver the Common Shares and the Warrants to the holders of Subscription Receipts in the manner and on the conditions set out in the Subscription Receipt Agreement. Provided that the Escrow Release Conditions are satisfied prior to the Deadline, the Escrow Agent will (i) issue to the holders of Subscription Receipts, without payment of additional consideration or any further action by such holders, one Common Share and one-half of a Warrant for each Subscription Receipt held, (ii) pay to the Agents the Agents' fee (together with interest or income earned thereon) and (iii) release the balance of the Escrowed Funds to the Company (together with interest or other income earned thereon) no later than 10:00 a.m. (Toronto time) on the closing date of the Acquisition. If the Escrow Release Conditions are not satisfied prior to the Deadline, or if the Acquisition Agreement is terminated prior to such time (in either case, the "Termination Time"), the Escrow Agent will return to Subscription Receipt holders commencing on the third business day following the Termination Time an amount equal to the purchase price thereof and their *pro rata* portion of interest or other income earned thereon (less applicable withholding tax, if any).

Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares and Warrants to such purchaser upon the exchange of the Subscription Receipts. The right of rescission will entitle the purchaser to receive the amount paid for the Subscription Receipts if this Prospectus or any amendment contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of closing of the Offering.

Subject to applicable law, we will be entitled to purchase the Subscription Receipts by private agreement or otherwise.

Subscriptions for the Subscription Receipts will be received subject to the rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of this Offering will occur on or about December 21, 2004, or such other date as we and the Agents may agree to, but in any event not later than December 23, 2004.

The Subscription Receipts, and the Common Shares and Warrants issuable upon exchange of the Subscription Receipts, will be issued in "book entry only" form and must be purchased or transferred through a CDS participant. We will cause global certificates representing newly issued Subscription Receipts, Common Shares and Warrants to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of such securities must be exercised through, and all payments or other money to which such holders are entitled will be made or delivered by, CDS or a CDS participant through which the holders hold such securities. Each person who acquires Subscription Receipts will receive only a customer confirmation of purchase from the registered dealer from or through which the Subscription Receipts are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS participants having interests in the Subscription Receipts. Notwithstanding the foregoing, Subscription Receipts, Common Shares and Warrants issued in the United States or to U.S. persons will be in the form of a definitive certificate delivered to the holders thereof.

**The holders of Subscription Receipts are not shareholders of the Company. The holders of Subscription Receipts are entitled only to receive Common Shares and Warrants on the exchange of their Subscription Receipts or to require us to purchase the Subscription Receipts at the issue price and to be paid a pro rata share of interest earned or income generated thereon as described in this Prospectus. See "Description of Securities Being Distributed — Subscription Receipts".**

## CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of our counsel, Cassels Brock & Blackwell LLP, and Ogilvy Renault, counsel to the Agents, the following is, as of the date of this Offering, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a subscriber who acquires Subscription Receipts under this Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm's length and is not affiliated with the Company and holds the Subscription Receipts or the Common Shares and the Warrants issuable on the exchange of Subscription Receipts (collectively, the "Securities") as capital property. Generally, the Securities would be considered to be capital property to a holder provided that the holder does not hold the Securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a holder that is a financial institution (as defined in the Tax Act for purposes of the mark-to-market rules), a specified financial institution or a holder an interest in which is a tax shelter investment (all as defined in the Tax Act).

This summary is based upon the facts set out in this Offering, the provisions of the Tax Act and the regulations under the Tax Act in force at the date of this Offering and counsel's understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency (the "CCRA") and takes into account all specific proposals to amend the Tax Act and the regulations under the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Offering ("Tax Proposals"). There can be no assurance that any Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations, and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or CCRA administrative practices or policies, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this Offering.

**This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder of Securities. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.**

*Acquisition of Common Shares and Warrants pursuant to Subscription Receipts*

No gain or loss will be realized by a holder on the exchange of a Subscription Receipt for one Common Share and one-half of one Warrant evidenced thereby. Purchasers of a Subscription Receipt entitling the holder to acquire one Common Share and one-half of one Warrant will be required to allocate the aggregate cost

thereof between the Common Share and one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. We will allocate $0.0675 to each Common Share and $0.0075 to the one-half Warrant. We believe that such allocation is reasonable, but such allocation will not be binding on the CCRA.

The cost to a holder of a Common Share and one-half of one Warrant acquired on the exchange of a Subscription Receipt will include the amount paid by that holder for the Subscription Receipt. The adjusted cost base of a holder's Common Shares will be determined by averaging the cost of Common Shares acquired on the exchange of Subscription Receipts with the adjusted cost base of other Common Shares, if any, held by the holder as capital property at the time of the exchange.

*Exercise or Expiry of Warrants*

No gain or loss will be realized by a holder upon the exercise of a Warrant. The cost to a holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of (i) the holder's adjusted cost base of the Warrant so exercised, and (ii) the price paid for the Common Share (i.e., the exercise price of the Warrant). The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the holder of the expired Warrant

*Dividends on Common Shares*

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. Taxable dividends received by an individual will be relevant in computing possible liability for alternative minimum tax. A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33⅓% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

*Other Dispositions of Subscription Receipts, Common Shares and Warrants*

A disposition or deemed disposition by a holder of a Subscription Receipt (for greater certainty, other than on the exchange thereof for a Common Share and one half of one Warrant), a Common Share or a Warrant (other than a disposition of a Warrant on the exercise or expiry thereof) will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Subscription Receipt, Common Share or Warrant, as the case may be, are greater (or less) than the aggregate of the holder's adjusted cost base of the Subscription Receipt, Common Share or Warrant, as the case may be, and any reasonable costs of disposition. A holder's adjusted cost base of a Subscription Receipt will generally be the amount paid therefor plus any reasonable costs of acquisition. One-half of any capital gain (a "taxable capital gain") generally must be included in the holder's income for the taxation year of the disposition, and one-half of any capital loss (an "allowable capital loss") realized in a taxation year may generally be deducted from taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains for a particular year may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. The amount of any capital loss realized by a holder that is a corporation on the disposition of Common Shares may be reduced by the amount of any dividends received or deemed to be received by such holder subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A capital gain realized by a holder who is an individual may give rise to a

liability for alternative minimum tax. If a holder is a "Canadian-controlled private corporation", as defined in the Tax Act, the holder may be liable to pay an additional refundable tax of 6⅔% on some types of income, including interest and taxable capital gains.

Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have the Common Shares treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

*Repayment of Issue Price and Interest*

If the Escrow Release Conditions are not satisfied prior to the Deadline, a holder will receive the issue price paid for the Subscription Receipt and the holder's share of interest earned on the Escrowed Funds (less any applicable withholding tax. The holder will not generally realize any income, gain or loss on the repayment to the holder of the issue price.

Where a holder is entitled to receive the holder's share of interest earned on the Escrowed Funds, a holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing income for a taxation year any interest accrued to the holder on the Escrowed Funds to the end of the holder's taxation year, or that is receivable or received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year. Any other holder that is entitled to receive the holder's share of interest earned on the Escrowed Funds will be required to include in income for a taxation year such interest as is received or receivable by the holder in that taxation year, depending on the method regularly followed by the holder in computing income.

## RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. In addition to the risk factors described elsewhere in this Prospectus, the risk factors that should be taken into account in assessing our activities and deciding to invest in us include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of any investment in us and should be taken into account in assessing our activities.

### Risks Relating to the Acquisition

*Our significant indebtedness following the Acquisition could adversely affect our ability to operate our business.*

Upon completing the Acquisition, we will have a significant amount of indebtedness and significant debt service obligations. After giving pro forma effect to the Acquisition and the financing thereof, as at September 30, 2004, we would have had outstanding indebtedness of $249.8 million and our ratio of total debt to total capitalization would have been 1.83 to 1. This high degree of leverage could materially and adversely affect us in a number of ways including:

- limiting our flexibility to plan for, or react to, changes in our business or market conditions;
- limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes, and in particular for the exploration and development of our current properties and projects;
- limiting our access to cash available from operations for future acquisitions and our business in general;
- increasing our vulnerability to the impact of adverse economic and industry conditions; and
- placing us at a disadvantage compared to our competitors that have a lower degree of leverage.

In addition, we may not be able to generate sufficient cash flows from operations to service our indebtedness, in which case, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing indebtedness or obtain additional financing, any of which could materially adversely affect our operations and ability to implement our business strategy.

*We may incur unexpected costs or liabilities as a result of the Acquisition.*

Although we conducted what we believed to be a prudent and thorough level of investigation in connection with the Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of the acquired business or assets. Following our acquisition of HBMS, we may discover that we have acquired substantial undisclosed liabilities. Such liabilities could have an adverse impact on our business, financial condition, results of operations or cash flows.

*Restrictive covenants in the indenture governing the Notes and the proposed new credit facility may prevent us from pursuing business activities that could otherwise improve our results of operations.*

The terms of the indenture governing the Notes limit our ability to, among other things:

- incur additional indebtedness or contingent obligations;
- enter into sale and leaseback transactions;
- make investments;
- grant liens;
- make capital expenditures;
- enter into transactions with affiliates;
- sell assets; and
- acquire the assets of, or merge or consolidate with, other companies.

We expect that the proposed new credit facility will have similar restrictive covenants and will further require us to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these restrictive covenants and financial ratios, as well as those that may be contained in any future debt agreements, may impair our ability to finance our future operations or capital needs or to take advantage of other favourable business opportunities. Our ability to comply with these restrictive covenants and financial ratios will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these restrictive covenants or financial ratios will result in a default under the particular debt instrument, which could permit acceleration of the indebtedness under that instrument and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, we may not have sufficient funds available to make the required payments under our debt agreements. If we are unable to repay amounts owed under the terms of the credit agreement governing any credit facility that we may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, we may not be able to fully repay the notes, if at all.

**Risks Relating to Our Business**

*The market price of metals is volatile.*

Our earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond our control, including the general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals has fluctuated widely in recent years. Future price declines may materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

Furthermore, a significant decrease in commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our reserve estimates and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We may in the future engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect us, to some extent, against low metal prices, they also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

*Our operations are subject to currency fluctuations.*

As our core operations will be located in Canada following the Acquisition, our costs and expenses will primarily be in Canadian dollars. However, our revenue is tied to market prices for zinc and copper, which are denominated in United States dollars. If the Canadian dollar gains value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

*We may engage in hedging activities to minimize the effects of declines in metal prices.*

We may in the future engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect us, to some extent, against low metal prices, they also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

*We face significant environmental risks.*

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For example, on September 25, 2004, the Canadian federal government issued a proposed notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex in Manitoba. The proposed notice would set target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels. There is no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control that may result in a requirement to remediate that could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those

suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

*We are subject to substantial government regulation.*

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities (including those of HBMS) are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations.

*The costs of compliance with the Kyoto Protocol could have a material adverse effect on our operations.*

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but will do so shortly. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations.

*Increased concentrate costs could adversely affect our operations.*

We rely on the availability of reasonably priced copper and, to a lesser extent, zinc concentrate to operate the HBMS metallurgical complex at full capacity. Production of concentrate from the HBMS Mines has not been sufficient to operate the metallurgical plants at full capacity. As a result, in the past, HBMS has purchased significant quantities of copper and, to a lesser degree, zinc concentrate from third parties. See "Our Business — Operations". Following the Acquisition, we expect to continue to purchase large amounts of copper concentrate from third parties. Our purchases of copper and zinc concentrate may increase significantly in the future as a result of declining production at the HBMS Mines, which may adversely affect our profitability as processing purchased concentrate is less profitable than domestic concentrate.

The availability of concentrate may be influenced by a number of factors, many of which are not within our control, including operational difficulties at the concentrate suppliers' mines. Shortages of these concentrates have occurred in the past and may occur in the future. We do not have any purchased zinc concentrate contracts in place. Although we have such contracts for copper concentrate, no assurance can be given that agreed upon quantities will be provided by the applicable supplier or that, if supplied, they will be sufficient for our purposes. The price we pay for concentrate is dependent upon (i) treatment and refining charges, which are set at market prices on the basis of supply and demand for concentrate, and agreed between the vendors of the concentrate and HBMS, and (ii) freight costs of transporting the concentrate to HBMS' Flin Flon metallurgical complex, each of which can vary significantly. Accordingly, any price increase in, or reduced availability of, concentrate will adversely affect our profitability and the economic viability of our processing operations.

*Our exploration activities may not result in discoveries of commercial quantities of ore.*

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot assure you that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

*Estimates of mineral reserves and projected cash flows may prove to be inaccurate.*

There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in this Prospectus are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in this Prospectus, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

*Mining operations are inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business; Insurance may not cover these risks and hazards adequately or at all.*

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc metal and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mines and other producing facilities resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

*Title to some of our mineral properties may be challenged or defective.*

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties (including the properties to be acquired in connection with the Acquisition), there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

*We may not be able to acquire desirable mining assets in the future.*

One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in our current or future debt instruments may restrict and limit our ability to pursue future acquisitions. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

*Intense competition could reduce our market share or harm our financial performance.*

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

*Increased energy prices could adversely affect our operations.*

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

*Our revenues will be dependent on our metal production; sustaining current production levels or increasing our mineral production depends on our ability to bring new mines into production and to expand mineral reserves at existing mines.*

We generate revenues primarily through the production and sale of metals. Subject to any future expansion or other development, production from existing operations at the HBMS Mines is expected to decline over the LOM. In addition, these production estimates and the life-of-mine estimates included in this Prospectus may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mineral reserves and mineral resources is largely dependent on market conditions, the regulatory environment and available technology. As a result, our ability to maintain our current production or increase our annual production of metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

*Reclamation and mine closure costs could adversely affect our cash flow from operations.*

In view of the uncertainties concerning future removal and site restoration costs on our properties including those held by HBMS, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. At the request of ONTZINC, Howe prepared a worst case scenario estimate of the total environmental capital costs for closure and reclamation of $92 million. As shown in the financial statements of HBMS Parent, at December 31, 2003, we estimated that total reclamation costs relating to the closure of all of our facilities in Manitoba and Saskatchewan will be approximately $51.1 million. The Provinces of Saskatchewan and Manitoba have informed us that, in their view, the HBMS estimate of reclamation costs is too low and that the security for the reclamation obligations may not be sufficient. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security that HBMS provides to the governments of the Provinces of Saskatchewan and Manitoba consists of the equipment, buildings and fixtures located at the HBMS metallurgical complex. In connection with their informing us of a potential deficiency in the HBMS estimate of reclamation obligations, we will provide additional security in the form of a letter of credit in the amount of $13 million pending the outcome of a new reclamation feasibility study. We expect to provide for this by using a portion of the net proceeds of the Offering. However, the Provinces may require further financial assurances. To the extent that the value of the collateral provided to the Provinces is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.

Although we accrue for future closure costs, we do not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot assure you that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable to fund the removal and site restoration costs, regulatory authorities may foreclose on the collateral securing those obligations. We may not have sufficient capital resources to further supplement our existing security. Additionally, any capital resources that we do utilize for this purpose will reduce our resources available for our operations and commitments, including satisfying our obligations on the notes.

*The temporary shutdown of any of our operations could expose us to significant costs and adversely affect our access to skilled labour.*

From time to time, we may have to temporarily shutdown our copper smelting and/or zinc refining operations or one or more of our mines if they are no longer considered commercially viable. There are a number of factors that may cause our operations to be no longer commercially viable, many of which are beyond our control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of zinc or copper or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, we will have to continue to expend capital to maintain the plant and equipment. We may also incur significant labour costs as a result of a temporary shutdown if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the copper smelting and/or zinc refining operations are shutdown for an extended period of time, we may be required to engage in environmental remediation of the plant sites, which would require us to incur additional costs. Given the costs involved in a temporary shutdown of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial conditions.

*We are required to obtain government permits in order to conduct mining operations.*

Government approvals and permits are currently required in connection with all of our operations and further approvals and permits may be required in the future. We must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

*Disruption of transportation services or increased transportation costs could have a material adverse effect on our business, financial condition and results of operations.*

At the HBMS properties, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrates to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing and to our customers. We may have similar dependencies at future mining and processing operations. Disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products becomes unavailable, our ability to market our products could suffer. Additionally, increases in our transportation costs relative to those of our competitors could make our operations less competitive and could affect our profitability.

*We are dependent upon key management personnel and executives.*

We are dependent upon a number of key management personnel, including the services of certain key HBMS employees. Our ability to manage our exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We have not entered into agreements for the employment of any of these key individuals after the Acquisition. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel. We do not maintain "key person" life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on us.

*Our business will depend on good relations with our employees.*

Production at our mining operations depends on the efforts of our employees. Although certain HBMS unionized employees have agreed to "no-strike" clauses in their collective bargaining agreements, which run until 2012, there can be no assurance that our business will not suffer from work stoppages. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or otherwise in our relationship with our employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our business, results of operations and financial condition.

*We are exposed to credit risk from customers to whom CMM provides credit in the normal course of its operations and in connection with certain derivative contracts.*

Our accounts receivable are with CMM. CMM provides credit to its customers in the normal course of its operations. Although CMM mitigates credit risk by carrying out credit evaluations on its customers, making a significant portion of its sales on a cash basis and maintaining insurance on its accounts receivable, if customers default on the credit extended to them, results of operations could be materially adversely affected. Further, we enter into derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we will be further exposed to credit risk.

**Risks Relating to the Offering**

*There is no market for the active trading of Subscription Receipts and no market is expected to develop.*

There is currently no market through which the Subscription Receipts may be sold. Therefore purchasers of Subscription Receipts may not be able to resell Subscription Receipts purchased under this Prospectus. We have applied to list the Common Shares and the Warrants issuable upon exchange of the Subscription Receipts on the TSX. Listing will be subject to us fulfilling all listing requirements of the TSX.

*Our share price may be adversely affected by factors beyond our control.*

Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in zinc and copper prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities continue to not follow our securities; the lessening in trading volume and general market interest in our securities may affect an investor's ability to trade significant numbers of Common Shares; and the size of our public float may limit the ability of some institutions to invest in our securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

## LEGAL PROCEEDINGS

In May 2004, a number of plaintiffs initiated an action, in the State of North Carolina, against Zochem, CMM and a number of other defendants seeking damages in an unspecified amount and alleging that they had been injured as a result of an explosion that occurred at a pharmaceutical plant. The plaintiffs have alleged that Zochem and/or CMM designed, manufactured, sold and supplied chemicals used in the manufacture of a rubber compound that were dangerous, defective and susceptible to causing explosions. HBMS has retained legal counsel in North Carolina and cannot currently assess its potential liability in relation to this claim.

An action has been commenced against Hudson Bay Exploration and Development Company Limited, Anglo American Exploration (Canada) Ltd. and certain employees claiming a breach of confidence relating to mining claims staked by the defendants in Northern Québec. The plaintiff has alleged that the defendants misused confidential information to its detriment. The plaintiff is seeking, among other things, to have the claims transferred to the plaintiff, along with unspecified damages.

In 1994, HBMS received $18.5 million pursuant to a litigation settlement agreement. The Canada Revenue Agency has questioned HBMS' treatment of the receipt of these funds as non-taxable damages. HBMS has had discussions with the Canada Revenue Agency in this regard, and this matter may lead to litigation.

HBMS has been named as a co-defendant in two actions alleging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of HBMS' former subsidiaries constructed and operated the dam until it was transferred to SaskPower in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. No further steps have been taken by the plaintiffs to proceed with their claims since 1995.

A claim has been filed against HBMS in relation to the workplace death of an employee. We understand that such a claim is statute barred pursuant to the *Workers Compensation Act.* We understand that HBMS believes that it has a good defence to this claim and that HBMS should not be held liable in respect of this claim. The Chief Medical Examiner of the Province of Manitoba has also commenced an inquest into this workplace death. The inquest is currently underway. In November 2004, the claim was denied by the Workers Compensation Board.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or as disclosed elsewhere in this Prospectus, none of our directors, executive officers or principal shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect us or any of our subsidiaries.

### Financial Assistance for the Balmat Acquisition

In connection with our purchase of the Balmat Mine, St. Lawrence Zinc Company LLP, one of our subsidiaries received assistance from Frame Mining Company ("FMC"), a company controlled by a former Chief Executive Officer and a former director of ONTZINC. FMC advanced US$1 million to our subsidiary in order for it to assume an environmental bond. Further, FMC provided security on a proposed US$4 million project loan to our subsidiary. As security for these debts, we pledged a 51% interest in our subsidiary. Under the terms of the agreement, 26% of the ownership interest held as security was released to us after the repayment of the US$1 million advanced by FMC and an additional payment of US$200,000. The remaining 25% ownership interest held as security was released upon the final payment of US$800,000 to FMC.

### Settlement of Debt

In 2003, we settled $362,724 of related party debts through the issuance of 3,022,691 Common Shares.

**Agreements with Frame Parties**

Pursuant to an agreement dated June 17, 2004 (the "June Agreement"), Frame Mining Corporation, Curraghdale Inc. and Curraghdale Corp. (collectively the "Frame Parties") sold to Gregory J. Peebles, who was then the Chairman and Chief Executive Officer of ONTZINC, 20,000,000 common shares and 9,544,798 common share purchase warrants of ONTZINC. The June Agreement provided for an aggregate purchase price of $3,600,000. Of this purchase price, $15,000 was paid on June 17, 2004, $180,000 is payable in twelve consecutive monthly instalments of $15,000 each with each instalment payable on the 20th day of each month, beginning on July 20, 2004 and ending on June 20, 2005 and the balance of $3,405,000 payable on July 2, 2005. The outstanding balance of the purchase price is secured by a pledge of the purchased securities and recourse of the Frame Parties is limited to the purchased securities. As of the date hereof, Mr. Peebles has advised ONTZINC that he has made all monthly instalments required to be made. If the purchased securities are sold prior to full payment therefor, for greater than the original $0.18 purchase price per share, or if on the day prior to the date the balance of the purchase price is payable, the trading price of the Common Shares exceeds $0.18 or $0.20 in the case of the warrants, the Frame Parties are entitled to receive from Mr. Peebles 20% of the excess subject to an aggregate limit of $5 million. Mr. Peebles disclosed the terms of this agreement to certain members of the board of directors of ONTZINC on December 8, 2004.

On December 8, 2004, Mr. Peebles, the Frame Parties and Mr. Clifford Frame entered into a further agreement (the "December Agreement"). Mr. Peebles also signed the December Agreement on behalf of ONTZINC although no other officers or directors of ONTZINC reviewed the December Agreement prior to its execution and, accordingly, the binding nature of this Agreement on ONTZINC is uncertain. The December Agreement provides that Mr. Peebles is entitled to satisfy the unpaid portion of the purchase price under the June Agreement by paying $1,500,000 to the Frame Parties. Of this sum, $1,000,000 is payable upon the Closing of the Acquisition and the balance of the amount is payable no later than January 17, 2005. In addition, the December Agreement provides that ONTZINC is to pay on the Closing of the Acquisition $120,000 to Frame Mining Corporation and Curraghdale Inc. to settle claims made by Curraghdale Inc. for compensation for services rendered by Mr. Clifford Frame from November 1, 2003 to April 21, 2004 in his then capacity as Chairman and Chief Executive of ONTZINC and with respect to a claim by Frame Mining Corporation for repayment of a $10,000 loan. The December Agreement further provides that ONTZINC is to make available to the Frame Parties for subscription on the date of the Closing of the Acquisition up to 20,000,000 Subscription Receipts offered by this Prospectus at the Offering Price. Under the December Agreement, the above arrangements are required to be completed on or before the Closing of the Acquisition and in any event not later than December 31, 2004, failing which the December Agreement will be of no further force and effect.

**September Private Placement**

Mr. Peebles and Mr. Irwin, our Corporate Secretary and a director, purchased 10 million units and 200,000 units of ONTZINC, respectively, pursuant to the private placement completed on September 30, 2004, at a price of $0.05 per unit. In the course of reviewing this Prospectus, the Ontario Securities Commission raised concerns that these transactions occurred when Mr. Peebles and Mr. Irwin may have had material undisclosed information concerning the Acquisition that had not been generally disclosed. In response to these concerns, but without admitting any impropriety or unlawful conduct, Mr. Peebles and Mr. Irwin have returned to ONTZINC the securities acquired by them in the private placement, at the original subscription price of $0.05 per unit. ONTZINC has cancelled these securities.

**Resignation of Gregory J. Peebles**

On December 10, 2004, the mutual decision was made by ONTZINC and Mr. Peebles that he should resign as Chairman, Chief Executive Officer and a director of ONTZINC. A severance agreement has been entered into, pursuant to which ONTZINC has agreed to pay Mr. Peebles, on the closing of this offering, the sum of $500,000. At the time of his severance, Mr. Peebles was being compensated at the rate of $500,000 per year and he was eligible for an annual bonus equal to up to 100% of his annual salary, such bonus, if any, to be determined by the directors of ONTZINC. Mr. Peebles was also entitled to various perquisites commensurate with his position.

## AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, Toronto, Ontario.

The Escrow Agent for the Subscription Receipts is Equity Transfer Services Inc. at its principal offices in Toronto, Ontario. The transfer agent and registrar for the Common Shares is Equity Transfer Services Inc. at its principal offices in Toronto, Ontario.

## MATERIAL CONTRACTS

The only material contracts entered into by us within the two years prior to the date hereof or which will be entered into in connection with the Offering, other than in the ordinary course of business, are as follows:

1. the Acquisition Agreement referred to under the heading "General Development of the Business — Acquisition of HBMS";
2. the Balmat Acquisition Agreement referred to under the heading "General Development of the Business of the Company";
3. the Rights Plan referred to under the heading "Description of Securities being Distributed — Rights";
4. the Agency Agreement referred to under the heading "Plan of Distribution";
5. the Subscription Receipt Agreement referred to under the heading "Description of Securities Being Distributed"; and
6. the Warrant Indenture referred to under the heading "Description of Securities being Distributed — Warrants".

Copies of the foregoing agreements may be inspected at our head office during normal business hours during the period of distribution of the securities qualified hereunder and for a period of 30 days thereafter.

## EXPERTS

Certain legal matters relating to the distribution of the Subscription Receipts will be passed upon by Cassels Brock & Blackwell LLP, on our behalf, and by Ogilvy Renault, on behalf of the Agents.

## PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in several provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase the securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. A purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

## GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this Prospectus

| | |
|---|---|
| "basalt" | A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene; the fine-grained equivalent of gabbro. Nepheline, olivine, orthopyroxene, or quartz may be present. Adj. basaltic. |
| "CIM" | Canadian Institute of Mining, Metallurgy and Petroleum. |
| "concentrator" | A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill. |
| "double-drum hoist" | A hoist with two drums that can be driven separately or together by a clutch. |
| "felsic" | A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite. |
| "grade" | The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.<br><br>Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis.<br><br>Recovered grade — is actual metal grade realized by the metallurgical process and treatment of ore, based on actual experience or laboratory testing. |
| "hectare" | One hectare equals 2.47 acres. |
| "Kt" | One thousand tonnes. |
| "mafic" | Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals. |
| "metallurgy" | The science of extracting metals from ores by mechanical and chemical processes and preparing them for use. |
| "mine" | An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings. |
| "mineral reserves" | That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories: |

"proven mineral reserves"
That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"probable mineral reserves"
That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resources"
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

"measured mineral resource"
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"indicated mineral resource"
That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource"
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"mineralization"
The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

"Mm"
Millions.

"mm"
Millimetres (0.001 metres).

"NI 43-101"
National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

"ore"
A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"ounce" or "oz"
Troy ounce, equal to approximately 31.103 grams.

| | |
|---|---|
| "pressure leaching" | In chemical extraction of valuable ore constituents, use of an autoclave to speed processing by means of increased temperatures and pressures. |
| "recovery" | A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present. |
| "roasting" | Heating an ore to effect some chemical change that will facilitate smelting. |
| "stratiform" | Having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion. |
| "stratigraphic sequence" | A chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption; e.g., a sequence of bedded rocks of interregional scope, bounded by unconformities. |
| "stratigraphy" | The science of rock strata. It is concerned not only with the original succession and age relations of rock strata but also with their form, distribution, lithologic composition, fossil content, geophysical and geochemical properties; indeed, with all characters and attributes of rocks as strata; and their interpretation in terms of environment or mode of origin, and geologic history. |
| "tailings" | The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore. |
| "ton" | An English unit of measurement 1,102 kilograms. |
| "tonne" | A metric tonne, 1,000 kilograms or 2,204.6 pounds. |

**Conversion Table**

| To Convert | To | Multiply by |
|---|---|---|
| Short tons | Tonnes | 1.10231 |
| Long tons | Tonnes | 0.98422 |
| Pounds | Tonnes | 2204.62 |
| Ounces (troy) | Tonnes | 32,150 |
| Ounces (troy) | Kilograms | 32.150 |
| Ounces (troy) | Grams | 0.03215 |
| Ounces (troy)/short ton | Grams/tonne | 0.02917 |
| Acres | Hectares | 2.47105 |
| Miles | Kilometres | 0.62137 |
| Feet | Metres | 3.28084 |

## INDEX TO FINANCIAL STATEMENTS

*Unaudited Pro Forma Consolidated Financial Statements of*

**ONTZINC CORPORATION**

*September 30, 2004*

## COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To: The Directors of ONTZINC Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of ONTZINC Corporation (the "Corporation" or "ONTZINC") as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures.

1. Compared the figures in the columns captioned ONTZINC to the unaudited consolidated financial statements of the Corporation as at September 30, 2004 and for the nine months then ended and the audited consolidated financial statements of the Corporation for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned HBMS to the unaudited consolidated financial statements of 152640 Canada Inc., the parent company of Hudson Bay Mining and Smelting Co., Limited, ("HBMS") as at September 30, 2004 and for the nine months then ended and the audited financial statements of HBMS for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
4. The officials:
   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation.
5. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ONTZINC and HBMS as at September 30, 2004 and for the nine months then ended and for the year ended December 31, 2003, and found the amounts in the column captioned pro forma to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
December 14, 2004

/s/ KPMG LLP
Chartered Accountants

**ONTZINC CORPORATION**
**UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET**
**September 30, 2004**
**($000)**

| | ONTZINC | HBMS | Pro forma adjustments (note 2) | | Pro forma |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current assets** | | | | | |
| Cash | $ 2,951 | $ 25,908 | $ (299,194) | (a) | $ 36,120 |
| | | | (13,000) | (a) | |
| | | | 114,152 | (b) | |
| | | | 205,303 | (c) | |
| Accounts receivable | — | 70,744 | — | | 70,744 |
| Inventories | — | 87,205 | — | | 87,205 |
| Prepaid expenses and other current assets | 399 | 11,596 | — | | 11,995 |
| Current portion of fair value of derivatives | — | 8,486 | — | | 8,486 |
| | 3,350 | 203,939 | 7,261 | | 214,550 |
| Restricted cash | — | — | 13,000 | (a) | 13,000 |
| Investments | — | 152 | — | | 152 |
| Property, plant and equipment | 126 | 367,409 | — | | 367,535 |
| Mining properties, leases and deferred exploration expenses | 9,227 | — | — | | 9,227 |
| Environmental deposits | 1,841 | — | — | | 1,841 |
| Fair value of derivatives | — | 5,259 | — | | 5,259 |
| Deferred financing costs | 135 | — | 9,300 | (c) | 9,435 |
| Deferred acquisition costs | 760 | — | (760) | (a) | — |
| | $ 15,439 | $ 576,759 | $ 28,801 | | $620,999 |
| **LIABILITIES** | | | | | |
| **Current liabilities** | | | | | |
| Accounts payable and accrued liabilities | $ 1,770 | $ 67,256 | $ — | | $ 69,026 |
| Current portion of obligations under capital lease | — | 2,748 | — | | 2,748 |
| Current portion of long-term debt | — | 2,000 | — | | 2,000 |
| Current portion of fair value of derivatives | — | 2,092 | — | | 2,092 |
| | 1,770 | 74,096 | — | | 75,866 |
| Obligations under capital leases | — | 10,836 | — | | 10,836 |
| Debt obligations | 1,839 | 15,500 | — | | 17,339 |
| Pension obligation | — | 34,684 | 18,000 | (a) | 52,684 |
| Other employee future benefits | — | 38,168 | 31,147 | (a) | 69,315 |
| Asset retirement obligations | 822 | 32,818 | — | | 33,640 |
| Fair value of derivative instruments | — | 855 | — | | 855 |
| Deferred charge derivative instruments | — | 6,653 | — | | 6,653 |
| Other non-current liabilities | — | 1,048 | | | 1,048 |
| Senior secured notes | — | — | 214,603 | (c) | 214,603 |
| Redeemable preferred shares | — | 1,270,241 | (1,270,241) | (a) | — |
| **SHAREHOLDERS' EQUITY** | | | | | |
| Common shares | 25,647 | 15,021 | (15,021) | (a) | 3,668 |
| | | | (21,979) | (d) | |
| Subscription receipts | — | — | 114,152 | (b) | 114,152 |
| Acquisition securities consideration | — | — | 13,000 | (a) | 13,000 |
| Share subscription receivable | (340) | — | — | | (340) |
| Warrants | 6,554 | — | — | | 6,554 |
| Contributed surplus | 2,740 | 117,847 | (117,847) | (a) | 2,740 |
| Equity component of convertible debentures | 1,250 | — | — | | 1,250 |
| Cumulative translation adjustment | — | (277) | 277 | (a) | — |
| Deficit | (24,843) | (1,040,731) | 1,040,731 | (a) | (2,864) |
| | | | 21,979 | (d) | |
| | 11,008 | (908,140) | 1,035,292 | | 138,160 |
| | $ 15,439 | $ 576,759 | $ 28,801 | | $620,999 |

*The accompanying notes form an integral part of these pro forma financial statements.*

Approved by the Board:

(Signed) Richard W. Brissenden

(Signed) Peter George

## ONTZINC CORPORATION

## PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

### For The Nine Month Period Ended September 30, 2004

### ($000)

| | ONTZINC | HBMS | Pro forma adjustments (note 3) | | Pro forma |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Net sales | $ — | $385,026 | $ — | | $ 385,026 |
| Other income | 19 | 7,088 | — | | 7,107 |
| | 19 | 392,114 | — | | 392,133 |
| Costs and expenses: | | | | | |
| Operating | — | 308,378 | — | | 308,378 |
| General and administrative | 5,208 | 6,068 | — | | 11,276 |
| Depreciation, depletion, amortization and accretion expense | 168 | 41,168 | 996 | (b) | 42,332 |
| Foreign exchange loss | 64 | 2,192 | — | | 2,256 |
| Gain on derivative instruments | — | (4,342) | — | | (4,342) |
| Interest expense | 723 | — | 15,492 | (a) | 16,215 |
| | 6,163 | 353,464 | 16,488 | | 376,115 |
| Earnings (loss) before income taxes | (6,144) | 38,650 | (16,488) | | 16,018 |
| Income taxes expense (recovery) | (397) | (150) | — | | (547) |
| Earnings (loss) for the period | $ (5,747) | $ 38,800 | $ (16,488) | | $ 16,565 |
| Earnings (loss) per share (note 4) | | | | | |
| Basic | $ (0.89) | | | | $ 0.24 |
| Diluted | $ (0.89) | | | | $ 0.24 |
| Weighted average number of common shares outstanding (note 4) | | | | | |
| Basic | 6,431,090 | | | | 67,788,868 |
| Diluted | 6,431,090 | | | | 68,200,084 |

*The accompanying notes form an integral part of these pro forma financial statements.*

## ONTZINC CORPORATION

## PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

### For The Year Ended December 31, 2003

### ($000)

| | OntZinc | HBMS | Pro forma adjustments (note 3) | | Pro forma |
|---|---|---|---|---|---|
| Revenues: | | | | | |
| Net sales | $ — | $ 417,914 | $ — | | $ 417,914 |
| Other income | 8 | 843 | — | | 851 |
| | 8 | 418,757 | — | | 418,765 |
| Costs and expenses: | | | | | |
| Operating | — | 430,626 | — | | 430,626 |
| General and administrative | 5,354 | 6,907 | — | | 12,261 |
| Depreciation, depletion, amortization and accretion expense | 39 | 72,787 | 1,329 | (b) | 74,155 |
| Exploration | — | 5,550 | — | | 5,550 |
| Foreign exchange loss (gain) | (207) | (37,272) | — | | (37,479) |
| Interest expense | — | — | 20,656 | (a) | 20,656 |
| Asset impairment | — | 268,944 | — | | 268,944 |
| | 5,186 | 747,542 | 21,985 | | 774,713 |
| Loss before taxes | (5,178) | (328,785) | (21,985) | | (355,948) |
| Income tax expense | — | 1,318 | — | | 1,318 |
| Loss for the period | $ (5,178) | $(330,103) | $ (21,985) | | $ (357,266) |
| Basic and diluted loss per share (note 4) | $ (1.37) | | | | $ (5.49) |
| Weighted average number of common shares outstanding (note 4) | 3,769,596 | | | | 65,127,374 |

*The accompanying notes form an integral part of these pro forma financial statements.*

# ONTZINC CORPORATION

## NOTES TO CONSOLIDATED PRO FORMA BALANCE SHEET AND STATEMENTS OF INCOME

## (000s)

### 1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial information as at September 30, 2004, for the nine months ended September 30, 2004 and for the year ended December 31, 2003 is based on the historical financial statements of ONTZINC Corporation (the "Corporation") and Hudson Bay Mining and Smelting Co., Limited ("HBMS"). The pro forma consolidated financial statements have been compiled from information in the:

a) audited financial statements of the Corporation for the year ended December 31, 2003;

b) unaudited financial statements of the Corporation for the nine months ended September 30, 2004;

c) audited financial statements of HBMS for the year ended December 31, 2003;

d) unaudited financial statements of HBMS for the nine months ended September 30, 2004; and

e) the additional information described in the "Pro Forma Transactions" below.

The unaudited pro forma consolidated financial statements should be read in conjunction with the Corporation's historical financial statements and accompanying notes for its fiscal year ended December 31, 2003 and the nine month period ended September 30, 2004 and HBMS's historical financial statements and accompanying notes for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004, each included elsewhere in this Prospectus.

The financial statements of the Corporation and of HBMS used in the preparation of these pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Corporation has reviewed the accounting policies of HBMS and believe they are materially consistent with the Corporation's accounting policies. No adjustments have been made to the pro forma financial statements to conform accounting policies.

The unaudited pro forma balance sheet as at September 30, 2004 gives effect to the acquisition of HBMS and the issuance of the senior secured notes and subscription receipts as if they had occurred on September 30, 2004. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give effect to the acquisition of HBMS and the issuance of the senior secured notes and subscription receipts as if they occurred on January 1, 2003.

The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it necessarily indicative of future results that may occur.

Pro forma adjustments are necessary to reflect the issuance of subscription receipts and the subsequent exchange into common shares and warrants of the Corporation, the acquisition of HBMS, the issuance of senior secured notes and related interest and estimated transaction costs. The pro forma adjustments and allocation of the purchase price for HBMS are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator. The final valuation will be based on the actual net tangible and intangible assets of HBMS that exist as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial statements. In addition, the impact of integration activities, the timing of the completion of the acquisition and other changes in HBMS' net tangible and intangible assets prior to completion of the acquisition could cause material differences in the information presented.

There were no intercompany balances or transactions between the Corporation and HBMS.

### 2. PRO FORMA TRANSACTIONS

(a) Acquisition of HBMS:

On October 7, 2004, the Corporation entered into a share purchase agreement to acquire from Anglo American International, S.A. all of the outstanding shares of 152640 Canada Inc., which holds all of the outstanding shares of HBMS, for a purchase price of $325 million, subject to adjustments on closing estimated to be $12,806 (net cash purchase price of approximately $312 million). The purchase price is payable as to $299,194 in cash and $13 million in units, each unit consisting of one common share and one half share purchase warrant. Each whole common share purchase warrant will entitle the holder thereof to purchase one common share at a price of $0.105 per common share at any time five years after the date of the acquisition. Proceeds from the sale of the Acquisition Securities Consideration will be used to provide additional security in the form of a letter of credit in respect of HBMS' reclamation liabilities and has been reflected as restricted cash on the pro forma consolidated balance sheet.

The acquisition will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date.

**(000s)**

**2. PRO FORMA TRANSACTIONS (Continued)**

The preliminary allocation of the total consideration to the assets acquired and liabilities assumed is as follows:

| | |
|---|---|
| Purchase price | $312,194 |
| Book value of net assets acquired, including redeemable shares | 362,101 |
| Excess of net asset over purchase price | $ 49,907 |
| Allocated to: | |
| Pension obligation | $ 18,000 |
| Other employee future benefits | 31,907 |
| | $ 49,907 |

The Corporation has preliminarily allocated the excess of the net assets over the purchase price to the pension obligation and other employee future benefits.

The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator based on the actual net tangible and intangible assets of HBMS that exist as of the date of the completion of the transaction. Any final adjustments may change the allocation of the purchase price which could affect the values preliminarily assigned to the assets acquired and liabilities assumed, and such adjustments may be material.

(b) Issuance of subscription receipts:

To reflect the issuance of subscription receipts and exchange into common shares and warrants of 55,580 subscription receipts (after consolidation) for gross proceeds of $125,055, and assumed issue costs of $10,903, for net proceeds of $114,152.

(c) Issuance of senior secured notes:

In connection with the acquisition of HBMS, a newly incorporated subsidiary of the Corporation will be completing an issuance of US$175,000 ($214,603) senior secured notes due January, 2012 bearing interest at 9⅝%. Estimated costs of completing the issuance of the senior secured notes include Underwriters' fees of $5,900 and other costs of $3,400.

(d) Stated capital reduction:

To reflect the elimination of the Corporation's historical deficit through a stated capital reduction of $21,979.

**3. ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS:**

(a) To record 9 months and 12 months of interest, respectively, on the senior secured debentures.

(b) To record 9 months and 12 months of amortization, respectively, of the deferred financing costs related to the issuance of the secured subordinate notes.

**4. EARNINGS (LOSS) PER SHARE**

The calculation of basic earnings (loss) per share in the pro forma consolidated statements of operations is based on the pro forma number of common shares of the Corporation outstanding for the nine months ended September 30, 2004 and the year ended December 31, 2003 had the issuance of the common shares of the Corporation related to the pro forma transactions taken place on January 1, 2003.

The calculation of diluted earnings per share in the pro forma statement of earnings for the nine months ended September 30, 2004 is based on the pro forma number of common shares of the Corporation had the issuance of the common shares of the Corporation related to the pro forma transactions taken place on January 1, 2004. Potentially dilutive common shares outstanding as of September 30, 2004 have also been included in the determination of the weighted average number of common shares outstanding under the treasury stock method.

The share consolidation on a 30 for 1 basis, as outlined in the Prospectus, has been reflected as if the consolidation had taken place on January 1, 2003.

*Consolidated Financial Statements of*

**152640 CANADA INC.**

*For the financial years ended December 31, 2003, 2002 and 2001 and for the nine month periods ended September 30, 2004 and 2003*

## AUDITORS' REPORT

To the Director of
152640 Canada Inc.

We have audited the consolidated balance sheets of 152640 Canada Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Winnipeg, Manitoba
October 25, 2004

/s/ DELOITTE & TOUCHE LLP
Chartered Accountants

## 152640 CANADA INC.

## CONSOLIDATED BALANCE SHEETS

**(expressed in Canadian dollars)**

| | September 30, 2004 | December 31 2003 | December 31 2002 |
|---|---|---|---|
| | $000 (unaudited) | $000 | $000 |
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | 25,908 | 3,527 | 4,003 |
| Accounts receivable | 71,964 | 63,911 | 60,484 |
| Less: allowance for doubtful items | (1,220) | (1,180) | (1,071) |
| Inventories (note 4) | 87,205 | 80,885 | 78,154 |
| Prepaid expenses and other assets | 11,596 | 6,865 | 12,172 |
| Current portion of fair value of derivatives (note 14) | 8,486 | — | — |
| | 203,939 | 154,008 | 153,742 |
| Investments (note 5) | 152 | 152 | 152 |
| Property, plant and equipment (note 6) | 367,409 | 358,236 | 579,524 |
| Fair value of derivatives (note 14) | 5,259 | — | — |
| | 576,759 | 512,396 | 733,418 |
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Accounts payable | 42,410 | 49,412 | 55,954 |
| Accrued liabilities | 24,846 | 18,032 | 17,433 |
| Current portion of obligations under capital lease (note 7) | 2,748 | 13 | 123 |
| Current portion of long-term debt (note 8) | 2,000 | 2,000 | 479,522 |
| Current portion of fair value of derivatives (note 14) | 2,092 | — | — |
| | 74,096 | 69,457 | 553,032 |
| Obligations under capital leases (note 7) | 10,836 | — | 13 |
| Debt obligations (note 8) | 15,500 | 17,500 | 19,500 |
| Pension obligation (note 9) | 34,684 | 33,669 | 34,596 |
| Other employee future benefits (note 10) | 38,168 | 36,608 | 34,085 |
| Asset retirement obligation (note 2) | 32,818 | 30,825 | 36,884 |
| Fair value of derivative instruments (note 14) | 855 | — | — |
| Deferred charge derivative instruments (note 14) | 6,653 | — | — |
| Other non-current liabilities | 1,048 | 1,010 | 2,907 |
| | 214,658 | 189,069 | 681,017 |
| Redeemable preferred shares (note 11) | 1,270,241 | 1,270,241 | 668,967 |
| | 1,484,899 | 1,459,310 | 1,349,984 |
| **SHAREHOLDER'S EQUITY (DEFICIENCY)** | | | |
| Common shares — Issued 122,348 shares (note 11) | 15,021 | 15,021 | 15,021 |
| Contributed surplus (note 11) | 117,847 | 117,847 | 117,847 |
| Deficit | (1,040,731) | (1,079,531) | (749,428) |
| Cumulative translation adjustments | (277) | (251) | (6) |
| | (908,140) | (946,914) | (616,566) |
| | 576,759 | 512,396 | 733,418 |

**Nature of operations and going concern** (note 1); **Contingencies** (note 12); **Commitments** (note 18)

*The notes constitute an integral part of the consolidated financial statements.*

## 152640 CANADA INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

### (expressed in Canadian dollars)

| | For the nine months Ended September 30 | | For the years ended December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| **Revenue** | | | | | |
| Sales | 385,026 | 298,753 | 417,914 | 436,092 | 390,589 |
| Other income | 2,662 | 461 | 843 | 1,775 | 1,722 |
| Amortization of deferred charge of derivative instruments (note 14) | 4,426 | — | — | — | — |
| Business interruption insurance (note 19) | — | — | — | 1,701 | 17,272 |
| | 392,114 | 299,214 | 418,757 | 439,568 | 409,583 |
| **Costs and expenses** | | | | | |
| Operating | 308,378 | 316,188 | 430,626 | 440,431 | 417,364 |
| General and administrative | 6,068 | 5,141 | 6,907 | 9,561 | 10,321 |
| Depreciation and amortization | 39,902 | 53,475 | 70,709 | 66,429 | 73,327 |
| Accretion | 1,266 | 1,134 | 2,078 | 1,890 | 1,937 |
| Exploration | — | — | 5,550 | 4,538 | 2,130 |
| Foreign exchange (gain) loss | 2,192 | (34,931) | (37,272) | (2,021) | 33,021 |
| Gain on derivative instruments (note 14) | (4,342) | — | — | — | — |
| Asset impairment (note 6) | — | — | 268,944 | — | — |
| | 353,464 | 341,007 | 747,542 | 520,828 | 538,100 |
| Net earnings (loss) before taxes | 38,650 | (41,793) | (328,785) | (81,260) | (128,517) |
| Taxes (note 13) | 150 | (1,103) | (1,318) | (1,698) | (1,208) |
| Earnings (loss) for the period | 38,800 | (42,896) | (330,103) | (82,958) | (129,725) |
| Deficit — beginning of period | (1,079,531) | (749,428) | (749,428) | (666,470) | (536,745) |
| Deficit — end of period | (1,040,731) | (792,324) | (1,079,531) | (749,428) | (666,470) |

*The notes constitute an integral part of the consolidated financial statements.*

## 152640 CANADA INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**(expressed in Canadian dollars)**

| | For the nine months Ended September 30 | | For the years ended December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| **CASH GENERATED (UTILIZED BY):** | | | | | |
| **Operating activities** | | | | | |
| Earnings (loss) for the period | 38,800 | (42,896) | (330,103) | (82,958) | (129,725) |
| Items not affecting cash | | | | | |
| Depreciation and amortization | 39,902 | 53,476 | 70,709 | 66,428 | 73,327 |
| Asset impairment | — | — | 268,944 | — | — |
| Unrealized portion of change in fair value of derivatives | 281 | — | — | — | — |
| Amortization of deferred charge derivative instruments | (4,426) | — | — | — | — |
| Net change in non-cash working capital items (note 22) | (19,252) | 4,816 | (6,685) | 16,129 | (17,877) |
| Other non-cash operating items (note 23) | 4,578 | (5,073) | (6,604) | (11,418) | 4,714 |
| | 59,883 | 10,323 | (3,739) | (11,819) | (69,561) |
| **Investing activities** | | | | | |
| Capital expenditures | (47,896) | (89,305) | (118,366) | (112,897) | (188,523) |
| Proceeds from sale of investments | — | — | — | — | 87 |
| | (47,896) | (89,305) | (118,366) | (112,897) | (188,436) |
| **Financing activities** | | | | | |
| (Repayments) proceeds from bank | — | — | — | (2,291) | 528 |
| Proceeds from sales leaseback | 14,353 | — | — | — | — |
| Repayments of obligations under capital lease | (1,959) | (91) | (123) | (113) | (37) |
| (Repayments) proceeds from borrowings | (2,000) | (479,523) | (479,522) | (8,220) | 84,138 |
| Preferred shares issued | — | 574,973 | 601,274 | 126,054 | 186,657 |
| | 10,394 | 95,359 | 121,629 | 115,430 | 271,286 |
| **Change in cash and cash equivalents** | 22,381 | 16,377 | (476) | (9,286) | 13,289 |
| **Cash and cash equivalents — beginning of period** | 3,527 | 4,003 | 4,003 | 13,289 | — |
| **Cash and cash equivalents — end of period** | 25,908 | 20,380 | 3,527 | 4,003 | 13,289 |
| **Supplementary information** | | | | | |
| Non-cash acquisition of equipment | 1,177 | — | — | — | — |
| Interest paid | 557 | 732 | 748 | 9,104 | 17,105 |
| Capital tax paid | 161 | 1,613 | 2,094 | 1,720 | 1,108 |

*The notes constitute an integral part of the consolidated financial statements.*

# 152640 CANADA INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## For the Years Ended December 31, 2003, 2002 and 2001 (Audited) and the Nine Months Ended September 30, 2004 and 2003 (Unaudited) (expressed in Canadian dollars)

### 1. NATURE OF THE OPERATIONS AND GOING CONCERN

152640 Canada Inc. (the Company) is an indirect wholly-owned subsidiary of Anglo American plc (AAplc) (the Parent), a company incorporated in England and Wales. The Company, through its wholly-owned subsidiary, Hudson Bay Mining and Smelting Co., Limited, is a base metals producer. Hudson Bay Mining and Smelting Co., Limited's base metals facilities consist of mines, mills and a metallurgical complex for the extraction of copper and zinc. Hudson Bay Mining and Smelting Co., Limited also undertakes exploration and development activities. These activities are conducted in the provinces of Manitoba and Saskatchewan, Canada. Hudson Bay Mining and Smelting Co., Limited also operates a zinc oxide plant in Ontario. The Company requires the use of specialized facilities and technology and relies on such facilities to maintain their production levels. The Company is also affected by market prices of zinc and copper, operating costs and interest rates.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the Company's attainment of profitable operations, continued financial support from its shareholder, the ability of the Company to raise equity financing, external financings and further share issuances to meet the Company's liabilities as they become payable. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported loss for the year and the balance sheet classification used.

On October 7, 2004, the Parent entered into an agreement to sell the Company to ONTZINC Corporation of Toronto, Canada. The terms of the agreement are such that the closing of the sale, which is subject to the receipt of all necessary shareholder, regulatory and third party consents, satisfaction of customary closing conditions and the raising of the required financing, is to occur on or prior to January 1, 2005.

### 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are presented in Canadian dollars.

These consolidated financial statements include the financial statements of 152640 Canada Inc., its wholly-owned subsidiary, Hudson Bay Mining & Smelting Co., Limited and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint control. Inter-company accounts and transactions have been eliminated on consolidation.

The interim consolidated financial statements as at September 30, 2004 and for the nine-months ended September 30, 2004 and 2003 do not include all disclosures normally provided in annual consolidated financial statements. In management's opinion, the unaudited consolidated financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

The following is a summary of significant accounting policies of the Company:

*Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the use of management estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgement is applied include ore reserve determinations, in-process inventory quantities, plant and equipment lives and salvage values, contingent liabilities, future income tax valuation reserves, asset retirement obligation, fair value of derivative instruments, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

***Foreign currency translation***

Monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

The assets and liabilities of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholder's equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 — Foreign Currency Translation, in respect of foreign currency translation that eliminate the deferral and

## 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. The adoption of the standard, which has been applied retroactively with no restatement of prior periods, did not have a significant effect on the Company's financial statements.

*Revenue recognition*

Sales are recognized and revenues are recorded at market prices when title and the rights and obligations of ownership pass to the customer, collection is reasonably assured and the price is reasonably determinable. A number of the Company's products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. Subsequent variations in the final determination of metal weights, assay and price are recognized as revenue adjustments as they occur until the price is finalized.

*General and administrative expenses*

The Company classifies general and administrative expenses as those related to the corporate administrative activities of Hudson Bay Mining and Smelting Co., Limited which is principally comprised of senior executive compensation, corporate memberships, legal, audit, actuarial and public relations consulting.

*Taxes*

The provision for income and mining taxes is based on the liability method. Future income tax assets and liabilities are determined based on the difference between tax bases of the Company's assets and liabilities, and the respective amounts reported in the financial statements. Future tax assets or liabilities are calculated by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Future tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided. The Company has not recognized these assets.

*Cash and cash equivalents*

Cash and cash equivalents consist of cash on deposit and interest-bearing instruments with original maturity dates less than three months.

*Inventories*

Inventories consist substantially of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the concentrate or metal. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants and is valued at cost. Cost of finished metal inventories represent the average cost of the in-process inventories incurred prior to the refining and casting process, plus applicable refining and casting costs.

Supplies are valued at the lower of cost, replacement and value-in-use. Cost is determined on an average basis.

*Investments*

Investments include marketable securities recorded at lower of cost or market.

*Property, plant and equipment*

(a) **Mineral properties** — Mineral exploration costs are expensed as incurred. When management's evaluation indicates that the property is capable of economical commercial production, as a result of establishing proven and probable resources, future costs are capitalized as mine development expenditures.

(b) **Mine development expenditures** — Exploration and development costs for properties deemed capable of economical commercial production are capitalized and amortized using the unit of production method. The unit of production amortization is based on the related proven and probable tons of ore reserves and associated future development costs. The cost of underground development

**2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

to provide access to a reserve or resource at an operating mine is capitalized where that portion of the development is necessary to access more than one workplace or stope. Capital development includes shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, ore and waste pass raises, exploration drifts and exploration diamond drilling.

Ongoing repairs, maintenance and development expenditures are charged to operations as incurred. This includes ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Any production revenue prior to commercial production, net of related costs, is offset against the development costs.

(c) **Buildings, plant and equipment** — Expenditures for building, plant and equipment additions, major replacements and improvements are capitalized at cost, net of applied investment tax credits. Buildings, plant and equipment, including assets under capital lease, are depreciated on either a unit-of-production or straight-line basis. The unit-of-production method is based on proven and probable tons of ore reserves. The assets using the straight-line method are depreciated over the estimated useful lives of the assets, which range from 1 to 15 years. The Company also includes future estimated residual values in its determination of depreciation.

(d) **Capitalized interest** — Interest on borrowings related to the financing of major capital projects under construction is capitalized during the construction phase as part of the cost of the project.

(e) **Asset impairment** — The Company reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. All long-lived assets are considered together for purposes of estimating future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mineral properties.

*Pension and other employee future benefits*

The Company maintains non-contributory and contributory defined benefit final average pension plans for its employees. The plans are funded and administered with relevant regulations and actuarial guidelines. The Company also operates a defined contribution plan for certain employees. Pension obligations are based on actuarial determinations. Certain actuarial assumptions used in the determination are based upon management's best estimates, including expected plan performance, salary escalation and retirement dates of employees. Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions.

The Company provides on-going health care benefits to certain pensioners known as "Special Category Members". Special Category Members include pensioners who retired with an unreduced pension or other early or special arrangements. The group also includes widows, widowers and dependant children of deceased members.

The Company provides long-term disability income, health benefits and other post employment benefits to hourly paid employees and long-term disability health benefits to salaried employees.

(expressed in Canadian dollars)

## 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Asset retirement obligations*

Effective January 1, 2004, the Company adopted CICA 3110 — Asset Retirement Obligations ("CICA 3110"), the new accounting standard on asset retirement obligations. The adoption of CICA 3110 did not have a significant impact on the Company, as the Company's policy for asset retirement obligations was consistent with the accounting standards outlined in CICA 3110. The provisions of CICA 3110 require the asset retirement obligation to be recorded at fair value at the time the legal liability exists and can be measured. The associated asset retirement obligations are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated remaining useful life of the asset. The company has recorded asset retirement obligations primarily associated with decommissioning and restoration costs. As required under the standard, the company will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances will be adjusted, which will correspondingly increase or decrease the amounts expensed in future periods.

The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the Consolidated Statement of Operations and Deficit based on application of an interest component to the existing liability.

Total undiscounted future cashflows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $51.1 million. A credit adjusted risk-free rate of 4% has been utilized to determine the obligation recorded in the balance sheet. Management anticipates that such obligations will substantially be settled at or near the closure of the mining facility currently expected to be 2016.

***Financial instruments and commodity contracts***

The Company employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk. Prior to January 1, 2004, gains and losses on these contracts were deferred and recognized in the period to which the gains and losses of the underlying transaction relate.

On January 1, 2004, the Company prospectively adopted the amendments made to the CICA Accounting Guideline 13 ("AcG-13") "Hedging relationships" and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". This guideline addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded in the balance sheet as either an asset or a liability with the changes in fair value recognized in net earnings.

Although, in management's opinion, the contracts continue to be effective in mitigating the Company's exposure to commodity and foreign exchange risk, the Company has elected not to designate any of its price risk management activities as accounting hedges under AcG-13 and, accordingly, will account for all these derivative instruments using the fair value accounting method. Management may evaluate, from time to time, its hedge accounting policies and practices and may elect to designate and document contracts as hedges in the future.

The impact on the Company's consolidated financial statements at January 1, 2004 due to the implementation of this accounting standard resulted in the recognition of currency and commodity derivative instrument assets with a fair value of $16.7 million, derivative instrument liabilities with a fair value of $5.6 million and a net deferred charge of $11.1 million which will be recognized into net earnings over the term of the previously designated hedged item.

Net income or expense associated with an interest rate swap agreement is recognized on the accrual basis over the life of the swap agreements as a component of interest. The cost of each option contract is amortized on a straight-line basis over the life of the contract. During the periods presented, the Company had no interest rate swaps.

## 3. DEVELOPMENT OF ACCOUNTING STANDARDS

*Financial Instruments*

The AcSB is in the process of finalizing its financial instruments proposals (Section 3855, Financial Instruments — Recognition and Measurement, and Section 1530 — Comprehensive Income), which will introduce standards addressing the following issues, specifically: classification of financial assets and liabilities, when to recognize financial instruments on the balance sheet, how to measure them, how to account for gains and losses and the introduction of the concept of comprehensive income. Final standards are expected to be issued in the first quarter of 2005 with effective dates for fiscal years starting on or after October 1, 2006.

As an element of the financial project noted above, the AcSB is finalizing a proposal on accounting for derivatives and hedges (Section 3865). The basics of the new rules are as follows:

- all derivatives must be measured at fair value
- changes in fair value must be recognized immediately in earnings unless it qualifies as a hedge
- changes in the value of a "fair value" hedge must be recognized in earnings immediately, but is off-set by a change in the carrying value of the hedged item
- changes in the fair value of a "cash flow" hedge are accumulated in Other Comprehensive Income (OCI) until the hedged item affects earnings.

The new standard will combine current guidance and provide additional clarity around the application of hedge accounting under Canadian GAAP.

*Non monetary transactions*

In March 2004, the AcSB issued an Exposure Draft of a proposed new Section 3830, Non monetary transactions. This Exposure Draft proposes to replace culmination of the earnings process as the test for fair value measurement of a non monetary transaction with a test for commercial substance. This Exposure Draft would require that non monetary transactions be recorded at fair value unless they lack commercial substance, previously these transactions were recorded at fair value except when they do not represent the culmination of the earnings process. A final standard is expected in the fourth quarter of 2004 to be effective in the month of issuance.

*Variable Interest Entities*

In June 2003, the CICA released Accounting Guideline 15 Consolidation of Variable Interest Entities ("AcG 15"). AcG 15 provides guidance to those entities (defined as variable interest entities ("VIEs")) where the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, equity investors lack voting control or there is an obligation to absorb expected losses or the right to receive expected residual returns. AcG 15 requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and /or expected residual returns over the VIE. AcG 15 is effective for interim and annual periods beginning on or after November 1, 2004. The Company does not anticipate a material impact on its financial position, results of operations or cash flows as a result of adoption.

## 4. INVENTORIES

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| Work in process | 60,491 | 51,075 | 47,408 |
| Finished goods | 12,952 | 15,053 | 15,604 |
| Materials and supplies | 13,762 | 14,757 | 15,142 |
| | 87,205 | 80,885 | 78,154 |

## 5. INVESTMENTS

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| Marketable securities, at cost | 152 | 152 | 152 |
| Quoted market value | 436 | 368 | 305 |

## 6. PROPERTY, PLANT AND EQUIPMENT

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| Property, plant and equipment | 942,794 | 920,304 | 894,630 |
| Accumulated depreciation | (738,043) | (782,269) | (541,268) |
| | 204,751 | 138,035 | 353,362 |
| Mine development | 637,755 | 772,614 | 682,203 |
| Accumulated amortization | (475,097) | (552,413) | (456,041) |
| | 162,658 | 220,201 | 226,162 |
| | 367,409 | 358,236 | 579,524 |

During 2004, certain fully depreciated redundant assets for previously closed mines were removed from property, plant and equipment ($52.1 million) and mine development ($104.7 million) along with their associated accumulated depreciation or amortization.

Included in the property, plant and equipment are the following:

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| Property, plant and equipment under construction or development | 5,808 | 222,552 | 165,996 |
| Decommissioning assets, net of amortization | 1,561 | 1,062 | 3,097 |
| Capitalized interest | 24,548 | 24,548 | 23,890 |
| Equipment under capital lease | | | |
| Cost | 16,236 | 706 | 705 |
| Accumulated depreciation | (1,454) | (563) | (187) |
| | 14,782 | 143 | 518 |
| Amortization expense related to equipment under capital lease | 891 | 61 | 58 |

During 2003, in accordance with its policy on asset impairment and due to the history of operating losses and negative cash flow from operations, the Company determined that the carrying value of the property, plant and equipment and unamortized mine development expenditures might be impaired. As a result of a decline in the projected realized prices of the Company's products, when converted

**6. PROPERTY, PLANT AND EQUIPMENT (Continued)**

into Canadian dollars, the carrying value of these assets were not considered to be recoverable based on future potential earnings and costs under current market conditions and ore reserve level (see note 2). The carrying values of these assets were reduced as follows:

| | December 31, 2003 |
|---|---|
| | $000 |
| Property, plant and equipment | 215,573 |
| Unamortized mine development expenditures | 53,371 |
| | 268,944 |

**7. OBLIGATIONS UNDER CAPITAL LEASE**

The Company has entered into capital lease obligations for equipment.

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| Lease obligations | 13,584 | 13 | 136 |
| Less: Current portion of obligation | (2,748) | (13) | (123) |
| | 10,836 | — | 13 |

The following represents the minimum lease payments for equipment used in operations for the next five years:

| | September 30, 2004 | December 31, 2003 |
|---|---|---|
| | $000 (unaudited) | $000 |
| 2004 | 852 | 14 |
| 2005 | 3,410 | — |
| 2006 | 3,410 | — |
| 2007 | 3,739 | — |
| 2008 | 3,666 | — |
| 2009 | 241 | — |
| Less: Imputed interest | (1,734) | (1) |
| | 13,584 | 13 |

The interest rate averages 5.5% and is fixed for the term of the leases that expire in 2007 and 2008.

## 8. DEBT OBLIGATIONS

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| Province of Manitoba | 17,500 | 19,500 | 21,500 |
| Commercial paper | — | — | 472,783 |
| Bank loan | — | — | 4,739 |
| | 17,500 | 19,500 | 499,022 |
| Less: Current portion of long-term debt | 2,000 | 2,000 | 479,522 |
| | 15,500 | 17,500 | 19,500 |

The interest free loan from the Province of Manitoba is secured by an irrevocable standby letter of credit issued by a Canadian chartered bank and guaranteed by the Parent and is due in instalments of $2 million on June 14 of 2004 and 2005, $4 million on June 14, 2006 and 2007 and $7.5 million on June 14, 2008. The Province can declare all indebtedness to be due and payable in full on the instalment date immediately following the date of termination of Project 2012. Project 2012 is a defined set of capital projects and shall be deemed to terminate if the Board has directed the Project cease, or the Company fails to maintain the agreed level of capital expenditures on Project 2012 during the term of the loan. During 2003, the cumulative capital expenditures on the Project met the total Project commitment.

The Commercial Paper represents short-term notes payable, which were rolled over or refinanced by the Company on a long-term basis. The Commercial Paper bears interest at short-term market rates and is guaranteed by the Parent. The Commercial Paper for 2002 included denominations of US$161.7 million and $216.1 million which are swapped into US$ at a total of US$137.6 million. In 2003, Commercial Paper was repaid from cash received from issuance of preferred shares.

The Company's interest expense on long-term debt and weighted average interest rate is as follows:

| | For the nine months ended September 30, | | For the years ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Interest expense | — | 1,400 | 1,500 | 9,100 | 18,600 |
| Weighted average interest rate | — | 1.4% | 1.4% | 1.8% | 4.0% |

Interest expense on long-term debt is included in operating costs.

The Company has a line of credit up to a maximum of $30 million which bears interest at the prime rate and is guaranteed by the Parent. The line of credit is utilized to cover short-term cash requirements and to secure letters of credit.

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| Outstanding letters of credit | 5,300 | 4,000 | 1,600 |

The outstanding letters of credit reduce the amounts available under the line of credit.

## 9. PENSION OBLIGATION

The Company maintains non-contributory and contributory defined benefit pension plans for its employees.

Information about the Company's non-contributory and contributory defined benefit plan is as follows:

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| | $000 | $000 |
| **Change in pension obligation** | | |
| Obligation at beginning of year | 165,332 | 158,696 |
| Service cost | 5,542 | 5,121 |
| Interest cost | 11,538 | 10,453 |
| Plan amendments | 18,333 | 2,820 |
| Actuarial (gains) losses | (1,555) | 4,119 |
| Benefits paid | (12,643) | (15,877) |
| Obligation at end of year | 186,547 | 165,332 |
| **Change in pension plan assets** | | |
| Fair value of plan assets at beginning of year | 117,677 | 127,942 |
| Actual return on plan assets | 10,575 | (6,258) |
| Employer contributions | 18,869 | 11,870 |
| Benefits paid | (12,643) | (15,877) |
| Fair value of plan assets at end of year | 134,478 | 117,677 |
| Unfunded status of plans at end of year | (52,069) | (47,655) |
| Unrecognized actuarial and investment losses | 9,183 | 13,059 |
| Unrecognized prior service costs | 9,217 | — |
| Net pension obligation at end of year | (33,669) | (34,596) |

As a result of the closure of the Ruttan mine, the Company plans to settle its obligations under the pension plans for the former employees of the Ruttan mine through the purchase of insurance contracts by which the insurer assumes all of the Company's risks and obligations under the plans. Finalization of the settlements will occur in the future. In 2002, the former employees of the closed Ruttan mine no longer earned further benefit entitlement under their benefit plans.

Pension expense includes the following components:

| | September 30 | | December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Service cost | 4,312 | 4,154 | 5,542 | 5,121 | 5,399 |
| Interest cost | 9,271 | 6,509 | 11,538 | 10,443 | 10,342 |
| Expected return on plan assets | (7,237) | (5,997) | (8,398) | (8,271) | (8,841) |
| Amortization of actuarial and investment losses | 7 | 108 | 144 | — | — |
| Amortization of unrecognized prior service costs | 4,513 | 6,550 | 8,733 | — | 447 |
| Settlement of Ruttan wind-ups | — | — | — | 2,820 | 934 |
| Defined benefit pension expense | 10,866 | 11,324 | 17,559 | 10,113 | 8,281 |
| Defined contribution pension expense | 152 | 157 | 384 | 150 | 160 |
| Pension expense | 11,018 | 11,481 | 17,943 | 10,263 | 8,441 |

(expressed in Canadian dollars)

**9. PENSION OBLIGATION (Continued)**

The weighted average assumptions used in the determination of the accrued benefit obligations were as follows:

| | December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | % | % | % |
| Discount rate | 6.85 | 6.75 | 6.75 |
| Expected return on plan assets | 7.55 | 6.95 | 6.50 |
| Rate of compensation increase | 4.25 | 4.25 | 4.25 |

The Company's pension cost is materially affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

The Company reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

Establishing the expected future rate of return on pension assets is a judgmental matter. The Company considers the following factors in determining this assumption:

- Duration of pension plan liabilities; and
- Types of investment classes in which the plan assets are invested and the expected compound return on those investment classes.

**Plan Assets**

The pension plan weighted average asset allocations, by asset category were as follows:

| | December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | % | % | % |
| Equity securities | 58.2 | 53.9 | 55.3 |
| Debt securities | 41.8 | 46.1 | 44.7 |
| | 100.0 | 100.0 | 100.0 |

The target asset allocation is as follows:

| | December 31, | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | % | % | % |
| Equity securities | 57 | 57 | 57 |
| Debt securities | 43 | 43 | 43 |
| | 100 | 100 | 100 |

The Company's primary quantitative investment objective is to maximize the long term real rate of return, subject to an acceptable degree of investment risk. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that are in excess of that which could be realized with passively managed investments. Although, the actual composition of the invested funds will vary from the prescribed investment mix, the investment managers have a responsibility to bring items back to the appropriate mix.

**9. PENSION OBLIGATION (Continued)**

**Contributions**

For the period ended September 30, 2004, the Company contributed $9.94 million and $0.15 million to its defined benefit and defined contribution plans, respectively. The Company expects total contributions for the year to be $13.1 million and $0.2 million for its defined benefit and defined contribution plans respectively.

**10. OTHER EMPLOYEE FUTURE BENEFITS**

Information about the Company's post retirement and other post employment benefits is as follows:

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| | $000 | $000 |
| **Change in other employee future benefits** | | |
| Obligation at beginning of year | 34,489 | 33,929 |
| Service cost | 1,668 | 525 |
| Interest cost | 2,256 | 2,121 |
| Plan amendments | 306 | — |
| Actuarial losses | (813) | (467) |
| Benefits paid | (1,706) | (1,619) |
| Obligation at end of year | 36,200 | 34,489 |
| Unfunded status of plans at end of year | (36,200) | (34,489) |
| Unrecognized actuarial and investment losses | (408) | 404 |
| Net other employee future benefits at end of year | (36,608) | (34,085) |

*Other employee future benefits expense includes the following components:*

| | September 30 | | December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Service cost | 1,277 | 1,251 | 1,668 | 525 | 1,859 |
| Interest cost | 1,300 | 796 | 2,256 | 2,121 | 2,056 |
| Amortization of unrecognized prior service costs | 6 | 230 | 306 | — | (1,150) |
| Other | — | — | — | (674) | — |
| Other employee future benefit expense | 2,583 | 2,277 | 4,230 | 1,972 | 2,765 |

The weighted average assumptions used in the determination of other employee future benefits expense and obligations were as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | % | % | % |
| Discount rate | 7.00 | 6.75 | 6.75 |
| Expected return on plan assets | N/A | N/A | N/A |
| Rate of compensation increase | 4.25 | 4.25 | 4.75 |

The health care cost trend rate used in measuring other employee future benefits was assumed to begin at 9.08% in 2004, gradually declining to 4.5% by 2009 and remaining at those levels thereafter.

## 10. OTHER EMPLOYEE FUTURE BENEFITS (Continued)

If the health care cost trend rate was increased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased as follows:

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| | $000 | $000 |
| Accumulated post-retirement benefit obligation | 7,049 | 6,546 |
| Aggregate of service and interest cost | 675 | 640 |

If the health care cost trend rate was decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have decreased as follows:

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| | $000 | $000 |
| Accumulated post-retirement benefit obligation | 5,542 | 5,147 |
| Aggregate of service and interest cost | 521 | 494 |

**Contributions**

For the period ended September 30, 2004, the Company contributed $1.29 million to its other employee future benefits. The Company expects total contributions for the year to be $1.7 million.

## 11. REDEEMABLE PREFERRED SHARES, COMMON SHARES AND CONTRIBUTED SURPLUS

***Share Capital***

The authorized and issued share capital of the Company is as follows:

**Authorized**

An unlimited number of non-voting preferred shares, entitled to non-cumulative dividends as and when declared. These shares are redeemable at the option of the holder and as such they are recorded as a liability. These shares are also redeemable at the option of the Company.

An unlimited number of voting common shares.

**Issued**

| | September 30, 2004 | December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| | (unaudited) | | |
| Redeemable Preferred shares | | | |
| Issued | 127,024,042 | 127,024,042 | 66,896,730 |
| Stated capital ($000s) | 1,270,241 | 1,270,241 | 668,967 |
| Common shares | | | |
| Issued | 122,348 | 122,348 | 122,348 |
| Stated capital ($000s) | 15,021 | 15,021 | 15,021 |

***Contributed surplus***

Contributed surplus represents amounts contributed by the parent prior to January 1, 2001.

## 12. CONTINGENCIES

The Company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their business. Since the outcome is uncertain, no amount has been recorded in these consolidated financial statements.

The significant claims and litigation matters are as follows:

(a) Statements of claim were filed against Saskatchewan Power Corporation ("SaskPower"), the Company and Churchill River Power Company Limited ("CRP") on February 10, 1995 seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan which were transferred by CRP, formerly a wholly-owned subsidiary of the Company, to SaskPower in 1981. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claims will not be material to the financial statements.

(b) In 2004, two complaints were filed in the State of North Carolina, U.S.A., naming numerous defendants, including the Company and its joint venture, Considar Metal Marketing Inc. The claims seek damages in the amount of $67 million that are alleged to have been sustained as a result of an accident which occurred at a plant owned by West Pharmaceuticals Services, Inc. in Kinston, North Carolina. The defendants have retained counsel to defend the claims and liability is denied. The likelihood of success of the claims cannot be determined at this time. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claims will not be material to the financial statements.

(c) On April 21, 2004, Novawest Resources Inc. issued a claim in the British Columbia Supreme Court seeking unspecified damages including against Hudson Bay Exploration and Development Company Limited, a subsidiary of the Company. The claim alleges a breach of confidence and claims damages as a result of such breach. The defendants have retained counsel to defend the claim and liability is denied. The likelihood of success of the claim cannot be determined at this time. Based on the current knowledge of management, in management's opinion, the ultimate resolution of the claim will not be material to the financial statements.

## 13. TAXES

Tax expense consists largely of large corporation tax. A reconciliation of income taxes calculated at the statutory rates to the actual tax provision:

| | September 30 | | December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Statutory tax rate | 42.62% | 44.12% | 44.12% | 46.12% | 46.12% |
| Tax expense (benefit) at statutory rate | 16,472 | (18,439) | (145,060) | (37,477) | (59,272) |
| Resource and depletion allowance net of resource taxes (recovery) | (11,484) | — | — | 10,874 | 7,016 |
| Benefit of current tax losses not recognized | (19,423) | 13,517 | 11,983 | 37,634 | 36,686 |
| Benefit of other timing differences not recognized | 14,435 | 19,820 | 153,294 | (2,687) | 3,418 |
| Other permanent differences | — | (14,898) | (20,217) | (8,344) | 12,152 |
| Large corporation tax and other | (150) | 1,103 | 1,318 | 1,698 | 1,208 |
| | (150) | 1,103 | 1,318 | 1,698 | 1,208 |

The Company has non-capital loss carryforwards of approximately $215.8 million (2002 — $188.6 million) which have not been recognized in the financial statements. Additionally, temporary differences between the tax and accounting bases of assets and liabilities which would result in an income tax asset of $229.4 million (2002 — $139.4 million) have not been recognized. Comparative balances for non-capital loss carryforwards and unrecognized income tax assets were previously reported as $201.5 million and $129.6 million.

## 13. TAXES (Continued)

The 2002 amounts were originally reported based on expected filing with regulatory authorities and have been restated to reflect the actual filings. These losses expire as follows:

| | |
|---|---|
| 2007 | $35,720,000 |
| 2008 | 71,323,000 |
| 2009 | 81,598,000 |
| 2010 | 27,161,000 |

The future tax asset results from temporary differences between the financial statement carrying balances of property, plant and equipment, pension, other employee future benefits and asset retirement obligation and the related tax pool balances as well as available non capital losses. The future tax asset has been fully reduced by a valuation allowance.

Through its joint venture interest in Considar Metal Marketing SA, the Company has non-capital loss carryforwards of approximately $0.3 million (2002 — $0.02 million) which have not been recognized in the financial statements. The tax benefits pertaining to non-capital loss carryforwards expire as follows:

| | |
|---|---|
| 2007 | $ 22,000 |
| 2010 | 243,000 |

## 14. RISK MANAGEMENT USING FINANCIAL INSTRUMENTS

As discussed in Note 2, on January 1, 2004 the fair value of all outstanding derivative instruments that are not recorded as accounting hedges were recorded on the Consolidated Balance Sheet with an offsetting amount to deferred charge as applicable. The deferred charge is recognized into revenue or expense, as applicable over the term of the previously hedged item. Changes in fair value after that time are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. Of the total deferred charge of $11.1 million recorded at January 1, 2004, $4.4 million has been recognized as revenue in the nine months ended September 30, 2004, and the balance will be recognized as follows (in millions):

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 2004 | Quarter 1 | n/a | Quarter 2 | n/a | Quarter 3 | n/a | Quarter 4 | $2.1 |
| 2005 | Quarter 1 | $0.6 | Quarter 2 | $0.5 | Quarter 3 | $0.5 | Quarter 4 | $0.4 |
| 2006 | Quarter 1 | $0.7 | Quarter 2 | $0.9 | Quarter 3 | $0.9 | Quarter 4 | nil |

The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings. The loss on financial instruments includes the unrealized fair value loss of $0.3 million and settled gains of $4.6 million.

*Foreign Currency Risk Management*

The Company uses forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. Forward exchange sales contracts with a nominal US dollar value have been entered into to manage the risk associated with anticipated future foreign currency exposures (2004 — US$26 million at $1.5551, 2005 — US$8 million at $1.5868, 2006 — US$6 million at $1.5890).

The Company uses currency collar contracts, whereby the Company establishes a range within which the Company manages its exposure to currency fluctuations. The Company has outstanding currency call option contracts, giving it the right but not the obligation to purchase (2004 — US$8 million at $1.5650, 2005 — US$8 million at $1.5650, 2006 — US$6 million at $1.5650) and outstanding currency put option contracts, giving the buyer the right but not the obligation to sell to the Company (2004 — US$8 million at $1.6010, 2005 — US$8 million at $1.6040, 2006 — US$6 million at $1.6065).

*Credit Risk*

The Company provides credit to its customer in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. Substantially all of the Company's accounts receivables are with Considar Metal Marketing, a joint venture.

## 14. RISK MANAGEMENT USING FINANCIAL INSTRUMENTS (Continued)

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

*Commodity Price Risk Management*

The Company maintains price protection programs and conducts commodity price risk management through the use of forward sales contracts, spot deferred contracts and option contracts. The Company has gold forward sales contracts at average rates of US$317.30 for 16,100 ounces in 2004, US$329.71 for 16,200 ounces in 2005 and US$332.63 for 2,200 ounces in 2006.

The Company uses commodity collar contracts, whereby the Company establishes a range within which the Company manages its exposure to commodity fluctuations. The Company has outstanding gold call option contracts, giving it the right but not the obligation to purchase at US$415.75 for 37,200 ounces in 2004 and US$450 for 20,400 ounces in 2005 and outstanding gold put option contracts, giving it the right but not the obligation to sell at US$380 for 37,200 ounces in 2004 and at US$390 for 20,400 ounces in 2005.

Through its joint venture interest in Considar Metal Marketing SA, the Company manages the risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide, and accordingly, enters into forward zinc purchase contracts. At December 31, 2003, the joint venture had outstanding forward contracts to purchase 30,114 tonnes of zinc at prices ranging from US$802 to US$1,010 per tonne with settlement dates in the next three years.

## 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments held by the Company is shown in the following table:

| | September 30 | | December 31 | | | |
|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | |
| | Carrying value | Fair value | Carrying value | Fair value | Carrying value | Fair value |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 | $000 |
| **Assets** | | | | | | |
| Cash | 25,908 | 25,908 | 3,537 | 3,537 | 4,003 | 4,003 |
| Accounts receivable | 70,744 | 70,744 | 62,731 | 62,731 | 59,413 | 59,413 |
| **Liabilities** | | | | | | |
| Accounts payable and accrued liabilities | 67,256 | 67,256 | 67,444 | 67,444 | 73,387 | 73,387 |
| Current portion of long-term debt | 2,000 | 2,000 | 2,000 | 2,000 | 479,522 | 479,522 |
| Current portion of obligations under capital lease | 2,748 | 2,748 | 13 | 13 | 123 | 123 |
| Long-term debt | 15,500 | 14,800 | 17,500 | 16,514 | 19,500 | 18,319 |
| **Derivative instruments** | | | | | | |
| Foreign exchange risk | | | | | | |
| Asset | 13,745 | 13,745 | 1,390 | 15,922 | — | 999 |
| Liability | 2,947 | 2,947 | — | — | 270 | 5,710 |

The carrying value for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of long-term debt and current portion of obligations under capital lease approximate their fair value due to their short-term nature. The fair value of long-term debt has been determined using discounted cash flows at current market rates. Derivative financial instruments have been valued at current fair values using quoted market prices or accepted valuation methodologies.

## 16. RELATED PARTY INFORMATION

All of the common and preferred shares of the Company are owned indirectly by AAplc. The Company is related to companies controlled by AAplc or over which AAplc has a significant influence.

The following table summarizes the Company's related party transactions for the periods:

| | Type of transaction | Classification | September 30 | | December 31 | | |
|---|---|---|---|---|---|---|---|
| | | | 2004 | 2003 | 2003 | 2002 | 2001 |
| | | | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| **Common control enterprise** | | | | | | | |
| Anglo American (Luxembourg) SA | Derivative instruments | Derivative instruments | 3,946 | 2,402 | 3,395 | — | — |
| Anglo American plc | Interest Income | Operating | 89 | — | — | — | — |
| Anglo American Exploration (Canada) Ltd. | Management fees | Other income | 19 | 19 | 25 | 25 | 25 |
| | | | 4,054 | 2,421 | 3,420 | 25 | 25 |
| **Common control enterprise** | | | | | | | |
| Compania Minera Dona Ines de Collahuasi | Concentrate purchases | Operating | 44,597 | 21,220 | 29,141 | 4,913 | 13,829 |
| Anglo American Exploration (Canada) Ltd. | Exploration | Exploration | — | — | 5,640 | 7,064 | 10,223 |
| Boart Longyear Inc. | Services and supplies | Operating | 2,816 | 2,508 | 3,611 | 4,280 | 4,817 |
| Anglo American (Luxembourg) SA | Derivative instruments | Derivative instruments | — | — | — | 4,462 | 3,019 |
| Anglo American Corporation | Consulting | General and administrative | — | 17 | — | — | 161 |
| Other | Technical/personnal | Operating | 17 | 48 | 261 | 432 | 579 |
| | | | 47,430 | 23,793 | 38,653 | 21,151 | 32,628 |
| **Significantly influenced investee** | | | | | | | |
| Considar SA | Marketing | General and administrative | — | — | — | — | 123 |

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Traders in, and producers of, base metals often exchange product of like quality and weight at different geographic locations to reduce freight costs that otherwise would be incurred if the metal were physically shipped to the desired locations. The Company also makes use of this marketing tool, and sometimes the exchange partner is a company under common control. All transactions of this nature are at competitive market rates and terms.

## 16. RELATED PARTY INFORMATION (Continued)

At the end of the periods, the amounts due (to) from related entities are as follows:

| | September 30 | December 31 | | |
|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 | $000 | $000 |
| **Common control enterprise** | | | | |
| Anglo American Exploration (Canada) Ltd. | 11,628 | 4,152 | 1,622 | 5,501 |
| Anglo American (Luxembourg) SA | 8,569 | — | (402) | (514) |
| Boart Longyear Inc. | (248) | (294) | (220) | (422) |
| Other | 25 | (27) | 79 | 176 |
| | 19,974 | 3,831 | 1,079 | 4,741 |
| **Significantly influenced investee** | | | | |
| Baffinland Iron Mines | — | — | — | 122 |

These balances are payable on demand and have arisen from the sales of product and provision of services referred to above.

As at September 30, 2004, cash and cash equivalents include a short-term interest-bearing deposit of $17.8 million with Anglo American (Luxembourg) SA.

## 17. INVESTMENT IN JOINT VENTURES

Considar Metal Marketing SA, an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a Joint Venture in which the Company holds a 50% interest. The Joint Venture, together with its wholly-owned subsidiary, Considar Metal Marketing Inc., carries on the business of providing metal marketing to customers in various metal related industries.

Prior to 2004, the Company held an interest in the Namew Lake Joint Venture which was inactive during the period covered by these financial statements.

## 17. INVESTMENT IN JOINT VENTURES (Continued)

The following is a summary of the Company's 50% pro rata share of the assets, liabilities, revenues and expenses of the Considar Metal Marketing SA Joint Venture. Substantially all of the Company's sales are transacted with the joint venture. Such information is presented prior to intercompany eliminations.

| | September 30 | December 31 | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | $000 (unaudited) | $000 | $000 |
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash | 1,259 | 761 | 870 |
| Accounts receivable | 19,428 | 16,600 | 17,534 |
| Inventories | 25,543 | 26,416 | 25,266 |
| Prepaid expense and other assets | 60 | 32 | 29 |
| Unrealized fair value derivative | 2,033 | — | — |
| | 48,323 | 43,809 | 43,699 |
| Unrealized fair value derivative | 822 | — | — |
| Property, plant and equipment | 111 | 117 | 134 |
| | 49,256 | 43,926 | 43,833 |
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Accounts payable & accrued liabilities | 45,403 | 43,347 | 42,674 |
| Unrealized fair value derivative | 105 | — | — |
| Deferred Charge | 732 | — | — |
| | 46,240 | 43,347 | 42,674 |
| **SHAREHOLDER'S EQUITY** | | | |
| Share capital | 1,605 | 1,605 | 1,605 |
| Cumulative translation adjustment | (278) | (251) | (6) |
| Deficit | 1,689 | (775) | (440) |
| | 3,016 | 579 | 1,159 |
| | 49,256 | 43,926 | 43,833 |

## 17. INVESTMENT IN JOINT VENTURES (Continued)

| | September 30 | | December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| **REVENUES** | | | | | |
| Sales | 211,643 | 175,256 | 240,141 | 257,102 | 223,654 |
| Other income | 3 | 76 | 345 | 144 | (367) |
| Amortization of deferred charge of Derivative instruments | 1,306 | — | — | — | — |
| | 212,952 | 175,332 | 240,486 | 257,246 | 223,287 |
| **COSTS AND EXPENSES** | | | | | |
| Operating, general and administrative | 212,451 | 175,363 | 240,785 | 257,257 | 222,717 |
| Depreciation and amortization | 21 | 23 | 32 | 43 | 43 |
| (Gain) on Derivative instruments | (1,984) | — | — | — | — |
| | 210,488 | 175,386 | 240,817 | 257,300 | 222,760 |
| Loss before taxes and for the year | 2,464 | (54) | (331) | (54) | 527 |
| Cash flow resulting from operating activities | 1,946 | 249 | 155 | 426 | (2,887) |
| Cash flow resulting from financing activities | — | — | — | — | 2,251 |
| Cash flow resulting from investing activities | (16) | (11) | (15) | (15) | (129) |

## 18. COMMITMENTS

*Operating lease commitments*

The Company has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from 1 to 4 years. The aggregate remaining minimum annual lease payments required for the next four years are as follows:

| | September 30 2004 | December 31 2003 |
|---|---|---|
| | $ (unaudited) | $ |
| 2004 | 898,000 | 2,074,000 |
| 2005 | 3,376,000 | 751,000 |
| 2006 | 2,479,000 | 251,000 |
| 2007 | 297,000 | — |

Through its joint venture interest in Considar Metal Marketing SA, as at December 31, 2003, the Company has various lease commitments for facilities and equipment which expire in periods ranging from 1 to 8 years. The aggregate remaining minimum annual lease payments required for the next five years are as follows:

| | December 31 2003 |
|---|---|
| | $ |
| 2004 | 209,000 |
| 2005 | 233,000 |
| 2006 | 231,000 |
| 2007 | 219,000 |
| 2008 and thereafter | 747,000 |

**18. COMMITMENTS (Continued)**

The company has recorded the following operating lease costs:

| | September 30 | | December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Operating lease costs | 3,084 | 4,242 | 6,185 | 6,579 | 5,842 |

***Buy sell commitments***

The Company has entered into a commitment to deliver 85,000 tons of copper anodes annually for refining during the next year, with the option to extend for an additional year, each year. In the event that the Company is unable to meet the terms of the contract, it would be required to make a payment of US$0.04 per pound of copper anode not delivered.

The Company has a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery as follows:

| | |
|---|---|
| 2004 to 2008 | 72,000 tonnes annually |

Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If the Company cannot process the deemed tonnage in a timely manner, management believes the Company will be able to negotiate alternate arrangements for the sale or diversion of the tonnage.

The Company has a commitment to purchase 40,000 DMT per year of copper concentrate from a related party (Compania Minera Dona Ines de Collahuasi) through 2008. Payment is made 45 days after the date of the bill of lading, and is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a treatment, refining, and freight credit. Management intends to seek opportunities to swap the tonnage with other smelters (where a freight advantage exists). If the Company cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale or diversion of the tonnage.

The Company relies partly on processing purchased concentrates to achieve a portion of profits. The continued availability of such concentrates at economic terms beyond the expiry of current existing contracts cannot be determined at this time.

***Other commitments and agreements***

a) The Company has provided relocation grants and guaranteed buy-back of new homes for employees who were required to move out of Company owned housing due to demolition. As of December 31, 2003, management believes the market value of the new homes purchased exceeds the related guarantee amounts.

b) In September 1999, the 777 Project, which will extend the mine life to 2016, was approved at a projected cost of US$240 million. In proceeding with this project, contracts and commitments totalling CAD $10.5 million were in place at December 31, 2003.

c) In December 2003, the Company established retention arrangements for certain employees. These arrangements provide for payments upon the occurrence of triggering events, which include change of control of the Company and continued employment of the specified employees to specified dates. The amount of payments to be made, if any, is dependent on future events, the certainty of which are not reasonably determinable at this time. The Company has accrued the estimated liability of $0.5 million to September 30, 2004.

d) Under a Purchase and Sale Agreement made between Considar Metal Marketing Inc. ("CMM"), Considar WP Acquisition Corp. ("Considar WP") and White Pine Copper Refinery Inc. ("White Pine"), dated June 4, 2000 and amended on May 16, 2001, CMM has a right to acquire all of the issued and outstanding shares of White Pine from Considar WP by giving notice to Considar WP at certain times in 2004, 2005 or 2006. In addition, Considar WP has the right to require that CMM purchase such shares by giving notice to CMM by a certain time in 2005.

   CMM is a wholly-owned subsidiary of Considar Metal Marketing, S.A. ("CMMSA"). Hudson Bay Mining and Smelting Co., Limited ("HBMS") and Considar, Inc. ("Considar") are the holders of all of the issued and outstanding shares of CMMSA.

(expressed in Canadian dollars)

**18. COMMITMENTS (Continued)**

Pursuant to a letter agreement between HBMS and Considar, dated June 4, 2000, if HBMS and Considar cannot agree on some alternate form of financing for the acquisition of the shares of White Pine by CMM, each of HBMS and Considar have agreed to make available to CMM sufficient funds to pay one half of the purchase price of US$13 million for such shares and for all other amounts payable by CMM under the Purchase and Sale Agreement at and after the closing of the transaction.

e) On the majority of the Callinan/777 mine, the Company is subject to a royalty payment of $0.25 per ton of ore milled and a net profits interest of 6⅔% of the net proceeds of production if cumulative and aggregate cash flow for the year is positive. To date, the aggregate cash flow has been significantly negative.

f) Hudson Bay Mining and Smelting Co., Limited has a Profit Sharing Plan whereby 10% of the Company's After Tax Earnings (excluding provisions for future income tax) calculated in accordance with UK general accepted accounting principles for any given fiscal year will be distributed to all employees in the Flin Flon / Snow Lake operations, with the exception of executive officers and key management personnel.

g) The Company entered into an agreement with the Saskatchewan Government on March 31, 1999 with respect to the Company's reclamation undertakings. In addition, the Company entered into a similar agreement with the Manitoba Government on May 7, 2004. The Company has pledged the company's mining equipment, buildings and fixtures on lands in Manitoba and Saskatchewan that include the Flin Flon metallurgical complex and certain associated mines to the Saskatchewan and Manitoba Governments for the reclamation obligation. As at December 31, 2003, the net book value of the assets is approximately $237.5 million, with an estimated salvage value at the time of decommissioning of $47.6 million. The security interests granted to the Province's of Saskatchewan and Manitoba rank *pari passu*.

Subsequent to September 30, 2004, the Company has been informed by the Provinces of Manitoba and Saskatchewan that, in their view, the current Company estimate of reclamation costs may be too low and the security for the reclamation obligations may not be sufficient.

The Company has had preliminary discussions with the Provinces of Saskatchewan and Manitoba and has agreed to conduct a feasibility study to more accurately determine the estimated reclamation costs. The study is expected to be completed in the first half of 2005.

The Company believes that its current reclamation cost estimate of approximately $51.1 million ($32.8 million on a present value basis at September 30, 2004) is adequate and is sufficiently secured by the existing security. However, the Company expects to provide additional security in the form of a letter of credit in the amount of $13 million during the period of the feasibility study. After completion of the feasibility study, the appropriate security will be determined with the Provinces.

h) In the normal course of operations, the company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

**19. BUSINESS INTERRUPTION INSURANCE**

In August 2000, the Company had a smelter incident and a flood in the Ruttan mine. Both incidents resulted in the operations being shut down for a period of time. The financial impact of the incidents has been recorded in the income statement in 2000. The Company has business interruption insurance and in 2003 received insurance proceeds of $2.3 million (2002 — $5.0 million). At December 31, 2003, the Company had an outstanding receivable of $0.9 million relating to the Ruttan mine flood. In all fiscal years, the Company accrued the insurance proceeds once it had reasonable assurance over the collection of amounts claimed. The smelter incident claim was settled in 2002.

## 20. RUTTAN MINE

In June 2002, the Company ceased operations at the Ruttan mine, which employed approximately 340 employees, due to depleting reserves and weak metal prices. In 2001, to reflect the pending closure, the Company recorded a charge to operations of $21.5 million which was comprised of $15.7 million for accelerated depreciation and amortization, and $5.8 for operating costs. The $5.8 million in operating costs includes $3.5 million related to employee termination benefits, $1.25 million relating to community and worker adjustment commitments and a $1.0 million non-cash write-down of supplies inventories (the cash charge to operating costs in 2001 totalled $4.75 million). The following continuity schedule details additional amounts and the related cash flows:

| | Employee termination benefits | Community and worker adjustment commitments | Total cash costs |
|---|---|---|---|
| | $000 | $000 | $000 |
| Accrued balance at December 31, 2000 | 5,452 | — | 5,452 |
| Additional charge in 2001 | 3,500 | 1,250 | 4,750 |
| Accrued balance at December 31, 2001 | 8,952 | 1,250 | 10,202 |
| Adjustments | (895) | 562 | (333) |
| Payments in 2002 | (7,519) | (595) | (8,114) |
| Accrued balance at December 31, 2002 | 538 | 1,217 | 1,755 |
| Adjustments | — | (170) | (170) |
| Payments in 2003 | (538) | (561) | (1,099) |
| Accrued balance at December 31, 2003 | — | 486 | 486 |
| Payments in 2004 | — | (57) | (57) |
| Accrued balance at September 30, 2004 (Unaudited) | — | 429 | 429 |

The $5.45 million accrued balance at December 31, 2000 related to employee termination benefits that had been accrued by the Company in anticipation of the closing of the Ruttan mine. The Company expects to settle the majority of the accrued balance outstanding at September 30, 2004 by December 31, 2004.

## 21. RESTRUCTURING

In 2003, the Company undertook a review of manpower levels in operations that resulted in reduction of approximately 100 employees. As a result, employee termination benefits of $5.5 million were recorded in operating costs. Substantially all of these costs were paid by December 31, 2003.

## 22. NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

| | September 30 | | December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Net change in non-cash working capital items | | | | | |
| Accounts receivable | (8,013) | (2,228) | (3,318) | 19,299 | 3,322 |
| Inventories | (6,320) | 8,665 | (2,731) | 9,494 | (5,705) |
| Accounts payable and accrued liabilities | (188) | (3,423) | (5,943) | (8,157) | (11,408) |
| Prepaid expenses and other assets | (4,731) | 1,802 | 5,307 | (4,507) | (4,086) |
| | (19,252) | 4,816 | (6,685) | 16,129 | (17,877) |

152640 CANADA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Years Ended December 31, 2003, 2002 and 2001 (Audited) and the Nine Months Ended September 30, 2004 and 2003 (Unaudited) (expressed in Canadian dollars)

## 23. NET CHANGE IN OTHER NON-CASH OPERATING ITEMS

| | September 30 | | December 31 | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Net change in other non-cash operating items | | | | | |
| Pension obligation | 1,015 | (949) | (927) | (1,610) | 690 |
| Other employee future benefits | 1,560 | 1,047 | 2,523 | 352 | 1,267 |
| Asset retirement obligation | 1,993 | (4,052) | (6,059) | (718) | 567 |
| Other non-current liabilities | 10 | (1,119) | (2,141) | (9,442) | 2,190 |
| | 4,578 | (5,073) | (6,604) | (11,418) | 4,714 |

## 24. SUBSEQUENT EVENTS

On October 7, 2004, the Parent entered into an agreement to sell the Company (see also Note 1).

## 25. SEGMENTED INFORMATION

The CICA Handbook Section 1701, Segment Disclosures, establishes standards for reporting information about a company's operating segments. The Company is an integrated base metals producer and operates in a single reportable operating segment.

The Company's revenue by significant product types:

| | September 30, | | December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | $000 (unaudited) | $000 (unaudited) | $000 | $000 | $000 |
| Revenues | | | | | |
| Copper | 207,244 | 142,655 | 213,135 | 211,484 | 192,871 |
| Zinc | 86,669 | 78,466 | 104,783 | 102,973 | 93,568 |
| Zinc oxide | 41,255 | 35,207 | 46,111 | 46,414 | 55,442 |
| Gold | 26,540 | 18,810 | 27,288 | 28,874 | 31,557 |
| Other | 23,318 | 23,615 | 26,597 | 46,347 | 17,151 |
| | 385,026 | 298,753 | 417,914 | 436,092 | 390,589 |

*Consolidated Financial Statements of*

**ONTZINC CORPORATION**
(A DEVELOPMENT STAGE ENTERPRISE)

*Years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2004 and 2003.*

## AUDITORS' REPORT

To the Board of Directors of ONTZINC Corporation

We have audited the consolidated balance sheets of ONTZINC Corporation (a Development Stage Enterprise) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
April 5, 2004, except
as to notes 7(a)(i) and 11 which are
as of December 14, 2004

/s/ KPMG LLP
Chartered Accountants

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

**Consolidated Balance Sheets**

| | September 30, 2004 | December 31, 2003 | December 31, 2002 |
|---|---|---|---|
| | (Unaudited) | (Restated — note 2(a)) | |
| **Assets** | | | |
| Current assets: | | | |
| Cash and cash equivalents | $ 2,951,399 | $ 2,113,735 | $ 195,181 |
| Debenture subscription receivable (note 6) | — | 2,000,000 | — |
| Amounts receivable (note 5) | — | — | 474,361 |
| Prepaid expenses and other | 398,929 | 643,967 | 80,575 |
| | 3,350,328 | 4,757,702 | 750,117 |
| Capital assets (note 4) | 126,320 | 28,802 | 14,471 |
| Mineral properties and deferred exploration expenditures (note 3) | 9,226,516 | 5,911,227 | 3,571,140 |
| Deferred financing costs (note 6) | 135,148 | 169,000 | 4,000 |
| Deferred acquisition costs | 759,748 | — | — |
| Long-term receivable (note 5) | — | — | 236,640 |
| Environmental deposits (note 3(a)) | 1,840,529 | 1,588,129 | — |
| | $15,438,589 | $12,454,860 | $ 4,576,368 |
| **Liabilities and Shareholders' Equity** | | | |
| Current liabilities: | | | |
| Accounts payable and accrued liabilities | $ 1,764,523 | $ 1,021,549 | $ 614,559 |
| Loans payable | — | — | 9,998 |
| Due to companies related by common directors (note 10) | 4,155 | 4,155 | 362,724 |
| | 1,768,678 | 1,025,704 | 987,281 |
| Reclamation liabilities (note 2(a)) | 822,116 | 768,657 | 247,533 |
| Convertible debentures (note 6) | 1,839,294 | 1,038,500 | — |
| Shareholders' equity: | | | |
| Common shares (note 7(a)) | 25,647,385 | 21,379,060 | 16,625,595 |
| Share subscription receivable | (340,000) | (250,000) | — |
| Shares to be issued (note 7(a)) | — | 47,072 | — |
| Warrants (note 7(b)) | 6,553,890 | 4,433,514 | — |
| Warrants to be issued (note 7(a)) | — | 50,545 | — |
| Contributed surplus | 2,740,315 | 2,096,340 | 633,340 |
| Equity component of convertible debentures (note 6) | 1,250,000 | 961,500 | — |
| Deficit | (24,843,089) | (19,096,032) | (13,917,381) |
| | 11,008,501 | 9,621,999 | 3,341,554 |
| Going concern (note 1) | | | |
| Commitments and contingencies (notes 3(a), 3(b) and 9) | | | |
| Subsequent events (notes 7(a)(i) and 11) | | | |
| | $15,438,589 | $12,454,860 | $ 4,576,368 |

Approved by the Board:

(Signed) Richard W. Brissenden

(Signed) Peter George

*See accompanying notes to consolidated financial statements.*

## ONTZINC CORPORATION
## (A DEVELOPMENT STAGE ENTERPRISE)

### Consolidated Statements of Operations and Deficit

| | Nine months ended September 30, | | Years ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003[(1)] | 2003[(1)] | 2002[(1)] | 2001 |
| | (Unaudited) | | | | |
| Interest income | $ 19,232 | $ 5,370 | $ 7,567 | $ 2,194 | $ 614 |
| Expenses: | | | | | |
| Salaries and benefits | 49,064 | 48,460 | 64,614 | 13,375 | — |
| Management fees | 589,000 | — | 60,000 | 24,547 | — |
| Professional fees | 871,351 | 557,941 | 895,372 | 307,725 | 81,330 |
| Mine care and maintenance | 2,586,000 | 211,213 | 1,590,504 | 147,531 | — |
| Investor relations and listing fees | 119,646 | 72,930 | 89,442 | 92,513 | 54,552 |
| General and administrative | 116,799 | 56,026 | 121,048 | 92,494 | 75,205 |
| Rent | 64,226 | 76,774 | 101,322 | 42,548 | — |
| Travel | 168,287 | 175,217 | 347,088 | — | — |
| Foreign exchange loss (gain) | 64,002 | 161,201 | (206,794) | 4,278 | (42,980) |
| Depreciation | 33,542 | 2,535 | 5,463 | 1,608 | — |
| Gain on settlement of liabilities | — | — | — | (9,358) | (56,308) |
| Loss (gain) on sale of assets | — | (90,000) | (90,000) | — | 31,638 |
| Chilean exploration activities | — | — | — | 233,351 | 2,713,672 |
| Provision for bad debts (note 5) | — | — | 711,001 | — | — |
| Stock option compensation (note 7(c)) | 643,975 | 590,000 | 1,463,000 | — | — |
| Write-down of deferred charges | — | — | — | — | 21,805 |
| Amortization of deferred financing costs | 81,089 | — | — | — | — |
| Accretion expense on reclamation liabilities | 53,459 | 17,173 | 34,158 | 9,901 | — |
| Debenture interest | 722,849 | — | — | — | — |
| | 6,163,289 | 1,879,470 | 5,186,218 | 960,513 | 2,878,914 |
| Loss before income taxes | (6,144,057) | (1,874,100) | (5,178,651) | (958,319) | (2,878,300) |
| Income tax recovery | 397,000 | — | — | — | — |
| Loss for the period | (5,747,057) | (1,874,100) | (5,178,651) | (958,319) | (2,878,300) |
| Deficit, beginning of period | (19,096,032) | (13,917,381) | (13,917,381) | (12,959,062) | (10,080,762) |
| Deficit, end of period | $(24,843,089) | $(15,791,481) | $(19,096,032) | $(13,917,381) | $(12,959,062) |
| Basic and diluted loss per share (note 7(d)) | $ (0.03) | $ (0.02) | $ (0.05) | $ (0.01) | $ (0.08) |

(1) Restated — note 2(a)

*See accompanying notes to consolidated financial statements.*

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

## Consolidated Statements of Cash Flows

| | Nine months ended September 30, | | Years ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003[1] | 2003[1] | 2002[1] | 2001 |
| | (Unaudited) | | | | |
| Cash provided by (used in): | | | | | |
| Operating activities: | | | | | |
| Loss for the period | $(5,747,057) | $(1,874,100) | $(5,178,651) | $(958,319) | $(2,878,300) |
| Items not involving cash: | | | | | |
| Future income taxes | (397,000) | — | — | — | — |
| Depreciation | 33,542 | 2,535 | 5,463 | 1,608 | — |
| Amortization of deferred financing costs | 81,089 | — | — | — | — |
| Write-off of deferred financing costs | 498,650 | — | — | — | — |
| Provision for bad debts | — | — | 711,001 | — | — |
| Stock option compensation | 643,975 | 590,000 | 1,463,000 | — | — |
| Accretion of debt component of convertible debentures | 489,294 | — | — | — | — |
| Accretion expense on reclamation liabilities | 53,459 | 17,173 | 34,158 | 9,901 | — |
| Gain on settlement of liabilities | — | — | — | (9,358) | (56,308) |
| Loss (gain) on sale of assets | — | (90,000) | (90,000) | — | 31,638 |
| Write-down of mineral properties | — | — | — | — | 2,472,141 |
| Write-down of deferred charges | — | — | — | — | 21,805 |
| Unrealized foreign exchange loss (gain) | 31,500 | — | — | — | (32,480) |
| Change in non-cash operating working capital | 1,028,012 | 109,714 | (121,402) | (4,356) | (27,312) |
| | (3,284,536) | (1,244,678) | (3,176,431) | (960,524) | (468,816) |
| Financing activities: | | | | | |
| Due to companies related by common directors | — | 1,400,000 | 4,155 | (32,778) | 112,437 |
| Increase (decrease) in loans payable | — | — | (9,998) | (162,508) | 161,864 |
| Issuance of common shares, net of issuance costs | 6,390,557 | 3,863,152 | 8,627,872 | — | — |
| Proceeds on exercise of stock options | 63,800 | — | — | — | — |
| Proceeds on exercise of warrants | 103,727 | 9,000 | 9,000 | — | — |
| Decrease in debenture subscription receivable | 2,000,000 | — | — | — | — |
| Issuance of convertible debentures | 600,000 | — | — | — | — |
| Deferred financing costs | (545,887) | — | (165,000) | (8,000) | — |
| | 8,612,197 | 5,272,152 | 8,466,029 | (203,286) | 274,301 |

(1) Restated — note 2(a)

## ONTZINC CORPORATION
## (A DEVELOPMENT STAGE ENTERPRISE)

### Consolidated Statements of Cash Flows (continued)

| | Nine months ended September 30, | | Years ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003[1] | 2003[1] | 2002[1] | 2001 |
| | (Unaudited) | | | | |
| Investing activities: | | | | | |
| Proceeds received (investment) in respect of mineral properties | (3,315,289) | (337,113) | (276,466) | 946,778 | 181,309 |
| Proceeds on sale of assets | — | 90,000 | 90,000 | — | — |
| Acquisition of Balmat mine (note 3(a)) | — | — | (1,576,655) | — | — |
| Increase in environmental deposits | (283,900) | (1,579,468) | (1,588,129) | — | — |
| Additions to capital assets | (131,060) | (4,844) | (19,794) | (16,079) | — |
| Deferred acquisition costs | (759,748) | — | — | — | — |
| Cash acquired with property acquisitions | — | — | — | 409,462 | — |
| | (4,489,997) | (1,831,425) | (3,371,044) | 1,340,161 | 181,309 |
| Increase (decrease) in cash and cash equivalents | 837,664 | 2,196,049 | 1,918,554 | 176,351 | (13,206) |
| Cash and cash equivalents, beginning of period | 2,113,735 | 195,181 | 195,181 | 18,830 | 32,036 |
| Cash and cash equivalents, end of period | $2,951,399 | $2,391,230 | $2,113,735 | $ 195,181 | $ 18,830 |
| Supplemental cash flow information: | | | | | |
| Interest paid | $ 156,000 | $ — | $ — | $ — | $ 10,921 |
| Supplemental disclosure of non-cash financing and investing activities: | | | | | |
| Issuance of convertible debentures | — | — | 2,000,000 | — | — |
| Share subscription receivable | 340,000 | 245,846 | 250,000 | — | — |
| Shares issued in settlement of amounts due to companies related by common directors | — | 362,724 | 362,724 | — | — |
| Shares issued in settlement of other indebtedness | 40,000 | 35,000 | 35,000 | — | 50,000 |

(1) Restated — note 2(a)

*See accompanying notes to consolidated financial statements.*

# ONTZINC CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Years Ended December 31, 2003, 2002 and 2001 (Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

ONTZINC Corporation (the "Company") is incorporated under the Ontario Business Corporations Act. The Company is engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

**1. GOING CONCERN:**

As at December 31, 2003, the Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to identify and complete future financing.

The consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

**2. SIGNIFICANT ACCOUNTING POLICIES:**

The significant accounting policies are summarized as follows:

(a) Basis of presentation:

These consolidated financial statements reflect the financial position of the Company as at December 31, 2003 and 2002 and its results of operations and its cash flows for the years ended December 31, 2003, 2002 and 2001. The financial position as at September 30, 2004 and the results of operations and cash flows for the nine-month periods ended September 30, 2004 and 2003 are unaudited. The unaudited financial statements, in the opinion of management, contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods and the accounting policies applied thereon are consistent with those described below, except for the change in accounting policy in connection with the new accounting recommendations for Asset Retirement Obligations.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

Effective January 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of The Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

As a result of the adoption of Section 3110, the following financial statement balances were restated as follows:

Consolidated Balance Sheets

| | December 31, 2003 | | | December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | As reported | Change | As restated | As reported | Change | As restated |
| Assets and Liabilities: | | | | | | |
| Mineral properties and deferred exploration expenditures | $ 5,186,629 | $724,598 | $ 5,911,227 | $ 3,333,508 | $237,632 | $ 3,571,140 |
| Asset retirement obligation | — | 768,657 | 768,657 | — | 247,533 | 247,533 |
| Deficit | 19,051,973 | 44,059 | 19,096,032 | 13,907,480 | 9,901 | 13,917,381 |

**2. SIGNIFICANT ACCOUNTING POLICIES: (Continued)**

Consolidated Statements of Operations and Deficit

| | Year ended December 31, 2003 | | | Year ended December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | As reported | Change | As restated | As reported | Change | As restated |
| Accretion expense | $ — | $ 34,158 | $ 34,158 | $ — | $ 9,901 | $ 9,901 |
| Loss for the period | 5,144,493 | 34,158 | 5,178,651 | 948,418 | 9,901 | 958,319 |

(b) Translation of foreign currencies:

Monetary assets and liabilities of the Company's operations in the United States and Chile are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates, and non-monetary assets and liabilities are translated at the historical rates of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Gains and losses on foreign currency translation are included in the statements of operations.

(c) Cash and cash equivalents:

Cash and short-term investments with a remaining maturity of three months or less at the date of acquisition are classified as cash and cash equivalents.

(d) Financial instruments:

Financial instruments are initially recorded at cost. The fair values of cash and cash equivalents, debenture subscription receivable, share subscription receivable, amounts receivable, accounts payable and accrued liabilities, loans payable and due to companies related by virtue of directors in common, approximate their recorded amounts because of their short-term nature.

The fair value of the convertible debentures approximates the carrying value as the yield on the convertible debentures approximates the interest rates the Company could obtain on similar financing.

(e) Mineral properties and deferred exploration expenditures:

The Company considers its exploration costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on proven and probable reserves or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

The recovery of costs of mineral properties and deferred exploration expenditures is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration, development and future profitable production or proceeds from disposition of such properties.

(f) Capital assets:

Capital assets are stated at cost. Depreciation of furniture and fixtures and computer equipment is provided on a declining-balance basis at 20% and 30% per annum, respectively.

(g) Stock-based compensation plans:

Effective January 1, 2003, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments — Amendments. Section 3870 is applied prospectively to all stock-based compensation granted on or after January 1, 2003. All stock options issued in 2002 were related to the acquisition of the Gay's River property and have been capitalized as such.

Prior to January 1, 2003, the Company did not recognize any compensation cost when options were issued. Any consideration paid on the exercise of options was recorded as share capital.

The Company's stock-based compensation plan is described in note 7(c). The Company accounts for all stock-based payments using the fair value-based method. Under this method, compensation cost attributable to options granted is measured at fair value at the grant date. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

2. **SIGNIFICANT ACCOUNTING POLICIES: (Continued)**

(h) Income taxes:

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i) Loss per share:

Basic loss per share is computed by dividing loss for the year by the weighted average number of common shares outstanding for the year. Shares held in escrow are included in the weighted average number of common shares when they are released from escrow. Diluted loss per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

(j) Use of estimates:

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenue and expenses for each year presented. Changes in the estimates and assumptions will occur based on the passage of time and the occurrence of certain future events.

3. **MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES:**

| | Nine months ended September 30, 2004 | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | (Unaudited) | (Restated — note 2(a)) | | |
| Balmat mine (a) | $2,822,593 | $2,063,621 | $ — | $ — |
| Gay's River (b) | 5,558,092 | 3,316,853 | 3,249,368 | — |
| Southwestern Ontario (c) | 718,381 | 530,753 | 321,772 | 108,691 |
| San Antonio (d) | 127,450 | — | — | 1,353,880 |
| | $9,226,516 | $5,911,227 | $3,571,140 | $1,462,571 |

(a) Balmat mine:

| | Nine months ended September 30, 2004 | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | (Unaudited) | (Restated — note 2(a)) | | |
| Balance, beginning of period | $2,063,621 | $ — | $ — | $ — |
| Acquisition costs | — | 1,576,655 | — | — |
| Deferred exploration costs | 758,972 | — | — | — |
| Reclamation liability | — | 486,966 | — | — |
| Balance, end of period | $2,822,593 | $2,063,621 | $ — | $ — |

During 2003, the Company established a wholly owned subsidiary, St. Lawrence Zinc Company LLC ("St. Lawrence"). St. Lawrence was incorporated in the State of New York for the purpose of acquiring the Balmat zinc mine ("Balmat"). On September 24, 2003, St. Lawrence purchased the Balmat zinc mine and related assets located in upper New York State. Total consideration paid consisted of a cash deposit of U.S. $1 million required to assume an environmental bond. In addition, contingent consideration, consisting of U.S. $20 million, was provided for in connection with the acquisition. The contingent consideration will be accounted for as additional purchase price as the contingencies are resolved and the amounts payable become fixed and/or determinable. The contingent consideration is payable out of 30% of the net future cash flow from operations after

**3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES: (Continued)**

allowing for reasonable capital and exploration expenditures. An additional U.S. $5 million is payable if the price of zinc is sustained at U.S. $0.70 per pound for a period of 24 consecutive months prior to the fifth anniversary of the date on which the initial U.S. $20 million is paid. In order to acquire the Balmat mine, the Company required financial assistance from a related party (note 10(a)).

Certain of the mining properties at the Balmat mine will be subject to a net smelter royalty of up to 4%. The mining properties subject to these net smelter royalties are governed under mineral rights leases with an initial term of 20 years renewable for additional terms of 20 years.

(b) Gay's River:

| | Nine months ended September 30, 2004 | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | (Unaudited) | (Restated — note 2(a)) | | |
| Balance, beginning of period | $3,316,853 | $3,249,368 | $ — | $ — |
| Acquisition costs | 2,000,000 | — | 2,971,235 | — |
| Deferred exploration costs | 241,239 | 67,485 | 40,501 | — |
| Reclamation liability | — | — | 237,632 | — |
| Balance, end of period | $5,558,092 | $3,316,853 | $3,249,368 | $ — |

On March 10, 2002, the Company completed the acquisition of a 50% controlling interest in the Gay's River zinc property in Nova Scotia and the remaining 50% in the Southwestern Ontario project. The acquisition of the properties, together with the assumption of cash of $409,462 and liabilities of $123,599, was completed through the issuance of 38,334,984 common shares (at $0.06 per common share, being the share price on the date the acquisition was announced) valued at $2,300,098 and 2,125,000 options valued at $72,000.

On December 4, 2002, the Company completed the acquisition of the remaining 50% of the Gay's River property from Regal Consolidated Ventures Limited ("Regal") through the issuance of 12,000,000 common shares (at $0.07 per common share, being the share price on the date the acquisition was announced) valued at $840,000 and 1,150,000 options valued at $45,000.

On March 25, 2004, the Company paid Pasminco Resources Canada Company $2,000,000 under the terms of the agreement. The Company has a 100% interest in the property subject to a 2% net smelter royalty.

An additional 6,000,000 common shares are to be issued to Regal as follows:

(i) 2,000,000 when the business plan for re-opening the mine has been completed; and

(ii) 4,000,000 when a production decision has been made.

No value has currently been ascribed to the shares that may be issued.

(c) Southwestern Ontario:

| | Nine months ended September 30, 2004 | Years ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | (Unaudited) | | | |
| Balance, beginning of period | $530,753 | $321,772 | $108,691 | $ 50,000 |
| Deferred exploration costs | 187,628 | 208,981 | 213,081 | 83,691 |
| Recoveries | — | — | — | (25,000) |
| Balance, end of period | $718,381 | $530,753 | $321,772 | $108,691 |

In August 2000, the Company entered into an agreement to acquire certain confidential information related to the exploration program for Mississippi Valley Type Lead-Zinc Mineralization (the "Property") in Southwestern Ontario. Pursuant to the

**3. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES: (Continued)**

agreement, during 2000, the Company paid $50,000 for the confidential information. The owner of the information will retain a 1% net smelter royalty on all lands acquired directly or indirectly by the Company as a result of the confidential information.

The Company has a 100% interest in the mineral property leases. All mineral leases will be subject to a net smelter royalty of between 1% and 2.5%.

As at December 31, 2003, the Company has leased a total of approximately 24,000 acres of land as part of its Southwestern Ontario project. The lease terms are generally for 10 years and the annual lease payment is $2.00 per acre.

(d) San Antonio:

On May 25, 1995, the Company entered into an agreement (the "Option Agreement") to explore and develop a group of properties located in Chile (the "Properties"). Pursuant to the Option Agreement, the Company earned a 100% interest in the Properties.

In 2002, the Company sold its interest in the San Antonio project to a private Chilean mining group for U.S. $850,000 (note 5). A write-down to estimated net realizable value was recorded in 2001.

**4. CAPITAL ASSETS:**

| September 30, 2004 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Mining Equipment | $116,332 | $25,367 | $ 90,965 |
| Furniture and fixtures | 24,089 | 8,120 | 15,969 |
| Computer equipment | 26,512 | 7,126 | 19,386 |
| | $166,933 | $40,613 | $126,320 |
| **December 31, 2003** | | | |
| Furniture and fixtures | $ 24,089 | $ 5,303 | $ 18,786 |
| Computer equipment | 11,784 | 1,768 | 10,016 |
| | $ 35,873 | $ 7,071 | $ 28,802 |
| **December 31, 2002** | | | |
| Furniture and fixtures | $ 16,079 | $ 1,608 | $ 14,471 |

**5. AMOUNTS RECEIVABLE:**

In 2002, the Company sold its interest in the San Antonio property for U.S. $850,000.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| May 2003 | U.S. $150,000 | U.S. $150,000 | U.S. $ — |
| November 2003 | 150,000 | 150,000 | — |
| May 2004 | 150,000 | 150,000 | — |
| | 450,000 | 450,000 | — |
| Less provision for bad debt | 450,000 | — | — |
| | U.S. $ — | U.S. $450,000 | U.S. $ — |

At December 31, 2002, these amounts were recorded as $711,001 in the Company's consolidated balance sheets. The purchaser did not make the scheduled payments in May and November 2003 totalling U.S. $300,000. As a result, in 2003, the Company recorded a provision against the remaining instalments receivable and, in 2004, received judgment in Chile to regain title to the San Antonio project.

## 6. CONVERTIBLE DEBENTURES:

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January 2004, an additional $600,000 of secured convertible debentures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placement were received in January 2004. Commissions and legal costs of $216,236 at September 30, 2004 ($165,000 at December 31, 2003) were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing costs are being amortized over the life of the debenture, being two years. Amortization for the nine months ended September 30, 2004 amounted to $81,089.

The debentures are secured by a charge over the assets of the Company and its Canadian subsidiaries. Providing certain conditions are met, the Company is not restricted from incurring additional indebtedness (subject to a maximum borrowing of $91 million per each specific project or acquisition) or from mortgaging, pledging or charging its properties to secure any indebtedness.

The debentures are convertible at the debenture holders' option into common shares of the Company prior to maturity at a conversion price of $0.26 per share. The Company has the right to require debenture holders to convert their debentures into common shares if the average closing price of the shares has been at least $0.65 in any 30 consecutive trading days.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The equity component, representing the fair value ascribed to the conversion rights at the date the debentures were originally issued of $1,250,000 at September 30, 2004 ($961,500 at December 31, 2003), is included within shareholders' equity. The value was estimated as at the date of issuance using the Black-Scholes option pricing model with the following assumptions: common share dividend yield of 0%, expected share price volatility of 100%, risk-free interest rate of 4.5% and a term of 2 years. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures' maturity date of December 19, 2005. For the nine months ended September 30, 2004, debt accretion of $489,294 is included in interest expense.

## 7. SHARE CAPITAL:

(a) Common shares:

Authorized:

Unlimited common shares

Issued:

| | Nine months ended September 30, | | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | | 2001 | |
| | Common Shares | Amount | Common Shares | Amount | Common Shares | Amount | Common Shares | Amount |
| Balance, beginning of period | 169,847,776 | $21,379,060 | 88,669,968 | $16,625,595 | 38,334,984 | $13,489,497 | 37,834,984 | $13,439,497 |
| Issued for property acquisition (note 4) | — | — | — | — | 50,334,984 | 3,140,098 | — | — |
| Issued for debt | 160,000 | 40,000 | 3,372,691 | 397,724 | — | — | 500,000 | 50,000 |
| Issued on private placements, net | 66,295,994 | 7,347,439 | 77,455,117 | 9,666,015 | — | — | — | — |
| Exercise of warrants | 740,909 | 140,772 | 350,000 | 52,500 | — | — | — | — |
| Exercise of options | 580,000 | 63,800 | — | — | — | — | — | — |
| Value attributed to warrants issued | — | (2,106,877) | — | (4,484,059) | — | — | — | — |
| Tax effect of flow through shares | — | (397,000) | — | — | — | — | — | — |
| Share issue costs | — | (819,809) | — | (878,715) | — | (4,000) | — | — |
| Balance, end of period | 237,624,679 | $25,647,385 | 169,847,776 | $21,379,060 | 88,669,968 | $16,625,595 | 38,334,984 | $13,489,497 |

**7. SHARE CAPITAL: (Continued)**

During 2004, the Company completed the following private placements:

(i) In September 2004, 34,520,000 units at a price of $0.05 per unit for gross proceeds of $1,726,000. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.06 per share.

In addition the broker was issued 3,452,000 broker warrants exercisable at $0.05 per share for a period of two years from the closing date and paid a commission of $117,280. An over-allotment option was provided to the broker to purchase up to 15% of the number of broker units issued at closing at the issue price of $0.09 at any time prior to November 30, 2004. On November 30, 2004, the broker exercised its over-allotment option and purchased an additional 5,178,000 units at a price of $0.09 per unit. Upon exercise of the over-allotment option, the broker was issued an additional 517,800 broker warrants with an exercise price of $0.09 per unit. Each broker unit is comprised of one common share and one half of a broker common share purchase warrant. Each whole broker common share purchase warrant is exercisable for one common share at an exercise price of $0.12 for a period of two years from the date of issue.

The Chairman and the Chief Executive Officer of the Company and the Corporate Secretary purchased 10,000,000 and 200,000 of these units respectively. Subsequent to September 30, 2004, the Company and these officers agreed to unwind these transactions, so that the securities comprising the units have been returned to the Company and the Company has returned the purchase price paid for the units.

(ii) In June 2004, 31,107,594 units at a price of $0.18 per unit for gross proceeds of $5,599,367. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.20 per share. Certain officers and directors of the Company purchased an aggregate of 23,879,594 of these units.

(iii) In April 2004, the Company settled $40,000 of amounts owing to a creditor through the issuance of 160,000 common shares.

During 2003, the Company completed the following private placements:

(i) In May 2003, 7,000,000 units at a price of $0.10 per unit for gross proceeds of $700,000. Each unit consists of one common share and one common share purchase warrant. Each warrant can be exercised to purchase one common share for a price of $0.13 for a period of 24 months from the date of closing.

(ii) In June 2003, 4,930,650 units at a price of $0.10 per unit for gross proceeds of $493,065. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.13 per share.

(iii) In September 2003, 27,272,734 units at a price of $0.11 per unit for gross proceeds of $3,000,001. Each unit consists of one common share and one common share purchase warrant. Each warrant entitled the holder thereof to acquire one common share for a period of two years from the date of issuance, exercisable at a price of $0.14 per share.

(iv) In October 2003, 33,768,400 units at a price of U.S. $0.10 per unit for gross proceeds of $4,273,082 (U.S. $3,376,840). Each unit consists of one common share and one common share purchase warrant, each warrant entitling the holder to acquire one common share for a period of two years from the date of issuance exercisable at a price of U.S. $0.12 per share. Of the 33,768,400 units subscribed, 768,400 were issued to the subscriber after December 31, 2003. The related value of these units has been classified as shares to be issued and warrants to be issued.

(v) In November 2003, 1,183,333 common shares at a price of U.S. $0.15 per share for gross proceeds of $229,839 (U.S. $177,500).

(vi) In December 2003, 4,068,400 units at a price of $0.25 per unit for gross proceeds of $1,017,100. Each unit consists of one flow-through common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one flow-through common share for a period of two years from the date of issuance exercisable at a price of $0.30 per share. In addition 406,840 warrants valued at $54,923 and exercisable at $0.25 per share were issued to brokers and have been accounted for as issue costs. The Company is required to spend the proceeds from the flow-through private placement on qualifying Canadian exploration activities during 2004.

The tax benefit to be renounced to the holders of the flow-through common shares was charged to capital stock when the renouncement was made in 2004.

7. **SHARE CAPITAL: (Continued)**

(vii) In 2003, the Company settled $362,724 of related party debts through the issuance of 3,022,691 common shares and $35,000 of other amounts payable through the issuance of 350,000 units of the Company, each unit being one common share and one common share purchase warrant exercisable at $0.13 per share for two years from the date of closing. In addition, the Company issued 250,000 warrants exercisable at $0.10 per share for two years in settlement of a debt to a supplier.

(b) Warrants:

| | Number | Amount |
|---|---|---|
| Warrants outstanding, January 1, 2003 | — | $ — |
| Issued on private placements | 75,244,424 | 4,451,014 |
| Exercised | (350,000) | (17,500) |
| Warrants outstanding, December 31, 2003 | 74,894,424 | 4,433,514 |
| Issued on private placements | 37,034,197 | 2,163,421 |
| Exercised | (740,909) | (37,045) |
| Cancelled | (50,000) | (6,000) |
| Warrants outstanding, September 30, 2004 | 111,137,712 | $6,553,890 |

Warrants outstanding to acquire common shares of the Company at September 30, 2004 are as follows:

| Warrants outstanding | Exercise price | Expiry date |
|---|---|---|
| 350,000 | $0.13 | February 24, 2005 |
| 6,650,000 | 0.13 | May 30, 2005 |
| 2,805,650 | 0.13 | June 25, 2005 |
| 2,125,000 | 0.13 | August 25, 2005 |
| 250,000 | 0.10 | October 3, 2005 |
| 26,531,825 | 0.14 | September 8 - 23, 2005 |
| 33,000,000 | U.S. $0.12 | October 9 - 21, 2005 |
| 768,400 | U.S. $0.12 | January 13, 2006 |
| 1,984,200 | 0.30 | December 23 - 31, 2005 |
| 406,840 | 0.25 | December 30, 2005 |
| 15,553,797 | 0.20 | March 31, 2006 |
| 17,260,000 | 0.06 | September 28, 2006 |
| 3,452,000 | 0.05 | September 28, 2006 |
| 111,137,712 | | |

For purposes of the warrant valuation, the fair value of the warrants was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100% for the year ended December 31, 2003 and 125% for the nine months ended September 30, 2004; risk-free interest rate of 4.5%; and an expected life of two years.

(c) Stock option plan:

Under the Company's stock option plan, the Company may grant options up to 10% of the issued and outstanding common shares of the Company to employees, officers, directors and consultants of the Company and its affiliates and other designated persons for a maximum term of five years. The options vest immediately and the option price may not be less than the market price of the shares at the time the option is granted. The maximum number of shares that may be issued to any optionee is 5% of the shares outstanding at the time of the grant.

7. **SHARE CAPITAL: (Continued)**

A summary of the changes in the outstanding stock options is as follows:

| | Nine months ended September 30, | | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | | 2001 | |
| | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price |
| Balance, beginning of period | 16,500,000 | $0.16 | 4,275,000 | $0.19 | 2,125,000 | $0.18 | 2,210,000 | $0.90 |
| Cancelled | (8,025,000) | 0.16 | — | — | (400,000) | 0.15 | (175,000) | 1.19 |
| Expired | — | — | — | — | (725,000) | 0.25 | (1,310,000) | 1.22 |
| Granted | 10,000,000 | 0.12 | 12,225,000 | 0.16 | 3,275,000 | 0.21 | 1,400,000 | 0.15 |
| Exercised | (580,000) | 0.11 | — | — | — | — | — | — |
| Outstanding, end of period | 17,895,000 | 0.12 | 16,500,000 | 0.16 | 4,275,000 | 0.19 | 2,125,000 | 0.18 |

On July 5, 2004, the Company re-priced an aggregate of 2,575,000 previously granted options to $0.10. The options were previously exercisable at prices ranging from $0.11 to $0.24 per share with expiry dates from June 13, 2006 to November 27, 2008.

The following table summarizes the options outstanding at September 30, 2004.

| Number of options outstanding and currently exercisable | Exercise price | Weighted average remaining contractual life (years) |
|---|---|---|
| 3,495,000 | $0.11 | 3.7 |
| 900,000 | 0.15 | 1.7 |
| 925,000 | 0.25 | 2.9 |
| 4,575,000 | 0.10 | 4.2 |
| 8,000,000 | 0.12 | 4.8 |

The fair value of the options granted during 2003 and 2004 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100% for the year ended December 31, 2003 and 125% for the nine months ended September 30, 2004; and a weighted average expected life of these options of 4.2 years.

Stock based compensation amounted to $643,975 and $1,463,000 for the nine-month ended September 30, 2004 and the year ended December 31, 2003, respectively. In 2002, all options granted were in connection with the acquisition of the Gay's River property and have been capitalized as such.

**7. SHARE CAPITAL: (Continued)**

(d) Loss per share:

| | Nine months ended September 30, | | Year ended December 31, | | |
|---|---|---|---|---|---|
| | 2004 | 2003(i) | 2003(i) | 2002(i) | 2001 |
| Numerator: | | | | | |
| Loss for the period | $(5,747,057) | $(1,874,100) | $(5,178,651) | $(958,319) | $(2,878,300) |
| Denominator: | | | | | |
| Weighted average number of common shares outstanding | 192,932,707 | 97,923,883 | 113,087,890 | 70,900,534 | 37,873,888 |
| Escrowed shares | — | — | — | (2,425,000) | (2,425,000) |
| | 192,932,707 | 97,923,883 | 113,087,890 | 68,475,534 | 35,448,888 |
| Basic and diluted loss per share | $(0.03) | $(0.02) | $(0.05) | $(0.01) | $(0.08) |

Note: (i) Restated — note 2(a)

As a result of net losses in each of the periods, the potential effect of exercising stock options, warrants and convertible debentures has not been included in the calculation of diluted loss per share because to do so would be anti-dilutive.

**8. INCOME TAXES:**

The recovery of income taxes varies from the amounts that would be computed by applying the Canadian federal and provincial statutory rate of approximately 39% (2002 — 40%; 2001 — 40%) to income before taxes as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | (Restated — note 2(a)) | | |
| Expected income tax recovery using statutory income tax rates | $2,020,000 | $383,000 | $1,151,000 |
| Tax benefit of losses not currently recognized | (1,450,000) | (383,000) | (1,151,000) |
| Non-deductible stock option compensation | (570,000) | — | — |
| | $ — | $ — | $ — |

**8. INCOME TAXES: (Continued)**

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2003, 2002 and 2001 are as follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | (Restated — note 2(a)) | | |
| Canada: | | | |
| Non-capital losses | $2,588,000 | $3,996,000 | $1,290,000 |
| Capital losses | 131,000 | 60,000 | 60,000 |
| Mineral properties | 2,238,000 | 2,186,000 | 900,000 |
| Share issue costs | 312,000 | 104,000 | 130,000 |
| Capital assets | 26,000 | 33,000 | — |
| | 5,295,000 | 6,379,000 | 2,380,000 |
| U.S.: | | | |
| Non-capital losses | 520,000 | — | — |
| Other | (631,000) | — | — |
| | (111,000) | — | — |
| Valuation allowance | (5,184,000) | (6,379,000) | (2,380,000) |
| | $ — | $ — | $ — |

The Company and its subsidiaries have incurred non-capital losses for Canadian income tax purposes of approximately $7.0 million which expire in 2004 to 2010. The benefit of these losses has not been recognized for accounting purposes.

Certain of the Company's non-capital losses and tax pools are restricted in their use.

**9. COMMITMENTS:**

The Company is committed to make the following payments for the rental of its office premises in Toronto and loading facility in Nova Scotia:

| | |
|---|---|
| 2004 | $103,379 |
| 2005 | 70,963 |
| 2006 | 70,963 |
| 2007 | 23,653 |

**10. RELATED PARTY TRANSACTIONS:**

(a) In order to close the acquisition of the Balmat mine (note 3(a)), St. Lawrence received financial assistance from Frame Mining Company ("Framco"), a company controlled by a former officer and director of the Company. Framco advanced U.S. $1 million to St. Lawrence in order for St. Lawrence to assume an environmental bond. In addition, Framco agreed to provide security on a proposed U.S. $4 million project loan to St. Lawrence. As security for these debts, the Company agreed to pledge a 51% interest in St. Lawrence. Under the terms of the agreement, 26% of the ownership interest held as security was released to the Company subsequent to the repayment of the U.S. $1 million advanced by Framco and an additional payment of U.S. $200,000. The remaining 25% ownership interest was released upon the final repayment of U.S. $800,000 to Framco. The amounts paid to Framco have been included in the acquisition cost of the Balmat mine.

(b) During 2003, two officers advanced $110,000 to the Company for operating purposes. The advances were repaid through the issuance of 1,100,000 of the units issued in May 2003.

(c) In 2002, the Company entered into agreements with related parties to convert $362,724 of outstanding debts to 3,022,691 common shares (note 7(a)).

**10. RELATED PARTY TRANSACTIONS: (Continued)**

(d) In 2002 and 2001, general and administrative costs of $24,547 and $42,000, respectively, were charged by a corporation controlled by an officer of the Company. These transactions were in the normal course of business and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(e) During the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003, the Company paid $403,133, $279,533 and $428,000, respectively, to two law firms which are associated with two of the Company's directors.

(f) In June 2004, certain officers and directors of the Company purchased an aggregate of 23,879,594 units in connection with a private placement completed by the Company (note 7).

(g) In September 2004, the Chairman of the Company acquired 10,000,000 units and the corporate secretary acquired 200,000 units in connection with a private placement completed by the Company (note 7).

**11. SUBSEQUENT EVENTS:**

(a) The Company entered into a share purchase agreement on October 7, 2004, amended as of December 13, 2004, to acquire from Anglo American International, S.A. all of the outstanding shares of 152640 Canada Inc., which holds all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd., for a purchase price of $325 million, subject to adjustments on closing estimated to be $12,805,000. The purchase price is payable as to $299,194 in cash and $13 million in units, each unit consisting of one common share and one half share purchase warrant. Each whole common share purchase warrant will entitle the holder thereof to purchase one common share at a price of $0.105 per common share at any time five years after the date of the closing of the offering described in note 11(g). The units will be qualified under the prospectus referred to in note 11(g). The acquisition is subject to regulatory and stock exchange approval and other customary closing conditions, including completion of the related financing of the acquisition.

The acquisition will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator.

(b) On November 30, 2004, the Company issued 5,178,000 units pursuant to the exercise of the over-allotment option granted in respect of the September 2004 private placement. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share at a price of $0.12 per common share, at any time prior to November 2006.

(c) On December 8, 2004 the Company held a special meeting of shareholders at which the shareholders approved the following items: (i) adoption of a shareholder rights plan; (ii) election of additional directors; (iii) reduction of the stated capital of the Company; (iv) consolidation of the common shares of the Company; and (v) change of the name of the Company from ONTZINC Corporation to HudBay Minerals Inc. The name change and the share consolidation of 30 old shares for 1 new share will only be effected upon the completion of the acquisition referred to in note 11(a). The reduction of capital in the amount of $21,978,639 will be effected in the December 31, 2004 consolidated financial statements.

(d) On November 30, 2004, the Company issued 100,000 common shares at a price of $0.14 per Common Share, upon the exercise of 100,000 Warrants.

(e) On December 8, 2004, the Company entered into an agreement which provides that the Company is to pay on the Closing of the Acquisition $120,000 to Frame Mining Corporation and Curraghdale Inc. to settle claims made by Curraghdale Inc. for compensation for services rendered by Mr. Clifford Frame from November 1, 2003 to April 21, 2004 in his then capacity as Chairman and Chief Executive of the Company and with respect to a claim by Frame Mining Corporation for repayment of a $10,000 loan.

(f) On December 10, the Company and the former Chief Executive Officer entered into a severance agreement which provides that the Company will make a lump sum severance payment of $500,000 on the closing of the Offering of Subscription Receipts referred to in note 11(g). The Company will record such severance expense during the fourth quarter of 2004.

(g) The Company filed a final prospectus dated December 14, 2004 in respect of an offering of up to 1,667,400,000 subscription receipts, for total gross proceeds of up to $125,055,000. Each subscription receipt will entitle the holder to receive one common share and one-half of one common share purchase warrant after giving effect to a proposed 30 old for one new share capital consolidation which was approved by the shareholders of the Company at a meeting held on December 8, 2004. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $3.15 (after consolidation) at any time for a period of five years from the closing date of the offering.

**AUDITOR'S CONSENT**
**KPMG LLP**

The Board of Directors of ONTZINC Corporation

We have read the Prospectus of ONTZINC Corporation (the "Company") dated December 14, 2004 relating to the sale and issue of up to 1,667,400,000 Subscription Receipts of the Company. We have compiled with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of they years in the three-year period ended December 31, 2003. Our report is dated April 5, 2004 (except as to notes 7(a)(i) and 11 which are as of December 14, 2004).

Toronto, Canada
December 14, 2004

/s/ KPMG LLP
Chartered Accountants

## AUDITORS' CONSENT
## DELOITTE & TOUCHE LLP

We have read the Prospectus of ONTZINC Corporation (the "Corporation") dated December 14, 2004 relating to the sale and issue of Subscription Receipts, each representing the right to receive one Common Share and one-half of one Common Share Purchase Warrant of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Prospectus of our report to the director of 152640 Canada Inc. (the "Company") on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated October 25, 2004.

Winnipeg, Manitoba
December 14, 2004

/s/ DELOITTE & TOUCHE LLP
Chartered Accountants

**CERTIFICATE OF THE COMPANY**

Dated: December 14, 2004.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick),by Section 63 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations under those acts. This Prospectus, as required by the *Securities Act* (Québec) and the regulations under that act, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) PETER GEORGE
President

(Signed) DOUGLAS SCHARF
Senior Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) RICHARD W. BRISSENDEN
Director

(Signed) CHRISTOPHER O. IRWIN
Director

## CERTIFICATE OF THE AGENTS

Dated: December 14, 2004.

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Section 64 of the *Securities Act* (Nova Scotia), by Part II of the *Securities Act* (Prince Edward Island) and by Part XIV of *The Securities Act* (Newfoundland and Labrador) and the respective regulations under those acts. To our knowledge, this Prospectus, as required by the *Securities Act* (Québec) and the regulations under that act, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

GMP SECURITIES LTD.

(Signed) MARK WELLINGS

| CANACCORD CAPITAL CORPORATION | HAYWOOD SECURITIES INC. | ORION SECURITIES INC. |
|---|---|---|
| (Signed) JENS J. MAYER | (Signed) JOHN D. WILLETT | (Signed) DOUGLAS BELL |
| HARRIS PARTNERS LIMITED | MCFARLANE GORDON INC. | NORTHERN SECURITIES INC. |
| (Signed) WILLIAM WASHINGTON | (Signed) BRADLEY D. GRIFFITHS | (Signed) VICTOR PHILIP ALBOINI |



*Le présent prospectus constitue une offre publique de ces titres uniquement dans les territoires où ils peuvent être légalement offerts en vente et uniquement par les personnes autorisées à les vendre. Le présent prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'achat des titres offerts aux termes des présentes aux États-Unis. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Quiconque donne à entendre le contraire commet une infraction. Les titres offerts aux termes des présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée* Securities Act of 1933, *en sa version modifiée, et, sous réserve de certaines exceptions, ils ne peuvent être offerts ou vendus aux États-Unis d'Amérique ou à une personne des États-Unis. Se reporter à la rubrique intitulée « Mode de placement ».*

**PROSPECTUS**

*Nouvelle émission* — Le 14 décembre 2004

# ONTZINC CORPORATION

## 125 055 000 $

### 1 667 400 000 reçus de souscription, chacun représentant le droit de recevoir une action ordinaire et un demi-bon de souscription d'action ordinaire

Par les présentes, nous offrons dans le public un maximum de 1 667 400 000 reçus de souscription (les « reçus de souscription ») au prix de 0,075 $ (le « prix d'offre ») le reçu de souscription (le « placement »). Chaque reçu de souscription conférera à son porteur le droit de recevoir une action ordinaire (une « action ordinaire ») et un demi-bon de souscription d'action ordinaire (chaque bon de souscription d'action ordinaire entier appelé un « bon de souscription »), sans devoir payer une contrepartie supplémentaire ni devoir prendre d'autres mesures, une fois satisfaites les conditions de libération du blocage (comme ce terme est défini ci-dessous). À la suite de la clôture du présent placement, nos actions ordinaires seront regroupées à raison de 30 anciennes actions pour une nouvelle action (la « consolidation »). Avant la consolidation, chaque bon de souscription entier conférera à son porteur le droit d'acheter une action ordinaire au prix de 0,105 $, en tout temps avant 17 h (heure de Toronto) à la date qui tombe cinq ans après la date de clôture du présent placement. Nous émettrons et vendrons les reçus de souscription aux termes d'une convention de placement pour compte (la « convention de placement pour compte ») que nous avons conclue avec Valeurs mobilières GMP Ltée, La Corporation Canaccord Capital, Valeurs Mobilières Haywood Inc., Valeurs Mobilières Orion Inc., Les Associés Harris Limitée, McFarlane Gordon Inc. et Valeurs mobilières Northern Inc. (les « placeurs pour compte »). Le prix d'offre des reçus de souscription a été établi par voie de négociation entre nous et les placeurs pour compte. Se reporter à la rubrique intitulée « Mode de placement ».

Nous offrons les reçus de souscription en vue de financer une portion du prix d'achat de l'acquisition (l'« acquisition ») de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée (« CMMB ») auprès d'Anglo American International, S.A. (« Anglo American »). Le prix d'achat net sera réglé en espèces pour la somme de 299 194 000 $ et par l'émission à Anglo American de 173 333 333 actions ordinaires et 86 666 667 bons de souscription pour la somme de 13 000 000 $. Le présent prospectus vise également les actions ordinaires et les bons de souscription devant être émis à Anglo American. Se reporter aux rubriques intitulées « Évolution générale des activités — Acquisition de CMMB » et « Emploi du produit ».

Le produit total tiré du présent placement s'élevant à un maximum de 125 055 000 $ (les « fonds entiercés ») sera déposé à la clôture du placement auprès d'Equity Transfer Services Inc., à titre d'agent d'entiercement (l'« agent d'entiercement »), en attendant la satisfaction des conditions de libération du blocage (comme ce terme est défini dans les présentes). À la condition que les conditions de libération du blocage soient satisfaites avant 17 h (heure de Toronto) le 28 février 2005 (l'« échéance »), chaque reçu de souscription sera automatiquement échangé contre une action ordinaire et un demi-bon de souscription, sans que les porteurs de reçus de souscription n'aient à payer une contrepartie supplémentaire ni à prendre d'autres mesures, et l'agent d'entiercement versera aux placeurs pour compte une rémunération des placeurs pour compte (en plus de l'intérêt produit ou du revenu réalisé sur celle-ci) et libérera le reste des fonds entiercés (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) en notre faveur au plus tard à 10 h (heure de Toronto) à la date de clôture de l'acquisition. Si les conditions de libération du blocage ne sont pas satisfaites avant l'échéance, ou si la convention d'acquisition (comme ce terme est défini dans les présentes) est résiliée avant l'échéance (dans l'un ou l'autre des cas, le « moment d'expiration »), l'agent d'entiercement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le moment d'expiration, un montant correspondant au prix d'offre et à leur quote-part proportionnelle de l'intérêt produit ou des autres revenus réalisés sur celui-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu). Se reporter aux rubriques intitulées « Évolution générale des activités — Acquisition de CMMB », « Emploi du produit » et « Modalités du placement ».

## Prix : 0,075 $ le reçu de souscription

| | Prix d'offre | Rémunération des placeurs pour compte[2] | Produit net revenant à la Société[3] |
|---|---|---|---|
| Par reçu de souscription | 0,075 $ | 0,0045 $ | 0,0705 $ |
| Total[1)4)] | 125 055 000 $ | 7 503 300 $ | 117 551 700 $ |

1) Nous avons octroyé aux placeurs pour compte une option (l'« option pour attributions excédentaires ») pouvant être levée pendant une période de 30 jours à compter de la date de clôture du présent placement en vue d'offrir jusqu'à 250 110 000 reçus de souscription supplémentaires, au prix d'offre (rajusté pour tenir compte de la consolidation, s'il y a lieu) uniquement aux fins de couverture des attributions excédentaires et de stabilisation du marché. Si cette option est levée avant la réalisation de l'acquisition, le produit total réuni dans le cadre de la levée de l'option pour attributions excédentaires sera également bloqué par l'agent d'entiercement jusqu'à la satisfaction des conditions de libération du blocage ou le moment d'expiration, selon la première de ces occurrences.

2) En contrepartie des services rendus par les placeurs pour compte dans le cadre du placement, nous leur verserons une rémunération correspondant à 6 % du produit brut reçu de la vente de tous les reçus de souscription et leur émettrons le nombre de bons de souscription de courtier correspondant à 6 % du nombre total de reçus de souscription émis dans le cadre du placement, chaque bon de souscription de courtier conférant à son porteur le droit d'acquérir une action ordinaire à un prix correspondant à 115 % du prix d'offre (rajusté pour tenir compte de la consolidation), pendant une période de 24 mois débutant à la date de clôture du placement. Aucune commission ou rémunération supplémentaire ne sera payable aux placeurs pour compte dans le cadre de l'émission des actions ordinaires ou des bons de souscription à l'échange des reçus de souscription ou à l'exercice des bons de souscription. Le présent prospectus vise également l'octroi de l'option pour attributions excédentaires et le placement des reçus de souscription offerts à la levée de cette option et l'émission des bons de souscription de courtier. Se reporter à la rubrique intitulée « Mode de placement ».

3) Déduction faite de la rémunération des placeurs pour compte, mais avant la déduction de nos dépenses dans le cadre du placement, qui sont estimées s'élever à 3 400 000 $, qui seront payées à partir du produit tiré du placement.

4) Si l'option pour attributions excédentaires est levée intégralement, le prix d'offre total, la rémunération des placeurs pour compte et le produit net revenant à ONTZINC (avant la déduction de nos dépenses dans le cadre du placement, estimées à 3 400 000 $) s'élèveront respectivement à 143 813 250 $, 8 628 795 $ et 135 184 455 $, respectivement.

*(suite à la page suivante)*

*(suite de la page couverture)*

**Un placement dans les reçus de souscription est hautement spéculatif et comporte des risques importants que les souscripteurs éventuels devraient examiner attentivement avant d'acheter ces titres. Les risques mentionnés dans le présent prospectus devraient être examinés attentivement par les souscripteurs éventuels dans le cadre d'un placement dans ces titres. Se reporter à la rubrique intitulée « Facteurs de risque ».**

Nous n'avons pas l'intention de demander l'inscription ou l'affichage aux fins de négociation des reçus de souscription à la cote d'une bourse ou d'un autre marché quelconque. Les actions ordinaires sont négociées à la cote de la Bourse de croissance TSX (la « TSX de croissance ») sous le symbole « OTZ ». Le cours de clôture des actions ordinaires à la cote de la TSX de croissance le 14 décembre 2004, soit le dernier jour au cours duquel les actions ordinaires ont été négociées avant le dépôt du présent prospectus, était de 0,10 $. La réalisation de l'acquisition est également assujettie à ce que nous satisfassions toutes les exigences de la TSX de croissance. La Bourse de Toronto (la « TSX ») a approuvé conditionnellement l'inscription à sa cote des actions ordinaires et des bons de souscription. L'inscription est assujettie à ce que nous satisfassions toutes les exigences de la TSX au plus tard le 9 mars 2005, notamment la levée d'un produit brut minimum de 100 millions de dollars aux termes du présent placement et le placement des bons de souscription auprès d'un nombre minimal de détenteurs publics de titres.

Les reçus de souscription sont offerts dans le cadre d'un placement pour compte, conformément aux conditions qui sont contenues dans la convention de placement pour compte dont il est question à la rubrique intitulée « Mode de placement », et sous réserve de l'approbation de certaines questions d'ordre juridique par nos conseillers juridiques, Cassels Brock & Blackwell LLP, et par Ogilvy Renault, pour le compte des placeurs pour compte.

Les souscriptions seront reçues sous réserve du droit de les rejeter ou de les attribuer en totalité ou en partie et il est possible de clore les registres de souscription en tout temps, sans préavis. La clôture du présent placement devrait avoir lieu vers le 21 décembre 2004, ou à une autre date dont nous pourrons convenir avec les placeurs pour compte, mais, dans tous les cas, au plus tard le 23 décembre 2004 (la « clôture »). Un ou plusieurs certificats représentant les reçus de souscription seront émis sous forme nominative seulement à La Caisse canadienne de dépôt de valeurs Limitée (la « CDS ») ou à son prête-nom et seront déposés auprès de la CDS à la clôture. À la date d'émission des actions ordinaires et des bons de souscription, nous émettrons sous forme nominative uniquement, à la CDS, le ou les certificats représentant les actions ordinaires et les bons de souscription pouvant être émis à l'échange des reçus de souscription. Nonobstant ce qui précède, les reçus de souscription, les actions ordinaires et les bons de souscription seront émis aux Etats-Unis ou à une personne des Etats-Unis en la forme d'un certificat définitif remis à leurs porteurs. Se reporter à la rubrique intitulée « Modalités du placement ».

## TABLE DES MATIÈRES



---

Vous ne devriez vous fier qu'aux renseignements qui sont contenus dans le présent prospectus. Ni les placeurs pour compte ni nous-même n'avons autorisé toute autre personne à vous fournir des renseignements différents. Si toute personne vous fournit des renseignements différents ou contradictoires, vous ne devriez pas vous y fier. Ni les placeurs pour compte ni nous-même ne présentons une offre de vente de ces reçus de souscription dans tout territoire où une offre ou une vente est interdite. Vous devriez présumer que les renseignements qui figurent dans le présent prospectus sont exacts uniquement à la date figurant sur la page couverture de celui-ci. Nos activités, nos résultats d'exploitation, notre situation financière et nos perspectives pourraient avoir changé depuis cette date.

## MISE EN GARDE CONCERNANT LES ÉNONCÉS PROSPECTIFS

Nous faisons des « déclarations prospectives » dans l'ensemble du présent prospectus notamment, des déclarations concernant notre rendement financier ou de l'exploitation futur ainsi que celui de nos filiales et de nos projets, le prix et la consommation futurs du zinc et du cuivre, l'estimation des réserves minérales et des ressources minérales, la réalisation des estimations des réserves minières, le moment et le montant de la production future estimative, les coûts de production, les dépenses en immobilisation, l'exploitation et la prospection (notamment les coûts en capital environnementaux liés à la fermeture et à la remise en état des mines), la disponibilité des concentrés de minerai de tiers, les projections en ce qui a trait à la vie de la mine et les estimations relatives aux flux de trésorerie. Lorsque vous lisez une déclaration qui ne constitue pas

simplement un énoncé de fait historique, comme lorsque nous décrivons ce que nous-même ou d'autres « planifions », « nous attendons à », « projetons », « prévoyons », « croyons », « prédisons », « estimons » ou « anticipons » ou une déclaration selon laquelle certains événements ou certaines conditions « pourraient avoir » ou « auront » lieu, vous devez tenir compte du fait que ces attentes pourraient être erronées ou que nous ou d'autres, selon le cas, pourrions ne pas atteindre ces objectifs. De même, les déclarations qui décrivent nos objectifs ou nos plans constituent ou peuvent constituer des énoncés prospectifs. Les énoncés prospectifs sont fondés sur nos opinions et nos estimations en date de ces déclarations et sont assujettis à divers risques et incertitudes ainsi qu'à d'autres facteurs qui pourraient faire en sorte que les événements ou les résultats réels diffèrent considérablement de ce que nous prévoyons dans les énoncés prospectifs. Ces facteurs s'entendent notamment des risques inhérents associés à l'acquisition de CMMB; de la fluctuation des prix des métaux et des taux de change des devises; des risques de couverture; des répercussions de la réglementation gouvernementale; de l'exploration, de la mise en valeur et de l'exploitation des propriétés minières; des incertitudes associées à l'interprétation des résultats de forage; du dépassement des coûts projetés ou des coûts et des dépenses imprévus; des incertitudes relatives à la disponibilité du financement et aux coûts de financement nécessaires à l'avenir; et d'autres facteurs décrits dans le présent prospectus à la rubrique intitulée « Facteurs de risque ». À moins que les lois sur les valeurs mobilières applicables ne le prescrivent, nous n'avons pas l'intention de mettre à jour ou de revoir les énoncés prospectifs en cas de changement dans les circonstances, les estimations ou les opinions. Vous ne devriez pas vous fier indûment aux énoncés prospectifs.

## PRÉSENTATION DE L'INFORMATION FINANCIÈRE

Les résultats financiers et l'information financière de ONTZINC de même que ceux de 152640 Canada Inc. (la « Société mère CMMB »), société qui, de façon immédiate, est la société mère de CMMB, qui figurent dans le présent prospectus sont présentés en conformité avec les principes comptables généralement reconnus au Canada (les « PCGR »).

## PRÉSENTATION DES DEVISES ET RENSEIGNEMENTS RELATIFS AU TAUX DE CHANGE

Le présent prospectus comporte des renvois au dollar américain et au dollar canadien. À moins d'indication contraire, tous les montants en dollars figurant dans les présentes sont libellés en dollars canadiens et le terme « dollars américains » ou le symbole « $ US » renvoi au dollar américain.

Les cours extrêmes des taux de change du dollar américain par rapport au dollar canadien, tels qu'ils sont déclarés par la Banque du Canada pour la période de neuf mois terminée le 30 septembre 2004 et pour chacun des trois exercices terminés les 31 décembre 2003, 2002 et 2001 s'établissaient de la manière suivante :

| | Période de neuf mois terminée le 30 septembre | Exercice terminé le 31 décembre | | |
|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 |
| Clôture | 1,25 $ | 1,30 $ | 1,58 $ | 1,59 $ |
| Maximal | 1,40 | 1,58 | 1,62 | 1,60 |
| Minimal | 1,26 | 1,28 | 1,40 | 1,49 |
| Moyen[1)] | 1,33 | 1,40 | 1,57 | 1,55 |

1) Calculé selon la moyenne quotidienne du cours à midi pour chaque période.

Le 10 décembre 2004, le cours du change à midi de la Banque du Canada était de 1,00 $ US = 1,2263 $ CA.

## ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de nos conseillers juridiques, Cassels Brock & Blackwell, LLP, et d'Ogilvy Renault, conseillers juridiques des placeurs pour compte, en fonction des dispositions actuelles de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt ») et de ses règlements d'application actuellement en vigueur (les « règlements »), les reçus de souscription constitueront des placements admissibles aux termes de la Loi de l'impôt pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite et des

régimes de participation différée aux bénéfices (les « régimes de revenu différé ») et pour les fiducies régies par des régimes enregistrés d'épargne-études (les « REEE »). Toutefois, les modifications proposées aux règlements qui, si elles sont adoptées, s'appliqueront aux biens acquis après le 27 février 2004 (les « modifications proposées »), auront un effet sur le statut de placement admissible des reçus de souscription et des bons de souscription. En vertu des modifications proposées, les bons de souscriptions constitueront des placements admissibles aux termes de la Loi de l'impôt pour les régimes de revenus différés et les REEE, à la condition que nous n'ayons aucun lien de dépendance avec chacune des personnes qui est un rentier, un bénéficiaire, un employeur ou un souscripteur aux termes du régime régissant la fiducie du régime. Les modifications proposées prévoient également que les reçus de souscription ne constitueront pas des placements admissibles aux termes de la Loi de l'impôt pour les régimes de revenus différés et les REEE. Ces conseillers juridiques ont été avisés par le ministère des Finances (Canada) par l'intermédiaire d'une lettre datée du 6 décembre 2004 (la « lettre d'accord ») que les modifications proposées doivent être modifiées de manière à permettre aux reçus de souscription de constituer des placements admissibles pour les régimes de placement différés et les REEE, à la condition que nous n'ayons aucun lien de dépendance avec chacune des personnes qui est un rentier, un bénéficiaire, un employeur ou un souscripteur aux termes du régime régissant la fiducie du régime. Même si les expériences antérieures ont démontré que les recommandations énoncées dans ces lettres d'accord auront éventuellement force de loi, rien ne garantit que les modifications proposées seront ainsi modifiées ni la date à laquelle ces modifications prendront effet. L'acquisition de placements non admissibles par les régimes de revenu différé et les REEE pourrait entraîner l'imposition d'un impôt de pénalité sur les avoirs de ces placements non admissibles ou sur leur revenu et, dans le cas d'un REEE, la révocation de l'enregistrement du régime.

En outre, d'après ces conseillers juridiques, leur avis étant fondé en partie sur une attestation d'un membre de la direction d'ONTZINC en ce qui a trait à certaines questions de fait, les reçus de souscription, les actions ordinaires et les bons de souscription, s'ils sont émis en date des présentes, ne constitueraient pas des « biens étrangers » pour l'application de la partie XI de la Loi de l'impôt.

## SOMMAIRE DU PROSPECTUS

*Le texte qui suit est un résumé des principales caractéristiques du présent placement et devrait être lu à la lumière des renseignements plus détaillés et des données et états financiers figurant ailleurs dans le présent prospectus. Vous devriez examiner attentivement l'ensemble du contenu du présent prospectus, notamment la rubrique intitulée « facteurs de risque », et consulter votre conseiller juridique et autre conseiller professionnel ayant une expérience pertinente.*

***À moins que le contexte ne suggère une autre interprétation, les renvois aux termes « nous » et « nos » et à d'autres termes semblables, de même que les renvois au terme « Société », font référence à ONTZINC Corporation et à ses filiales et coentreprises compte tenu de l'acquisition et les renvois à « ONTZINC » font référence à ONTZINC Corporation et à ses filiales avant l'acquisition.*** Les références faites au rapport Howe renvoient à un rapport intitulé « Technical Report on Hudson Bay Mining and Smelting Assets, Flin Flon Greenstone Belt, Manitoba and Saskatchewan, Canada », daté du 5 novembre 2004 (le « rapport Howe »), qui a été préparé à notre intention dans le cadre de l'acquisition par Michael Newbury, ing., d'A.C.A. Howe International Limited (« Howe »), en tant que personne qualifiée aux termes de la Norme canadienne 43-101 intitulée *Information concernant les projets miniers* (la « NC 43-101 »).

### Nos activités

ONTZINC a convenu d'acquérir auprès d'Anglo American la totalité des actions ordinaires en circulation de la société mère CMMB pour un prix d'achat d'environ 325 millions de dollars, sous réserve d'un rajustement à la clôture, actuellement évalué à environ 12 806 000 $, pour un prix d'achat net d'environ 312 194 000 $. Le prix d'achat net sera réglé en espèces pour la somme de 299 194 000 $ et par l'émission à Anglo American de 173 333 333 actions ordinaires et 86 666 667 bons de souscription pour la somme de 13 000 000 $ (« la contrepartie en titres pour l'acquisition »). À la réalisation de l'acquisition, nous seront une société intégrée d'exploitation minière et de fusion de métaux communs et nous constituerons l'un des dix principaux producteurs de zinc en Amérique du Nord. Par suite de l'acquisition, nous détiendrons :

- les mines de zinc et de cuivre 777/Callinan et Trout Lake situées près de Flin Flon au Manitoba, la mine de zinc Chisel North située près de Snow Lake au Manitoba et, la mine de cuivre Konuto Lake située en Saskatchewan (les « mines de CMMB ») qui ont, d'après le rapport Howe, des estimations de réserves minérales prouvées et probables totales d'environ 24,4 millions de tonnes de minerai, d'une teneur de 4,81 % de zinc et de 2,15 % de cuivre, et une estimation supplémentaire de 3,2 millions de tonnes de ressources minérales présumées, d'une teneur de 5,33 % de zinc et de 2,04 % de cuivre;
- un complexe métallurgique situé à Flin Flon, au Manitoba, et un concentrateur de zinc situé à proximité de Snow Lake, au Manitoba; le complexe métallurgique Flin Flon comprend un concentrateur de zinc et de cuivre, une usine d'extraction électrolytique et de lixiviation sous pression du zinc ainsi qu'une fonderie de cuivre, d'une capacité de production nanuelle de 115 000 tonnes de zinc moulé et de 90 000 tonnes de cuivre en anodes ainsi que des sous-produits d'or et d'argent;
- une usine d'oxyde de zinc d'une capacité de production annuelle de 45 000 tonnes qui traite entre 32 000 et 41 000 tonnes de notre production annuelle de zinc métallique;
- une participation de 50 % dans la coentreprise de commercialisation établie, Considar Metal Marketing Inc. (« CMM »).

CMMB a récemment réalisé un programme de dépenses en immobilisations de 435 millions de dollars (le « projet 777 »), qui englobait la construction et la mise en valeur de la mine 777 à Flin Flon et de la mine Chisel North à Snow Lake, l'agrandissement du concentrateur de Flin Flon, l'agrandissement de l'usine de traitement du zinc de Flin Flon, notamment la construction d'une cellule électrolytique et d'autres modernisations des infrastructures. Ce projet a permis d'améliorer les marges d'exploitation des mines, la productivité en milieu de travail et la sécurité au travail.

En 2003, la production totale de CMMB s'établissait à environ 117 800 tonnes de zinc affiné, 83 400 tonnes de cuivre affiné, 60 600 onces d'or et 1 090 800 onces d'argent, tirée des 228 500 tonnes de concentré de zinc (y

compris 46 300 tonnes de concentré acheté) et 273 100 tonnes de concentré de cuivre (y compris 108 800 tonnes de concentré acheté). Selon son estimation des réserves établie dans le rapport Howe, Howe évalue la durée de vie de la mine à 13 années. Au cours des 13 années de vie de la mine prévues, Howe prévoit que CMMB produira environ 3,308 milliards de livres de zinc et 2,513 milliards de livres de cuivre à partir des concentrés internes ainsi que des concentrés achetés. La production et l'information sur les coûts futurs sont fondées sur des hypothèses et des estimations qui sont assujetties à un grand nombre de risques et d'incertitudes et, par conséquent, nos résultats ou nos réalisations réels pourraient être considérablement différents. Se reporter à la rubrique intitulée « Potentiel minier de nos principales propriétés à la réalisation de l'acquisition » pour obtenir de plus amples détails sur la nature de cette information.

Dans le cadre de l'acquisition, ONTZINC a conclu une convention d'acquisition avec Anglo American, datée du 7 octobre 2004 (la « convention d'acquisition »). L'acquisition est assujettie à l'approbation des autorités de réglementation et des bourses des valeurs mobilières ainsi qu'à d'autres conditions de clôture, notamment notre réalisation d'un financement pour financer le prix d'achat. ONTZINC et Anglo American ont obtenu un certificat de décision préalable aux termes de la *Loi sur la concurrence* (Canada).

Nous sommes également propriétaires de deux projets de mise en valeur : la mine Balmat dans l'État de New York et la mine Gay's River dans la province de la Nouvelle-Écosse, au Canada; de deux projets d'exploration : le projet Southwestern Ontario dans la province d'Ontario, au Canada, et le projet San Antonio au Chili.

**Nos atouts concurrentiels**

Nous croyons que les points forts suivants de l'entreprise nous permettront d'accroître notre production et notre rentabilité :

- les installations modernes et mises à niveaux par suite d'un placement récent d'environ 435 millions de dollars;
- une possession importante de terrains, choisis sur une période couvrant plusieurs décennies, d'une superficie d'environ 280 000 hectares principalement situés au Manitoba et en Saskatchewan et ayant un potentiel important d'exploration stratégique;
- les activités intégrées verticalement, comptant quatre mines, deux concentrateurs, une fonderie de cuivre, une usine de traitement du zinc, une division de production d'oxyde de zinc et une coentreprise de commercialisation;
- l'équipe de gestion chevronnée ayant connu du succès dans tous les aspects de l'industrie minière;
- la main-d'œuvre stable possédant une bonne expérience du fonctionnement à tous les niveaux et un bon dossier de sécurité;
- l'infrastructure peu coûteuse et bien aménagée, notamment les coûts peu élevés passés de l'énergie électrique et l'accès pour le transport par rail, par route et par air.

**Notre stratégie**

Notre objectif immédiat consiste à conclure avec succès l'acquisition et à maintenir en poste les membres du personnel clé de CMMB. À l'atteinte de cet objectif, notre stratégie inclura des composantes clés suivantes :

- l'identification d'autres possibilités de réduction des coûts;
- l'examen d'autres possibilités de mise en valeur de mines et d'exploration de réserves minérales;
- la poursuite de la croissance par l'intermédiaire d'acquisitions sélectives;
- la conservation d'un bon rendement en matière de sécurité et d'environnement.

**Plan de financement**

ONTZINC prévoit financer l'acquisition à partir du produit net du présent placement et du produit net de la vente proposée (le « financement par emprunt ») de billets garantis de premier rang à 9 ⅝ % d'un capital global de 175 millions de dollars américains (les « billets ») d'une filiale en propriété exclusive nouvellement créée qui, après l'acquisition, aura la propriété de CMMB et qui, par la suite, fusionnera avec cette dernière. Nous prévoyons que les billets auront une échéance de sept ans. Les billets comportent des clauses restrictives qui, entre autres choses, limitent la capacité de notre filiale en propriété exclusive issue d'une fusion, dans certaines circonstances, à contracter des dettes supplémentaires ou à conclure des opérations de vente ou de cession-bail, à verser des dividendes ou à effectuer des distributions prélevées sur les capitaux propres, à faire des placements, à établir les privilèges, à participer à des opérations avec des membres du même groupe et à fusionner avec d'autres sociétés ou à se regrouper avec celles-ci ou à vendre la quasi-totalité de ses actifs. La réalisation de l'acquisition est assujettie à la réalisation réussie du présent placement et du financement par emprunt. Se reporter aux rubriques intitulées « Emploi du produit » et « Structure du capital ».

**Sommaire de l'information financière consolidée pro forma non vérifiée**

Le sommaire de l'information financière consolidée pro forma non vérifiée qui suit tient compte de l'acquisition, de la consolidation, du présent placement et du financement par emprunts, comme si ces événements avaient eu lieu le 1[er] janvier 2003 aux fins des résultats d'exploitation, et le 30 septembre 2004, aux fins du bilan. Le présent sommaire de l'information financière consolidée pro forma non vérifiée est fondé sur l'information disponible et certaines hypothèses que la direction juge raisonnables; il n'est présenté qu'à des fins d'illustration et n'a pas pour objet de représenter les résultats d'exploitation ou la situation financière que la société aurait obtenus si l'acquisition, la consolidation et les financements avaient eu lieu aux dates indiquées. Le sommaire de l'information financière consolidée pro forma est tiré des états financiers consolidés historiques de ONTZINC et ceux de la société mère de CMMB, à la lumière et sous réserve desquels il doit être lu, y compris les notes y afférentes, paraissant ailleurs dans le présent prospectus.

| | **Pro forma pour les neuf mois arrêtés au 30 septembre 2004** | **Pro forma pour l'exercice terminé le 31 décembre 2003** |
|---|---|---|
| | (non vérifié) | (non vérifié) |
| | (en milliers de dollars, sauf les montants par action) | |
| Résultats d'exploitation | | |
| Chiffre d'affaires net | 385 026 $ | 417 914 $ |
| Bénéfice net (perte) | 16 565 | (357 266) |
| Par action ordinaire | | |
| Bénéfice (perte) de base | 0,24 $ | (5,49)$ |
| Bénéfice (perte) dilué(e) | 0,24 $ | (5,49)$ |

| | **Pro forma au 30 septembre 2004** |
|---|---|
| | (non vérifié) (en milliers de dollars) |
| Bilan | |
| Espèces et quasi-espèces (exclusion faite de l'encaisse affectée de 13 000 $) | 36 120 $ |
| Total de l'actif | 620 999 |
| Total du passif | 482 839 |
| Capitaux propres | 138 160 |

Dans l'éventualité où les mandataires exercent l'option d'attribution excédentaire en totalité, sur une base pro forma, il y aura 8 337 000 actions ordinaires supplémentaires en circulation.

## Sommaire des données financières consolidées de la société mère de CMMB

Le tableau suivant présente le sommaire des données financières consolidées de la société mère de CMMB aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 et au 30 septembre 2004 et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003. Le présent sommaire des données financières consolidées est tiré des états financiers consolidés de la société mère de CMMB, y compris des notes s'y rapportant, ainsi que du rapport de gestion connexe inclus ailleurs dans le présent prospectus. Il doit être lu parallèlement à ces documents et il est donné entièrement sous réserve du texte intégral de ceux-ci. Les états financiers consolidés de la société mère de CMMB ont été préparés conformément aux PCGR du Canada.

| | Périodes de neuf mois terminées les 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (non vérifié) | (non vérifié) | (vérifié) | (vérifié) | (vérifié) |
| | | | (en milliers de dollars) | | |
| État des résultats : | | | | | |
| Chiffre d'affaires | 385 026 $ | 298 753 $ | 417 914 $ | 436 092 $ | 390 589 $ |
| Produit total | 392 114 | 299 214 | 418 757 | 439 568 | 409 583 |
| Frais d'exploitation | 308 378 | 316 188 | 430 626 | 440 431 | 417 364 |
| Frais généraux et administratifs | 6 068 | 5 141 | 6 907 | 9 561 | 10 321 |
| Amortissement | 39 902 | 53 475 | 70 709 | 66 429 | 73 327 |
| Charge de désactualisation | 1 266 | 1 134 | 2 078 | 1 890 | 1 937 |
| Frais d'exploration | — | — | 5 550 | 4 538 | 2 130 |
| (Gain) perte de change | 2 192 | (34 931) | (37 272) | (2 021) | 33 021 |
| Perte de valeur des actifs | — | — | 268 944 | — | — |
| Total des frais et charges | 353 464 | 341 007 | 747 542 | 520 828 | 538 100 |
| Bénéfice net (perte nette) | 38 800 | (42 896) | (330 103) | (82 958) | (129 725) |
| État des flux de trésorerie : | | | | | |
| Flux de trésorerie liés aux activités d'exploitation | 59 883 $ | 10 323 $ | (3 739)$ | (11 819)$ | (69 561)$ |
| Flux de trésorerie liés aux activités d'investissement | (47 896) | (89 305) | (118 366) | (112 897) | (188 436) |
| Flux de trésorerie liés aux activités de financement | 10 394 | 95 359 | 121 629 | 115 430 | 271 286 |
| Bilan : | | | | | |
| Espèces et quasi-espèces | 25 908 $ | | 3 527 $ | 4 003 $ | |
| Total de l'actif | 576 759 | | 512 396 | 733 418 | |
| Total du passif | 1 484 899 | | 1 459 310 | 1 349 984 | |
| Capitaux propres (négatifs) | (908 140) | | (946 914) | (616 566) | |

### Sommaire de l'information financière consolidée de ONTZINC Corporation

Les tableaux suivants présentent le sommaire de l'information financière consolidée de ONTZINC aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 ainsi qu'au 30 septembre 2004 et pour les neuf mois arrêtés aux 30 septembre 2004 et 2003. Le présent sommaire de l'information financière consolidée est tiré des états financiers consolidés de la société, à la lumière et sous réserve desquels il doit être lu, y compris les notes y afférentes, ainsi que du rapport de gestion, paraissant ailleurs dans le présent prospectus. Les états financiers consolidés ont été dressés conformément aux PCGR du Canada.

| | Neuf mois arrêtés aux 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (non vérifié) | (non vérifié) | (vérifié) | (vérifié) | (vérifié) |
| | (en milliers de dollars, sauf les montants par action) | | | | |
| États des résultats | | | | | |
| Produits nets | 19 $ | 5 $ | 8 $ | 2 $ | 1 $ |
| Perte nette | 5 747 | 1 874 | 5 179 | 958 | 2 878 |
| États des flux de trésorerie | | | | | |
| Sorties de fonds liées aux activités d'exploitation | (3 285)$ | (1 245)$ | (3 176)$ | (961)$ | (469)$ |
| Rentrées (sorties) de fonds liées aux activités de financement | 8 612 | 5 272 | 8 466 | (203) | 274 |
| Rentrées (sorties) de fonds liées aux activités d'investissement | (4 490) | (1 831) | (3 371) | 1 340 | 181 |
| Par action ordinaire | | | | | |
| Perte de base et diluée[1] | (0,03)$ | (0,02)$ | (0,05)$ | (0,01)$ | (0,08)$ |
| Nombre moyen pondéré d'actions ordinaires en circulation (en millions) | 193 | 98 | 113 | 68 | 35 |
| Bilans | | | | | |
| Espèces et quasi-espèces | 2 951 $ | | 2 114 $ | 195 $ | |
| Total de l'actif | 15 439 | | 12 455 | 4 576 | |
| Total du passif | 4 430 | | 2 833 | 1 234 | |
| Capitaux propres | 11 009 | | 9 622 | 3 342 | |

Note :

1) La perte de base et diluée par action ordinaire n'a pas été rajustée pour refléter la consolidation prévue. Si la consolidation avait eu lieu le 1er janvier 2001, la perte de base et diluée par action ordinaire aurait été respectivement de 0,89 $ et de 0,57 $ pour les neuf mois arrêtés aux 30 septembre 2004 et 2003 et respectivement de 1,37 $, 0,42 $ et 2,44 $ pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

## Le placement

**Placement :** 1 667 400 000 reçus de souscription. Nous créerons et émettrons des reçus de souscription aux termes d'une convention relative aux reçus de souscription (la « convention relative aux reçus de souscription ») que nous avons conclue avec Equity Transfer Services Inc., à titre d'agent d'entiercement aux termes de celle-ci, et les placeurs pour compte. Avant de donner effet à la consolidation, chaque reçu de souscription conférera à son porteur, au moment de l'échange, le droit de recevoir une action ordinaire et un demi-bon de souscription, sans que le porteur n'ait à payer une contrepartie supplémentaire ni à prendre d'autres mesures. Sous réserve que les conditions de libération du blocage soient respectées, les reçus de souscription seront réputés être échangés à la réalisation de l'acquisition. Avant la consolidation, chaque bon de souscription entier conférera à son porteur le droit d'acheter une action ordinaire au prix de 0,105 $, en tout temps avant 17 h (heure de Toronto) à la date qui tombe cinq ans après la date de clôture du présent placement.

**Option pour attributions excédentaires :** Nous avons octroyé aux placeurs pour compte une option (l'« option pour attributions excédentaires ») pouvant être levée en tout temps, en totalité ou en partie, jusqu'à 30 jours suivant la date de clôture du présent placement, en vue d'offrir 250 110 000 reçus de souscription supplémentaires au prix d'offre (pour un produit brut supplémentaire d'au plus 18 758 250 $) aux fins de couverture des attributions excédentaires, s'il y a lieu, et de stabilisation du marché. Se reporter à la rubrique intitulée « Mode de placement ». Si les placeurs pour compte lèvent l'option pour attributions excédentaires après la clôture de l'acquisition et de la consolidation, nous émettrons alors le nombre approprié d'actions ordinaires et de bons de souscription au lieu de reçus de souscription.

**Montant du placement :** 125 055 000 $ (143 813 250 $ si l'option pour attributions excédentaires est levée intégralement).

**Produit entiercé :** Le produit brut tiré de la vente des reçus de souscription (les « fonds entiercés ») seront remis à l'agent d'entiercement et bloqués par celui-ci. Les fonds entiercés seront investis dans des obligations à court terme portant intérêt et des obligations émises à escompte qui sont émises ou garanties par le gouvernement du Canada, une province canadienne ou une banque canadienne, à la condition que l'obligation en question ait obtenu une note d'au moins R1 (moyen) par DBRS Inc. ou une agence de notation équivalente, comme nous en donnerons la directive par écrit, en attendant que l'agent d'entiercement reçoive un avis dans la forme prescrite (l'« avis de libération du blocage ») que nous lui enverrons et qui sera contresigné par Valeurs mobilières GMP Ltée, pour le compte des placeurs pour compte. Cet avis de libération du blocage confirme que (i) toutes les conditions préalables à l'acquisition prévues par la convention d'acquisition ont été respectées ou ont fait l'objet d'une renonciation à notre appréciation et que les renonciations aux termes de la convention de l'acquisition ou des modifications apportées à celle-ci ne font pas en sorte que le présent prospectus contienne une information trompeuse (comme ce terme est défini dans la législation en valeurs mobilières) et que les parties à la convention d'acquisition soient disposées à effectuer la clôture lors du prochain jour ouvrable; (ii) nos actionnaires ont approuvé la consolidation; et (iii) nous-même et le chef de file dans le cadre du financement par emprunt avons fournis à l'agent d'entiercement un avis conjoint confirmant que le

| | |
|---|---|
| | financement par emprunt est clos ou est prêt à l'être le prochain jour ouvrable (collectivement, les « conditions de libération du blocage »), et enjoint à l'agent d'entiercement d'émettre et de remettre les actions ordinaires et les bons de souscription aux porteurs de reçus de souscription, de la manière et selon les conditions énoncées dans la convention relative aux reçus de souscription. À la condition que les conditions de libération du blocage soient respectées avant 17 h (heure de Toronto) le 28 février 2005 (l'« échéance »), l'agent d'entiercement (i) émettra aux porteurs de reçus de souscription, sans qu'ils aient à payer une contrepartie supplémentaire ni à prendre d'autres mesures, une action ordinaire et un demi-bon de souscription pour chaque reçu de souscription qu'ils détiennent; (ii) versera aux placeurs pour compte la rémunération des placeurs pour compte (en plus de l'intérêt produit ou du revenu réalisé sur celle-ci); et (iii) libérera le reste des fonds entiercés de la Société (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) au plus tard à 10 h (heure de Toronto) à la date de clôture de l'acquisition. Si les conditions de libération du blocage ne sont pas respectées au plus tard à l'échéance, ou si la convention d'acquisition est résiliée avant l'échéance (dans l'un ou l'autre des cas, le « moment d'expiration »), l'agent d'entiercement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le moment d'expiration, un montant correspondant au prix d'achat des reçus de souscription et à leur quote-part de l'intérêt produit ou des autres revenus réalisés sur ceux-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu). Si la clôture du présent placement a lieu parallèlement à la clôture de l'acquisition, ou si l'option pour attributions excédentaires est levée parallèlement à la clôture de l'acquisition, ou à la suite de celle-ci, un nombre approprié d'actions ordinaires et de bons de souscription sera émis directement aux acquéreurs aux présentes en remplacement des reçus de souscription. Dans un tel cas, le produit du placement ne sera pas bloqué. Se reporter à la rubrique intitulée « Emploi du produit ». |
| **Emploi du produit :** | Le produit net tiré du placement nous revenant est estimé à 114,2 millions de dollars (131,8 millions de dollars si l'option pour attributions excédentaires est levée intégralement) déduction faite de la rémunération des placeurs pour compte et des dépenses estimatives liées au présent placement. Nous entendons utiliser le produit net tiré du présent placement ainsi que le produit net provenant du financement par emprunt pour financer le prix d'achat de l'acquisition (actuellement 312 194 000 $, dont 299 194 000 $ sont payables en espèces, sous réserve du rajustement définitif à la clôture), les coûts de l'opération liés à l'acquisition, le placement, le financement par emprunt (environ 20 millions de dollars) et les besoins généraux de l'entreprise et du fonds de roulement, ce qui peut comprendre le remboursement de la dette. Le produit tiré de la vente de la contrepartie en titres pour l'acquisition sera utilisé pour fournir une garantie supplémentaire sous forme d'une lettre de crédit à l'égard de nos obligations en matière de remise en état. Se reporter à la rubrique intitulée « Emploi du produit ». |
| **Consolidation :** | À la suite de l'acquisition et de l'échange automatique des reçus de souscription, les actions ordinaires seront regroupées à raison de 30 anciennes actions ordinaires pour une nouvelle action ordinaire. |
| **Facteurs de risque :** | **Un placement dans les reçus de souscription est hautement spéculatif et comporte des risques importants que les souscripteurs éventuels devraient examiner attentivement avant d'acheter ces titres. Se reporter à la rubrique intitulée « Facteurs de risque ».** |

## NOS ACTIVITÉS

*Dans le présent prospectus, à moins que le contexte n'exige une interprétation différente, « nous », « notre », « nos » et des expressions semblables que la « Société » désignent ONTZINC Corporation et ses filiales et coentreprises, après avoir donné effet à l'acquisition. « ONTZINC » désigne ONTZINC Corporation et ses filiales, avant l'acquisition.*

### Nos activités

ONTZINC a récemment convenu d'acquérir auprès d'Anglo American la totalité des actions ordinaires en circulation de la Société mère CMMB pour un prix d'achat d'environ 325 millions de dollars, sous réserve d'un rajustement à la clôture, actuellement évalué à environ 13 millions de dollars, pour un prix d'achat net de 312 millions de dollars. Le prix d'achat est payable en espèces pour la somme de 299 194 000 $ et par l'émission de 173 333 333 actions ordinaires et de 86 666 667 bons de souscription pour la somme de 13 000 000 $. À la réalisation de l'acquisition, nous seront une société intégrée d'exploitation minière et de fusion de métaux communs et nous constituerons l'un des dix principaux producteurs de zinc en Amérique du Nord. Nous détiendrons :

- les mines de CMMB, qui ont, d'après le rapport Howe, des estimations de réserves minérales prouvées et probables totales d'environ 24,4 millions de tonnes de minerai, d'une teneur de 4,81 % de zinc et de 2,15 % de cuivre, et une estimation supplémentaire de 3,2 millions de tonnes de ressources minérales présumées, d'une teneur de 5,33 % de zinc et de 2,04 % de cuivre;
- un complexe métallurgique situé à Flin Flon, au Manitoba, et un concentrateur de zinc situé à proximité de Snow Lake, au Manitoba; le complexe métallurgique Flin Flon comprend un concentrateur de zinc et de cuivre, une usine d'extraction électrolytique et de lixiviation sous pression du zinc ainsi qu'une fonderie de cuivre, d'une capacité de production annuelle de 115 000 de tonnes de zinc moulé et de 90 000 tonnes de cuivre en anodes ainsi que des sous-produits d'or et d'argent;
- une usine d'oxyde de zinc d'une capacité de production annuelle de 45 000 tonnes qui traite entre 32 000 et 41 000 tonnes de notre production annuelle de zinc métallique;
- une équipe d'exploration expérimentée aux antécédents reconnus en termes de découverte de nouveaux corps minéralisés ainsi que des terrains d'une superficie d'environ 280 000 hectares situés principalement au Manitoba et en Saskatchewan, présentant la possibilité d'autres découvertes de minéraux;
- une équipe de production et d'exploitation minière chevronnée ainsi qu'une main-d'œuvre stable présentant un excellent dossier de santé et de sécurité;
- une participation de 50 % dans la coentreprise de commercialisation établie CMM qui commercialise nos métaux et identifie et acquiert des concentrés supplémentaires de zinc et de cuivre afin d'approvisionner notre complexe métallurgique.

CMMB a récemment réalisé le projet 777, un programme de dépenses en immobilisations de 435 millions de dollars, qui englobait la construction et la mise en valeur de la mine 777 à Flin Flon et de la mine Chisel North à Snow Lake, l'agrandissement du concentrateur de Flin Flon, l'agrandissement de l'usine de traitement du zinc de Flin Flon, notamment la construction d'une cellule électrolytique et d'autres modernisations des infrastructures. Ce projet a permis d'améliorer les marges d'exploitation des mines, la productivité en milieu de travail et la sécurité au travail.

En 2003, la production totale de CMMB s'établissait à environ 117 800 tonnes de zinc affiné, 83 400 tonnes de cuivre affiné, 60 600 onces d'or et 1 090 800 onces d'argent, tirée des 228 500 tonnes de concentré de zinc (y compris 46 300 tonnes de concentré acheté) et 273 100 tonnes de concentré de cuivre (y compris 108 800 tonnes de concentré acheté).

Nous sommes également propriétaires de deux projets de mise en valeur : la mine Balmat dans l'État de New York et la mine Gay's River dans la province de la Nouvelle-Écosse, au Canada; de deux projets d'exploration : le projet Southwestern Ontario dans la province d'Ontario, au Canada, et le projet San Antonio au Chili.

**Nos atouts concurrentiels**

Nous croyons que les points forts suivants de l'entreprise nous permettront d'accroître notre production et notre rentabilité.

*Installations modernes et mises à niveaux*

Entre 1998 et 2004, nous avons investi environ 435 millions de dollars en vue d'agrandir, de rehausser et de moderniser nos usines et nos mines. Le projet 777 comprenait la construction et la mise en valeur des mines modernes 777 et Chisel North, l'accroissement de la capacité du concentrateur de zinc à Flin Flon et l'agrandissement de notre usine de traitement du zinc, y compris l'installation d'une cellule électrolytique. L'aménagement de notre usine de traitement du zinc permet d'augmenter notre capacité d'un autre 15 %. Le projet 777 a permis d'améliorer notre productivité à la fois par l'entremise d'une nouvelle technologie et par la rationalisation de notre main-d'œuvre. Cette situation s'est traduite par l'efficacité de l'exploitation, des réductions de coûts et la production d'un minerai de teneur plus élevée.

*Superficie des terrains et potentiel d'exploration stratégique*

Nous détenons des terrains d'une superficie d'environ 280 000 hectares au Manitoba et en Saskatchewan. Nous comptons plus de 75 années d'antécédents d'exploitation, au cours desquelles nous avons mis en production plus de 25 corps minéralisés sur nos terrains. Actuellement, nous exploitons quatre mines sur ces terrains. Ces mines, selon les estimations figurant dans le rapport Howe, auront une durée de vie de 13 ans. Nos terrains incluent des portions de choix de la ceinture de roches vertes Flin Flon, laquelle est hautement productive, qui présentent, à notre avis, un potentiel énorme pour la découverte d'autres corps minéralisés. Comme la majeure partie de cette propriété se trouve à moins de 100 km de nos concentrateurs, nous prévoyons que nous serons en mesure d'exploiter de façon économique même les petits corps minéralisés que nous découvrons.

Nous sommes également propriétaires de 51 276 acres de droits miniers dans la partie nord de l'État de New York et louons 4 774 acres supplémentaires de droits miniers dans la zone avoisinant la mine Balmat.

*Activités intégrées verticalement*

Les activités de Flin Flon et de Snow Lake se composent de quatre mines d'exploitation, de deux concentrateurs, d'une fonderie de cuivre de 90 000 tonnes par année et d'une usine de traitement du zinc de 115 000 tonnes par année. Ces activités intégrées limitent notre exposition aux fluctuations des coûts tiers d'affinage et de traitement de tiers. En outre, la capacité offerte à nos usines métallurgiques, actuellement alimentées en concentrés achetés, nous offre la flexibilité nécessaire pour mettre en valeur les corps minéralisés dans la zone de Flin Flon et de Snow Lake ce qu'une société minière dépourvue d'usines métallurgiques ne serait pas en mesure de faire de manière profitable, après le paiement des frais de transport et de traitement. Notre division de production d'oxyde de zinc, Zochem, reçoit et traite une quantité importante de notre production de zinc métallique. Cette sortie permettra de minimiser l'effet cyclique du volume et la fluctuation des cours du marché du zinc métallique. Par l'intermédiaire de CMM, notre coentreprise de commercialisation, nous suivons et poursuivons nos relations avec les clients qui ont, par le passé, appuyé la demande et les prix élevés pour notre zinc, cuivre et oxyde de zinc.

*Équipe de gestion chevronnée*

L'équipe de gestion de ONTZINC possède une vaste expérience dans l'identification, l'acquisition et le financement d'exploitations minières de même que la gestion de sociétés ouvertes. Nous croyons que l'expérience dont nous disposons constitue un fondement solide grâce auquel nous pourrons accroître nos activités. L'équipe de gestion de CMMB a connu du succès dans divers aspects de l'industrie minière, y compris l'extraction, le traitement, la commercialisation et la remise en état subséquente des mines. L'expérience de la direction de CMMB constituait une partie intégrante de la réussite du projet 777, qui a été réalisé en avance sur les délais prévus et selon le budget alloué.

*Main-d'œuvre stable et qualifiée et bon dossier de sécurité*

La main-d'œuvre de CMMB est bien formée, historiquement stable, et possède une bonne expérience du fonctionnement à tous les niveaux. Les activités existantes de CMMB n'ont subi aucun arrêt de travail en plus de 30 ans, malgré d'importantes réductions des effectifs depuis 1991. En outre, CMMB possède des conventions relatives à la stabilité de la main-d'œuvre en place jusqu'en 2012, offrant un cadre pour les relations de travail qui minimise les risques de grève ou de lockout à ses exploitations. Se reporter à la rubrique intitulée « Nos activités — Exploitation — Employés ».

CMMB possède un bon dossier en matière de sécurité. Plus tôt cette année, CMMB a été recommandée à des fins d'enregistrement de son système de gestion de sécurité selon les évaluations de la santé et de la sécurité au travail de la série 18001 (« OHSAS 18001 »). Au cours de la période de trois ans terminée le 31 décembre 2003, CMMB a subi en moyenne un taux annuel d'environ 0,7 heure de temps perdu à la suite de blessures pour 200 000 heures travaillées. En plus d'une diminution des coûts d'indemnisation des travailleurs, nous croyons que les améliorations apportées à la sécurité en milieu de travail pour la main-d'œuvre de CMMB permet de maintenir de bonnes relations de travail entre la direction de CMMB et la main-d'œuvre.

*Infrastructure peu coûteuse et bien aménagée*

Nous possédons un infrastructure bien aménagée à faible coût. La presque totalité de notre alimentation électrique est fournie par Hydro-Manitoba par l'intermédiaire tant de ses réseaux électriques que de ceux de la Saskatchewan Power Corporation, qui sont alimentés par trois centrales hydroélectriques. Par le passé, le prix de l'électricité fourni par Hydro-Manitoba s'est classé parmi les plus faibles offerts par les principaux services publics d'énergie en Amérique du Nord. L'alimentation en eau du complexe métallurgique Flin Flon est pompée à partir du Trout Lake situé à proximité. En outre, les propriétés Flin Flon possèdent des accès bien développés pour le transport par rail, par route et par air. L'accès par rail permet l'achat de concentrés et de nombreux autres articles de consommation essentiels, comme le propane et le mazout, en vrac. Il permet de minimiser les frais de transport pour nos produits.

**Notre stratégie**

Notre objectif immédiat consiste à conclure avec succès l'acquisition de CMMB et à maintenir en poste les membres du personnel clé de CMMB. L'acquisition nous permettra de devenir un important producteur de zinc et de cuivre. Pour la période de douze mois terminée le 30 septembre 2004, le revenu total de CMMB s'élevait à plus de 511 millions de dollars.

Notre stratégie consiste à miser sur nos actifs d'exploitation reconnus, nos importantes réserves minérales et notre main-d'œuvre chevronnée pour ce qui suit.

*Identifier d'autres possibilités de réduction des coûts*

Au cours de la dernière décennie, nous avons abaissé nos coûts par l'intermédiaire d'investissements d'infrastructure, d'une priorité accordée à la sécurité au travail, d'une réduction ciblée de la main-d'œuvre et d'une augmentation de la production. Nous continuerons à examiner d'autres possibilités afin de réduire nos coûts de production, y compris la diminution des coûts d'affinage du cuivre par le truchement de l'achat prévu par CMM de l'affinerie de cuivre White Pine. L'augmentation de la production de concentrés provenant des mines CMMB ou une autre de nos propriétés situées à proximité ou présentant une quelconque synergie avec nos installations métallurgiques, constitue notre principale possibilité afin de réduire nos coûts et d'améliorer notre rentabilité.

*Examiner d'autres possibilités de mise en valeur des mines et d'exploration des réserves minérales*

Nous prévoyons exploiter les corps minéralisés connus et poursuivre des programmes élargis d'exploration. Nous croyons que les mines de CMMB, particulièrement pour les mines Trout Lake et 777/Callinan, présentent toujours des possibilités de découvertes de ressources minérales supplémentaires. Nous avons également l'intention d'axer notre programme d'exploration sur les propriétés de CMMB au Manitoba et en Saskatchewan. La réouverture de la mine Balmat constitue aussi une priorité. Grâce aux gestionnaires d'exploitation

chevronnés de CMMB et de l'expérience de CMM en matière de commercialisation, nous croyons être en mesure de reproduire en grande partie l'efficacité opérationnelle de CMMB à la mine Balmat. Nous examinerons également la possibilité d'intégrer ces activités à nos installations métallurgiques de Flin Flon. Sinon, nos programmes de mise en valeur et d'exploration seront axés sur nos autres projets existants ou des projets futurs, dans la mesure où ceux-ci présentent des possibilités intéressantes d'accroissement de nos réserves minérales.

*Poursuivre la croissance par l'intermédiaire d'acquisitions sélectives*

Nous croyons qu'il existe une possibilité de croissance future par l'intermédiaire d'acquisitions sélectives d'actifs d'exploitation et de propriétés à un haut degré de mise en valeur. En misant sur les connaissances spécialisées de notre équipe de gestion, nous avons l'intention de poursuivre une stratégie d'acquisition sélective et rigoureuse dans des zones présentant une stabilité politique, particulièrement des propriétés situées en Amérique du Nord, en Amérique du Sud et en Australie.

*Conserver un bon rendement en matière de sécurité et de protection de l'environnement*

L'une de nos valeurs fondamentales consiste à protéger la santé et le bien-être de nos employés ainsi que l'environnement. Nous avons obtenu un excellent dossier en matière de sécurité au cours des dernières années et nous sommes déterminés à conserver un tel dossier. Nous avons également l'intention de continuer d'adhérer à des normes rigoureuses en matière de conformité environnementale en vue d'améliorer continuellement notre performance environnementale. Les installations de Flin Flon et de Snow Lake ont chacune obtenu récemment une certification ISO 14001:1996 — système de gestion de l'environnement. Nous croyons que notre capacité à minimiser les absences résultant de blessures et les infractions à la réglementation en matière d'environnement constitue un élément essentiel au maintien et à la mise à profit de possibilités afin d'améliorer notre efficacité opérationnelle globale.

**Exploitation**

Nous sommes une société d'exploitation minière et de fusion de métaux commun intégrée verticalement. Le tableau suivant illustre le déroulement de nos opérations actuelles.


Mine Trout Lake
Mine 777/Callinan
Mine Konuto
Mine Chisel North
Usine de concentration de Flin Flon
Usine de concentration de Snow Lake
Concentré de cuivre interne
Concentré de zinc interne
Fonderie de cuivre
Concentré acheté
Usine de traitement du zinc
Oxyde de zinc de Zochem
CMM entreprise en co-participation de marketing

La carte suivante illustre l'emplacement de nos installations au Manitoba et en Saskatchewan.


BAIE D'HUDSON
MANITOBA
Mine Trout Lake
ALBERTA
Mine de zinc Chisel North et concentrateur de minerai Snow Lake
Mine 777/Callinan
Fonderie de cuivre de Flin Flon et usine de traitement du zinc concentrateur de minerai
Mine de cuivre Konuto Lake (propriété de Saskatchewan)
SASKATCHEWAN
ONTARIO
ÉTATS-UNIS

La mine Balmat se trouve dans le comté St. Lawrence dans l'État de New York, à environ 32 kilomètres au sud du Fleuve St-Laurent.

*Production antérieure*

Nous produisons des produits de zinc et de cuivre à partir de concentrés provenant des mines de CMMB (« concentrés internes ») et de concentrés acquis auprès de tiers (« concentrés achetés »). Le tableau ci-après illustre la production totale de métal des installations de CMMB pour la période de neuf mois terminée le 30 septembre 2004 et les exercices terminés les 31 décembre 2003, 2002 et 2001.

| | | **Sommaire de la production** | | | |
|---|---|---|---|---|---|
| | **Unités de mesure** | **au 30 septembre 2004** | **2003** | **2002** | **2001** |
| **Production de métal à partir des concentrés internes** | | | | | |
| Zinc | milliers de tonnes | 80,1 | 93,0 | 102,1 | 78,4 |
| Cuivre | milliers de tonnes | 31,1 | 42,1 | 45,2 | 55,0 |
| Or | milliers d'onces troy | 51,4 | 57,0 | 57,1 | 66,5 |
| Argent | milliers d'onces troy | 456,1 | 630,3 | 802,8 | 893,0 |
| **Production de métal à partir de concentrés achetés** | | | | | |
| Zinc | milliers de tonnes | 1,8 | 24,8 | 6,0 | 10,0 |
| Cuivre | milliers de tonnes | 23,9 | 41,3 | 40,7 | 26,8 |
| Or | milliers d'onces troy | 1,0 | 3,6 | 4,9 | 5,4 |
| Argent | milliers d'onces troy | 282,0 | 460,5 | 486,5 | 371,4 |
| **Production totale de métal** | | | | | |
| Zinc | milliers de tonnes | 81,9 | 117,8 | 108,1 | 88,4 |
| Cuivre | milliers de tonnes | 55,0 | 83,4 | 85,9 | 81,8 |
| Or | milliers d'onces troy | 52,4 | 60,6 | 62,0 | 71,9 |
| Argent | en milliers d'onces troy | 738,1 | 1 090,8 | 1 289,3 | 1 264,4 |

*Exploitation minière souterraine*

Nos principales propriétés sont les mines CMMB et usines connexes, les usines et la mine Balmat. Les mines de CMMB comprennent les mines 777/Callinan, Trout Lake et Chisel North dans la partie nord du Manitoba et la mine Konuto Lake dans la partie nord de la Saskatchewan. La mine Balmat n'est pas actuellement en activité. Chacune des mines CMMB et la mine Balmat sont des mines souterraines.

Les mines CMMB

*Emplacement*

À l'exception de la mine Chisel North, les mines CMMB se trouvent à moins de 24 kilomètres de la ville de Flin Flon. La mine Chisel North se trouve à environ 215 kilomètres à l'est de Flin Flon. La ville de Flin Flon est située environ 750 kilomètres au nord de Winnipeg, la capitale de la province du Manitoba. Flin Flon compte une population d'environ 7 000 habitants, et 3 000 autres habitants vivent dans la communauté environnante, et possède des accès bien aménagés par la route, le transport ferroviaire et le transport aérien.

L'approvisionnement en eau de Flin Flon provient du Trout Lake. L'alimentation électrique provient des réseaux électriques d'Hydro Manitoba et de la Saskatchewan Power Corporation, qui sont alimentés par trois centrales hydroélectriques.

Les coûts de location annuels pour les droits miniers s'élèvent à environ 280 000 $, en fonction d'un taux de 8,00 $ l'hectare.

La région géographique est caractérisée par des étés frais et des hivers très froids; sa température moyenne annuelle s'établit à environ −2,5°C. La végétation prédominante consiste en des peuplements denses d'épinettes noires et de pins gris de même qu'un étage arbustif d'éricacés et une couverture végétale de mousses et de liquides.

*Géologie*

Les mines CMMB se trouvent sur le Bouclier canadien, l'une des plus importantes zones exposées au monde de roches précambriennes. Le Bouclier canadien est composé des vastes restes déformés d'anciens terrains volcanosédimentaires (« ceintures de roches vertes »). Des métaux précieux et communs ont été trouvés, par le passé, dans ces ceintures de roches.

Les corps minéralisés de la ceinture de roches vertes Flin Flon ont été constitués d'une association d'arcs insulaires du protérozoïque précoce présentant un fort potentiel qui s'étire à découvert sur une distance de 250 kilomètres dans un axe est-ouest et de 75 kilomètres dans un axe nord-sud. Les gisements sont des métaux précieux riches et du cuivre-zinc de type sulfure massif volcagénique (« SMV ») encaissé dans des roches volcanofelsiques et mafiques où la roche felsique contient les gisements les plus importants. Il est préférable de classifier les gisements SMV en seulement deux groupes importants, le type cuivre-zinc et le type zinc-plomb-cuivre, respectivement, qui reflètent les regroupements de minerais métalliques principaux et d'autres caractéristiques géologiques. Les gisements VMS dans la région varient en taille de moins de 100 000 tonnes à plus de 100 millions de tonnes pour le gisement de corps minéralisés Flin Flon/777/Callinan.

*Historique*

CMMB exploite la ceinture de roches vertes de Flin Flon depuis plus de 75 ans. Au cours de cette période, CMMB a extrait environ 155 millions de tonnes de minerai.

Au milieu des années 1990, une révision de la stratégie des activités de CMMB a établi que la société était en déclin : ses réserves s'amenuisaient, les teneurs en minerai étaient plus faibles, les coûts augmentaient et son dossier en matière de sécurité était faible. À ce moment, CMMB a conclu qu'elle avait une durée de vie de la mine de moins de 10 ans et elle prévoyait la fermeture de la mine avant 2005.

Dans le cadre du plan de fermeture, CMMB a décidé de poursuivre ses efforts d'exploration jusqu'en 1998, soit l'année limite où un corps minéralisé pouvait être mis en valeur à des fins de production avant la clôture prévue. En 1993, en fonction de son programme de forage, CMMB a découvert le corps minéralisé 777 et, en 1997, avait délimité ce corps minéralisé. CMMB a établi que le corps minéralisé 777 lui permettait de prolonger ses activités pour un autre 12 à 16 ans si un nombre important de facteurs primordiaux étaient réglés. Par conséquent, CMMB a réduit considérablement ses coûts unitaires d'exploitation généraux, rehaussés son rendement en matière de sécurité et créé une culture d'entreprise axée sur le rendement.

*Mine 777/Callinan*

La mine 777/Callinan est située à environ un kilomètre au nord de Flin Flon et fait partie du groupement de gisements Flin Flon de corps minéralisés. Selon le rapport Howe, la mine 777/Callinan contient environ 68,6 % des réserves minérales estimatives de CMMB.

La présence de cette mine a d'abord été signalée en 1993 par un trou d'exploration souterrain qui recoupait la minéralisation à une profondeur de 1 000 mètres. En 1995, un programme de forage a délimité le corps minéralisé. En 1999, CMMB a entrepris la mise en valeur de la mine 777 dans le cadre du projet 777 et la production commerciale de cette mine a débuté en janvier 2004.

Le groupement de corps minéralisés de la mine Flin Flon, qui comprend les corps minéralisés Flin Flon, 777 et Callinan, est composée d'une série d'écoulements volcaniques et de roches volcanoclastiques qui sont principalement de nature balsatique. Dans la zone de la mine, la séquence lithologique de l'horizon se trouve du côté ouest du pli synclinal Hidden Lake et montre une direction d'environ 350 degrés vrais et un pendage de 50 à 60 degrés vers l'est.

La mine comporte un réseau de galeries interne permettant des déplacements entre les étages d'exploitation. Le puits 777 est un puits vertical d'un diamètre de 6,7 mètres à une profondeur de 1 530 mètres. L'extraction de minerai et de déchets est effectuée au moyen d'un treuil à double tambour d'une capacité excédant 1,35 million de tonnes par année, employant des skips de 16 tonnes. Un treuil à double tambour distinct actionne une cage et un contrepoids et un treuil à un tambour actionne une petite cage.

L'exploitation minière est effectuée au moyen d'une combinaison d'abattage mécanisé par déblais et remblais et d'abattage en chambre vide par trous profonds. Le remblayage avec de la pâte est réalisé afin de remplir les chambres excavées et provient du concentrateur de Flin Flon par pompage par l'intermédiaire d'un réseau de trous de mine et de conduites alignés. En plus du remblayage, des piliers de mine sont conservés afin d'agir comme soutènement dans une zone. La roche encaissante, en particulier celle du toit, est compétente.

Le contrôle de la ventilation est adéquat et le puits principal représente la principale prise d'air frais. Un compresseur réservé assure l'alimentation en air comprimé. Les conduites d'air et d'eau sont installées afin de distribuer l'air comprimé et l'eau dans la mine. La mine est également pourvue d'une alimentation électrique adéquate aux fins de forage et de mise en valeur.

Le tableau suivant présente la production à la mine 777/Callinan pour la période de neuf mois terminée le 30 septembre 2004 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

**Statistiques rétrospectives de la mine 777/Callinan**

| | | au 30 septembre | au 31 décembre | | |
|---|---|---|---|---|---|
| | **Unités de mesure** | **2004** | **2003** | **2002** | **2001** |
| Tonnes extraites | milliers de tonnes | 730,2 | 709,2 | 601,1 | 593,9 |
| Zinc | % | 4,59 | 3,96 | 3,95 | 4,23 |
| Cuivre | % | 3,01 | 2,80 | 2,31 | 2,40 |
| Or | grammes/tonnes | 2,33 | 1,92 | 1,95 | 2,16 |
| Argent | grammes/tonnes | 23,76 | 21,81 | 19,17 | 24,89 |
| Main-d'œuvre | employés | 177 | 177 | 177 | 178 |
| Zinc contenu | tonnes | 33 524 | 28 090 | 23 714 | 25 132 |
| | (mm lb) | (73,9) | (61,93) | (52,28) | (55,41) |
| Cuivre contenu | tonnes | 21 957 | 19 871 | 13 862 | 14 270 |
| | (mm lb) | (48,4) | (43,81) | (30,56) | (31,46) |
| Or contenu | kilogrammes | 1 702 | 1 362 | 1 175 | 1 283 |
| | (oz troy) | (54 734) | (43 777) | (37 769) | (41 241) |
| Argent contenu | kilogrammes | 17 350 | 15 464 | 11 521 | 14 782 |
| | (oz troy) | (557 801) | (497 179) | (370 401) | (475 249) |

***Mine Trout Lake***

La mine Trout Lake se trouve sous le Trout Lake, à environ six kilomètres au nord-est du complexe métallurgique Flin Flon. Selon le rapport Howe, la mine Trout Lake contient environ 18,9 % des réserves minérales estimatives de CMMB.

La mine Trout Lake a été découverte par Exploration Granges Inc. dans les années 1970 à la suite d'essais par forage d'une cible électromagnétique géophysique située dans une zone sous le Trout Lake qui était, apparemment, constitué de roches volcanofelsiques semblables à celles qui renferment les corps minéralisés Flin Flon. La production commerciale a débuté en 1988.

Le corps minéralisé du Trout Lake constitue un affleurement masque sous le Trout Lake et contient plus de 30 lentilles dans plusieurs zones. Les lentilles montrent un pendage d'environ 60 degrés et sont d'une largeur moyenne de huit mètres. Le corps minéralisé est un gisement épiseptal de sulfure massif volcanique. La chalcopyrite et la sphalérite constituent les principaux sulfures de métal commun et se retrouvent avec la pyrite dans des couches de sulfure massif.

Le puits principal a été foré à une profondeur de 1 091 mètres. L'aménagement de la mine comprend un certain nombre de galeries inclinées et de puits de ventilation à inclinaison abrupte ainsi que des cheminées de minerai. Le puits principal est un puits vertical circulaire de 4,9 mètres de diamètre pourvu de deux compartiments en fonction jusqu'à une profondeur de 1 091 mètres. La galerie se prolonge jusqu'à 1 100 mètres sous la surface selon un angle de 15 % par rapport à l'horizontal. Un transporteur incliné d'une longueur de 762 mètres transporte le minerai du concasseur souterrain jusqu'au silo de minerai grossier adjacent au puits.

L'exploitation minière est effectuée par abattage en chambre vide par trous profonds à l'aide d'un matériel sans voie. Le minerai concassé est transporté par camion de l'emplacement de la mine jusqu'au concentrateur de Flin Flon à des fins de transformation, et puis à la fonderie de cuivre et à l'usine de traitement du zinc de CMMB pour un traitement subséquent.

Le tableau suivant présente la production de la mine Trout Lake pour la période de neuf mois terminée le 30 septembre 2004 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

**Statistiques rétrospectives de la mine Trout Lake**

| | | au 30 septembre | au 31 décembre | | |
|---|---|---|---|---|---|
| | Unités de mesure | 2004 | 2003 | 2002 | 2001 |
| Tonnes extraites | milliers de tonnes | 689,5 | 872,7 | 898,6 | 909,1 |
| Zinc | % | 5,08 | 4,82 | 4,21 | 4,06 |
| Cuivre | % | 1,50 | 1,17 | 1,63 | 1,40 |
| Or | grammes/tonnes | 1,47 | 1,78 | 1,34 | 1,17 |
| Argent | grammes/tonnes | 12,89 | 20,40 | 12,10 | 10,46 |
| Main-d'œuvre | employés | 174 | 183 | 181 | 183 |
| Zinc contenu | tonnes | 35 046 | 42 018 | 37 832 | 36 882 |
| | (mm lb) | (77,26) | (92,63) | (83,41) | (81,31) |
| Cuivre contenu | tonnes | 10 321 | 10 219 | 14 639 | 12 691 |
| | (mm lb) | (22,75) | (22,53) | (32,27) | (27,98) |
| Or contenu | kilogrammes | 1 016 | 1 556 | 1 202 | 1 060 |
| | (oz troy) | (32 680) | (50 021) | (38 632) | (34 072) |
| Argent contenu | kilogrammes | 8 888 | 17 802 | 10 876 | 9 507 |
| | (oz troy) | (285 762) | (572 352) | (349 669) | (305 643) |

***Mine Konuto Lake***

La mine Konuto Lake se trouve en Saskatchewan, à environ 24 kilomètres au sud-ouest de Flin Flon. Selon le rapport Howe, la mine Konuto Lake contient environ 3,1 % des réserves minérales estimatives de CMMB.

Le corps minéralisé Konuto Lake a été découvert au moyen d'un levé géophysique aérien en 1994 et un suivi par forage au diamant a eu lieu la même année. La construction et le développement des immobilisations du projet Konuto ont commencé en 1997 et la production a débuté en 1999. En 2001, une grande lentille parallèle a été découverte et est actuellement exploitée. La mine produit environ 300 000 tonnes de minerai par année provenant de multiples lentilles pratiquement verticales entre 40 et 465 mètres de profondeur. Initialement, l'extraction minière était effectuée selon la méthode d'abattage par déblais et remblais utilisant des remblais de stériles non consolidés et depuis 2003, comprend la méthode d'abattage en chambre vide par trous profonds.

Le gisement se compose de sulfure massif encaissé dans les roches volcaniques recouvertes par des écoulements volcaniques de balsate stérile. La chalcopyrite et la sphalérite d'accompagnement constituent les principaux sulfures de métal commun et se trouvent avec la pyrite dans les couches de sulfure massif concordantes à la stratigraphie. L'horizon qui comprend le gisement a été répété par un plissement isoclinal en direction nord et constitue probablement le même horizon que celui qui encaisse les corps minéralisés Birch-Flexar situés deux kilomètres à l'est du gisement de Konuto Lake.

La mine est composée de galeries d'une profondeur de 456 mètres. L'exploitation minière est effectuée au moyen d'une combinaison d'abattage en chambre vide par trous profonds et par déblais et de remblais. Le minerai est concassé à la surface en vertu d'un contrat, puis transporté sur une route de la Société jusqu'au concentrateur de Flin Flon.

Le tableau suivant présente la production à la mine Konuto Lake pour la période de neuf mois terminée le 30 septembre 2004 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

**Statistiques rétrospectives de la mine Konuto Lake**

| | | au 30 septembre | au 31 décembre | | |
|---|---|---|---|---|---|
| | **Unités de mesure** | **2004** | **2003** | **2002** | **2001** |
| Tonnes extraites | milliers de tonnes | 252,3 | 321,5 | 298,9 | 200,6 |
| Zinc | % | 2,06 | 1,82 | 2,12 | 1,39 |
| Cuivre | % | 4,11 | 3,73 | 4,06 | 4,50 |
| Or | grammes/tonnes | 1,99 | 1,99 | 2,02 | 2,06 |
| Argent | grammes/tonnes | 9,57 | 9,50 | 7,58 | 8,43 |
| Main-d'œuvre | employés | 47 | 55 | 55 | 35 |
| Zinc contenu | tonnes | 5 199 | 5 841 | 6 334 | 2 788 |
| | (mm lb) | (11,5) | (12,9) | (14,0) | (6,2) |
| Cuivre contenu | tonnes | 10 369 | 11 985 | 12 146 | 9 033 |
| | (mm lb) | (22,9) | (26,4) | (26,8) | (19,9) |
| Or contenu | kilogrammes | 502 | 639 | 605 | 413 |
| | (oz troy) | (16 129) | (20 553) | (19 441) | (13 267) |
| Argent contenu | kilogrammes | 2 413 | 3 053 | 2 265 | 1 693 |
| | (oz troy) | (77 587) | (98 158) | (72 823) | (54 395) |

*Mine Chisel North*

La mine Chisel North se trouve 10 kilomètres à l'ouest du concentrateur de Snow Lake et à environ six kilomètres au sud de la municipalité de Snow Lake, qui se trouve à environ 215 kilomètres de Flin Flon. Selon le rapport Howe, la mine Chisel North contient environ 9,4 % des réserves minérales estimatives de CMMB.

En 1986, un programme d'exploration a été entrepris afin d'explorer systématiquement le bassin Chisel. D'autres travaux de forage ont été effectués entre 1993 et 1997 afin de délimiter adéquatement le corps minéralisé aux fins d'une étude de faisabilité. En tout, 77 632 mètres, soit 130 trous et coins ont été forés avant 1998. La production commerciale de la mine Chisel North a débuté en juin 2000.

Le gisement est composé de sulfure massif recouvert d'écoulements volcaniques de balsate stérile. La sphalérite et des quantités minimes de chalcopyrite constituent les principaux sulfures de métal commun et se retrouvent avec la pyrite dans les couches de sulfure massif concordantes à la stratigraphie. Les ressources de minerai se trouvent entre 400 mètres et 650 mètres de profondeur dans quatre lentilles empilées de sulfure riches en zinc.

La mine est actuellement exploitée entre le niveau de 502 mètres et celui de 687 mètres. L'exploitation minière est effectuée par chambre et pilier et par déblais et remblais après l'établissement des piliers de mine à l'aide d'appareils sans voie. Le minerai est transporté jusqu'à la surface pour le concassage et pour être acheminé par camion jusqu'au concentrateur de Snow Lake, et ce, par des entrepreneurs indépendants en camionnage.

Le tableau suivant présente la production de la mine Chisel North pour la période de neuf mois terminée le 30 septembre 2004 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

**Statistiques rétrospectives de la mine Chisel North**

| | Unités de mesure | au 30 septembre 2004 | au 31 décembre 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Tonnes extraites | milliers de tonnes | 244,7 | 303,2 | 259,5 | 230,0 |
| Zinc | % | 10,36 | 11,32 | 10,57 | 11,29 |
| Cuivre | % | 0,15 | 0,20 | 0,22 | 0,23 |
| Or | grammes/tonnes | 0,51 | 0,62 | 0,55 | 0,55 |
| Argent | grammes/tonnes | 27,15 | 20,26 | 18,82 | 19,17 |
| Main-d'œuvre | employés | 62 | 72 | 65 | 54 |
| Zinc contenu | tonnes | 25 343 | 34 319 | 27 418 | 25 971 |
| | (mm lb) | (55,9) | (75,7) | (60,4) | (57,3) |
| Cuivre contenu | tonnes | 377 | 606 | 561 | 520 |
| | (mm lb) | (0,8) | (1,3) | (1,2) | (1,1) |
| Or contenu | kilogrammes | 126 | 187 | 142 | 126 |
| | (oz troy) | (4 046) | (6 015) | (4 577) | 4 057 |
| Argent contenu | kilogrammes | 6 645 | 6 143 | 4 885 | 4 409 |
| | (oz troy) | (213 626) | (197 504) | (157 053) | (141 748) |

La mine Balmat

Il est à noter que les unités de mesure anglo-saxonnes (c.-à-d. tonnes, acres, etc.) sont employées dans la présente description de la mine Balmat.

La mine Balmat est une propriété mise en valeur qui se trouve dans le district minier Balmat-Edwards dans le comté St. Lawrence de l'État de New York, environ 32 kilomètres au sud du fleuve St-Laurent. La zone est un district minier depuis plus de 90 ans et toutes les infrastructures requises pour une exploitation continue à la mine Balmat sont présentes à proximité.

La propriété Balmat est composée de quatre mines de zinc et d'éléments d'actif connexes comprenant un concentrateur d'une capacité de 5 000 tonnes par jour, une voie d'évitement et les installations d'entretien reliées, des bâtiments administratifs et des infrastructures connexes. La mine est en phase d'entretien depuis octobre 2001 en raison des faibles coûts du zinc. À l'heure actuelle, nous croyons que seule la mine Balmat n° 4 peut être réactivée de façon rentable. Ainsi, le sommaire suivant se rapporte uniquement à la mine Balmat n° 4.

Nous sommes propriétaires indirectement de 51 276 acres de droits miniers dans les comtés St. Lawrence (51 175 acres) et Franklin (101 acres) dans la partie nord de l'État de New York. Nous louons 4 774 acres supplémentaires de droits miniers dans les zones à proximité de la mine Balmat.

Si la mine Balmat n° 4 est réactivée, nous prévoyons exploiter quatre corps minéralisés découverts récemment, à savoir les corps minéralisés Mud Pond, Mahler, New Fold et Northeast Fowler. Les concessions louées couvrent 38 % du corps minéralisé Mud Pond, 15 % du corps minéralisé Mahler, 33 % du corps minéralisé New Fold et 40 % de la tendance Northeast Fowler. Les concessions louées sont assujetties à une redevance nette à la sortie de la fonderie de l'ordre de 4 %. Les baux ont une durée initiale de 20 ans et sont renouvelables sur une période supplémentaire de 20 ans.

***Historique***

Entre 1915 et 2001, plus de 43 millions de tonnes de minerai d'une teneur de 9,4 % de zinc ont été extraites des quatre mines qui composent le district de zinc Balmat-Edwards. Les travaux de forages et de mise en valeur réalisés après 1996 ont mené à une augmentation au facteur 10 des réserves de minerai Mud Pond. Le corps minéralisé New Fold a été découvert en 1997. Avant octobre 2001, moment où la mine a été mise en phase

d'entretien, plus de 9,4 millions de minerai d'une teneur de 8 % de zinc avait été produit par la mine Balmat n° 4.

*Géologie*

Le district Balmat Edwards se trouve dans la zone d'arche Frontenac, une zone caractérisée par une fenêtre de direction nord-ouest de roches précambriennes recouvertes par une strate paléozoïque tardive et des dépôts glacières du pléistocène et des dépôts lacustres de même qu'exposés sous ces derniers.

Les gisements de zinc Balmat Edwards se trouvent dans des roches méta sédimentaires du protérozoïque du super groupe de Granville.

Les corps minéralisés de zinc se trouvent dans des marbres d'évaporites et de l'immitique siliceux de la formation Upper Marble, la formation supérieure des quatre formations méta sédimentaires cartographiées dans ce district. La formation Upper Marble est exposée dans la veine du cyclinal de Sylvia Lake, un pli isoplinal renversé à double plongée s'étendant entre les villes de Balmat et d'Edwards. La mine Balmat se trouve sur la zone de charnière sud-ouest du synclinal de Sylvia Lake.

*Minéralisation*

La majorité des 14 corps minéralisés de la mine Balmat sont disposés en trois regroupements, contenant de trois à cinq corps minéralisés.

La minéralisation est à prédominance de sulfure de zinc et compte des quantités mineures de sulfure de plomb et de sulfure de fer. Le coefficient zinc plomb est d'environ 35 à 1.

Le corps stratiforme d'origine et le corps stratoïde de filiation généralement transversal de corps minéralisés de sulfure massif plonge doucement (de 15 à 25 degrés) de l'angle nord nord-ouest à nord-est et varie en taille de 500 000 à 10 000 000 tonnes. Le minerai se trouve à la fois dans des corps de type tabulaire et podiforme dotés de configuration transversale complexe.

*Échantillonnage et analyse*

Toutes les analyses ont été effectuées à l'emplacement de la mine en utilisant des méthodes de vérification de contrôle de la qualité et d'assurance de la qualité.

Les installations de ces matururgiques et de laboratoires d'analyses possèdent des procédures établies, appuyées par document est supervisé pour la préparation d'échantillonnages, l'analyse et les essais métallurgiques. En outre, il existe une procédure documentée pour s'assurer de la qualité. Ce laboratoire est certifié par l'état de New York pour exercer des analyses à des fins environnementales.

Les données historiques indiquent de façon constante une corrélation très étroite entre la teneur du minerai extrait estimée et la teneur du minerai calculé, les teneurs des concentrés et les pertes connexes aux résidus.

*Concentrateurs*

Concentrateur de Flin Flon

Au concentrateur de Flin Flon, nous produisons des concentrés de zinc et de cuivre à partir du minerai extrait aux mines, 777/Callinan, Trout Lake et Konuto Lake. Dans le cadre du projet 777, la capacité de l'installation de concentration Flin Flon a été accrue, passant de 1,81 million de tonnes de minerai par année à 2,18 millions de tonnes de minerai par année. Le concentrateur peut traiter le minerai de chaque mine séparément et il réalise le mélange à l'étape du broyage.

L'installation de concentration Flin Flon comprend une usine de remblayage par pâte, de sulfate de cuivre et d'extinction de la chaux. L'installation comprend également des infrastructures connexes, tels des ateliers d'entretien et des laboratoires.

Le minerai est concassé dans le cadre d'un procédé en deux étapes qui utilise des concasseurs à cône pour obtenir un minerai de moins de 19 mm ainsi qu'un ensemble d'installations de criblage et de recyclage des matériaux surdimensionnés. Les matières fines sont conservées dans sept silos à minerai fin de 725 tonnes. Le circuit de broyage compte deux laminoires de 3,8 m sur 4,9 m et un broyage à boulets de 5,0 m sur 9,7 m dans un circuit fermé pourvu de six cyclones. Le produit final consiste en un minerai à 80 % inférieur à 70 microns à un taux de 300 tonnes par heure.

Le circuit de cuivre est composé de six cellules de 40 $m^3$ pour le dégrossissage/l'épuisement et une série de quatre cellules de 16 $m^3$ et de quatre cellules de 8 $m^3$ pour le circuit de nettoyage fermé. À la suite du décuivrage, le circuit de zinc est alimenté en pulpe, celui-ci est pourvu de neuf cellules de 40 $m^3$ pour le dégrossissage/l'épaississage et d'un circuit de nettoyage en trois étapes. Ce système comprend un analyseur continu.

Les concentrés sont déshydratés dans deux épaississeurs à haute teneur d'un diamètre de 8 mètres et dans cinq filtres à disque sous vide de 2,6 m sur 6 m. Les concentrés de zinc ainsi que les concentrés de cuivre sont acheminés au hangar d'entreposage du concentrateur avant le traitement dans le complexe métallurgique. Les stériles du concentrateur sont pompés jusqu'au bassin de stériles Flin Flon qui est directement attenant au concentrateur. Nous prévoyons agrandir le bassin de stériles en 2005.

Concentrateur de Snow Lake

Le concentrateur de Snow Lake se trouve à environ 215 kilomètres à l'est de Flin Flon. L'installation traite uniquement le minerai de la mine Chisel North et produit des concentrés de zinc qui sont traités à l'usine de traitement du zinc de Flin Flon. Le concentrateur de Snow Lake traite environ 295 000 tonnes de minerai par année.

Après avoir fermé en 1998, nous avons réouvert le concentrateur de Snow Lake en 2000 dans le cadre du début de la production de la mine de Chisel North. Le concentrateur de Snow Lake a une capacité de 1,4 millions de tonnes de minerai par année et des capacités de concassage, de broyage, de flottation, d'épaississage, de filtration et de séchage. Toutefois, les réseaux nécessaires pour atteindre la capacité nominale de débit ne sont pas en fonction pour le moment. L'alimentation électrique, l'approvisionnement en eau, les installations d'aspiration et les autres services sont offerts pour permettre une remise à neuf permettant l'atteinte d'un taux de production maximal.

Le minerai est concassé par un concasseur primaire unique en vue d'obtenir un minerai de moins de 19 mm. Les reflux sont traités au moyen d'un concasseur à cône et transportés jusqu'à un silo de minerai fin de 750 tonnes. Le minerai concassé est d'abord broyé par un broyeur à barres, puis par un broyeur à boulets. La flottation du zinc est réalisée au moyen d'un jeu de quatre cellules dégrossisseuses du zinc, de trois cellules épuiseuses et d'un circuit de nettoyage en trois étapes. Les concentrés sont déshydratés et conservés dans un hangar de stockage

Les stériles produits par le concentrateur de Snow Lake sont déposés à Anderson Lake, ce qui, à notre avis, permettra de minimiser les préoccupations d'ordre environnemental. Nous prévoyons que la zone des stériles aura un volume suffisant pour la durée de vie prévue de la mine.

Concentrateur de Balmat

Le concentrateur d'une capacité de 5 000 tonnes par jour a été mis en service en 1971. Par le passé, le concentrateur de Balmat a produit des concentrés de zinc à grains grossiers et exempts de quantités notables d'éléments nuisibles aux procédés de fonderie et d'affinage. L'exploitation du concentrateur de Balmat est interrompue depuis octobre 2001.

Production des concentrateurs

Le tableau suivant présente certaines informations relativement au concentré total produit par les mines CMMB au cours pour la période de neuf mois terminée le 30 septembre 2004 et des trois derniers exercices révolus.

| Données de production | | Concentrateur de Flin Flon | | | | Concentrateur de Snow Lake | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | au 30 septembre | au 31 décembre | | | au 30 septembre | au 31 décembre | | |
| | | 2004 | 2003 | 2002 | 2001 | 2004 | 2003 | 2002 | 2001 |
| **Minerai extrait** . . . . . . . | en milliers de tonnes | 1 626,2 | 1 902,7 | 1 810,1 | 1 675,1 | 242,3 | 304,0 | 259,8 | 230,1 |
| Zinc . . . . . . . . . . . . . | % | 4,44 | 3,99 | 3,76 | 3,81 | 10,36 | 11,32 | 10,56 | 11,29 |
| Cuivre . . . . . . . . . . . | % | 2,54 | 2,22 | 2,28 | 2,10 | 0,15 | 0,20 | 0,22 | 0,23 |
| Or . . . . . . . . . . . . . . | grammes/tonne | 1,92 | 1,89 | 1,68 | 1,61 | 0,51 | 0,62 | 0,55 | 0,55 |
| Argent . . . . . . . . . . . | grammes/tonne | 17,28 | 19,03 | 13,71 | 15,3 | 27,26 | 20,26 | 18,82 | 19,13 |
| **Concentré de zinc** . . . . . . | en milliers de tonnes | 113,0 | 121,2 | 103,5 | 95,8 | 47,4 | 65,1 | 51,9 | 49,3 |
| Teneur en zinc . . . . . . | % | 50,3 | 49,6 | 50,05 | 51,62 | 51,53 | 51,41 | 51,42 | 51,11 |
| Récupération de zinc du concentré de zinc[1] . . | % | 78,8 | 79,1 | 76,0 | 77,6 | 97,3 | 97,3 | 97,2 | 96,9 |
| **Concentré de cuivre** . . . . | en milliers de tonnes | 161,9 | 166,3 | 159,1 | 135,3 | — | — | — | — |
| Teneur en cuivre . . . . . | % | 23,8 | 23,2 | 24,28 | 23,97 | — | — | — | — |
| Récupération de cuivre du concentré de cuivre . . . . . . . . . . | % | 93,3 | 91,5 | 93,7 | 92,2 | — | — | — | — |
| Récupération d'or du concentré de cuivre . . | % | 66,6 | 46,7 | 57,0 | 53,9 | — | — | — | — |
| Récupération d'argent du concentré de cuivre | | 65,4 | 47,9 | 63,0 | 54,4 | — | — | — | — |
| **Main-d'œuvre :** . . . . . . . | Employés | 82 | 81 | 79 | 79 | 25 | 25 | 23 | 22 |
| **Productivité :** . . . . . . . . . | Tonnes extraites par employé par mois | 2 203 | 1 958 | 1 909 | 1 767 | 1 077 | 1 013 | 941 | 872 |

*Usine de traitement du zinc*

Notre usine de traitement du zinc produit un zinc spécial à haute teneur de dimensions variées, à partir d'un concentré de zinc. Notre usine est l'une des quatre producteurs de zinc brut en Amérique du Nord. Nous avons produit 117 800 tonnes de zinc affiné moulé en 2003. Dans le cadre du projet 777, la capacité de l'usine de traitement du zinc a été augmentée de 15 % pour atteindre 115 000 tonnes de zinc moulé par année.

Le concentré interne ainsi que le concentré acheté sont traités à l'usine. Environ 20 % et 2 % de concentrés traités à notre usine de traitement du zinc en 2003 et au cours des neuf premiers mois de 2004, respectivement, constituaient des concentrés achetés. Nous prévoyons une augmentation de nos achats de concentrés, en raison de la chute de production de zinc à nos usines. Par le passé, nous avons acquis des concentrés de zinc auprès d'un certain nombre de mines nord-américaines. Nous ne disposons actuellement d'aucun contrat relatif à l'achat de concentrés de zinc. Toutefois, nous prévoyons que les exigences futures en matière de concentrés seront entièrement satisfaites par des sources nord et sud-américaines.

L'usine intègre une usine de lixiviation sous pression du zinc en deux étapes. L'usine de lixiviation sous pression du zinc emploie la technologie de Dynatec pour récupérer le zinc à partir des concentrés de sulfure de zinc. Les concentrés sont traités dans un autoclave de lixiviation à haute teneur en acide et un autoclave de lixiviation à faible teneur en acide et un autoclave de lixiviation à faible teneur en acide qui permet de récupérer la majeure partie du zinc. L'usine de traitement du zinc comprend également une étape de purification des solutions et une centrale d'extraction électrolytique conçue par Asturiana de Zinc, qui emploie les plus grandes cathodes actuellement en fonction. L'usine d'élaboration de zinc comprend une installation à l'oxygène, une installation de broyage secondaire, d'entreposage et de manutention du concentré, une usine de lixiviation sous pression du zinc et une usine de purification des solutions, une centrale, une installation de coulage et une zone d'entreposage pouvant accueillir des camions de chargements et des véhicules pour chemin de fer.

Les solutions de zinc provenant de l'usine de lixiviation sous pression sont traités au cours d'un procédé de purification en quatre étapes en vue d'éliminer les impuretés comme le cuivre et le cadmium. À la suite de la purification, la solution est pompée jusqu'à la cellule à des fins d'extraction électrolytique en vue de produire un zinc spécial à haute teneur. Le zinc en cathodes est alors fondu dans un four à induction à l'usine de coulage. L'usine de coulage est en mesure de produire un zinc spécial à haute teneur spéciale et des alliages de zinc de trois dimensions différentes.

L'usine de traitement du zinc dispose d'une installation de stockage des résidus de lixiviation spécialisée. La majeure partie des déchets sont du gypse et du fer. Les eaux usées de l'usine de traitement du zinc sont traitées et recyclées.

L'usine de coulage de zinc a obtenu une certification ISO 9001-2000 (qualité).

*Fonderie de cuivre*

À notre fonderie de cuivre, les concentrés de cuivre sont transformés en anodes, puis ils sont expédiés par rail à l'affinerie de cuivre White Pine. Les anodes y sont affinées en cathodes de cuivre qui répondent aux normes du marché.

La fonderie de cuivre est dotée d'une capacité annuelle de 90 000 tonnes de cuivre en anodes. En 2003, nous avons produit 83 100 tonnes, ses activités ayant cessé pendant un mois au cours de l'année, comparativement à 85 700 tonnes en 2002, alors qu'aucune interruption n'avait été enregistrée.

Le concentré interne et le concentré acheté sont affinés à la fonderie. Environ 40 % et 35 % des concentrés traités à notre fonderie de cuivre en 2003 et au cours des neuf premiers mois de 2004 étaient des concentrés achetés. Les concentrés avaient précédemment été acquis auprès d'un certain nombre de mines nord-américaines, le principal fournisseur étant la mine Highland Valley Copper située en Colombie-Britannique. La convention cadre conclue avec Highland Valley Copper prévoit la production de 72 000 tonnes métriques sèches (tms) de concentrés par année jusqu'en 2008. Il existe également une convention de reconduction tacite relative au concentré pour 40 000 tms de concentré par année provenant de Collahuasi, une société chilienne, laquelle convention expire en 2008. Par le passé, les concentrés livrables aux termes de la convention relative aux concentrés Collahuasi avaient été échangés pour des concentrés nord-américains. La convention relative aux concentrés Collahuasi comporte une disposition relative au changement de contrôle; toutefois, Collahuasi a reconnu que ses obligations aux termes de la convention demeureront en vigueur après l'acquisition, même si elle conserve un droit contractuel de renégocier les modalités relatives aux procédures de paiement après la réalisation de l'opération.

Le concentré de cuivre est livré à la fonderie soit par transporteur soit par rail. La fonderie de cuivre comprend des installations pour l'entreposage et la manutention des concentrés, de mélange du fondant, de grillage, de manutention du minerai calciné, de fusion dans un four à réverbère, de traitement dans un convertisseur, de coulée en anodes et de chargement des véhicules de chemin de fer en anodes.

Le système de prise en charge des gaz du convertisseur installé à la fonderie a permis de réduire les émissions fugitives de gaz au niveau du sol d'environ 90 % depuis 2000, et CMMB a réduit les émissions totales de particules conformément aux règles et à l'initiative bénévole du programme Accélération de la réduction/élimination des toxiques (« ARET »).

Le concentré est grillé par l'un des cinq fours de grillage de 6,6 mètres sur 9,1 mètres en vue d'éliminer à peu près la moitié du sulfure. Le minerai calciné est ensuite traité par un four à réverbère en vue de produire un matte de cuivre. Le matte est converti en cuivre blister au moyen des convertisseurs puis affiné et moulé en anodes dans un moule sous forme de roue.

La fonderie s'est dotée de procédures en vue de traiter tous les déchets produits par le procédé. Les gaz de grillage sont introduits dans un séparateur électrostatique afin d'éliminer la poussière, qui est recyclée au four. Les scories sont déposés dans le crassier et sont utilisées pour la construction des digues à stériles.

*Zochem*

Zochem est la division de production d'oxyde de zinc à valeur ajoutée de CMMB qui se trouve à Brampton, en Ontario. Zochem est une exploitation autonome qui traite entre 32 000 et 41 000 tonnes de zinc métallique par année, offrant une protection pour nos stocks et nos calendriers de production par rapport à l'effet de la

cyclicité du marché du zinc. En 2003, Zochem était le troisième plus important producteur d'oxyde de zinc en Amérique du Nord, représentant environ 18 % du marché nord-américain.

Les installations de Zochem sont dotées d'une capacité totale de 45 000 tonnes par année d'oxyde de zinc. En 2003, Zochem a produit environ 36 700 tonnes d'oxyde de zinc. L'oxyde de zinc produit par Zochem est vendue par l'intermédiaire de CMM.

Zochem a obtenu une certification ISO 9001 : 2000 (qualité), OMSAS 18001 (système de gestion de la sécurité) et une certification ISO 14001 : 1996 (système de gestion environnementale).

*Affinerie de cuivre White Pine*

L'affinerie de cuivre White Pine transforme le cuivre en anodes en cuivre en cathodes affiné. L'affinerie de cuivre White Pine se trouve dans la partie supérieure ouest de la péninsule du Michigan. À la suite de la convention de contrat d'achat ferme conclue avec CMM, White Pine Copper Refinery Inc. a convenu de traiter environ 85 000 tonnes courtes de cuivre en anodes par année fournis de CMM en contrepartie d'une redevance de 0,08375 $ US par livre de cuivre en cathodes.

Le contrat d'achat ferme prendra fin lors de l'exercice par CCM de son option visant l'acquisition de la totalité des actions ordinaires de White Pine Copper Refinery Inc., laquelle option CCM détient aux termes d'une convention conclue avec Considar WP Acquisition Corp., une filiale de Considar Inc. (« Considar »), qui est notre coentrepreneur dans CMM. Cette option d'achat peut être levée après le 30 juin 2005, mais avant le 30 septembre 2005, ou après le 30 juin 2006, mais avant le 30 septembre 2006. Aux termes de la convention, Considar WP Acquisition Corp. peut également obliger CCM à acquérir White Pine Copper Refinery Inc. Cette option de vente peut être levée entre le 1er juillet et le 30 septembre 2005. Nous prévoyons que CMM fera l'acquisition de l'affinerie de cuivre White Pine. Le prix d'achat que nous devons verser pour White Pine Copper Refinery Inc. s'élève à 13 millions de dollars américains, sous réserve de certains rajustements.

L'affinerie de cuivre White Pine Copper Refinery Inc. est bénéficiaire d'une convention conclue avec l'État du Michigan aux termes de laquelle l'État du Michigan s'est engagé à n'intenter aucune poursuite contre White Pine pour des coûts de restauration à la propriété White Pine connexes à la contamination qui était présente au moment de l'acquisition de la propriété, notamment la contamination qui provient de cette contamination ou est attribuable à celle-ci, découlant de l'application de certains articles de la loi intitulée *Natural Resources and Environmental Protection Act* (État du Michigan). Aux termes de la présente convention, White Pine Copper Refinery Inc. a convenu de certaines conditions, notamment certaines obligations relatives à la réparation. Si nous faisons l'acquisition de l'affinerie de cuivre White Pine, nous nous attendons à ce que cet engagement de ne pas poursuivre sera maintenu en notre faveur.

**Employés**

Nous avons environ 1 380 employés permanents dans les régions de Flin Flon et de Snow Lake, dont environ 1 135 sont syndiqués. Les syndicats représentant les métallurgistes, les machinistes et les travailleurs de l'aérospatial, les ouvriers en électricité, les chedronniers, les charpentiers, les peintres et les ingénieurs d'exploitation sont parmi les syndicats représentés. En 1998, CMMB a conclu un accord modificateur à l'égard de certaines conventions collectives existantes, mettant au point une démarche à suivre à l'égard des relations syndicat-direction jusqu'en 2012, sous réserve du respect de certaines conditions continues. L'accord modificateur interdit les grèves et les lockouts et prévoit un arbitrage exécutoire, s'il n'est pas possible d'obtenir un règlement de contrat négocié. Toutes les conventions collectives actuelles sont d'une durée de trois ans, et le mandat actuel se termine le 31 décembre 2005 dans les régions de Flin Flon et de Snow Lake. Nous disposons également d'un régime de participation aux bénéfices dans le cadre duquel 10 % des bénéfices après impôts de CMMB pour un exercice donné seront distribués à l'ensemble des employés des installations de Flin Flon et de Snow Lake, à l'exception des hauts dirigeants et des membres du personnel clé.

Notre division Zochem emploie 39 personnes, dont 23 sont syndiquées. Zochem and le syndicat Communication, Energy et Paperworkers ont conclu une convention collective d'une durée de trois ans, qui expire en juillet 2006. L'accord modificateur de Flin Flon ne s'applique pas au conventions collectives de Zochem.

Depuis 1991, nous avons mis en œuvre une stratégie rigoureuse de réduction de la main-d'œuvre, qui a réduit notre main-d'œuvre de 1 138 postes permanents, notamment 120 postes à la fin de l'année 2003. De paire avec la réduction continue de personnel, la restructuration de l'année 2003 a été axée en grande partie sur les activités administratives et les activités connexes. Les réduction sont permanentes et durables et se sont traduites par une rationalisation de notre société. La restructuration des régimes de travail, à la fin de 2003, a été élaborée par rapport au concept du partage de services, qui a permis à des groupes de services auparavant répartis, comme l'ingénierie, l'entretien et le contrôle des pertes d'être regroupés de façon à optimiser l'utilisation des compétences et l'efficacité de la main-d'œuvre.

Environ 23 employés actuels de CMMB participent à un régime de fidélisation établi par CMMB selon lequel ils ont le droit de recevoir une prime d'encouragement s'ils demeurent à l'emploi de CMMB à la suite de l'acquisition. CMMB a convenu de verser une somme d'environ 1,89 million de dollars pour couvrir les paiements effectués aux termes de ce régime, cette somme étant payable en deux versements égaux trois mois et neuf mois après l'acquisition. En outre, ONTZINC a convenu de verser des primes d'encouragement d'un montant total de 1 million de dollars aux employés de CMMB qui seront nommés hauts dirigeants à la suite de l'acquisition, cette somme étant payable en trois versements égaux à la clôture de l'acquisition ainsi que six et douze mois après celle-ci. Se reporter à la rubrique intitulée « Nos administrateurs et membres de la direction après l'acquisition ».

Au cours de l'exercice terminé le 31 décembre 2003, ONTZINC comptait, en moyenne, 12 employés.

**Santé et sécurité**

Le rendement en matière de sécurité à nos installations CMMB est mesuré à l'aide de divers indices et s'est amélioré de façon marquée dans toutes les catégories au cours des 10 dernières années. Le taux de fréquence de temps perdu en raison d'accidents par 200 000 heures travaillées a chuté de 16,2 accidents en 1994 pour se maintenir dans une fourchette de 0,7 au cours des trois dernières années. La gravité des blessures a également diminué par 200 000 heures travaillées de 7 289 jours en raison d'accidents en 1994 à 208 en 2003.

Compte tenu de ces réductions significatives du taux de fréquence des blessures en raison d'accidents et de la gravité de celles-ci par 200 000 heures travaillées, les évaluations du comité d'indemnisation des accidents de travail de CMMB ont également enregistré une baisse d'environ 5 millions de dollars en 1995 à environ 1 million de dollars en 2003.

Après une vérification externe en octobre 2004, nous avons été recommandés pour une inscription de nos systèmes de gestion de la sécurité selon la norme OHSAS 18001. Nous prévoyons recevoir cette certification complète d'ici la fin de 2004.

**Produits principaux et commercialisation**

Nos principaux produits sont le zinc métallique, le cuivre métallique et l'oxyde de zinc. Nous produisons également de l'or, de l'argent et du plomb à titre de sous-produits.

Nous commercialisons nos métaux par l'intermédiaire de CMM. CMMB a constitué CMM à titre de coentreprise avec Considar Inc., société commerciale américaine. CMMB et Considar sont chacune propriétaire de 50 % des actions de Considar Metal, Marketing S.A., qui, à son tour, est propriétaire de CMM. CMM commercialise le zinc métallique, le cuivre métallique et l'oxyde de zinc de CMMB principalement en Amérique du Nord. CCM nous aide également à identifier et à acquérir des concentrés supplémentaires de zinc et de cuivre afin d'approvisionner notre complexe métallurgique CMMB.

D'après la commercialisation visée, la qualité des produits et les relations à long terme avec les clients, nous avons, par le passé, reçu une prime du marché sur les ventes de zinc et de cuivre, se situant généralement dans une fourchette de 0,025 $ US à 0,055 $ US la livre de zinc et de 0,01 $ US et 0,04 $ US la livre de cuivre. L'obtention continue de ces primes sera tributaire de l'offre et de la demande au plan régional sur le marché nord-américain et du succès prolongé des efforts de commercialisation de CMM.

White Pine Copper Refinery Inc. a convenu d'acquérir environ 85 000 tonnes courtes de cuivre par année auprès de CMM, aux termes d'une convention d'achat ferme. Se reporter à la rubrique intitulée « Activités — Exploitation — White Pine Copper Refinery ».

**Fournisseurs et matières premières**

Nous consacrons un pourcentage important de nos revenus consolidés annuels à l'obtention de biens et de services afin d'appuyer nos activités commerciales. Les principaux biens et services comprennent l'entretien des concentrés de cuivre et de zinc, les pièces et les services de rechange, l'électricité, le carburant et les lubrifiants, le matériel de soutien au sol, les explosifs, les pneus, les réactifs et les fournitures d'aération. Nous utilisons des fournisseurs ou des entrepreneurs indépendants pour une partie de la remise en état et de la réparation de nos équipements à l'intérieur et à l'extérieur du site, de même que pour les activités de construction et de remise en état et de soutien des systèmes informatiques.

Par le passé, nous avons achetés des concentrés auprès d'un certain nombre de mines nord-américaines, le principal fournisseur étant la mine Highland Valley Copper située en Colombie-Britannique. Nous avons également une convention de reconduction tacite relative au concentré provenant de Collahuasi, laquelle convention expire en 2008. Par le passé, les concentrés livrables aux termes de la convention relative aux concentrés Collahuasi avaient été échangés pour des concentrés nord-américains. La convention relative aux concentrés Collahuasi comporte une disposition relative au changement de contrôle pour laquelle, toutefois, Collahuasi a reconnu que ses obligations aux termes de la convention demeureront en vigueur après l'acquisition, même si elle conserve un droit contractuel de renégocier les modalités relatives aux procédures de paiement après la réalisation de l'opération.

**Concurrence**

Les activités d'exploitation et d'extraction minières de minéraux de métal commun sont hautement concurrentielles. Nous rivalisons avec de nombreuses autres sociétés pour la découverte et l'acquisition des propriétés riches en minéraux pouvant être mises en valeur et en production de manière rentable, l'expertise technique pour trouver, mettre en valeur et exploiter ces propriétés, la main-d'œuvre pour exploiter les propriétés et le capital pour l'achat de propriétés. Bon nombre de sociétés sont sensiblement plus importantes que nous et possèdent des ressources financières supérieures aux nôtres. Notre capacités à acquérir des réserves minérales supplémentaires à l'avenir sera tributaire non seulement de notre capacité à mettre en valeur et à exploiter nos propriétés actuelles, mais également de notre capacité à identifier et à acquérir des propriétés adaptées à la production ou des zones d'intérêts potentielles pour la mise en valeur ou l'exploration minière de métal commun. Nous rivalisons également avec des fabricants de minerai ou de produits de remplacement pour lesquels le zinc et le cuivre sont généralement utilisés. Par exemple, l'acier traité à la résine époxyde ou à la peinture peut être utilisé en remplacement de l'acier galvanisé à base de zinc et les conducteurs à base d'aluminium peuvent être employés au lieu de conducteurs à base de cuivre. Toutefois, en raison des propriétés métalliques du zinc et du cuivre, il existe peu, s'il en est, de substituts de l'un ou l'autre d'entre eux qui présentent une qualité analogue. À la suite de l'acquisition, nous nous trouverons parmi les dix premiers producteurs de zinc en Amérique du Nord.

**Passif environnemental**

Nous disposons d'une équipe spécialisée de six ingénieurs et techniciens qui sont chargés de gérer nos activités environnementales et notre conformité environnementale aux normes et règlements applicables.

*Qualité de l'air*

Au cours des dix dernières années, nous avons investi beaucoup d'argent pour réduire les émissions de notre fonderie de cuivre, ce qui a entraîné une diminution des émissions dans l'atmosphère. Nous avons participé au programme ARET d'Environnement Canada et au programme de processus des options stratégiques (« POS »). Nous avons, dans l'ensemble, atteint les cibles de réduction ARET et 73 % des cibles de réduction 2008 du programme POS. D'ici 2008, nous prévoyons réduire nos émissions de 80 % par rapport aux niveaux de 1988, mais une telle réduction pourrait nécessiter des dépenses en immobilisations.

Le 25 septembre 2004, le gouvernement fédéral canadien a émis un projet d'avis nécessitant l'élaboration et la mise en œuvre de plans de prévention de la pollution à l'égard de substances toxiques précises émises par les fonderies et les affineries de métaux communs et les usines d'élaboration de zinc, entre autres, notre complexe métallurgique situé au Manitoba. L'avis proposé fixerait des émissions cibles relative au mercure, à l'anhydrite sulfureux et aux particules à un niveau inférieur à nos niveaux d'émission actuels. S'il entrait en vigueur sous la

forme proposée, nous ne serions pas conformes au règlement proposé et les coûts de conformité seraient importants. En outre, un échantillonnage récent requis par la loi des émissions de cheminées provenant de la fonderie de cuivre indique que les émissions de mercure pourraient s'avérer supérieures aux données obtenues lors de la surveillance régulière antérieure au moyen d'une méthodologie différente, mais néanmoins conforme aux normes actuelles d'émission. Les autorités de réglementation applicables sont conscientes de cet écart et d'autres analyses seront requises. Pour le moment, il n'est pas certain que la hausse éventuelle des émissions entraînera des coûts.

En cherchant à améliorer la qualité de l'air ambiant dans la zone Flin Flon à proximité de l'emplacement de dépôt des stériles, nous avons placé une couverture de scories sur les plages de stériles à découvert. En outre, nous sommes actuellement en voie de modifier notre plan de dépôt des stériles de façon à minimiser l'empoussièrement éventuel.

*Qualité de l'eau*

La gestion de l'eau et la qualité de l'eau constituent un domaine qui a fait l'objet d'une attention particulière de CMMB au cours des dernières années. La production d'acide des stériles des concentrés, commune à la totalité des exploitations de métaux communs de ce genre, peut éventuellement affecter les activités situées en aval de l'installation de gestion des stériles. Les effluents actuellement traités provenant de l'installation de gestion des stériles sont conformes à la réglementation environnementale.

Depuis le dépôt du REMM en 2002, CMMB a enregistré trois événements qui ont donné lieu à sept cas où les limites établies en matière d'environnement avaient été dépassées. CMMB a pris des mesures afin de corriger chacun de ces cas. Aucune amende n'a été imposée à l'égard de ces événements jusqu'à maintenant.

*Sols et emplacements contaminés*

Les concentrateurs, les installations métallurgiques et l'emplacement des mines reflètent l'effet des activités antérieures et actuelles. CMMB a entrepris un certain nettoyage de la zone de la mine et de l'usine dans le cadre d'un programme récent d'améliorations de l'emplacement de l'usine et de programmes de gestion des déchets. Un nettoyage complet et une restauration seront entreprise à la clôture. Nous croyons qu'une remise en état progressive des anciens site d'exploitation a eu lieu et a procuré de bons résultats. Comme il est démontré dans les états financiers de la Société mère CMMB, au 31 décembre 2003, nous évaluons les coûts totaux de remise en état relatifs à la clôture de la totalité de nos installations au Manitoba et au Saskatchewan à environ 51,1 millions de dollars et la valeur actualisée nette de ces coûts s'élève à 30,8 millions de dollars. À la demande d'ONTZINC, Howe a préparé une estimation, selon le scénario le plus défavorable, des coûts en immobilisation totaux relatifs à l'environnement et rattachés à la clôture et à la remise en état, qui s'élevait à 92 millions de dollars.

CMMB a récemment été informée par les provinces du Manitoba et de la Saskatchewan que, à leur avis, il se pouvait que les estimations actuelles des coûts de remise en état de CMMB soient trop basses et que la sûreté pour les obligations relatives à la remise en état pourrait être insuffisante.

CMMB a pris part à des discussions préliminaires avec les provinces de la Saskatchewan et du Manitoba et a convenu de procéder à une étude de faisabilité afin d'établir avec précision les coûts de remise en état estimatifs. L'étude devrait être réalisée au cours de la première partie de 2005.

CMMB croit que son estimation actuelle des coûts de remise en état d'environ 51,1 millions de dollars est adéquate et suffisamment garantie par la caution existante. Toutefois, CMMB prévoit fournir une garantie supplémentaire sous forme d'une lettre de crédit d'un montant de 13 millions de dollars au cours de la période de l'étude de faisabilité. Après la réalisation de l'étude de faisabilité, la caution appropriée sera établie en collaboration avec les provinces.

Se reporter à la rubrique intitulée « Facteurs de risque — Les coûts liés à la remise en état et à la fermeture des lieux pourraient avoir une incidence négative sur nos flux de trésorerie découlant de l'exploitation ».

## L'INDUSTRIE

### Aperçu de l'industrie du zinc

*Propriétés et applications du zinc*

Brook Hunt, analyste indépendant se spécialisant dans l'industrie minière et des métaux, estime que la demande globale de zinc métallique affiné s'élèvera à environ 10,2 millions de tonnes en 2004. Le zinc a traditionnellement été employé à des fins relatives à la construction industrielle et commerciale et à la protection et l'amélioration de la durabilité et de la résistance à la corrosion de l'acier. Il est maintenant utilisé dans les batteries, les systèmes de purification d'eau et les câbles sous-marins. Le zinc possède un certain nombre de propriétés avantageuses sur le plan industriel, notamment les suivantes :

- forte résistance à la corrosion;
- métal relativement dur;
- température de fusion basse;
- endurance.

Le zinc est durable et sa capacité à réagir avec le fer est d'une importance capitale puisqu'il prolonge la durée de vie de l'acier lorsqu'il est employé comme revêtement galvanisé ou appliqué. Le zinc s'allie aisément aux autres métaux comme le cuivre, l'aluminium et le magnésium. Il s'agit d'un métal relativement dur, ce qui le rend bien adapté à un moulage sous pression, mais suffisamment mou pour être travaillé, laminé ou extrudé. On trouve généralement le zinc dans des corps minéralisés associés à d'autres minéraux, généralement le cuivre, le plomb, l'argent et l'or.



Propriétés
Réactivité avec le fer. Résistance à la corrosion
Température de fusion faible. Fluidité. Traitements de surface. Force
Caractéristiques d'alliage
Chauffage
Zinc
Formabilité
Élément nutritif essentiel
Chimie
Électrochimique
Applications
Oxyde de zinc, stéarate de zinc
Pneus, tous les biens en caoutchouc, pigments de peinture, glaçures céramiques, papier électrostatique
Composites de zinc
Industrie alimentaire, alimentation animale, engrais, industrie pharmaceutique, industrie des cosmétiques
Protection contre la corrosion de l'acier
Construction, énergie, mobilier urbain, agriculture, automobile/ transport
Batteries
Automobile/transport, ordinateurs, équipement médical, produits de consommation
Zinc
Coulée sous pression et coulée par gravité
Équipement automobile, appareils électroménagers, raccordements, jouets, outils, etc.
Feuille de zinc laminée
Bâtiment/construction
Laiton (alliage de cuivre et de zinc), alliages d'aluminium, alliages de magnésium
Bâtiment/construction, raccordements, composants automobiles et électriques, etc.


### Tendances et principes de base de l'industrie du zinc

L'emploi le plus commun du zinc consiste à protéger l'acier de la corrosion, ou la galvanisation, ce qui, en 2003, représentait environ 53 % de l'utilisation totale du zinc, selon Brook Hunt. L'augmentation de la production d'acier et de la fabrication d'automobiles entraîne généralement une demande plus élevée pour le zinc. Outre la galvanisation, le zinc est utilisé dans la production de laiton et de coulée sous pression, représentant 16 % et 13 %, respectivement, de la consommation en 2003. Le zinc est également employé dans

des produits comme les pneus d'automobile, les batteries, les engrais, l'industrie pharmaceutique et les cosmétiques.

**Consommation mondiale du zinc par premier emploi, 2003**



Divers
4 %
Oxydes et produits chimiques
7 %
Alliages de coulée sous pression
13 %
Demi-produits et produits moulés en laiton
16 %
Laminé et extrudé
7 %
Galvanisation
53 %


**Consommation mondiale du zinc par utilisation finale, 2003**



Autres
10 %
Consommation
10 %
Machinerie industrielle
10 %
Transport
25 %
Construction
45 %


Source : Brook Hunt, novembre 2004

Selon Brook Hunt, la Chine est désormais le plus important consommateur de zinc, puisqu'elle compte pour environ 20 % de la consommation mondiale. Brook Hunt prévoit que la demande pour la production minière de zinc (en terme de zinc métallique contenu) augmentera en moyenne de 3,9 % par année de 2004 à 2010, comme il est illustré dans le graphique suivant :

**Déséquilibre de l'offre mondiale des mines (zinc métallique contenu en Kt)**



14 000
13 000
12 000
11 000
10 000
9 000
8 000
7 000
6 000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Demande pour la production minière de zinc
Capacité de production des mines
Projets de nouvelles mines très probables
Projets A probables
Projets B probables


Source : Brook Hunt, novembre 2004

Les projets A probables comprennent les projets qui, selon Brook Hunt, passeront presque certainement à la phase de production, mais à un moment qui est incertain. Les projets B probables comprennent les projets qui pourraient normalement être classés seulement comme possibles, mais dans une période de hausse de prix et d'attentes élevées du marché, il est beaucoup plus probable que les capitaux nécessaires à leur progression rapide au stade de la décision d'entrer ou non en production seront obtenus.

Selon Brook Hunt, le marché du zinc est relativement fragmenté puisque les cinq principales sociétés minières de zinc représentent environ 26,7 % de la production de zinc et les cinq principales sociétés de fusion du zinc représentaient environ 32,6 % de la production mondiale en 2003. Le tableau suivant présente l'estimation d'après Brook Hunt des dix principales sociétés de fusion et d'exploitation minière selon la capacité de production en 2003 :

**Principaux producteurs de zinc — mines (2003)**

| Société | Kt Zn[1] | % |
|---|---|---|
| Teck Cominco Limited | 672,6 | *7,1* |
| Pasminco | 670,2 | *7,0* |
| Glencore | 567,7 | *6,0* |
| Noranda | 329,9 | *3,5* |
| Anglo American plc[2] | 305,5 | *3,2* |
| Hidustan Zinc | 293,0 | *3,1* |
| Minera Volcan | 273,4 | *2,9* |
| BHP Billiton | 230,9 | *2,4* |
| Industrias Penoles | 221,6 | *2,3* |
| Xstrata AG | 189,5 | *2,0* |
| Total des 10 principaux producteurs | 3 754 | *39,4 %* |
| Autres | 5 766 | *60,6 %* |
| Total mondial | 9 521 | *100,0 %* |

**Principaux producteurs de zinc — fonderies (2003)**

| Société | Kt Zn[1] | % |
|---|---|---|
| Korea Zinc Group | 935,5 | *9,5* |
| Pasminco | 681,5 | *6,9* |
| Xstrata AG | 609,0 | *6,2* |
| Umicore | 577,7 | *5,9* |
| Outokumpu | 407,4 | *4,1* |
| Teck Cominco Limited | 389,0 | *3,9* |
| Glencore | 297,3 | *3,0* |
| Noranda Income Fund | 267,3 | *2,7* |
| Votorantim | 257,0 | *2,6* |
| Hunan Nonferrous Ind | 253,3 | *2,6* |
| Total des 10 principaux producteurs | 4 675 | *47,4 %* |
| Autres | 5 182 | *52,6 %* |
| Total mondial | 9 857 | *100,0 %* |

Source : Brook Hunt, 2004

1) Représente des milliers de tonnes de zinc métallique.

2) Comprend CMMB (CMMB a produit 117,8 Kt de Zn en 2003).

Le 10 décembre 2004, le cours du disponible du zinc sur la London Metal Exchange (« LME ») s'établissait à 0,51 $ US la livre et le niveau des stocks de zinc de la LME s'établissait à environ 655 175 tonnes. Le cours du zinc a augmenté d'environ 14,2 % au cours des 12 derniers mois. Les stocks de zinc de la LME pour l'année en cours ont chuté d'environ 11,5 %, coïncidant avec une augmentation de 10,0 % du cours du disponible du zinc sur la LME.

**Cours du zinc et stock de zinc précédents ($ US/lb)**
**(de janvier 1994 au 4 décembre 2004)**


0,90 $
0,80 $
0,70 $
0,60 $
0,50 $
0,40 $
0,30 $
0,20 $
($ US/lb)
1 400
1 200
1 000
800
600
400
200
0
(en milliers de tonnes)
Janv. 94
Mars 96
Mai 98
Juil. 00
Oct. 02
Déc. 04
Stock de zinc LME
Cours du zinc LME

## Survol de l'industrie cuprifère

*Propriétés et applications du cuivre*

Selon Brook Hunt, 16,9 millions de tonnes de cuivre affiné seront consommées à l'échelle mondiale en 2004, ce qui en fait le troisième métal le plus communément utilisé, dépassé uniquement par l'aluminium et par l'acier. La consommation de cuivre est en étroite corrélation avec les taux de production industrielle mondiale puisque le métal possède un certain nombre de propriétés avantageuses sur le plan industriel, notamment les suivantes :

- forte conductivité électrique et thermique;
- formabilité et assemblage aisé par brassage et soudage;
- résistance à la corrosion;
- possibilité d'alliage.

Ces propriétés du cuivre le rendent intéressant pour un large éventail d'applications sur les marchés de la construction, de l'électricité et de l'électronique, du transport et de l'industrie.


Propriétés
Facilement transformable en câble et en feuille
Bon conducteur et non magnétique
Excellentes propriétés d'alliage
Biostatique
Cuivre
Résistance à la corrosion
Facile à usiner et à former
Transfert thermique
Solide, durable et recyclable
Applications
Électroniques
Données informatiques
Câbles
Fils téléphoniques
Construction
Tuyauterie, robinets
Raccords de tuyauterie
Climatisation
Cuivre
Électricité
Câbles d'alimentation
Transformateurs
Moteurs
Industrie et transport
Automobiles, coques de navire, moteurs et câblage
Échangeurs thermiques
Aube de turbine

Selon Brook Hunt, au cours des dernières années, la croissance de la demande mondiale de cuivre a été dictée principalement par la croissance de la consommation en Chine et dans les anciens pays du bloc de l'est. La demande chinoise de cuivre a augmenté subitement principalement en raison de sa forte croissance économique, de la hausse des niveaux de revenu et de l'urbanisation accrue, qui ont donné lieu à une augmentation de la production de biens de consommation. En 2002, la Chine est devenue le plus important consommateur de cuivre, dépassant les États-Unis, d'après Brook Hunt. La demande chinoise pour les importations de cuivre a été dictée par la forte capacité d'affinage et de fusion de cuivre du pays et les sources limitées de production de concentré de cuivre internes.

**Consommation de cuivre par premier emploi dans le monde occidental, 2003**


Autres
9,1 %
Alliages de Cu
16,9 %
Tube
10,7 %
Feuille/bande
8,0 %
Tige de fil métallique
55,2 %

**Consommation de cuivre par utilisation finale dans le monde occidental, 2003**


Produits de consommation
11 %
Transport
11 %
Construction
37 %
Machinerie industrielle
15 %
Produits électroniques
26 %

Source : Brook Hunt, novembre 2004

Brook Hunt prévoit que la demande pour la production minière de cuivre (en terme de cuivre métallique contenu) augmentera en moyenne de 3,6 % par année entre 2004 et 2010 et dépassera un jour la capacité de production des mines, comme il est illustré dans le graphique suivant :

**Déséquilibre de l'offre mondiale des mines (cuivre métallique contenu en Kt de Cu)**


30 000
25 000
20 000
15 000
10 000
5 000
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
Demande pour la production minière de cuivre
Capacité de production des mines
Projets A probables
Projets B probables

Source : Brook Hunt, novembre 2004

Les projets A probables comprennent les projets qui, selon Brook Hunt, passeront presque certainement à la phase de production, mais à un moment qui est incertain. Les projets B probables comprennent les projets qui pourraient normalement être classés seulement comme possibles, mais en période de hausse des prix et d'attentes élevées du marché il est beaucoup plus probable que les capitaux nécessaires à leur progression rapide au stade de la décision d'entrer ou non en production seront obtenus.

Selon Brook Hunt, en 2003 les cinq principales sociétés minières de cuivre représentaient environ 37,0 % de la production de cuivre et les cinq principales sociétés de fonderie de cuivre produisaient environ 25,5 % de la production mondiale. Le tableau suivant présente l'estimation d'après Brook Hunt des dix principales sociétés de fusion et d'exploitation minière selon la capacité de production en 2003 :

**Principaux producteurs de cuivre — mines (2003)**

| Société | Kt Cu[1] | % |
|---|---|---|
| Codelco | 1 701 | *12,4* |
| Phelps Dodge | 1 009 | *7,4* |
| BHP Billiton | 928 | *6,8* |
| Rio Tinto | 758 | *5,6* |
| Anglo American plc[2] | 664 | *4,9* |
| Grupo Mexico | 648 | *4,7* |
| F-McM Copper & Gold | 558 | *4,1* |
| KGHM Polska Miedz | 503 | *3,7* |
| Kazakhmys | 422 | *3,1* |
| RAO Norilsk | 392 | *2,9* |
| Total des 10 principaux producteurs | 7 584 | *55,5 %* |
| Autres | 6 080 | *44,5 %* |
| Total mondial | 13 664 | *100,0 %* |

**Principaux producteurs de cuivre — fonderies (2003)**

| Société | Kt Cu[1] | % |
|---|---|---|
| Codelco | 908 | *7,6* |
| Nippon Mining and Metals | 615 | *5,1* |
| KGHM Polska Miedz | 530 | *4,4* |
| Mitsubishi Materials | 502 | *4,2* |
| Noranda | 490 | *4,1* |
| Grupo Mexico | 461 | *3,9* |
| RAO Norilsk | 451 | *3,8* |
| Kazakhmys | 417 | *3,5* |
| Norddeutsche Affinerie | 397 | *3,3* |
| Jiangxi Copper Company | 343 | *2,9* |
| Total des 10 principaux producteurs | 5 114 | *42,8 %* |
| Autres | 6 838 | *57,2 %* |
| Total mondial | 11 952 | *100,0 %* |

Source : Brook Hunt, novembre 2004

1) Représente des milliers de tonnes de cuivre métallique.

2) Comprend CMMB (CMMB a produit 83,1 Kt de Cu en 2003).

Le 10 décembre 2004, le cours du disponible du cuivre sur la LME a atteint 1,37 $ US la livre alors que les niveaux des stocks de cuivre de la LME s'établissaient à environ 55 975 tonnes. Le cours du cuivre a augmenté d'environ 40,0 % depuis l'année dernière. Les stocks de cuivre de la LME pour l'année en cours ont chuté d'environ 87,1 %, coïncidant avec une augmentation de 28,6 % du cours du disponible du cuivre sur la LME.

**Cours du cuivre et stock de cuivre précédents ($ US/lb)**
**(de janvier 1994 au 4 décembre 2004)**



1,50 $
1,40 $
1,30 $
1,20 $
1,10 $
1,00 $
0,90 $
0,80 $
0,70 $
0,60 $
0,50 $
($ US/lb)
1 200
1 000
800
600
400
200
0
(en milliers de tonnes)
Janv. 94
Mars 96
Mai 98
Juil. 00
Oct. 02
Déc. 04
Stock de cuivre de la LME
Cours du cuivre sur la LME

## RÉGLEMENTATION DE L'INDUSTRIE

**Terrains et droits miniers**

Les intérêts miniers de CMMB sont régis par les lois de la province dans laquelle les intérêts miniers sont situés. CMMB a des participations dans des intérêts miniers détenues sous forme de titres francs, de mines, de concessions minières, de baux minéraux, de baux miniers, de dispositions relatives à l'exploitation de carrières, de baux relatifs à des minéraux de carrière, de permis de carrière, de baux relatifs au sable et au gravier, de baux de surface, de permis de surface, de baux octroyés par décret, de baux relatifs à des terrains ou des minéraux de la Couronne, de permis généraux relatifs à des terrains de la Couronne et de licences d'exploration. Les droits applicables à ces participations sont décrits, circonscrits, limités et restreints par les lois de la province qui s'appliquent à ces participations et par les modalités de l'octroi de ces participations à CMMB, et ils sont interprétés par référence à ces lois et ces modalités. Des paiements de redevance peuvent devoir être versés sur les baux d'exploitation minière.

*Manitoba*

Les baux d'exploitation minière du Manitoba sont accordés, aux termes de la *Loi sur les mines et les minéraux* (Manitoba), généralement pour une durée de 21 ans. Sur demande, un locateur a droit de renouveler pour une période supplémentaire de 21 ans si, au moment de la demande de renouvellement, le locataire est conforme à la *Loi sur les mines et les minéraux* et les modalités du bail d'exploitation minière.

Les taux de location annuels pour un bail d'exploitation minière en production s'élève actuellement à 8,00 $ l'hectare par année. Aucuns autres frais ne sont requis pour maintenir les baux. Avant l'obtention du bail d'exploitation minière au Manitoba, le demandeur doit d'abord obtenir un permis de prospection minière et un permis d'exploration minière. Les coûts connexes à un permis de prospection minière, s'ils sont délivrés à une société, s'élèvent à 200 $. Les frais de demande d'un permis d'exploration minière sont de 300 $, un dépôt de 0,50 $ l'hectare est également exigé.

Un bail d'exploitation minière comprend une réserve, en faveur des provinces, pour une redevance à l'égard des minéraux qui sont produits aux termes du bail. Les redevances réservées à la province à l'égard des minéraux doivent être calculées conformément aux règlements. Toutefois, aucune redevance n'est versée à l'égard de minéraux pour lesquels une redevance serait autrement payable, si un impôt est exigible selon la *Loi sur la taxe minière* (Manitoba).

*Saskatchewan*

Les baux de la Saskatchewan à l'égard des biens-fonds de minéraux provinciaux sont accordés selon la loi intitulée *The Crown Minerals Act* (Saskatchewan) et du règlement intitulé *The Mineral Disposition Regulations, 1986* (Saskatchewan). La durée d'un bail est de dix ans, renouvelable pour une autre durée de dix ans, si le détenteur est conforme à la loi intitulée *The Crown Minerals Act* (Saskatchewan) et ses règlements d'application. Les frais de permis annuels s'élèvent à 25 $ par hectare et sont payables au cours des dix premières années du bail, le montant minimum s'établit à 400 $ par bail; 50 $ par hectare au cours des années 11 à 20 d'un bail renouvelé, le montant minimum s'élève à 800 $ par bail; et 75 $ par hectare par la suite, le montant minimum exigé s'élève à 1 200 $ par bail. Avant d'obtenir un bail d'exploitation minière en Saskatchewan, le demandeur doit d'abord demander un permis ou un claim pour explorer les biens-fonds de minéraux provinciaux. Les coûts connexes à un permis pour explorer les biens-fonds de minéraux provinciaux comprennent : des frais d'enregistrement de 0,15 $ l'hectare, un minimum exigé de 1 500 $ et un maximum de 7 500 $; un dépôt en espèces de 15 000 $ et un besoin de fonds de 1,25 $ par hectare pour la première année du permis et de 4,00 $ l'hectare pour les années subséquentes. Le permis a une durée de deux ans et peut ne pas être renouvelée. Un permis peut être converti en un claim. Les coûts connexes à un claim pour explorer les biens-fonds de minéraux provinciaux comprennent : des frais d'enregistrement de 0,30 $ l'hectare, moyennant un minimum de 10 $; un besoin de fonds de 12 $ l'hectare de la deuxième à la dixième année du claim, moyennant un minimum de 192 $ le claim; et 25 $ l'hectare pour chaque claim pour les années suivant la dixième année, moyennant un minimum de 400 $ le claim. Un claim peut être converti en un bail.

Les redevances sont payables selon un bail des biens-fonds provinciaux à l'égard de certains matériaux produits, conservés ou récupérés ou alloués selon un accord de regroupement à l'égard de l'ensemble des biens-fonds provinciaux.

**Réglementation environnementale**

L'industrie minière est assujettie à d'importants règlements des autorités fédérales, provinciales et municipales quant aux questions relatives à :

- la santé et la sécurité des employés;
- la qualité de l'air;
- la qualité de l'eau et l'approvisionnement en eau;
- la protection et l'amélioration de l'environnement (y compris la protection de la végétation et de la faune);
- la production, la manutention, l'utilisation, l'entreposage, le transport, l'émission, l'élimination et le nettoyage des produits réglementés, notamment les déchets;
- la remise en état et la restauration des propriétés minières après la fin de l'exploitation minière.

Les exploitations minières de CMMB sont réglementées principalement par la législation provinciale, même si CMMB doit également se conformer aux législations fédérales applicables ainsi qu'aux règlements municipaux.

Les deux provinces où CMMB exerce ses activités possèdent des lois et des exigences rigoureuses en matière d'environnement. Ces lois nécessitent l'obtention d'une approbation réglementaire pour plusieurs aspects de notre exploitation minière et de notre production. La construction, l'aménagement et l'exploitation d'une mine nécessitent la conformité à la législation environnementale applicable et l'obtention de divers permis, licences et approbations des diverses autorités réglementaires, ce qui peut comprendre des évaluations de l'impact environnemental coûteuses et chronophages. En outre, la législation exige que les emplacements soient abandonnés et remis en état à la satisfaction des autorités provinciales. Un manquement à la législation en matière d'environnement (y compris les permis, les licences et les approbations) peut entraîner l'imposition d'amendes et d'autres pénalités et des ordonnances de nettoyage ou l'interruption de nos activités, ce qui aurait un effet défavorable important sur les activités de CMMB.

**Législation environnementale provinciale**

En général, le Manitoba et la Saskatchewan possèdent une législation environnementale semblable. Le Manitoba et la Saskatchewan ont toutes deux des exigences relatives à des évaluations de l'impact environnemental dans le cadre de nouveaux projets ou d'agrandissements importants. Ces évaluations comprennent généralement une vaste consultation auprès des intervenants, y compris une annonce publique et l'avis du public. Chaque province possède également sa propre législation à l'égard des ressources patrimoniales et culturelles, de la manutention et de transport de biens dangereux et de la remise en état et des mesures correctives à l'égard des emplacements.

Au Manitoba, les émissions d'air du complexe métallurgique CMMB sont régies par le règlement régissant les usines sidérurgiques d'Inco Limited et de la compagnie minière et métallurgique de la Baie d'Hudson Limitée (le « règlement CMMB ») adopté en vertu de la *Loi sur l'environnement* (Manitoba) (la « Loi sur l'environnement »). Le règlement CMMB fixe les niveaux maximaux d'émission d'anhydride sulfureux et d'émission de particules pouvant être émises par CMMB. Le règlement CMMB fixe également des exigences quant à la mesure de l'air ambiant, l'échantillonnage de fumée et le contrôle et la mesure des émissions de particules.

Selon la *Loi sur les mines et les minéraux* (Manitoba) avant qu'un détenteur d'un bail d'exploitation minière au Manitoba puisse entreprendre l'exploitation minière, le détenteur doit d'abord soumettre un plan de fermeture de la mine. Le plan de fermeture de la mine fixe un programme pour la protection de l'environnement au cours de la durée de vie du projet et pour la réhabilitation de l'emplacement du projet à la

clôture de celui-ci, ce qui comprend des dispositions de sécurité pour la province à l'égard du rendement des travaux de réhabilitation conformément au plan de fermeture de mine approuvé.

En Saskatchewan, les questions environnementales relatives à l'exploitation minière sont régies principalement par la loi intitulée *The Environmental Management and Protection Act, 2002* (Saskatchewan) (la « Loi EMPA ») et le règlement intitulé *Mineral Industry Environmental Protection Regulations, 1996* (Saskatchewan) (le « Règlement MIEP ») promulgué en vertu de la Loi EMPA. La Loi EMPA et son règlement d'application exigent l'obtention de permis et des approbations pour l'exploitation d'une installation qui émet des polluants dans l'environnement. En vertu du Règlement MIEP, le gouvernement de la Saskatchewan régit également le déclassement, l'abandon et la remise en état d'une mine ou d'une exploitation et exige qu'un fonds d'assurance soit établi pour assurer la réalisation du déclassement et de la remise en état d'un emplacement minier. Nous avons conclu des contrats de garantie en faveur des provinces de la Saskatchewan et du Manitoba dans le cadre desquels nous avons engagé certains actifs miniers de CMMB à titre de sûreté pour couvrir les coûts de déclassement.

En Ontario, les questions environnementales relatives aux activités de Zochem sont régies principalement par la *Loi sur la protection de l'environnement* (Ontario) (« LOPE »), la *Loi sur les ressources en eau de l'Ontario* (« LREO ») et leurs règlements d'application. La LOPE régit les rejets dans l'environnement naturel, notamment l'air, le sol, les bruits, l'odeur et les vibrations. La LOPE régit également la manutention, le stockage, l'élimination et le transport des déchets. La LREO régit les rejets dans les eaux de surface ou les eaux souterraines. Zochem peut être tenue en vertu de la LOPE ou de la LREO, ou des deux, d'obtenir certains permis et attestations relativement, entre autres choses, à l'entreposage des produits dangereux, la gestion des eaux pluviales et l'utilisation de l'eau. La LOPE et la LREO prévoient toutes deux l'imposition d'amende et d'ordonnance de nettoyage en cas de rejet non-conforme.

**Législation environnementale fédérale**

CMMB doit se conformer à la *Loi canadienne sur la protection de l'environnement, 1999* (« LCPE ») qui régit certaines substances interdites et restreintes et peut exiger l'élaboration de plans de prévention de la pollution. Les émissions dans l'eau provenant des exploitations minières CMMB sont régies par le MMER. Le 25 septembre 2004, le gouvernement fédéral canadien a émis un avis proposé exigeant l'élaboration et la mise en œuvre de plans de prévention de la pollution à l'égard de certaines substances toxiques précises émises par les affineries et les fonderies de métaux communs et les usines d'élaboration de zinc, y compris le complexe métallurgique CMMB. L'avis proposé fixerait des émissions cibles relatives au mercure, à l'anhydride sulfureux et aux émissions de particules à un niveau inférieur aux niveaux d'émission actuels de CMMB.

La *Loi canadienne sur les évaluations environnementales* (« LCEE ») exige qu'une évaluation de l'impact environnemental soit effectuée à l'égard de certains projets proposés. Les projets qui sont assujettis à la LCEE comprennent les projets exigeant l'utilisation de terres fédérales et les projets exigeant une approbation fédérale.

L'exploitation minière de zinc et de cuivre comprend souvent le franchissement maritime, l'endiguement, la dérivation et l'utilisation des eaux de surface. Ces activités peuvent exiger une approbation en vertu de la législation fédérale, comme la *Loi sur les pêches* (Canada) pour la construction d'un projet qui peut entraîner une détérioration de l'habitat des poissons ou comme la *Loi sur la protection des eaux navigables* (Canada) si le cours d'eau est navigable au moyen d'une embarcation.

**Réglementations municipales**

CMMB est également assujettie à la réglementation municipale, y compris les règlements adoptés par les municipalités relativement à l'utilisation des terrains municipaux, aux fermetures de routes rurales, aux écoulements d'averses, aux décharges sanitaires et aux situations de nuisance.

**Protocole de Kyoto**

Le traitement de zinc et de cuivre entraîne la production de divers produits de combustion, notamment des composés carboniques. Le Canada, à titre de partie à la Convention-cadre des Nations Unies sur les

changements climatiques (la « Convention-cadre ») et la mise en œuvre subséquente du protocole qui a été adopté en 1997 (désigné sous le nom de « Protocole de Kyoto »), a annoncé son intention de réduire les émissions globales de gaz à effet de serre à 94 % des niveaux de 1990 au plus tard d'ici 2012. L'un des principaux gaz à effet de serre concerné est le dioxyde de carbone, qui provient de la production de zinc et de cuivre. Plusieurs autres pays sont également signataires à la Convention-cadre et du Protocole de Kyoto et ils ont également l'intention de limiter les émissions de gaz à effet de serre. En décembre 2002, le Canada a ratifié le Protocole de Kyoto.

**Gestion et conformité environnementales**

Nous avons établi un programme de gestion environnementale détaillé visant la protection de l'environnement. Ce programme consiste en une politique environnementale, des codes de pratiques, des vérifications périodiques, l'intégration de procédures environnementales aux procédures d'exploitation, à la formation des employés et aux procédures d'intervention et de prévention des urgences.

Nous croyons être conformes à l'ensemble de la législation environnementale applicable. Nous croyons que les approbations actuellement requises pour réaliser nos activités minières actuelles ont été obtenues. Compte tenu de la nature vaste et détaillée des exigences réglementaires, des infractions au cours des exploitations minières se produisent inévitablement, à l'occasion. Nous avons été cités pour quelques infractions environnementales, aucune n'ayant un effet défavorable important sur l'environnement, notre capacité à poursuivre nos activités ou notre situation financière.

Nous pouvons être tenus d'élaborer et de présenter aux autorités fédérales, provinciales ou municipales des données relatives à l'effet d'un aménagement proposé ou de la mine de cuivre ou de zinc existante sur l'environnement. Ces exigences pourraient s'avérer coûteuses et chronophages et pourraient retarder le début ou la poursuite des activités d'exploration ou de production.

La législation future ou les règlements administratifs peuvent mettre davantage l'accent sur la protection et l'amélioration de l'environnement et, par conséquent, nos activités peuvent s'avérer davantage réglementées. Ces législations et ces modifications apportées à la législation, de même que l'interprétation future des lois et une application rigoureuse de la loi peuvent entraîner des coûts en immobilisations et/ou des coûts d'exploitation accrus de même que retarder, ou interrompre nos activités ou bien y mettre fin d'une façon imprévue.

**Règlementation sur la santé et la sécurité et sur le travail**

La *Loi concernant l'Hudson Bay Mining and Smelting Co., Limited* (Canada) a été promulguée en 1947, CMMB relevant ainsi de la compétence fédérale. Par conséquent, CMMB est régie par la législation fédérale du travail et doit rendre compte annuellement en vertu de la *Loi sur l'équité en matière d'emploi* (Canada).

La *Loi concernant l'Hudson Bay Mining and Smelting Co., Limited* (Canada) a été modifiée afin de déléguer les questions relatives à la santé et à la sécurité au gouvernement du Manitoba et, par conséquent, les éléments suivants de la législation manitobaine s'appliquent à CMMB : la *Loi sur la sécurité et l'hygiène du travail* (Manitoba), la *Loi sur l'Hydro-Manitoba* (Manitoba), la *Loi sur la prévention des incendies et les interventions d'urgence* (Manitoba), la *Loi sur les brûleurs à gaz et à mazout* (Manitoba), la *Loi sur les ascenseurs* (Manitoba) et la *Loi sur les appareils sous pressions et à vapeur* (Manitoba). Par conséquent, règle générale, les questions relatives au travail sont régies par le gouvernement fédéral et les questions relatives à la santé et à la sécurité en milieu de travail sont régies par le gouvernement provincial.

**Droits ancestraux**

Les tribunaux canadiens ont reconnu que les peuples autochtones peuvent continuer de disposer d'un droit légitime non exécuté à l'égard des terrains utilisés ou occupés par leurs ancêtres qui n'ont pas été cédés en vertu d'un traité à l'égard de ces droits. Ces droits peuvent varier de droits assujettis à des réserves ou à des fins traditionnelles à un droit de titre autochtone et sera tributaire, entre autres choses, de la nature et de la portée de l'emploi et de l'occupation autochtone préalable. Les tribunaux ont encouragé les gouvernements provinciaux et fédéraux ainsi que les peuples autochtones à régler les droits de revendication par l'intermédiaire de

négociations de traités. Au Manitoba et en Saskatchewan, il existe plusieurs traités en place. Il est actuellement donné suite aux réclamations et aux droits autochtones essentiellement selon les modalités de ces traités.

**Services publics d'électricité**

Les services publics d'électricité sont assujettis à une vaste réglementation relative à l'impact environnemental des activités de production d'électricité. D'autres changements apportés à la loi ou une application plus rigoureuse des lois actuelles pourraient augmenter le prix d'approvisionnement d'énergie électrique à CMMB et, par conséquent, accroître les coûts de production de zinc et de cuivre pour CMMB.

## ÉVOLUTION GÉNÉRALE DE L'ENTREPRISE

Nous avons été constitués par la fusion de Pan American Resources Inc. et de Marvas Developments Ltd. le 16 janvier 1996, en vertu de la *Loi ontarienne sur les sociétés par actions* (Ontario). Le 12 mars 2002, nous avons acquis OntZinc Corporation, société fermée ontarienne, par l'intermédiaire d'une prise de contrôle inversée et nous avons changé notre dénomination sociale pour ONTZINC Corporation.

Notre siège social se trouve au 6 Adelaide Street East, bureau 300, Toronto (Ontario) M5C 1H6.

**Historique**

Aux termes d'une convention publique d'échange conclue en janvier 2002, nous avons changé notre dénomination sociale de Pan American Resources Inc. pour ONTZINC Corporation et la Société précédemment désignée sous le nom de OntZinc Corporation a changé sa dénomination sociale pour Pan American Resources Corp,. et est devenue notre filiale en propriété exclusive. Par suite de ce qui précède, nous avons fait l'acquisition indirectement d'une participation de 100 % dans le projet Southwestern Ontario.

En novembre 2001, nous avons conclu une convention de coentreprise avec Regal Consolidated Ventures Limited (« Regal »), aux termes de laquelle nous avons acquis une participation de 50 % dans la propriété Gay's River. Pasminco Resources Canada Company (« Pasminco ») détient une redevance calculée à la sortie de la fonderie de l'ordre 2 % à l'égard de la propriété Gay's River. En novembre 2002, nous avons fait l'acquisition de la participation restante de 50 % dans la propriété Gay's River auprès de Regal et, dans le cadre de cette acquisition, nous avons émis à Regal douze millions d'actions ordinaires. Nous devons émettre à Regal deux millions d'actions ordinaires supplémentaires lors de la réalisation du plan d'affaires pour la réouverture de la mine Gay's River et quatre millions d'actions ordinaires supplémentaires lorsque la décision relative à la production sera prise. En mars 2004, nous avons versé à Pasminco deux millions de dollars en règlement du prix d'achat de la propriété Gay's River. Nous sommes désormais propriétaires d'une participation totale dans la propriété Gay's River, sous réserve d'une redevance calculée à la sortie de la fonderie de l'ordre de 2 % versée à Pasminco.

En mai 2002, nous avons vendu notre participation dans le projet San Antonio, un projet de cuivre, d'or et de porphyre, à un groupe minier chilien fermé pour la somme de 850 000 $ US. Le 5 avril 2004, nous avons repris le contrôle du projet à la suite de l'incapacité de l'acquéreur à s'acquitter des paiements prévus. Nous détenons actuellement indirectement une participation de 100 % dans le projet San Antonio.

En date de septembre 2003, l'une de nos filiales a acquis la mine Balmat auprès de ZCA Mines Inc. (« ZCA ») pour 20 millions de dollars américains à la suite d'une convention d'achat d'actif (la « convention d'acquisition de Balmat »). Le prix d'achat est payable en totalité à même 30 % des rentrées nettes de fonds provenant des exploitations après l'allocation d'un montant raisonnable aux coûts en immobilisations et aux dépenses d'exploration de même qu'un montant supplémentaire de 5 millions de dollars américains payables, si le cours du zinc est maintenu à 0,70 $ US la livre pour une période de 24 mois consécutive dans les cinq années suivant la date de la convention d'acquisition Balmat. Aux termes de la convention d'acquisition de Balmat, nous avons pris en charge certains passifs futurs, notamment toutes les dettes, obligations, engagements et passifs futurs découlant de la propriété et des activités de la mine Balmat ou directement connexes à celle-ci et, en particulier tout passif futur relatifs à la remise en état de cette mine.

Afin de respecter les exigences anticipées en matière de financement connexes au maintien et à la réactivation de la mine Balmat, nous avons réalisé plusieurs placements privés de titres. Le produit de ces

placements privés ont également été employés aux fins du fonds de roulement. Se reporter à la rubrique intitulée « Ventes antérieures ».

**Acquisition de CMMB**

Le 7 octobre 2004, ONTZINC a conclu une convention d'acquisition en vue d'acquérir auprès d'Anglo American la totalité des actions émises et en circulation de la société mère de CMMB en contrepartie d'un prix d'achat en espèces de 325 millions de dollars, sous réserve de rajustements à la clôture, actuellement évalués à environ 12 806 000 $, pour un prix d'achat net d'environ 312 194 000 $. Avec prise d'effet le 13 décembre 2004, les parties ont modifié la convention d'acquisition afin de prévoir le paiement du prix d'achat net en espèces pour la somme de 299 194 000 $ et par l'émission à Anglo American de 173 333 333 actions ordinaires et 86 666 667 bons de souscription pour la somme de 13 000 000 $. Aux termes de la convention d'acquisition, ONTZINC a déposé 500 000 $ auprès d'Anglo American, qui seront portés au crédit à l'égard du prix d'achat à la réalisation de l'acquisition. La clôture de l'acquisition devrait avoir lieu avant la fin de l'année.

La clôture de l'acquisition est assujettie aux approbations réglementaires et aux autres approbations et le respect de toutes les conditions de clôture habituelles, notamment l'obtention du financement nécessaire. À une assemblée extraordinaire des actionnaires tenue le 8 décembre 2004, les actionnaires d'ONTZINC ont autorisé la consolidation et le changement connexe de sa dénomination sociale pour HudBay Minerals Inc. ONTZINC a présenté une demande à la TSX de croissance afin d'obtenir l'approbation de l'acquisition. En collaboration avec Anglo American, ONTZINC a obtenu un certificat de décision préalable aux termes de la *Loi sur la concurrence* (Canada) à l'égard de l'acquisition.

La réalisation de l'acquisition est assujettie à des conditions préalables qui caractérisent les opérations de ce genre. Toutefois, chaque partie peut abandonner une condition préalable énoncée dans la convention d'acquisition qui est à son avantage. ONTZINC et Anglo American se sont indemnisées mutuellement à l'égard de toutes les pertes subies par elles à la suite d'un manquement aux déclarations ou aux garanties ou à l'omission d'observer une clause restrictive, ou découlant de celle-ci, aux termes de la convention d'acquisition. Certaines des déclarations et garanties qui ont été fournies à ONTZINC par Anglo American, y compris celles relatives à l'implication de CMMB dans le cadre d'un litige ou de démarches réglementaires et sa conformité aux lois et règlements applicables et, en particulier, aux, règlements en matière d'environnement ne seront toutefois valides après la clôture de l'acquisition que jusqu'au 31 mars 2006. L'obligation d'Anglo American d'indemniser ONTZINC est aussi limitée comme suit : (i) Anglo American n'est pas tenue de couvrir toutes les pertes qui, au total, excèdent le prix d'achat payé pour CMMB; et (ii) aucune réclamation ne peut être effectuée à moins que les pertes excèdent 1 million de dollars relativement à un manquement aux déclarations ou aux garanties à l'égard de certaines questions fiscales et questions relatives au régime des rentes ou un total de 5 millions de dollars à l'égard de toute autre réclamation.

Si, pour une raison quelconque, autre qu'un défaut d'une partie en quête d'une résiliation, l'acquisition n'est pas réalisée d'ici le 1er janvier 2005 ou à une autre date dont peuvent convenir mutuellement ONTZINC et Anglo American, chaque partie peut résilier la convention d'acquisition.

ONTZINC prévoit financer l'acquisition à même une portion du produit net du présent placement et le produits net du financement par emprunt proposé. Les billets émis aux termes du financement par emprunt auront une échéance de sept ans. Les billets comportent des clauses restrictives qui, entre autres choses, limitent notre capacité, dans certaines circonstances, à déclarer ou à verser des dividendes ou à effectuer d'autres distributions sur nos actions ordinaires, à contracter des dettes supplémentaires, à conclure des opérations de vente ou de cession-bail, à établir les privilèges, à procéder à des placements, à participer à des opérations avec des membres du même groupe, à regrouper ou à fusionner en d'autres entités ou à vendre des actifs. Se reporter aux rubriques intitulées « Emploi du produit » et « Structure du capital ».

Se reporter au « Rapport de gestion » pour obtenir une description de l'effet de l'acquisition sur les résultats d'exploitation et la situation financière de la Société.

À la suite de l'acquisition et des événements décrits ci-dessus, nous détenons les principales filiales et propriétés illustrées dans le tableau suivant. Le tableau suivant montre le territoire de constitution de nos principales filiales et le pourcentage de titres comportant droit de vote que nous détenons en propriété véritable ou sur lesquels nous exerçons un contrôle ou une emprise pour chacune de nos principales propriétés, le tableau illustre également notre droit de propriété véritable à l'égard du projet ainsi que l'emplacement du projet.



ONTZINC CORPORATION
(Ontario)
100 %
Balmat Holding Corporation
(Delaware, É.-U.)
100 %
St. Lawrence Zinc Company LLC
(Delaware, É.-U.)
Projet de mine Balmat
et propriétés d'exploration
(New York, É.-U.)
100 %
Hudson Bay Mining
and Smelting Co., Limited
(Canada)
Mine 777/
Callinan
(Flin Flon,
Manitoba)
Mine Trout Lake
(Flin Flon,
Manitoba)
Mine Konuto
Lake
(Saskatchewan)
Mine Chisel
North
(Snow Lake,
Manitoba)
50 %
Considar Metal
Marketing S.A.
(Luxembourg)
100 %
La Compagnie
d'exploration et
de développement
de la Baie
d'Hudson Limitée
(Canada)
Installations
métallurgiques
et concentrateurs
(Manitoba and
Saskatchewan)
Zochem
(Brampton,
Ontario)
100 %
Considar Metal
Marketing Inc.
(Canada)
Propriétés
d'exploration

## POTENTIEL MINIER DE NOS PRINCIPALES PROPRIÉTÉS À LA RÉALISATION DE L'ACQUISITION

À la réalisation de l'acquisition, nos principales propriétés seront les propriétés CMMB et la mine Balmat. Pour le moment, seules les mines CMMB sont exploitées. La mine Balmat devrait entreprendre la production de concentrés de zinc au début de 2005, sous réserve de l'obtention du financement nécessaire.

### Mines CMMB

L'information qui suit relativement à CMMB, à ses ressources et réserves minérales et la durée de vie de la mine (« DVM »), a été tirée du rapport Howe et, dans certains cas, constitue un extrait de celui-ci.

*Réserves minérales et ressources minérales présumées*

La méthode employée par Howe a l'égard de l'établissement des ressources et des réserves est fondée sur un examen du rapport de CMMB relatif à ses ressources intitulé « HBMS reserve and resource report as at January 1, 2004 », et des discussions avec les membres du personnel responsables des estimations.

Les réserves minérales sont classées comme des réserves minérales prouvées ou des réserves minérales probables et sont fondées sur les normes du conseil de l'ICM sur les ressources et les réserves minérales d'après les définitions et les lignes directrices adoptées par le conseil de l'ICM le 20 août 2000.

**Estimation des réserves de CMMB (au 1er janvier 2004)[1][2] selon Howe**

| | Tonnes | Au (g/t) | Ag (g/t) | Cu (%) | Zn (%) |
|---|---|---|---|---|---|
| **Trout Lake** | | | | | |
| Prouvées | 2 121 924 | 1,290 | 14,805 | 1,20 | 4,77 |
| Probables | 2 181 000 | 1,321 | 11,617 | 1,43 | 5,28 |
| **Callinan** | | | | | |
| Prouvées | 692 038 | 1,953 | 25,81 | 1,08 | 3,71 |
| Probables | 499 094 | 1,436 | 22,256 | 0,95 | 3,80 |
| 777 | | | | | |
| Prouvées | 1 774 804 | 2,412 | 29,853 | 3,23 | 4,35 |
| Probables | 14 777 806 | 2,044 | 26,93 | 2,53 | 4,50 |
| **Konuto Lake** | | | | | |
| Prouvées | 437 857 | 2,066 | 8,696 | 4,08 | 1,57 |
| Probables | 55 479 | 1,713 | 6,875 | 4,39 | 1,15 |
| **Chisel North** | | | | | |
| Prouvées | 897 242 | 0,266 | 22,060 | 0,14 | 9,66 |
| Probables | 934 157 | 0,368 | 17,204 | 0,20 | 8,1 |
| **Total des réserves prouvées** | **5 923 864** | **1,606** | **21,246** | **1,843** | **5,026** |
| **Total des réserves probables** | **18 447 536** | **1,856** | **24,44** | **2,230** | **4,75** |
| **Total des réserves** | **24 371 400** | **1,795** | **23,664** | **2,15** | **4,81** |

1) Les évaluations économiques s'appliquant aux ressources minérales annuelles par CMMB en vue de convertir les ressources minérales en réserves minérales sont fondées sur une évaluation par bloc des métaux payables nets pour les blocs de ressource par rapport aux coûts d'exploitation actuels, à la récupération et à la dilution. Le prix du zinc utilisé pour les estimations de réserves minérales s'élevait à 0,52 $ US la livre, le prix du cuivre, à 0,91 $ US la livre. Le prix de l'or s'élevait à 325 $ US l'once et le prix de l'argent, à 4,25 $ US l'once.

2) L'exploitation minière prévue en 2004 diminuera les réserves minérales énoncées d'environ 2,5 millions de tonnes.

Howe a évalué qu'il y avait, au 1er janvier 2004, en tout 3 228 097 tonnes de ressources minérales aux mines de CMMB, d'une teneur de 5,33 % de zinc, 2,04 % de cuivre, 1,677 grammes d'or la tonne et 26,546 grammes d'argent la tonne. Les ressources minérales qui ne sont pas des réserves minérales n'ont pas fait preuve de viabilité économique.

*Plan de durée de vie de la mine*

Howe a préparé un plan DVM qui commence le 1er janvier 2004 et prend fin le 31 décembre 2017. Pour les besoins de ces prévisions économiques, Howe présume que seules les réserves minérales souterraines prouvées et probables délimitées seront extraites au cours du DVM et que les mines de CMMB fermeront lorsque les réserves minérales actuelles s'épuiseront. Le rapport Howe estime que les mines CMMB traiteront en moyenne 1,9 million de tonnes de minerai par année. Toutefois, la production réelle devrait diminuer d'une pointe de 2,5 millions de tonnes de minerai par année en 2004 à 1,35 million de tonnes par année en 2011, en raison du fait de l'épuisement des réserves de minerai et que des fermetures de mines. Les taux de production, les teneurs en minerai et les récupérations métallurgiques au cours de cette période ont été revus par Howe et sont évalués réalisables et durables.

Le plan DVM, y compris les prévisions économiques techniques, comprend des énoncés prospectifs qui ne sont pas des faits historiques. Ces énoncés prospectifs constituent des estimations et comportent un nombre important de risques et incertitudes qui pourraient faire en sorte que les résultats réels diffèrent considérablement.

Certaines hypothèses

Le plan DVM de Howe est fondé sur un certain nombre d'hypothèses. Outre les nombreuses hypothèses et estimations qui sous-tendent les estimations des réserves minérales et le calcul des coûts d'exploitation pour la production de ces réserves minérales, les hypothèses clés comprennent les suivantes :

- Des dépenses en immobilisation prévues totales de 345,2 millions de dollars, y compris le réinvestissement de maintien, le développement des immobilisations et prix d'achat de l'affinerie de cuivre White Pine.
- Accroissement des activités souterraines par rapport aux niveaux de 2004, principalement à la mine 777/Callinan, pour compenser les fermetures d'autres mines. Ces améliorations seront apportées grâce aux pratiques d'extraction rehaussées, durée réduite des distances de transport, la quantité accrue d'équipement et un meilleur contrôle de la dilution.
- Certaines améliorations seront apportées aux coûts d'exploitation du propriétaire, améliorations qui seront supérieures aux niveaux historiques atteints en 2002.

Ces hypothèses, ainsi que d'autres hypothèses et estimations utilisées pour établir le plan DVM, sont assujetties à un certain nombre d'autres risques et incertitudes. Les résultats réels pourraient différer considérablement des hypothèses et estimations de Howe en raison, notamment, de changements des conditions géologiques et d'extraction non identifiés, de différences dans les effets réels et supposés de la réglementation des organismes gouvernementaux, d'estimations inexactes concernant les prix des métaux, les taux de change, les taux d'intérêt, l'inflation, les coûts d'exploitation, des coûts de mise en valeur et d'entretien, des coûts de remise en état et la disponibilité et le coût de la main-d'œuvre, de l'équipement, des matières premières et d'autres services requis pour extraire et affiner les minerais et d'autres facteurs touchant nos activités, ou des changements dans les hypothèses relatives à ceux-ci. Pour obtenir une description complète des risques liés à nos activités, se reporter à la rubrique intitulée « Facteurs de risque ». Si l'une de ces hypothèses ou estimations était incorrecte, les flux de trésorerie prévus tirés des mines CMMB pourraient être considérablement moindre que ceux prévus.

Coût des immobilisations et coûts d'exploitation

Les dépenses en immobilisations totales devraient s'élever à 345,2 millions de dollars au cours du plan DVM. Il est présumé que l'ensemble des dépenses en immobilisations seront financées à l'interne. Les dépenses en immobilisations actuelles comprennent une provision pour les dépenses d'exploration continues prévues au cours du plan DVM pour mettre en valeur et extraire l'ensemble des ressources minérales présumées délimitées. Toutefois, aucune provision n'a été créée pour l'exploration de ressources nouvelles ou prévues à l'extérieur des régions minières existantes. L'infrastructure de la mine actuellement en place est suffisante pour soutenir les niveaux de production minière prévus pour la DMV. Les projets d'immobilisations devraient être liés principalement à la remise à neuf de l'usine principale et au rajeunissement de l'équipement, à l'entretien et à l'expansion des digues à stériles, à la mise en valeur des déchets (inclinés ou plats) pour accéder à de nouveaux blocs de terrains, aux coûts environnementaux et aux coûts liés à la fermeture et à la réhabilitation, et aux améliorations apportées en vue de respecter les normes d'émission.

Les coûts d'exploitation du plan DMV de Howe pour les mines CMMB, les concentrateurs, la fonderie de cuivre, l'usine de traitement de zinc, les installations de gestion des stériles, le transport et les autres services sont fondés sur les coûts d'exploitation précédents de CMMB. Ces coûts comprennent également le coût des concentrés achetés et certains frais administratifs. L'impôt sur le capital, les paiements éventuels aux termes du régime de participation au bénéfice de CMMB et les charges d'intérêts n'ont pas été inclus.

Évaluation économique

Howe a préparé un modèle économique fondé sur le plan DVM. L'évaluation économique utilise les prix des métaux et les taux de change qui suivent. Les prix des métaux sont fondés sur un consensus des prévisions actuelles du secteur.

| | 2004 | 2005 | 2006-2018 |
|---|---|---|---|
| Cuivre ($ US/lb) | 1,23 | 1,20 | 0,90 |
| Zinc ($ US/lb) | 0,48 | 0,56 | 0,50 |
| Or ($ US/oz) | 425 | 425 | 375 |
| Argent ($ US/oz) | 6,00 | 6,00 | 5,00 |
| $ CA : US | 1,25 | 1,33 | 1,43 |

Tous les coûts en immobilisations et d'exploitation sont déclarés en dollars canadiens constants en utilisant le dollar canadien au premier trimestre de 2004, et aucune provision n'a été faite pour l'inflation ou l'augmentation des coûts ou des prix des métaux. Toutes les prévisions des flux de trésorerie pour le plan DVM sont également déclarés en dollars canadiens constants de 2004. CMMB ne prévoit pas verser de l'impôt sur le revenu au cours du plan DVM en raison d'importants crédits d'impôt et pertes fiscales.

Les actifs miniers génèrent également des revenus supplémentaires pour le traitement de concentrés de cuivre et de zinc provenant d'autres sources et divers revenus comprenant les ventes de sous-produits et les ventes d'argent. Le plan DVM intègre des achats croissants de concentrés de cuivre et de zinc pour maintenir un niveau constant de métaux pouvant être vendus.

Le tableau suivant résume les paramètres modèles clés des projections financières DVM établies par Howe :

| **Paramètres** | **Hypothèse de base** |
|---|---|
| Total de cuivre produit | 2,513 milliards de lb |
| Total de zinc produit | 3,308 milliards de lb |
| Total d'or produit | 860 200 oz |
| Total d'argent produite | 18 634 400 oz |
| Total des tonnes extraites | 24 371 400 |
| Teneur moyenne de cuivre (%) | 2,15 |
| Teneur moyenne de zinc (%) | 4,81 |
| Teneur moyenne d'or (g/t) | 1,80 |
| Teneur moyenne d'argent (g/t) | 23,66 |

| **Résultats du modèle clé** | **Millions de dollars canadiens** |
|---|---|
| Revenu relatif au zinc | 2 370 $ |
| Revenu relatif au cuivre | 3 290 |
| Revenu relatif à l'or | 463 |
| Revenu relatif à l'argent | 134 |
| Revenu total | 6 257 |
| Coûts d'exploitation totaux | (4 866) |
| Coûts en immobilisations totaux | (345) |
| Excédent de trésorerie (après impôt) | 966 $ |
| VAN @ 8 % (excédent de trésorerie après impôt, sans l'acquisition) | 588 $ |
| VAN @ 10 % (excédent de trésorerie après impôt, sans l'acquisition) | 532 $ |

Le projet a également été évalué en fonction de la capacité de générer des flux de trésorerie avec un certain nombre de sensibilités. Cette analyse donne à penser que le projet est plus sensible au taux de change entre le dollar canadien et le dollar américain. Le tableau qui suit, qui est tiré du rapport Howe, indique la valeur actualisée nette (« VAN ») de CMMB à divers prix de cuivre et de zinc, les taux d'escompte, les taux de change entre le dollar canadien et le dollar américain ainsi que les coûts d'exploitation et les coûts en immobilisations. La VAN comprend les sommes escomptées des flux de trésorerie positifs tirés de la production et des flux de trésorerie négatifs associés à des coûts en immobilisations continues au cours de la durée de vie de la mine, la remise en état et la fermeture. Toutefois, la VAN est calculée sans effet de levier financier, sans tenir compte du financement par emprunt ou des autres types de financement par emprunt.

Les tableaux qui suivent ne représentent pas une prévision des prix du zinc ou du cuivre, des taux d'escompte, des taux de change entre le dollar canadien et le dollar américain ou des coûts d'exploitation et des coûts en immobilisations. Se reporter à la rubrique intitulée « Facteurs de risque — Risques reliés à nos activités ».

Le tableau suivant montre la sensibilité de la VAN aux prix des métaux et aux taux de change entre le dollar canadien et le dollar américain à un taux d'escompte fixe de 8 % :

**Sensibilité de la VAN aux prix du cuivre et du zinc et aux taux de conversion du dollar américain — Taux d'escompte de 8 % (en millions)**

| Taux de change $ US / $ CA | 0,70 $ | 0,75 $ | 0,80 $ | 0,85 $ |
|---|---|---|---|---|
| Scénario de référence Cu 0,90 $ / Zn 0,50 $ | **588,4** | 370,9 | 180,5 | 12,6 |
| Cu 1,00 $ / Zn 0,50 $ | 782,3 | 551,9 | 350,2 | 172,3 |
| Cu 1,00 $ / Zn 0,40 $ | 587,6 | 374,1 | 187,4 | 22,6 |
| Cu 1,10 $ / Zn 0,40 $ | 781,5 | 555,1 | 357,1 | 182,3 |
| Cu 1,10 $ / Zn 0,50 $ | 976,3 | 732,9 | 519,9 | 332,0 |
| Prix actuel Cu 1,29 $ / Zn 0,47 $ | 1 286,3 | 1 023,5 | 793,5 | 590,5 |

Le tableau suivant montre la sensibilité de la VAN aux fluctuations des prix du cuivre et du zinc à un taux de change fixe entre le dollar canadien et le dollar américain de 0,70 $ US pour 1,00 $ CA et à un taux d'escompte fixe de 8 % :

**Sensibilité de la VAN aux prix du cuivre et du zinc — Taux d'escompte de 8 % (en millions)**

| | Cu 0,75 $/lb | Cu 0,90 $/lb | Cu 1,00 $/lb | Cu 1,10 $/lb | Cu 1,30 $/lb |
|---|---|---|---|---|---|
| Zn 0,40 $/lb | 102,8 | 393,7 | 587,6 | 781,5 | 1 169,3 |
| Zn 0,50 $/lb | 297,5 | **588,4** | 782,3 | 976,3 | 1 364,1 |
| Zn 0,60 $/lb | 492,3 | 783,2 | 977,1 | 1 171,0 | 1 558,9 |
| Zn 0,70 $/lb | 687,0 | 977,9 | 1 171,8 | 1 365,8 | 1 753,4 |

Le tableau suivant montre la sensibilité de la VAN aux coûts d'exploitation et en immobilisations à un taux de change fixe entre le dollar canadien et le dollar américain de 0,70 $ US pour 1,00 $ CA, à un taux d'escompte fixe de 8 % et à des prix de métaux fixe de 0,90 $ US/lb pour le cuivre et à 0,50 $ US/lb pour le zinc :

**Sensibilité de la VAN aux coûts d'exploitation et en immobilisations — Taux d'escompte de 8 % (en millions)**

| | Coûts en immobilisations – 10 % | Coûts en immobilisations – 5 % | Cas de base | Coûts en immobilisations + 5 % | Coûts en immobilisations + 10 % |
|---|---|---|---|---|---|
| Coûts d'exploitation – 10 % | 906,2 | 894,5 | 882,9 | 871,2 | 859,5 |
| Coûts d'exploitation – 5 % | 758,9 | 747,3 | 735,6 | 724,0 | 712,2 |
| Cas de base | 611,8 | 600,0 | **588,4** | 576,7 | 565,1 |
| Coûts d'exploitation + 5 % | 464,6 | 452,9 | 441,2 | 429,5 | 417,8 |
| Coûts d'exploitation + 10 % | 317,3 | 305,7 | 294,0 | 282,3 | 270,1 |

Le tableau suivant montre la sensibilité de la VAN pour divers taux de d'escompte, pour le cas de base de la VAN après impôt et avant les coûts d'acquisition :

**Sensibilité de la VAN aux taux d'escompte**

| | | | | |
|---|---|---|---|---|
| Taux d'escompte | 5,0 % | 8,0 % | 10,0 % | 12,5 % |
| Van (en millions) | 693,7 | **588,4** | 532,7 | 472,5 |

**La mine Balmat**

Un rapport intitulé « Reserve and Resource Audit, Balmat nº 4 Mine, Balmat-Edwards Mining District, Balmat, New York USA », en date du mois de janvier 2003 (le « rapport Balmat ») a été préparé pour la Société par M. John E. Steers, ing., une personne qualifiée au sens de la Norme canadienne 43-101. Les renseignements qui suivent relativement à la mine Balmat et à l'usine ont été tirés du rapport Balmat et, dans certains cas, en constituent des extraits. Il est à noter que les « tonnes » sont les unités de mesure utilisées dans le rapport Balmat (une tonne = 0,90718 tonne).

*Réserves minérales et ressources minérales présumées*

Le tableau suivant présente les estimations des réserves minérales pour la mine Balmat au 20 janvier 2003.

**Estimation des réserves minérales Balmat**[1)2)]

| Catégorie | Tonnes de minerai | Pourcentage de zinc |
|---|---|---|
| Réserves minérales prouvées | 395 047 | 12,87 |
| Réserves minérales probables | 1 580 528 | 11,71 |
| **Total des réserves prouvées et probables** | **1 975 575** | **11,94** |

1) Les estimations des réserves minérales énoncées dans le tableau ci-dessus ont été préparées par M. John Steer, une personne qualifiée au sens de la NC 43-101. Les réserves minérales sont catégorisées comme réserve prouvée ou probable et sont fondées sur les normes du conseil de l'ICM sur les définitions et des lignes directrices relatives aux réserves et aux ressources minérales adoptées par le conseil de l'ICM le 20 août 2000.

2) Les réserves minérales sont calculées en utilisant une teneur limite de 6 % de zinc par tonne et une récupération moyenne de 85 % et des hauteurs minimales de 5,5 à 8,0 pieds sont également utilisées selon la méthode d'exploitation minière employée.

En plus des réserves minérales, des ressources minérales présumées totales d'environ 3 100 000 tonnes, d'une teneur de 12,9 % de zinc par tonne sont estimées. La dilution est intégrée aux ressources minérales par des hauteurs d'exploitation minimales présumées. Les ressources minérales qui ne sont pas des réserves minérales n'ont pas fait preuve de viabilité économique.

*Exploration et mise en valeur*

Depuis 1996, le forage en surface et souterrain a ajouté en tout 11 millions de tonnes de ressources minérales dans quatre nouvelles zones de minerai (Muller, Mahler, Mud Pond,. New Fold and Northeast Fowler) pour un coût des découvertes d'environ 0,17 $ la tonne.

Le coût total de nos programmes d'exploration proposés est d'environ 1,5 million de dollars, à l'exclusion des travaux de forage réalisés sur des terrains d'exploration à proximité. Les objectifs de ce plan d'aménagement de la nouvelle mine est de revenir à une exploitation minière à un plus petit niveau permettant un meilleur contrôle géologique afin d'accroître les teneurs en diminuant la dilution et en augmentant les teneurs limites. Nous prévoyons réaliser le nouvel aménagement à un tel rythme de façon à fournir un stock adéquat de minerai pour maintenir les activités ininterrompues.

## INFORMATION FINANCIÈRE CONSOLIDÉE PRO FORMA CHOISIE NON VÉRIFIÉE

L'information financière consolidée pro forma choisie non vérifiée qui suit tient compte de l'acquisition, de la consolidation, du présent placement et du financement par emprunts, comme si ces événements avaient eu lieu le 1[er] janvier 2003 aux fins des résultats d'exploitation, et le 30 septembre 2004, aux fins du bilan. La présente information financière consolidée pro forma choisie non vérifiée est fondée sur l'information disponible et certaines hypothèses que la direction juge raisonnables; elle n'est présentée qu'à des fins d'illustration et n'a pas pour objet de représenter les résultats d'exploitation ou la situation financière que la société aurait obtenus si l'acquisition, la consolidation et les financements avaient eu lieu aux dates indiquées. La présente information financière consolidée pro forma choisie est tirée des états financiers consolidés historiques de ONTZINC et ceux de la société mère de CMMB, à la lumière et sous réserve desquels elle doit être lue, y compris les notes y afférentes, paraissant ailleurs dans le présent prospectus.

| | **Pro forma pour les neuf mois arrêtés au 30 septembre 2004** | **Pro forma pour l'exercice terminé le 31 décembre 2003** |
|---|---|---|
| | (non vérifié) | (non vérifié) |
| | (en milliers de dollars, sauf les montants par action) | |
| Résultats d'exploitation | | |
| Chiffre d'affaires net | 385 026 $ | 417 914 $ |
| Bénéfice net (perte) | 16 565 | (357 266) |
| Par action ordinaire | | |
| Bénéfice (perte) de base | 0,24 $ | (5,49)$ |
| Bénéfice (perte) dilué(e) | 0,24 $ | (5,49)$ |

| | **Pro forma au 30 septembre 2004** |
|---|---|
| | (non vérifié)<br>(en milliers de dollars) |
| Bilan | |
| Espèces et quasi-espèces (exclusion faite de l'encaisse affectée de 13 000 $) | 36 120 $ |
| Total de l'actif | 620 999 |
| Total du passif | 482 839 |
| Capitaux propres | 138 160 |

Dans l'éventualité où les mandataires exercent l'option d'attribution excédentaire en totalité, sur une base pro forma, il y aura 8 337 000 actions ordinaires supplémentaires en circulation.

## PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES DE LA SOCIÉTÉ MÈRE DE CMMB

Le tableau suivant présente les principales données financières consolidées de la société mère de CMMB aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 et au 30 septembre 2004 et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003. Les principales données financières consolidées sont tirées des états financiers consolidés de la société mère de CMMB, y compris des notes s'y rapportant, ainsi que du rapport de gestion connexe inclus ailleurs dans le présent prospectus. Il doit être lu parallèlement à ces documents et il est donné entièrement sous réserve du texte intégral de ceux-ci. Les états financiers consolidés de la société mère de CMMB ont été préparés conformément aux PCGR du Canada.

| | Périodes de neuf mois terminées les 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (non vérifié) | (non vérifié) | (vérifié) | (vérifié) | (vérifié) |
| | (en milliers de dollars) | | | | |
| État des résultats : | | | | | |
| Chiffre d'affaires | 385 026 $ | 298 753 $ | 417 914 $ | 436 092 $ | 390 589 $ |
| Produit total | 392 114 | 299 214 | 418 757 | 439 568 | 409 583 |
| Frais d'exploitation | 308 378 | 316 188 | 430 626 | 440 431 | 417 364 |
| Frais généraux et administratifs | 6 068 | 5 141 | 6 907 | 9 561 | 10 321 |
| Amortissement | 39 902 | 53 475 | 70 709 | 66 429 | 73 327 |
| Charge de désactualisation | 1 266 | 1 134 | 2 078 | 1 890 | 1 937 |
| Frais d'exploration | — | — | 5 550 | 4 538 | 2 130 |
| (Gain) perte de change | 2 192 | (34 931) | (37 272) | (2 021) | 33 021 |
| Perte de valeur des actifs | — | — | 268 944 | — | — |
| Total des frais et charges | 353 464 | 341 007 | 747 542 | 520 828 | 538 100 |
| Bénéfice net (perte nette) | 38 800 | (42 896) | (330 103) | (82 958) | (129 725) |
| État des flux de trésorerie : | | | | | |
| Flux de trésorerie liés aux activités d'exploitation | 59 883 $ | 10 323 $ | (3 739)$ | (11 819)$ | (69 561)$ |
| Flux de trésorerie liés aux activités d'investissement | (47 896) | (89 305) | (118 366) | (112 897) | (188 436) |
| Flux de trésorerie liés aux activités de financement | 10 394 | 95 359 | 121 629 | 115 430 | 271 286 |
| Bilan : | | | | | |
| Espèces et quasi-espèces | 25 908 $ | | 3 527 $ | 4 003 $ | |
| Total de l'actif | 576 759 | | 512 396 | 733 418 | |
| Total du passif | 1 484 899 | | 1 459 310 | 1 349 984 | |
| Capitaux propres (négatifs) | (908 140) | | (946 914) | (616 566) | |

## INFORMATION FINANCIÈRE CONSOLIDÉE CHOISIE DE ONTZINC

Les tableaux suivants présentent l'information financière consolidée choisie aux 31 décembre 2003 et 2002 et pour les exercices terminés les 31 décembre 2003, 2002 et 2001 ainsi qu'au 30 septembre 2004 et pour les neuf mois arrêtés aux 30 septembre 2004 et 2003. L'information financière consolidée choisie est tirée des états financiers consolidés de la société, à la lumière et sous réserve desquels elle doit être lue, y compris les notes y afférentes, ainsi que du rapport de gestion, paraissant ailleurs dans le présent prospectus. Les états financiers consolidés ont été dressés conformément aux PCGR du Canada.

| | Neuf mois arrêtés aux 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (non vérifié) | (non vérifié) | (vérifié) | (vérifié) | (vérifié) |
| | (en milliers de dollars, sauf les montants par action) | | | | |
| États des résultats | | | | | |
| Produits nets | 19 $ | 5 $ | 8 $ | 2 $ | 1 $ |
| Perte nette | 5 747 | 1 874 | 5 179 | 958 | 2 878 |
| États des flux de trésorerie | | | | | |
| Sorties de fonds liées aux activités d'exploitation | (3 285)$ | (1 245)$ | (3 176)$ | (961)$ | (469)$ |
| Rentrées (sorties) de fonds liées aux activités de financement | 8 612 | 5 272 | 8 466 | (203) | 274 |
| Rentrées (sorties) de fonds liées aux activités d'investissement | (4 490) | (1 831) | (3 371) | 1 340 | 181 |
| Par action ordinaire | | | | | |
| Perte de base et diluée[1] | (0,03)$ | (0,02)$ | (0,05)$ | (0,01)$ | (0,08)$ |
| Nombre moyen pondéré d'actions ordinaires en circulation (en millions) | 193 | 98 | 113 | 68 | 35 |
| Bilans | | | | | |
| Espèces et quasi-espèces | 2 951 $ | | 2 114 $ | 195 $ | |
| Total de l'actif | 15 439 | | 12 455 | 4 576 | |
| Total du passif | 4 430 | | 2 833 | 1 234 | |
| Capitaux propres | 11 009 | | 9 622 | 3 342 | |

Note :

1) La perte de base et diluée par action ordinaire n'a pas été rajustée pour refléter la consolidation prévue. Si la consolidation avait eu lieu le 1er janvier 2001, la perte de base et diluée par action ordinaire aurait été respectivement de 0,89 $ et de 0,57 $ pour les neuf mois arrêtés aux 30 septembre 2004 et 2003 et respectivement de 1,37 $, 0,42 $ et 2,44 $ pour les exercices terminés les 31 décembre 2003, 2002 et 2001.

### *Information trimestrielle*

Les tableaux suivants présentent l'information financière consolidée choisie pour chacun des onze trimestres les plus récents compris dans la période terminée le 30 septembre 2004.

| | 2004 | | | 2003 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | T3 | T2 | T1 | T4 | T3 | T2 | T1 | T4 | T3 | T2 | T1 |
| | (en milliers de dollars, sauf le bénéfice par action) | | | | | | | | | | |
| Pour la période | | | | | | | | | | | |
| Produits nets | 6 $ | 7 $ | 6 $ | 3 $ | 5 $ | — $ | — $ | 1 $ | 1 $ | — $ | — $ |
| Perte nette | (2 864) | (1 453) | (1 430) | (3 305) | (1 293) | (304) | (277) | (575) | (135) | (153) | (95) |
| Par action ordinaire | | | | | | | | | | | |
| Perte de base et diluée[1] | (0,01) | (0,01) | (0,01) | (0,03) | (0,01) | (0,01) | (0,00) | (0,01) | (0,00) | (0,00) | (0,00) |

Note :

1) La perte de base et diluée par action ordinaire n'a pas été rajustée pour tenir compte de la consolidation projetée.

**Dividendes**

La société n'a jamais versé de dividende sur ses actions ordinaires et ne prévoit pas le faire dans un avenir rapproché. Le moment, le paiement et le montant réels de tout dividende versé par la société seront déterminés par le conseil d'administration à l'occasion et seront fondés, entre autres, sur ses flux de trésorerie, sur ses résultats d'exploitation et sa situation financière, sur ses besoins en liquidités pour financer les activités continues et sur d'autres aspects que le conseil d'administration jugera pertinents.

## RAPPORT DE GESTION DE ONTZINC

Le présent rapport de gestion doit être lu à la lumière des états financiers consolidés et des notes y afférentes paraissant ailleurs dans le présent prospectus. La présente rubrique comprend certains énoncés prospectifs comportant divers risques, incertitudes et d'autres facteurs. Il y a lieu de se reporter à la rubrique « Mise en garde concernant les énoncés prospectifs ». Des événements dont il est question ailleurs dans le présent prospectus ne sont pas mentionnés dans le présent rapport de gestion.

**Aperçu**

ONTZINC est une société minière dont les principales activités comprennent l'exploration, la mise en valeur et l'exploitation de projets zincifères.

La stratégie de la société consiste à faire l'acquisition d'actifs miniers de grande qualité à une étape avancée de la mise en valeur ou qui en sont à l'étape de la production. La société continue de rechercher des occasions d'acquisitions de propriétés intéressantes dans le domaine des métaux de base.

À l'heure actuelle, la société détient une participation de 100 % dans quatre projets :

- la mine Balmat, une propriété de mise en valeur de zinc située dans l'État de New York, mine à laquelle la société prévoit redémarrer ses activités d'extraction au début de 2005;
- la mine Gay's River, une mine de zinc, de plomb et de gypse en Nouvelle-Écosse, au Canada, mine à laquelle la société a l'intention d'entreprendre, au cours des deux prochains exercices, un programme de préproduction de mise en valeur;
- le projet dans le sud-ouest de l'Ontario, un projet d'exploration zincifère comprenant des baux miniers couvrant environ 10 500 hectares sur lesquels la société planifie de mener un programme de forage et de tests géophysiques au cours des deux prochains exercices;
- le projet San Antonio, un projet d'exploration zincifère, au Chili, sur lequel la société se propose d'entreprendre un programme de forage afin d'obtenir une évaluation provisoire du potentiel économique du système de porphyre au cours des deux prochains exercices.

**Résultats d'exploitation**

*Comparaison entre les neuf mois arrêtés au 30 septembre 2004 et les neuf mois arrêtés au 30 septembre 2003*

Pour les neuf mois arrêtés au 30 septembre 2004, la société a subi une perte de 5 747 057 $ contre 1 874 100 $ pour les neuf mois arrêtés au 30 septembre 2003.

Pour les neuf mois arrêtés au 30 septembre 2004, les honoraires de gestion se sont élevés à 589 000 $ contre néant au cours de la période correspondante de 2003, en raison de l'embauche de cadres supérieurs à la fin de 2003.

Les honoraires professionnels se sont établis à 871 351 $ pour les neuf mois arrêtés au 30 septembre 2004 comparativement à 557 941 $ pour ceux de la période correspondante de 2003. Cette augmentation reflète le fait que la société a engagé des coûts dans le cadre de son projet d'inscrire ses actions ordinaires à l'*Alternative Investment Market* de la Bourse de Londres. La société a abandonné son inscription au cours du troisième trimestre de 2004 et tous les coûts connexes ont été radiés.

Pour les neuf mois arrêtés au 30 septembre 2004, les coûts d'entretien et de maintenance des mines se sont élevés à 2 586 000 $ contre 211 213 $ à la période correspondante de 2003, essentiellement en raison des coûts liés à la mine Balmat acquise en septembre 2003.

Les frais généraux et administratifs ont augmenté pour s'établir à 116 799 $ pour les neuf mois arrêtés au 30 septembre 2004 par rapport à 56 026 $ pour ceux de la période correspondante de 2003, reflétant l'embauche de cadres supérieurs et l'accroissement des activités d'exploitation, d'acquisition et de financement.

Pour les neuf mois arrêtés au 30 septembre 2004, les frais de déplacement ont été de 168 287 $ contre 175 217 $ pour ceux de la période correspondante de 2003. Ces coûts sont attribuables à la recherche par la société de plusieurs occasions d'acquisitions au cours des deux périodes.

Une perte de change de 64 002 $ a été inscrite pour les neuf mois arrêtés au 30 septembre 2004, essentiellement en raison de la conversion en monnaie canadienne des comptes des états financiers de la filiale américaine de la société, St. Lawrence Zinc Company LLC. Au cours du troisième trimestre de 2004, l'affaiblissement du dollar américain par rapport au dollar canadien a généré des pertes qui ont éliminé les gains qui avaient été inscrits au premier semestre de l'exercice. Une perte de 161 201 $ a été inscrite au cours de la période correspondante de 2003, principalement en raison des rajustements à la conversion des comptes en devises concernant le projet San Antonio.

Pour les neuf mois arrêtés au 30 septembre 2004, une rémunération à base d'options sur actions de 643 975 $ a été inscrite, essentiellement dans le cadre d'une charge de 8 000 000 d'options octroyées à un haut dirigeant de la société en juillet 2004. La charge de 590 000 $ inscrite à la période correspondante de 2003 avait principalement trait aux octrois d'options à des hauts dirigeants et administrateurs et à des anciens hauts dirigeants et administrateurs.

La société a émis des débentures convertibles garanties d'un montant en capital de 2,0 millions de dollars en décembre 2003 et des débentures convertibles garanties d'un montant en capital de 600 000 $ en janvier 2004. Ces débentures viennent à échéance le 19 décembre 2005 et portent intérêt au taux annuel de 12 %, payable semestriellement. Des commissions et des frais juridiques de 216 236 $ ont été engagés dans le cadre des placements privés et ils ont été inscrits à titre de frais de financement reportés. Pour les neuf mois arrêtés au 30 septembre 2004, l'amortissement des frais de financement reportés liés à l'émission des débentures s'est élevé à 81 089 $. Aux fins comptables selon les PCGR canadiens, la société a classé séparément les composantes dette et capitaux propres des débentures : les intérêts de 722 849 $ sur les débentures pour les neuf mois arrêtés au 30 septembre 2004 comprennent une charge de désactualisation de 489 294 $ sur la composante dette des débentures.

*Comparaison entre l'exercice terminé le 31 décembre 2003 et l'exercice terminé le 31 décembre 2002*

En 2003 et en 2002, la société n'a gagné aucun revenu à part des intérêts. La perte de la société s'est accrue de façon importante en 2003, passant de 958 319 $ en 2002 à 5 178 651 $. L'accroissement découle notamment de l'augmentation des frais d'entretien et de maintenance liés à l'acquisition de la mine Balmat, de la hausse des coûts liés à divers projets d'acquisitions, de la dévaluation des débiteurs et de la charge de rémunération en options sur actions.

Pour l'exercice terminé le 31 décembre 2003, les honoraires de gestion se sont élevés à 60 000 $ contre 24 547 $ en 2002. Avant l'embauche de nouveaux cadres supérieurs à la fin de 2003, les hauts dirigeants de la société étaient principalement rémunérés au moyen d'attributions d'options.

Pour l'exercice terminé le 31 décembre 2003, les coûts d'entretien et de maintenance des mines se sont élevés à 1 590 504 $ contre 147 531 $ en 2002, essentiellement en raison des coûts liés à la mine Balmat acquise en septembre 2003. Les frais de 2002 avaient trait à la mine Gay's River.

Un gain de change de 206 794 $ a été inscrit pour l'exercice terminé le 31 décembre 2003, essentiellement en raison de la conversion en monnaie canadienne des comptes des états financiers de la filiale américaine de la société, St. Lawrence Zinc Company LLC. Une perte de 4 278 $ a été inscrite en 2002.

Les honoraires professionnels se sont établis à 895 372 $ en 2003 comparativement à 307 725 $ pour ceux de 2002. La hausse reflète plusieurs initiatives visant l'acquisition d'importantes activités d'exploitation de zinc

et les frais relatifs aux financements qui ne se sont pas concrétisés. Les frais de déplacements liés à ces initiatives se sont établis à 347 088 $ en 2003. Aucune dépense de cette nature n'a été effectuée en 2002.

En 2003, la société a constitué une provision pour créances douteuses de 711 001 $, reflétant la dévaluation de la somme à recevoir de la vente du projet San Antonio, au Chili, en 2002.

La charge de rémunération en options sur actions de 1 463 000 $ imputée en 2003 reflète l'application de la méthode de comptabilisation à la juste valeur pour les options sur actions octroyées aux salariés et aux consultants au cours de l'exercice. En 2002, toutes les options octroyées ont été capitalisées aux projets d'exploration et de mise en valeur.

*Comparaison entre l'exercice terminé le 31 décembre 2002 et l'exercice terminé le 31 décembre 2001*

En 2002 et en 2001, la société n'a gagné aucun revenu à part des intérêts. La perte de la société a diminué de façon importante en 2002, passant de 2 878 300 $ en 2001 à 958 319 $. La diminution de la perte découlait partiellement du fléchissement marqué des coûts d'exploration au Chili, reflétant la décision stratégique de la société en 2001 visant à céder le projet San Antonio et à se concentrer sur ses activités au Canada. Les coûts d'exploration au Chili se sont élevés à 233 351 $ en 2002 contre 2 713 672 $ en 2001. En 2001, le projet San Antonio au Chili a été dévalué pour être ramené à sa valeur de réalisation nette estimative.

Les frais d'entretien et de maintenance des mines se sont élevés à 147 531 $ en 2002, reflétant l'acquisition de la mine Gay's River effectuée en mars 2002. Il n'y avait pas de frais de cette nature en 2001.

Les coûts liés aux relations avec les investisseurs et les frais généraux et administratifs ont également augmenté passant de 129 757 $ à 185 007 $ en 2002, reflétant l'accroissement des activités au siège social de la société.

**Flux de trésorerie**

*Comparaison entre les neuf mois arrêtés au 30 septembre 2004 et les neuf mois arrêtés au 30 septembre 2003*

Au 30 septembre 2004, les espèces et quasi-espèces ont été de 2 951 399 $ contre 2 391 230 $ au 30 septembre 2003.

Le montant de l'encaisse nécessaire aux fins de l'exploitation s'est établi à 3 284 536 $ au cours des neuf mois arrêtés au 30 septembre 2004 comparativement à 1 244 678 $ pour celui de la période correspondante de 2003. L'augmentation des besoins de trésorerie reflète la perte d'exploitation plus importante pour la période, perte attribuable essentiellement aux hausses des honoraires de gestion, des frais d'entretien et de maintenance à la mine et des intérêts sur les débentures.

Les activités de financement ont généré un montant de 8 612 197 $ pour les neuf mois arrêtés au 30 septembre 2004 contre 5 272 152 $ au cours de l'exercice précédent.

Au cours des neuf mois arrêtés au 30 septembre 2004, les sorties de fonds liées aux activités d'investissement se sont élevées à 4 489 997 $ contre 1 831 425 $ au cours de la période correspondante de l'exercice précédent. En 2004, l'investissement dans des propriétés minières s'est établi à 3 315 289 $, incluant un montant de 2,0 millions de dollars versé à Pasminco pour le règlement du prix d'achat au comptant définitif en cours à l'égard de la mine Gay's River. L'investissement dans les propriétés minières comprend également les coûts du programme de forage d'exploration à la mine Balmat d'environ 0,8 million de dollars et les frais pour maintenir les droits d'exploration à d'autres propriétés. Les dépôts liés à l'environnement versés à des organismes gouvernementaux, après rajustement pour la conversion des devises, se sont élevés à 283 900 $ en 2004. La société a satisfait à toutes les exigences à cet égard et aucun paiement supplémentaire n'est nécessaire à l'heure actuelle.

*Comparaison entre l'exercice terminé le 31 décembre 2003 et l'exercice terminé le 31 décembre 2002*

Au 31 décembre 2003, les espèces et quasi-espèces de la société se sont élevées à 2 113 735 $ contre 195 181 $ au 31 décembre 2002.

Le montant de l'encaisse nécessaire pour les activités d'exploitation en 2003 était de 3 176 431 $ comparativement à 960 524 $ pour celui de l'exercice précédent. L'augmentation des coûts d'exploitation a découlé de la hausse des coûts d'entretien et de maintenance aux mines, des honoraires professionnels et des coûts de déplacement.

En 2003, la société a recueilli 8 466 029 $ au moyen des activités de financement. En revanche, ses besoins de trésorerie s'étaient élevés à 203 286 $ en 2002. En 2003, elle a mené à terme plusieurs placements privés de titres pour un produit net totalisant 8 627 872 $. La société n'a mené à terme aucun financement en 2002.

En 2003, les activités d'investissement ont nécessité des sorties de fonds de 3 371 044 $. En 2002, elles ont généré des rentrées de fonds de 1 340 161 $. En 2003, les principaux éléments se composaient des coûts de 1 576 655 $ liés à l'acquisition de la mine Balmat et des dépôts liés à l'environnement effectués auprès d'organismes gouvernementaux à l'égard des propriétés minières de Balmat et de Gay's River totalisant 1 588 129 $. En 2002, le produit reçu à l'égard de propriétés minières de 946 778 $ comprenait la vente d'actifs du projet San Antonio de 1 200 360 $ et les coûts de 253 582 $ à la mine Gay's River et au projet dans le sud-ouest de l'Ontario.

*Comparaison entre l'exercice terminé le 31 décembre 2002 et l'exercice terminé le 31 décembre 2001*

Au 31 décembre 2002, les espèces et quasi-espèces de la société s'élevaient à 195 181 $ contre 18 830 $ au 31 décembre 2001.

En 2002, les sorties de fonds liées aux activités d'exploitation se sont élevées à 960 524 $ contre 468 816 $ à l'exercice précédent. Les honoraires professionnels ont augmenté pour s'établir à 307 725 $ en 2002 contre 81 330 $ en 2001, essentiellement en raison des activités de fusion et d'acquisition entreprises en 2002 à l'égard de la mine Gay's River et du projet dans le sud-ouest de l'Ontario. Les frais d'entretien et de maintenance à la mine ont augmenté pour s'établir à 147 531 $ en 2002 contre néant en 2001, reflétant l'acquisition de la mine Gay's River.

La société n'a mené aucune activité de financement importante en 2002 et en 2001. Elle a financé ses activités principalement au moyen du produit de la vente de propriétés minières.

En 2002, les activités d'investissement ont généré des rentrées de fonds de 1 340 161 $ contre 181 309 $ en 2001.

**Liquidités**

À l'heure actuelle, la société n'a pas de flux de trésorerie liés à l'exploitation. Les revenus se limitent aux intérêts gagnés sur les espèces et quasi-espèces. La capacité de la société à respecter ses obligations et à poursuivre ses activités est fonction de sa capacité à trouver et à mener à terme des financements futurs complets. En 2003, les émissions d'actions ont donné lieu à un produit net d'environ 8,6 millions de dollars lors de l'émission d'environ 81,2 millions d'actions. Au cours des neuf mois arrêtés au 30 septembre 2004, les actions émises ont donné lieu à un produit net d'environ 6,6 millions de dollars au moment de l'émission d'environ 67,8 millions d'actions.

Une tranche d'environ 654 000 $ de l'encaisse détenue par la société au 30 septembre 2004 est destinée aux activités de forage d'exploration au cours du deuxième semestre de 2004 à la mine Gay's River et au projet dans le sud-ouest de l'Ontario, aux termes d'une émission d'actions accréditives en décembre 2003.

Au 30 septembre 2004, la société avait 237 624 679 actions en circulation. Les éléments dilutifs, notamment les bons de souscription, les options et les débentures convertibles, pourraient donner lieu à l'émission d'un nombre supplémentaire de 139 032 712 actions ordinaires.

La société a conclu avec RMB Resources Limited (« RMB ») une convention de mandataire aux termes de laquelle RMB entreprend un programme de travaux et à obtenir une facilité d'emprunt pour St. Lawrence Zinc Company LLP, d'un montant maximal de 10 millions de dollars US avec un membre de First Rand Group (le « prêteur »). Cette facilité d'emprunt a pour but de financer partiellement les frais de remise en valeur et de démarrage à la mine Balmat. Ce financement est assujetti à de nombreuses modalités dont l'approbation du comité de crédit du prêteur.

Le 30 septembre 2004, la société a mené à terme un placement privé, annoncé à l'origine le 24 août 2004, pour un produit brut de 1 726 000 $ au moyen de la vente de 34 520 000 unités, au prix de 0,05 $ l'unité. Chacune de ces unités est composée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription entier donne à son porteur le droit d'acquérir une action ordinaire pendant une période de deux ans à partir de la date d'émission, au prix de 0,06 $ par action. Les titres émis aux termes du placement privé sont assujettis à une période de détention de quatre mois. Le courtier de ce placement a reçu à titre de paiement des honoraires de 117 280 $ et 3 452 000 bons de souscription de courtiers. Les bons de souscription de courtiers peuvent être exercés au prix d'émission de 0,05 $ l'unité, pendant une période de deux ans à partir de la date de clôture. Le 30 novembre 2004, le courtier a exercé son option d'attribution excédentaire octroyée aux termes du placement privé de septembre 2004 visant l'acquisition de 5 178 000 unités au prix de 0,09 $ l'unité, en tout temps, avant le 30 novembre 2004. Chacune de ces unités est composée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier donne à son porteur le droit d'acquérir une action ordinaire au prix de 0,12 $, pendant une période de deux ans à partir de la date d'émission. Le mandataire s'est vu émettre des bons de souscription de courtiers lui donnant droit d'acheter 517 800 unités au prix de 0,09 $ l'unité.

**Opérations entre apparentés**

*Opérations récentes*

M. Peebles, qui était alors président du conseil et chef de la direction et administrateur de ONTZINC, et M. Irwin, secrétaire et administrateur de ONTZINC, ont acheté respectivement 10 000 000 et 200 000 unités de la société, aux termes d'un placement privé mené à terme le 30 septembre 2004, au prix de 0,05 $ l'unité. Dans le cadre du processus de révision du présent prospectus, la Commission des valeurs mobilières de l'Ontario a soulevé le fait que ces opérations ont été effectuées alors que M. Peebles et M. Irwin auraient pu disposer d'informations importantes non divulguées concernant l'acquisition qui n'avaient pas été dévoilées au grand public. En réponse à ces inquiétudes, sans toutefois admettre aucun acte irrégulier ou illégal, le 10 décembre 2004, M. Peebles et M. Irwin ont remis à ONTZINC les titres qu'ils avaient achetés dans le cadre d'un placement privé au prix initial de souscription, soit à 0,05 $ l'unité. ONTZINC a annulé ces titres.

*Neuf mois arrêtes au 30 septembre 2004*

Au cours des neuf mois arrêtés au 30 septembre 2004, la société a engagé des coûts totalisant 403 133 $ pour des services juridiques fournis par deux cabinets d'avocats auquel un haut dirigeant et un administrateur étaient associés. Pour les neuf mois arrêtés au 30 septembre 2003, ce montant était de 279 533 $. La société planifie de continuer à retenir les services de ces cabinets à titre de conseillers juridiques.

*Exercice terminé le 31 décembre 2003*

En 2003, la société a engagé des coûts totalisant 428 000 $ pour des services juridiques. Deux des administrateurs de la société étaient des associés de deux cabinets d'avocats qui ont fourni ces services.

Dans le cadre de l'acquisition de la mine Balmat par la société, cette dernière a eu besoin du soutien financier d'une personne qui était alors administrateur et dirigeant. Cet ancien administrateur et dirigeant a fourni à la société un soutien financier sous forme de prêt garanti par les actions de la filiale de la société qui faisait l'acquisition de la mine Balmat. Les frais de financement versés à cet administrateur et dirigeant se sont élevés à 1,0 million de dollars US. Les prêts, ainsi que les frais de financement, ont été remboursés à partir du produit de financements subséquents et la garantie sur les actions de la filiale a été annulée.

En 2003, la société a converti une dette d'un montant de 362 724 $ à rembourser à des sociétés apparentées en 3 022 691 actions ordinaires.

*Exercices terminés les 31 décembre 2002 et 2001*

En 2002 et 2001, la société a payé des frais généraux et administratifs s'élevant respectivement à 24 547 $ et à 42 000 $, demandés par une société contrôlée par l'un des dirigeants de la société.

**Engagements et obligations contractuelles**

En raison d'une convention d'actions accréditives conclue à la fin de 2003, la société est tenue de consacrer 1,0 million de dollars à des frais d'exploration admissibles au Canada, tels qu'ils sont définis dans la *Loi de l'impôt sur le revenu*, avant le 31 décembre 2004. La société prévoit respecter ces engagements par le biais d'activités d'exploration à la mine Gay's River et au projet dans le sud-ouest de l'Ontario.

Tel qu'il est indiqué ci-après, au 30 septembre 2004, la société avait des obligations contractuelles au comptant d'environ 845 000 $.

*Obligations contractuelles au comptant*

| | Total | Moins de un an | De 1 à 3 ans |
|---|---|---|---|
| Contrats de location-exploitation | 191 000 $ | 79 000 $ | 112 000 $ |
| Frais d'exploration devant être engagés au Canada | 654 000 | 654 000 | — |
| Total | 845 000 $ | 733 000 $ | 112 000 $ |

La société n'a mené aucune opération hors bilan.

**Coûts d'exploration et de mise en valeur capitalisés**

| | Projet San Antonio | Projet dans le sud-ouest de l'Ontario | Mine Gay's River | Mine Balmat | Total |
|---|---|---|---|---|---|
| Exercice terminé le 31 décembre 2002 | — $ | 213 081 $ | 40 501 $ | — $ | 253 582 $ |
| Exercice terminé le 31 décembre 2003 | — | 208 981 | 67 485 | — | 276 466 |
| Neuf mois arrêtés au 30 septembre 2004 | 127 450 | 187 628 | 241 239 | 758 972 | 1 315 289 |

La société reporte tous les frais de mise en valeur et d'exploration ayant trait à des propriétés précises jusqu'à ce que ces propriétés en soient à l'étape de la production. Aucune propriété de la société n'a commencé des activités de production au cours de la période à l'étude.

**Opération projetée**

La société prévoit que l'acquisition et les financements par capitaux propres et par emprunts connexes auront pour effet de modifier sa situation financière et de la placer parmi les importants producteurs de zinc et de cuivre de l'industrie des métaux de base à l'échelle mondiale.

Dans le cadre de l'acquisition, la société a reçu une feuille de modalités de prêt indicatif à l'égard d'une marge de crédit d'exploitation d'un montant de 50 millions de dollars devant être garantie par les débiteurs et les stocks. La société a l'intention de négocier avec la province du Manitoba la prolongation de l'emprunt existant accordé à CMMB. L'emprunt existant est remboursable ainsi qu'une prime au moment du changement de contrôle de CMMB. Si la société n'est pas en mesure de renégocier cet emprunt, le montant en capital en cours aux termes de cet emprunt sera remboursé avant que l'acquisition ne soit menée à terme. Il y a lieu de se reporter à la rubrique « Structure du capital ».

CMMB a en place des contrats d'instruments dérivés dont Anglo American plc est la contrepartie. La société a l'intention de maintenir ces contrats en place.

La société est d'avis que son encaisse et ses placements à court terme, que ses flux de trésorerie liés à l'exploitation, ainsi que les emprunts disponibles aux termes de sa marge de crédit d'exploitation, seront suffisants pour financer ses activités d'exploitation et ses engagements pour le reste de l'exercice 2004 et pour l'exercice 2005, y compris l'exercice de l'option de CMM visant l'acquisition de la raffinerie White Pine et la mise en production de la mine Balmat. Cependant, le montant réel des flux de trésorerie et des engagements futurs est assujetti à de nombreux risques et incertitudes et, par conséquent, ce montant pourrait être différent du montant projeté par la société. Ainsi, la société ne donne aucune assurance à l'effet que ses sources de

liquidités seront suffisantes pour lui permettre de respecter ses engagements. Il y a lieu de se reporter à la rubrique « Facteurs de risque — Risques liés à notre entreprise ».

**Conventions comptables critiques**

Pour dresser les états financiers selon les principes comptables généralement reconnus du Canada, la société doit faire des estimations et poser des jugements ayant une incidence sur les montants déclarés des actifs, des passifs, des produits et des charges. La société évalue régulièrement les estimations, y compris les obligations liées à la mise hors service d'immobilisations, les provisions pour moins-value des impôts futurs et l'évaluation des options, des bons de souscription et de la composante capitaux propres des débentures convertibles.

*Obligations liées à la mise hors service d'immobilisations*

La comptabilisation des obligations liées à la mise hors service d'immobilisations englobe la comptabilisation des obligations légales liées à la mise hors service d'actifs corporels à long terme qui découlent de l'acquisition, de la construction ou de la mise en valeur et (ou) de l'exploitation normale d'un actif à long terme. La mise hors service d'un actif à long terme constitue un retrait autre que temporaire, incluant sa vente, son abandon, son recyclage ou sa cession de quelque manière qui ne soit pas temporaire.

La société comptabilise les obligations liées à la mise hors service d'immobilisations à titre de passif lorsqu'il existe une obligation légale à l'égard de leur sortie, l'obligation étant calculée à l'origine à la juste valeur. Ces obligations sont désactualisées à leur pleine valeur au fil du temps au moyen d'imputations aux résultats. En outre, l'équivalent du coût de la mise hors service d'une immobilisation au passif est capitalisé avec la valeur comptable de l'actif connexe et il est par la suite amorti sur la durée de vie utile de l'actif. Un passif pour l'obligation liée à la mise hors service d'immobilisations est engagé sur plus d'une période lorsque des événements qui créent l'obligation ont lieu sur plus d'une période. Par exemple, si une installation est fermée de façon permanente mais que le plan de fermeture soit élaboré sur plus d'une période, le coût de la fermeture de l'installation est passé en charges sur les périodes au cours desquelles le plan de fermeture est mené à terme. Tout passif additionnel engagé au cours d'une période subséquente est considéré comme un ajout au passif initial. Chaque ajout est d'abord mesuré à sa juste valeur. Tel qu'il est requis, un ajout distinct est mesuré et constaté et comptabilisé prospectivement. Les obligations liées à la mise hors service d'immobilisations de la société se composent essentiellement des coûts liés aux activités de remise en état et de fermeture des mines.

Les activités de la société ont été touchées à l'occasion et ce, à divers degrés, par des modifications apportées aux lois et règlements en matière d'environnement et elles pourraient l'être dans l'avenir. Ces changements incluent les coûts des obligations liées à la mise hors service d'immobilisations. La probabilité des modifications apportées aux lois et aux règlements et de leur incidence globale sur la société varient grandement d'un pays à l'autre et ces modifications sont imprévisibles. La politique de la société consiste à respecter, sinon à dépasser, les normes environnementales établies par les lois pertinentes, par l'application de mesures éprouvées et viables sur le plan économique.

Pour les questions d'ordre environnemental qui pourraient ne pas nécessiter la mise hors service d'une immobilisation, lorsque la société est une partie responsable, qu'elle a établi qu'une obligation existe et que les montants peuvent être quantifiés et déterminés, la société inscrira une charge pour l'obligation estimative. Afin de déterminer s'il existe ou non une obligation à l'égard de ces questions environnementales, la société appliquera le critère de la constatation du passif en vertu des normes comptables applicables.

*Impôts sur les bénéfices et sur les mines*

Les impôts sur les bénéfices et les impôts miniers comprennent la provision (le dégrèvement) pour les impôts réellement payés ou à payer (reçus ou à recevoir) et les impôts futurs. Les impôts futurs et les impôts miniers sont calculés selon la méthode axée sur le bilan aux termes de laquelle les actifs et les passifs d'impôts futurs et d'impôts miniers sont constatés pour tenir compte des incidences fiscales futures prévues attribuables aux écarts temporaires entre l'assiette fiscale des actifs et des passifs et des montants déclarés dans les états financiers. Les actifs et les passifs d'impôts futurs et d'impôts miniers sont calculés à l'aide des taux de change courants et des taux d'imposition en vigueur lorsqu'il est prévu que les écarts temporaires seront contrepassés. L'incidence d'un changement dans les taux d'imposition sur les actifs et les passifs d'impôts futurs et d'impôts

miniers est constatée aux résultats de la période pendant laquelle ce changement est pratiquement en vigueur. La provision ou le dégrèvement pour les impôts futurs et les impôts miniers est fondé sur les variations des actifs et des passifs des impôts futurs et des impôts miniers au cours de la période. Lors de l'estimation des actifs d'impôts futurs et d'impôts miniers, une provision pour moins-value est établie pour réduire les actifs d'impôts futurs et les ramener à un montant qu'il est plus probable qu'improbable qu'il se réalise.

*Perte de valeur*

Lorsque la valeur comptable nette d'un élément ou d'un groupe d'éléments d'immobilisations corporelles, déduction faite de la provision connexe pour les coûts ayant trait aux obligations liées à la mise hors service d'immobilisations et des impôts futurs et des impôts miniers, excède les flux de trésorerie nets futurs estimatifs non actualisés (incluant les paiements requis pour respecter les obligations liées à la mise hors service d'immobilisations) ainsi que la valeur résiduelle, l'excédent de la valeur comptable sur la juste valeur est alors imputé aux résultats. Pour estimer les flux de trésorerie nets futurs, les actifs sont regroupés au niveau le moins élevé pour lequel il y a des flux de trésorerie identifiables qui sont largement indépendants des flux de trésorerie des autres groupes d'actifs, en tenant compte des mouvements des produits intermédiaires afin d'assurer l'utilisation de la capacité disponible pour les activités d'exploitation de la société. En général, tous les actifs d'une activité d'exploitation donnée servent à générer des flux de trésorerie. L'estimation des flux de trésorerie futurs est assujettie à des risques et à des incertitudes.

La société revoit régulièrement ses investissements comptabilisés selon la méthode à la valeur de consolidation pour déterminer s'il y a eu perte de valeur (mesurée en fonction des flux de trésorerie futurs actualisés) qui les ramènerait sous la valeur comptable et si cette perte est permanente.

**Modifications comptables**

En date du 1er janvier 2004, la société a adopté rétroactivement les recommandations du chapitre 3110 du *Manuel de l'Institut Canadien des Comptables Agréés* (« l'ICCA »), « Obligations liées à la mise hors service d'immobilisations », (le « chapitre 3110 »). Les dispositions de ce chapitre s'appliquent aux obligations juridiques liées à la mise hors service d'actifs à long terme découlant de l'acquisition, de la construction, de la mise en valeur et (ou) de l'exploitation normale des actifs à long terme.

Selon ces recommandations, la juste valeur d'une obligation liée à la mise hors service d'immobilisations doit être inscrite au cours de la période pendant laquelle elle est engagée. Initialement, lorsque l'obligation est inscrite, le coût est capitalisé en augmentant la valeur comptable de l'actif à long terme connexe. Au moment du règlement de l'obligation, un gain ou une perte est inscrit. Cette méthode est différente de celle utilisée auparavant alors que l'obligation estimative liée aux frais de remise en état et de fermeture était comptabilisée et imputée aux résultats sur la durée utile de la mine.

En raison de l'adoption des dispositions du chapitre 3110, les soldes suivants paraissant aux états financiers ont été retraités comme suit :

Bilans consolidés

| | 31 décembre 2003 | | | 31 décembre 2002 | | |
|---|---|---|---|---|---|---|
| | Solde déjà déclaré | Variation | Solde retraité | Solde déjà déclaré | Variation | Solde retraité |
| **Actif** | | | | | | |
| Propriétés minières et frais d'exploration reportés . . . . | 5 186 629 $ | 724 598 $ | 5 911 227 $ | 3 333 508 $ | 237 632 $ | 3 571 140 $ |
| **Passif** | | | | | | |
| Obligation liée à la mise hors service d'immobilisations . . | — | 768 657 | 768 657 | — | 247 533 | 247 533 |
| **Déficit** . . . . . . . . . . . . . . . . . | 19 051 973 $ | 44 059 $ | 19 096 032 $ | 13 907 480 $ | 9 901 $ | 13 917 381 $ |

États consolidés des résultats et du déficit

| | Exercice terminé le 31 décembre 2003 | | | Exercice terminé le 31 décembre 2002 | | |
|---|---|---|---|---|---|---|
| | Solde déjà déclaré | Variation | Solde retraité | Solde déjà déclaré | Variation | Solde retraité |
| Charge de désactualisation . . | — $ | 34 158 $ | 34 158 $ | — $ | 9 901 $ | 9 901 $ |
| Perte de la période . . . . . . . | 5 144 493 | 34 158 | 5 178 651 | 948 418 | 9 901 | 958 319 |

*Principes comptables généralement reconnus*

Le 1er janvier 2004, la société a adopté les dispositions du chapitre 1100 du *Manuel de l'ICCA,* « Principes comptables généralement reconnus », chapitre qui décrit ce que sont les PCGR canadiens et leurs sources. L'adoption des dispositions de ce chapitre n'a pas eu d'incidence importante sur les résultats d'exploitation ni sur la situation financière de la société.

*Relations de couverture*

Le 1er janvier 2004, la société a adopté la nouvelle note d'orientation en comptabilité publiée par l'ICCA portant sur les relations de couverture et donnant des indications générales quant à la documentation et aux tests sur l'efficacité des contrats d'instruments dérivés. Étant donné que la société n'a pas eu recours à des instruments financiers dérivés au cours des neuf mois arrêtés au 30 septembre 2004, l'adoption de cette note d'orientation n'a pas eu de répercussions sur ses résultats financiers ni sur sa situation financière.

**Instruments financiers**

Certains des actifs et passifs de la société constituent des instruments financiers. Les hypothèses servant à estimer leur juste valeur sont les suivantes : la valeur comptable pour l'encaisse, les débiteurs, les créditeurs et les charges à payer; le prix du marché pour des émissions similaires à celles de la société, le cas échéant, autrement, la valeur comptable est utilisée pour les débentures convertibles. La société n'a pas inscrit de gain ni de perte à l'égard de ces instruments.

## RAPPORT DE GESTION DE LA SOCIÉTÉ MÈRE DE CMMB

Le présent rapport de gestion devrait être lu parallèlement aux états financiers consolidés de la société mère de CMMB et aux notes complémentaires s'y rapportant qui figurent ailleurs dans le présent prospectus. Tous les montants sont en dollars canadiens, à moins d'indication contraire. Le présent document contient certains énoncés prospectifs qui comportent divers risques et incertitudes et autres facteurs. Se reporter à la rubrique « Mise en garde relative aux énoncés prospectifs ».

**Aperçu**

*Nature des activités*

Par l'entremise de sa filiale en propriété exclusive, CMMB, la société mère de CMMB effectue des travaux d'exploration, de mise en valeur, d'extraction et de traitement de métaux communs et s'efforce continuellement de réduire ses coûts, d'améliorer la sécurité et d'accroître son efficacité en matière de respect de l'environnement. Dans ce rapport de gestion, les références à la société mère de CMMB englobent, le cas échéant, CMMB.

La société mère de CMMB entreprend des activités d'exploration et de mise en valeur, essentiellement à l'intérieur des voies de transport économiques de son complexe de traitement des métaux à Flin Flon, au Manitoba (Canada). Les installations de production de la société mère de CMMB sont constituées de quatre mines en exploitation, de deux usines de concentration et d'installations métallurgiques, à savoir une usine d'élaboration du zinc et une fonderie de cuivre pour l'extraction du zinc et du cuivre avec sous-produits d'or et d'argent. Les mines Trout Lake, Konuto et 777/Callinan sont situées dans la région de Flin Flon, et le minerai de ces mines est traité à l'usine de concentration de Flin Flon. La mine et l'usine de concentration de Chisel North sont situées dans la région de Snow Lake. La mine et l'usine de concentration de Ruttan, à Leaf Rapids, ont été fermées au milieu de 2002 car elles n'étaient plus rentables. Une division opérationnelle de la société mère de

CMMB dans le secteur d'aval, Zochem, consomme en moyenne de 25 % à 30 % de la production de zinc de la société mère de CMMB afin de produire de l'oxyde de zinc.

Entre 1998 et 2004, la société mère de CMMB a investi environ 435 M$ dans le projet 777, c'est-à-dire pour la construction de la nouvelle mine 777 à Flin Flon, la mise en valeur de la mine Chisel North près de Snow Lake, l'accroissement de la capacité de l'usine de concentration de Flin Flon, qui a été portée de 1,81 million à 2,18 millions de tonnes par année, et l'expansion de l'usine d'élaboration du zinc de Flin Flon, notamment la construction d'une salle des cuves électrolytiques de pointe. La capacité de cette salle permettra d'absorber une production annuelle de 115 000 tonnes de zinc moulé.

Par ailleurs, en 1998, dans le but notamment d'appuyer la réalisation du projet 777, la société mère de CMMB a conclu un accord modificateur concernant certaines de ses conventions collectives en place, lequel interdit les grèves et les lock-out jusqu'en 2012 et prévoit le recours à l'arbitrage exécutoire dans les cas où il n'est pas possible de parvenir à des règlements contractuels négociés. À la fin de 2003, la société mère de CMMB a restructuré ses activités administratives et les activités connexes en élaborant des systèmes de travail basés sur le concept de services partagés. Ainsi, des groupes fonctionnels distincts, par exemple celui du génie, de l'entretien et du contrôle des pertes, ont été réunis afin d'optimiser l'utilisation des compétences et l'efficience du personnel. Cette mesure a permis de supprimer 120 postes de façon permanente.

Le projet 777, l'accord modificateur, la fermeture de la mine Ruttan et la restructuration de 2003 ont permis de réduire l'effectif, d'accroître la productivité du personnel, de réduire les frais d'exploitation et d'accroître la teneur en zinc et en cuivre.

La société mère de CMMB s'efforce d'exploiter l'usine d'élaboration du zinc et la fonderie de cuivre à pleine capacité en tout temps. Les concentrés achetés servent à combler la capacité excédentaire des usines, lorsque la capacité de ces usines n'est pas entièrement utilisée pour la production des mines nationales. À ce titre, les besoins de concentrés achetés sont déterminés en fonction de la capacité de l'usine et de sa production aux mines de la société. Pour la période allant du 1er janvier 2001 au 30 septembre 2004, 57 % de la production de cuivre provenait des mines détenues par la société, alors que le reste, soit 43 %, provenait de concentrés achetés. Pour la même période, les mines de la société ont contribué à hauteur de 89 % de la production totale de zinc, tandis que seulement 11 % de la production de zinc ont tiré leur source de concentrés achetés. La contribution au bénéfice réalisé à partir du traitement des concentrés achetés dépend des frais relatifs au traitement et à l'affinage, tels qu'ils sont définis dans la convention d'achat, ainsi qu'aux frais de transport (déduction faite de tout crédit du fournisseur) des concentrés à Flin Flon. Les frais relatifs au traitement et à l'affinage sont établis par le marché sur la base de l'offre et la demande de concentrés. Les crédits liés au transport sont généralement établis à parité avec les frais exigés pour le transport vers un port principal mondial. Les fluctuations des frais relatifs au traitement et à l'affinage et des frais de transport maritime peuvent avoir une incidence sur la disponibilité des concentrés achetés pour la société mère de CMMB. De plus, les changements opérationnels aux mines des fournisseurs de concentrés peuvent aussi avoir une incidence sur la disponibilité des concentrés achetés.

Les volumes des ventes de métaux pour toute période donnée sont, par conséquent, touchés par le volume et la teneur du minerai extrait, le niveau de récupération des métaux par l'usine de concentration et la teneur des concentrés achetés. Pour la période allant de 2001 à 2003, le volume total de minerai extrait a fléchi et la teneur du minerai traité s'est améliorée principalement en raison de la fermeture, vers le milieu de 2002, de la mine Ruttan qui affichait un volume élevé de minerais mais dont la teneur en métaux était faible. Pour les neuf premiers mois de 2004, les teneurs en zinc et en cuivre se sont encore améliorées alors que la nouvelle mine 777/Callinan commençait sa production commerciale.

La société mère de CMMB vend la presque totalité de ses anodes de cuivre, de son zinc moulé et de son oxyde de zinc à la société de commercialisation CMM, qu'elle détient de façon indirecte à hauteur de 50 % dans le cadre d'une coentreprise. CMM passe des contrats avec l'affinerie de cuivre White Pine et d'autres tiers en vue d'affiner des anodes de cuivre pour en faire des cathodes répondant aux normes du marché et, en même temps, d'extraire les métaux précieux contenus dans ces anodes. Les cathodes de cuivre et les métaux précieux sont vendus au prix du marché. CMM vend les lingots et les blocs de zinc et l'oxyde de zinc aux clients de l'est du Canada et des États-Unis. Ce processus génère habituellement moins de 10 % des produits de la société mère de CMMB.

Les résultats financiers de Considar Metal Marketing S.A. (« CMMSA »), une coentreprise dans laquelle CMMB détient une participation de 50 %, sont consolidés en proportion dans les états financiers de la société mère de CMMB. CMMSA possède la totalité des actions de CMM.

La société mère de CMMB nécessite l'utilisation d'installations et de technologies spécialisées et compte sur ces installations pour maintenir ses niveaux de production. La société mère de CMMB est hautement intégrée et, à ce titre, elle n'affecte aucune ressource aux centres de profit ni ne fait état d'installations individuelles comme étant des centres de profit.

*Principaux facteurs ayant une incidence sur les activités*

Les principaux facteurs ayant une incidence sur les résultats d'exploitation et la situation financière de la société mère de CMMB sont les prix du zinc et du cuivre, le taux de change du dollar américain par rapport au dollar canadien, le volume et la teneur de minerai, les récupérations des usines de concentration, les frais relatifs au traitement et à l'affinage de concentrés achetés, les frais d'expédition, le prix du mazout lourd, les frais d'électricité ainsi que la disponibilité de la main-d'œuvre et les salaires.

Les achats de concentrés peuvent varier énormément d'une année à l'autre en raison essentiellement de la production des mines de CMMB et, dans une moindre mesure, des frais relatifs au traitement et à l'affinage exigés sur le marché des concentrés. Ces frais, ainsi que les coûts de transport des concentrés, ont une incidence directe sur la rentabilité du traitement des concentrés achetés. Étant donné que les marges réalisées à partir de concentrés internes sont considérablement plus grandes que les marges réalisées à partir de concentrés achetés, CMMB cherche à maximiser le volume et la teneur en minerai de ses propres mines. Toutefois, la possibilité de modifier les plans de mines dans un court délai est restreinte. Ainsi, les récupérations des usines de concentration sont un facteur déterminant puisque le métal non récupéré par l'usine de concentration sera, en général, remplacé par du matériel acheté moins rentable. Les baisses prévues de la production des mines de CMMB peuvent se traduire par une hausse de la quantité de concentrés achetés traitée par CMMB, réduisant ainsi sa rentabilité.

Même si les ventes de cuivre, en général, représentent une part plus élevée du total des produits que les ventes de zinc, les produits (et le bénéfice) sont plus sensibles aux fluctuations du prix du zinc en raison de la plus grande part de la production de zinc métallique provenant de concentrés internes. Le taux de change du dollar américain par rapport au dollar canadien est très important pour la société mère de CMMB car le métal est vendu en dollars américains alors qu'une grande partie des coûts, à l'exception des achats de concentré et de l'affinage, sont effectués en dollars canadiens.

Les fluctuations du prix du mazout lourd, malgré leur incidence perceptible sur les coûts de fonderie, ont peu d'incidence sur l'ensemble des coûts de la société mère de CMMB en comparaison des fluctuations similaires pour le prix des métaux ou le taux de change. Les frais d'électricité sont engagés principalement pour la salle des cuves électrolytiques. Sur une base unitaire, les frais d'électricité sont demeurés inchangés pendant plusieurs années avant 2004, une hausse approximative de 5 % ayant été approuvée en 2004, et une autre augmentation de 5 % étant prévue en 2005. Les salaires sont demeurés généralement stables au cours des dernières années et cette tendance devrait se maintenir dans un proche avenir en vertu des conditions de la convention collective.

**Résultats d'exploitation**

Le tableau ci-dessous présente les données sur les ventes et les prix réalisés pour les périodes indiquées :

| Ventes | Périodes de neuf mois terminées les 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| Zinc en tonnes | 83 323 | 91 562 | 118 589 | 105 192 | 87 948 |
| Cuivre en tonnes | 53 075 | 57 396 | 80 480 | 83 452 | 79 165 |
| Or en onces | 50 175 | 40 331 | 57 636 | 59 319 | 68 972 |
| Argent en onces | 700 855 | 724 547 | 1 035 553 | 1 233 602 | 1 207 879 |
| Zinc (incluant les ventes à Zochem) (en k$) | 115 857 | 106 191 | 140 653 | 131 945 | 122 578 |
| Moins les ventes à Zochem | (29 188) | (27 725) | (35 870) | (28 972) | (29 010) |
| Ventes d'oxyde de zinc de Zochem | 41 255 | 35 207 | 46 111 | 46 414 | 55 442 |
| Cuivre | 207 244 | 142 655 | 213 135 | 211 484 | 192 871 |
| Or | 26 540 | 18 810 | 27 288 | 28 874 | 31 557 |
| Argent | 6 022 | 4 763 | 7 003 | 8 994 | 8 304 |
| Cadmium et autres | 69 | 28 | 40 | 56 | 60 |
| Total des ventes de la société mère de CMMB avant ajustement | 367 799 | 279 929 | 398 360 | 398 795 | 381 802 |
| Ajustement pour consolider CMMSA | 17 227 | 18 824 | 19 554 | 37 297 | 8 787 |
| Total consolidé des ventes de la société mère de CMMB (en k$) | 385 026 | 298 753 | 417 914 | 436 092 | 390 589 |
| **Prix bruts des métaux réalisés :** | | | | | |
| Zinc $ US la livre | 0,48 | 0,37 | 0,38 | 0,36 | 0,41 |
| Cuivre $ US la livre | 1,33 | 0,78 | 0,86 | 0,73 | 0,71 |
| Or $ US l'once | 372,87 | 327,91 | 339,22 | 309,91 | 295,35 |
| Argent $ US l'once | 6,54 | 4,60 | 4,83 | 4,64 | 4,44 |
| Moyenne du taux de change pour la période $/$ US | 1,3282 | 1,4294 | 1,4010 | 1,5709 | 1,5491 |

*Période de neuf mois terminée le 30 septembre 2004 en comparaison de la période de neuf mois terminée le 30 septembre 2003*

Produits

Pour la période de neuf mois terminée le 30 septembre 2004, les produits se sont établis à 392,1 M$ par rapport à 299,2 M$ pour la période de neuf mois terminée le 30 septembre 2003, représentant une hausse de 92,9 M$, ou 31,0 %. Les prix des métaux ont constitué le plus important facteur unique ayant eu une incidence sur les ventes durant les neuf premiers mois de 2004. Les prix du cuivre réalisés ont augmenté, passant de 0,78 $ US la livre durant les neuf premiers mois de 2003 à 1,33 $ US la livre durant les neuf premiers mois de 2004, comme ceux du zinc qui sont passés de 0,37 $ US la livre durant les neuf premiers mois de 2003 à 0,48 $ US la livre durant les neuf premiers mois de 2004. L'incidence de ces hausses de prix a été partiellement contrebalancée par une baisse du dollar américain par rapport au dollar canadien et par une baisse des niveaux de production. Les ventes totales des métaux pour la période de neuf mois terminée le 30 septembre 2004 s'établissaient à 83 323 tonnes de zinc et à 53 075 tonnes de cuivre en comparaison de 91 562 tonnes de zinc et de 57 396 tonnes de cuivre pour la période de neuf mois terminée le 30 septembre 2003, ou des baisses de 9,0 % et de 7,5 %, respectivement. Les ventes de zinc en 2003 se sont accrues d'environ 4 000 tonnes de cathodes de zinc vendues à partir des stocks. Un ratio en teneur de minerai de cuivre et de zinc exceptionnellement élevé au début de 2004 a exercé une influence négative sur les rendements de zinc à l'usine de concentration de Flin Flon et a donné lieu à de plus faibles taux de production de zinc métallique par rapport à 2003. La production de

cuivre durant les neuf premiers mois de 2004 a aussi été touchée par l'achat de charges de concentrés à plus faible teneur.

Frais d'exploitation

Pour la période de neuf mois terminée le 30 septembre 2004, les frais d'exploitation se sont établis à 308,4 M$ par rapport à 316,2 M$ pour la période de neuf mois terminée le 30 septembre 2003, représentant une baisse de 7,8 M$, ou 2,5 %. En excluant les concentrés achetés, les frais d'exploitation durant les neuf premiers mois de 2004 s'établissaient à 220,4 M$ par rapport à 238,5 M$ pour les neuf premiers mois de 2003. Les incidences du programme de restructuration qui s'est terminé vers la fin de 2003 sont comprises dans la baisse des coûts de 2004. Une réduction des stocks d'ouverture qui a augmenté le volume et le coût des marchandises vendues a contribué à une augmentation des coûts en 2003. Les achats de concentrés se sont établis à 88,0 M$ durant les neuf premiers mois de 2004 par rapport à 77,7 M$ pour la même période en 2003, reflétant une hausse du prix des métaux qui a amplement contrebalancé les volumes qui s'établissaient approximativement à 33 % de moins durant les neuf premiers mois de 2004. Des concentrés minimes de zinc ont été achetés durant les neuf premiers mois de 2004 en raison de la hausse de la production de concentrés des mines et des usines de concentration. Au cours des sept premiers mois de 2004, les frais d'électricité à l'unité sont demeurés inchangés par rapport à la même période en 2003. Une hausse des frais d'électricité d'environ 5 % est entrée en vigueur le 1er août 2004. Les coûts du mazout lourd se sont chiffrés à 0,9 M$ de moins au cours des neuf premiers mois de 2004 en raison d'une réduction du prix de 8 % par rapport à une moyenne de 0,26 $ le litre pour les neuf premiers mois de 2003 par rapport à 0,24 $ le litre durant les neuf premiers mois de 2004.

Frais généraux et administratifs

Pour la période de neuf mois terminée le 30 septembre 2004, les frais généraux et administratifs se sont chiffrés à 6,1 M$, représentant une hausse de 0,9 M$ par rapport à la période de neuf mois terminée le 30 septembre 2003. La hausse découle d'honoraires d'avocats et de vérificateurs supplémentaires ainsi que de la rémunération au rendement, contrebalancée en partie par une diminution des frais de consultation.

Amortissement

Pour la période de neuf mois terminée le 30 septembre 2004, l'amortissement s'est établi à 39,9 M$ par rapport à 53,5 M$ pour la période de neuf mois terminée le 30 septembre 2003, représentant une baisse de 13,6 M$ ou 25,4 %. La perte de valeur inscrite à la fin de 2003 a réduit les valeurs de l'actif, avec une réduction correspondante au titre de l'amortissement.

Opérations de change

La société mère de CMMB a enregistré une perte de change de 2,2 M$ pour les neuf premiers mois de 2004 par rapport à un gain de change de 34,9 M$ pour les neuf premiers mois de 2003. Le gain de 2003 découlait principalement du remboursement en 2003 des instruments de papier commercial libellés en devises américaines, à la suite de la remontée du dollar canadien par rapport au dollar américain.

Résultats

En raison de ce qui précède, nous avons enregistré un bénéfice net de 38,8 M$ pour les neuf premiers mois de 2004 par rapport à une perte nette de 42,9 M$ pour les neuf premiers mois de 2003.

*Exercice terminé le 31 décembre 2003 en comparaison de l'exercice terminé le 31 décembre 2002*

Produits

Les produits se sont chiffrés à 418,8 M$ à l'exercice 2003, contre 439,6 M$ à l'exercice 2002, une baisse de 20,8 M$, ou 4,7 %.

En 2003, les ventes de zinc se sont chiffrées à 118 589 tonnes, par rapport à 105 192 tonnes à l'exercice 2002, soit une hausse de 12,7 %, principalement attribuable à l'installation d'un dispositif de chargement de cathodes en novembre 2002, qui a permis de corriger les défaillances de l'inducteur du four de fusion qui se sont

manifestées au cours de l'exercice 2002. Les prix réalisés du zinc sont passés de 0,36 $ US la livre en 2002 à 0,38 $ US la livre en 2003 et, de 2002 à 2003, le dollar américain s'est déprécié de 11 % par rapport au dollar canadien. Le résultat net a été que les produits de la vente de zinc ont augmenté de 7 % en 2003 par rapport à 2002.

Les ventes de cuivre se sont chiffrées à 80 480 tonnes en 2003, comparativement à 83 452 tonnes en 2002, soit une baisse de 3,7 %. La réduction enregistrée à l'exercice 2003 s'explique en partie par la fermeture de la fonderie de cuivre pendant un mois, en raison des vacances. Les prix réalisés du cuivre sont passés de 0,73 $ US la livre en 2002 à 0,86 $ US la livre en 2003, mais la dépréciation du dollar américain a modéré l'impact sur les ventes. Les produits de la vente de cuivre ont augmenté de 0,8 % en 2003 par rapport à 2002.

Depuis la fermeture de la mine de cuivre et de zinc Ruttan au milieu de 2002, mine qui produisait des volumes élevés de minerais à faible teneur en métaux, les volumes de sous-produits de métaux précieux ont chuté. La production d'or et d'argent en 2003 a diminué de 2 % et de 15 %, respectivement, par rapport à 2002. Le prix réalisé de l'or s'est établi à 339 $ US l'once en 2003, comparativement à 310 $ US l'once en 2002, et le prix réalisé de l'argent s'est chiffré à 4,83 $ US l'once en 2003, contre 4,64 $ US l'once en 2002. En raison de l'augmentation des prix, de la diminution des volumes et de la dépréciation du dollar américain par rapport à l'exercice 2002, les produits de la vente de métaux précieux ont diminué de 9 % à l'exercice 2003 par rapport à l'exercice 2002.

Frais d'exploitation

Pour l'exercice 2003, les frais d'exploitation ont totalisé 430,6 M$, comparativement à 440,4 M$ pour l'exercice 2002, ce qui représente une baisse de 9,8 M$, ou 2,3 %. Les concentrés achetés exclus, les frais d'exploitation ont diminué de 34,3 M$ à l'exercice 2003 par rapport à l'exercice 2002, situation qui s'explique en partie par le fait qu'à l'exercice 2003, les frais d'exploitation de la mine Ruttan, qui produisait des volumes élevés de minerais à faible teneur en métaux, sont exclus, vu la fermeture de la mine en juin 2002. Cette baisse a été partiellement neutralisée par l'accroissement de la production de la mine 777/Callinan, dont les minerais ont une teneur plus élevée en métaux. Les achats de concentrés ont augmenté de 24,5 M$ en 2003, comparativement à l'exercice 2002, principalement afin de satisfaire aux exigences visant à remplacer le matériel de la mine Ruttan. Les salaires généraux pour les employés à salaire horaire sont demeurés les mêmes au cours de l'exercice 2002 et de l'exercice 2003. D'autres éléments de coût importants comprennent les tarifs d'électricité, qui sont demeurés inchangés, et le prix du mazout lourd qui a augmenté à 0,255 $ le litre au cours de l'exercice 2003, comparativement à 0,221 $ le litre au cours de l'exercice 2002. La hausse du prix du mazout lourd a été contrebalancée par les améliorations apportées aux efficiences relatives au traitement alors que la consommation totale a diminué, passant de 55,9 millions de litres en 2002 à 47,5 millions de litres en 2003.

Frais généraux et administratifs

Au cours de l'exercice 2003, les frais généraux et administratifs se sont établis à 6,9 M$, comparativement à 9,6 M$ au cours de l'exercice 2002, soit une baisse de 2,7 M$, ou 28,1 %. En 2003, les comptes de régularisation ont été réduits afin de refléter le rendement des coûts salariaux plus faible que prévu. Des frais de formation et de déplacement ainsi que des frais juridiques se rapportant à des différends relatifs au crédit des clients ont été inclus dans les résultats de 2002.

Amortissement

Au cours de l'exercice 2003, l'amortissement s'est établi à 70,7 M$, comparativement à 66,4 M$ au cours de l'exercice 2002, soit une hausse de 4,3 M$, ou 6,4 %, principalement attribuable à la perte de valeur liée à l'usine de traitement du zinc nouvellement agrandie et à la nouvelle cellule, partiellement contrebalancée par la diminution de perte de valeur résultant de la fermeture de la mine Ruttan.

Charge de désactualisation et frais d'exploration

Au cours de l'exercice 2003, la charge de désactualisation et les frais d'exploration se sont établis à 7,6 M$, comparativement à 6,4 M$ au cours de l'exercice 2002, soit une augmentation de 1,2 M$, ou 18,7 %, résultant principalement d'une hausse des activités d'exploration au cours de 2003.

Opérations de change

La société mère de CMMB enregistrait un gain de change de 37,3 M$ au cours de l'exercice 2003 comparativement à un gain de change de 2,0 M$ au cours de l'exercice 2002. Le gain de l'exercice 2003 était attribuable au retrait des instruments de papier commercial libellés en dollars américains qui avaient été émis au cours des exercices précédents lorsque le dollar américain était beaucoup plus fort que le dollar canadien.

Perte de valeur

En 2003, une révision de la valeur de réalisation des actifs de la société mère de CMMB par rapport à leur valeur comptable a donné lieu à une charge au titre de la perte de valeur de 268,9 M$. La perte de valeur a été déterminée au moyen d'une estimation des flux de trésorerie futurs découlant de la production minière récupérable estimative, des niveaux de production de l'usine, des prévisions des prix des ventes de métaux et des charges décaissées de la production, des coûts en capital et de remise en état, qui sont tous inclus dans des plans techniques détaillés concernant la durée de vie utile des mines. À la suite d'un fléchissement des prix réalisés prévus des produits de CMMB, suivant la conversion en dollars canadiens, la valeur comptable de ces actifs n'a pas été jugée recouvrable en fonction du bénéfice et des coûts potentiels futurs en vertu des conditions actuelles du marché et du niveau des réserves.

Résultats

En raison de ce qui a été mentionné plus haut, la société mère de CMMB accusait une perte nette de 330,1 M$ à l'exercice 2003 comparativement à une perte nette de 83,0 M$ à l'exercice 2002.

*Exercice terminé le 31 décembre 2002 en comparaison de l'exercice terminé le 31 décembre 2001*

Produits

Au cours de l'exercice 2002, les produits se chiffraient à 439,6 M$ comparativement à 409,6 M$ au cours de l'exercice 2001, ce qui représente une augmentation de 30,0 M$ ou de 7,3 %.

Les ventes de zinc pour l'exercice 2002 se sont établies à 105 192 tonnes contre 87 948 tonnes pour l'exercice 2001, soit une augmentation de 19,6 %, en raison du traitement de concentrés supplémentaires achetés pour répondre à la plus grande capacité de l'usine d'élaboration du zinc et de la nouvelle salle des cuves électrolytiques mises en service au milieu de 2001. Les prix réalisés du zinc ont diminué, passant de 0,41 $ US la livre en 2001 à 0,36 $ US la livre en 2002, et le dollar américain s'est renforcé de 1 % par rapport au dollar canadien de 2001 à 2002. Le résultat net qui en a découlé est que les produits de la vente de zinc ont été plus élevés de 7,6 % au cours de l'exercice 2002 qu'au cours de l'exercice 2001.

Les ventes de cuivre ont atteint 83 452 tonnes pour l'exercice 2002 comparativement à 79 165 tonnes pour l'exercice 2001, soit une hausse de 5,4 %. Les prix réalisés du cuivre ont augmenté, passant de 0,71 $ US la livre pour l'exercice 2001 à 0,73 $ US la livre et, en raison de l'incidence du raffermissement du dollar américain par rapport au dollar canadien, les produits de la vente de cuivre ont été supérieurs de 9,7 % au cours de l'exercice 2002 comparativement à l'exercice 2001.

En raison de la fermeture, vers le milieu de 2002, de la mine Ruttan affichant un volume élevé mais une faible teneur de cuivre et de zinc, le volume des sous-produits de l'or a diminué, la production de 2002 reculant de 14 % par rapport à celle de 2001. La production d'argent était inchangée, la réduction découlant de la fermeture de la mine Ruttan étant contrebalancée par une quantité supplémentaire d'argent dans le concentré acheté. Le prix réalisé de l'or était de 310 $ US l'once pour l'exercice 2002 contre 295 $ US l'once pour l'exercice 2001, et le prix réalisé de l'argent était de 4,64 $ US l'once pour l'exercice 2002 comparativement à 4,44 $ US l'once pour l'exercice 2001. La combinaison de l'augmentation des prix, de la diminution du volume d'or et du raffermissement du dollar américain, par rapport à l'exercice 2001, s'est traduite par une baisse de 5 % des produits de la vente de métaux précieux pour l'exercice 2002 comparativement à l'exercice 2001.

Les produits de l'exercice 2001 incluaient également une assurance contre les pertes d'exploitation de 17,3 M$, par rapport à 1,7 M$ pour l'exercice 2002. Les règlements d'assurance, tant en 2001 qu'en 2002, étaient

liés à une inondation de la mine Ruttan et à un accident survenu dans la fonderie de cuivre, deux incidents survenus en 2000.

Frais d'exploitation

Au cours de l'exercice 2002, les frais d'exploitation ont totalisé 440,4 M$ contre 417,4 M$ au cours de l'exercice 2001, soit une augmentation de 23,0 M$ ou 5,5 %. Si l'on ne tient pas compte des concentrés achetés, les frais d'exploitation de l'exercice 2002 ont été inférieurs de 8,5 M$ à ceux de l'exercice 2001, partiellement en raison du fait que sont exclues du deuxième semestre de l'exercice 2002 les dépenses d'exploitation de la mine Ruttan, qui a fermé en juin 2002. Les achats de concentrés étaient plus élevés de 31,5 M$ au cours de l'exercice 2002 qu'au cours de l'exercice 2001, principalement en raison de la nécessité d'atteindre une capacité de production de zinc accrue grâce à l'achèvement de l'agrandissement de la mine d'élaboration de zinc et de la salle des cuves électrolytiques, vers le milieu de 2001, de même que pour satisfaire aux exigences relatives au remplacement des matériaux provenant de la mine Ruttan. Les tarifs d'électricité et le prix du mazout lourd sont demeurés inchangés. La baisse de valeur des stocks de 10,0 M$ et la provision de 5,0 M$ pour les coûts prévus liés à la décision prise vers la fin de l'exercice de fermer la mine Ruttan et l'usine de concentration vers le milieu de 2002 sont comprises dans les frais d'exploitation de l'exercice 2001. Les hausses générales des salaires pour les employés à salaire horaire se sont établies à 1,75 % au cours de l'exercice 2002 par rapport aux salaires de l'exercice 2001. D'autres éléments de coût importants comprennent les tarifs d'électricité, qui sont demeurés constants, et le prix du mazout lourd, également demeuré constant à 0,221 $ le litre au cours de l'exercice 2002 comparativement à 0,223 $ le litre au cours de l'exercice 2001.

Frais généraux et administratifs

Au cours de l'exercice 2002, les frais généraux et administratifs se sont établis à 9,6 M$ par rapport à 10,3 M$ au cours de l'exercice 2001, soit une diminution de 0,7 M$ ou de 6,8 %. Cette situation est principalement attribuable aux frais juridiques liés à un accident survenu dans une fonderie en août 2000.

Amortissement

L'amortissement s'est chiffré à 66,4 M$ pour l'exercice 2002 par rapport à 73,3 M$ pour l'exercice 2001, ce qui représente une baisse de 6,9 M$ ou 9,4 %. L'amortissement accéléré de 16 M$ a été constaté en 2001 en prévision de la fermeture de la mine Ruttan. L'amortissement de la salle des cuves, commencé en 2002, est venu neutraliser cette situation.

Charge de désactualisation et frais d'exploration

Au cours de l'exercice 2002, la charge de désactualisation et les frais d'exploration se sont établis à 6,4 M$ comparativement à 4,1 M$ au cours de l'exercice 2001, ce qui représente une augmentation de 2,3 M$, ou 56,1 %, laquelle est principalement imputable à l'augmentation des activités d'exploration en 2002.

Opérations de change

La société mère de CMMB enregistrait un gain de change de 2,0 M$ pour l'exercice 2002 comparativement à une perte de change de 33,0 M$ pour l'exercice 2001. La perte subie à l'exercice 2001 était principalement imputable à l'incidence de la faiblesse du dollar canadien sur les instruments de papier commercial libellés en dollars américains.

Résultats

En raison de ce qui a été mentionné plus haut, la société mère de CMMB accusait une perte nette de 83,0 M$ à l'exercice 2002 comparativement à une perte nette de 129,7 M$ à l'exercice 2001.

**Flux de trésorerie, liquidités et sources de financement**

*Situation de trésorerie et sources de financement*

Les besoins en liquidités de la société mère de CMMB découlent en majeure partie de la nécessité de financer les dépenses en capital pour l'entretien et la mise en valeur de ses mines et de ses installations, de financer le fonds de roulement et de satisfaire aux exigences du service de la dette. Ses principales sources de liquidités sont les liquidités liées aux activités d'exploitation et les montants disponibles en vertu de sa ligne de crédit. Au cours des années antérieures à 2004, les insuffisances de liquidités étaient comblées grâce au financement de Anglo American, société mère de la société mère de CMMB. Au cours de 2004, la société mère de CMMB a généré des flux de trésorerie liés à l'exploitation suffisants pour satisfaire ses besoins en matière d'exploitation et de liquidités.

La société mère de CMMB maintient une marge de crédit de 30 M$ auprès de sa banque. L'obligation de la société mère de CMMB en vertu de cette marge de crédit est garantie par Anglo American plc. La facilité, qui porte intérêt au taux préférentiel, est utilisée pour les besoins en liquidités à court terme et pour garantir les lettres de crédit. Cette facilité ne sera plus maintenue à la suite de l'acquisition.

La société mère de CMMB dispose d'un prêt sans intérêt de la province du Manitoba qui est garanti par une lettre de crédit de soutien irrévocable et par Anglo American plc. Au mois de juin pour chacun des exercices 2002, 2003 et 2004, la société mère de CMMB a effectué des remboursements de 2 M$ conformément aux modalités du contrat de prêt. Le solde au 30 septembre 2004 s'établissait à 17,5 M$. En vertu des modalités de l'entente avec la province, le prêt est remboursable en versements de 2 M$ en 2005, de 4 M$ en 2006 et 2007 et de 7,5 M$ en 2008.

Jusqu'en 2003, la société mère de CMMB a maintenu une facilité de papier commercial par l'intermédiaire d'un groupe de banques à charte canadiennes, dont le plafond était fixé à 300 M$ US. La facilité a été garantie par Anglo American et a été utilisée pour financer les besoins en trésorerie pour les dépenses d'exploitation et en immobilisations. En 2003, la facilité a été entièrement remboursée au moyen de fonds provenant d'une émission d'actions privilégiées à l'intention de Anglo American.

*Flux de trésorerie — Période de neuf mois terminée le 30 septembre 2004 en comparaison avec la période de neuf mois terminée le 30 septembre 2003*

Les flux de trésorerie liés aux activités d'exploitation pour les neuf premiers mois de 2004 se sont établis à 59,9 M$, contre 10,3 M$ durant les neuf premiers mois de 2003, ce qui s'explique principalement par les prix des métaux plus élevés au cours des neuf premiers mois de 2004, lesquels ont été partiellement contrebalancés par la faiblesse du dollar américain.

Pour les neuf premiers mois de 2004, les dépenses en immobilisations totales se sont chiffrées à 47,9 M$, et comprenaient 11,5 M$ de dépenses en immobilisations liées à l'achèvement de la mine 777 et de l'usine de concentration de Flin Flon, le reste étant des dépenses en capital de mise en valeur des mines de CMMB. Le total des dépenses en immobilisations pour les neuf premiers mois de 2003 s'est établi à 89,3 M$, dont 43,8 M$ étaient liés à l'achèvement du projet 777, les 45,5 M$ restants se rapportant aux dépenses en capital de mise en valeur et au matériel.

Les activités de financement au cours des neuf premiers mois de 2004 comprenaient des contrats de cession-bail de 14,4 M$ servant à financer l'équipement mobile de la mine et le remboursement de 2,0 M$ sur le prêt de la province du Manitoba. Au cours des neuf premiers mois de 2003, les emprunts de papier commercial de 479,5 M$ ont été remboursés à partir du produit tiré de l'émission d'actions privilégiées d'un montant de 575,0 M$ à Anglo American. Le solde des fonds provenant de l'émission d'actions a été utilisé pour financer les activités et les dépenses en immobilisations des neuf premiers mois de 2003.

*Flux de trésorerie pour les exercices 2001, 2002 et 2003*

Au cours de 2001, 2002 et 2003, la société mère de CMMB a affecté des sommes considérables de sa trésorerie à son exploitation et à ses investissements en immobilisations. Les sorties de fonds avant le financement se sont chiffrées au total à 504,8 M$ au cours des exercices 2001 à 2003. Les dépenses en

immobilisations, qui se sont chiffrées au total à 419,7 M$ au cours de la période, constituent le facteur principal de ces sorties de fonds. Les principaux coûts liés au projet, particulièrement pour le projet 777, se sont établis à 247,8 M$ du total des dépenses en immobilisations, le reste allant à la mise en valeur des mines et à d'autres investissements de maintien.

Les sorties de fonds liées aux activités d'exploitation se sont chiffrées à 69,6 M$ en 2001, pour être réduites à 11,8 M$ en 2002 et à 3,7 M$ en 2003. La capacité accrue de l'usine d'élaboration du zinc et la nouvelle installation pour cellules de zinc commandées en 2001 pour remplacer l'ancienne installation et la fermeture en 2002 de la mine Ruttan affichant un volume élevé mais une marge faible ont contribué à l'amélioration des flux de trésorerie provenant de l'exploitation.

Afin de maintenir ses liquidités au cours du présent exercice, un titre d'emprunt sur papier commercial a été émis à des tiers en 2001, lequel, de concert avec un titre d'emprunt sur papier commercial auparavant impayé, a été remboursé en 2002 et en 2003. Le reste des besoins nets de trésorerie de la société mère de CMMB a été financé par des injections de capitaux provenant de Anglo American. En 2003, Anglo American a fait un apport de capitaux de 601,3 M$ afin de financer le remboursement total des emprunts de papier commercial de la société mère de CMMB et ses besoins de trésorerie liés aux dépenses d'exploitation pour l'année.

**Obligations contractuelles**

Le tableau suivant résume certaines obligations contractuelles de la société mère de CMMB au 30 septembre 2004 pour les périodes indiquées :

| Obligations contractuelles (au 30 septembre 2004) | Total | Paiements dus par période<br>Moins de un an | 1 an à 3 ans | 3 à 5 ans | Plus de 5 ans |
|---|---|---|---|---|---|
| | | (en milliers de dollars) | | | |
| Titres d'emprunt à long terme | 17 500 $ | 2 000 $ | 15 500 $ | — $ | — $ |
| Obligations en vertu des contrats de location-acquisition | 13 584 | 2 747 | 5 959 | 4 878 | — |
| Obligations en vertu des contrats de location-exploitation | 8 620 | 3 753 | 4 070 | 269 | 528 |
| Obligations d'achat | 12 021 | 12 021 | — | — | — |
| Obligations au titre des régimes de retraite et autres avantages sociaux futurs des employés | 13 439 | 13 439 | | | |
| Mise hors service d'immobilisations[1)] | 51 100 | 1 043 | 8 062 | 2 000 | 39 995 |
| Autres passifs à long terme et obligations contractuelles | 1 048 | 1 048 | — | — | — |
| Total en dollars canadiens | 117 312 $ | 36 051 $ | 33 591 $ | 7 147 $ | 40 523 $ |

1) En décembre 2004, les provinces de la Saskatchewan et du Manitoba ont informé CMMB que, à leur avis, les estimations actuelles des coûts de fermeture et des coûts connexes de CMMB étaient trop basses. Se reporter à la rubrique intitulée « Facteurs de risque — Les coûts liés à la remise en état et à la fermeture des lieux pourraient avoir une incidence négative sur nos flux de trésorerie découlant de l'exploitation ».

Le texte qui suit décrit certaines des obligations contractuelles présentées dans le tableau ci-dessus et certains autres engagements et obligations non compris dans le tableau :

*Obligations d'achat*

Obligation en matière d'affinage du cuivre

La société mère de CMMB a conclu un engagement visant la livraison de 85 000 tonnes d'anodes de cuivre annuellement pour le raffinage au cours de l'année prochaine, assorti d'une option de prolongation pour une année supplémentaire, chaque année. Dans l'éventualité où la société mère de CMMB est incapable de satisfaire aux modalités du contrat, il serait exigé que soient faits des paiements de 0,04 $ US par livre d'anodes de cuivre non livrée. Le montant approximatif de cette obligation est de 9,1 M$ CA.

Obligation d'achat de concentré de cuivre

La société mère de CMMB détient un engagement visant l'achat de concentré de cuivre contre paiement qui se fonde sur une livraison réputée plutôt que sur une livraison physique. Le contrat prévoit la livraison de 72 000 tonnes annuellement de 2004 à 2008. Le paiement se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit fixe au titre de la transformation et du raffinage. Si la société mère de CMMB ne peut traiter le tonnage prévu en temps opportun, la direction estime que la société mère de CMMB aura la capacité de négocier d'autres ententes relatives à la vente ou à la dérivation du tonnage.

La société mère de CMMB a un engagement visant l'achat de 40 000 tonnes métriques sèches par année de concentré de cuivre d'un apparenté (Compania Minera Dona Ines de Collahuasi) jusqu'en 2008. Le paiement est effectué 45 jours après la date du connaissement et se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit au titre de la transformation, du raffinage et des frais de transport. La convention relative aux concentrés Collahuasi comprend une provision pour changement de contrôle. Toutefois, Collahuasi a admis que ses obligations en vertu de la convention demeureront inchangées, à la suite de l'acquisition, même si elle a maintenu son droit contractuel de renégocier les modalités ayant trait aux méthodes de paiement, une fois l'acquisition réalisée. La direction a l'intention de rechercher des occasions d'échanger le tonnage avec d'autres fonderies (lorsque cela s'avère avantageux en ce qui a trait aux frais de transport). Si la société mère de CMMB ne peut traiter le concentré ou échanger le tonnage en temps opportun, la direction estime que d'autres ententes relatives à la vente ou à la dérivation du tonnage pourront être négociées.

Aucun montant n'est inscrit dans le tableau parce que le prix dépend de la valeur marchande future.

Autres

Les autres obligations d'achat comprennent les commandes courantes visant l'achat de biens et de services.

*Obligations au titre des régimes de retraite et autres avantages sociaux futurs des employés*

Les obligations au titre des régimes de retraite et autres avantages sociaux futurs des employés consistent en diverses exigences de financement au titre du régime de retraite et des autres avantages sociaux futurs des employés de la société mère de CMMB au cours des 12 mois se terminant le 30 septembre 2005. Les exigences de financement obligatoires des régimes de retraite et des autres avantages sociaux futurs des employés sont déterminées à l'aide d'évaluations actuarielles et sont soumises à des incertitudes futures, dont le taux de rendement prévu des actifs du régime et le taux d'actualisation des obligations au titre des régimes de retraite, lesquels peuvent changer au fil du temps.

*Obligation liée à la mise hors service d'immobilisations*

Les montants inclus dans l'obligation liée à la mise hors service d'immobilisations représentent la juste valeur estimative de l'obligation juridique de la société mère de CMMB relative à la fermeture de toutes ses mines existantes qui sont en exploitation ainsi que de celles qui ne le sont pas et aux frais connexes en fonction du plan de fermeture applicable à ces mines et à ces propriétés. CMMB a récemment été informée par les provinces de la Saskatchewan et du Manitoba que, à leur avis, ses estimations actuelles des coûts de remise en état de la Société étaient trop basses et que la sûreté pour les obligations relatives à la remise en état pourrait être insuffisante. CMMB a pris part à des discussions préliminaires avec les provinces de la Saskatchewan et du Manitoba et a convenu de procéder à une étude de faisabilité afin d'établir avec précision les coûts de remise en état estimatifs. L'étude devrait être réalisée au cours de la première partie de 2005. CMMB croit que l'estimation actuelle des coûts de remise en état d'environ 51,1 M$ (32,8 $ selon la valeur actuelle au 30 septembre 2004) est adéquate et garantit suffisamment par la caution existante. Toutefois, CMMB fournira une garantie supplémentaire sous forme d'une lettre de crédit d'un montant de 13 M$ au cours de la période de l'étude de faisabilité. Après la réalisation de l'étude de faisabilité, la caution appropriée sera établie en collaboration avec les provinces. Bien que CMMB considère que les estimations actuelles des coûts de remise en état sont suffisantes, les estimations contenues dans l'étude de faisabilité pourraient être sensiblement plus élevées. Se reporter à la rubrique intitulée « Facteurs de risque — Les coûts liés à la remise en état et à la

fermeture des lieux pourraient avoir une incidence négative sur nos flux de trésorerie découlant de l'exploitation ».

*Autres engagements et ententes*

La société mère de CMMB bénéficie de certains autres engagements et ententes qui ne sont pas compris dans le tableau précédent, incluant un plan de partage de participation aux bénéfices selon lequel 10 % de son bénéfice après impôts pour tout exercice donné sera distribué à tous les employés de Flin Flon et de Snow Lake, à l'exception des hauts dirigeants et du personnel clé de direction. Se reporter à la note 18 des états financiers consolidés de la société mère de CMMB présentés ailleurs dans ce prospectus.

**Arrangements hors bilan**

La société mère de CMMB n'est engagée dans aucune opération hors bilan.

**Profil des risques**

*Aperçu*

La société mère de CMMB est assujettie à divers risques dans ses activités de tous les jours. La probabilité et la gravité de ces risques sont atténuées grâce à l'application de normes élevées dans la planification, la construction et l'exploitation des installations de la société mère de CMMB. De plus, la priorité est mise sur l'embauche et la rétention de personnel compétent ainsi que sur le développement de leurs compétences par la formation en matière de sécurité et de contrôle des biens. La société mère de CMMB possède des antécédents solides quant à la mise en valeur et l'exploitation de mines de métaux communs, et ses antécédents en matière de sécurité, exprimés par la mesure de fréquence couramment utilisée de temps perdu en raison d'accidents par 200 000 heures travaillées, s'améliorent constamment, passant de plus de 16 en 1994 à 0,7 au premier semestre de 2004.

Le risque d'entreprise est aussi atténué par l'achat de couverture d'assurance, comprenant une couverture pour les dommages matériels, les pertes d'exploitation et les obligations contractuelles.

*Risque financier et instruments financiers*

Le bénéfice net de la société mère de CMMB est sensible aux fluctuations du prix des métaux. En outre, les valeurs marchandes de tous les produits métallurgiques de la société mère de CMMB sont en dollars américains et le bénéfice net de la société mère de CMMB est, par conséquent, sensible aux fluctuations du taux de change du dollar canadien par rapport au dollar américain. En s'appuyant sur les données de 2004 (et en excluant l'incidence du présent placement), les incidences approximatives des variations du prix des métaux et des taux de change sur le bénéfice net du premier semestre de 2004 sont présentées dans le tableau suivant.

| | Variation | Incidence sur le bénéfice |
|---|---|---|
| Zinc | 1 ¢ US la livre | 3,0 M$ CA |
| Cuivre | 1 ¢ US la livre | 1,3 M$ CA |
| Or | 10 $ US l'once | 0,9 M$ CA |
| Argent | 1 $ US l'once | 0,8 M$ CA |
| Taux de change | 1 ¢ CA/dollar US | 2,7 M$ CA |

Afin d'atténuer l'incidence de la fluctuation du prix des métaux et des taux de change, la société mère de CMMB conclut périodiquement des opérations sur dérivés conformément à ses politiques et procédures de gestion du risque. Ces politiques interdisent la mise en place de positions sur marchandises et sur devises non couvertes et la société mère de CMMB ne fait pas appel à des instruments dérivés complexes pour gérer son exposition à un risque et ne détient pas de positions sur marchandises et sur devises à des fins spéculatives. La convention comptable liée aux instruments financiers et aux contrats sur marchandises ainsi que les détails relatifs à des contrats à terme et des options détenus par la société mère de CMMB figurent aux notes 2 et 14

des états financiers. Se reporter à la rubrique « Facteurs de risques » pour obtenir plus de détails sur l'incidence des prix des métaux et des taux de change sur les activités de la société mère de CMMB.

*Risque de crédit*

La quasi-totalité des ventes de la société mère de CMMB ont été faites à CMM. Les résultats financiers de CMM sont consolidés proportionnellement dans les états financiers de la société mère de CMMB. La totalité des débiteurs de la société mère de CMMB provenant de la vente des métaux se rapportent à CMM. CMM fournit du crédit à ses clients dans le cours normal de ses activités. Elle effectue, sur une base régulière, des contrôles de la solvabilité de ses clients et maintient des provisions pour pertes sur créances éventuelles. Tous les débiteurs de la société mère de CMMB se rapportent à CMM. CMM atténue son risque de crédit en procédant à des évaluations de crédit sur ses clients, en effectuant une partie importante de ses ventes au comptant et en conservant une assurance sur ses débiteurs.

La société mère de CMMB est exposée à un risque de crédit dans l'éventualité où les contreparties ne respecteraient pas leurs obligations aux termes des contrats sur les produits dérivés. La société mère de CMMB ne détient aucune garantie ni autre sûreté à l'appui des instruments financiers comportant un risque de crédit, mais elle atténue ce risque en ne faisant affaire qu'avec des parties financièrement solides et, par conséquent, ne prévoit pas subir de pertes en raison de l'inexécution de certaines obligations.

*Risque d'entreprise*

Les activités liées à l'exploitation et au traitement de mines métalliques sont généralement assujetties à certains types de risques et dangers, à des accidents du travail, tels les éboulements, les secousses, les chutes de roches et les inondations, à des formations rocheuses inhabituelles et imprévues, à des défaillances de convertisseur ou autre structure, à des changements de la réglementation environnementale et à la perte de métaux. De tels événements pourraient entraîner des dommages aux biens miniers ou aux installations de production ou leur destruction, des blessures ou la mort, des atteintes à l'environnement, des délais dans l'exploitation ou le traitement, des pertes de pouvoir d'achat et la possibilité de faire face à des poursuites en justice. Par conséquent, la société mère de CMMB pourrait devoir engager des frais considérables, ce qui pourrait avoir des incidences négatives importantes sur son rendement financier, ses liquidités et ses résultats d'exploitation.

Les réserves et ressources de la société mère de CMMB sont des estimations et il n'existe aucune garantie quant à la réalisation des prévisions relatives au tonnage et à la teneur du minerai traité. Afin de maintenir et d'augmenter les niveaux de production à long terme, CMMB doit constamment remplacer les réserves minérales épuisées par la production en augmentant les ressources minérales pour les réserves, en développant les gisements de minerai connus ou en en localisant des nouveaux. Le succès d'une exploration minérale demeure hautement incertain et il existe un risque que les réserves minérales futures épuisées dans le courant d'activités minières normales ne seront pas adéquatement remplacées.

*Risque environnemental*

Les activités de la société mère de CMMB sont assujetties à un grand nombre de lois et de règlements régissant la protection de l'environnement et la santé et la sécurité des employés. La société mère de CMMB doit obtenir des permis du gouvernement et satisfaire aux règlements relatifs au déclassement et à la remise en état qui s'appliquent. Bien que la société mère de CMMB constitue des provisions pour les coûts liés à la remise en état, il n'existe aucune garantie voulant que ces provisions seront suffisantes pour régler les obligations associées à ces règlements. L'inobservation des lois applicables en matière d'environnement et de santé et sécurité au travail peut entraîner des injonctions, des dommages ou la révocation de permis et l'imposition d'amendes. Il n'existe aucune garantie voulant que la société mère de CMMB ait été ou sera en tout temps en conformité absolue avec ces lois et règlements ni que les coûts engagés pour se conformer n'auront pas une incidence négative importante sur son rendement financier, ses liquidités et ses résultats d'exploitation.

**Opérations entre apparentés**

Toutes les actions émises et en circulation de la société mère de CMMB sont détenues indirectement par Anglo American plc. La société mère de CMMB est liée à des sociétés contrôlées par Anglo American plc ou sur lesquelles Anglo American plc a une influence notable.

Les opérations entre apparentés sont effectuées dans le cours normal des activités. De temps à autre, la société mère échange des produits de qualité et quantité identiques à des emplacements géographiques différents afin de réduire les frais de transport qui autrement seraient engagés si le matériel était physiquement expédié aux acheteurs initiaux. La contrepartie à l'échange est parfois un apparenté. Toutes les opérations de cette nature s'effectuent à des tarifs et des modalités de marché concurrentiels. Les détails portant sur les opérations entre apparentés et sur les soldes sont présentés à la note 16 des états financiers.

**Estimations comptables critiques**

La préparation des états financiers conformément aux PCGR du Canada exige que la direction procède à des estimations et établisse des jugements qui ont des répercussions sur les montants des actifs et des passifs, des produits et des charges. La société mère de CMMB évalue les estimations périodiquement, y compris celles ayant trait aux déterminations des réserves de minerai, à la perte de valeur des actifs, aux quantités de stocks de produits en cours, aux provisions pour moins-value d'impôts futurs, aux obligations liées à la mise hors service d'immobilisations, aux obligations au titre de régimes de retraite et aux autres avantages sociaux futurs des employés. Les résultats réels pourraient différer considérablement de ces estimations.

*Réserves de minerai*

Les réserves de minerai sont estimées afin de déterminer la production future récupérable de la mine fondée sur l'évaluation des analyses géologiques, techniques et métallurgiques, sur les estimations des coûts de production futurs, des coûts en capital et des coûts de remise en état ainsi que du prix des métaux. Les coûts des biens miniers et de la mise en valeur des mines sont capitalisés et amortis sur la base de l'amortissement proportionnel à l'utilisation selon les réserves connexes de minerai prouvées et probables.

*Perte de valeur*

La valeur comptable des mines exploitées par la société mère de CMMB ainsi que de l'usine et de l'équipement est périodiquement revue aux fins de la perte de valeur lorsque des événements ou des changements de circonstances indiquent que les valeurs comptables des actifs ou groupes d'actifs connexes pourraient ne pas être recouvrables. Si le total des flux de trésorerie futurs estimatifs non actualisés est inférieur à la valeur comptable de l'actif, une perte de valeur est mesurée et comptabilisée pour dévaluer l'actif à sa juste valeur. En 2003, la société mère a déterminé que la valeur comptable de ses immobilisations corporelles et de ses dépenses non amorties de mise en valeur de la mine ne reflétait pas la juste valeur de ces actifs en fonction des bénéfices potentiels et des coûts futurs. Les valeurs comptables de ces éléments ont été diminuées d'un total de 269 M$ basé sur les prévisions de la valeur actualisée des flux de trésorerie devant être générée par les actifs de la société mère de CMMB.

*Stocks de produits en cours*

Les quantités de stocks de produits en cours de concentrés et de métaux comprennent la majorité des stocks de la société mère de CMMB selon leur valeur et représentent les matériaux sur le point d'être convertis en produits vendables. La mesure des stocks de produits en cours se fonde sur les teneurs des matériaux reçus aux usines métallurgiques de la société mère de CMMB et sur les estimations relatives à la récupération des procédés de production. La valeur de réalisation des stocks de produits en cours est estimée aux dates des états financiers et les stocks sont comptabilisés au coût ou à la valeur nette de réalisation, selon le moindre des deux montants.

*Actifs et passifs d'impôts futurs*

La société mère de CMMB utilise la méthode du passif fiscal pour comptabiliser les impôts sur les bénéfices. Selon la méthode du passif fiscal, les actifs et les passifs d'impôts futurs sont déterminés en fonction de la différence entre les assiettes fiscales des actifs et des passifs. Les actifs d'impôts futurs sont réduits d'une provision pour moins-value s'il est plus probable qu'improbable qu'une partie ou la totalité des actifs d'impôts futurs ne sera pas réalisée. La société mère de CMMB détermine périodiquement la valeur comptable de ses actifs d'impôts futurs en évaluant sa provision pour moins-value et en en ajustant le montant au besoin. Les facteurs utilisés pour évaluer la probabilité de la réalisation sont des prévisions relatives au bénéfice imposable futur et aux stratégies de planification fiscale disponibles qui pourraient être mises en place pour réaliser les actifs d'impôts futurs.

*Obligations liées à la mise hors service d'immobilisations*

Les obligations liées à la mise hors service d'immobilisations se fondent sur des plans de protection de l'environnement, conformément aux exigences environnementales et réglementaires actuelles. Les frais de déclassement sont estimés et inscrits, de même qu'un actif de déclassement identique, lorsqu'une nouvelle mine ou une nouvelle usine entre en production commerciale. L'actif de déclassement est amorti selon la méthode de l'amortissement linéaire sur la durée de vie de la mine ou de l'usine. Les frais de restauration sont estimés et accumulés sur la durée de vie de chaque mine en exploitation. Les montants constatés sont majorés d'une composante intérêts annuelle de sorte qu'à la fin de la durée de vie de l'actif, la provision est égale au solde estimatif dû à cette date.

Compte tenu des incertitudes liées à ces obligations futures, la date ultime ainsi que les coûts de remise en état et la fermeture de la mine pourraient différer considérablement des estimations de la société mère de CMMB.

*Régimes de retraite et autres avantages sociaux futurs des employés*

Les régimes d'assurance-maladie permanents de la société mère de CMMB comportent la majorité des obligations postérieures au départ à la retraite. Les obligations liées à ces régimes, ainsi que les régimes de retraite maintenus par la société mère de CMMB, sont estimées en fonctions d'évaluations actuarielles, lesquelles incluent des hypothèses s'appuyant sur les meilleures estimations de la direction relativement à des facteurs tels le rendement du régime, l'indexation des salaires, les dates de retraite des employés et les taux d'augmentation des prix des médicaments.

**Modifications de conventions comptables**

*Instruments financiers et contrats de marchandises*

Avec prise d'effet le 1er janvier 2004, l'ICCA a publié la note d'orientation sur la comptabilité 13 (NOC-13), intitulée « Relations de couverture », pour clarifier les circonstances dans lesquelles la comptabilité de couverture est appropriée. De plus, l'ICCA a modifié simultanément l'abrégé du CPN-128, intitulé « Comptabilisation des instruments financiers dérivés détenus à des fins de transaction (négociation) ou de spéculation ou à des fins autres que de couverture », pour exiger que tous les instruments dérivés qui ne sont pas considérés comme des couvertures aux termes de la NOC-13, ou qui ne sont pas désignés à titre de couverture, soient enregistrés dans le bilan soit à titre d'actif, soit à titre de passif, et que les variations de la juste valeur soient constatées dans le bénéfice net.

En raison de cette modification apportée à la convention comptable, le bénéfice de la société mère de CMMB pour la période de neuf mois terminée le 30 septembre 2004 a augmenté de 4,1 M$. L'actif total a augmenté de 13,7 M$ et le passif total a augmenté de 9,6 M$ au 30 septembre 2004, toujours en raison de cette nouvelle convention comptable. Les flux de trésorerie n'ont pas été touchés par cette modification. Conformément aux dispositions transitoires de la NOC-13 et de l'abrégé du CPN-128, cette nouvelle note d'orientation a été appliquée de façon prospective et les périodes précédentes n'ont pas été retraitées.

De plus amples détails sur cette modification de convention comptable sont présentés à la note 2 des états financiers.

## EMPLOI DU PRODUIT

Le produit brut tiré du présent placement s'élevant à un maximum de 125 055 000 $ (143 813 250 $, si l'option pour attributions excédentaires est levée intégralement) sera entiercé (les « fonds entiercés ») à la clôture du placement auprès d'Equity Transfer Services Inc., à titre d'agent d'entiercement (l'« agent d'entiercement »).

À la condition que les conditions de libération du blocage soient satisfaites avant le moment d'expiration, les fonds entiercés (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) seront libérés en faveur de la Société au plus tard à 10 h (heure de Toronto) à la date de clôture de l'acquisition. Nous entendons utiliser le produit net tiré du présent placement, déduction faite des frais payables aux placeurs pour compte et des dépenses liées au présent placement, ainsi que le produit net provenant du financement par emprunt pour financer le prix d'achat de l'acquisition (325 millions de dollars, sous réserve d'un rajustement à la clôture, ce rajustement actuellement évalué à environ 12 806 000 $ pour un prix d'achat net d'environ 312 194 000 $, dont 299 194 000 $ sont payables en espèces), les coûts de l'opération liés à l'acquisition (environ 20 millions de dollars) et les besoins généraux de l'entreprise et du fonds de roulement, ce qui peut comprendre le remboursement de la dette. Le produit tiré de la vente de la contrepartie en titres pour l'acquisition sera utilisé pour fournir une garantie supplémentaire sous forme d'une lettre de crédit à l'égard de nos obligations en matière de remise en état.

## DESCRIPTION DES TITRES FAISANT L'OBJET D'UN PLACEMENT

### Reçus de souscription

Les reçus de souscription seront créés et émis conformément aux modalités d'une entente relative aux reçus de souscription (l'« entente relative aux reçus de souscription ») que nous devons conclure avec Equity Transfer Services Inc., à titre d'agent d'entiercement (l'« agent d'entiercement »). Le résumé suivant de la convention relative aux reçus de souscription n'est pas exhaustif et doit s'interpréter dans son ensemble par renvoi à la convention relative aux reçus de souscription.

Avant la consolidation, chaque reçu de souscription conférera à son porteur, au moment de l'échange, le droit d'acquérir une action ordinaire et un demi-bon de souscription sans contrepartie supplémentaire. Le nombre d'actions ordinaires pouvant être émises lors de l'échange sera assujetti à un rajustement dans certaines circonstances, notamment la consolidation, tel qu'il est plus amplement décrit ci-dessous. À la satisfaction des conditions de libération du blocage, les reçus de souscription en circulation seront automatiquement échangés sans que leurs porteurs aient à prendre des mesures à cette fin. Si les conditions de libération du blocage ne sont pas satisfaites, ou si la convention d'acquisition est résiliée avant l'échéance (dans chacun des cas, le « moment d'expiration »), l'agent d'entièrcement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le moment d'expiration, un montant correspondant au prix d'offre des reçus de souscriptions en plus de leur quote-part proportionnelle de l'intérêt produit ou du revenu réalisé sur celui-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu).

La convention relative aux reçus de souscription prévoit un rajustement du nombre d'actions ordinaires pouvant être émises au moment de l'échange des reçus de souscription, à la survenance de certains événements, notamment les événements suivants :

a) l'émission d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires à titre de dividendes en actions ou d'une autre distribution (autre qu'un « dividende payé dans le cours normal », comme ce terme est défini dans la convention relative aux reçus de souscription, ou une distribution d'actions ordinaires à l'exercice des reçus de souscription ou dans le cadre de la levée des options d'achat d'actions des administrateurs, des membres de la direction ou des employés octroyées aux termes des régime d'options d'achat d'actions de la Société);

b) la division, la redivision ou le changement des actions ordinaires en un nombre plus important d'actions;

c) la réduction ou le regroupement des actions ordinaires en un nombre moins important d'actions;

d) l'émission de droits, d'options ou de bons de souscription, à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires, aux termes desquels ces porteurs ont le droit, pendant une période expirant au plus 45 jours après la date de clôture des registres relative à cette émission, de souscrire ou d'acheter des actions ordinaires, ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, à un prix par action pour le porteur (ou à un prix d'échange ou de conversion par action) correspondant à moins de 95 % du « cours actuel », comme ce terme est défini dans la convention relative aux reçus de souscription, des actions ordinaires à la date de clôture des registres en question;

e) l'émission ou la distribution à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires d'actions d'une catégorie quelconque qui ne sont pas des actions ordinaires, des droits, des options ou des bons de souscription en vue d'acquérir des actions ordinaires ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, de titres de créance ou d'espèces, de titres ou de tout bien ou autre élément d'actif.

La convention relative aux reçus de souscription prévoit également un rajustement de la catégorie et/ou du nombre de titres pouvant être émis à l'exercice des reçus de souscription dans les cas suivants : 1) la reclassification des actions ordinaires; 2) notre consolidation, fusion ou plan d'arrangement avec une autre entité ou dans une autre entité (autre qu'une consolidation, une fusion ou un plan d'arrangement qui n'entraîne aucune reclassification des actions ordinaires ou aucun changement des actions ordinaires en d'autres actions); ou 3) le transfert (sauf à l'une de nos filiales) de nos engagements ou de nos éléments d'actif, dans leur ensemble ou en quasi-totalité, à une autre société ou une autre entité.

Aucun rajustement du nombre d'actions ordinaires pouvant être achetées à l'exercice des reçus de souscription ne devra être effectué, à moins que l'effet cumulatif d'un tel ou de tels rajustements entraînerait la modification du nombre d'actions ordinaires devant être reçues à l'échange d'au moins un centième de une action ordinaire.

Aucune fraction d'action ordinaire ne pourra être émise à l'exercice des reçus de souscription, par suite de la consolidation ou autre, et aucune contrepartie en espèces ou autre ne sera versée au lieu de fractions d'actions. Les porteurs de reçus de souscription n'auront aucun droit de vote ou de préemption ni aucun des autres droits qui sont conférés à un porteur d'actions ordinaires.

De temps à autre, l'agent d'entiercement et nous-même, sans l'approbation des porteurs de reçus de souscription, pouvons modifier ou compléter les reçus de souscription à certaines fins, notamment afin de remédier à des vices ou à des incohérences, ou effectuer des modifications qui n'ont aucune incidence défavorable sur les droits des porteurs de reçus de souscription. Toute modification ou complétion de la convention relative aux reçus de souscription qui influe négativement sur les participations des porteurs de reçus de souscription ne peut être effectuée que par voie de « résolution extraordinaire », terme défini dans la convention relative aux reçus de souscription comme étant une résolution qui est soit 1) adoptée à une assemblée des porteurs de reçus de souscription à laquelle des porteurs de reçus de souscription, présents ou représentés par un fondé de pouvoir, représentent au moins 25 % du nombre total des reçus de souscription en circulation au moment en cause et adoptée par un vote affirmatif des porteurs de reçus de souscription représentant au moins les deux tiers du nombre de tous les reçus de souscription en circulation au moment en cause, qui sont représentés à l'assemblée et dont les droits de vote sont exercés lors du scrutin relatif à cette résolution, ou 2) adoptée au moyen d'un document écrit signé par les porteurs de reçus de souscription représentant au moins les deux tiers du nombre de tous les reçus de souscription en circulation au moment en cause.

**Actions ordinaires**

Nous sommes autorisés à émettre un nombre illimité d'actions ordinaires dont 232 602 679 sont émises et en circulation en date du 10 décembre 2004. Le 8 décembre 2004, ONTZINC a tenu une assemblée extraordinaire de ses actionnaires dans le cadre de laquelle ceux-ci ont autorisé la consolidation à raison de une action ordinaire pour chaque tranche d'un maximum de 40 actions ordinaires en circulation. Les administrateurs de ONTZINC ont subséquemment établi par voie de résolution, en vertu de l'autorisation qui leur avait été accordée par les actionnaires, de regrouper les actions ordinaires à raison de une action ordinaire pour chaque

tranche de 30 actions ordinaires en circulation. Compte tenu de l'échange des reçus de souscription, de l'acquisition et de la consolidation, environ 69 111 200 actions ordinaires (77 448 200) actions ordinaires, si l'option pour attributions excédentaires est levée intégralement) seront émises et en circulation.

Les porteurs d'actions ordinaires ont le droit de recevoir un avis de convocation aux assemblées de nos actionnaires et d'y assister ainsi que d'exprimer une voix par action ordinaire à chacune de ces assemblées. Les porteurs d'actions ordinaires n'ont pas de droits de vote cumulatifs relativement à l'élection des administrateurs et, par conséquent, les porteurs d'une majorité d'actions ordinaires ayant droit de vote lors de toute élection des administrateurs peuvent élire tous les administrateurs candidats à l'élection. Les porteurs d'actions ordinaires ont le droit de recevoir des dividendes proportionnels, s'il y a lieu, lorsque le conseil d'administration de la Société en déclare, à son appréciation, à partir des fonds légalement disponibles à cette fin et, au moment de notre liquidation, de notre dissolution ou de la cessation de nos activités, ils ont le droit de recevoir nos éléments d'actif nets proportionnels une fois effectué le paiement des dettes et des autres éléments de passif, dans chacun des cas sous réserve des droits, des privilèges, des restrictions et des conditions rattachés à toute autre série ou catégorie d'actions de rang supérieur aux actions ordinaires ou au prorata par rapport aux porteurs d'actions ordinaires relativement aux dividendes ou à la liquidation. Les actions ordinaires ne sont assorties d'aucun droit de préemption, de souscription, de rachat ou de conversion, ni ne contiennent de dispositions relatives aux fonds d'amortissement ou de rachat.

**Bons de souscription**

Les bons de souscription seront créés et émis conformément à une convention de bons de souscription (la « convention de bons de souscription ») et seront régis par les modalités de cette convention que nous conclurons avec Equity Transfer Services Inc., à titre d'agent des bons de souscription aux termes de cette convention (l' « agent des bons de souscription »). Nous nommerons les bureaux chargés des transferts principaux de l'agent des bons de souscription qui sont situés à Toronto, en Ontario, comme l'endroit où les bons de souscription peuvent être remis aux fins d'exercice ou de transfert. Le résumé suivant de certaines des dispositions de la convention de bons de souscription n'est pas exhaustif et doit être interprété dans son ensemble par renvoi aux dispositions de la convention de bons de souscription, une fois qu'elles seront négociées.

À la réalisation de l'acquisition, chaque tranche de 30 bons de souscription entiers conférera à son porteur le droit d'acheter une action ordinaire post-consolidation au prix de 3,15 $. Le prix d'exercice et le nombre d'actions ordinaires pouvant être émises au moment de l'exercice sont sujets à un rajustement dans certaines circonstances, comme il est plus amplement décrit ci-après. Les bons de souscription pourront être exercés en tout temps avant 17 h (heure de Toronto) à la date qui tombe cinq ans après la date de clôture, moment après lequel ils expireront et deviendront nuls et sans effet. Aux termes de la convention de bons de souscription, nous pourrons acheter sur le marché, par contrat privé ou autrement, la totalité ou certains des bons de souscription en circulation au moment en cause, et les bons de souscription ainsi achetés seront annulés.

Le prix d'exercice des bons de souscription est payable en dollars canadiens.

La convention de bons de souscription prévoit un rajustement du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription et/ou du prix d'exercice par action ordinaire, à la survenance de certains événements, notamment les événements suivants :

a) l'émission d'actions ordinaires ou de titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires à titre de dividendes en actions ou d'une autre distribution (autre qu'un « dividende payé dans le cours normal », comme ce terme est défini dans la convention de bons de souscription, ou une distribution d'actions ordinaires à l'exercice des bons de souscription ou dans le cadre de la levée d'options d'achat d'actions des administrateurs, des membres de la direction ou des employés octroyées aux termes des régimes d'options d'achat d'actions de la Société);

b) la division, la redivision ou le changement des actions ordinaires en un nombre plus important d'actions;

c) la réduction ou le regroupement des actions ordinaires en un nombre moins important d'actions;

d) l'émission de droits, d'options ou de bons de souscription, à la totalité ou à la quasi-totalité de tous les porteurs d'actions ordinaires, aux termes desquels ces porteurs ont le droit, pendant une période expirant au plus 45 jours après la date de clôture des registres relative à cette émission, de souscrire ou d'acheter des actions ordinaires, ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, à un prix par action pour le porteur (ou à un prix d'échange ou de conversion par action) correspondant à moins de 95 % du « cours actuel », comme ce terme est défini dans la convention de bons de souscription, des actions ordinaires à la date de clôture des registres en question;

e) l'émission ou la distribution à la totalité ou à la quasi-totalité des porteurs d'actions ordinaires d'actions d'une catégorie quelconque qui ne sont pas des actions ordinaires, des droits, des options ou des bons de souscription en vue d'acquérir des actions ordinaires ou des titres échangeables contre des actions ordinaires ou convertibles en actions ordinaires, de titres de créance ou d'espèces, de titres ou de tout bien ou autre élément d'actif.

La convention de bons de souscription prévoit également un rajustement de la catégorie et/ou du nombre de titres pouvant être émis à l'exercice des bons de souscription et/ou du prix d'exercice par titre dans le cas des autres événements suivants : 1) les reclassifications des actions ordinaires; 2) les consolidations, les fusions ou les plans d'arrangement de la Société avec une autre entité ou dans une autre entité (autres que les consolidations, les fusions ou les plans d'arrangement qui n'entraînent aucune reclassification des actions ordinaires ou aucun changement des actions ordinaires en d'autres actions); ou 3) le transfert (sauf à l'une des filiales de la Société) des engagements ou des éléments d'actif de la Société, dans leur ensemble ou en quasi-totalité, à une autre société ou une autre entité.

Aucun rajustement du prix d'exercice ou du nombre d'actions ordinaires pouvant être achetées à l'exercice des bons de souscription ne doit être effectué, à moins que l'effet cumulatif d'un tel ou de tels rajustements entraînerait la modification du prix d'exercice d'au moins 1 % ou du nombre des actions ordinaires pouvant être achetées à l'exercice d'au moins un centième de une action ordinaire.

Dans la convention de bons de souscription, la société s'engage également à donner un préavis aux porteurs de bons de souscription, au cours de la période où les bons de souscription peuvent être exercés, de certains événements précis, notamment ceux qui entraîneraient un rajustement du prix d'exercice des bons de souscription ou du nombre d'actions ordinaires pouvant être émises à l'exercice des bons de souscription, au moins 21 jours avant la date de clôture des registres ou la date de prise d'effet, selon le cas, de l'événement en question.

Aucune fraction d'action ordinaire ne pourra être émise à l'exercice des bons de souscription et aucune contrepartie en espèces ou autre ne sera versée au lieu de fractions d'actions. Les porteurs de bons de souscription n'auront aucun droit de vote ou de préemption ou aucun des autres droits qui seraient conférés à un porteur d'actions ordinaires.

De temps à autre, l'agent des bons de souscription et nous-même, sans l'approbation des porteurs de bons de souscription, pourrons modifier ou compléter la convention de bons de souscription à certaines fins, notamment afin de remédier à des vices ou à des incohérences, ou effectuer des modifications qui n'ont aucune incidence défavorable sur les droits des porteurs de bons de souscription. Toute modification ou complétion de la convention de bons de souscription qui influe négativement sur les participations des porteurs de bons de souscription ne peut être effectuée que par voie de « résolution extraordinaire », terme qui sera défini dans la convention de bons de souscription comme étant une résolution qui est soit 1) adoptée à une assemblée des porteurs de bons de souscription à laquelle des porteurs de bons de souscription, présents ou représentés par un fondé de pouvoir, représentent au moins 25 % du nombre total des bons de souscription en circulation au moment en cause et adoptée par un vote affirmatif des porteurs de bons de souscription représentant au moins les deux tiers du nombre total de tous les bons de souscription en circulation au moment en cause, qui sont représentés à l'assemblée et dont les droits de vote sont exercés lors du scrutin relatif à cette résolution, ou 2) adoptée au moyen d'un document écrit signé par les porteurs de bons de souscription représentant au moins les deux tiers du nombre total de tous les bons de souscription en circulation au moment en cause.

**Droits**

Notre conseil d'administration a mis en œuvre un régime de droits à l'intention des actionnaires (le « régime de droits ») aux termes des modalités d'une convention relative au régime de droits des actionnaires datée du 9 novembre 2004 que nous avons conclue avec Equity Transfer Services Inc., à titre d'agent d'émission des droits (la « convention de droits »). Le régime de droits est assujetti à une approbation des actionnaires à l'assemblée extraordinaire des actionnaires devant avoir lieu le 8 décembre 2004. Les objectifs fondamentaux du régime de droits visent à donner suffisamment de temps à notre conseil d'administration et à nos actionnaires pour évaluer une offre publique d'achat non sollicitée, à procurer au conseil d'administration suffisamment de temps pour étudier et élaborer des solutions de rechange de façon à maximiser la valeur pour les actionnaires si une offre publique d'achat est formulée, et à offrir aux actionnaires une égalité de chances de participer à une offre publique d'achat.

Le régime de droits encourage un acquéreur éventuel qui fait une offre publique d'achat à procéder par l'entremise d'une « offre permise » (terme défini ci-après), qui exige généralement qu'une offre publique d'achat respecte certaines normes minimales conçues en vue de promouvoir l'équité, ou avec l'assentiment de notre conseil d'administration. Si une offre publique d'achat omet de se conformer à ces normes minimales et que le régime de droits n'est pas abandonné par le conseil d'administration, le régime de droits prévoit que les détenteurs d'actions ordinaires, autres que l'acquéreur, seront en mesure d'acquérir des actions ordinaires supplémentaires à un prix d'escompte marqué par rapport au marché, exposant ainsi la personne qui acquiert les actions ordinaires à une dilution importante de ses avoirs.

Un droit a été émis par nous à l'égard de chaque action ordinaire qui est actuellement en circulation, et un droit sera émis à l'égard de chaque action ordinaire émise par la suite pour la durée du régime de droits (lequel vient à échéance le 9 novembre 2007, dans l'hypothèse où l'approbation des actionnaires est obtenue, comme il est prévu ci-dessus) avant la libération des droits, comme il est décrit ci-après.

Avant la libération des droits, les droits seront attestés par une légende apposée sur les certificats attestant les actions ordinaires et ils ne pourront être cédés séparément des actions ordinaires. À compter de la libération des droits, les droits seront attestés par des certificats distincts qui seront cessibles et pourront être négociés séparément des actions ordinaires.

Les droits se détacheront des actions ordinaires et pourront être exercés 10 jours de bourse (la « libération des droits ») après qu'une personne ait acquis, ou entrepris une offre publique d'achat en vue d'acquérir, au moins 20 % des actions ordinaires, autrement que par une acquisition par le biais d'une offre d'achat permise par le régime de droits (une « offre permise »). L'acquisition par une personne (un « acquéreur ») au moins 20 % des actions ordinaires, autrement que par le biais d'une offre permise est désignée sous le nom d'« événement de prise de contrôle ». Les droits détenus par un acquéreur deviendront nuls à la suite d'un événement de prise de contrôle. Dix jours de bourse après un événement de prise de contrôle, chaque droit (autres que ceux détenues par l'acquéreur) constituera le droit d'acheter des actions ordinaires d'une valeur de 180 $ au prix de 90 $.

Aux fins du régime de droits, une offre permise est conforme aux dispositions suivantes :

a) l'offre publique d'achat est présentée par la voie d'une note d'information;

b) l'offre publique d'achat est présentée à tous les actionnaires, autres que l'initiateur;

c) l'offre publique d'achat est d'une durée minimale de 60 jours et les actions ordinaires déposées aux termes de l'offre publique d'achat ne peuvent être prises en livraison avant l'échéance de la période de 60 jours et uniquement si, à ce moment, plus de 50 % des actions ordinaires détenues par les actionnaires, autres que l'initiateur, les membres du même groupe que lui et les personnes agissant conjointement ou de concert avec l'initiateur et de certaines autres personnes (les « actionnaires indépendants »), ont été déposées en réponse à l'offre publique d'achat et elles n'ont pas été retirées;

d) si plus de 50 % des actions ordinaires détenues par les actionnaires indépendants sont déposées en réponse à l'offre publique d'achat dans la période de 60 jours, l'initiateur doit faire une annonce publique de ce fait et l'offre publique d'achat doit demeurer ouverte aux dépôts d'actions ordinaires pendant dix jours supplémentaires à compter de la date de cette annonce publique;

e) l'offre publique d'achat doit permettre le dépôt d'actions ordinaires aux termes de l'offre publique d'achat, à moins que cette offre publique d'achat ne soit retirée, à tout moment avant la date où les actions ordinaires sont prises en livraison et réglées;

f) l'offre publique d'achat doit prévoir que toutes les actions ordinaires déposées en réponse à l'offre publique d'achat peuvent être retirées tant qu'elles n'ont pas été prises en livraison et réglées.

Le régime de droit autorise également la présentation d'une offre permise concurrentielle (une « offre permise concurrentielle ») pendant que l'offre permise existe. Une offre permise concurrentielle doit satisfaire à l'ensemble des exigences d'une offre permise, sauf qu'elle peut prendre fin à la même date que l'offre permise, sous réserve de l'exigence relative à une durée minimale de 35 jours.

## STRUCTURE DU CAPITAL

| | **Au 31 décembre 2003**[1] | **Au 30 septembre 2004**[1] | **Au 30 septembre 2004, compte tenu de l'échange de reçus de souscription, du financement par emprunts, de la réduction du capital déclaré, de l'acquisition et de la consolidation**[2][3][4][5] |
|---|---|---|---|
| | | (non vérifié) (en milliers) | (non vérifié) |
| Dette à long terme (incluant la tranche à court terme) | | | |
| Obligations découlant des contrats de location-acquisition | — $ | — $ | 13 584 $ |
| Obligations découlant de la dette | — | — | 17 500 |
| Autres éléments de passif | — | — | 1 048 |
| Débentures convertibles | 2 000 | 3 089 | 3 089 |
| Billets garantis de premier rang | — | — | 214 603 |
| Capitaux propres | | | |
| Actions ordinaires | 21 379 | 25 647 | 73 248 |
| (nombre autorisé — illimité) | (169 848 actions) | (237 625 actions) | (68 938 actions) |
| Souscription d'actions à recevoir | (250) | (340) | (340) |
| Actions ordinaires devant être émises | 47 (768 actions) | — | — |
| Bons de souscription d'actions devant être émis | 51 (768 bons de souscription) | — | — |
| Bons de souscription d'actions | 4 434 (74 894 bons de souscription) | 6 554 (111 138 bons de souscription) | 63 616 (34 214 bons de souscription)[6] |
| Surplus d'apport | 2 096 | 2 740 | 2 740 |
| Déficit | (19 096) | (24 843) | (2 864) |
| Total de la structure du capital | 10 661 $ | 12 847 $ | 386 224 $ |

Notes :

1) Se reporter aux états financiers consolidés de la société.

2) Se reporter aux états financiers consolidés pro forma.

3) À une assemblée extraordinaire des actionnaires de ONTZINC tenue le 8 décembre 2004, les actionnaires ont autorisé la réduction du capital déclaré de ONTZINC d'environ 21 978 639 $. Les actions ordinaires de ONTZINC seront consolidées à raison de 30 anciennes actions ordinaires émises et en circulation suivant l'acquisition contre une nouvelle action ordinaire.

4) Compte tenu du rachat par ONTZINC de 340 000 unités se composant de une action ordinaire et de un demi-bon de souscription d'action ordinaire, après la consolidation. Il y a lieu de se reporter à la rubrique « Rapport de gestion — Opérations entre apparentés ».

5) Compte non tenu de l'exercice de l'option d'attribution excédentaire.

6) Nombre d'actions ordinaires pouvant être émis au moment de l'exercice des bons de souscription d'actions en circulation.

Le texte qui suit résume la dette et les autres éléments de passif importants que nous prévoyons avoir après la réalisation de l'acquisition.

**Billets**

Nous entendons utiliser le produit net tiré du présent placement et le produit net provenant du financement par emprunt projeté pour financer l'acquisition.

Aux termes du financement par emprunt, la filiale en propriété exclusive d'ONTZINC émettra des billets garantis de premier rang à 9⅝ % d'un capital global de 175 millions de dollars américains échéant le 15 janvier 2012. Calculé en dollars canadiens, au 10 décembre 2004, le produit total serait converti selon un taux de change de 1,00 $ US = 1,226 $, pour un produit de 214,6 millions de dollars.

**Prêt contracté auprès de la province du Manitoba**

À l'heure actuelle, CMMB a un prêt sans intérêt de 17,5 millions de dollars auprès de la province du Manitoba, garanti par une lettre de crédit de soutien irrévocable émise par une banque canadienne et garanti par Anglo American plc. Ce prêt est payable en versements répartis comme suit : 2 millions de dollars payables le 14 juin 2005, 4 millions de dollars payables les 14 juin 2006 et 2007 et 7,5 millions de dollars payables le 14 juin 2008. Les modalités existantes de ce prêt prévoient son remboursement, ainsi qu'une prime, en cas de changement de contrôle de CMMB. Nous avons l'intention de négocier la prolongation de ce prêt avec la province du Manitoba selon des modalités comparables à celles du prêt existant. Nous prévoyons, entre autres, que la province exige de nous la fourniture d'une lettre de crédit ou l'octroi d'un nantissement en espèces d'un montant correspondant au capital impayé en vertu du prêt. Si nous ne sommes pas en mesure de négocier à nouveau ce prêt, nous rembourserons le prêt, avant de réaliser l'acquisition à même l'encaisse.

**Obligations au titre d'un contrat de location-acquisition**

Au 30 septembre 2004, CMMB avait des obligations au titre d'un contrat de location-acquisition selon lesquelles les paiements de location minimaux au cours des cinq prochaines années s'élèvent au total à environ 15,3 millions de dollars. Les détails de ces paiements sont décrits plus amplement à la note 7 intitulée « Obligations au titre d'un contrat de location-acquisition » des états financiers consolidés de la société mère CMMB. Après l'acquisition, nous serons responsables des obligations au titre d'un contrat de location-acquisition de CMMB, comme il est reflété dans le bilan consolidé et l'état des résultats d'exploitation pro forma.

**Nouvelle facilité de crédit renouvelable garantie de premier rang**

Nous avons reçu une feuille de modalités de prêt indicatif pour une facilité de crédit renouvelable garantie de premier rang d'un montant de 50 millions de dollars. La nouvelle facilité de crédit sera utilisée pour couvrir les besoins en espèces à court terme et pour garantir les lettres de crédit. Nous sommes actuellement en voie de négocier une convention de crédit définitive pour la nouvelle facilité de crédit et nous nous attendons à ce que la nouvelle facilité de crédit soit dotée des modalités de base décrites ci-après.

La nouvelle facilité de crédit sera une facilité de crédit renouvelable permettant un emprunt global maximal de 50 millions de dollars, sous réserve d'une base d'emprunt.

La nouvelle facilité de crédit sera garantie par nos principales filiales. La base d'emprunt de la nouvelle facilité de crédit sera fondée sur un pourcentage de nos comptes débiteurs et du stock admissible. La nouvelle facilité de crédit sera garantie par une charge de premier rang sur nos comptes débiteurs et notre stock ainsi que certains autres biens donnés en garantie.

La nouvelle facilité de crédit comportera les engagements habituels de faire ou de ne pas faire ainsi que des engagements financiers. Ces engagements comprennent, entre autres, la restriction de notre capacité :

- à établir les privilèges;
- à verser des dividendes ou à effectuer d'autres paiements à nos actionnaires;
- à participer à des opérations avec des membre de notre groupe;
- à fusionner ou à vendre la quasi-totalité de nos actifs;
- à contracter des dettes;
- à conclure des opérations de vente ou de cession-bail;
- à vendre des créances.

La nouvelle facilité de crédit exigera également la conformité à un certain nombre de ratios financiers sur une base trimestrielle. La nouvelle facilité de crédit comporte les clauses habituelles relatives aux cas de défaut, notamment lors d'un changement de contrôle.

**Contrats de sûreté en matière de restauration**

CMMB a un contrat de sûreté daté du 31 mars 1999 en faveur de la province de la Saskatchewan relatif à ses engagements de restauration en Saskatchewan. À titre de sûreté pour la mise en œuvre des plans de déclassement relatifs à ses engagements en Saskatchewan, CMMB a donné à la province de la Saskatchewan une sûreté grevant l'ensemble du matériel d'exploitation de la mine, des immeubles et des accessoires fixes qui lui appartiennent et qui sont situés sur les terrains ainsi qu'une charge de premier rang sur tous les produits tirés de la vente de ce matériel d'exploitation de la mine, de ces immeubles et de ces accessoires fixes.

En outre, CMMB a un contrat de sûreté daté du 7 mai 2004 en faveur de la province du Manitoba relatif à ses engagements de restauration au Manitoba. À titre de sûreté pour la mise en œuvre d'un plan de déclassement relatif à ses engagements au Manitoba, CMMB a donné à la province du Manitoba une sûreté grevant l'ensemble du matériel d'exploitation de la mine, des immeubles et des accessoires fixes qui lui appartiennent et qui sont situés sur les terrains ainsi qu'une charge de premier rang sur tous les produits tirés de la vente de ce matériel d'exploitation de la mine, de ces immeubles et de ces accessoires fixes.

Les sûretés données aux provinces de la Saskatchewan et du Manitoba ont égalité de rang.

CMMB a récemment été informée par les provinces du Manitoba et de la Saskatchewan que, à leur avis, il se pouvait que les estimations actuelles des coûts de remise en état de CMMB soient trop basses et que la sûreté pour les obligations relatives à la remise en état pourrait être insuffisante.

CMMB a pris part à des discussions préliminaires avec les provinces de la Saskatchewan et du Manitoba et a convenu de procéder à une étude de faisabilité afin d'établir avec précision les coûts de remise en état estimatifs. L'étude devrait être réalisée au cours de la première partie de 2005.

CMMB croit que son estimation actuelle des coûts de remise en état d'environ 51,1 millions de dollars (32,8 millions de dollars selon la valeur actuelle au 30 septembre 2004) est adéquate et est suffisamment garantie par la caution existante. Toutefois, CMMB prévoit fournir une garantie supplémentaire sous forme d'une lettre de crédit d'un montant de 13 millions de dollars au cours de la période de l'étude de faisabilité. Anglo American et ONTZINC ont convenu qu'ONTZINC versera environ 13 millions de dollars du prix d'achat de l'acquisition aux termes de la contrepartie en titres pour l'acquisition. Ce versement permettra de réduire la portion en espèces du prix d'achat d'environ 13 millions de dollars et rend disponible ce montant de façon à assurer ces garanties supplémentaires.

Après la réalisation de l'étude de faisabilité, la caution appropriée sera établie en collaboration avec les provinces. Même si CMMB croit que l'estimation actuelle des coûts de remise en état de CMMB est suffisante, les estimations comprises dans l'étude de faisabilité technique peuvent être considérablement plus importantes. Dans la mesure où la valeur de cette garantie ne suffit plus à couvrir le montant de la garantie financière que nous sommes tenus d'afficher ou devient insuffisante pour ce faire, nous serions tenus de remplacer ou de

compléter la garantie existante par des formes de garanties plus coûteuses, ce qui pourrait inclure des dépôts en espèces, ce qui réduirait notre encaisse disponible pour nos exploitations et nos activités financières. De plus, toutes les ressources en capital consacrées à cette fin réduiront nos ressources disponibles pour nos activités et nos engagements.

## OPTIONS D'ACHAT DE TITRES

### Régime d'intéressement en actions

Notre régime d'options d'achat d'actions (le « régime d'options d'achat d'actions ») daté du 9 juillet 2002, en sa version modifiée le 5 juillet 2004, est conçu pour encourager nos administrateurs, nos membres de la haute direction, nos employés et nos conseillers, ainsi que ceux des membres du même groupe que nous et des autres personnes désignées, à avoir la propriété d'actions ordinaires. Aux termes du régime d'options d'achat d'actions, des options ne peuvent être octroyées qu'à nos administrateurs, à nos membres de la haute direction, à nos employés et à nos conseillers, ainsi qu'à ceux de nos filiales et des autres personnes désignées, comme le conseil d'administration le décide de temps à autre. Le nombre d'actions qui peuvent être réservées aux fins d'émission aux termes du régime d'options d'achat d'actions se limite à 10 % des actions ordinaires émises et en circulation à la date de l'octroi des options. Les nombre maximal d'actions ordinaires qui peuvent être réservées aux fins d'émission à une même personne aux termes du régime d'options d'achat d'actions correspond à 5 % des actions ordinaires en circulation au moment de l'octroi (calculé compte non tenu de la dilution). Les actions visées par une option qui, pour une quelconque raison, est annulée ou devient caduque avant la levée seront disponibles aux fins d'un octroi ultérieur aux termes du régime d'options d'achat d'actions. Le prix de l'option de toute action ordinaire ne peut être inférieur au cours de clôture des actions ordinaires le jour précédant immédiatement le jour au cours duquel l'option est octroyée, déduction faite de tout escompte permis en vertu des politiques de la TSX de croissance. Les options octroyées aux termes du régime d'options d'achat d'actions peuvent être levées pendant une période n'excédant pas cinq ans, sous réserve d'une expiration anticipée lors de la cessation d'emploi du porteur d'options, lorsque celui-ci cesse d'être notre employé, notre membre de la haute direction, notre administrateur ou notre conseiller ou celui de l'une quelconque de nos filiales ou lorsqu'il cesse d'avoir une relation désignée avec nous, selon le cas, ou au moment où il prend sa retraite, devient invalide de façon permanente ou décède. Les options sont incessibles. Le régime d'options d'achat d'actions contient des dispositions prévoyant un rajustement du nombre des actions ordinaires pouvant être émises aux termes de celui-ci dans le cas d'une division, d'une consolidation, d'une reclassification ou d'un changement des actions ordinaires, d'une fusion ou d'un autre changement pertinent dans la structure de notre capital. Sous réserve de l'approbation des actionnaires dans certaines circonstances, le conseil d'administration peut de temps à autre modifier ou revoir les modalités du régime d'options d'achat d'actions.

Le tableau suivant constitue un résumé des options en circulation en date du 1er décembre 2004 qui ont été octroyées à nos administrateurs, nos membres de la direction, nos employés ou nos conseillers aux termes du régime d'options d'achat d'actions.

| Catégorie de porteurs d'options (nombre de porteurs d'options dans la catégorie) | Nombre d'actions ordinaires visées par l'option | Date de l'octroi | Prix de levée ($) | Date d'expiration |
|---|---|---|---|---|
| Hauts dirigeants et anciens hauts dirigeants, en tant que groupe (4) .................. | 300 000 | 12 mars 2002 | 0,11 $ | 26 août 2006 |
| | 700 000 | 30 juillet 2003 | 0,11 $ | 1er août 2008 |
| | 1 100 000 | 27 novembre 2003 | 0,10 $ | 27 novembre 2008 |
| | 8 000 000 | 21 juillet 2004 | 0,12 $ | 21 juillet 2009 |
| | 4 000 000 | 9 novembre 2004 | 0,16 $ | 9 novembre 2009 |
| Administrateurs et anciens administrateurs qui ne sont pas également des hauts dirigeants, en tant que groupe (4) ........... | 750 000 | 14 juin 2001 | 0,15 $ | 13 juin 2006 |
| | 425 000 | 12 mars 2002 | 0,25 $ | 26 août 2006 |
| | 1 000 000 | 30 juillet 2003 | 0,11 $ | 1er août 2008 |
| | 1 420 000 | 1er août 2003 | 0,11 $ | 1er août 2008 |
| | 250 000 | 27 novembre 2003 | 0,10 $ | 27 novembre 2008 |
| | 350 000 | 3 décembre 2002 | 0,25 $ | 26 août 2007 |
| | 400 000 | 3 décembre 2002 | 0,10 $ | 26 août 2007 |
| Employés et conseillers (6) ....... | 150 000 | 14 juin 2001 | 0,15 $ | 13 juin 2006 |
| | 150 000 | 3 décembre 2002 | 0,25 $ | 26 août 2007 |
| | 250 000 | 3 décembre 2002 | 0,10 $ | 26 août 2007 |
| | 500 000 | 27 novembre 2003 | 0,10 $ | 27 novembre 2008 |
| | 75 000 | 1er janvier 2004 | 0,10 $ | 27 novembre 2008 |
| | 75 000 | 30 juillet 2003 | 0,11 $ | 1er août 2008 |
| | **19 895 000** | | | |

## BONS DE SOUSCRIPTION

Au 14 décembre 2004, les bons de souscription d'actions ordinaires suivants étaient en circulation. Le tableau suivant n'inclut pas les bons de souscription qui doivent être émis au moment de l'échange des reçus de souscription.

| Nombre en circulation | Prix d'exercice | Date d'expiration |
|---|---|---|
| 350 000 | 0,13 $ | 24 février 2005 |
| 6 650 000 | 0,13 | 5 mai 2005 |
| 2 805 650 | 0,13 | 25 juin 2005 |
| 2 086 544 | 0,13 | 25 août 2005 |
| 250 000 | 0,10 | 3 octobre 2005 |
| 26 431 825 | 0,14 | Du 8 au 23 septembre 2005 |
| 33 000 000 | 0,12 $ US | Du 9 au 21 octobre 2005 |
| 768 400 | 0,12 $ US | 13 janvier 2006 |
| 1 984 200 | 0,30 $ | Du 23 au 31 décembre 2005 |
| 406 840 | 0,25 | 30 décembre 2005[1)] |
| 15 553 797 | 0,20 | 31 mars 2006 |
| 12 160 000 | 0,06 | 28 septembre 2006 |
| 3 452 000 | 0,05 | 28 septembre 2006[2)] |
| 2 589 000 | 0,12 $ | 30 novembre 2006 |
| 517 800 | 0,09 $ | 30 novembre 2006 |
| **109 006 057** | | |

Notes :

1) Chaque bon de souscription d'action ordinaire peut être exercé contre une unité, qui est constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire sous-jacent entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,30 $, en tout temps avant le 31 décembre 2005.

2) Chaque bon de souscription d'action ordinaire peut être exercé contre une unité, qui est constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire sous-jacent entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,06 $, en tout temps avant le 28 septembre 2006.

## VENTES ANTÉRIEURES

Le tableau suivant contient les détails relatifs aux ventes antérieures d'actions ordinaires qui ont été effectuées au cours de la période de 12 mois précédente.

| Date d'émission | Nombre d'actions ordinaires | Prix par action ordinaire |
|---|---|---|
| 30 novembre 2004[1] | 100 000 | 0,14 $ |
| 30 novembre 2004[2] | 5 178 000 | 0,09 $ |
| Septembre 2004[3] | 24 320 000 | 0,05 $ |
| Juin 2004[4] | 31 107 594 | 0,18 $ |
| Avril 2004[5] | 160 000 | 0,25 $ |
| Décembre 2003[6] | 4 068 400 | 0,25 $ |

Notes :

1) Émis à l'exercice des bons de souscription.

2) Une émission de 5 178 000 unités aux termes de la levée de l'option pour attributions excédentaires octroyée à l'égard du placement privé de septembre 2004. Chacune de ces unités était constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,12 $ l'action ordinaire, en tout temps avant le 30 novembre 2006.

3) Ce placement privé était constitué, initialement, de 34 520 000 unités au prix de 0,05 $ l'unité, chacune de ces unités étant constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,06 $, en tout temps avant le 28 septembre 2006. Le 10 décembre 2004, la Société a racheté et annulé 10 200 000 de ses unités au prix de souscription initial. Se reporter à la rubrique intitulée « Dirigeants et autres personnes intéressés dans des opérations importantes ».

4) Un placement privé de 31 107 594 unités au prix de 0,18 $ l'unité, chaque unité étant constituée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier confère à son porteur le droit d'acheter une action ordinaire au prix de 0,20 $, en tout temps avant le 31 mars 2006.

5) Nous avons acquitté une dette de 40 000 $ contractée auprès d'un créancier par l'émission de 160 000 actions ordinaires.

6) Un placement privé de 4 068 400 unités au prix de 0,25 $ l'unité, chaque unité étant constituée de une action ordinaire accréditive et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription entier confère à son porteur le droit d'acheter une action ordinaire accréditive au prix de 0,30 $, en tout temps avant le 23 au 31 décembre 2005.

## FOURCHETTE DU COURS ET VOLUME DES OPÉRATIONS

Nos actions ordinaires sont inscrites à la cote de la TSX de croissance sous le symbole « OTZ ». Le volume des opérations et le cours de clôture de nos actions ordinaires au cours des périodes indiquées sont présentés dans le tableau suivant.

| Période | Maximal | Minimal | Volume |
|---|---|---|---|
| | ($) | ($) | (Actions) |
| **2002** | | | |
| Quatrième trimestre | 0,17 $ | 0,05 $ | 8 047 248 |
| **2003** | | | |
| Premier trimestre | 0,14 $ | 0,07 $ | 3 139 966 |
| Deuxième trimestre | 0,19 | 0,07 | 5 977 970 |
| Troisième trimestre | 0,30 | 0,07 | 12 292 356 |
| Quatrième trimestre | 0,35 | 0,20 | 17 580 925 |
| **2004** | | | |
| Premier trimestre | 0,26 $ | 0,145 $ | 59 094 841 |
| Deuxième trimestre | 0,165 | 0,08 | 55 023 631 |
| Troisième trimestre | 0,10 | 0,045 | 35 286 722 |
| Octobre | 0,16 | 0,05 | 50 090 108 |
| Novembre | 0,165 | 0,11 | 26 312 610 |

Le 14 décembre 2004, soit le dernier jour au cours duquel les actions ordinaires ont été négociées avant la date du présent prospectus, le cours de clôture de nos actions ordinaires à la cote de la TSX de croissance était de 0,10 $ l'action.

## TITRES ENTIERCÉS

Le tableau suivant présente des renseignements relatifs à nos titres entiercés en date du 10 décembre 2004.

| Désignation de la catégorie | Nombre de titres entiercés | Pourcentage de la catégorie |
|---|---|---|
| Actions ordinaires[1] | 1 818 756 | 0,8 % |
| Actions ordinaires[2] | 5 400 000 | 2,3 % |
| Actions ordinaires[3] | 4 850 245 | 2,0 % |
| Actions ordinaires[4] | 21 108 909 | 9,1 % |

Notes :

1) Relativement aux actions ordinaires détenues aux termes d'une convention d'entiercement que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et les porteurs de titres, datée du 19 avril 2003, les autres dates de libération sont les suivantes : le 5 janvier 2005, le 5 juillet 2005, le 5 janvier 2006, le 5 juillet 2006 et le 5 janvier 2007. Conformément aux dispositions de libération anticipée prévues par la convention d'entiercement, nous nous attendons à ce que tous les titres bloqués aux termes de cette convention seront libérés du blocage dans le cadre de la réalisation de l'acquisition.

2) Relativement aux actions détenues aux termes d'une convention d'entiercement que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et les porteurs de titres, datée du 3 décembre 2002, les autres dates auxquelles les actions ordinaires entiercées devraient être libérées sont le 4 décembre 2004, le 4 juin 2005 et le 4 décembre 2005. Conformément aux dispositions de libération anticipée prévues par la convention d'entiercement, nous nous attendons à ce que tous les titres bloqués aux termes de cette convention seront libérés du blocage dans le cadre de la réalisation de l'acquisition.

3) Relativement aux actions détenues aux termes d'une convention d'entiercement que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et les porteurs de titres, datée du 28 février 2002, la seule autre date de libération est le 12 mars 2005. Conformément aux dispositions de libération anticipée prévues par la convention d'entiercement, nous nous attendons à ce que tous les titres bloqués aux termes de cette convention seront libérés du blocage dans le cadre de la réalisation de l'acquisition.

4) Relativement aux actions détenues aux termes d'une convention de mise en commun que nous avons conclue avec Equity Transfer Services Inc. (en tant qu'agent d'entiercement) et nos initiés qui détiennent des actions ordinaires, datée du 13 octobre 2004. Ces actions ordinaires seront libérées du blocage à la réalisation ou à l'annulation de l'acquisition, selon la première de ces occurrences.

## ADMINISTRATEURS ET DIRIGEANTS

Le tableau suivant présente le nom, le lieu de résidence et l'occupation principale de chacune des personnes qui est actuellement l'un des administrateurs et/ou l'un des hauts dirigeants de ONTZINC ainsi que le nombre d'actions dont elle a la propriété et le poste qu'elle occupe. La déclaration quant au nombre d'actions ordinaires détenues en propriété véritable, directement ou indirectement, par les administrateurs et les membres de la haute direction nommés ci-après, ou sur lesquelles ceux-ci exercent un contrôle ou une emprise, est, dans chaque cas, fondée sur les renseignements qui sont fournis par la personne visée et est faite en date du 10 décembre 2004. Tous les administrateurs de ONTZINC exercent leurs fonctions jusqu'à la prochaine assemblée annuelle des actionnaires ou jusqu'à ce que leurs successeurs soient élus ou nommés.

| Nom et lieu de résidence | Poste occupé au sein de la Société | Occupation principale | Nombre d'actions ordinaires détenues en propriété véritable, directement ou indirectement, ou sur lesquelles un contrôle ou une emprise est exercé |
|---|---|---|---|
| RICHARD W. BRISSENDEN[1] Toronto (Ontario) | Administrateur depuis le 13 juin 2003 | Président du conseil d'Excellon Resources Inc. | Néant |
| PETER T. GEORGE Hamilton (Ontario) | Administrateur depuis le 21 avril 2004 et président | Président de la Société | 708 909 |
| CHRISTOPHER O. IRWIN[1] Toronto (Ontario) | Administrateur depuis le 13 juin 2003 et secrétaire général | Avocat au sein de Wildeboer & Dellelce LLP | Néant |
| DOUGLAS SCHARF Toronto (Ontario) | Administrateur depuis le 10 décembre 2004 et premier vice-président et chef des services financiers | Premier vice-président et chef des services financiers de la Société | Néant |

1) Membre du comité de vérification.

Chacune des personnes précédentes occupe son occupation principale actuelle ou un autre poste ou une autre fonction au sein de la même société qui figure en regard de son nom depuis les cinq dernières années, à l'exception des personnes suivantes : M. George qui, d'octobre 2003 à avril 2004, était notre vice-président, Exploration et nouveaux projets et qui, auparavant, de janvier 1996 à octobre 2003, était géologue délégué au sein de A.C.A. Howe International, Limited et géologue-conseil autonome; M. Irwin qui, de janvier 2001 à décembre 2003, était associé du cabinet juridique Power Budd LLP, et qui, auparavant, de décembre 1998 à janvier 2000, était associé du cabinet juridique Boyle & Company; et M. Scharf qui, depuis juin 1996, est président de Douglas Scharf International Inc., société de prestation de services financiers à l'intention des sociétés minières.

Au 13 décembre 2004, nos administrateurs et nos hauts dirigeants, en tant que groupe, étaient les propriétaires véritables, directement ou indirectement, de plus de 708 909 actions ordinaires, ce qui représente environ 0,3 % du nombre total d'actions ordinaires en circulation compte non tenu de l'échange des reçus de souscription, ou exerçaient un contrôle ou une emprise sur celles-ci.

**Nos administrateurs et membres de la direction après l'acquisition**

Le tableau suivant présente le nom, le lieu de résidence et l'occupation principale de chacune des personnes qui sera l'un de nos administrateurs et/ou l'un de nos hauts dirigeants après la réalisation de l'acquisition ainsi que le poste qu'elle occupe. Veuillez prendre note que le tableau suivant n'inclut aucune déclaration quant aux actions ordinaires détenues en propriété véritable, directement ou indirectement, par les administrateurs et/ou aux hauts dirigeants, ou sur lesquelles un contrôle ou une emprise est exercé par ceux-ci. Tous les administrateurs pourront occuper leur poste jusqu'à la prochaine assemblée annuelle de nos actionnaires ou jusqu'à ce que leurs successeurs soient élus ou nommés.

| Nom et lieu de résidence | Poste occupé au sein de la Société | Occupation principale |
|---|---|---|
| RICHARD W. BRISSENDEN ........ Toronto (Ontario) | Administrateur depuis le 13 juin 2003 | Président du conseil d'Excellon Resources Inc. |
| PETER JONES ................. Flin Flon (Manitoba) | Administrateur[1)], président et chef de la direction | Président et chef de la direction de la Société |
| PETER T. GEORGE ............. Hamilton (Ontario) | Administrateur et vice-président, Exploration | Vice-président, Exploration de la Société |
| IAN CONN ................... Dallas, Texas | Administrateur[1)] | Expert-conseil en gestion |
| NORMAN ANDERSON ............ Vancouver (Colombie-Britannique) | Administrateur[1)] | Président d'Anderson & Associates |
| JAMES W. ASHCROFT ............ Sudbury (Ontario) | Administrateur[1)] | Conseiller minier |
| DOUGLAS SCHARF .............. Toronto (Ontario) | Vice-président directeur, Expansion de l'entreprise | Vice-président directeur, Expansion de l'entreprise de la Société |
| H. RUSSELL ROOD ............. Winnipeg (Manitoba) | Président, Division des produits miniers | Président, Division des produits miniers de la Société |
| ALAN HAIR ................... Winnipeg (Manitoba) | Vice-président, Métallurgie, sécurité, santé et environnement | Vice-président, métallurgie, sécurité, santé et environnement de la Société |
| JOHN KNOWLES................ Winnipeg (Manitoba) | Vice-président et chef des services financiers | Vice-président et chef des services financiers de la Société |

| Nom et lieu de résidence | Poste occupé au sein de la Société | Occupation principale |
|---|---|---|
| BRIAN GORDON . . . . . . . . . . . . . . .<br>Winnipeg (Manitoba) | Vice-président et chef du contentieux | Vice-président et chef du contentieux de la Société |
| TOM GOODMAN . . . . . . . . . . . . . . .<br>Winnipeg (Manitoba) | Vice-président, Services techniques et ressources humaines | Vice-président, Services techniques et ressources humaines de la Société |

1) Élu à titre d'administrateur lors de l'assemblée extraordinaire des actionnaires tenue le 8 décembre 2004, avec prise d'effet à la réalisation de l'acquisition.

**Administrateurs et dirigeants**

Le texte qui suit est une brève biographie de chacune des personnes qui sera l'un de nos administrateurs et/ou l'un de nos dirigeants après l'acquisition.

**Richard Brissenden** — *Administrateur.* M. Brissenden est comptable agréé. Il est président d'Excellon Resources Inc., société d'exploration et de mise en valeur des minéraux, depuis septembre 1990. Depuis février 1996, il est président de Regal Consolidated Ventures Limited, société d'exploration et de mise en valeur des minéraux. M. Brissenden est également administrateur de diverses autres sociétés publiques.

**Peter R. Jones, ing.** — *Président, chef de la direction et administrateur.* M. Jones est président et chef de la direction de CMMB depuis 2002. Il s'est joint à CMMB en 1995 à titre de vice-président, Exploitation minière et a par la suite occupé les postes de premier vice-président, Projets et de président, Division métallurgique. À titre de premier vice-président, Projets il avait la responsabilité des 777 projets. Avant de se joindre à CMMB, il a occupé diverses fonctions relatives à l'exploitation et aux projets au sein de Cominco Limitée, de Cap Breton Development Corporation et de Cominco Engineering Services. Il possède une vaste expérience pour avoir travaillé dans le domaine des mines de potasse, des mines de plomb, des mines de zinc à ciel ouvert et souterraines et des mines d'or et il a dirigé un grand nombre d'études de faisabilité et de services de gestion pour le compte d'un large éventail de clients dans le monde. M. Jones a obtenu son diplôme de Camborne School of Mines, au Royaume-Uni, en 1969 et de Banff School of Advanced Management en 1984. M. Jones est président de la Mining Association of Manitoba et administrateur de la Mining Association of Canada.

**Peter T. George** — *Administrateur et vice-président, Exploration.* M. George est chargé d'évaluer et de mettre en valeur des projets miniers, des programmes d'exploration continus et de cibler et d'évaluer les nouveaux projets miniers aux fins d'acquisition. M. George compte plus de 36 années d'expérience dans l'industrie minière canadienne et mondiale. Il est titulaire d'un baccalauréat ès sciences avec spécialisation en géologie de l'Université Queen's, située à Kingston, en Ontario. Il est *fellow* de l'Association géologique du Canada et membre de l'Association of Professional Geoscientists of Ontario.

**Ian Conn** — *Administrateur.* M. Conn est le conseiller personnel de plusieurs chefs de la direction en Chine, en France et en Australie. Il est l'ancien président et chef de la direction de l'unité d'entreprise d'Asie et du Pacifique de Thomas Group Incorporated Limited. M. Conn a obtenu un baccalauréat en ingénierie de l'Université Queens située à Kingston, en Ontario. Il a siégé à un grand nombre de conseils d'administration.

**Norman Anderson, ing.** — *Administrateur.* M. Anderson évolue dans le secteur minier depuis plus de 50 ans et est l'ancien président du conseil et chef de la direction de Cominco Ltée. À l'heure actuelle, M. Anderson est président de la société de conseil en gestion Anderson & Associates. Depuis 1987, il occupe un rôle actif en matière de conseils, tout particulièrement en ce qui a trait aux conseils concernant les contrôles préalables et les évaluations pour les institutions financières et les sociétés minières. Il est titulaire d'un baccalauréat ès sciences en géologie appliquée de l'Université du Manitoba située à Winnipeg, au Manitoba. M. Anderson siège à bon nombre de conseils d'administration de sociétés publiques. Il est *fellow* et expert-ingénieur breveté de l'Institute of Mining and Metallurgy ainsi que membre du CIM et de l'American Institute of Mining, Metallurgical, and Petroleum Engineers.

**James W. Ashcroft, ing.** — *Administrateur.* M. Ashcroft est président de J.W. Ashcroft & Associates, société de consultation minière. À titre d'ancien président de la division ontarienne d'INCO Limitée, il s'est occupé de la gestion d'une société minière à intégration verticale et, pendant son mandat, il a achevé un projet minier de

270 millions de dollars et a amélioré son dossier sur la sécurité et l'environnement et a maintenu des relations de travail stables. Il a reçu un diplôme national en ingénierie du Wigan Mining College situé dans le Lancashire, en Angleterre, et a complété l'Executive Management Training Course de la Richard Ivey School of Business. M. Ashcroft siège à bon nombre de conseils d'administration et, dans certains cas, il siège aux comités de régie d'entreprise, de vérification, et de l'environnement et de la santé, de ces conseils.

**Douglas Scharf** — *Vice-président directeur, Expansion de l'entreprise.* M. Scharf compte plus de 25 années d'expérience dans les secteurs de l'exploitation et de la fusion des métaux communs et des métaux précieux à l'échelle internationale. Il a participé à un grand nombre d'acquisitions, de fusions, de financements et de projets de mise en valeur. À titre de chef des services financiers de Dome Mines Group of Companies, il a joué un rôle clé en ce qui a trait à la création de Placer Dome Inc. M. Scharf était le vice-président, Finances de Placer Dome Inc. en plus d'être administrateur et chef des services financiers de la Corporation minière Inmet. Il a rempli les fonctions d'administrateur et de conseiller auprès de bon nombre de sociétés minières. M. Scharf est comptable agréé et titulaire d'un baccalauréat ès arts en économie de l'Université York située à Toronto, en Ontario.

**H. Russel Rood** — *Président, Division des produits miniers.* M. Rood travaille au sein de CMMB depuis six ans. Auparavant, il a travaillé au sein de De Beers, où il a occupé divers postes de haute direction. M. Rood est titulaire d'un baccalauréat en génie civil et d'un baccalauréat en génie minier de l'Université de Witwatersrand en Afrique du Sud. Il a également assisté, à temps partiel, à un programme de gestion de la School of Business Leadership de Johannesburg, en Afrique du Sud. M. Rood est membre du South African Institute of Mining.

**Alan Hair** — *Vice-président, Métallurgie, sécurité, santé et environnement.* Depuis qu'il s'est joint à CMMB en 1996, M. Hair a occupé diverses fonctions de gestion des opérations des installations de surface et a été nommé vice-président, Métallurgie au début de 2004. Avant de se joindre à CMMB, M. Hair était directeur de fusion de la fonderie de zinc de MIM située à Avonmouth, en Angleterre. En 1983, il a obtenu de la University of Leeds, en Angleterre un baccalauréat ès sciences avec spécialisation en génie minier.

**John L. Knowles** — *Vice-président et chef des services financiers.* Depuis 20 ans, M. Knowles occupe des postes supérieurs au sein de sociétés publiques et privées du secteur des ressources naturelles du Canada et de l'Afrique. Il est comptable agréé et est titulaire d'un baccalauréat avec spécialisation en commerce de l'Université Queen's. Il a siégé au comité fiscal de la Mining Association of Manitoba Inc. et est vice-président, Finances d'Exploration Anglo-Américaine (Canada), société reliée à CMMB.

**Brian D. Gordon** — *Vice-président et chef du contentieux.* M. Gordon a obtenu son baccalauréat en droit de l'Université du Manotoba. Anciennement associé d'un grand cabinet juridique du Manitoba, il s'est joint à CMMB en 1994 à titre d'administrateur, de chef du contentieux et de secrétaire général. M. Gordon est membre de la Société du Barreau du Manitoba et de l'Association du Barreau canadien.

**Tom A. Goodman** — *Vice-président, Services techniques et ressources humaines.* M. Goodman a obtenu son diplôme en technologie chimique et métallurgique du British Columbia Institute of Technology. Il a travaillé au sein d'Anglo-American pendant plus de 26 ans où il a occupé une vaste gamme de postes fonctionnels, techniques et de gestion. Récemment, il a repris son emploi au sein de CMMB après s'être occupé pour le groupe Anglo American de la gestion d'une société de fonderie et d'affinerie du cuivre située en Zambie. M. Goodman est membre de l'Institut canadien des mines, de la métallurgie et du pétrole et de The Minerals, Metals & Materials Society.

**Comités du conseil d'administration et pratique en matière de régie d'entreprise.**

Nous proposons d'instituer un nouveau régime de régie d'entreprise qui tient compte des pratiques exemplaires suggérées ou prescrites par l'Instruction générale 58-201 proposée et révisée intitulée *Gouvernance, la présentation de l'information relative aux pratiques en matière de régie d'entreprise* proposée, la Norme canadienne 58-101 ainsi que la Norme multilatérale 52-110 intitulées *Comités de vérification* (collectivement les

« nouvelles politiques »). Le texte ci-après présente un résumé des pratiques proposées devant être soumises au conseil d'administration à des fins d'examen, d'adoption et de mise en vigueur par le conseil d'administration :

- *Indépendance du conseil et indépendance du président* — Il sera demandé au conseil d'administration d'adopter le critère d'indépendance des nouvelles politiques et le conseil devra être composé en majorité de membres indépendants conformément à ce critère. Un administrateur sera jugé indépendant s'il n'a aucune relation importante, directe ou indirecte, avec notre société. Une relation importante est une relation qui pourrait, de l'avis du conseil d'administration, être raisonnablement susceptible de nuire à la capacité du membre à porter un jugement indépendant. En outre, la liste d'exemples spécifiques d'individus identifiés à la rubrique 1.4 de la Norme multilatérale 52-110 intitulée *Comités de vérification* comme ayant une relation importante fera partie intégrante du critère d'indépendance du conseil.

- *Charte écrite du conseil* — Il sera demandé au conseil d'adopter une charte écrite qui reconnaît explicitement sa responsabilité de gérance de l'entreprise, notamment sa responsabilité :

  a) de s'assurer que le chef de la direction et les autres dirigeants sont intègres et créent une culture fondée sur l'intégrité dans l'ensemble de l'organisation;

  b) d'adopter un processus de planification stratégique et d'approuver, au moins annuellement, un plan stratégique tenant compte, entre autres, des opportunités et des risques de l'entreprise;

  c) de définir les principaux risques associés à notre entreprise et de veiller à la mise en œuvre de systèmes appropriés permettant la gestion de ces risques;

  d) de planifier la relève;

  e) d'adopter une politique en matière de communication;

  f) à l'égard de nos systèmes de contrôle internes et d'information de gestion;

  g) d'élaborer une vision en matière de régie d'entreprise.

  La charte écrite établira également :

  a) les mesures prises pour recueillir les réactions des actionnaires;

  b) les attentes à l'endroit des administrateurs et leurs responsabilités, notamment les devoirs et les responsabilités de base en ce qui concerne la présence aux réunions du conseil et l'examen préalable des documents importants étudiés.

- *Description de poste* — Une description de poste sera également élaborée pour le chef de la direction.

- *Code de conduite commerciale et d'éthique* — Le conseil adoptera un code écrit de conduite de l'entreprise et l'éthique applicable à nos administrateurs, dirigeants et employés. Le code traitera des situations de conflit d'intérêt, de la protection et de la bonne utilisation de l'actif et des occasions favorables de la société, du caractère confidentiel de l'information sur la société, du traitement équitable des actionnaires, des clients, des fournisseurs, des concurrents et des employés, du respect des lois et des règlements et de la dénonciation de tout comportement illégal ou contraire à l'éthique. Le conseil sera responsable de veiller au respect du code. Seul le conseil devrait être autorisé à consentir des dérogations au code, si une telle dérogation est à l'intention d'un administrateur ou d'un haut dirigeant.

- *Comité de vérification* — Après la réalisation de l'acquisition, nous nous assurerons de nommer un comité de vérification composé d'au moins trois membres, dont chacun sera indépendant et aura des compétences financières conformément à la Norme multilatérale 52-110 intitulée *Comité de vérification*.

- *Charte écrite du comité de vérification* — Le conseil s'assurera que la charte écrite établissant le mandat et les responsabilités du comité de vérification sera conforme à la Norme multilatérale 52-110 intitulée *Comités de vérification*, et comprendra a) recommander au conseil d'administration les vérificateurs externes à nommer et la rémunération à leur attribuer; b) surveiller les travaux des vérificateurs externes; c) pré-approuver les services non connexes à la vérification devant être offerts à l'émetteur ou à ses filiales, laquelle approbation peut être satisfaite grâce à l'adoption de politiques et de procédures spécifiques pour l'exécution de tels services non connexes à la vérification; d) revoir les états financiers, le

rapport de gestion et les communiqués de presse portant sur les revenus avant que cette information soit divulguée publiquement; e) s'assurer que des procédures adéquates sont en place pour la révision de la présentation de renseignements financiers extraits ou tirés des états financiers; établir des procédures pour la réception, la conservation et le traitement de plaintes reçues par l'émetteur à l'égard de la comptabilité, des contrôles comptables internes et des questions relatives à la vérification et à la soumission confidentielle et anonyme par des employés d'inquiétudes relativement aux questions de vérification et de comptabilité douteuse; et f) revoir et approuver nos politiques de recrutement.

- *Comité de mise en candidature, de régie d'entreprise et de rémunération* — Il sera également demandé au conseil de nommer un comité de mise en candidature et de régie d'entreprise de même qu'un comité de rémunération composé entièrement d'administrateurs indépendants et ces comités auront chacun une charte écrite énonçant leurs responsabilités respectives, l'objet du comité, les qualifications de ses membres, le processus de nomination et de renvoi des membres, la structure et l'exploitation de même que la façon de rendre compte au conseil.

  Le comité de mise en candidature et de régie d'entreprise sera chargé, entre autres choses, d'élaborer, de mettre en place et de surveiller (i) nos pratiques en matière de régie d'entreprise et (ii) le processus de mise en candidature de notre conseil qui étudiera les compétences et les capacités que le conseil (dans son ensemble) doit posséder, évaluera les compétences et les aptitudes que possède chaque administrateur existant et examinera la taille appropriée du conseil.

  Le comité de rémunération sera chargé d'approuver les buts et les objectifs de l'entreprise pertinents à la rémunération du chef de la direction et d'évaluer le rendement du chef de la direction à la lumière de ces buts et objectifs et d'établir sa rémunération en conséquence. En outre, le comité de rémunération sera chargé de formuler les recommandations au conseil relativement à la rémunération des administrateurs et des dirigeants qui ne sont pas le chef de la direction, des régimes de primes de rémunération incitatifs et des régimes en actions et de revoir l'information relative à la rémunération des dirigeants avant de la rendre publique.

- *Comité de l'environnement, de la santé et de la sécurité* — Il sera également demandé au conseil de nommer un comité de l'environnement, de la santé et de la sécurité qui sera composé d'une majorité d'administrateurs indépendants et qui sera également doté de sa propre charte. Règle générale, le mandat du comité de l'environnement, de la santé et de la sécurité consistera également à superviser l'élaboration et la mise en pratique de nos politiques et de nos pratiques exemplaires relatives aux questions environnementales ainsi qu'aux questions de santé et de sécurité afin d'assurer la conformité aux lois applicables et la sécurité de nos employés.

- *Politique relative à la divulgation d'information en temps utile et aux transactions d'initiés* — Il sera également demandé au conseil d'adopter une politique relative à la divulgation d'information importante en temps utile, aux transactions d'initiés ainsi qu'aux déclarations d'initiés de même qu'aux questions de divulgation choisies afin d'assurer la conformité aux lois sur les valeurs mobilières à ce sujet.

**Interdiction d'opérations d'une société ou faillites**

Aucun de nos administrateurs, de nos dirigeants ou des autres membres de notre direction n'est, ou au cours de la période de 10 ans précédant la date des présentes n'a été, un administrateur, un dirigeant, un promoteur ou un autre membre de la direction de tout autre émetteur qui, pendant que cette personne agissait à titre d'administrateur, de dirigeant, de promoteur ou d'autre membre de la direction de cet émetteur, faisait l'objet d'une interdiction d'opérations ou d'une ordonnance semblable ou s'est vu refuser le droit de se prévaloir de toute dispense prévue par la loi pendant plus de 30 jours consécutifs ou a été déclaré failli ou a fait une cession volontaire de ses biens en vertu de la *Loi sur la faillite*, a fait une proposition concordataire en vertu de la législation sur la faillite ou l'insolvabilité ou a été poursuivi par ses créanciers, a conclu un concordat ou un compromis avec eux, a intenté des poursuites contre eux, a pris des dispositions ou fait des démarches en vue de conclure un concordat ou un compromis avec eux, ou s'est vu nommé un séquestre, un séquestre-gérant ou un syndic de faillite pour détenir ses biens, à l'exception de M. Brissenden, qui est administrateur de Regal Consolidated Ventures Limited faisant l'objet d'une interdiction d'opérations émise le 12 juin 2001 en raison de la non-production de ses états financiers. M. Brissenden était également administrateur de Trenton Industries Inc., société ayant été mise sous séquestre en 1995. M. Brissenden a démissionné de son poste au sein du conseil d'administration de Trenton Industries Inc. immédiatement avant sa faillite.

**Amendes et sanctions**

Aucun de nos administrateurs, de nos dirigeants ou des autres membres de la direction n'est, ou pendant la période de 10 ans précédant la date des présentes, n'a été (i) assujetti à des amendes ou à des sanctions imposées par un tribunal en vertu de la législation canadienne en valeurs mobilières ou par une Autorité canadienne en valeurs mobilières ou n'a conclu une entente de règlement avec une telle autorité; ou (ii) assujetti à toute autre amende ou sanction imposée par un tribunal ou une Autorité canadienne en valeurs mobilières qui serait susceptible d'être considérée comme étant importante par un investisseur raisonnable prenant une décision en matière de placement.

## RÉMUNÉRATION DES DIRIGEANTS

Le tableau suivant (présenté en conformité avec le règlement (le « règlement ») pris en application de la *Loi sur les valeurs mobilières* (Ontario)) présente l'ensemble de la rémunération annuelle et à long terme versée aux personnes qui étaient, au 31 décembre 2003, le chef de la direction, le chef des services financiers et nos trois autres hauts dirigeants les mieux rémunérés dont le total du salaire et de la prime ont excédé 150 000 $ (environ 117 575 $ US) (les « hauts dirigeants désignés ») en contrepartie des services rendus à nos filiales et qui nous sont rendus dans tous les domaines, et ce, pour les trois exercices terminés les 31 décembre 2003, 2002 et 2001 (dans la mesure requise par le règlement).

**Tableau sommaire de la rémunération**[1)]

| | | Rémunération annuelle | | | Rémunération à long terme |
|---|---|---|---|---|---|
| Nom et fonctions principales | Année | Salaire ($) | Prime ($) | Autre rémunération annuelle ($) | Titres visés par les options octroyées (nombre) |
| DOUGLAS SCHARF<br>Chef des services financiers[2)] | 2003 | 37 200 | Néant | Néant | 500 000 |

Notes :

1) M. Clifford Frame a démissionné des postes de président et de chef de la direction de la Société avec prise d'effet le 21 avril 2004. M. Peebles a été nommé président du conseil de la Société le 21 avril 2004 et a démissionné le 10 décembre 2004. M. George a été nommé président de la Société le 21 avril 2004. M. Frame n'a touché aucun salaire ni aucune prime et a reçu une somme de 58 700 $ à titre d'autre rémunération en 2003. M. Frame a reçu 6 600 000 options en 2003 et 1 400 000 options en 2002, qui ont toutes expiré sans avoir été levées. En 2002, M. Frame n'a touché aucun salaire, aucune prime ni aucune autre rémunération.

2) M. Scharf a été nommé premier vice-président et chef des services financiers le 7 octobre 2003.

Aucune option d'achat d'actions n'a été octroyée aux hauts dirigeants désignés, et ceux-ci n'en ont levé aucune, au cours de l'exercice terminé le 31 décembre 2003, à l'exception des 6 600 000 d'options d'achat d'actions octroyées à M. Frame, qui ont expiré sans avoir été levées en 2004, et des 500 000 options d'achat d'actions octroyées à M. Scharf.

Le tableau suivant (présenté en conformité avec le règlement) présente les détails relatifs à la valeur des options non levées en fin d'exercice, dans l'ensemble.

**Valeurs des options en fin d'exercice**[1)]

| | Options non levées au 31 décembre 2003 | | Valeur des options en jeu non levées au 31 décembre 2003 | |
|---|---|---|---|---|
| Nom | Pouvant être levées (nombre) | Ne pouvant être levées (nombre) | Pouvant être levées ($) | Ne pouvant être levées ($) |
| DOUGLAS SCHARF<br>Chef des services financiers[2)] | 500 000 | 0 | 7 500 $ | 0 $ |

Notes :

1) M. Frame a reçu 8 000 000 d'options au cours de 2002 et de 2003, qui pouvaient toutes être levées au 31 décembre 2003. Ces options avaient une valeur de 785 000 $ au 31 décembre 2003. M. Frame a démissionné des postes de président et de chef de la direction de la Société avec prise d'effet le 21 avril 2004 et toutes ces options précédemment octroyées ont expiré sans avoir été levées.

2) Le 5 juillet 2004, la Société a modifié le prix des 2 575 000 options précédemment octroyées à 0,10 $, y compris le prix des 500 000 options octroyées à M. Scharf. En fonction du prix révisé, la valeur des options octroyées à M. Scharf au 31 décembre 2003 se serait chiffrée à 7 500 $.

### Modification du prix des options

Le 5 juillet 2004, nos actionnaires ont approuvé la modification du prix des options précédemment octroyées à nos administrateurs, nos membres de la haute direction et nos employés. Conformément aux objectifs du régime d'options d'achat d'actions, nous avons modifié le prix des options en circulation en vue d'accroître la motivation personnelle de nos administrateurs, de nos membres de la haute direction et de nos employés, et ce, pour faire progresser nos intérêts. Le tableau suivant présente certains renseignements (comme l'exige le règlement sur les valeurs mobilières) concernant l'unique modification à la baisse du prix des options que nous avons effectuée au cours des dix années précédentes.

| Nom | Date de la modification du prix | Titres visés par les options dont le prix a été modifié (nombre) | Cours des titres au moment de la modification du prix (le titre) | Prix de levée au moment de la modification du prix (le titre) | Nouveau prix de levée (le titre) | Durée de la période de validation initiale restante des options à la date de la modification du prix |
|---|---|---|---|---|---|---|
| DOUGLAS SCHARF | 5 juillet 2004 | 500 000 | 0,09 $ | 0,24 $ | 0,10 $ | 4 ans |

### Titres autorisés aux fins d'émission aux termes des régimes de rémunération en actions

Le tableau suivant présente les détails de nos régimes de rémunération, en date du 31 décembre 2003, aux termes desquels l'émission de nos titres de participation a été autorisée.

| Catégorie de régime | Rémunération en actions<br>Nombre de titres devant être émis à la levée ou à l'exercice des options, des bons de souscription et des droits en circulation | Renseignements relatifs au régime<br>Prix de levée moyen pondéré des options, des bons de souscription et des droits en circulation | Nombre de titres restants disponibles aux fins d'émissions futures aux termes des régimes de rémunération en actions (à l'exception des titres figurant à la colonne (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Régime de rémunération en actions approuvé par les actionnaires | 16 500 000 | 0,16 $ | Néant |
| Régime de rémunération en actions non approuvé par les actionnaires | Néant | Néant | Néant |
| **Total** | **16 500 000** | **0,16 $** | **Néant** |

### Contrats d'emploi

M. Peter George est actuellement le président et un administrateur d'ONTZINC et il apporte un soutien technique dans le cadre des acquisitions, des nouveaux projets et des projets d'exploration. M. George reçoit des honoraires de conseils mensuels de 30 000 $, dont une somme de 10 000 $ doit être payée mensuellement, dont une somme de 10 000 $ doit être reportée jusqu'à ce que nous soyons en mesure de payer cette somme intégralement et dont une somme de 10 000 $ constitue une prime d'encouragement qui sera cumulée et payée à M. George s'il demeure à notre service pour une durée devant être convenue. Toute somme restante impayée sera cumulée et payée lorsque notre situation financière le permettra, et tous les honoraires impayés seront payés intégralement au plus tard le 30 avril 2006. De plus, M. George a le droit de participer à notre régime d'options d'achat d'actions et a le droit de recevoir des primes périodiques fondées sur l'atteinte d'objectifs précis, dont la somme et le moment du versement de ces primes seront déterminés par notre chef de la direction. À la suite de l'acquisition, M. George sera notre vice-président, Exploration.

Par l'intermédiaire de Douglas Scharf International Inc., M. Douglas Scharf est actuellement le chef des services financiers d'ONTZINC. M. Scharf est également, à l'heure actuelle, un administrateur d'ONTZINC. À titre de chef des services financiers, M. Scharf reçoit des honoraires de conseils mensuels de 30 000 $, dont une somme de 10 000 $ doit être payée mensuellement, dont une somme de 10 000 $ doit être reportée jusqu'à ce que nous soyons en mesure de payer cette somme intégralement et dont une somme de 10 000 $ constitue une prime d'encouragement qui sera cumulée et payée à M. Scharf s'il demeure à notre service pour toute une durée devant être convenue. Toute somme restante impayée sera cumulée et payée lorsque notre situation financière le permettra, tous les honoraires impayés devant être payés intégralement au plus tard le 30 avril 2006. En outre, M. Scharf a le droit d'adhérer à notre régime d'options d'achat d'actions et a le droit de recevoir des primes périodiques fondées sur l'atteinte d'objectifs précis, dont la somme et le moment du versement de ces primes seront déterminés par notre chef de la direction. À la suite de l'acquisition, M. Scharf sera notre vice-président directeur, Expansion de l'entreprise.

*Contrats d'emploi proposés*

À l'heure actuelle, nous n'avons conclu aucun contrat d'emploi avec des dirigeants de CMMB qui seront nos dirigeants à la suite de l'acquisition. Il est proposé que M. Peter R. Jones, notre président et chef de la direction, reçoive un salaire de 400 000 $ en 2005, ainsi qu'une prime correspondant au minimum à 50 % et au maximum à 100 % de son salaire. Il est proposé que M. John L. Knowles, notre vice-président et chef des services financiers, reçoive un salaire de 250 000 $ en 2005, ainsi qu'une prime correspondant au minimum à 25 % et au maximum à 75 % de son salaire. Il est proposé que M. Brian D. Gordon, notre vice-président et chef du contentieux, reçoive un salaire de 250 000 $ en 2005, ainsi qu'une prime correspondant au minimum à 25 % et au maximum à 75 % de son salaire. Il est proposé que M. H. Russell Rood, notre président, Division des produits miniers, reçoive un salaire de 250 000 $ en 2005, ainsi qu'une prime correspondant au minimum à 25 % et au maximum à 100 % de son salaire. Il est proposé que M. Alan Hair, notre vice-président, Métallurgie, sécurité, santé et environnement, reçoive un salaire de 225 000 $ en 2005, ainsi qu'une prime correspondant au minimum à 25 % et au maximum à 100 % de son salaire. Il est proposé que M. Tom A. Goodman, notre vice-président, Services techniques et ressources humaines, reçoive un salaire de 225 000 $ en 2005, ainsi qu'une prime correspondant au minimum à 25 % et au maximum à 75 % de son salaire. Chacun de nos dirigeants sera admissible à une participation à notre régime d'options d'achat d'actions et aura également droit à des avantages accessoires correspondant à son poste. Il est prévu que les contrats d'emploi de chacune de ces personnes prévoiront l'examen et le rajustement du niveau de rémunération un an après l'acquisition afin de tenir compte des normes de l'industrie. Le comité de rémunération du conseil d'administration procédera à cet examen et établira les rajustements nécessaires. Le comité de rémunération fixera également les primes devant être versées à chacun des dirigeants précités.

**Rémunération des administrateurs**

Nous n'avons versé aucune rémunération aux autres administrateurs qui ne sont pas des hauts dirigeants pour les réunions auxquelles ils ont assistées. Nous avons remboursé les menues dépenses raisonnables engagées par tous les administrateurs dans le cadre de leurs fonctions. Comme il est décrit ci-dessus, nous avons rémunéré deux cabinets juridiques, avec lesquels deux de nos administrateurs avaient un lien, pour les services juridiques fournis au cours de notre dernier exercice.

## ENDETTEMENT DES ADMINISTRATEURS ET DES HAUTS DIRIGEANTS

Aucun administrateur, haut dirigeant ou cadre de la Société, ni aucune personne ayant un lien avec l'un d'entre eux, n'a contracté de dette envers nous ou l'une quelconque de nos filiales. En outre, aucune des dettes contractées par ces personnes auprès d'une autre entité n'a fait l'objet d'une garantie, d'une entente de soutien, d'une lettre de crédit ou d'une entente similaire auprès de nous ou de l'une quelconque de nos filiales.

## MODE DE PLACEMENT

Aux termes d'une convention de placement pour compte (la « convention de placement pour compte ») que nous conclurons avec Valeurs mobilières GMP Ltée et La Corporation Canaccord Capital, Valeurs Mobilières Haywood Inc., Valeurs Mobilières Orion Inc., Les Associés Harris Ltée, McFarlane Gordon Inc. et Valeurs

mobilières Northern Inc. (collectivement, les « placeurs pour compte »), les placeurs pour compte conviendront d'offrir à des fins de vente, dans le cadre d'un placement pour compte, et nous conviendrons d'émettre et de vendre un maximum de 1 667 400 000 reçus de souscription, sous réserve des modalités qui y sont énoncées, au prix de 0,075 $ le reçu de souscription, qui nous sera payable sur remise des reçus de souscription. Le prix d'offre des reçus de souscription a été établi par voie de négociation entre nous et les placeurs pour compte.

Les obligations des placeurs pour compte aux termes de la convention de placement pour compte peuvent être résiliées à leur appréciation, en fonction de leur évaluation de l'état des marchés financiers et à la survenance de certains événements précis. Même si les placeurs pour compte ont convenu de vendre, dans la mesure du possible, les reçus de souscription offerts aux présentes, les placeurs pour compte ne seront pas tenus d'acquérir les reçus de souscription qui ne sont pas vendus. Les souscriptions de reçus de souscription seront reçues sous réserve du droit de les rejeter ou de les répartir, en totalité ou en partie, et sous réserve du droit de clore les registres de souscription à tout moment, sans préavis.

Aux termes de la convention de placement pour compte, nous avons convenu d'indemniser les placeurs pour compte et chacun des membres du même groupe qu'eux, de leurs administrateurs, membres de la direction, employés, associés et mandataires à l'égard de certaines responsabilités.

Nous avons octroyé aux placeurs pour compte une option (l'« option pour attributions excédentaires »), pouvant être levée en tout temps jusqu'à 30 jours suivant la clôture du présent placement, en vue d'offrir jusqu'à 250 110 000 reçus de souscription supplémentaires au prix d'offre (rajusté pour tenir compte de la consolidation, s'il y a lieu). L'option pour attributions excédentaires peut être levée en totalité ou en partie uniquement aux fins de couverture des attributions excédentaires, s'il y a lieu, ou de stabilisation du marché. Si l'option pour attributions excédentaires est levée après la clôture de l'acquisition, nous émettrons le nombre approprié d'actions ordinaires et de bons de souscription au lieu des reçus de souscription.

Nous avons convenu de payer aux placeurs pour compte une rémunération correspondant à 0,0045 $ pour chaque reçu de souscription vendu en contrepartie des services rendus dans le cadre du placement des reçus de souscription aux termes du présent placement, qui sera versée à la libération du produit entiercé. À la clôture du placement, nous remettrons aux placeurs pour compte un billet à ordre attestant de notre engagement à verser 1 000 000 $, laquelle portion des frais devra être payée sans égard à la réalisation de l'acquisition. En outre, nous avons convenu d'émettre aux placeurs pour compte, en conformité avec les directives de Valeurs mobilières GMP Ltée, le nombre de bons de souscription de courtier correspondant à 6 % du nombre total des reçus de souscription émis dans le cadre du placement, chacun de ces bons de souscription de courtier conférant au porteur le droit d'acquérir une action ordinaire à un prix correspondant à 115 % du prix d'offre (sous réserve d'un rajustement pour tenir compte de la consolidation) pour une période de 24 mois à compter de la date de clôture du placement.

Le présent prospectus vise l'octroi de l'option pour attributions excédentaires et le placement des reçus de souscription devant être émis à la levée de cette option et les bons de souscription de courtiers émis aux placeurs pour compte.

Si l'option pour attributions excédentaires est levée intégralement, le produit brut tiré du placement, la rémunération des placeurs pour compte et le produit net nous revenant, avant la déduction de nos dépenses dans le cadre du placement, estimées à 3 400 000 $, s'élèveront à 143 813 250 $, 8 628 795 $ et 135 184 455 $, respectivement.

Le présent prospectus vise également l'émission de la contrepartie en titres pour l'acquisition.

La Bourse de Toronto (la « TSX ») a approuvé conditionnellement l'inscription à sa cote des actions ordinaires et des bons de souscription. L'inscription est assujettie à ce que nous satisfassions toutes les exigences de la TSX au plus tard le 9 mars 2005, notamment le placement des bons de souscription auprès d'un nombre minimal de détenteurs publics de titres.

Si la clôture du présent placement a lieu parallèlement à la clôture de l'acquisition, ou si l'option pour attributions excédentaires est levée parallèlement à la clôture de l'acquisition, ou à la suite de celle-ci, les actions ordinaires et les bons de souscription seront émis directement aux acquéreurs en vertu des présentes en

remplacement des reçus de souscription. Dans un tel cas, le produit du placement ne sera pas bloqué. Se reporter à la rubrique intitulée « Emploi du produit ».

Conformément aux instructions générales de l'Autorité des Marchés Financiers (Québec) et de la Commission des valeurs mobilières de l'Ontario, les placeurs pour compte ne peuvent offrir d'acheter ni acheter les reçus de souscription ou les actions ordinaires pendant toute la durée de la période de distribution. La restriction précédente est assujettie à certaines exceptions, pourvu que l'offre d'acheter ou que l'achat n'est pas effectué dans le but de créer une activité réelle ou apparente sur ces titres ou d'en faire monter le cours. Ces exceptions visent les offres d'achat ou les achats autorisés en vertu des Règles universelles d'intégrité du marché gérées par les Services de réglementation du marché inc. relativement aux opérations de stabilisation du marché et de maintien passif du marché, ainsi que les offres d'achat ou les achats effectués pour le compte d'un client par suite d'un ordre qui n'a pas été sollicité pendant la période de distribution. Conformément à la première exception mentionnée, dans le cadre du présent placement et sous réserve des lois applicables, les placeurs pour compte peuvent effectuer des attributions excédentaires ou des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux différents de ceux qui pourraient autrement avoir cours sur le marché libre. Si elles sont commencées, ces opérations peuvent être interrompues à tout moment.

Les reçus de souscription, les actions ordinaires et les bons de souscription devant être émis contre des reçus de souscription et les actions ordinaires pouvant être émises à l'exercice des bons de souscription, n'ont pas été ni ne seront inscrits aux termes de la loi des États-Unis intitulée *Securities Act of 1933*, en sa version modifiée (la « Loi de 1933 »), ou de toute loi étatique sur les valeurs mobilières et ils ne peuvent être offerts ou vendus aux États-Unis ou à des personnes des États-Unis, ou pour leur compte ou à l'avantage de celles-ci, à moins d'êtres inscrits aux termes de la Loi de 1933 et des lois étatiques sur les valeurs mobilières applicables ou d'obtenir une dispense de celles-ci. Chaque placeur pour compte a convenu, sauf dans la mesure permise par la convention de placement pour compte, de ne pas offrir ni vendre les reçus de souscription dans le cadre du placement des reçus de souscription, en tout temps, aux États-Unis ou à des personnes des États-Unis ou pour le compte de telles personnes ou à leur avantage. Les termes utilisés dans le présent paragraphe et le paragraphe qui suit ont le sens qui leur est donné dans le règlement S pris en application de la Loi de 1933.

Le présent prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'achat des reçus de souscription aux États-Unis ou à des personnes des États-Unis ou à l'avantage de celles-ci. De plus, jusqu'à 40 jours après le commencement du placement des reçus de souscription, l'offre ou la vente des reçus de souscription au sein des États-Unis par un courtier, qui participe ou non au placement, pourrait contrevenir aux exigences d'inscription de la Loi de 1933.

## MODALITÉS DU PLACEMENT

Le présent placement consiste en 1 667 400 000 reçus de souscription au total, au prix de 0,075 $ le reçu de souscription. Chaque reçu de souscription conférera à son porteur le droit de recevoir, sans devoir payer une contrepartie supplémentaire ni devoir prendre d'autres mesures, une action ordinaire et un demi-bon de souscription à la satisfaction des conditions de libération du blocage (comme ce terme est défini ci-après).

Le texte qui suit est un résumé des caractéristiques importantes des reçus de souscription. **Le présent résumé ne prétend pas être exhaustif et est assujetti aux modalités de la convention relative aux reçus de souscription devant être conclue par la Société et doit être interprété dans son ensemble par renvoi à ces modalités, les placeurs pour compte et l'agent d'entiercement et devant porter la date de clôture.**

Les reçus de souscription seront émis à la date de clôture, conformément aux modalités de la convention relative aux reçus de souscription. Tous les reçus de souscription auront un rang égal.

Les fonds entiercés seront remis à l'agent d'entiercement et bloqués par celui-ci. Les fonds entiercés seront investis dans des obligations à court terme portant intérêt et des obligations émises à escompte qui sont émises ou garanties par le gouvernement du Canada, une province canadienne ou une banque canadienne à la condition que ces obligations aient obtenu une note d'au moins R1 (moyen) par DBRS Inc. ou une agence de notation équivalente, comme nous en donnerons la directive par écrit, en attendant que l'agent d'entiercement reçoive l'avis de libération du blocage que nous lui enverrons et qui sera contresigné par Valeurs mobilières GMP Ltée, pour le compte des placeurs pour compte. Cet avis de libération du blocage confirme que (i) toutes

les conditions préalables à l'acquisition prévues par la convention d'acquisition ont été respectées ou ont fait l'objet d'une renonciation à notre appréciation et que les renonciations aux termes de la convention de l'acquisition ou des modifications apportées à celle-ci ne font pas en sorte que le présent prospectus contienne une information trompeuse (comme ce terme est défini dans la législation en valeurs mobilières) et que les parties à la convention d'acquisition soient disposées à effectuer la clôture lors du prochain jour ouvrable; (ii) nos actionnaires ont approuvé la consolidation; et (iii) nous-même et le chef de file dans le cadre du financement par emprunt avons fournis à l'agent d'entiercement un avis conjoint confirmant que le financement par emprunt est clos ou est prêt à l'être le prochain jour ouvrable (collectivement, les « conditions de libération du blocage »), et enjoint à l'agent d'entiercement d'émettre et de remettre les actions ordinaires et les bons de souscription aux porteurs de reçus de souscription, de la manière et selon les conditions énoncées dans l'entente relative aux reçus de souscription. À la condition que les conditions de libération du blocage soient respectées avant l'échéance, l'agent d'entiercement (i) émettra aux porteurs de reçus de souscription, sans qu'ils aient à payer une contrepartie supplémentaire ni à prendre d'autres mesures, une action ordinaire et un demi-bon de souscription pour chaque reçu de souscription qu'ils détiennent; (ii) versera aux placeurs pour compte la rémunération des placeurs pour compte (en plus de l'intérêt produit ou du revenu réalisé sur celle-ci); et (iii) libérera le reste des fonds entiercés de la Société (en plus de l'intérêt produit ou des autres revenus réalisés sur ceux-ci) au plus tard à 10 h (heure de Toronto) à la date de clôture de l'acquisition. Si les conditions de libération du blocage ne sont pas respectées avant l'échéance, ou si la convention d'acquisition est résiliée avant l'échéance (dans l'un ou l'autre des cas, le « moment d'expiration »), l'agent d'entiercement remboursera aux porteurs de reçus de souscription, à compter du troisième jour ouvrable suivant le moment d'expiration, un montant correspondant au prix d'achat des reçus de souscription et à leur quote-part de l'intérêt produit ou des autres revenus réalisés sur ceux-ci (déduction faite de la retenue d'impôt applicable, s'il y a lieu).

Aux termes de la convention relative aux reçus de souscription, les acheteurs initiaux des reçus de souscription auront un droit de résolution contractuel après l'émission des actions ordinaires et des bons de souscription en leur faveur au moment de l'échange des reçus de souscription. Le droit de résolution conférera à l'acheteur le droit de recevoir la somme payée pour les reçus de souscription si le présent prospectus ou toute modification de celui-ci contient une information trompeuse, pourvu que ce droit de résolution soit exercé dans les 180 jours suivant la clôture du placement.

Sous réserve des lois applicables, nous aurons le droit d'acheter des reçus de souscription de gré à gré ou autrement.

Les souscriptions pour les reçus de souscription seront reçues sous réserve du droit de les rejeter ou de les attribuer en totalité ou en partie et il est possible de clore les registres de souscription en tout temps sans préavis. La clôture du présent placement devrait avoir lieu vers le 21 décembre 2004, ou à une autre date dont nous pourrons convenir avec les placeurs pour compte, mais, dans tous les cas au plus tard le 23 décembre 2004.

Les reçus de souscription, les actions ordinaires et les bons de souscription pouvant être émis à l'échange des reçus de souscription seront émis sous forme d'« inscription en compte seulement » et doivent être achetés ou transférés par l'intermédiaire d'un adhérent à la CDS. Nous ferons en sorte que des certificats globaux représentant les reçus de souscription, les actions ordinaires et les bons de souscription nouvellement émis soient remis à la CDS ou à son prête-nom, et soient inscrits au nom de la CDS ou de son prête-nom. Tous les droits des porteurs de ces titres doivent être exercés par l'intermédiaire de la CDS ou d'un adhérent à la CDS par l'entremise duquel les porteurs détiennent ces titres et tous les paiements ou toutes les autres sommes auxquels ces porteurs ont droit seront effectués ou remis par la CDS ou un adhérent à la CDS par l'entremise duquel les porteurs détiennent ces titres. Chaque personne qui acquiert des reçus de souscription ne recevra du courtier inscrit auprès ou par l'intermédiaire duquel les reçus de souscription sont acquis qu'une confirmation du client en conformité avec les pratiques et les procédures de ce courtier inscrit. Les pratiques adoptées par les courtiers inscrits peuvent varier, mais en règle générale, les confirmations d'achat sont émises rapidement après l'exécution de l'ordre du client. La CDS a la responsabilité d'établir et de maintenir les inscriptions en compte pour ses adhérents à la CDS ayant des participations dans les reçus de souscription. Nonobstant ce qui précède, les reçus de souscription, les actions ordinaires et les bons de souscription émis aux États-Unis ou à des personnes des États-Unis seront sous forme de certificat définitif remis à leur porteur.

**Les porteurs de reçus de souscription ne sont pas des actionnaires de la Société. Ils sont uniquement en droit de recevoir des actions ordinaires et des bons de souscription au moment de l'échange de leurs reçus de souscription ou d'exiger que nous rachetions les reçus de souscription au prix d'émission et de recevoir leur quote-part de l'intérêt produit ou du revenu réalisé sur ceux-ci, tel qu'il est décrit dans le présent prospectus. Se reporter à la rubrique intitulée « Description des titres faisant l'objet d'un placement — Reçus de souscription ».**

## INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de nos conseillers juridiques, Cassels Brock & Blackwell LLP, et Ogilvy Renaud, conseillers juridiques des placeurs pour compte, le texte qui suit, en date du présent placement, est un résumé des principales incidences fiscales fédérales canadiennes qui s'appliquent généralement, aux termes de la Loi de l'impôt, à un souscripteur qui acquiert des reçus de souscription dans le cadre du présent placement et qui, aux fins de la Loi de l'impôt et à tout moment pertinent, n'a aucun lien de dépendance avec la Société et n'est pas un membre du même groupe que celle-ci, et qui détient les reçus de souscription ou les actions ordinaires et les bons de souscription pouvant être émis à l'échange des reçus de souscription (collectivement, les « titres ») à titre d'immobilisations. En règle générale, les titres seront traités comme des immobilisations pour leur porteur, pourvu que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise d'achat et de vente de titres et qu'il ne les ait pas acquis dans le cadre d'une ou de plusieurs opérations considérées comme un risque à caractère commercial. Le présent résumé ne s'applique pas à un porteur qui est une institution financière (pour l'application des règles d'évaluation à la valeur du marché qui sont définies dans la Loi de l'impôt), une institution financière déterminée ou un porteur dans lequel une participation constitue un abri fiscal déterminé (comme ces termes sont définis dans la Loi de l'impôt).

Le présent résumé se fonde sur les faits énoncés dans le présent placement, sur les dispositions de la Loi de l'impôt et de son règlement d'application qui sont en vigueur en date du présent placement et sur la compréhension qu'ont les conseillers fiscaux des pratiques publiées actuellement par l'Agence du revenu du Canada (l'« ARC ») en matière d'administration et de cotisation, et tient compte de toutes les propositions précises visant à modifier la Loi de l'impôt et son règlement d'application annoncées publiquement par le ministre des Finances du Canada, ou au nom de celui-ci, avant la date du présent placement (les « propositions fiscales »). Rien ne garantit que les propositions fiscales seront mises en œuvre dans leur forme actuelle ni qu'elles le seront. Le présent résumé n'est pas un exposé exhaustif de toutes les incidences fiscales fédérales canadiennes possibles et, à l'exception des propositions fiscales, ne prend en considération ni ne prévoit aucun changement du droit, par voie législative, gouvernementale ou judiciaire, ni des politiques ou des pratiques administratives de l'ARC, ni ne tient compte d'aucune autre incidence ou loi fiscale fédérale, provinciale, territoriale ou étrangère, qui pourraient différer grandement de celles dont il est question dans le présent placement.

**Le présent résumé est de nature générale seulement et ne constitue pas un avis juridique ou fiscal à un porteur de titres en particulier. Par conséquent, les porteurs éventuels devraient consulter leurs propres conseillers fiscaux à la lumière de leur situation particulière.**

*Acquisition des actions ordinaires et des bons de souscription visés par les reçus de souscription*

Le porteur ne réalisera aucun gain ni ne subira aucune perte à l'échange d'un reçu de souscription contre une action ordinaire et un demi-bon de souscription qui s'y rattache. Les acquéreurs d'un reçu de souscription conférant au porteur le droit d'acquérir une action ordinaire et un demi-bon de souscription devront en répartir les coûts totaux entre l'action ordinaire et le demi-bon de souscription, sur une base raisonnable, en vue d'établir leur coût respectif pour l'application de la Loi de l'impôt. Nous attribuerons 0,0675 $ à chaque action ordinaire et 0,0075 $ au demi bon de souscription. Nous croyons que cette répartition est raisonnable, mais celle-ci ne liera par l'ARC.

Le coût, pour le porteur d'une action ordinaire et d'un demi-bon de souscription acquis à l'échange d'un reçu de souscription, comprendra la somme versée par ce porteur en contrepartie du reçu de souscription. Le prix de base rajusté, pour le porteur d'actions ordinaires, correspondra à la moyenne du coût de l'action ordinaire acquise à l'échange des reçus de souscription et du prix de base rajusté des autres actions ordinaires, le cas échéant, détenues par le porteur à titre d'immobilisations au moment de l'échange.

*Exercice ou expiration des bons de souscription*

Le porteur ne réalisera aucun gain ni ne subira aucune perte à l'exercice d'un bon de souscription. Le coût, pour le porteur d'une action ordinaire acquise à l'exercice d'un bon de souscription, correspondra au total (i) du prix de base rajusté, pour le porteur, du bon de souscription ainsi exercé, et (ii) du prix versé pour l'action ordinaire (c'est-à-dire le prix d'exercice du bon de souscription). Le coût, pour le porteur d'une action ordinaire acquise à l'exercice d'un bon de souscription, doit correspondre à la moyenne du prix de base rajusté (établi immédiatement avant l'exercice du bon de souscription) de toutes les autres actions ordinaires détenues par le porteur à titre d'immobilisation au moment de l'exercice du droit de souscription.

En règle générale, l'expiration d'un bon de souscription non exercé donnera lieu à une perte en capital correspondant au prix de base rajusté par le porteur du bon de souscription expiré.

*Dividendes sur les actions ordinaires*

Les dividendes reçus ou réputés être reçus sur les actions ordinaires par un particulier (y compris une fiducie) seront inclus dans le calcul du revenu du particulier aux fins de l'impôt et seront assujettis aux règles en matière de majoration des dividendes et de crédit d'impôt pour dividendes qui s'appliquent habituellement aux dividendes reçus de sociétés canadiennes imposables. Le dividendes imposables reçus par un particulier seront pris en considération dans le calcul de son obligation potentielle à l'égard de l'impôt minimum de remplacement. Le porteur qui est une société par actions inclura les dividendes reçus ou réputés avoir été reçus sur les actions ordinaires dans le calcul de son revenu aux fins de l'impôt et sera habituellement autorisé à déduire le montant de ces dividendes dans le calcul de son revenu imposable, de sorte qu'il n'aura aucun impôt à payer sur ceux-ci. Certaines sociétés par actions, y compris des sociétés privées ou des sociétés assujetties (comme ces termes sont définis dans la Loi de l'impôt) peuvent être tenues de payer un impôt remboursable aux termes de la partie IV de la Loi de l'impôt, au taux de 33 ⅓ % sur les dividendes reçus ou réputés être reçus sur les actions ordinaires, dans la mesure où ces dividendes sont déductibles dans le calcul de son revenu imposable.

*Autres dispositions de reçus de souscription, d'actions ordinaires et de bons de souscription*

La disposition réelle ou réputée, par le porteur d'un reçu de souscription (sauf, il est entendu, à l'échange de celui-ci contre une action ordinaire et un demi-bon de souscription) d'une action ordinaire ou d'un bon de souscription (à l'exclusion de la disposition d'un bon de souscription à l'exercice ou à l'expiration de celui-ci) entraînera généralement un gain en capital (ou une perte en capital) pour le porteur, correspondant au total de l'excédent (ou de l'insuffisance) du produit de disposition du reçu de souscription, de l'action ordinaire ou du bon de souscription, le cas échéant, sur le total du prix de base rajusté du reçu de souscription, de l'action ordinaire ou du bon de souscription pour le porteur, selon le cas, et des frais de disposition raisonnables. En règle générale, le prix de base rajusté d'un reçu de souscription, pour le porteur, correspondra à la somme versée pour son acquisition, majorée des coûts d'acquisition raisonnables. La moitié des gains en capital (un « gain en capital imposable ») doit habituellement être incluse dans le revenu du porteur pour l'année d'imposition de la disposition, tandis que la moitié d'une perte en capital (une « perte en capital déductible ») subie au cours d'une année d'imposition peut être habituellement déduite des gains en capital imposables réalisés au cours de l'année de disposition. L'excédent des pertes en capital déductibles sur les gains en capital imposables d'une année donnée peut être déduit des gains en capital imposables réalisés au cours des trois années d'imposition précédentes ou de toute année d'imposition ultérieure, sous réserve des règles détaillées contenues dans la Loi de l'impôt à cet égard. Le montant de la perte en capital subie par un porteur qui est une société par actions à la disposition d'actions ordinaires peut être réduit du montant des dividendes reçus ou réputés avoir été reçus par celui-ci, sous réserve des dispositions de la Loi de l'impôt et conformément à celles-ci. Des règles similaires peuvent s'appliquer à une société de personnes ou à une fiducie dont une société par actions, une fiducie ou une société de personnes est membre ou bénéficiaire. Un gain en capital réalisé par un porteur qui est un particulier peut donner lieu à un impôt minimum de remplacement. Si un porteur est une « société privée sous contrôle canadien », comme ce terme est défini dans la Loi de l'impôt, il peut être tenu de payer un impôt remboursable supplémentaire de 6 ⅔ % sur certains types de revenus, y compris l'intérêt et les gains en capital imposables.

Certains porteurs, dont les titres pourraient par ailleurs ne pas être considérés comme détenus à titre d'immobilisations, pourraient, dans certains cas, avoir droit à ce que leurs actions ordinaires soient traitées comme des immobilisations en faisant le choix irrévocable permis par le paragraphe 39(4) de la Loi de l'impôt.

*Remboursement du prix d'émission et des intérêts*

Si les conditions de libération du blocage ne sont pas satisfaites avant l'échéance, le porteur recevra le prix d'émission payé pour le reçu de souscription ainsi que sa quote-part des intérêts gagnés sur les fonds entiercés (déduction faite des retenues d'impôt applicables). En règle générale, le porteur ne réalisera aucun revenu ni aucun gain non plus qu'il ne subira aucune perte au moment ou le prix d'émission lui est remboursé.

Dans le cas où un porteur a le droit de recevoir sa quote-part des intérêts gagnés sur les fonds entiercés, le porteur qui est une société par actions, une société de personnes, une fiducie d'investissement à participation unitaire ou une fiducie dont une société par actions ou une société de personnes est un bénéficiaire sera tenu d'inclure dans le calcul de son revenu pour une année d'imposition donnée l'intérêt accumulé en sa faveur sur les fonds entiercés jusqu'à la fin de l'année d'imposition du porteur, ou l'intérêt à recevoir par celui-ci avant la fin de cette même année d'imposition, sauf si cet intérêt a été inclus dans le calcul du revenu du porteur pour une année d'imposition antérieure. Tout autre porteur qui a le droit de recevoir sa quote-part des intérêts gagnés sur les fonds entiercés sera tenu d'inclure dans son revenu, pour une année d'imposition donnée, l'intérêt reçu ou à recevoir par celui-ci au cours de cette même année d'imposition, selon la méthode que le porteur suit normalement pour le calcul de son revenu.

## FACTEURS DE RISQUE

Un placement dans nos titres est de nature spéculative et comporte des risques importants que les épargnants éventuels devraient examiner avec soin avant de faire l'acquisition de ces titres. Outre les facteurs de risque décrits ailleurs dans le présent prospectus, les facteurs de risque dont il faudrait tenir compte dans le cadre de l'évaluation de nos activités et de la décision d'investir dans notre société comprennent, notamment, ceux qui sont énoncés ci-dessous. L'un ou l'autre ou plusieurs de ces risques pourraient avoir une incidence négative importante sur la valeur d'un placement dans la Société et ceux-ci devraient être pris en considération lors de l'évaluation de nos activités.

### Risques liés à l'acquisition

*Notre endettement élevé à la suite de l'acquisition pourrait toucher de manière défavorable notre capacité à exploiter notre entreprise.*

À la réalisation de l'acquisition, nous aurons un niveau d'endettement élevé ainsi que d'importantes obligations au titre du service de la dette. En tenant compte de l'effet pro forma de l'acquisition et de son financement, au 30 septembre 2004, l'encours de notre dette se serait élevé à 249,8 millions de dollars, et notre ratio d'endettement total par rapport au total de notre capital aurait été de 1,83 à 1. Ce niveau élevé de levier pourrait avoir une incidence négative importante sur la Société à maints égards, notamment les suivants :

- restreindre notre marge de manœuvre en matière de planification ou d'adaptation face aux changements de notre entreprise ou des conditions du marché;
- restreindre notre capacité à obtenir du financement supplémentaire à l'avenir à des fins de fonds de roulement, de dépenses en capital et d'acquisitions ou aux fins générales de l'entreprise, et en particulier dans le cadre d'activités d'exploration et de mise en valeur de nos propriétés et de nos projets actuels;
- restreindre notre accès à l'encaisse disponible découlant de l'exploitation pour des acquisitions futures ou aux fins générales de notre entreprise;
- augmenter notre vulnérabilité aux répercussions engendrées par une conjoncture défavorable de l'économie et de l'industrie;
- nous placer dans une situation défavorisée par rapport à nos concurrents dont le degré d'endettement est moins élevé.

En outre, nous pourrions être incapables de générer suffisamment de flux de trésorerie de notre exploitation pour assurer le service de notre dette, auquel cas, nous pourrions être tenus de vendre des éléments d'actifs, de réduire nos dépenses en capital, de refinancer la totalité ou une partie de notre dette existante ou d'obtenir du financement supplémentaire, ce qui, dans un cas ou dans l'autre, pourrait toucher de manière défavorable notre exploitation ainsi que notre capacité à mettre en œuvre notre stratégie d'entreprise.

*Nous pourrions contracter des obligations et engager des coûts imprévus par suite de l'acquisition.*

Bien que nous ayons mené, à notre avis, une enquête prudente et exhaustive dans le cadre de l'acquisition, il demeure un degré de risque inévitable à l'égard d'obligations non divulguées ou inconnues liées à l'entreprise ou aux éléments d'actifs ayant fait l'objet de l'acquisition. À la suite de notre acquisition de CMMB, nous pourrions découvrir que nous avons acquis des obligations non divulguées importantes. De telles obligations pourraient avoir une incidence négative sur notre entreprise, notre situation financière, nos résultats d'exploitation ou nos flux de trésorerie.

*Les clauses restrictives de l'acte régissant les billets et la nouvelle facilité de crédit proposée pourraient nous empêcher de poursuivre des activités commerciales qui auraient autrement permis de rehausser nos résultats d'exploitation.*

Les modalités de l'acte régissant les billets limitent notre capacité, entre autres choses :

- à contracter des emprunts supplémentaires ou des obligations conditionnelles;
- à conclure des opérations de vente ou de cession-bail;
- à faire des placements;
- à établir les privilèges;
- à effectuer des dépenses d'investissement;
- à participer à des opérations avec des membres du même groupe;
- à vendre des actifs;
- à acquérir les actifs d'une autre société ou à se fusionner ou à se regrouper avec celle-ci.

Nous prévoyons que la nouvelle facilité de crédit proposée aura des clauses restrictives semblables et exigera le maintien de certains ratios financiers et le respect d'autres clauses de maintien non liées aux finances. Le respect de ces clauses restrictives et ratios financiers, de même que ceux pouvant être contenus dans toute autre convention d'emprunt à l'avenir, peuvent compromettre notre capacité à financer notre exploitation future ou nos besoins en capital ou à tirer partie d'autres occasions d'affaires favorables. Notre capacité à nous conformer à ces clauses restrictives et aux ratios financiers dépendra de notre rendement futur, qui peut être touché par des événements indépendants de notre volonté. Notre incapacité à nous conformer à l'une de ces clauses restrictives ou à l'un de ces ratios financiers entraînera un effet de défaut aux termes d'un instrument particulier d'emprunt, ce qui pourrait provoquer l'avancement de l'échéance de la dette aux termes de cet instrument et, dans certains cas, l'avancement de l'échéance de la dette aux termes d'autres instruments qui renferment des dispositions relatives à un manquement réciproque ou à un avancement de l'échéance réciproque. En cas de défaut, ou d'un manquement réciproque ou d'un avancement de l'échéance réciproque, nous pourrions ne pas avoir suffisamment de fonds disponibles pour effectuer les paiements requis aux termes de nos conventions d'emprunt. Si nous ne sommes pas en mesure de rembourser les montants exigibles aux termes des modalités de la convention de crédit régissant les facilités de crédit que nous pourrions conclure à l'avenir, ces prêteurs pourraient avoir le droit de prendre possession du bien donné en garantie de cette facilité dans la mesure requise pour rembourser ces emprunts. Dans un tel cas, nous pourrions ne pas être en mesure de rembourser intégralement les billets, si nous sommes en mesure de le faire.

**Risques liés à notre entreprise**

*Le cours des métaux est volatil.*

Notre bénéfice ainsi que notre situation financière sont tributaires des cours des métaux, lesquels peuvent fluctuer considérablement. Les prix des métaux dépendent, en bout de ligne, de la demande des utilisateurs finaux auxquels les métaux sont destinés. Les principaux utilisateurs finaux de zinc et de cuivre sont les industries sidérurgique et automobile, ainsi que les industries électrique et électronique, respectivement. Ces industries, ainsi que certaines autres qui utilisent du zinc ou du cuivre, sont de nature cyclique. La demande est touchée par de nombreux facteurs indépendants de notre volonté, y compris le niveau général de production industrielle, les taux d'intérêts, le taux d'inflation ainsi que la stabilité des taux de change, qui peuvent tous engendrer des fluctuations importantes des prix du zinc et du cuivre. Ces facteurs externes économiques sont à leur tour influencés par l'évolution des comportements d'investissement internationaux, des systèmes monétaires ainsi que des courants politiques. Le prix du zinc, du cuivre et d'autres métaux a subi d'importantes variations au cours des dernières années. Une chute future des prix pourrait réduire notre rentabilité de façon importante et faire en sorte que nous devions diminuer la production à nos exploitations (y compris, vraisemblablement, fermer une ou plusieurs de nos mines ou de nos installations); toutes ces mesures pourraient réduire les flux de trésorerie tirés de nos exploitations.

En outre, une baisse substantielle des prix des marchandises pourrait nous obliger à revoir nos calculs de réserve minérale ainsi que nos plans de durée de vie de la mine, ce qui pourrait entraîner une importante réduction de valeur de notre placement dans des propriétés minières ainsi qu'une augmentation des coûts d'amortissement, de remise en état des lieux et de fermeture. En plus de toucher de manière défavorable l'estimation de nos réserves ainsi que notre situation financière, une baisse des prix des marchandises pourrait se répercuter sur nos exploitations en nous obligeant à réévaluer la faisabilité d'un projet en particulier. Une telle réévaluation pourrait résulter d'une décision de gestion ou être requise dans le cadre de mécanismes de financement liés à un projet en particulier. Même s'il est établi que le projet sera économiquement viable en bout de ligne, la nécessité de mener une telle réévaluation pourrait entraîner des retards importants ou causer l'interruption de l'exploitation jusqu'à ce que la réévaluation soit terminée.

Nous pourrions entreprendre des activités de couverture à l'avenir, comme des contrats de vente à terme et des contrats d'option de vente et d'achat sur des marchandises, en vue de minimiser l'effet des baisses des prix des métaux sur nos résultats d'exploitation. Bien que ces activités de couverture peuvent nous protéger, dans une certaine mesure, contre les faibles prix des métaux, elles limitent également le prix que nous pouvons recevoir à l'égard des produits couverts. En conséquence, nous pourrions ne pas réaliser d'éventuels revenus si le cours d'un métal excède le prix établi dans un contrat d'options d'achat ou de vente à terme, ce qui pourrait toucher de façon défavorable nos résultats d'exploitation.

*Nos exploitations sont exposées aux fluctuations des devises.*

Puisque nos principales exploitations seront situées au Canada à la suite de l'acquisition, nos coûts ainsi que nos dépenses s'exprimeront principalement en dollars canadiens. Toutefois, notre revenu est lié aux cours du zinc et du cuivre qui sont libellés en dollars américains. Si le dollar canadien gagne de la valeur face au dollar américain, nos résultats d'exploitation et notre situation financière pourraient être touchés de manière très défavorable. Bien que nous utilisons des stratégies de couverture afin de limiter notre exposition aux fluctuations des devises, rien ne garantit que ces stratégies de couverture seront efficaces ni qu'elles minimiseront le risque lié à de telles fluctuations.

*Nous pourrions entreprendre des activités de couverture en vue de minimiser les effets des baisses des prix des métaux.*

Nous pourrions entreprendre des activités de couverture à l'avenir, comme des contrats de vente à terme et des contrats d'options de vente et d'achat sur des marchandises, en vue de minimiser l'effet des baisses des prix des métaux sur nos résultats d'exploitation. Bien que ces activités de couverture peuvent nous protéger, dans une certaine mesure, contre les faibles prix des métaux, elles limitent également le prix que nous pouvons recevoir à l'égard des produits couverts. En conséquence, nous pourrions ne pas réaliser d'éventuels revenus si le cours

d'un métal excède le prix établi dans un contrat d'options d'achat ou de vente à terme, ce qui pourrait toucher de façon défavorable nos résultats d'exploitation.

*Nous sommes exposés à d'importants risques environnementaux.*

Toutes les phases de nos activités sont soumises à la réglementation environnementale des différents territoires exploités. La façon dont évolue la législation environnementale nécessitera la mise en œuvre ainsi que l'application de normes en matière d'amendes et de pénalités accrues en cas de non-conformité, des évaluations environnementales plus rigoureuses des projets proposés ainsi qu'une augmentation de la responsabilité des sociétés et de leur dirigeants, administrateurs et employés. Par exemple, le 25 septembre 2004, le gouvernement fédéral canadien a publié un avis proposé exigeant la préparation ainsi que la mise en œuvre de plans de prévention de la pollution à l'égard de certaines substances toxiques particulières rejetées des fonderies et des affineries de métaux de base et des usines d'élaboration du zinc, y compris notre complexe métallurgique du Manitoba. L'avis proposé fixerait des émissions cibles de mercure, de dioxyde de souffre et de particules qui se situent en dessous de nos niveaux d'émission actuels. Rien ne garantit que les règles actuelles ou futures en matière d'environnement n'auront pas une incidence négative importante sur notre entreprise, notre situation financière et nos résultats d'exploitation. Une contamination est présente sur les propriétés que nous détenons ou avons détenues ou pour lesquelles nous exerçons ou avons exercé l'entretien, la gestion ou un contrôle, ce qui pourrait engendrer une exigence de prendre des mesures correctives pouvant occasionner des coûts importants. En outre, des dangers environnementaux peuvent menacer les propriétés dans lesquelles nous détenons des intérêts, dont nous ignorons l'existence à l'heure actuelle, et qui ont été provoqués par les propriétaires ou exploitants précédents ou existants des propriétés. Nous pourrions également acquérir des propriétés comportant des risques environnementaux.

La non-conformité aux lois, aux règlements et aux exigences applicables en matière de permis qui s'appliquent pourrait se traduire par la prise de mesures d'exécution, y compris des ordonnances rendues par les autorités réglementaires ou judiciaires en vue de faire cesser ou de restreindre les activités, et pourrait également comprendre des mesures correctives exigeant que soient engagées des dépenses en immobilisations, que soient installé de l'équipement supplémentaire, ou que soient prises des mesures de redressement. Il se pourrait que les parties à l'exploitation minière, y compris la Société, soient tenues d'indemniser les personnes qui subissent des pertes ou des dommages causés par les activités minières et qu'elles se fassent imposer des amendes ou des sanctions civiles ou pénales en raison de la violation des lois ou des règlements applicables.

Des modifications aux lois, aux règlements ou aux exigences applicables en matière de permis actuels, ou la mise en œuvre de telles mesures, pourrait avoir une incidence négative importante sur nous et entraîner une hausse des dépenses liées à l'exploration, et les obligations relatives au redressement ou à une remise en état, des dépenses en immobilisation ou des coûts de production, la réduction des niveaux de production des propriétés exploitées, ou l'abandon ou le retard de la mise en valeur de nouvelles propriétés minières.

*Nous sommes assujettis à une importante réglementation gouvernementale.*

Nos activités de forage, de traitement, de mise en valeur et d'exploration minière sont assujetties à diverses lois régissant les questions liées à la prospection, à mise en valeur, à la production, aux taxes, aux normes du travail et à la santé au travail, à la sécurité minière, aux substances toxiques ainsi qu'à d'autres questions. Les activités de forage et d'exploration sont également assujetties à diverses lois et divers règlements liés à la protection de l'environnement. Bien que nous croyons que nos activités d'exploration (y compris celles de CMMB) s'effectuent actuellement conformément à toutes les règles et tous les règlements applicables, rien ne garantit que de nouvelles règles et de nouveaux règlements ne seront pas édictés ou que les règles et les règlements existants ne seront pas mis en application d'une manière qui pourrait limiter ou freiner la production ou la mise en valeur de nos propriétés. Des modifications aux lois et aux règlements actuels régissant nos activités et nos exploitations ou une mise en application plus rigoureuse de ceux-ci pourraient avoir des répercussions négatives importantes sur notre entreprise, notre situation financière et nos résultats d'exploitation.

*Les coûts liés à la conformité au protocole de Kyoto pourraient avoir une incidence négative importante sur nos activités.*

Le Canada a ratifié le protocole de Kyoto lors de la Convention — cadre des Nations Unies sur les changements climatiques à la fin de 2002. Le protocole n'est pas encore en vigueur mais il le sera bientôt. Divers paliers gouvernementaux canadiens mettent actuellement en œuvre un certain nombre de mesures potentielles destinées à faire face aux obligations en matière de réduction d'émissions au Canada aux termes du protocole. Bien qu'il soit impossible de quantifier les répercussions du protocole et de la mise en œuvre de ces mesures à l'heure actuelle, leur effet probable se traduira par une augmentation du coût des combustibles fossiles, de l'électricité et du transport, une restriction des niveaux d'émissions industrielles, l'imposition de coûts accrus pour les émissions qui excèdent les niveaux autorisés et une hausse des coûts liés à la surveillance et à la communication de rapports. Le respect de ces initiatives pourrait avoir une incidence négative importante sur nos résultats d'exploitation.

*Une augmentation des coûts des concentrés pourrait toucher nos activités de manière défavorable.*

Nous nous fions à la disponibilité des concentrés de cuivre et, dans une moindre mesure, des concentrés de zinc afin d'exploiter le complexe métallurgique CMMB à plein rendement. La production des concentrés depuis les mines CMMB n'a pas été suffisante pour exploiter l'usine métallurgique à pleine capacité. En conséquence, CMMB a acheté dans le passé auprès de tiers d'importantes quantités de concentrés de cuivre et, dans une moindre mesure, de concentrés de zinc. Se reporter à la rubrique intitulée « Nos Activités — Exploitations ». À la suite de l'acquisition, nous nous attendons à acheter auprès de tiers de grandes quantités de concentrés de cuivre. Il se pourrait que nous achetions de plus en plus de concentrés de cuivre et de zinc à l'avenir, en raison de la chute de production aux mines CMMB, ce qui pourrait toucher de manière défavorable notre rentabilité, puisque le traitement des concentrés achetés est moins rentable que celui des concentrés internes.

La disponibilité des concentrés peut être influencée par un certain nombre de facteurs, dont plusieurs sont indépendants de notre volonté, notamment les difficultés d'exploitation aux mines des fournisseurs de concentrés. Des pénuries de ces concentrés se sont produites dans le passé et pourrait survenir à nouveau à l'avenir. Nous ne détenons aucun contrat d'achat de concentrés de zinc. Bien que nous disposions de ce genre de contrat en ce qui concerne les concentrés de cuivre, rien ne garantit que le fournisseur concerné sera en mesure de nous fournir les quantités convenues ou, si elles le sont, qu'elles suffiront à nos fins. Le prix que nous versons pour les concentrés est tributaire (i) des coûts de traitement et d'affinage qui sont établis selon le prix du marché en fonction de l'offre et de la demande de concentrés, et convenus entre les vendeurs de concentrés et CMMB, et (ii) des frais de transport des concentrés au complexe métallurgique CMMB de Flin Flon, et chacun de ces facteurs peut fluctuer considérablement. De même, une augmentation du prix des concentrés ou une réduction de leur disponibilité aura des répercussions négatives sur notre rentabilité ainsi que sur la viabilité économique de nos installations de traitement.

*Nos activités d'exploration pourraient ne pas se traduire par des découvertes de quantités commerciales de minerais.*

L'exploration et la mise en valeur de gisements minéraux comporte des risques importants. Parmi les propriétés explorées, peu deviendront en bout de ligne des mines en exploitation. Pour qu'un gisement minéral soit commercialement viable, plusieurs facteurs entrent en ligne de compte, notamment les caractéristiques particulières du gisement, comme la taille, la teneur et la proximité de l'infrastructure; les prix des métaux, qui sont de nature extrêmement cyclique; ainsi que la réglementation gouvernementale, notamment les règles portant sur les prix, les taxes, les redevances, le régime foncier, l'utilisation du sol, l'importation et l'exportation de minéraux ainsi que la protection de l'environnement. Même si nous repérons et acquérons un corps minéralisé économiquement viable, il peut s'écouler plusieurs années à compter des phases initiales de mise en valeur. Nous pouvons engager des dépenses importantes afin de repérer et d'établir les réserves minérales, d'élaborer des procédés métallurgiques et de construire des installations minières et des installations de traitement. En conséquence, nous ne pouvons pas vous garantir que nos efforts d'exploration ou de mise en valeur se traduiront par de nouvelles explorations minières commerciales ou qu'ils produiront de nouvelles réserves minérales destinées à remplacer ou à augmenter les réserves minérales actuelles.

*Les estimations de réserves minérales et des flux de trésorerie projetés peuvent se révéler inexactes.*

Il existe de nombreuses incertitudes propres à l'estimation des réserves minérales et des flux de trésorerie futurs pouvant découler de la production de celles-ci. Ainsi, les chiffres se rapportant aux réserves et aux ressources minérales ainsi qu'aux flux de trésorerie futurs contenus dans le présent prospectus ne constituent que des estimations. En ce qui touche les estimations des réserves minérales et des ressources minérales, rien ne garantit que les tonnages ni que les teneurs prévus seront obtenus, que les niveaux indiqués de récupération seront réalisés, ni que les réserves minérales pourront être extraites ou traitées de manière rentable. En outre, il pourrait y avoir un écart important entre les estimations des flux de trésorerie futurs et les flux de trésorerie « réels ». Les estimations des réserves minérales et des ressources minérales, ainsi que des flux de trésorerie futurs devant découler de la production de ces réserves minérales et de ces ressources minérales, sont nécessairement tributaires d'un certain nombre de facteurs et d'hypothèses variables, y compris les suivantes : les conditions de forage et les conditions géologiques qui peuvent ne pas avoir été entièrement établies au moyen des données d'exploration disponibles ou qui peuvent différer de la pratique d'exploitation actuelle, les antécédents de production d'une région comparés à la production d'autres régions productives, les effets présumés de la réglementation d'organismes gouvernementaux et les hypothèses concernant les prix des métaux, les taux de change, les taux d'intérêts, l'inflation, les coûts d'exploitation, les coûts liés à la mise en valeur et à l'entretien, les coûts liés à la remise en état des lieux, ainsi que la disponibilité de la main-d'œuvre et les coûts liés à celle-ci, à l'équipement, la matière première, ainsi que d'autres services nécessaires au forage et à l'affinage du minerai. En outre, rien ne garantit que la récupération minérale réalisée dans le cadre d'analyses de laboratoires à petite échelle pourra être reproduite dans des analyses à plus grande échelle et dans les conditions qui prévalent sur les lieux ou pendant la production. Pour ces raisons, les éstimations de nos réserves minérales et de nos ressources minérales contenues dans le présent prospectus, ainsi que leurs classifications en fonction de la probabilité de récupération, et toutes les estimations des flux de trésorerie futurs prévus en provenance de la production de ces réserves minérales et de ces ressources minérales, préparées par différents ingénieurs ou par les mêmes ingénieurs à différents moments, pourront varier considérablement. Le volume et la teneur réels des réserves minérales extraites et traitées, et les flux de trésorerie réels découlant de cette production pourraient différer des prévisions actuelles liées à ces estimations. Si nos réserves minérales et nos ressources minérales réelles ou nos flux de trésorerie sont inférieurs à nos estimations, nos résultats d'exploitation et notre situation financière pourraient être considérablement compromis.

*Les exploitations minières sont par essence dangereuses et soumises à des conditions ou à des événements indépendants de notre volonté, qui pourraient avoir une incidence négative importante sur notre entreprise; il se peut que ces risques et que ces dangers ne soient pas couverts par une assurance, ou qu'une telle assurance soit inadéquate.*

L'exploitation minière, y compris l'exploration et la mise en valeur des gisements minéraux, comporte généralement un degré élevé de risque. Nos exploitations sont exposées à tous les dangers et à tous les risques normalement associés aux activités d'exploration, de mise en valeur et de production de zinc métallique et de cuivre métallique, notamment les conditions environnementales défavorables; les accidents industriels, les problèmes de métallurgie et autres problèmes de traitement; les formations rocheuses inhabituelles ou imprévues; les glissements de terrain ou de talus; les affaissements ou les glissements structurels; les inondations ou les incendies; l'activité sismique; les coups de toit; les bris d'équipement; et les interruptions périodiques en raison de conditions météorologiques défavorables ou dangereuses.

Ces risques pourraient donner lieu à des dommages aux mines ou aux autres installations de production ou entraîner la destruction de ceux-ci, entraînant l'arrêt partiel ou complet de l'exploitation, un préjudice corporel ou un décès, des dommages environnementaux ou d'autres dommages à nos propriétés ou aux propriétés de tiers, des retards des activités minières et des pertes monétaires, et soulever d'éventuelles responsabilités juridiques. Les activités de broyage comportent des dangers comme des bris d'équipement ou des bris aux bassins de retenue des résidus qui pourraient causer une pollution environnementale en entraîner la responsabilité qui en découle.

Notre assurance ne couvrira pas tous les risques potentiels associés à nos exploitations. En outre, bien qu'il soit possible de s'assurer à l'égard de certains risques, il est possible que nous ne soyons pas en mesure de maintenir une couverture d'assurance à des primes raisonnables pour couvrir ces risques. De plus, l'assurance

contre certains risques comme la pollution de l'environnement ou d'autres dangers découlant de l'exploration et de la production n'est habituellement pas offerte à des conditions acceptables à la Société ou à d'autres sociétés du secteur minier. Il se pourrait de plus que notre responsabilité soit engagée à l'égard de la pollution ou d'autres dangers contre lesquels nous ne sommes pas assurés ou contre lesquels nous avons choisi de ne pas nous assurer en raison du coût élevé des primes ou pour d'autres raisons. Les pertes reliées à des événements de ce genre pourraient faire en sorte que nous devions engager des frais importants pouvant avoir une incidence négative importante sur notre rendement financier et nos résultats d'exploitation.

*Les titres de certaines de nos propriétés minières pourraient être contestés ou viciés.*

L'acquisition de titres de propriétés minières est un processus laborieux qui exige un temps considérable. Les titres d'une concession minière peuvent être contestés. Bien que nous croyons avoir pris toutes les mesures raisonnables pour nous assurer de la légitimité des titres de nos propriétés (y compris les propriétés devant être acquises dans le cadre de l'acquisition), rien ne garantit que le titre afférent à l'une ou l'autre de ces propriétés ne sera pas contesté ni affecté. Des tiers peuvent détenir des réclamations valables à l'encontre de certaines parties de nos intérêts, consistant notamment en des privilèges antérieurs non enregistrés, des ententes, des transferts ou des concessions, y compris des revendications territoriales aborigènes, et le titre peut être touché par, entre autres, des défauts non décelés. Ainsi, nous pourrions nous trouver dans l'impossibilité d'exploiter notre propriété ou d'exercer nos droits à l'égard de nos propriétés. Une déficience ou un défaut touchant le titre d'une de nos propriétés pourraient avoir une incidence négative importante sur nos activités, notre situation financière ou nos résultats d'exploitation.

*Nous pourrions être incapables d'acquérir des biens miniers intéressants à l'avenir.*

L'une de nos stratégies est de développer notre entreprise au moyen d'acquisitions de biens miniers intéressants et de qualité. Nous prévoyons rechercher de manière sélective des acquisitions stratégiques à l'avenir. Toutefois, rien ne garantit que des occasions d'acquisition adéquates se présenteront. En outre, des clauses restrictives dans nos titres d'emprunt actuels et futurs pourraient restreindre notre capacité à rechercher des acquisitions futures. Notre capacité à procéder à des acquisitions futures et à les intégrer efficacement selon des conditions qui nous sont favorables peuvent être restreintes par le nombre de cibles d'acquisition intéressantes, par les demandes internes de ressources, par la concurrence provenant d'autres sociétés minières et, dans le mesure nécessaire, par notre capacité à obtenir un financement en des termes avantageux, à supposer que nous puissions en obtenir.

*L'intensité de la concurrence pourrait réduire notre part de marché ou nuire à notre rendement financier.*

L'industrie minière est hautement concurrentielle et nous faisons face à de nombreuses sociétés dont les ressources financières et techniques sont plus importantes que les nôtres. Puisque les mines ont une durée de vie limitée, nous devons livrer concurrence à d'autres entreprises qui cherchent à obtenir des réserves minérales grâce à l'acquisition de nouvelles propriétés. En outre, nous rivalisons également avec la concurrence à l'égard de l'expertise technique afin de trouver, de mettre en valeur et d'exploiter ces propriétés, la main d'œuvre pour les exploiter ainsi que le capital nécessaire au financement de celles-ci. Plusieurs concurrents non seulement se livrent à l'exploration et au forage du métal de base, mais exercent des activités d'affinage et de commercialisation sur une base globale. Une telle concurrence pourrait faire en sorte que nous soyons incapables d'acquérir les propriétés souhaitées, de recruter ou de retenir des employés compétents ou d'obtenir le capital nécessaire au financement de nos exploitations et à la mise en valeur de nos propriétés. Nous livrons également concurrence aux fabricants de matériaux ou de produits de rechange pour lesquels le zinc et le cuivre sont habituellement utilisés. La concurrence existante ou future au sein du secteur minier pourrait avoir une incidence négative importante sur nos possibilités d'exploration minière et notre succès futur.

*Une augmentation du prix de l'énergie pourrait avoir une incidence négative sur nos activités.*

Les exploitations et les installations minières sont de grands utilisateurs d'électricité et de carburant à base de carbone. Les prix de l'énergie peuvent être touchés par de nombreux facteurs indépendants de notre volonté, y compris l'offre et la demande régionales et mondiales, les conditions politiques et économiques ainsi que les régimes de réglementation applicables. Les prix de diverses sources d'énergie peuvent augmenter de manière

importante comparativement à leurs niveaux actuels. Une augmentation des prix de l'énergie pourrait avoir une incidence négative importante sur nos résultats d'exploitation et sur notre condition financière.

*Nos revenus dépendront de notre production des métaux; le maintien des niveaux de production actuels ou l'augmentation de notre production minérale dépend de notre capacité à amener de nouvelles mines en phase de production et à augmenter les réserves minérales aux mines existantes.*

Nous générons des revenus principalement grâce à la production et à la vente de métaux. Compte tenu de toute expansion ou autre mise en valeur futures, la production des exploitations existantes aux mines CMMB devrait chuter au cours de la DVM. En outre, il peut exister un écart important entre ces estimations de production et de durée de vie de la mine comprises dans le présent prospectus et la production réelle ou la durée de vie productive des mines en question étant donné que la faisabilité des réserves minérales et des ressources minérales est largement tributaire de la conjoncture du marché, du cadre réglementaire et de la technologie disponible. En conséquence, notre capacité à maintenir notre production actuelle ou à augmenter notre production annuelle de métaux et à générer des revenus de ceux-ci sera largement tributaire de notre capacité à découvrir, à acquérir et à amener de nouvelles mines en phase de production et à augmenter les réserves minérales des mines existantes.

*Les coûts liés à la remise en état et à la fermeture des lieux pourraient avoir une incidence négative sur nos flux de trésorerie découlant de l'exploitation.*

Étant donné les incertitudes qui règnent à l'égard des futurs coûts liés à l'enlèvement des immobilisations et à la restauration de nos propriétés, y compris celles détenues par CMMB, la date finale d'enlèvement des immobilisations et de restauration du site ainsi que les coûts y afférents à l'avenir pourrait différer des estimations actuelles. Nos estimations à l'égard de cette obligation future sont tributaires de changements fondés sur des modifications aux lois et à la législation qui s'appliquent, de la nature des opérations en cours et des innovations technologiques. À la demande d'ONTZINC, Howe a préparé une estimation du scénario le plus défavorable en ce qui a trait aux dépenses en immobilisations environnementales totales liées à la fermeture et à la remise en état qui s'élèvent à 92 millions de dollars. Tel qu'il est présenté dans les états financiers de la Société mère CMMB, au 31 décembre 2003, nous estimons que les dépenses en immobilisations totales liées à la fermeture de toutes les installations situées au Manitoba et en Saskatchewan s'élèveront environ à 51,1 millions de dollars. Les provinces de la Saskatchewan et du Manitoba nous ont informés que, à leur avis, l'estimation préparée par CMMB relativement aux coûts de remise en état est trop basse et que la sûreté pour les obligations relatives à la remise en état pourrait être insuffisante. Toute modification future à nos frais de remise en état et de fermeture de la mine (soit dans nos estimations ou relativement aux coûts réels) pourrait avoir une incidence négative et importante sur nos résultats d'exploitation futurs.

En outre, les autorités de réglementation de divers territoires nous obligent à afficher des garanties financières afin de garantir en totalité ou en partie les obligations liées à la remise en état et à la restauration future des lieux dans ces territoires. Le montant et la nature des garanties financières dépendent d'un certain nombre de facteurs, notamment de notre situation financière et des estimations de coûts liés à la remise en état des lieux. Des modifications à ces montants, ainsi qu'à la nature de la caution devant être fournies, pourraient entraîner une hausse importante de nos coûts, de sorte que l'entretien et la mise en valeur des mines existantes et nouvelles seraient moins économiquement faisables. À l'heure actuelle, la garantie que CMMB offre aux gouvernements des provinces de la Saskatchewan et du Manitoba se compose de l'équipement, des immeubles et des aménagements qui sont situés dans son complexe métallurgique. Pour pallier la lacune éventuelle de l'estimation des obligations de CMMB en matière de remise en état dont ces provinces nous ont informés, nous fournirons une garantie supplémentaire sous forme d'une lettre de crédit d'une somme de 13 millions de dollars en attendant les résultats d'une nouvelle étude de faisabilité de remise en état. Nous prévoyons fournir une telle garantie en utilisant une portion du produit net du placement. Toutefois, les provinces peuvent exiger d'autres garanties financières. Dans la mesure où la valeur de la caution fournie aux provinces ne suffit plus à couvrir le montant de garantie financière que nous sommes tenus d'afficher ou devient insuffisante pour ce faire, nous serions tenus de remplacer ou de compléter la garantie existante par des formes de garantie plus coûteuses, ce qui pourrait inclure des dépôts en espèces, ce qui réduirait notre encaisse disponible pour nos exploitations et nos activités financières. Rien ne garantit que nous serons capables de maintenir notre niveau actuel de garantie financière ou de l'augmenter. Nous pourrions ne pas avoir des ressources en capital suffisantes pour compléter la garantie existante.

Bien que nous comptabilisions les coûts de fermeture future, nous ne constituons aucune réserve en espèces à l'égard de ces obligations ni ne finançons par ailleurs ces obligations à l'avance. En conséquence, nous devrons faire face à une importante charge décaissée lorsque nous devrons procéder à la fermeture et à la restauration des sites miniers qui peuvent, entre autres, se répercuter sur notre capacité à faire face à nos obligations dans le cadre de notre endettement ou de nos autres obligations contractuelles. Étant donné l'importance de ces charges décaissées, il se pourrait que nous soyons incapables de les financer avec des espèces tirées de nos activités d'exploitation ou d'autres ressources en capital disponibles. Nous ne pouvons pas vous garantir que nous serons en mesure d'obtenir un financement à des conditions satisfaisantes afin de financer ces charges. Si nous sommes incapables de financer les coûts liés à l'enlèvement des immobilisations et à la restauration du site, les autorités de réglementation pourraient saisir la caution qui garantit ces obligations en réalisation de sûretés. Nous pourrions ne pas disposer de ressources en capital suffisantes pour compléter notre sûreté existante. De plus, les ressources en capital que nous utilisons à cette fin réduiront nos ressources disponibles pour notre exploitation et nos engagements, notamment l'acquittement de nos obligations à l'égard des billets.

*La fermeture temporaire de l'une ou l'autre de nos exploitations pourrait nous exposer à des coûts importants et nuire à notre accès à une main-d'œuvre qualifiée.*

Nous pouvons, à l'occasion, devoir fermer temporairement nos installations de fonderie de cuivre et/ou d'affinage de zinc, ou une ou plusieurs de nos mines si elles ne sont plus considérées comme viables sur le plan commercial. Plusieurs facteurs peuvent faire en sorte que nos installations ne soient plus considérées comme viables sur le plan commercial, dont plusieurs sont indépendantes de notre volonté. Ces facteurs comprennent des changements défavorables des taux d'intérêts ou des taux de change des devises, des diminutions du prix du zinc ou du cuivre ou des taux du marché à l'égard des coûts liés au traitement et à l'affinage, des augmentations des coûts de transport des concentrés et des augmentations des coûts de main-d'œuvre. Au cours de ces fermetures temporaires, nous devrons continuer à dépenser des capitaux afin d'assurer le maintien de l'usine et de l'équipement. Il se peut que nous devions également engager des coûts de main-d'œuvre importants en raison d'une fermeture temporaire si nous devons donner aux employés un préavis avant tout licenciement ou leur accorder une indemnité de départ à l'égard d'un licenciement prolongé. De plus, des fermetures temporaires peuvent nuire à notre accès futur à une main-d'œuvre qualifiée, puisque les employés qui sont licenciés peuvent chercher un emploi ailleurs. Ainsi, si les installations de fonderie de cuivre et/ou d'affinage de zinc sont fermées pour une période prolongée, il se pourrait que nous devions engager des coûts de réparation des dommages causés à l'environnement des sites d'usines, ce qui nous occasionnerait des coûts supplémentaires. Compte tenu des coûts engendrés par une fermeture temporaire de nos installations, nous pourrions plutôt choisir de continuer à exploiter ces installations à perte. Cette situation pourrait avoir une incidence défavorable importante sur nos résultats d'exploitation et notre situation financière.

*Nous sommes tenus d'obtenir des permis gouvernementaux afin de mener des travaux d'exploitation minière.*

À l'heure actuelle, des approbations et des permis gouvernementaux sont nécessaires dans le cadre de la totalité de nos exploitations et il se peut que des approbations ou que des permis supplémentaires soient requis ultérieurement. Nous devons obtenir et maintenir divers licences et permis, dont ceux relatifs au contrôle de la qualité de l'air, à l'eau et à l'électricité, et les permis municipaux. La durée et le succès des efforts que nous déployons en vue d'obtenir les permis dépendent de plusieurs variables indépendantes de notre volonté. Le fait d'obtenir les permis gouvernementaux pourrait augmenter les coûts et entraîner des délais, selon la nature de l'activité faisant l'objet de l'autorisation et l'interprétation des exigences applicables mises en œuvre par l'autorité qui accorde le permis. Rien ne garantit que tous les permis nécessaires seront obtenus ni que, s'ils le sont, les coûts engagés ne seront pas supérieurs à nos estimations ou que nous serons capables de conserver ces permis. Dans la mesure où de telles approbations sont nécessaires mais qu'elles ne sont ni obtenues ni conservées, nos exploitations pourraient être freinées ou nous pourrions ne pas être en mesure de procéder aux activités d'exploration, de mise en œuvre ou d'exploitation prévues des propriétés minières.

*Des interruptions des services de transport ou une augmentation des coûts de transport pourraient avoir une incidence négative importante sur notre entreprise, notre situation financière et nos résultats d'exploitation.*

Aux propriétés CMMB, nous dépendons d'un seul chemin de fer et de certains réseaux ferroviaires sur courtes distances pour le transport des concentrés achetés à notre complexe métallurgique de Flin Flon et pour le transport des produits du complexe métallurgique de Flin Flon à des installations de traitement et à nos clients. Il se peut que les installations de forage et de traitement futures soient exposées à une semblable dépendance. Une perturbation de ces services de transport en raison de problèmes liés aux conditions climatiques, à des grèves, à des lock-out ou à d'autres événements pourraient avoir une incidence négative importante sur nos exploitations. Si le transport de nos produits n'est plus disponible, notre capacité à commercialiser nos produits pourrait en souffrir. De plus, des augmentations de nos coûts de transport par rapport à ceux de nos concurrents pourrait faire en sorte que nos exploitations soient moins concurrentielles, ce qui pourrait nuire à notre rentabilité.

*Nous dépendons du personnel de gestion et des cadres supérieurs clés.*

Nous dépendons d'un certain nombre de membres du personnel de gestion, y compris des services de certains employés clés de CMMB. Notre capacité à gérer nos activités d'exploration et de mise en valeur, et par le fait même notre succès, dépendra en grande partie des efforts de ces personnes. Nous n'avons pas conclu de contrat d'emploi avec l'une ou l'autre de ces personnes clés par suite de l'acquisition. Nous sommes confrontés à une concurrence intense pour obtenir du personnel qualifié, et rien ne garantit que nous serons capables d'attirer et de retenir de tels employés. Nous ne maintenons pas d'assurance « dirigeants d'entreprise ». Par conséquent, le départ d'un ou de plusieurs de ces membres du personnel de gestion clés pourrait avoir une incidence négative importante sur la Société.

*Notre entreprise sera tributaire des bonnes relations avec nos employés.*

La production à nos installations minières dépend des efforts de nos employés. Bien que certains employés syndiqués de CMMB aient consenti à l'intégration de clauses d'interdiction de grève dans leur convention collective, lesquelles sont en vigueur jusqu'en 2012, rien ne garantit que notre entreprise ne devra pas supporter des arrêts de travail. En outre, les relations avec les employés peuvent être touchées par des modifications au mécanisme de relations de travail que pourraient présenter les autorités gouvernementales pertinentes des territoires où nous exerçons nos activités. Des modifications à de telles lois ou à d'autres aspects de notre relation avec nos employés pourraient se traduire par des grèves, des lock-out ou d'autres arrêts de travail, pouvant tous avoir une incidence négative importante sur notre entreprise, nos résultats d'exploitation et notre situation financière.

*Nous sommes exposés aux risques de crédit liés aux clients à qui CMM fait crédit dans le cours normal de ses activités et dans le cadre de certains contrats de produits dérivés.*

Nos comptes débiteurs sont détenus par CMM. CMM fournit du crédit à ses clients dans le cours normal de ses activités. Bien que CMM limite les risques de crédit en procédant à des évaluations du crédit de ses clients, réalisant une partie importante de ses ventes au comptant et maintenant une assurance sur ses comptes débiteurs, si les clients manquent à leur obligation de rembourser le crédit qui leur est accordé, les résultats d'exploitation pourraient être touchés de manière défavorable importante. De plus, nous concluons des contrats de produits dérivés pour lesquels nous n'obtenons pas de caution ni d'autres sûretés. En cas d'inexécution de la part de cocontractants à l'égard de tels contrats de produits dérivés, nous pourrions être exposés à des risques de crédit supplémentaires.

**Risques liés au placement**

*Il n'existe aucun marché pour la négociation active des reçus de souscription et il n'est pas prévu qu'un tel marché se concrétisera.*

À l'heure actuelle, il n'existe aucun marché sur lequel les reçus de souscription peuvent être vendus. Par conséquent, il se peut que les acquéreurs de reçus de souscription soient incapables de revendre les reçus de souscription achetés dans le cadre du présent prospectus. Nous avons demandé l'inscription à la cote de la TSX

des actions ordinaires et des bons de souscription pouvant être émis à l'échange des reçus de souscription. L'inscription sera assujettie au respect par nous de toutes les exigences de la TSX.

*Le cours de notre action pourrait être touché de manière défavorable par des facteurs indépendants de notre volonté.*

Les titres de micro-entreprises et d'entreprises à faible capitalisation ont connu des périodes de volatilité importante dans le passé, souvent en fonction de facteurs non reliés au rendement financier ou aux perspectives des entreprises concernées. Ces facteurs comprennent les développements macro-économiques en Amérique du nord et à l'échelle mondiale ainsi que les perceptions du marché à l'égard de l'intérêt suscité par des secteurs en particulier. Le prix de notre action est également susceptible d'être touché de manière importante par des modifications à court terme des prix du zinc ou du cuivre ou de notre situation financière ou des résultats d'exploitation présentés dans les rapports trimestriels sur nos résultats. D'autres facteurs non reliés à notre rendement qui peuvent avoir une incidence sur le prix des actions ordinaires comprennent ce qui suit : l'importance des données analytiques publiques pour les épargnants à l'égard de notre entreprise peut être limitée si les banques d'investissement dotées de capacités de recherche continuent à ne pas surveiller nos titres; l'amoindrissement du volume de négociation et de l'intérêt du marché dans son ensemble à l'égard de nos titres peut toucher la capacité d'un épargnant à négocier un nombre important d'actions ordinaires; et la taille de notre flottant peut limiter la capacité de certaines institutions à investir dans nos titres.

En raison de l'un ou l'autre de ces facteurs, le cours des actions ordinaires à un moment donné peut ne pas refléter avec exactitude notre valeur à long terme. Des recours collectifs se rapportant à des placements de titres ont été intentés contre des sociétés à la suite de périodes de volatilité du cours de leurs titres. Il se peut que nous soyons à l'avenir la cible de semblables recours. Des litiges en valeurs mobilières pourraient entraîner des coûts et des dommages importants et solliciter l'attention de la direction ainsi que ses ressources.

## LITIGES

En mai 2004, un certain nombre de demandeurs ont intenté une action, dans l'état de la Caroline du Nord, contre Zochem, CMM ainsi qu'un certain nombre d'autres défendeurs, réclamant des dommages-intérêts d'une somme indéterminée et alléguant qu'ils avaient été blessés par une explosion qui s'est produite à une usine de produits pharmaceutiques. Les demandeurs ont allégué que Zochem et/ou CMM concevaient, fabriquaient, vendaient et fournissaient des produits chimiques utilisés dans la fabrication d'un composé de caoutchouc qui était dangereux, défectueux et susceptible de causer des explosions. CMMB a retenu les services de conseillers juridiques en Caroline du Nord et ne peut, à l'heure actuelle, évaluer sa responsabilité potentielle dans le cadre de cette réclamation.

Une action a été intentée contre La compagnie d'exploration et de développement de la Baie d'Hudson Limitée, Exploration Anglo-Américaine (Canada) et certains employés, alléguant un abus de confiance à l'égard de concessions minières jalonnées par les défendeurs dans le Nord québécois. Le demandeur a allégué que les défendeurs avaient fait mauvais usage de renseignements confidentiels, lui ayant porté préjudice. Le demandeur demande, entre autres, que les concessions lui soient transférées, et réclame également des dommages non précisés.

En 1994, CMMB a reçu 18,5 millions de dollars à la suite d'un arrangement à l'amiable. L'Agence du revenu du Canada a remis en question le fait que CMMB traite les fonds reçus à titre de dommages non imposables. Des pourparlers entre CMMB et l'Agence du revenu du Canada ont eu lieu à cet égard, et cette question pourrait mener à une poursuite.

CMMB a été désignée co-défendante dans le cadre de deux actions alléguant divers actes fautifs commis relativement à l'utilisation et à l'exploitation du barrage de White Sand et de la station hydroélectrique de Island Falls en Saskatchewan. Les demandeurs ont réclamé un total de 1 milliard de dollars à titre de dommages-intérêts compensatoires et plus de 100 millions de dollars à titre de dommages-intérêts exemplaires. L'une des précédentes filiales de CMMB a construit et a exploité le barrage jusqu'à ce que celui-ci soit transféré à la SaskPower en 1981. Les demandeurs allèguent, dans le cadre des deux actions, que les terres sur lesquelles les installations hydroélectriques ont été érigées sont des terres visées par des droits ancestraux. Aucune autre mesure n'a été entreprise par les demandeurs pour faire progresser leurs réclamations depuis 1995.

Une réclamation a été déposée auprès de la CMMB à l'égard du décès d'un employé en milieu de travail. Nous comprenons qu'une telle réclamation est prescrite en vertu de la *Loi sur les accidents du travail*. Nous comprenons que CMMB croit disposer d'une défense valable relativement à cette réclamation et qu'elle ne devrait pas être tenue responsable à l'égard de celle-ci. Le médecin légiste en chef de la province du Manitoba a également entrepris une enquête sur ce décès en milieu de travail. L'enquête est actuellement en cours. En novembre 2004, la réclamation a été rejetée par le conseil des accidents de travail.

Sauf de la manière prévue ci-dessus, nous n'avons connaissance d'aucun autre litige en cours imminent ou en instance contre la Société en date des présentes qui serait important par rapport à notre situation financière ou à nos résultats d'exploitation.

## DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À l'exception de ce qui est exposé ci-dessous ou divulgué ailleurs dans le présent prospectus, aucun des administrateurs, des hauts dirigeants ou des actionnaires principaux de la Société, ni aucune des personnes qui ont un lien avec eux ou qui sont membres du même groupe qu'eux, n'ont, ni n'ont eu, un intérêt important, direct ou indirect, à l'égard d'une opération réalisée au cours des trois dernières années ni aucune opération projetée ayant eu ou qui aura une incidence importante sur nous ou l'une ou l'autre de nos filiales.

### Soutien financier pour l'acquisition de Balmat

Dans le cadre de notre acquisition de la mine Balmat, St. Lawrence Zinc Company LLP, l'une de nos filiales, a reçu de l'aide de Frame Mining Company (« FMC »), société contrôlée par un ancien chef de la direction et un ancien administrateur d'ONTZINC. FMC a consenti un prêt de 1 000 000 $ US à notre filiale afin que cette dernière prenne a sa charge une sûreté environnementale. De plus, FMC a offert une sûreté à l'égard d'un prêt-projet projeté de 4 000 000 $ US à notre filiale. À titre de sûreté à l'égard de ces dettes, nous avons donné en gage une participation de 51 % dans notre filiale. Aux termes de cette entente, 26 % de la participation détenue à titre de sûreté nous a été remise à la suite du remboursement du prêt de 1 million de dollars américains par FMC et d'un paiement supplémentaire de 200 000 $ US. La participation restante de 25 % détenue à titre de sûreté a été déchargée lors du remboursement final de 800 000 $ US à FMC.

### Règlement de la dette

En 2003, nous avons réglé les créances d'entités liées de l'ordre de 362 724 $, par l'émission de 3 022 691 actions ordinaires.

### Conventions avec les parties Frame

Aux termes d'une convention datée du 17 juin 2004 (la « convention du mois de juin »), Frame Mining Corporation, Curraghdale Inc. et Curraghdale Corp. (collectivement « les parties Frame ») ont vendu à M. Greg J. Peebles, qui était alors le président du conseil et chef de la direction d'ONTZINC, 20 000 000 d'actions ordinaires et 9 544 798 bons de souscription d'actions ordinaires d'ONTZINC. La convention du mois de juin prévoyait un prix d'achat global de 3 600 000 $. De ce prix d'achat, la somme de 15 000 $ a été versée le 17 juin 2004, 180 000 $ étaient payables en douze versements mensuels consécutifs de 15 000 $ chacun, chaque versement étant payable le 20^e^ jour de chaque mois, à compter du 20 juillet 2004 et prenant fin le 20 juin 2005, et le solde de 3 405 000 $ étant payable le 2 juillet 2005. Le solde impayé du prix d'achat est garanti par la mise en gage des titres achetés et le recours des parties Frame est limité aux titres achetés. En date des présentes, M. Peebles a informé ONTZINC qu'il avait acquitté tous les versements mensuels requis. Si les titres achetés sont vendus avant le paiement intégral de ceux-ci, pour un montant supérieur au prix d'achat initial de 0,18 $ l'action, ou si le jour précédant la date où le solde du prix d'achat est payable, le cours des actions ordinaires excède 0,18 $, ou 0,20 $ dans le cas des bons de souscription, les parties Frame ont le droit de recevoir de M. Peebles 20 % de l'excédent, sous réserve d'une limite totale de 5 000 000 $. M. Peebles a divulgué les modalités de cette convention à certains membres du conseil d'administration d'ONTZINC le 8 décembre 2004.

Le 8 décembre 2004, M. Peebles, les parties Frame et M. Clifford Frame ont conclu une autre convention (la « convention du mois de décembre »). M. Peebles a également signé la convention du mois de décembre pour le compte d'ONTZINC, même si aucun autre dirigeant ou administrateur d'ONTZINC n'a examiné la

convention du mois de décembre avant sa signature et, par conséquent, le caractère exécutoire de cette convention pour ONTZINC est incertain. La convention du mois de décembre prévoit que M. Peebles a le droit de régler la portion impayée du prix d'achat aux termes de la convention du mois de juin en versant 1 500 000 $ aux parties Frame. De cette somme, 1 million de dollars est payable à la clôture de l'acquisition et le solde est payable au plus tard le 17 janvier 2005. En outre, la convention du mois de décembre prévoit que ONTZINC est tenue de verser, à la clôture de l'acquisition, la somme de 120 000 $ à Frame Mining Corporation et à Curraghdale Inc. afin de régler les réclamations déposées par Curraghdale Inc. pour la rémunération des services rendus par M. Clifford Frame entre le 1er novembre 2003 et le 21 avril 2004, alors qu'il agissait à titre de président du conseil et de chef de la direction d'ONTZINC, et à l'égard d'une réclamation par Frame Mining Corporation pour le remboursement d'un prêt de 10 000 $. La convention du mois de décembre prévoit, en outre, que ONTZINC doit rendre disponibles aux parties Frame 20 000 000 de reçus de souscription offerts aux termes du présent prospectus au prix d'offre. Aux termes de la convention du mois de décembre, les arrangements précités doivent être réalisés au plus tard à la date de clôture de l'acquisition et, dans tous les cas, au plus tard le 31 décembre 2004, à défaut de quoi la convention du mois de décembre ne sera plus valide.

**Placement privé du mois de septembre**

M. Peebles et M. Irwin, notre secrétaire et un administrateur, ont acquis 10 millions d'unités et 200 000 unités d'ONTZINC, respectivement, aux termes d'un placement privé réalisé le 30 septembre 2004, au prix de 0,05 $ l'unité. Dans le cadre du processus de révision du présent prospectus, la Commission des valeurs mobilières de l'Ontario a soulevé le fait que ces opérations ont été effectuées alors que M. Peebles et M. Irwin auraient pu disposer d'informations importantes non divulguées concernant l'acquisition qui n'avaient pas été dévoilées au grand public. En réponse à ces inquiétudes, sans toutefois admettre aucun acte irrégulier ni illégal, M. Peebles et M. Irwin ont retourné à ONTZINC les titres acquis par eux dans le cadre du placement privé, au prix de souscription initial de 0,05 $ l'unité. ONTZINC a annulé ces titres.

**Démission de M. Gregory J. Peebles**

Le 10 décembre 2004, une décision mutuelle a été prise par ONTZINC et M. Peebles selon laquelle celui-ci devait donner sa démission à titre de président du conseil, chef de la direction et administrateur d'ONTZINC. Une convention a été conclue, selon laquelle ONTZINC a convenu de verser à M. Peebles, à la clôture du présent placement, la somme de 500 000 $. Au moment de son départ, M. Peebles recevait une rémunération au taux de 500 000 $ par année et il avait droit à une prime annuelle correspondant à un maximum de 100 % de son salaire annuel, cette prime, le cas échéant, devant être établie par les administrateurs d'ONTZINC. M. Peebles avait également droit à divers avantages indirects en rapport avec son poste.

## VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Nos vérificateurs sont KPMG s.r.l., comptables agréés, Toronto (Ontario).

L'agent d'entiercement pour les reçus de souscription est Equity Transfer Services Inc., à ses bureaux principaux de Toronto, en Ontario. L'agent des transfert et agent chargé de la tenue des registre est Equity Transfer Services Inc., à ses bureaux principaux de Toronto, en Ontario.

## CONTRATS IMPORTANTS

Les seuls contrat importants que nous avons conclus au cours des deux années précédant la date des présentes ou que nous conclurons dans le cadre du présent placement, à l'exception des contrats conclus dans le cours normal des activités, sont les suivants :

1. la convention d'acquisition dont il est question à la rubrique intitulée « Évolution générale de l'entreprise — Acquisition de CMMB »;
2. la convention d'acquisition de Balmat dont il est question à la rubrique intitulée « Évolution générale de l'entreprise »;
3. le régime de droits dont il est question à la rubrique intitulée « Description des titres faisant l'objet d'un placement — Droits »;

4. la convention de placement pour compte dont il est question à la rubrique intitulée « Mode de placement »;
5. la convention relative aux reçus de souscription dont il est question à la rubrique intitulée « Description des titres faisant l'objet d'un placement »;
6. la convention de bons de souscription dont il est question à la rubrique intitulée « Description des titres faisant l'objet d'un placement — Bons de souscription ».

Des exemplaires des conventions mentionnées ci-dessus peuvent être consultés à notre siège social pendant les heures normales d'ouverture au cours de la période de placement des titres visés par les présentes, et pendant une période de 30 jours par la suite.

## EXPERTS

Certaines questions d'ordre juridique relatives au placement des reçus de souscription seront examinées par Cassels Brock & Blackwell LLP, pour notre compte, et par Ogilvy Renault, pour le compte des placeurs pour compte.

## DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution de son engagement à acquérir des titres. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, ces lois permettent également à l'acquéreur de demander la nullité, ou, dans certains territoires, des dommages-intérêts par suite des opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces recours en nullité ou en dommages-intérêts doivent être intentés par l'acquéreur à l'intérieur du délai prescrit par la législation en valeurs mobilières de la province de cet acquéreur. L'acquéreur devra se reporter aux dispositions applicables de ces lois et consulter un conseiller juridique.

## GLOSSAIRE DES TERMES MINIERS

Le texte qui suit est un glossaire des termes figurant dans le présent prospectus.

| | |
|---|---|
| basalte | Terme général désignant les roches ignées mafiques de couleur foncée, généralement extrusives, mais pouvant être intrusives localement (par exemple, sous forme de dykes), composées principalement de plagioclase calcique et de clinopyroxène; l'équivalent à grains fins de gabbro. La néphéline, l'olivine, l'orthopyroxène ou le quartz peuvent être présents. Adj. basaltique. |
| concentrateur | Usine où le minerai est séparé en métaux précieux (concentrés) et en rejets (stériles). Un appareil dans une telle usine, par exemple, la cellule de flottation, le montage, l'électroaimant, la table à secousse. Appelé également installation de préparation mécanique. |
| felsique | Adjectif mnémonique formé de (fe) pour feldspath, de (l) pour feldspathoïde et de (s) pour silice donné aux roches de couleur claire qui contiennent une quantité abondante d'un ou de plusieurs de ces composants. S'applique également aux minéraux eux-mêmes, les principaux minéraux felsiques sont le quartz, le feldspath, le feldspathoïde et la muscovite. |
| grillage | Chauffage d'un minerai en vue de provoquer certains changements chimiques qui faciliteront la fusion. |
| hectare | Un hectare correspond à 2,47 acres |
| ICM | Institut canadien des mines, de la métallurgie et du pétrole. |
| Kt | Un millier de tonnes. |
| lixiviation sous pression | Lors de l'extraction chimique des constituants précieux du minerai, l'emploi d'un autoclave pour accélérer le procédé grâce à une température et à une pression élevée. |
| mafic | Relatif au silicate lithogénétique ferromagnésien ou composé principalement de celui-ci; se dit de certaines roches ignées et leurs minéraux constituants. |
| métallurgie | La science relative à l'extraction des métaux de minerai au moyen de procédés mécaniques et chimiques et la préparation de ces derniers à des fins d'utilisation. |
| mine | Excavation dans la croûte terrestre en vue d'en extraire des minéraux. L'excavation peut se faire en surface, à ciel ouvert ou dans des travaux souterrains. |
| minerai | Combinaison naturelle d'un ou plusieurs minéraux qui, à un moment et à un endroit particuliers, peuvent être extraits et vendus à profit, ou à partir duquel certaines parties peuvent être extraites de manière rentable. |
| minéralisation | Le ou les procédés par lesquels un minerai ou des minéraux sont introduits dans une roche, donnant lieu à un gisement valorisable ou potentiellement valorisable. Il s'agit d'un terme général intégrant divers types; par exemple, un remplissage d'une fissure, l'imprégnation et le remplacement. |
| MM | Millions. |
| mm | Millimètres (0,001 mètre). |
| NC 43-101 | Norme canadienne 43-101 — Information concernant les projets miniers des autorités canadiennes en valeurs mobilières. |
| once ou oz | Once troy, correspondant à environ 31,103 grammes. |

| | |
|---|---|
| récupération | Terme utilisé dans la métallurgie pour indiquer la proportion d'un matériau rentable obtenu dans le traitement. Généralement indiqué en pourcentage d'un métal de valeur récupéré des matériaux traités comparativement au total du métal de valeur présent. |
| réserves minérales | Les réserves minérales désignent la partie économiquement exploitable des ressources minérales mesurées ou indiquées, démontrée par au moins une étude préliminaire de faisabilité. L'étude doit inclure les renseignements adéquats sur l'exploitation minière, le traitement, la métallurgie, les aspects économiques et d'autres facteurs pertinents démontrant qu'il est possible, au moment de la rédaction du rapport, de justifier l'extraction rentable. Les réserves minérales comprennent les matériaux de dilution et des provisions pour pertes subies lors de l'exploitation. Les réserves minérales sont les parties des ressources minérales qui, après application de tous les aspects miniers, permettent d'obtenir le volume et la teneur estimative qui, de l'avis de la personne qualifiée établissant les estimations, constituent le fondement d'un projet économiquement viable après avoir pris en considération l'ensemble des aspects pertinents relatifs au traitement, à la métallurgie, à l'économie, à la commercialisation, aux questions juridiques, à l'environnement, aux questions socio-économiques et aux questions gouvernementales. Les réserves minérales comprennent les matériaux de dilution qui seront extraits parallèlement aux réserves minérales et acheminées à l'usine de traitement ou à l'installation correspondante. L'expression « réserves minérales » ne signifie pas nécessairement que les installations d'extraction sont en place ou en exploitation ou que toutes les approbations gouvernementales ont été obtenues. Ce terme signifie toutefois qu'il existe des attentes raisonnables d'obtenir de telles approbations. Les réserves minérales sont divisées en réserves minérales prouvées et réserves minérales probables. Les réserves minérales appartiennent à l'une des catégories suivantes : |
| « Réserves minérales prouvées » | La partie économiquement exploitable des ressources minérales mesurées, démontrée par au moins une étude préliminaire de faisabilité. L'étude doit inclure les renseignements adéquats sur l'exploitation minière, le traitement, la métallurgie, les aspects économiques et d'autres facteurs pertinents justifiant l'extraction rentable au moment de la rédaction du rapport. |
| « Réserves minérales probables » | La partie économiquement exploitable des ressources minérales indiquées et, dans certains cas, des ressources minérales mesurées, démontrée par au moins une étude préliminaire de faisabilité. L'étude doit inclure les renseignements adéquats sur l'exploitation minière, le traitement, la métallurgie, les aspects économiques et autres facteurs pertinents démontrant qu'il est possible, au moment de la rédaction du rapport, de justifier l'extraction rentable. |
| ressources minérales | Des concentrations ou indices minéralisés d'une substance naturelle solide présente au sein de la croûte terrestre ou sur celle-ci, qu'il s'agisse d'une substance inorganique ou d'une substance organique fossilisée, dont la forme, la quantité et la teneur ou qualité sont telles qu'elles présentent des perspectives raisonnables d'extraction rentable. La localisation, la quantité, la teneur, les caractéristiques géologiques et la continuité des ressources minérales sont connues, estimées ou interprétées à partir de preuves et de connaissances géologiques spécifiques. Les ressources minérales appartiennent à l'une des catégories suivantes : |
| « Ressources minérales mesurées » | La partie des ressources minérales dont la quantité et la teneur ou la qualité, la densité, la forme et les caractéristiques physiques sont si bien établies que l'on peut les estimer avec suffisamment de confiance pour permettre une |

considération adéquate de paramètres techniques et économiques en vue de justifier la planification de la production et l'évaluation de la viabilité économique du dépôt. L'estimation est fondée sur des renseignements détaillés et fiables relativement à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages dont l'espacement est assez serré pour confirmer à la fois la continuité de la géologie et des teneurs.

« Ressources minérales indiquées » — La partie des ressources minérales dont on peut estimer la quantité et la teneur ou la qualité, la densité, la forme et les caractéristiques physiques avec un niveau de confiance suffisant pour permettre la mise en place appropriée de paramètres techniques et économiques en vue de justifier la planification minière et l'évaluation de la viabilité économique du dépôt. L'estimation est fondée sur des renseignements détaillés et fiables relativement à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages dont l'espacement est assez serré pour émettre une hypothèse raisonnable sur la continuité de la géologie et des teneurs.

« Ressources minérales présumées » — La partie des ressources minérales dont on peut estimer la quantité et la teneur ou la qualité, en se fondant sur des preuves géologiques et sur un échantillonnage limité ainsi que sur une continuité de la géologie et de la teneur pour lesquelles on peut émettre une hypothèse raisonnable sans que cela soit vérifié. L'estimation est fondée sur des renseignements et des échantillons limités provenant d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages et réunie par l'utilisation des techniques appropriées.

séquence lithologique — Succession chronologique de roches sédimentaires des roches anciennes inférieures aux roches supérieures moins âgées, sans autre interruption; par exemple une série de roches litées de portée interrégionale, limitées par des discordances.

stérile — La gangue et d'autres résidus provenant du lavage, de la concentration ou du traitement du minerai souterrain.

stratiforme — Se dit de la forme d'une couche, d'un lit ou d'une strate, composée de filons minces ou de couvertures plus ou moins parallèles, comme les intrusions stratiformes.

stratigraphie — La science relative aux strates rocheuses. La stratigraphie concerne non seulement la succession initiale et la relation d'âge des strates rocheuses, mais également leur forme, distribution, composition lithologique, contenu fossile, propriétés géophysiques et géochimiques; mais également tous les aspects et caractéristiques des roches sous forme de strate; et leurs interprétations en termes d'environnement ou de mode d'origine et d'histoire géologique.

teneur — La quantité de métal valorisable de chaque tonne ou minerai, exprimée en grammes par tonne pour les métaux précieux.

teneur limite — Teneur limite minimale de minerai à laquelle une tonne de roches peut être traitée de manière rentable.

teneur récupérée — Constitue la teneur de métal réelle réalisée par le procédé métallurgique et le traitement du minerai, d'après l'expérience réelle ou les essais en laboratoire.

tonne — Une tonne métrique, 1 000 kilogrammes ou 2 204,6 livres.

tonne anglaise — Unité de mesure impériale, 1 102 kilogrammes.

treuil à deux tambours — Une installation d'extraction dotée de deux tambours qui peut fonctionner séparément ou ensemble à l'aide d'un embrayage.

**Table de conversion**

| Pour convertir | À | Multiplié par |
|---|---|---|
| Tonnes courtes | Tonnes | 1,10231 |
| Tonnes longues | Tonnes | 0,98422 |
| Livres | Tonnes | 2204,62 |
| Onces (troy) | Tonnes | 32 150 |
| Onces (troy) | Kilogrammes | 32,150 |
| Onces (troy) | Grammes | 0,03215 |
| Onces (troy)/tonne courte | Grammes/tonne | 0,02917 |
| Acres | Hectares | 2,47105 |
| Miles | Kilomètres | 0,62137 |
| Pied | Mètres | 3,28084 |

## TABLE DES MATIÈRES DES ÉTATS FINANCIERS

*États financiers consolidés pro forma non vérifiés*

**ONTZINC CORPORATION**

*30 septembre 2004*

## RAPPORT SUR LA COMPILATION DES ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA

Aux administrateurs de ONTZINC Corporation

Nous avons lu le bilan consolidé pro forma non vérifié de ONTZINC Corporation (la « société » ou « ONTZINC ») au 30 septembre 2004 ainsi que les états consolidés pro forma des résultats non vérifiés des neuf mois arrêtés à cette date et de l'exercice terminé le 31 décembre 2003 qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « ONTZINC » avec ceux des états financiers consolidés non vérifiés de la société au 30 septembre 2004 et pour les neuf mois arrêtés à cette date ainsi qu'avec ceux des états financiers consolidés vérifiés de la société pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête « CMMB » avec ceux des états financiers consolidés non vérifiés de 152640 Canada Inc., société mère de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée (« CMMB »), au 30 septembre 2004 et pour les neuf mois arrêtés à cette date ainsi qu'avec ceux des états financiers vérifiés de CMMB pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.
3. Nous avons pris des renseignements auprès de certains représentants de la société, responsables des questions financières et comptables, au sujet :
   a) du mode de détermination des rajustements pro forma;
   b) de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux exigences de la législation canadienne sur les valeurs mobilières.
4. Ces représentants :
   a) nous ont décrit le mode de détermination des rajustements pro forma;
   b) ont déclaré que les états financiers pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences de la législation canadienne sur les valeurs mobilières.
5. Nous avons lu les notes complémentaires des états financiers pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des rajustements pro forma qui nous a été décrit.
6. Nous avons recalculé l'application des rajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « ONTZINC » et « CMMB » au 30 septembre 2004, pour les neuf mois arrêtés à cette date et pour l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants présentés dans les colonnes portant l'en-tête « Chiffres pro forma » étaient arithmétiquement exacts.

Un état financier pro forma est fondé sur des hypothèses de la direction et sur des rajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des rajustements pro forma et de l'application des rajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Toronto, Canada
Le 14 décembre 2004

/s/ KPMG s.r.l.
Comptables agréés

**ONTZINC CORPORATION**
**BILAN CONSOLIDÉ PRO FORMA NON VÉRIFIÉ**
**30 septembre 2004**
**(en milliers de dollars)**

| | ONTZINC | CMMB | Rajustements pro forma (note 2) | | Chiffres pro forma |
|---|---|---|---|---|---|
| **ACTIF** | | | | | |
| **Actif à court terme** | | | | | |
| Encaisse | 2 951 $ | 25 908 $ | (299 194)$ | a) | 36 120 $ |
| | | | (13 000) | a) | |
| | | | 114 152 | b) | |
| | | | 205 303 | c) | |
| Débiteurs | — | 70 744 | — | | 70 744 |
| Stocks | — | 87 205 | — | | 87 205 |
| Charges payées d'avance et autres actifs à court terme | 399 | 11 596 | — | | 11 995 |
| Tranche à court terme de la juste valeur des instruments dérivés | — | 8 486 | — | | 8 486 |
| | 3 350 | 203 939 | 7 261 | | 214 550 |
| Encaisse affectée | — | — | 13 000 | a) | 13 000 |
| Placements | — | 152 | — | | 152 |
| Immobilisations corporelles | 126 | 367 409 | — | | 367 535 |
| Propriétés minières, concessions et frais d'exploration reportés | 9 227 | — | — | | 9 227 |
| Dépôts liés à l'environnement | 1 841 | — | — | | 1 841 |
| Juste valeur des instruments dérivés | — | 5 259 | — | | 5 259 |
| Frais de financement reportés | 135 | — | 9 300 | c) | 9 435 |
| Frais d'acquisition reportés | 760 | — | (760) | a) | — |
| | 15 439 $ | 576 759 $ | 28 801 $ | | 620 999 $ |
| **PASSIF** | | | | | |
| **Passif à court terme** | | | | | |
| Créditeurs et charges à payer | 1 770 $ | 67 256 $ | — $ | | 69 026 $ |
| Tranche à court terme des obligations découlant des contrats de location-acquisition | — | 2 748 | — | | 2 748 |
| Tranche à court terme de la dette à long terme | — | 2 000 | — | | 2 000 |
| Tranche à court terme de la juste valeur des instruments dérivés | — | 2 092 | — | | 2 092 |
| | 1 770 | 74 096 | — | | 75 866 |
| Obligations découlant des contrats de location-acquisition | — | 10 836 | — | | 10 836 |
| Obligations au titre de la dette | 1 839 | 15 500 | — | | 17 339 |
| Passif découlant des régimes de retraite | — | 34 684 | 18 000 | a) | 52 684 |
| Autres avantages sociaux futurs | — | 38 168 | 31 147 | a) | 69 315 |
| Obligation liée à la mise hors service d'immobilisations | 822 | 32 818 | — | | 33 640 |
| Juste valeur des instruments dérivés | — | 855 | — | | 855 |
| Charge reportée au titre des instruments dérivés | — | 6 653 | — | | 6 653 |
| Autres passifs à long terme | — | 1 048 | | | 1 048 |
| Billets garantis de premier rang | — | — | 214 603 | c) | 214 603 |
| Actions privilégiées rachetables | — | 1 270 241 | (1 270 241) | a) | — |
| **CAPITAUX PROPRES** | | | | | |
| Actions ordinaires | 25 647 | 15 021 | (15 021) | a) | 3 668 |
| | | | (21 979) | d) | |
| Reçus de souscription | — | — | 114 152 | b) | 114 152 |
| Contrepartie pour l'acquisition versée en titres | — | — | 13 000 | a) | 13 000 |
| Souscription d'actions à recevoir | (340) | — | — | | (340) |
| Bons de souscription | 6 554 | — | — | | 6 554 |
| Surplus d'apport | 2 740 | 117 847 | (117 847) | a) | 2 740 |
| Composante capitaux propres des débentures convertibles | 1 250 | — | — | | 1 250 |
| Écarts de conversion cumulatifs | — | (277) | 277 | a) | — |
| Déficit | (24 843) | (1 040 731) | 1 040 731 | a) | (2 864) |
| | | | 21 979 | d) | |
| | 11 008 | (908 140) | 1 035 292 | | 135 160 |
| | 15 439 $ | 576 759 $ | 28 801 $ | | 620 999 $ |

Approuvé par le conseil,

(signé) RICHARD W. BRISSENDEN (signé) PETER GEORGE

*Les notes ci-jointes font partie intégrante des présents états financiers pro forma.*

**ONTZINC CORPORATION**

**ÉTAT CONSOLIDÉ PRO FORMA DES RÉSULTATS**

**Neuf mois arrêtés au 30 septembre 2004**

**(en milliers de dollars)**

| | ONTZINC | CMMB | Rajustements pro forma (note 3) | | Chiffres pro forma |
|---|---|---|---|---|---|
| Produits | | | | | |
| Chiffre d'affaires net | — $ | 385 026 $ | — $ | | 385 026 $ |
| Autres produits | 19 | 7 088 | — | | 7 107 |
| | 19 | 392 114 | — | | 392 133 |
| Charges | | | | | |
| Frais d'exploitation | — | 308 378 | — | | 308 378 |
| Frais généraux et administratifs | 5 208 | 6 068 | — | | 11 276 |
| Amortissement, épuisement et charge de désactualisation | 168 | 41 168 | 996 | b) | 42 332 |
| Perte de change | 64 | 2 192 | — | | 2 256 |
| Gain sur les instruments dérivés | — | (4 342) | — | | (4 342) |
| Intérêts débiteurs | 723 | — | 15 492 | a) | 16 215 |
| | 6 163 | 353 464 | 16 488 | | 376 115 |
| Bénéfice (perte) avant les impôts | (6 144) | 38 650 | (16 488) | | 16 018 |
| Charge fiscale (recouvrement) | (397) | (150) | — | | (547) |
| Bénéfice (perte) de la période | (5 747)$ | 38 800 $ | (16 488)$ | | 16 565 $ |
| Bénéfice (perte) par action (note 4) | | | | | |
| de base | (0,89)$ | | | | 0,24 $ |
| dilué(e) | (0,89)$ | | | | 0,24 $ |
| Nombre moyen pondéré d'actions ordinaires en circulation (note 4) | | | | | |
| de base | 6 431 090 | | | | 67 788 868 |
| diluée | 6 431 090 | | | | 68 200 084 |

*Les notes ci-jointes font partie intégrante des présents états financiers pro forma.*

## ONTZINC CORPORATION

## ÉTAT CONSOLIDÉ PRO FORMA DES RÉSULTATS

**Exercice terminé le 31 décembre 2003**

**(en milliers de dollars)**

| | ONTZINC | CMMB | Rajustements pro forma (note 3) | | Chiffres pro forma |
|---|---|---|---|---|---|
| Produits | | | | | |
| Chiffre d'affaires net | — $ | 417 914 $ | — $ | | 417 914 $ |
| Autres produits | 8 | 843 | — | | 851 |
| | 8 | 418 757 | — | | 418 765 |
| Charges | | | | | |
| Frais d'exploitation | — | 430 626 | — | | 430 626 |
| Frais généraux et administratifs | 5 354 | 6 907 | — | | 12 261 |
| Amortissement, épuisement et charges de désactualisation | 39 | 72 787 | 1 329 | b) | 74 155 |
| Exploration | — | 5 550 | — | | 5 550 |
| Perte (gain) de change | (207) | (37 272) | — | | (37 479) |
| Intérêts débiteurs | — | — | 20 656 | a) | 20 656 |
| Moins-value d'actifs | — | 268 944 | — | | 268 944 |
| | 5 186 | 747 542 | 21 985 | | 774 713 |
| Perte avant les impôts | (5 178) | (328 785) | (21 985) | | (355 948) |
| Charge fiscale | — | 1 318 | — | | 1 318 |
| Perte de l'exercice | (5 178)$ | (330 103)$ | (21 985)$ | | (357 266)$ |
| Perte de base et diluée par action (note 4) | (1,37)$ | | | | (5,49)$ |
| Nombre moyen pondéré d'actions ordinaires en circulation (note 4) | 3 769 596 | | | | 65 127 374 |

*Les notes ci-jointes font partie intégrante des présents états financiers pro forma.*

# ONTZINC CORPORATION

## NOTES AFFÉRENTES AU BILAN CONSOLIDÉ PRO FORMA ET AUX ÉTATS CONSOLIDÉS PRO FORMA DES RÉSULTATS

**(en milliers)**

### 1. MODE DE PRÉSENTATION

Les informations financières consolidées pro forma non vérifiées au 30 septembre 2004, pour les neuf mois arrêtés au 30 septembre 2004 et pour l'exercice terminé le 31 décembre 2003 sont fondées sur les états financiers historiques de ONTZINC Corporation (la « société ») et sur ceux de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée (« CMMB »). Les états financiers consolidés pro forma ont été compilés à partir des renseignements figurant dans ce qui suit :

a) les états financiers vérifiés de la société pour l'exercice terminé le 31 décembre 2003;

b) les états financiers non vérifiés de la société pour les neuf mois arrêtés au 30 septembre 2004;

c) les états financiers vérifiés de CMMB pour l'exercice terminé le 31 décembre 2003;

d) les états financiers non vérifiés de CMMB pour les neuf mois arrêtés au 30 septembre 2004; et

e) les renseignements supplémentaires paraissant ci-dessous dans la note intitulée « Opérations pro forma ».

Les états financiers consolidés pro forma non vérifiés devraient être lus à la lumière des états financiers historiques de la société et des notes y afférentes pour l'exercice terminé le 31 décembre 2003 et les neuf mois arrêtés au 30 septembre 2004 ainsi que des états financiers historiques de CMMB et des notes y afférentes pour l'exercice terminé le 31 décembre 2003 et les neuf mois arrêtés au 30 septembre 2004, états présentés ailleurs dans ce prospectus.

Les états financiers de la société et ceux de CMMB qui ont servi à préparer ces états financiers consolidés pro forma ont été dressés selon les principes comptables généralement reconnus du Canada (les « PCGR du Canada »). La société a passé en revue les conventions comptables de CMMB et considère qu'elles sont essentiellement conformes aux siennes. Aucun rajustement n'a dû être apporté aux états financiers pro forma pour qu'ils reflètent ces conventions comptables.

Le bilan pro forma non vérifié au 30 septembre 2004 tient compte de l'acquisition de CMMB ainsi que de l'émission des billets garantis de premier rang et des reçus de souscription comme si ces opérations avaient été réalisées le 30 septembre 2004. Les états consolidés pro forma des résultats non vérifiés des neuf mois arrêtés au 30 septembre 2004 et de l'exercice terminé le 31 décembre 2003 tiennent compte de l'acquisition de CMMB ainsi que de l'émission des billets garantis de premier rang et des reçus de souscription comme si ces opérations avaient eu lieu le 1er janvier 2003.

Les renseignements pro forma sont fondés sur les estimations et hypothèses décrites dans les notes y afférentes, sont présentés dans le seul but d'informer le lecteur et ne sont pas nécessairement représentatifs des résultats cumulés ou de la situation financière qui auraient pu être obtenus pour la période ou à la date indiquée, ni des résultats futurs qui pourraient être inscrits dans l'avenir.

Des rajustements pro forma ont dû être faits afin de refléter l'émission des reçus de souscription et leur échange subséquent en actions ordinaires et en bons de souscription de la société, l'acquisition de CMMB, l'émission des billets garantis de premier rang et les intérêts connexes ainsi que les frais d'opération estimatifs. Ces rajustements pro forma et la ventilation du prix d'achat de CMMB ont été fondés en partie sur des estimations de la juste valeur des actifs acquis et des passifs pris en charge. La ventilation définitive du prix d'achat sera effectuée une fois que la direction et un évaluateur indépendant auront terminé l'évaluation des actifs et des passifs. L'évaluation finale portera sur les actifs corporels et incorporels nets réels de CMMB à la date de conclusion de son acquisition. Tout rajustement final pourrait modifier la ventilation du prix d'achat, ce qui pourrait influer sur la juste valeur attribuée aux actifs et aux passifs et se solder par des changements aux états financiers pro forma non vérifiés. En outre, l'incidence des activités d'intégration, le moment de la réalisation de l'acquisition et d'autres changements des actifs corporels et incorporels nets de CMMB avant la conclusion de l'acquisition pourraient exiger d'importantes modifications aux renseignements figurant aux présentes.

Il n'existait aucun solde entre la société et CMMB, celles-ci n'ayant conclu entre elles aucune opération intersociétés.

### 2. OPÉRATIONS PRO FORMA

a) Acquisition de CMMB

Le 7 octobre 2004, la société a conclu une convention d'achat d'actions afin d'acquérir auprès de Anglo American International, S.A. toutes les actions en circulation de 152640 Canada Inc., laquelle détient la totalité des actions en circulation de CMMB, à un prix d'achat de 325 millions de dollars, sous réserve de rajustements de clôture estimés à 12 806 $ (pour un prix d'achat net au comptant d'environ 312 millions de dollars). Le prix d'acquisition est payable comme suit, à savoir 299 194 $ au comptant et 13 millions de dollars en unités, chaque unité étant composée de une action ordinaire et de un demi-bon de souscription d'action. Chaque bon de souscription d'action entier donnera à son porteur le droit d'acheter une action ordinaire au prix de 0,105 $ l'action ordinaire, en tout temps, cinq ans après la date de l'acquisition. Le produit de la vente de la contrepartie de l'acquisition versée en titres servira à fournir une garantie supplémentaire sous forme de lettre de crédit à l'égard de l'obligation de CMMB au titre des réclamations et il a été reflété à titre d'encaisse affectée au bilan consolidé pro forma.

## ONTZINC CORPORATION

## NOTES AFFÉRENTES AU BILAN CONSOLIDÉ PRO FORMA ET AUX ÉTATS CONSOLIDÉS PRO FORMA DES RÉSULTATS (suite)

## (en milliers)

**2. OPÉRATIONS PRO FORMA (suite)**

Cette acquisition sera comptabilisée selon la méthode de l'acquisition, et la juste valeur de la contrepartie versée sera attribuée à la juste valeur, à la date de conclusion, des actifs nets identifiables qui seront acquis.

La ventilation provisoire de la contrepartie totale aux actifs acquis et aux passifs pris en charge est comme suit :

| | |
|---|---|
| Prix d'achat | 312 194 $ |
| Valeur comptable des actifs nets acquis, y compris les actions rachetables | 362 101 |
| Excédent des actifs nets sur le prix d'achat | 49 907 $ |
| Ventilé à : | |
| Passif découlant des régimes de retraite | 18 000 $ |
| Autres avantages sociaux futurs | 31 907 |
| | 49 907 $ |

La société a ventilé de manière provisoire l'excédent des actifs nets sur le prix d'achat au passif découlant des régimes de retraite et les autres avantages sociaux futurs.

La ventilation définitive du prix d'achat sera effectuée une fois que la direction et un évaluateur indépendant auront terminé l'évaluation des actifs et des passifs fondée sur les actifs corporels et incorporels nets réels de CMMB sont ceux existant à la date de conclusion de l'opération. Tout rajustement final pourrait modifier la ventilation du prix d'achat, ce qui pourrait influer sur les valeurs attribuées de manière provisoire aux actifs acquis et aux passifs pris en charge, et ces rajustements pourraient être importants.

b) Émission de reçus de souscription

Pour refléter l'émission de reçus de souscription et l'échange en actions ordinaires et en 55 580 reçus de souscription (après consolidation), pour un produit brut de 125 055 $, ainsi que les frais d'émission estimatifs de 10 903 $, pour un produit net de 114 152 $.

c) Émission de billets garantis de premier rang

En rapport avec l'acquisition de CMMB, nouvelle filiale constituée en société de la société, cette dernière procédera à l'émission de billets garantis de premier rang de 175 000 $US (214 603 $), échéant en janvier 2012 et portant intérêt au taux de 9⅝ %. Le montant estimatif des frais d'émission de ces billets tient compte des honoraires des preneurs fermes, soit 5 900 $, et des autres frais, à savoir 3 400 $.

d) Réduction du capital déclaré

Pour refléter l'élimination du déficit historique de la société au moyen d'une réduction du capital déclaré de 21 979 $.

**3. RAJUSTEMENTS DES ÉTATS CONSOLIDÉS PRO FORMA DES RÉSULTATS NON VÉRIFIÉS**

a) Pour constater les intérêts pour 9 mois et 12 mois, respectivement, des débentures garanties de premier rang.

b) Pour constater l'amortissement pour 9 mois et 12 mois, respectivement, des frais de financement reportés afférents à l'émission des billets subordonnés garantis.

**4. BÉNÉFICE (PERTE) PAR ACTION**

Le calcul du bénéfice (de la perte) de base par action paraissant dans les états consolidés pro forma des résultats a mis en jeu le nombre pro forma d'actions ordinaires de la société qui auraient été en circulation au cours des neuf mois arrêtés au 30 septembre 2004 et de l'exercice terminé le 31 décembre 2003 si l'émission des actions ordinaires de la société, émission liée aux opérations pro forma, avait eu lieu le 1er janvier 2003.

Le calcul du bénéfice diluée par action à l'état des résultats pro forma, pour les neuf mois arrêtés au 30 septembre 2004, est fondé sur le nombre pro forma d'actions ordinaires de la société, si l'émission des actions ordinaires de la société ayant trait aux opérations pro forma avaient eu lieu le 1er janvier 2004. Les actions ordinaires en circulation potentiellement dilutives au 30 septembre 2004 ont également été incluses dans le calcul du nombre moyen pondéré d'actions ordinaires en circulation aux termes de la méthode du rachat d'actions.

Le regroupement des actions à raison de 30 contre 1 qui est décrit dans le prospectus a été pris en compte comme si ce regroupement avait eu lieu le 1er janvier 2003.

*États financiers consolidés de*

**152640 CANADA INC.**

*Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003*

**RAPPORT DES VÉRIFICATEURS**

À l'administrateur de
152640 Canada Inc.

Nous avons vérifié les bilans consolidés de 152640 Canada Inc. aux 31 décembre 2003 et 2002 et les états consolidés des résultats d'exploitation et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003 selon les principes comptables généralement reconnus du Canada.

Winnipeg (Manitoba)
Le 25 octobre 2004

/s/ DELOITTE & TOUCHE S.R.L.
Comptables agréés

**152640 CANADA INC.**

**BILANS CONSOLIDÉS**

**(en dollars canadiens)**

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| **ACTIF** | | | |
| **À court terme** | | | |
| Espèces et quasi-espèces | 25 908 | 3 527 | 4 003 |
| Débiteurs | 71 964 | 63 911 | 60 484 |
| Moins : provision pour créances douteuses | (1 220) | (1 180) | (1 071) |
| Stocks (note 4) | 87 205 | 80 885 | 78 154 |
| Charges payées d'avance et autres actifs | 11 596 | 6 865 | 12 172 |
| Tranche à court terme de la juste valeur des instruments dérivés (note 14) | 8 486 | — | — |
| | 203 939 | 154 008 | 153 742 |
| Placements (note 5) | 152 | 152 | 152 |
| Immobilisations corporelles (note 6) | 367 409 | 358 236 | 579 524 |
| Juste valeur des instruments dérivés (note 14) | 5 259 | — | — |
| | 576 759 | 512 396 | 733 418 |
| **PASSIF** | | | |
| **À court terme** | | | |
| Créditeurs | 42 410 | 49 412 | 55 954 |
| Charges à payer | 24 846 | 18 032 | 17 433 |
| Tranche à court terme des obligations en vertu de contrats de location-acquisition (note 7) | 2 748 | 13 | 123 |
| Tranche à court terme de la dette à long terme (note 8) | 2 000 | 2 000 | 479 522 |
| Tranche à court terme de la juste valeur des instruments dérivés (note 14) | 2 092 | — | — |
| | 74 096 | 69 457 | 553 032 |
| Obligations en vertu de contrats de location-acquisition (note 7) | 10 836 | — | 13 |
| Titres d'emprunt (note 8) | 15 500 | 17 500 | 19 500 |
| Obligation au titre de régimes de retraite (note 9) | 34 684 | 33 669 | 34 596 |
| Autres avantages sociaux futurs des employés (note 10) | 38 168 | 36 608 | 34 085 |
| Obligation liée à la mise hors service d'immobilisations (note 2) | 32 818 | 30 825 | 36 884 |
| Juste valeur des instruments dérivés (note 14) | 855 | — | — |
| Charge reportée liée aux instruments dérivés (note 14) | 6 653 | — | — |
| Autres passifs à long terme | 1 048 | 1 010 | 2 907 |
| | 214 658 | 189 069 | 681 017 |
| Actions privilégiées rachetables (note 11) | 1 270 241 | 1 270 241 | 668 967 |
| | 1 484 899 | 1 459 310 | 1 349 984 |
| **CAPITAUX PROPRES (CAPITAUX PROPRES NÉGATIFS)** | | | |
| Actions ordinaires — 122 348 actions émises (note 11) | 15 021 | 15 021 | 15 021 |
| Surplus d'apport (note 11) | 117 847 | 117 847 | 117 847 |
| Déficit | (1 040 731) | (1 079 531) | (749 428) |
| Écarts de conversion cumulés | (277) | (251) | (6) |
| | (908 140) | (946 914) | (616 566) |
| | 576 759 | 512 396 | 733 418 |

**Nature des activités d'exploitation et de l'entreprise en exploitation** (note 1); **Éventualités** (note 12); **Engagements** (note 18)

*Les notes font partie intégrante des états financiers consolidés.*

## 152640 CANADA INC.

## ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

**(en dollars canadiens)**

| | Pour les périodes de neuf mois terminées les 30 septembre | | Pour les exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | **2004** | **2003** | **2003** | **2002** | **2001** |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| **Produits** | | | | | |
| Chiffre d'affaires | 385 026 | 298 753 | 417 914 | 436 092 | 390 589 |
| Autre bénéfice | 2 662 | 461 | 843 | 1 775 | 1 722 |
| Amortissement de la charge reportée liée aux instruments dérivés (note 14) | 4 426 | — | — | — | — |
| Assurance contre les pertes d'exploitation (note 19) | — | — | — | 1 701 | 17 272 |
| | 392 114 | 299 214 | 418 757 | 439 568 | 409 583 |
| **Frais et charges** | | | | | |
| Frais d'exploitation | 308 378 | 316 188 | 430 626 | 440 431 | 417 364 |
| Frais généraux et administratifs | 6 068 | 5 141 | 6 907 | 9 561 | 10 321 |
| Amortissement | 39 902 | 53 475 | 70 709 | 66 429 | 73 327 |
| Charge de désactualisation | 1 266 | 1 134 | 2 078 | 1 890 | 1 937 |
| Frais d'exploration | — | — | 5 550 | 4 538 | 2 130 |
| (Gain) perte de change | 2 192 | (34 931) | (37 272) | (2 021) | 33 021 |
| Gain sur les instruments dérivés (note 14) | (4 342) | — | — | — | — |
| Perte de valeur des actifs (note 6) | — | — | 268 944 | — | — |
| | 353 464 | 341 007 | 747 542 | 520 828 | 538 100 |
| Bénéfice net (perte nette) avant impôts | 38 650 | (41 793) | (328 785) | (81 260) | (128 517) |
| Impôts (note 13) | 150 | (1 103) | (1 318) | (1 698) | (1 208) |
| Bénéfice (perte) pour la période | 38 800 | (42 896) | (330 103) | (82 958) | (129 725) |
| Déficit au début | (1 079 531) | (749 428) | (749 428) | (666 470) | (536 745) |
| Déficit à la fin | (1 040 731) | (792 324) | (1 079 531) | (749 428) | (666 470) |

*Les notes font partie intégrante des états financiers consolidés.*

**152640 CANADA INC.**

**ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE**

**(en dollars canadiens)**

| | Pour les périodes de neuf mois terminées les 30 septembre | | Pour les exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | **2004** | **2003** | **2003** | **2002** | **2001** |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| **FLUX DE TRÉSORERIE LIÉS AUX :** | | | | | |
| **Activités d'exploitation** | | | | | |
| Bénéfice (perte) pour la période | 38 800 | (42 896) | (330 103) | (82 958) | (129 725) |
| Éléments sans effet sur la trésorerie | | | | | |
| Amortissement | 39 902 | 53 476 | 70 709 | 66 428 | 73 327 |
| Perte de valeur des actifs | — | — | 268 944 | — | — |
| Tranche non réalisée de la variation de la juste valeur des instruments dérivés | 281 | — | — | — | — |
| Amortissement de la charge reportée liée aux instruments dérivés | (4 426) | — | — | — | — |
| Variation nette des éléments hors caisse du fonds de roulement (note 22) | (19 252) | 4 816 | (6 685) | 16 129 | (17 877) |
| Autres éléments d'exploitation hors caisse (note 23) | 4 578 | (5 073) | (6 604) | (11 418) | 4 714 |
| | 59 883 | 10 323 | (3 739) | (11 819) | (69 561) |
| **Activités d'investissement** | | | | | |
| Dépenses en immobilisations | (47 896) | (89 305) | (118 366) | (112 897) | (188 523) |
| Produit de la vente de placements | — | — | — | — | 87 |
| | (47 896) | (89 305) | (118 366) | (112 897) | (188 436) |
| **Activités de financement** | | | | | |
| (Remboursements) produit de la dette bancaire | — | — | — | (2 291) | 528 |
| Produit de la vente des contrats de cession-bail | 14 353 | — | — | — | — |
| Remboursement des obligations découlant de contrats de location-acquisition | (1 959) | (91) | (123) | (113) | (37) |
| (Remboursements) produit des emprunts | (2 000) | (479 523) | (479 522) | (8 220) | 84 138 |
| Actions privilégiées émises | — | 574 973 | 601 274 | 126 054 | 186 657 |
| | 10 394 | 95 359 | 121 629 | 115 430 | 271 286 |
| **Variation des espèces et quasi-espèces** | 22 381 | 16 377 | (476) | (9 286) | 13 289 |
| **Espèces et quasi-espèces au début** | 3 527 | 4 003 | 4 003 | 13 289 | — |
| **Espèces et quasi-espèces à la fin** | 25 908 | 20 380 | 3 527 | 4 003 | 13 289 |
| **Information supplémentaire** | | | | | |
| Acquisition de matériel hors caisse | 1 177 | — | — | — | — |
| Intérêts payés | 557 | 732 | 748 | 9 104 | 17 105 |
| Taxe sur le capital payée | 161 | 1 613 | 2 094 | 1 720 | 1 108 |

*Les notes font partie intégrante des états financiers consolidés.*

## 1. NATURE DES ACTIVITÉS D'EXPLOITATION ET DE L'ENTREPRISE EN EXPLOITATION

152640 Canada Inc. (la Société) est une filiale en propriété exclusive indirecte de Anglo American plc (« AAplc ») (la société mère), une société constituée en personne morale en Angleterre et au pays de Galles. La Société, par l'intermédiaire de sa filiale en propriété exclusive, la Compagnie minière et métallurgique de la Baie d'Hudson Limitée, est un producteur de métaux communs. Les installations de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée comprennent des mines, des usines de concentration et un complexe métallurgique pour l'extraction de cuivre et de zinc. La Compagnie minière et métallurgique de la Baie d'Hudson Limitée entreprend également des activités d'exploration et de mise en valeur. Ces activités sont menées dans les provinces du Manitoba et de la Saskatchewan, au Canada. La Compagnie minière et métallurgique de la Baie d'Hudson Limitée exploite en outre une usine d'oxyde de zinc en Ontario. La Société doit utiliser des installations et des technologies spécialisées et se fie à ces dernières pour maintenir ses niveaux de production. La Société est également touchée par la valeur marchande du zinc et du cuivre, les frais d'exploitation et les taux d'intérêts.

Les présents états financiers consolidés sont basés sur l'hypothèse de la continuité de l'exploitation, qui tient pour acquis la réalisation des actifs et la liquidation des passifs dans le cours normal des activités de l'entreprise. L'aptitude de la Société à assurer la continuité est tributaire de sa capacité à assurer la rentabilité de ses activités d'exploitation, à obtenir un soutien financier continu de ses actionnaires et obtenir un financement par actions et des financements externes et de procéder à de nouvelles émissions d'actions pour être en mesure de rembourser les passifs à mesure qu'ils deviennent payables. Si l'hypothèse de la continuité n'était pas appropriée pour les présents états financiers, des ajustements seraient nécessaires au titre des valeurs comptables des actifs et des passifs, de la perte déclarée pour l'exercice et de la classification utilisée pour le bilan.

Le 7 octobre 2004, la société mère a conclu une entente visant la vente de la Société à ONTZINC Corporation de Toronto, au Canada. Les modalités de l'entente sont telles que la conclusion de la vente, laquelle est assujettie à l'obtention de tous les consentements nécessaires des actionnaires, organismes de réglementation et tiers, à la satisfaction des conditions de vente habituelles et à la collecte du financement requis, aura lieu au plus tard le 1er janvier 2005.

## 2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés sont préparés conformément aux principes comptables généralement reconnus du Canada et sont présentés en dollars canadiens.

Les présents états financiers consolidés incluent les états financiers de 152640 Canada Inc., de sa filiale en propriété exclusive, la Compagnie minière et métallurgique de la Baie d'Hudson Limitée, et la part proportionnelle des actifs et des passifs de toute coentreprise dont la Société exerce le contrôle conjoint. Les comptes et les opérations réciproques ont été éliminés à la consolidation.

Les états financiers consolidés intermédiaires au 30 septembre 2004 et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 ne comprennent pas tous les renseignements normalement inclus dans les états financiers consolidés annuels. La direction est d'avis que l'information financière consolidée non vérifiée comprend tous les ajustements (soit uniquement les ajustements récurrents habituels) nécessaires à une présentation fidèle de cette information. Les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats prévus pour l'exercice.

Ce qui suit constitue un résumé des principales conventions comptables de la Société :

*Utilisation d'estimations*

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige que la direction procède à des estimations et élabore des hypothèses ayant une incidence sur les montants déclarés dans les états financiers consolidés et dans les notes complémentaires. Les domaines importants au sein desquels le jugement de la direction est appliqué comprennent la détermination des réserves de minerai, la gestion des en-cours, la durée de vie et la valeur de récupération des usines et du matériel, les passifs éventuels, les provisions pour moins-value d'impôts futurs, l'obligation liée à la mise hors service d'immobilisations, la juste valeur des instruments dérivés, les obligations au titre des régimes de retraite et les autres avantages sociaux futurs des employés. Les résultats réels pourraient différer considérablement de ces estimations.

*Conversion des devises*

Les actifs et les passifs monétaires sont convertis aux taux de change en vigueur à la fin de l'exercice et les autres actifs et passifs sont convertis aux taux historiques. Les gains et les pertes à la conversion des actifs et des passifs monétaires sont imputés aux résultats.

Les actifs et les passifs des établissements étrangers autonomes sont convertis aux taux de change en vigueur à la fin de l'exercice, et les produits et les charges sont convertis aux taux de change mensuels moyens. Les écarts découlant de ces conversions de devises sont

## 2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

constatés dans les capitaux propres à titre d'écart de conversion cumulé jusqu'à ce qu'ils soient réalisés au moyen d'une réduction de l'investissement.

Avec prise d'effet le 1[er] janvier 2002, la Société a adopté les recommandations du chapitre 1650 du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA), intitulé « Conversion des devises étrangères », relativement à une conversion des devises qui éliminent le report et l'amortissement des gains ou des pertes de change liés aux éléments monétaires à long terme dont la durée de vie est fixe et déterminable. L'adoption de la norme, laquelle a été appliquée rétroactivement sans retraitement des périodes précédentes, n'a pas eu d'incidence importante sur les états financiers de la Société.

***Constatation des produits***

Le chiffre d'affaires et les produits sont constatés à la valeur du marché lorsque le titre de propriété, les droits de propriété et les obligations liées à la propriété sont transmis au client, que le recouvrement est raisonnablement assuré et que le prix est raisonnablement déterminable. Plusieurs produits de la Société sont vendus en vertu d'ententes selon lesquelles les prix sont déterminés au moyen des cours du marché pendant une période subséquente à la date de la vente. Les variations subséquentes de la détermination finale du poids, de la teneur et du prix des métaux sont constatées à titre d'ajustements des produits à mesure qu'elles surviennent jusqu'à ce que le prix soit établi définitivement.

***Frais généraux et administratifs***

La Société classe les frais généraux et administratifs de la même façon que ceux qui sont liés aux activités administratives de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée, lesquels comprennent principalement la rémunération des cadres dirigeants, les abonnements collectifs et la consultation dans les domaines du droit, de la vérification, de l'actuariat et des relations publiques.

***Impôts***

La provision pour impôts sur les bénéfices et sur l'exploitation minière se fonde sur la méthode du passif fiscal. Les actifs et les passifs d'impôts futurs sont déterminés en fonction de la différence entre les assiettes fiscales des actifs et des passifs de la Société et les montant respectifs déclarés dans les états financiers. Les actifs ou les passifs d'impôts futurs sont calculés au moyen de l'application de taux d'imposition en vigueur ou pratiquement en vigueur applicables aux exercices futurs aux écarts entre les valeurs comptables et les assiettes fiscales de certains actifs et passifs. Les actifs d'impôts futurs sont évalués et, si la réalisation n'est pas considérée plus probable qu'improbable, une provision pour moins-value est constituée. La Société n'a pas constaté ces actifs.

***Espèces et quasi-espèces***

Les espèces et quasi-espèces comprennent les dépôts en espèces et les instruments portant intérêt dont les dates d'échéance initiales sont de moins de trois mois.

***Stocks***

Les stocks comprennent principalement les stocks de produits en cours (concentrés et métaux), les produits métalliques et les fournitures. Les concentrés, les métaux et les autres produits vendables sont évalués au coût ou à la valeur de réalisation nette estimative, selon le moindre des deux montants. Les stocks de produits en cours représentent les matériaux actuellement en cours d'être convertis en produits vendables. Les procédés de conversion varient selon la nature du concentré ou du métal. Les matériaux en cours de conversion sont mesurés selon les teneurs du matériau fourni aux usines de traitement et les recouvrements prévus des usines respectives et sont évalués au coût. Le coût des stocks de métaux finis représente le coût moyen des stocks de produits en cours engagé avant le processus de raffinage et de coulage, plus les coûts de raffinage et de coulage.

Les fournitures sont évaluées au coût, au coût de remplacement ou à la valeur d'usage, selon le moindre montant. Le coût est déterminé selon la méthode du coût moyen.

***Placements***

Les placements incluent les titres négociables enregistrés au coût ou à la valeur du marché, selon le moindre des deux montants.

## 2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

*Immobilisations corporelles*

a) **Propriétés minières** — Les frais d'exploration minière sont passés en charges à mesure qu'ils sont engagés. Lorsque l'évaluation de la direction indique que la propriété est en mesure de procéder à une production commerciale économique, les ressources prouvées et probables ayant été établies, les frais futurs sont capitalisés à titre de dépenses liées à la mise en valeur de la mine.

b) **Dépenses liées à la mise en valeur de la mine** — Les frais d'exploration et de mise en valeur des propriétés jugées aptes à la production commerciale économique sont capitalisés et amortis au moyen de la méthode de l'amortissement proportionnel à l'utilisation. La méthode de l'amortissement proportionnel à l'utilisation se fonde sur les tonnes de réserves de minerai prouvées et probables et les coûts de mise en valeur futurs qui y sont liés. Le coût des aménagements souterrains nécessaires pour permettre l'accès à une réserve ou à une ressource d'une mine en exploitation est capitalisé lorsque cette partie de la mise en valeur est essentielle pour permettre l'accès à plus d'un lieu de travail ou chantier d'abattage. Les dépenses en capital de mise en valeur incluent les puits, les descenderies, les galeries de roulage sur voie, les galeries secondaires, les puisards, les sous-stations électriques, les abris, les cheminées d'aération, des passages pour homme permanents, les monteries servant à évacuer le minerai et les déchets, les galeries d'exploration et le sondage de l'exploitation de diamant.

   Les dépenses continues au titre des réparations, de l'entretien et de la mise en valeur sont imputées aux résultats à mesure qu'elles sont engagées. Celles-ci comprennent les galeries d'accès aux chantiers d'abattage de minerai, les bouveaux dans les épontes supérieures et inférieures du chantier, les points de soutirage, les galeries de forage, les sous-étages, les fentes, les monteries, les monteries d'accès aux chantiers d'abattage et le forage de définition au diamant.

Aucun amortissement n'est constaté relativement aux dépenses de mise en valeur de la mine jusqu'au commencement de la production commerciale économique. La production commerciale a lieu lorsqu'un actif ou une propriété est essentiellement complet et prêt pour son utilisation prévue. Tout produit obtenu avant la production commerciale, déduction faite des frais connexes, est porté en déduction des frais de mise en valeur.

c) **Immeubles, usines et matériel** — Les dépenses au titre des acquisitions, des remplacements majeurs ou des améliorations d'immeubles, d'usines et de matériel sont capitalisées au coût, déduction faite des crédits d'impôt à l'investissement s'y rapportant. Les immeubles, les usines et le matériel, y compris les actifs détenus en vertu de contrats de location-acquisition, sont amortis sur la base de l'amortissement proportionnel à l'utilisation ou de l'amortissement linéaire. La méthode de l'amortissement proportionnel à l'utilisation se fonde sur les tonnes de réserves de minerai prouvées et probables. Les actifs pour lesquels la méthode de l'amortissement linéaire est utilisée sont amortis sur la durée de vie utile estimative des actifs, qui varie de 1 an à 15 ans. La Société inclut également les valeurs résiduelles futures estimatives dans sa détermination de l'amortissement.

d) **Intérêt capitalisé** — L'intérêt sur les emprunts liés au financement de projets d'immobilisations majeurs en construction est capitalisé au cours de la phase de construction à titre de coût lié au projet.

e) **Perte de valeur des actifs** — La Société examine et évalue la valeur comptable de ses mines en exploitation et de ses biens mis en valeur lorsque des événements ou des changements de situation indiquent que la valeur comptable d'actifs ou de groupes d'actifs connexes pourrait ne pas être recouvrable. Si le total des flux de trésorerie futurs estimatifs non actualisés est inférieur à la valeur comptable de l'actif, une perte de valeur est mesurée et les actifs sont dévalués à la juste valeur, laquelle correspond généralement à la valeur actualisée des flux de trésorerie futurs. Les flux de trésorerie futurs sont fondés sur la production minière future estimative recouvrable, les prix de vente prévus (compte tenu des prix courants et passés, des tendances des prix et des facteurs connexes), les niveaux de production, les charges décaissées pour la production, les coûts en capital et de remise en état, qui se basent tous sur des plans techniques détaillés concernant la durée de vie utile des mines. La production future recouvrable de la mine est déterminée au moyen des réserves prouvées et probables ainsi que des ressources minérales mesurées, indiquées et présumées, en tenant compte de la dilution et de la récupération estimatives au cours de l'exploitation minière et des pertes estimatives liées au traitement du minerai. Les estimations de la production recouvrable au moyen des intérêts miniers mesurés, indiqués et présumés sont considérées comme donnant lieu à une exploitation minière du point de vue économique et se fondent sur la confiance de la direction en ce qui concerne la conversion de ces intérêts en réserves prouvées et probables. Tous les actifs à long terme sont considérés dans leur ensemble aux fins de l'estimation des flux de trésorerie futurs. Les hypothèses qui sous-tendent les flux de trésorerie futurs estimatifs sont assujetties à des risques et incertitudes. Il est possible que des modifications des estimations se produisent et aient une incidence sur la recouvrabilité prévue des investissements de la Société dans des biens miniers.

## 2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

***Régimes de retraite et autres avantages sociaux futurs des employés***

La Société maintient pour ses employés des régimes de retraite non contributifs et contributifs à prestations déterminées calculées sur le salaire moyen en fin de carrière. Les régimes sont financés et administrés conformément à la réglementation et aux directives actuarielles pertinentes. La Société offre également un régime à cotisations déterminées pour certains employés. Les obligations au titre des régimes de retraite sont fondées sur des évaluations actuarielles. Certaines hypothèses actuarielles utilisées dans la détermination sont fondées sur les meilleures estimations de la direction, notamment le rendement prévu du régime, l'indexation des salaires et les dates de retraite des employés. Les différences entre le passif actuariel et les montants constatés dans les états financiers découleront de modifications des hypothèses relatives au régime, de modifications relatives aux avantages sociaux ou des résultats réels qui différeront des hypothèses actuarielles.

La Société offre des prestations de soins de santé permanentes à certains prestataires appelés « membres de catégorie spéciale ». Les membres de catégorie spéciale comprennent les prestataires retraités dont les prestations de retraite n'ont pas été réduites ou qui ont pris leur retraite avec anticipation ou dans le cadre d'autres ententes spéciales. Le groupe inclut également les veuves, les veufs et les enfants à charge des membres décédés.

La Société offre des prestations d'invalidité à long terme, des prestations d'assurance-maladie et d'autres avantages postérieurs à l'emploi aux employés rémunérés à l'heure et des prestations d'invalidité à long terme et d'assurance-maladie aux salariés.

***Obligation liée à la mise hors service d'immobilisations***

Avec prise d'effet le 1er janvier 2004, la Société a adopté le chapitre 3110 du *Manuel de l'ICCA*, intitulé « Obligations liées à la mise hors service d'immobilisation » (le « chapitre 3110 »), soit la nouvelle norme comptable portant sur les obligations liées à la mise hors service d'immobilisations. L'adoption du chapitre 3110 n'a pas eu d'incidence importante sur la Société, puisque sa politique en matière d'obligations liées à la mise hors service d'immobilisations était conforme aux normes comptables décrites au chapitre 3110. Les dispositions du chapitre 3110 exigent que les obligations liées à la mise hors service d'immobilisations soient constatées à la juste valeur au moment où la responsabilité légale existe et peut être mesurée. Les obligations afférentes de mise hors service de l'actif sont capitalisées à même la valeur comptable de l'actif à long terme et amorties sur la durée de vie utile estimative restante de l'actif. La Société a enregistré des obligations liées à la mise hors service d'immobilisations principalement liées aux frais de déclassement et de remise en état. Comme la norme l'exige, la Société effectuera des évaluations périodiques du caractère raisonnable de ses estimations en matière d'obligations liées à la mise hors service d'immobilisations et révisera ces estimations en conséquence. Les soldes de l'actif et du passif respectifs seront ajustés, ce qui entraînera une augmentation ou une diminution correspondante des montants passés en charge dans les périodes subséquentes.

L'obligation liée à la mise hors service d'immobilisations se fonde sur des plans de protection de l'environnement, conformément aux exigences environnementales et réglementaires actuelles. La charge de désactualisation est imputée à l'état consolidé des résultats et du déficit en fonction de l'application de la composante intérêts au passif existant.

Le total des flux de trésorerie futurs non actualisés nécessaires pour régler les obligations liées à la mise hors service des actifs de déclassement et de remise en état est estimé à 51,1 M$. Un taux sans risque ajusté en fonction de la qualité de crédit de 4 % a été utilisé pour déterminer l'obligation inscrite dans le bilan. La direction prévoit que de telles obligations seront substantiellement réglées au moment de la fermeture de l'installation minière, ou aux alentours de cette date, laquelle est actuellement prévue pour 2016.

***Instruments financiers et contrats de marchandises***

La Société utilise des instruments financiers dérivés, y compris des contrats à terme et des contrats d'option, pour gérer l'exposition actuelle au risque lié aux prix des marchandises, au risque de change et au risque de taux d'intérêt. Avant le 1er janvier 2004, les gains et les pertes sur ces contrats étaient reportés et constatés dans la période à laquelle les gains et les pertes de l'opération sous-jacente se rapportaient.

Le 1er janvier 2004, la Société a adopté de façon prospective les modifications apportées à la note d'orientation sur la comptabilité 13 (NOC-13), intitulée « Relations de couverture », et à l'abrégé du CPN-128, intitulé « Comptabilisation des instruments financiers dérivés détenus à des fins de transaction (négociation) ou de spéculation ou à des fins autres que de couverture » de l'ICCA. Cette note d'orientation porte sur l'identification, la désignation, la documentation et l'efficacité des opérations de couverture aux fins de l'application de la comptabilité de couverture. Elle établit également les conditions qui déterminent si la comptabilité de couverture doit s'appliquer ou non. En vertu de cette nouvelle note d'orientation, les opérations de couverture doivent être documentées et il doit être prouvé que les opérations de couverture sont suffisamment efficaces pour que soit poursuivie la comptabilité d'exercice sur les

## 2. MODE DE PRÉSENTATION ET PRINCIPALES CONVENTIONS COMPTABLES (suite)

positions couvertes par des instruments dérivés. Les instruments dérivés qui ne sont pas considérés comme des couvertures aux termes de la NOC-13, ou qui ne sont pas désignés à titre de couverture, sont enregistrés dans le bilan soit à titre d'actif, soit à titre de passif, et les variations de la juste valeur sont constatées dans le bénéfice net.

Même si, de l'avis de la direction, les contrats continuent d'atténuer efficacement l'exposition de la Société au risque lié aux prix des marchandises et au risque de change, la Société a choisi de ne désigner aucune de ses activités de gestion du risque de prix comme opération de couverture aux termes de la NOC-13 et, par conséquent, comptabilisera tous ces instruments dérivés au moyen de la méthode de la juste valeur. La direction peut réévaluer, de temps à autre, ses politiques et pratiques en matière de comptabilité de couverture et peut choisir de désigner et de documenter des contrats à titre de couvertures à l'avenir.

L'incidence de la mise en place de cette norme comptable sur les états financiers consolidés de la Société au 1er janvier 2004 a entraîné la constatation d'un actif au titre des instruments dérivés sur devises et sur marchandises dont la juste valeur est de 16,7 M$, d'un passif au titre des instruments dérivés dont la juste valeur est de 5,6 M$ et d'une charge nette reportée de 11,1 M$ qui sera constatée dans le bénéfice net sur la durée de l'élément couvert précédemment désigné.

Le bénéfice net ou la charge nette lié à un swap de taux d'intérêt est constaté selon la comptabilité d'exercice sur la durée de vie des swaps à titre de composante intérêts. Le coût de chaque contrat d'option est amorti selon la méthode de l'amortissement linéaire sur la durée du contrat. Au cours des périodes présentées, la Société ne détenait aucun swap de taux d'intérêt.

## 3. ÉLABORATION DE NORMES COMPTABLES

### *Instruments financiers*

Le CNC est sur le point de conclure ses propositions relatives aux instruments financiers (chapitre 3855, « Instruments financiers — Constatation et mesure », et chapitre 1530 — « Résultat étendu »), qui présenteront des normes touchant diverses questions, plus précisément le classement des actifs et des passifs financiers, la constatation des instruments financiers dans le bilan et la façon de les mesurer, la comptabilisation des gains et des pertes et la présentation de la méthode du résultat étendu. Les normes définitives devraient être publiées au cours du premier trimestre de 2005 et entrer en vigueur au cours des exercices commençant à compter du 1er octobre 2006.

Dans le cadre du projet financier susmentionné, le CNC est sur le point de mettre la touche finale à une proposition touchant la comptabilisation des instruments dérivés et des opérations de couverture (chapitre 3865). Les principes essentiels des nouvelles normes sont les suivants :

- tous les instruments dérivés doivent être mesurés à la juste valeur;
- les changements de la juste valeur doivent être constatés immédiatement dans les résultats, à moins qu'il ne s'agisse d'une opération de couverture;
- les changements de valeur d'une opération de couverture « de juste valeur » doivent être constatés dans les résultats immédiatement, mais sont contrebalancés par un changement de la valeur comptable de l'élément couvert;
- les changements de la juste valeur d'une opération de couverture de flux de trésorerie sont accumulés dans les autres éléments du résultat étendu jusqu'à ce que l'élément couvert ait une incidence sur les résultats.

La nouvelle norme conservera les directives actuelles mais fournira davantage d'explications relativement à l'application de la comptabilité de couverture en vertu des PCGR du Canada.

### *Opérations non monétaires*

En mars 2004, le CNC a publié un exposé-sondage proposant un nouveau chapitre 3830, qui s'intitulerait « Opérations non monétaires ». Cet exposé-sondage propose de remplacer l'aboutissement du processus de génération du profit à titre de test visant la mesure d'une opération non monétaire à la juste valeur par un test mesurant la substance commerciale. Cet exposé-sondage exigerait que les opérations non monétaires soient constatées à la juste valeur à moins qu'elles ne manquent de substance commerciale; auparavant, ces opérations étaient enregistrées à la juste valeur, sauf lorsqu'elles ne représentaient pas l'aboutissement du processus de génération du profit. Une norme définitive est prévue pour le quatrième trimestre de 2004, laquelle devrait entrer en vigueur au cours du mois de sa publication.

## 3. ÉLABORATION DE NORMES COMPTABLES (suite)

*Entités à détenteurs de droits variables*

En juin 2003, l'ICCA a publié la note d'orientation concernant la comptabilité NOC-15, intitulée « Consolidation des entités à détenteurs de droits variables (variable interest entities). La NOC-15 fournit des indications pour ces entités (définies comme des entités à détenteurs de droits variables, les « EDDV ») dont les capitaux propres à risque ne sont pas suffisants pour leur permettre de financer leurs activités sans le soutien financier subordonné supplémentaire d'autres parties, dont les détenteurs d'instruments de capitaux propres n'ont pas de contrôle lié à l'exercice des droits de vote, ou lorsqu'il y a une obligation d'assumer les pertes prévues ou le droit de recevoir les rendements résiduels prévus. La NOC-15 exige la consolidation des EDDV lorsqu'une entreprise en est le principal bénéficiaire. Le principal bénéficiaire est défini comme la partie qui assumera la majorité des pertes prévues de l'EDDV ou qui recevra la majorité des rendements résiduels prévus de celle-ci. La NOC-15 s'applique pour les périodes intermédiaires et les exercices ouverts à compter du 1er novembre 2004. La Société ne prévoit aucune incidence importante sur sa situation financière, ses résultats d'exploitation ou ses flux de trésorerie à la suite de l'adoption de cette note d'orientation.

## 4. STOCKS

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| Produits en cours | 60 491 | 51 075 | 47 408 |
| Produits finis | 12 952 | 15 053 | 15 604 |
| Matériaux et fournitures | 13 762 | 14 757 | 15 142 |
| | 87 205 | 80 885 | 78 154 |

## 5. PLACEMENTS

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| Titres négociables, au coût | 152 | 152 | 152 |
| Cours du marché | 436 | 368 | 305 |

## 6. IMMOBILISATIONS CORPORELLES

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| Immobilisations corporelles | 942 794 | 920 304 | 894 630 |
| Amortissement cumulé | (738 043) | (782 269) | (541 268) |
| | 204 751 | 138 035 | 353 362 |
| Mise en valeur de la mine | 637 755 | 772 614 | 682 203 |
| Amortissement cumulé | (475 097) | (552 413) | (456 041) |
| | 162 658 | 220 201 | 226 162 |
| | 367 409 | 358 236 | 579 524 |

## 152640 CANADA INC.

## NOTES COMPLÉMENTAIRES (suite)

### Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié) et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 (non vérifié) (en dollars canadiens)

### 6. IMMOBILISATIONS CORPORELLES (suite)

Au cours de 2004, certains éléments d'actif hors exploitation entièrement amortis de mines précédemment fermées ont été retirés des immobilisations corporelles (52,1 M$) et de la mise en valeur de la mine (104,7 M$), de même que leur amortissement cumulé connexe.

Les immobilisations corporelles incluent ce qui suit :

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| Immobilisations corporelles en construction ou remises en valeur | 5 808 | 222 552 | 165 996 |
| Actifs déclassés, déduction faite de l'amortissement | 1 561 | 1 062 | 3 097 |
| Intérêt capitalisé | 24 548 | 24 548 | 23 890 |
| Matériel loué en vertu de contrats de location-acquisition | | | |
| Coût | 16 236 | 706 | 705 |
| Amortissement cumulé | (1 454) | (563) | (187) |
| | 14 782 | 143 | 518 |
| Charge d'amortissement liée au matériel loué en vertu de contrats de location-acquisition | 891 | 61 | 58 |

Au cours de 2003, conformément à sa politique en matière de perte de valeur des actifs et en raison de ses antécédents au chapitre des pertes d'exploitation et des flux de trésorerie liés à l'exploitation négatifs, la Société a déterminé que la valeur comptable des immobilisations corporelles et des dépenses non amorties de mise en valeur de la mine pouvait avoir subi une perte de valeur. À la suite d'un fléchissement des prix réalisés prévus des produits de la Société, suivant la conversion en dollars canadiens, la valeur comptable de ces actifs n'a pas été jugée recouvrable en fonction du bénéfice et des coûts futurs potentiels en vertu des conditions actuelles du marché et du niveau des réserves de minerai (se reporter à la note 2). La valeur comptable de ces actifs a été réduite de la façon suivante :

| | 31 décembre 2003 |
|---|---|
| | (en milliers de dollars) |
| Immobilisations corporelles | 215 573 |
| Dépenses non amorties de mise en valeur de la mine | 53 371 |
| | 268 944 |

### 7. OBLIGATIONS EN VERTU DE CONTRATS DE LOCATION-ACQUISITION

La Société a conclu des contrats de location-acquisition portant sur du matériel.

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| Obligations locatives | 13 584 | 13 | 136 |
| Moins : tranche à court terme de l'obligation | (2 748) | (13) | (123) |
| | 10 836 | — | 13 |

## 7. OBLIGATIONS EN VERTU DE CONTRATS DE LOCATION-ACQUISITION (suite)

Le tableau suivant représente les paiements de location minimaux pour le matériel utilisé dans le cadre des activités d'exploitation au cours des cinq prochaines années :

| | 30 septembre 2004 | 31 décembre 2003 |
|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) |
| 2004 | 852 | 14 |
| 2005 | 3 410 | — |
| 2006 | 3 410 | — |
| 2007 | 3 739 | — |
| 2008 | 3 666 | — |
| 2009 | 241 | — |
| Moins : intérêts théoriques | (1 734) | (1) |
| | 13 584 | 13 |

Le taux d'intérêt est en moyenne de 5,5 % et est fixe pour la durée des baux venant à échéance en 2007 et en 2008.

## 8. TITRES D'EMPRUNT

| | 30 septembre 2004 | 31 décembre | |
|---|---|---|---|
| | | 2003 | 2002 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| Province du Manitoba | 17 500 | 19 500 | 21 500 |
| Papier commercial | — | — | 472 783 |
| Emprunt bancaire | — | — | 4 739 |
| | 17 500 | 19 500 | 499 022 |
| Moins : tranche à court terme de la dette à long terme | 2 000 | 2 000 | 479 522 |
| | 15 500 | 17 500 | 19 500 |

L'emprunt sans intérêt de la province du Manitoba est garanti par une lettre de crédit de soutien irrévocable, émise par une banque à charte canadienne, et garanti par la société mère et doit être remboursé en versements de 2 M$ les 14 juin 2004 et 2005, de 4 M$ les 14 juin 2006 et 2007 et de 7,5 M$ le 14 juin 2008. La province peut déclarer que la totalité de l'emprunt est échu et exigible intégralement à la date du versement suivant immédiatement la date d'expiration du projet 2012. Le projet 2012 est un ensemble défini de projets d'immobilisations qui doit prendre fin si le conseil en décide ainsi ou si la Société ne réussit pas à maintenir le niveau convenu de dépenses en immobilisations du projet 2012 pendant la durée de l'emprunt. Au cours de 2003, les dépenses en immobilisations cumulées du projet correspondaient au total des engagements du projet.

Le papier commercial représente les effets à payer à court terme, lesquels ont été reconduits ou refinancés par la Société sur une base à long terme. Le papier commercial porte intérêts aux taux du marché à court terme et est garanti par la société mère. Le papier commercial pour 2002 incluait des coupures de 161,7 M$ US et de 216,1 M$, laquelle a été échangée en dollars américains pour un total de 137,6 M$ US. En 2003, le papier commercial a été remboursé à même les liquidités obtenues par suite de l'émission d'actions privilégiées.

**8. TITRES D'EMPRUNT (suite)**

Les intérêts débiteurs de la Société sur la dette à long terme et le taux d'intérêt moyen pondéré s'établissent comme suit :

| | Pour les périodes de neuf mois terminées les 30 septembre | | Pour les exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | **2004** | **2003** | **2003** | **2002** | **2001** |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Intérêts débiteurs | — | 1 400 | 1 500 | 9 100 | 18 600 |
| Taux d'intérêt moyen pondéré | — | 1,4 % | 1,4 % | 1,8 % | 4,0 % |

Les intérêts débiteurs sur la dette à long terme sont inclus dans les frais d'exploitation.

La Société dispose d'une ligne de crédit pouvant aller jusqu'à 30 M$ portant intérêt au taux préférentiel et garantie par la société mère. La ligne de crédit est utilisée pour combler les besoins de liquidités à court terme et pour garantir les lettres de crédit.

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| Lettres de crédit en cours | 5 300 | 4 000 | 1 600 |

Les lettres de crédit en cours réduisent les montants disponibles aux termes de la ligne de crédit.

**9. OBLIGATIONS AU TITRE DES RÉGIMES DE RETRAITE**

La Société dispose de régimes de retraite non contributifs et contributifs à prestations déterminées pour ses employés.

L'information relative aux régimes de retraite non contributifs et contributifs à prestations déterminées s'établit comme suit :

| | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|
| | (en milliers de dollars) | (en milliers de dollars) |
| **Variation de l'obligation au titre des régimes de retraite** | | |
| Obligation au début | 165 332 | 158 696 |
| Coût des services rendus au cours de l'exercice | 5 542 | 5 121 |
| Frais d'intérêts | 11 538 | 10 453 |
| Modifications apportées au régime | 18 333 | 2 820 |
| (Gains actuariels) pertes actuarielles | (1 555) | 4 119 |
| Prestations versées | (12 643) | (15 877) |
| Obligation à la fin | 186 547 | 165 332 |
| **Variation des actifs des régimes de retraite** | | |
| Juste valeur des actifs du régime au début | 117 677 | 127 942 |
| Rendement réel des actifs du régime | 10 575 | (6 258) |
| Cotisations de l'employeur | 18 869 | 11 870 |
| Prestations versées | (12 643) | (15 877) |
| Juste valeur des actifs du régime à la fin | 134 478 | 117 677 |
| Situation de capitalisation déficitaire des régimes à la fin | (52 069) | (47 655) |
| Pertes actuarielles et sur placements non constatées | 9 183 | 13 059 |
| Coût non constaté des services passés | 9 217 | — |
| Obligation nette au titre des régimes de retraite à la fin | (33 669) | (34 596) |

## 152640 CANADA INC.

## NOTES COMPLÉMENTAIRES (suite)

### Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié) et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 (non vérifié) (en dollars canadiens)

**9. OBLIGATIONS AU TITRE DES RÉGIMES DE RETRAITE (suite)**

En raison de la fermeture de la mine Ruttan, la Société prévoit régler ses obligations aux termes des régimes de retraite à l'égard des anciens employés de la mine Ruttan au moyen de l'achat de contrats d'assurance par lesquels l'assureur assume la totalité des risques et engagements de la Société en vertu des régimes. La finalisation des règlements aura lieu ultérieurement. En 2002, les anciens employés de la mine Ruttan, qui est fermée, ne gagnaient plus de nouveaux droits aux prestations en vertu de leurs régimes de prestations.

La charge de retraite comprend les composantes suivantes :

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Coût des services rendus au cours de l'exercice | 4 312 | 4 154 | 5 542 | 5 121 | 5 399 |
| Frais d'intérêts | 9 271 | 6 509 | 11 538 | 10 443 | 10 342 |
| Rendement prévu des actifs du régime | (7 237) | (5 997) | (8 398) | (8 271) | (8 841) |
| Amortissement des pertes actuarielles et sur placements | 7 | 108 | 144 | — | — |
| Amortissement du coût non constaté des services passés | 4 513 | 6 550 | 8 733 | — | 447 |
| Règlement des liquidations de Ruttan | — | — | — | 2 820 | 934 |
| Charge des régimes de retraite à prestations déterminées | 10 866 | 11 324 | 17 559 | 10 113 | 8 281 |
| Charge du régime de retraite à cotisations déterminées | 152 | 157 | 384 | 150 | 160 |
| Charge de retraite | 11 018 | 11 481 | 17 943 | 10 263 | 8 441 |

Les hypothèses moyennes pondérées utilisées dans la détermination des obligations au titre des régimes de retraite sont les suivantes :

| | 31 décembre | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | % | % | % |
| Taux d'actualisation | 6,85 | 6,75 | 6,75 |
| Rendement prévu des actifs du régime | 7,55 | 6,95 | 6,50 |
| Taux de croissance de la rémunération | 4,25 | 4,25 | 4,25 |

Le taux d'actualisation utilisé pour évaluer les obligations, le niveau des actifs du régime disponible pour financer ces obligations ainsi que le taux de rendement à long terme prévu sur les actifs du régime ont une incidence importante sur la charge de retraite de la Société.

La Société revoit les hypothèses utilisées pour évaluer la charge de retraite (y compris le taux d'actualisation) sur une base annuelle. D'un exercice à l'autre, la conjoncture économique et les conditions du marché à la date d'évaluation ont une incidence sur ces hypothèses.

L'établissement du taux de rendement futur prévu sur les actifs des régimes de retraite relève d'une question de jugement. La Société tient compte des éléments suivants au moment de formuler cette hypothèse :

- la durée des obligations au titre des régimes de retraite;
- les types de catégorie de placements dans lesquels les actifs du régime sont investis et le taux de rendement composé prévu sur ces catégories de placement.

## 9. OBLIGATIONS AU TITRE DES RÉGIMES DE RETRAITE (suite)

**Actifs du régime**

La répartition moyenne pondérée de l'actif du régime de retraite, par catégorie d'actif, s'établit comme suit :

| | 31 décembre | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | % | % | % |
| Titres de capitaux propres | 58,2 | 53,9 | 55,3 |
| Titres de créance | 41,8 | 46,1 | 44,7 |
| | 100,0 | 100,0 | 100,0 |

La répartition d'actifs visée est la suivante :

| | 31 décembre | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| | % | % | % |
| Titres de capitaux propres | 57 | 57 | 57 |
| Titres de créance | 43 | 43 | 43 |
| | 100 | 100 | 100 |

Le principal objectif d'investissement quantitatif de la Société vise à maximiser le taux de rendement réel à long terme, sous réserve d'un degré de risque d'investissement acceptable. La tolérance au risque est établie en considérant plusieurs facteurs, y compris les résultats antérieurs, les conditions actuelles du marché et la situation de capitalisation du régime.

À l'exception des placements en instruments à taux fixe, l'actif du régime est activement géré par des gestionnaires de placements dont l'objectif consiste à obtenir des rendements supérieurs à ceux qui pourraient être réalisés avec des placements gérés passivement. Puisque la composition réelle des fonds investis variera par rapport à la combinaison des placements prescrits, les gestionnaires de placements ont la responsabilité de ramener les éléments à une combinaison appropriée.

**Cotisations**

Pour la période terminée le 30 septembre 2004, la Société a versé des cotisations à hauteur de 9,94 M$ et de 0,15 M$ à son régime à prestations déterminées et à son régime à cotisations déterminées, respectivement. La Société prévoit que les cotisations totales pour l'exercice s'établiront à 13,1 M$ et à 0,2 M$ pour son régime à prestations déterminées et son régime à cotisations déterminées, respectivement.

## 10. AUTRES AVANTAGES SOCIAUX FUTURS DES EMPLOYÉS

Le tableau suivant présente de l'information sur les avantages postérieurs au départ à la retraite et les autres avantages postérieurs à l'emploi de la Société :

| | 31 décembre | |
|---|---|---|
| | 2003 | 2002 |
| | (en milliers de dollars) | (en milliers de dollars) |
| **Variation des autres avantages sociaux futurs des employés** | | |
| Obligation au début | 34 489 | 33 929 |
| Coût des services rendus au cours de l'exercice | 1 668 | 525 |
| Frais d'intérêts | 2 256 | 2 121 |
| *Modifications apportées au régime* | 306 | — |
| Pertes actuarielles | (813) | (467) |
| Prestations versées | (1 706) | (1 619) |
| Obligation à la fin | 36 200 | 34 489 |
| Situation de capitalisation déficitaire des régimes à la fin | (36 200) | (34 489) |
| Pertes actuarielles et sur placements non constatées | (408) | 404 |
| Autres avantages sociaux futurs des employés à la fin, montant net | (36 608) | (34 085) |

La charge au titre des autres avantages sociaux futurs des employés inclut les composantes suivantes :

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Coût des services rendus au cours de l'exercice | 1 277 | 1 251 | 1 668 | 525 | 1 859 |
| Frais d'intérêts | 1 300 | 796 | 2 256 | 2 121 | 2 056 |
| Amortissement du coût non constaté des services passés | 6 | 230 | 306 | — | (1 150) |
| Autres | — | — | — | (674) | — |
| Charge au titre des autres avantages sociaux futurs des employés | 2 583 | 2 277 | 4 230 | 1 972 | 2 765 |

Les hypothèses moyennes pondérées utilisées dans la détermination des obligations et de la charge au titre des autres avantages sociaux futurs des employés sont les suivantes :

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | % | % | % |
| Taux d'actualisation | 7,00 | 6,75 | 6,75 |
| Rendement prévu des actifs du régime | s.o. | s.o. | s.o. |
| Taux de croissance de la rémunération | 4,25 | 4,25 | 4,75 |

Il a été supposé que le taux tendanciel du coût des soins de santé utilisé pour mesurer les autres avantages sociaux futurs des employés commencerait à 9,08 % en 2004, qu'il diminuerait graduellement pour s'établir à 4,5 % d'ici 2009 et qu'il resterait à ces niveaux par la suite.

## 10. AUTRES AVANTAGES SOCIAUX FUTURS DES EMPLOYÉS (suite)

Si le taux tendanciel du coût des soins de santé augmentait de un point de pourcentage, l'obligation accumulée au titre des avantages postérieurs au départ à la retraite et le total du coût des services rendus et des frais d'intérêts auraient augmenté comme suit :

| | 31 décembre | |
|---|---|---|
| | 2003 | 2002 |
| | (en milliers de dollars) | (en milliers de dollars) |
| Obligation accumulée au titre des avantages postérieurs au départ à la retraite | 7 049 | 6 546 |
| Total du coût des services rendus et des frais d'intérêts | 675 | 640 |

Si le taux tendanciel du coût des soins de santé diminuait de un point de pourcentage, l'obligation accumulée au titre des avantages postérieurs au départ à la retraite et le total du coût des services rendus et des frais d'intérêts auraient diminué comme suit :

| | 31 décembre | |
|---|---|---|
| | 2003 | 2002 |
| | (en milliers de dollars) | (en milliers de dollars) |
| Obligation accumulée au titre des avantages postérieurs au départ à la retraite | 5 542 | 5 147 |
| Total du coût des services rendus et des frais d'intérêts | 521 | 494 |

**Cotisations**

Pour la période terminée le 30 septembre 2004, la Société a versé des cotisations à hauteur de 1,29 M$ à ses autres avantages sociaux futurs des employés. La Société prévoit que les cotisations totales pour l'exercice s'établiront à 1,7 M$.

## 11. ACTIONS PRIVILÉGIÉES RACHETABLES, ACTIONS ORDINAIRES ET SURPLUS D'APPORT

*Capital-actions*

Le capital-actions autorisé et émis de la Société s'établit comme suit :

**Actions autorisées**

Un nombre illimité d'actions privilégiées sans droit de vote, donnant droit à des dividendes non cumulatifs de la façon et au moment où ils sont déclarés. Ces actions sont rachetables au gré du porteur et sont, à ce titre, constatées à titre de passif. Elles sont également rachetables au gré de la Société.

Un nombre illimité d'actions ordinaires avec droit de vote.

**Actions émises**

| | 30 septembre 2004 | 31 décembre | |
|---|---|---|---|
| | | 2003 | 2002 |
| | (non vérifié) | | |
| Actions privilégiées rachetables | | | |
| Émises | 127 024 042 | 127 024 042 | 66 896 730 |
| Capital déclaré (en milliers de dollars) | 1 270 241 | 1 270 241 | 668 967 |
| Actions ordinaires | | | |
| Émises | 122 348 | 122 348 | 122 348 |
| Capital déclaré (en milliers de dollars) | 15 021 | 15 021 | 15 021 |

152640 CANADA INC.

NOTES COMPLÉMENTAIRES (suite)

Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié)
et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 (non vérifié)
(en dollars canadiens)

## 11. ACTIONS PRIVILÉGIÉES RACHETABLES, ACTIONS ORDINAIRES ET SURPLUS D'APPORT (suite)

*Surplus d'apport*

Le surplus d'apport représente les montants versés par la société mère avant le 1er janvier 2001.

## 12. ÉVENTUALITÉS

La Société et ses filiales font l'objet de divers litiges et réclamations qui surviennent dans le cours normal des affaires. Puisque l'issue de ces procédures ne peut être prévue avec certitude, aucun montant n'a été constaté dans ces états financiers consolidés.

Les principaux litiges et réclamations sont les suivants :

a) Le 10 février 1995, des demandes en dommages-intérêts ont été déposées contre Saskatchewan Power Corporation (« SaskPower »), la Société et Churchill River Power Company Limited (« CRP ») visant un montant total de 1 G$ en dommages-intérêts compensatoires et plus de 100 M$ en dommages-intérêts exemplaires. Ces demandes ont été déposées relativement à l'utilisation et à l'exploitation de Whitesand Dam et de Island Falls Hydro Electric Station en Saskatchewan dont la propriété a été transférée de CRP, une ancienne filiale en propriété exclusive de la Société, à SaskPower en 1981. Selon l'information dont elle dispose actuellement, la direction est d'avis que le dénouement des réclamations n'aura pas une incidence importante sur les états financiers.

b) En 2004, deux plaintes ont été déposées dans l'État de la Caroline du Nord, aux États-Unis, désignant de nombreux défendeurs, dont la Société et sa coentreprise, Considar Metal Marketing Inc. Les demandeurs exigent des dommages-intérêts d'un montant de 67 M$ en raison d'un accident qui serait survenu dans une usine de West Pharmaceuticals Services, Inc. à Kinston, en Caroline du Nord. Les défendeurs ont retenu les services d'un avocat pour contester les réclamations et rejeter toute responsabilité. Il est trop tôt pour évaluer la probabilité que les demandes soient fondées. Selon l'information dont elle dispose actuellement, la direction est d'avis que le dénouement des réclamations n'aura pas une incidence importante sur les états financiers.

c) Le 21 avril 2004, Novawest Resources Inc. a engagé une poursuite devant la Cour suprême de la Colombie-Britannique, visant à obtenir des dommages-intérêts d'un montant non précisé, notamment contre Hudson Bay Exploration and Development Company Limited, une filiale de la Société. Selon la poursuite, il y aurait eu abus de confiance, et des dommages-intérêts sont réclamés en raison de cet abus. Les défendeurs ont retenu les services d'un avocat pour contester la réclamation et rejeter toute responsabilité. Il est trop tôt pour évaluer la probabilité que les demandes soient fondées. Selon l'information dont elle dispose actuellement, la direction est d'avis que le dénouement des réclamations n'aura pas une incidence importante sur les états financiers.

## 13. IMPÔTS

La charge d'impôts est constituée principalement d'impôt des grandes sociétés. Le rapprochement des impôts sur les bénéfices calculés aux taux d'imposition prévus par la loi et de la provision réelle pour impôts s'établit comme suit :

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Taux d'imposition prévu par la loi | 42,62 % | 44,12 % | 44,12 % | 46,12 % | 46,12 % |
| Charge d'impôts (bénéfices) au taux réglementaire | 16 472 | (18 439) | (145 060) | (37 477) | (59 272) |
| Déductions au titre des ressources et de l'épuisement, moins les impôts sur les ressources (recouvrement) | (11 484) | — | — | 10 874 | 7 016 |
| Économies liées aux pertes fiscales de l'exercice non constatées | (19 423) | 13 517 | 11 983 | 37 634 | 36 686 |
| Économies liées à d'autres écarts temporaires non constatées | 14 435 | 19 820 | 153 294 | (2 687) | 3 418 |
| Autres écarts permanents | — | (14 898) | (20 217) | (8 344) | 12 152 |
| Impôt des grandes sociétés et autres | (150) | 1 103 | 1 318 | 1 698 | 1 208 |
| | (150) | 1 103 | 1 318 | 1 698 | 1 208 |

**13. IMPÔTS (suite)**

La Société a des reports de pertes prospectifs autres qu'en capital s'élevant à environ 215,8 M$ (188,6 M$ en 2002) qui n'ont pas été comptabilisés dans les états financiers. De plus, des écarts temporaires entre l'assiette fiscale et la valeur comptable des actifs et des passifs qui se traduiraient par un actif d'impôts de 229,4 M$ (139,4 M$ en 2002) n'ont pas été comptabilisés. Les soldes correspondants au titre des reports de pertes prospectifs autres qu'en capital et des actifs d'impôts non comptabilisés ont antérieurement été déclarés et se chiffraient à 201,5 M$ et à 129,6 M$. Les montants initialement déclarés en 2002 étaient fondés sur le dépôt prévu de documents auprès des organismes de réglementation et ont été redressés pour tenir compte des dépôts réels. Ces pertes expireront comme suit :

| | |
|---|---|
| 2007 | 35 720 000 $ |
| 2008 | 71 323 000 |
| 2009 | 81 598 000 |
| 2010 | 27 161 000 |

L'actif d'impôts futurs découle des écarts temporaires entre les soldes d'ouverture des états financiers relativement aux immobilisations corporelles, aux régimes de retraite, aux autres avantages sociaux futurs des employés et à l'obligation liée à la mise hors service d'immobilisations et les soldes des comptes connexes ainsi que des pertes autres qu'en capital disponibles. L'actif d'impôts futurs a été porté intégralement en réduction de la provision pour moins-value.

En raison de sa participation de coentreprise dans Considar Metal Marketing SA, la Société a des reports de pertes prospectifs autres qu'en capital d'environ 0,3 M$ (0,02 M$ en 2002) qui n'ont pas été comptabilisés dans les états financiers. Les avantages fiscaux liés aux reports de pertes prospectifs autres qu'en capital expirent comme suit :

| | |
|---|---|
| 2007 | 22 000 $ |
| 2010 | 243 000 |

**14. GESTION DES RISQUES AU MOYEN D'INSTRUMENTS FINANCIERS**

Tel qu'il est expliqué à la note 2, le 1er janvier 2004, la juste valeur de la totalité des instruments dérivés en cours qui n'ont pas été inscrits comme des couvertures aux fins comptables ont été enregistrés dans le bilan consolidé, et un montant compensatoire a été ajouté aux frais reportés, selon le cas. Les frais reportés sont comptabilisés dans les produits ou dans les charges, selon le cas, sur la durée de l'élément auparavant couvert. Après quoi, les variations de la juste valeur sont inscrites dans le bilan consolidé et le gain ou la perte non réalisé connexe est inscrit dans le bénéfice net. Du total des frais reportés de 11,1 M$ inscrits au 1er janvier 2004, une tranche de 4,4 M$ a été constatée dans les produits de la période de neuf mois terminée le 30 septembre 2004, et le solde sera constaté comme suit (en millions) :

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 2004 | 1er trimestre | s.o. | 2e trimestre | s.o. | 3e trimestre | s.o. | 4e trimestre | 2,1 $ |
| 2005 | 1er trimestre | 0,6 $ | 2e trimestre | 0,5 $ | 3e trimestre | 0,5 $ | 4e trimestre | 0,4 $ |
| 2006 | 1er trimestre | 0,7 $ | 2e trimestre | 0,9 $ | 3e trimestre | 0,9 $ | 4e trimestre | néant |

La juste valeur estimative de tous les instruments financiers dérivés est fondée sur le cours du marché ou, en son absence, sur les données et les prévisions du marché provenant de tiers. Les gains ou les pertes non réalisés et les gains ou les pertes réalisés sont présentés de façon distincte dans les résultats. Les pertes liées aux instruments financiers comprennent la perte non réalisée sur la juste valeur qui s'établit à 0,3 M$, et les gains réglés qui s'élèvent à 4,6 M$.

*Gestion des risques de change*

La Société a recours à des contrats de change à terme pour limiter l'incidence de la fluctuation des taux de change sur les actifs et les passifs libellés en devises ainsi que sur les opérations futures prévues. Des contrats à terme portant sur la vente de devises, assortis d'une valeur nominale en dollars américains, ont été conclus afin de gérer son exposition aux risques de change futurs prévus (26 M$ US au taux de 1,5551 $ en 2004, 8 M$ US au taux de 1,5868 $ en 2005 et 6 M$ US au taux de 1,5890 $ en 2006).

La Société utilise des tunnels de devises, au moyen desquels elle établit une fourchette à l'intérieur de laquelle elle peut gérer son exposition aux fluctuations des devises. La Société a des contrats d'option d'achat sur devises en cours qui lui donnent le droit, mais non l'obligation, d'acheter des devises (8 M$ US au taux de 1,5650 $ en 2004, 8 M$ US au taux de 1,5650 $ en 2005 et 6 M$ US au taux de 1,5650 $ en 2006) ainsi que des contrats d'option de vente sur devises en cours qui donnent à l'acheteur le droit, mais non l'obligation,

## 14. GESTION DES RISQUES AU MOYEN D'INSTRUMENTS FINANCIERS (suite)

de vendre des devises à la Société (8 M$ US au taux de 1,6010 $ en 2004, 8 M$ US au taux de 1,6040 $ en 2005 et 6 M$ US au taux de 1,6065 $ en 2006).

*Risque de crédit*

La Société fournit du crédit à ses clients dans le cours normal de ses activités. Elle effectue, sur une base régulière, des contrôles portant sur la solvabilité de ses clients et maintient des provisions pour pertes sur créances éventuelles. La presque totalité des débiteurs de la Société se rapportent à sa coentreprise Considar Metal Marketing.

La Société est exposée à un risque de crédit dans l'éventualité où les contreparties ne respecteraient pas leurs obligations aux termes des contrats sur les produits dérivés. La Société ne détient aucune garantie ni autre sûreté à l'appui des instruments financiers comportant un risque de crédit, mais elle atténue ce risque en ne faisant affaire qu'avec des parties financièrement solides et, par conséquent, ne prévoit pas subir de pertes en raison de l'inexécution de certaines obligations.

*Gestion du risque sur marchandises*

La Société maintient des programmes de protection des prix et gère le risque sur marchandises au moyen de contrats de vente à terme, de contrats avec option de report de l'échéance et de contrats d'option. La Société a des contrats à terme d'or à des taux moyens de 317,30 $ US pour 16 100 onces en 2004, de 329,71 $ US pour 16 200 onces en 2005 et de 332,63 $ US pour 2 200 onces en 2006.

La Société utilise des tunnels de marchandises, au moyen desquels elle établit une fourchette à l'intérieur de laquelle elle peut gérer son exposition aux fluctuations des prix des marchandises. La Société a des contrats d'option d'achat d'or en cours qui lui donnent le droit, mais non l'obligation, d'acheter 37 200 onces à 415,75 $ US en 2004 et 20 400 onces à 450 $ US en 2005, ainsi que des contrats d'option de vente d'or en cours qui lui donnent le droit, mais non l'obligation, de vendre 37 200 onces à 380 $ US en 2004 et 20 400 onces à 390 $ US en 2005.

Par l'intermédiaire de sa participation de coentreprise dans Considar Metal Marketing SA, la Société gère le risque lié aux ventes physiques à terme effectuées sur la base d'un prix fixe relativement au zinc et à l'oxyde de zinc et, par conséquent, est partie à des contrats d'achat à terme de zinc. Au 31 décembre 2003, la coentreprise avait des contrats à terme en cours visant l'achat de 30 114 tonnes de zinc à des prix variant entre 802 $ US et 1 010 $ US la tonne, à diverses dates de règlement au cours des trois prochaines années.

## 15. JUSTE VALEUR DES INSTRUMENTS FINANCIERS

Le tableau ci-dessous fait état de la juste valeur estimative des instruments financiers détenus par la Société :

| | 30 septembre | | 31 décembre | | | |
|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | |
| | Valeur comptable | Juste valeur | Valeur comptable | Juste valeur | Valeur comptable | Juste valeur |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| **Actif** | | | | | | |
| Espèces | 25 908 | 25 908 | 3 537 | 3 537 | 4 003 | 4 003 |
| Débiteurs | 70 744 | 70 744 | 62 731 | 62 731 | 59 413 | 59 413 |
| **Passif** | | | | | | |
| Créditeurs et charges à payer | 67 256 | 67 256 | 67 444 | 67 444 | 73 387 | 73 387 |
| Tranche à court terme de la dette à long terme | 2 000 | 2 000 | 2 000 | 2 000 | 479 522 | 479 522 |
| Tranche à court terme des obligations en vertu de contrats de location-acquisition | 2 748 | 2 748 | 13 | 13 | 123 | 123 |
| Dette à long terme | 15 500 | 14 800 | 17 500 | 16 514 | 19 500 | 18 319 |
| **Instruments dérivés** | | | | | | |
| Risque de change | | | | | | |
| Actif | 13 745 | 13 745 | 1 390 | 15 922 | — | 999 |
| Passif | 2 947 | 2 947 | — | — | 270 | 5 710 |

152640 CANADA INC.

NOTES COMPLÉMENTAIRES (suite)

Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié) et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 (non vérifié) (en dollars canadiens)

## 15. JUSTE VALEUR DES INSTRUMENTS FINANCIERS (suite)

La valeur comptable des espèces et quasi-espèces, des débiteurs, des créditeurs et des charges à payer, de la tranche à court terme de la dette à long terme ainsi que de la tranche à court terme des obligations en vertu de contrats de location-acquisition avoisine leur juste valeur en raison de leur nature à court terme. La juste valeur de la dette à long terme a été déterminée à partir des flux monétaires actualisés aux taux courants du marché. Les instruments financiers dérivés ont été évalués aux justes valeurs actuelles en se fondant sur les cours du marché ou sur des méthodologies d'évaluation reconnues.

## 16. INFORMATION SUR LES APPARENTÉS

La totalité des actions ordinaires et des actions privilégiées de la Société sont détenues indirectement par AAplc. La Société est apparentée à des sociétés sous le contrôle d'AAplc ou sur lesquelles AAplc exerce une influence notable.

Le tableau qui suit résume les opérations de la Société conclues avec des apparentés au cours des périodes suivantes :

| | Type d'opération | Classement | 30 septembre 2004 | 30 septembre 2003 | 31 décembre 2003 | 31 décembre 2002 | 31 décembre 2001 |
|---|---|---|---|---|---|---|---|
| | | | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| **Entreprises sous contrôle commun** | | | | | | | |
| Anglo American (Luxembourg) SA | Instruments dérivés | Instruments dérivés | 3 946 | 2 402 | 3 395 | — | — |
| Anglo American plc | Intérêts créditeurs | Exploitation | 89 | — | — | — | — |
| Anglo American Exploration (Canada) Ltd. | Frais de gestion | Autre bénéfice | 19 | 19 | 25 | 25 | 25 |
| | | | 4 054 | 2 421 | 3 420 | 25 | 25 |
| **Entreprises sous contrôle commun** | | | | | | | |
| Compania Minera Dona Ines de Collahuasi | Achats de concentrés | Exploitation | 44 597 | 21 220 | 29 141 | 4 913 | 13 829 |
| Anglo American Exploration (Canada) Ltd. | Exploration | Exploration | — | — | 5 640 | 7 064 | 10 223 |
| Boart Longyear Inc. | Services et approvisionnements | Exploitation | 2 816 | 2 508 | 3 611 | 4 280 | 4 817 |
| Anglo American (Luxembourg) SA | Instruments dérivés | Instruments dérivés | — | — | — | 4 462 | 3 019 |
| Anglo American Corporation | Consultation | Général et administratif | — | 17 | — | — | 161 |
| Autres | Technique/ personnel | Exploitation | 17 | 48 | 261 | 432 | 579 |
| | | | 47 430 | 23 793 | 38 653 | 21 151 | 32 628 |
| **Entité satellite** | | | | | | | |
| Considar SA | Marketing | Général et administratif | — | — | — | — | 123 |

Ces opérations sont conclues dans le cours normal des activités et sont mesurées à la valeur d'échange qui correspond à la contrepartie fixée par les apparentés et dont elles ont convenue.

## 16. INFORMATION SUR LES APPARENTÉS (suite)

Les négociants et les producteurs dans le domaine du métal commun échangent souvent des produits de qualité et de poids égal dans différents emplacements géographiques afin de réduire les frais de transport qui auraient autrement été engagés si le métal avait été livré physiquement aux endroits désirés. La Société a également recours à cet outil de marketing, et il arrive que le partenaire d'échange soit une entreprise sous contrôle commun. Toutes les opérations de cette nature sont effectuées à des conditions et des prix équivalents à ceux de la concurrence.

À la fin des périodes, les montants à payer aux entités apparentées ou par celles-ci sont les suivants :

| | 30 septembre | 31 décembre | | |
|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| **Entreprises sous contrôle commun** | | | | |
| Anglo American Exploration (Canada) Ltd. | 11 628 | 4 152 | 1 622 | 5 501 |
| Anglo American (Luxembourg) SA | 8 569 | — | (402) | (514) |
| Boart Longyear Inc. | (248) | (294) | (220) | (422) |
| Autres | 25 | (27) | 79 | 176 |
| | 19 974 | 3 831 | 1 079 | 4 741 |
| **Entité satellite** | | | | |
| Baffinland Iron Mines | — | — | — | 122 |

Ces soldes sont payables sur demande et découlent de la vente des produits ou de la prestation des services mentionnés ci-dessus.

Le 30 septembre 2004, les espèces et quasi-espèces comprenaient un dépôt à court terme portant intérêt de 17,8 M$ auprès d'Anglo American (Luxembourg) SA.

## 17. PLACEMENTS DANS LES COENTREPRISES

Considar Metal Marketing SA, une entité constituée en personne morale en vertu des lois du Grand-Duché de Luxembourg, est une coentreprise dont la Société détient une participation de 50 %. La coentreprise Considar Metal Marketing Inc. et ses filiales en propriété exclusive exercent des activités qui consistent à fournir du métal aux clients des diverses industries liées au métal.

Avant 2004, la Société détenait une participation dans la coentreprise Namew Lake qui était inactive durant la période couverte par les présents états financiers.

# 152640 CANADA INC.

## NOTES COMPLÉMENTAIRES (suite)

### Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié) et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 (non vérifié) (en dollars canadiens)

**17. PLACEMENTS DANS LES COENTREPRISES (suite)**

Le tableau qui suit est un résumé de la portion au prorata de 50 % de l'actif, du passif, des produits et des charges de la coentreprise Considar Metal Marketing SA que détient la Société. Une partie importante des ventes de la Société sont conclues avec la coentreprise. La présentation de l'information ne tient pas compte des éliminations.

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) |
| **ACTIF** | | | |
| **À court terme** | | | |
| Encaisse | 1 259 | 761 | 870 |
| Débiteurs | 19 428 | 16 600 | 17 534 |
| Stocks | 25 543 | 26 416 | 25 266 |
| Charges payées d'avance et autres actifs | 60 | 32 | 29 |
| Juste valeur des instruments dérivés non réalisée | 2 033 | — | — |
| | 48 323 | 43 809 | 43 699 |
| Juste valeur des instruments dérivés non réalisée | 822 | — | — |
| Immobilisations corporelles | 111 | 117 | 134 |
| | 49 256 | 43 926 | 43 833 |
| **PASSIF** | | | |
| **À court terme** | | | |
| Créditeurs et charges à payer | 45 403 | 43 347 | 42 674 |
| Juste valeur des instruments dérivés non réalisée | 105 | — | — |
| Charge reportée | 732 | — | — |
| | 46 240 | 43 347 | 42 674 |
| **CAPITAUX PROPRES** | | | |
| Capital-actions | 1 605 | 1 605 | 1 605 |
| Écarts de conversion cumulés | (278) | (251) | (6) |
| Déficit | 1 689 | (775) | (440) |
| | 3 016 | 579 | 1 159 |
| | 49 256 | 43 926 | 43 833 |

## 152640 CANADA INC.

## NOTES COMPLÉMENTAIRES (suite)

### Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié) *et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 (non vérifié)* (en dollars canadiens)

**17. PLACEMENTS DANS LES COENTREPRISES (suite)**

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (non vérifié) | (non vérifié) | | | |
| **PRODUITS** | | | | | |
| Chiffre d'affaires | 211 643 | 175 256 | 240 141 | 257 102 | 223 654 |
| Autre bénéfice | 3 | 76 | 345 | 144 | (367) |
| Amortissement de la charge reportée sur les instruments dérivés | 1 306 | — | — | — | — |
| | 212 952 | 175 332 | 240 486 | 257 246 | 223 287 |
| **FRAIS ET CHARGES** | | | | | |
| Frais d'exploitation, généraux et administratifs | 212 451 | 175 363 | 240 785 | 257 257 | 222 717 |
| Amortissement | 21 | 23 | 32 | 43 | 43 |
| (Gain) sur instruments dérivés | (1 984) | — | — | — | — |
| | 210 488 | 175 386 | 240 817 | 257 300 | 222 760 |
| Perte avant impôts et pour l'exercice | 2 464 | (54) | (331) | (54) | 527 |
| *Flux de trésorerie liés aux activités d'exploitation* | 1 946 | 249 | 155 | 426 | (2 887) |
| Flux de trésorerie liés aux activités de financement | — | — | — | — | 2 251 |
| Flux de trésorerie liés aux activités d'investissement | (16) | (11) | (15) | (15) | (129) |

**18. ENGAGEMENTS**

***Contrats de location-exploitation***

La Société a conclu divers contrats de location à l'égard d'installations et de matériel. Les baux viennent à échéance au cours de périodes variant de un an à quatre ans. Le total des paiements de location minimaux restants exigés au cours des quatre prochaines années s'établit comme suit :

| | 30 septembre 2004 | 31 décembre 2003 |
|---|---|---|
| | $ | $ |
| | (non vérifié) | |
| 2004 | 898 000 | 2 074 000 |
| 2005 | 3 376 000 | 751 000 |
| 2006 | 2 479 000 | 251 000 |
| 2007 | 297 000 | — |

Par l'intermédiaire de sa participation dans la coentreprise Considar Metal Marketing SA, la Société détient, au 31 décembre 2003, divers contrats de location à l'égard d'installations et de matériel, qui viennent à échéance au cours de périodes variant de un an à huit ans. Le total des paiements annuels de location minimaux restants exigés au cours des cinq prochaines années s'établit comme suit :

| | 31 décembre 2003 |
|---|---|
| | $ |
| 2004 | 209 000 |
| 2005 | 233 000 |
| 2006 | 231 000 |
| 2007 | 219 000 |
| 2008 et ultérieurement | 747 000 |

## 18. ENGAGEMENTS (suite)

La Société a comptabilisé les coûts des contrats de location-exploitation suivants :

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Coûts des contrats de location-exploitation | 3 084 | 4 242 | 6 185 | 6 579 | 5 842 |

***Engagements d'achat et de vente***

La Société a conclu un engagement visant la livraison de 85 000 tonnes d'anodes de cuivre annuellement pour le raffinage au cours de l'année prochaine, assorti d'une option de prolongation pour une année supplémentaire, chaque année. Dans l'éventualité où la Société est incapable de satisfaire aux modalités du contrat, il serait exigé que soient faits des paiements de 0,04 $ US par livre d'anodes de cuivre non livrée.

La Société détient un engagement visant l'achat de concentré de cuivre contre paiement qui se fonde sur une livraison réputée plutôt que sur une livraison physique. Le contrat prévoit que la livraison se fera de la façon suivante :

| | |
|---|---|
| De 2004 à 2008 | 72 000 tonnes annuellement |

Le paiement se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit fixe au titre de la transformation et du raffinage. Si la Société ne peut traiter le tonnage prévu en temps opportun, la direction estime que la Société aura la capacité de négocier d'autres ententes relatives à la vente ou à la dérivation du tonnage.

La Société a un engagement visant l'achat de 40 000 tonnes métriques sèches par année de concentré de cuivre d'un apparenté (Compania Minera Dona Ines de Collahuasi) jusqu'en 2008. Le paiement est effectué 45 jours après la date du connaissement et se fonde sur le cours du marché du métal contenu pendant une certaine période suivant la livraison du concentré, moins un crédit au titre de la transformation, du raffinage et des frais de transport. La direction a l'intention de rechercher des occasions d'échanger le tonnage avec d'autres fonderies (lorsque cela s'avère avantageux en ce qui a trait aux frais de transport). Si la Société ne peut traiter le concentré ou échanger le tonnage en temps opportun, la direction estime que la Société sera en mesure de négocier d'autres ententes relatives à la vente ou à la dérivation du tonnage.

La Société dépend en partie du traitement des concentrés achetés pour réaliser une partie des profits. La disponibilité continue de tels concentrés en termes économiques au-delà de l'échéance des contrats actuels ne peut être déterminée pour le moment.

***Autres engagements et ententes***

a) La Société a fourni des subventions de déplacement et a garanti le rachat de nouvelles maisons aux employés qui ont dû déménager de celles appartenant à la Société, en raison de leur démolition. Au 31 décembre 2003, la direction croit que la valeur marchande des nouvelles maisons achetées est supérieure aux montants de la garantie connexe.

b) En septembre 1999, le projet 777, qui prolongera la durée de vie de la mine jusqu'en 2016, a été approuvé à un coût prévu de 240 M$ US. Ce projet allant de l'avant, des contrats et des engagements totalisant 10,5 M$ CA étaient en vigueur au 31 décembre 2003.

c) En décembre 2003, la Société a mis en place des ententes de conservation du personnel à l'égard de certains employés. Ces ententes prévoient des paiements advenant certains événements, notamment le changement de contrôle de la Société et le maintien en poste des employés visés à des dates données. Le montant des paiements, le cas échéant, dépend des événements futurs, lesquels ne peuvent être raisonnablement déterminés actuellement. La Société a inscrit un passif estimatif de 0,5 M$ au 30 septembre 2004.

d) En vertu d'une entente d'achat et de vente conclue entre Considar Metal Marketing Inc. (« CMM »), Considar WP Acquisition Corp. (« Considar WP ») et White Pine Copper Refinery Inc. (« White Pine »), datée du 4 juin 2000 et modifiée le 16 mai 2001, CMM a le droit de faire l'acquisition de la totalité des actions émises et en circulation de White Pine auprès de Considar WP en en

**18. ENGAGEMENTS (suite)**

informant Considar WP à certains moments en 2004, 2005 et 2006. De plus, Considar WP a le droit d'exiger que CMM procède à l'acquisition de ces actions en en informant CMM avant une certaine date en 2005.

CMM est une filiale en propriété exclusive de Considar Metal Marketing S.A. (« CMMSA »). La Compagnie minière et métallurgique de la Baie d'Hudson Limitée (« CMMB ») et Considar, Inc. (« Considar ») sont les détenteurs de la totalité des actions émises et en circulation de CMMSA. Conformément à une lettre d'accord entre CMMB et Considar datée du 4 juin 2000, si CMMB et Considar ne peuvent s'entendre sur une autre forme de financement pour l'acquisition des actions de White Pine par CMM, CMMB et Considar ont convenu de rendre disponibles à CMM des fonds suffisants pour payer la moitié du prix d'achat de 13 M$ US pour ces actions et pour tous les autres montants payables par CMM aux termes de l'entente d'achat et de vente à partir de la conclusion de l'opération.

e) En ce qui a trait à la majeure partie de la mine Callinan/777, la Société est assujettie à des paiements de redevance de 0,25 $ la tonne de minerai extrait et à une participation au revenu net de 6 ⅔ % du produit net de la production si le montant total des flux de trésorerie cumulés pour l'exercice s'avère positif. À ce jour, le total des flux de trésorerie s'est révélé considérablement négatif.

f) La Compagnie minière et métallurgique de la Baie d'Hudson Limitée dispose d'un programme d'intéressement en vertu duquel 10 % du bénéfice net de la Société (à l'exclusion des provisions pour impôts futurs), calculés conformément aux principes comptables généralement reconnus du Royaume-Uni pour tout exercice donné, seront distribués à tous les employés des exploitations Flin Flon/Snow Lake, sauf les dirigeants et le personnel clé de direction.

g) Le 31 mars 1999, la Société a conclu une entente avec le gouvernement de la Saskatchewan relativement aux activités de récupération entreprises par la Société. En outre, la Société a conclu une entente similaire avec le gouvernement du Manitoba le 7 mai 2004. La Société a remis en garantie relativement à l'obligation au titre de la remise en valeur aux gouvernements de la Saskatchewan et du Manitoba son matériel d'exploitation minière, ses immeubles et ses installations qui sont situés sur des terrains du Manitoba et de la Saskatchewan, notamment le complexe métallurgique Flin Flon et certaines mines qui y sont liées. Au 31 décembre 2003, la valeur comptable nette des actifs se chiffre à environ 237,5 M$ et la valeur de récupération estimative au moment du déclassement est de 47,6 M$. Les garanties octroyées aux provinces de la Saskatchewan et du Manitoba sont de rang égal.

Après le 30 septembre 2004, la Société a été informée par les provinces du Manitoba et de la Saskatchewan que, à leur avis, les estimations actuelles des coûts de remise en état de la Société étaient trop basses et que la sûreté pour les obligations relatives à la remise en état pourrait être insuffisante.

La Société a pris part à des discussions préliminaires avec les provinces de la Saskatchewan et du Manitoba et a convenu de procéder à une étude de faisabilité afin d'établir avec précision les coûts de remise en état estimatifs. L'étude devrait être réalisée au cours de la première partie de 2005.

La Société croit que son estimation actuelle des coûts de remise en état d'environ 51,1 M$ (32,8 M$ selon la valeur actuelle au 30 septembre 2004) est adéquate et garantit suffisamment par la caution existante. Toutefois, la Société prévoit fournir une garantie supplémentaire sous forme d'une lettre de crédit d'un montant pouvant aller jusqu'à 13 M$ au cours de la période de l'étude de faisabilité. Après la réalisation de l'étude de faisabilité, la caution appropriée sera établie en collaboration avec les provinces.

h) Dans le cours normal des activités, la Société fournit des indemnisations, qui relèvent souvent de clauses contractuelles standards, aux tiers qui prennent part aux opérations telles les contrats d'achat et de vente, les ententes de service, les contrats relatifs à des administrateurs ou à des dirigeants et les opérations de location. Ces ententes d'indemnisation peuvent exiger que la Société indemnise les tiers des frais engagés en raison de divers événements, notamment les responsabilités environnementales, les modifications apportées aux lois et aux règlements (ou des changements d'interprétation de ceux-ci), ou en raison de réclamations ou de sanctions imposées par la loi, qui peuvent être subis par le tiers et qui découlent de l'opération. Les modalités de ces ententes d'indemnisation varieront en fonction du contrat, dont la nature empêche la Société de procéder à une estimation raisonnable du montant potentiel maximal qui pourrait être requis pour rembourser les tiers. Historiquement, la Société n'a versé aucun paiement important en vertu de ces indemnisations et aucun montant n'a été comptabilisé dans les états financiers consolidés ci-joints relativement à ces garanties d'indemnisation.

**19. ASSURANCE CONTRE LES PERTES D'EXPLOITATION**

En août 2000, un incident de fonderie et une inondation sont survenus à la mine Ruttan. Les deux incidents ont occasionné l'interruption des activités pendant un certain temps. Les répercussions financières de ces incidents ont été enregistrées dans l'état des

## 19. ASSURANCE CONTRE LES PERTES D'EXPLOITATION (suite)

résultats de 2000. La Société détient une assurance contre les pertes d'exploitation et a reçu en 2003 un produit de l'assurance s'élevant à 2,3 M$ (5,0 M$ en 2002). Au 31 décembre 2003, la Société avait un débiteur impayé de 0,9 M$ relativement à l'inondation à la mine Ruttan. Pour tous les exercices financiers, la Société comptabilise le produit de l'assurance une fois qu'elle est raisonnablement assurée du recouvrement des montants réclamés. La réclamation pour l'incident de fonderie a été réglée en 2002.

## 20. MINE RUTTAN

En juin 2002, la Société a mis fin à ses activités à la mine Ruttan, qui employait environ 340 personnes, en raison de l'épuisement des réserves et de la faiblesse du prix des métaux. En 2001, afin de refléter la fermeture imminente, la Société a comptabilisé une charge d'exploitation de 21,5 M$ qui se composait de 15,7 M$ au titre de l'amortissement accéléré et de 5,8 M$ au titre des frais d'exploitation. Le montant de 5,8 M$ au titre des frais d'exploitation comprend un montant de 3,5 M$ lié aux prestations de cessation d'emploi, un montant de 1,25 M$ lié à l'ajustement des engagements envers la collectivité et les travailleurs et un montant de 1,0 M$ relativement à la réduction de valeur hors caisse des stocks de fournitures (la charge relative aux frais d'exploitation en 2001 totalisait 4,75 M$). L'historique suivant donne des précisions sur les montants additionnels et les flux de trésorerie connexes :

| | Prestations de cessation d'emploi | Ajustement des engagements envers la collectivité et les travailleurs | Total des coûts décaissés |
|---|---|---|---|
| | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Solde accumulé au 31 décembre 2000 | 5 452 | — | 5 452 |
| Charge additionnelle en 2001 | 3 500 | 1 250 | 4 750 |
| Solde accumulé au 31 décembre 2001 | 8 952 | 1 250 | 10 202 |
| Ajustements | (895) | 562 | (333) |
| Paiements en 2002 | (7 519) | (595) | (8 114) |
| Solde accumulé au 31 décembre 2002 | 538 | 1 217 | 1 755 |
| Ajustements | — | (170) | (170) |
| Paiements en 2003 | (538) | (561) | (1 099) |
| Solde accumulé au 31 décembre 2003 | — | 486 | 486 |
| Paiements en 2004 | — | (57) | (57) |
| Solde accumulé au 30 septembre 2004 (non vérifié) | — | 429 | 429 |

Le solde accumulé de 5,45 M$ au 31 décembre 2000 est lié aux prestations de cessation d'emploi qui avaient été constituées par la Société en prévision de la fermeture de la mine Ruttan. La Société prévoit régler, d'ici le 31 décembre 2004, une grande partie du solde accumulé impayé au 30 septembre 2004.

## 21. RESTRUCTURATION

En 2003, la Société a procédé à une révision des niveaux de sa main-d'œuvre dans ses activités d'exploitation, ce qui a donné lieu à une réduction d'environ 100 employés. Par conséquent, des prestations de cessation d'emploi de 5,5 M$ ont été comptabilisées dans les frais d'exploitation. La majeure partie de ces coûts avaient été payés au 31 décembre 2003.

## 22. VARIATION NETTE DES ÉLÉMENTS HORS CAISSE DU FONDS DE ROULEMENT

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Variation nette des éléments hors caisse du fonds de roulement | | | | | |
| Débiteurs | (8 013) | (2 228) | (3 318) | 19 299 | 3 322 |
| Stocks | (6 320) | 8 665 | (2 731) | 9 494 | (5 705) |
| Créditeurs et charges à payer | (188) | (3 423) | (5 943) | (8 157) | (11 408) |
| Charges payées d'avance et autres actifs | (4 731) | 1 802 | 5 307 | (4 507) | (4 086) |
| | (19 252) | 4 816 | (6 685) | 16 129 | (17 877) |

152640 CANADA INC.

NOTES COMPLÉMENTAIRES (suite)

Pour les exercices terminés les 31 décembre 2003, 2002 et 2001 (vérifié)
et pour les périodes de neuf mois terminées les 30 septembre 2004 et 2003 (non vérifié)
(en dollars canadiens)

**23. VARIATION NETTE DES AUTRES ÉLÉMENTS D'EXPLOITATION HORS CAISSE**

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Variation nette des autres éléments d'exploitation hors caisse | | | | | |
| Obligation au titre des régimes de retraite | 1 015 | (949) | (927) | (1 610) | 690 |
| Autres avantages sociaux futurs des employés | 1 560 | 1 047 | 2 523 | 352 | 1 267 |
| Obligation liée à la mise hors service d'immobilisations | 1 993 | (4 052) | (6 059) | (718) | 567 |
| Autres passifs à long terme | 10 | (1 119) | (2 141) | (9 442) | 2 190 |
| | 4 578 | (5 073) | (6 604) | (11 418) | 4 714 |

**24. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN**

Le 7 octobre 2004, la société mère a conclu une entente pour vendre la Société (voir aussi la note 1).

**25. INFORMATION SECTORIELLE**

Le chapitre 1701 du *Manuel de l'ICCA*, intitulé « Informations sectorielles », établit des normes pour la divulgation d'informations sur les secteurs d'exploitation d'une entreprise. La Société est un producteur de métal commun intégré et exerce ses activités dans un seul secteur d'exploitation isolable.

Produits de la Société par types de produits importants :

| | 30 septembre | | 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 | 2001 |
| | (en milliers de dollars) (non vérifié) | (en milliers de dollars) (non vérifié) | (en milliers de dollars) | (en milliers de dollars) | (en milliers de dollars) |
| Produits | | | | | |
| Cuivre | 207 244 | 142 655 | 213 135 | 211 484 | 192 871 |
| Zinc | 86 669 | 78 466 | 104 783 | 102 973 | 93 568 |
| Oxyde de zinc | 41 255 | 35 207 | 46 111 | 46 414 | 55 442 |
| Or | 26 540 | 18 810 | 27 288 | 28 874 | 31 557 |
| Autres | 23 318 | 23 615 | 26 597 | 46 347 | 17 151 |
| | 385 026 | 298 753 | 417 914 | 436 092 | 390 589 |

*États financiers consolidés de*

**ONTZINC CORPORATION**
(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)

*Exercices terminés les 31 décembre 2003, 2002 et 2001 et périodes de neuf mois arrêtées aux 30 septembre 2004 et 2003*

## RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de ONTZINC Corporation

Nous avons vérifié les bilans consolidés de ONTZINC Corporation (une entreprise en phase de démarrage) aux 31 décembre 2003 et 2002 et les états consolidés des résultats et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003 selon les principes comptables généralement reconnus du Canada.

Toronto, Canada
Le 5 avril 2004
(le 14 décembre 2004 pour les notes 7 a) i) et 11)

/s/ KPMG s.r.l.
Comptables agréés

**ONTZINC CORPORATION**
**(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)**

**Bilans consolidés**

| | 30 septembre 2004 | 31 décembre 2003 | 31 décembre 2002 |
|---|---|---|---|
| | (non vérifié) | (retraité — note 2 a)) | |
| **Actif** | | | |
| Actif à court terme | | | |
| Espèces et quasi-espèces | 2 951 399 $ | 2 113 735 $ | 195 181 $ |
| Somme à recevoir au titre de la souscription de débentures (note 6) | — | 2 000 000 | — |
| Autres sommes à recevoir (note 5) | — | — | 474 361 |
| Charges payées d'avance et autres éléments | 398 929 | 643 967 | 80 575 |
| | 3 350 328 | 4 757 702 | 750 117 |
| Immobilisations corporelles (note 4) | 126 320 | 28 802 | 14 471 |
| Propriétés minières et frais d'exploration reportés (note 3) | 9 226 516 | 5 911 227 | 3 571 140 |
| Frais de financement reportés (note 6) | 135 148 | 169 000 | 4 000 |
| Frais d'acquisition reportés | 759 748 | — | — |
| Débiteur à long terme (note 5) | — | — | 236 640 |
| Dépôts liés à l'environnement (note 3 a)) | 1 840 529 | 1 588 129 | — |
| | 15 438 589 $ | 12 454 860 $ | 4 576 368 $ |
| **Passif et capitaux propres** | | | |
| Passif à court terme | | | |
| Créditeurs et charges à payer | 1 764 523 $ | 1 021 549 $ | 614 559 $ |
| Emprunts | — | — | 9 998 |
| Sommes à payer à des entreprises liées en raison d'administrateurs communs (note 10) | 4 155 | 4 155 | 362 724 |
| | 1 768 678 | 1 025 704 | 987 281 |
| Obligations liées à la remise en état des lieux (note 2 a)) | 822 116 | 768 657 | 247 533 |
| Débentures convertibles (note 6) | 1 839 294 | 1 038 500 | — |
| Capitaux propres | | | |
| Actions ordinaires (note 7 a)) | 25 647 385 | 21 379 060 | 16 625 595 |
| Somme à recevoir au titre de la souscription d'actions | (340 000) | (250 000) | — |
| Actions à émettre (note 7 a)) | — | 47 072 | — |
| Bons de souscription (note 7 b)) | 6 553 890 | 4 433 514 | — |
| Bons de souscription à émettre (note 7 a)) | — | 50 545 | — |
| Surplus d'apport | 2 740 315 | 2 096 340 | 633 340 |
| Composante capitaux propres des débentures convertibles (note 6) | 1 250 000 | 961 500 | — |
| Déficit | (24 843 089) | (19 096 032) | (13 917 381) |
| | 11 008 501 | 9 621 999 | 3 341 554 |
| Continuité de l'exploitation (note 1) | | | |
| Engagements et éventualités (notes 3 a), 3 b) et 9) | | | |
| Événements postérieurs à la date du bilan (notes 7 a) i) et 11) | | | |
| | 15 438 589 $ | 12 454 860 $ | 4 576 368 $ |

Au nom du conseil,

(signé) RICHARD W. BRISSENDEN (signé) PETER GEORGE

*Se reporter aux notes afférentes aux états financiers consolidés.*

**ONTZINC CORPORATION**
**(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)**

## États consolidés des résultats et du déficit

| | Neuf mois arrêtés aux 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003[1] | 2003[1] | 2002[1] | 2001 |
| | (non vérifié) | | | | |
| Intérêts créditeurs | 19 232 $ | 5 370 $ | 7 567 $ | 2 194 $ | 614 $ |
| Charges | | | | | |
| Salaires et charges sociales | 49 064 | 48 460 | 64 614 | 13 375 | — |
| Frais de gestion | 589 000 | — | 60 000 | 24 547 | — |
| Honoraires professionnels | 871 351 | 557 941 | 895 372 | 307 725 | 81 330 |
| Entretien et maintenance des mines | 2 586 000 | 211 213 | 1 590 504 | 147 531 | — |
| Relations avec les investisseurs et droits d'inscription à la cote | 119 646 | 72 930 | 89 442 | 92 513 | 54 552 |
| Frais généraux et administratifs | 116 799 | 56 026 | 121 048 | 92 494 | 75 205 |
| Loyers | 64 226 | 76 774 | 101 322 | 42 548 | — |
| Déplacements | 168 287 | 175 217 | 347 088 | — | — |
| Perte (gain) de change | 64 002 | 161 201 | (206 794) | 4 278 | (42 980) |
| Amortissement des immobilisations corporelles | 33 542 | 2 535 | 5 463 | 1 608 | — |
| Gain au règlement de passifs | — | — | — | (9 358) | (56 308) |
| Perte (gain) à la vente d'actifs | — | (90 000) | (90 000) | — | 31 638 |
| Activités d'exploration au Chili | — | — | — | 233 351 | 2 713 672 |
| Provision pour créances douteuses (note 5) | — | — | 711 001 | — | — |
| Rémunération en options sur actions (note 7 c)) | 643 975 | 590 000 | 1 463 000 | — | — |
| Dévaluation des charges reportées | — | — | — | — | 21 805 |
| Amortissement des frais de financement reportés | 81 089 | — | — | — | — |
| Charge de désactualisation des obligations liées à la remise en état des lieux | 53 459 | 17 173 | 34 158 | 9 901 | — |
| Intérêts sur les débentures | 722 849 | — | — | — | — |
| | 6 163 289 | 1 879 470 | 5 186 218 | 960 513 | 2 878 914 |
| Perte avant les impôts sur les bénéfices | (6 144 057) | (1 874 100) | (5 178 651) | (958 319) | (2 878 300) |
| Recouvrement d'impôts sur les bénéfices | 397 000 | — | — | — | — |
| Perte de la période | (5 747 057) | (1 874 100) | (5 178 651) | (958 319) | (2 878 300) |
| Déficit au début de la période | (19 096 032) | (13 917 381) | (13 917 381) | (12 959 062) | (10 080 762) |
| Déficit à la fin de la période | (24 843 089)$ | (15 791 481)$ | (19 096 032)$ | (13 917 381)$ | (12 959 062)$ |
| Perte de base et diluée par action (note 7 d)) | (0,03)$ | (0,02)$ | (0,05)$ | (0,01)$ | (0,08)$ |

1) Retraité — note 2 a)

*Se reporter aux notes afférentes aux états financiers consolidés.*

## ONTZINC CORPORATION
## (UNE ENTREPRISE EN PHASE DE DÉMARRAGE)

### États consolidés des flux de trésorerie

| | Neuf mois arrêtés aux 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003[1] | 2003[1] | 2002[1] | 2001 |
| | (non vérifié) | | | | |
| Flux de trésorerie liés aux activités suivantes : | | | | | |
| Activités d'exploitation | | | | | |
| Perte de la période | (5 747 057)$ | (1 874 100)$ | (5 178 651)$ | (958 319)$ | (2 878 300)$ |
| Éléments hors caisse | | | | | |
| Impôts futurs | (397 000) | — | — | — | — |
| Amortissement des immobilisations corporelles | 33 542 | 2 535 | 5 463 | 1 608 | — |
| Amortissement des frais de financement reportés | 81 089 | — | — | — | — |
| Radiation des frais de financement reportés | 498 650 | — | — | — | — |
| Provision pour créances douteuses | — | — | 711 001 | — | — |
| Rémunération en options sur actions | 643 975 | 590 000 | 1 463 000 | — | — |
| Accroissement de la composante passif des débentures convertibles | 489 294 | — | — | — | — |
| Charge de désactualisation des obligations liées à la remise en état des lieux | 53 459 | 17 173 | 34 158 | 9 901 | — |
| Gain au règlement de passifs | — | — | — | (9 358) | (56 308) |
| Perte (gain) à la vente d'actifs | — | (90 000) | (90 000) | — | 31 638 |
| Dévaluation des propriétés minières | — | — | — | — | 2 472 141 |
| Dévaluation des charges reportées | — | — | — | — | 21 805 |
| Perte (gain) de change non matérialisée | 31 500 | — | — | — | (32 480) |
| Variation du fonds de roulement hors caisse lié à l'exploitation | 1 028 012 | 109 714 | (121 402) | (4 356) | (27 312) |
| | (3 284 536) | (1 244 678) | (3 176 431) | (960 524) | (468 816) |
| Activités de financement | | | | | |
| Sommes à payer à des entreprises liées en raison d'administrateurs communs | — | 1 400 000 | 4 155 | (32 778) | 112 437 |
| Augmentation (diminution) des emprunts | — | — | (9 998) | (162 508) | 161 864 |
| Émission d'actions ordinaires déduction faite des frais d'émission | 6 390 557 | 3 863 152 | 8 627 872 | — | — |
| Produit tiré de la levée d'options sur actions | 63 800 | — | — | — | — |
| Produit tiré de l'exercice de bons de souscription | 103 727 | 9 000 | 9 000 | — | — |
| Diminution de la somme à recevoir au titre de la souscription de débentures | 2 000 000 | — | — | — | — |
| Émission de débentures convertibles | 600 000 | — | — | — | — |
| Frais de financement reportés | (545 887) | — | (165 000) | (8 000) | — |
| | 8 612 197 | 5 272 152 | 8 466 029 | (203 286) | 274 301 |

1) Retraité — note 2 a)

**ONTZINC CORPORATION**
**(UNE ENTREPRISE EN PHASE DE DÉMARRAGE)**

**États consolidés des flux de trésorerie (suite)**

| | Neuf mois arrêtés aux 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | **2004** | **2003** [1] | **2003** [1] | **2002** [1] | **2001** |
| | (non vérifié) | | | | |
| Activités d'investissement | | | | | |
| Produit reçu à l'égard de (montant investi dans des) propriétés minières | (3 315 289) | (337 113) | (276 466) | 946 778 | 181 309 |
| Produit tiré de la vente d'actifs | — | 90 000 | 90 000 | — | — |
| Acquisition de la mine de Balmat (note 3 a)) | — | — | (1 576 655) | — | — |
| Augmentation des dépôts liés à l'environnement | (283 900) | (1 579 468) | (1 588 129) | — | — |
| Acquisition d'immobilisations corporelles | (131 060) | (4 844) | (19 794) | (16 079) | — |
| Frais d'acquisition reportés | (759 748) | — | — | — | — |
| Encaisse acquise dans le cadre d'acquisitions de propriétés | — | — | — | 409 462 | — |
| | (4 489 997) | (1 831 425) | (3 371 044) | 1 340 161 | 181 309 |
| Augmentation (diminution) des espèces et quasi-espèces | 837 664 | 2 196 049 | 1 918 554 | 176 351 | (13 206) |
| Espèces et quasi-espèces au début de la période | 2 113 735 | 195 181 | 195 181 | 18 830 | 32 036 |
| Espèces et quasi-espèces à la fin de la période | 2 951 399 $ | 2 391 230 $ | 2 113 735 $ | 195 181 $ | 18 830 $ |
| Informations supplémentaires sur les flux de trésorerie | | | | | |
| Intérêts versés | 156 000 $ | — $ | — $ | — $ | 10 921 $ |
| Autres renseignements sur les activités de financement et d'investissement hors caisse | | | | | |
| Émission de débentures convertibles | — | — | 2 000 000 | — | — |
| Somme à recevoir au titre de la souscription d'actions | 340 000 | 245 846 | 250 000 | — | — |
| Actions émises en règlement de sommes à payer à des entreprises liées en raison d'administrateurs communs | — | 362 724 | 362 724 | — | — |
| Actions émises en règlement d'autres dettes | 40 000 | 35 000 | 35 000 | — | 50 000 |

1) Retraité — note 2 a)

*Se reporter aux notes afférentes aux états financiers consolidés.*

## ONTZINC CORPORATION

## NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

### Exercices terminés les 31 décembre 2003, 2002 et 2001
### (Les renseignements au 30 septembre 2004 et pour les neuf mois arrêtés aux 30 septembre 2004 et 2003 n'ont pas fait l'objet d'une vérification.)

ONTZINC Corporation (la « société ») a été constituée en vertu de la *Loi sur les sociétés par actions* de l'Ontario et mène des activités d'évaluation, d'acquisition et d'exploration de propriétés minières, ce qui constitue la quasi-totalité de ses activités commerciales. À ce jour, la société n'a pas réalisé un montant élevé de produits, et elle est considérée comme étant en phase de démarrage.

### 1. CONTINUITÉ DE L'EXPLOITATION

Au 31 décembre 2003, la société n'avait aucune source de flux de trésorerie liés à l'exploitation. Pour s'acquitter de ses obligations et demeurer en exploitation, la société devra pouvoir trouver des fonds et réaliser des financements.

Ses états financiers consolidés ont été dressés selon les principes comptables généralement reconnus du Canada qui s'appliquent à une entreprise en exploitation et ne tiennent compte d'aucun rajustement de la valeur comptable des actifs et des passifs, des montants présentés à l'égard des produits et des charges et du classement des éléments au bilan qui serait requis si le postulat de la continuité de l'exploitation n'était plus approprié.

### 2. PRINCIPALES CONVENTIONS COMPTABLES

Ce qui suit résume les principales conventions comptables de la société.

a) Mode de présentation

Les présents états financiers consolidés reflètent la situation financière de la société aux 31 décembre 2003 et 2002 ainsi que ses résultats d'exploitation et ses flux de trésorerie pour les exercices terminés les 31 décembre 2003, 2002 et 2001. La situation financière au 30 septembre 2004 ainsi que les résultats d'exploitation et les flux de trésorerie pour les neuf mois arrêtés aux 30 septembre 2004 et 2003 n'ont pas fait l'objet d'une vérification. De l'avis de la direction, les états financiers non vérifiés renferment tous les rajustements (soit uniquement des rajustements récurrents habituels) que requiert une présentation fidèle des informations financières non vérifiées pour ces périodes, et les conventions comptables suivies aux fins de ces états sont conformes à celles décrites ci-dessous, si ce n'est du changement de convention comptable résultant de l'adoption des nouvelles recommandations en comptabilité concernant les obligations liées à la mise hors service d'immobilisations.

Ces états financiers consolidés englobent les comptes de la société et ceux de ses filiales. Tous les comptes et opérations intersociétés d'importance ont été annulés lors de la consolidation.

En date du 1er janvier 2004, la société a adopté, sur une base rétroactive, les recommandations du chapitre 3110, « Obligations liées à la mise hors service d'immobilisations », du *Manuel de l'Institut Canadien des Comptables Agréés* (le « chapitre 3110 »). Le chapitre 3110 s'applique aux obligations juridiques liées à la mise hors service d'immobilisations corporelles qui découlent de leur acquisition, de leur construction, de leur mise en valeur et/ou de leur exploitation normale.

Ces recommandations exigent la constatation de la juste valeur d'un passif au titre d'une obligation liée à la mise hors service d'une immobilisation dans la période au cours de laquelle elle naît. Lors de la constatation initiale du passif, le coût est capitalisé en augmentant la valeur comptable de l'immobilisation connexe. Une perte ou un gain est inscrit au moment du règlement du passif. Cette méthode diffère de celle qui était suivie antérieurement et qui mettait en jeu la constatation de l'obligation estimative au titre de la fermeture et de la remise en état des lieux par voie d'imputations à l'état des résultats sur la durée de la mine concernée.

Par suite de l'adoption des recommandations du chapitre 3110, les soldes suivants, qui figurent dans les états financiers, ont été retraités :

Bilans consolidés

| | 31 décembre 2003 | | | 31 décembre 2002 | | |
|---|---|---|---|---|---|---|
| | Déjà présenté | Changement | Retraité | Déjà présenté | Changement | Retraité |
| Actifs et passifs | | | | | | |
| Propriétés minières et frais d'exploration reportés | 5 186 629 $ | 724 598 $ | 5 911 227 $ | 3 333 508 $ | 237 632 $ | 3 571 140 $ |
| Obligations liées à la mise hors service d'immobilisations | — | 768 657 | 768 657 | — | 247 533 | 247 533 |
| Déficit | 19 051 973 | 44 059 | 19 096 032 | 13 907 480 | 9 901 | 13 917 381 |

**2. PRINCIPALES CONVENTIONS COMPTABLES (suite)**

États consolidés des résultats et du déficit

| | Exercice terminé le 31 décembre 2003 | | | Exercice terminé le 31 décembre 2002 | | |
|---|---|---|---|---|---|---|
| | Déjà présenté | Changement | Retraité | Déjà présenté | Changement | Retraité |
| Charge de désactualisation | — $ | 34 158 $ | 34 158 $ | — $ | 9 901 $ | 9 901 $ |
| Perte de la période | 5 144 493 | 34 158 | 5 178 651 | 948 418 | 9 901 | 958 319 |

b) Conversion des devises

Les actifs et passifs monétaires des établissements de la société aux États-Unis et au Chili sont convertis en dollars canadiens au taux de change en vigueur à la date du bilan consolidé alors que leurs actifs et passifs non monétaires le sont aux taux de change historiques. Les opérations en devises sont converties aux taux de change réels. Les gains et pertes de change découlant de la conversion sont pris en compte à l'état des résultats.

c) Espèces et quasi-espèces

L'encaisse et les placements à court terme dont la durée résiduelle est de trois mois ou moins à la date d'acquisition sont inscrits dans les espèces et quasi-espèces.

d) Instruments financiers

Initialement, les instruments financiers sont inscrits au coût. La juste valeur des espèces et quasi-espèces, des sommes à recevoir au titre de la souscription de débentures et d'actions, des autres sommes à recevoir, des créditeurs et charges à payer, des emprunts et des sommes à verser à des entreprises liées en raison d'administrateurs communs se rapproche de leur valeur comptable étant donné qu'il s'agit d'éléments à court terme.

La juste valeur des débentures convertibles se rapproche de leur valeur comptable puisque leur taux de rendement correspond à peu près aux taux d'intérêt que la société pourrait obtenir pour un financement similaire.

e) Propriétés minières et frais d'exploration reportés

La société considère que ses frais d'exploration présentent les caractéristiques propres à des immobilisations corporelles. C'est pourquoi elle reporte tous ses frais d'exploration, ce qui inclut les frais d'acquisition ainsi que ceux de supervision et d'exploration de gisements afférents à des propriétés spécifiques, jusqu'à ce qu'elles soient mises en production. À compter de ce moment-là, ces frais seront amortis selon la méthode de l'amortissement proportionnel au rendement et d'après les réserves probables et prouvées ou jusqu'à ce que les propriétés soient abandonnées, vendues ou jugées comme ayant subi une baisse de valeur, auquel cas une charge d'un montant approprié sera imputée.

Le recouvrement des coûts inhérents aux propriétés minières et des frais d'exploration reportés est fonction de l'existence de réserves pouvant être récupérées de manière rentable, de la capacité de la société d'obtenir le financement lui permettant de parachever les travaux d'exploration et de mise en valeur et de réaliser, dans l'avenir, une production rentable ou de tirer un produit de la vente de telles propriétés.

f) Immobilisations corporelles

Les immobilisations corporelles sont inscrites au prix coûtant. Le mobilier et les agencements ainsi que le matériel informatique sont amortis selon la méthode de l'amortissement dégressif à des taux annuels de 20 % et de 30 %, respectivement.

g) Régime de rémunération à base d'actions

En date du 1er janvier 2003, la société a adopté les recommandations du chapitre 3870, « Rémunérations et autres paiements à base d'actions », du *Manuel de l'Institut Canadien des Comptables Agréés*. Les recommandations de ce chapitre doivent être appliquées sur une base prospective à toutes les rémunérations à base d'actions attribuées depuis le 1er janvier 2003. Toutes les options sur actions émises en 2002 avaient trait à l'acquisition de la propriété Gay's River ont donc été capitalisées.

Avant le 1er janvier 2003, la société ne constatait aucune charge de rémunération lorsque les options étaient émises. Toute contrepartie versée lors de la levée des options a été inscrite sous le capital-actions.

## 2. PRINCIPALES CONVENTIONS COMPTABLES (suite)

Le régime de rémunération à base d'actions de la société est décrit à la note 7 c). Celle-ci constate tous ses paiements à base d'actions au moyen de la méthode fondée sur la juste valeur. Aux termes de cette méthode, le coût de rémunération associé aux options attribuées est mesuré à la juste valeur à la date d'attribution. Toute contrepartie versée à la levée d'options sur actions ou à l'achat d'actions est créditée au capital-actions.

h) Impôts sur les bénéfices

La société comptabilise ses impôts sur les bénéfices conformément à la méthode axée sur le bilan. En vertu de cette méthode de report d'impôts, des actifs et passifs d'impôts futurs au titre des impôts sur les bénéfices et des impôts miniers sont établis en fonction des écarts entre la valeur comptable des éléments figurant dans les états financiers et leur valeur fiscale (ce qui constitue des écarts temporaires). Les actifs et passifs d'impôts futurs sont mesurés au moyen des taux d'imposition en vigueur qui devraient s'appliquer lorsque les écarts temporaires sont censés se résorber. L'incidence sur les actifs et passifs d'impôts futurs d'un changement de taux d'imposition est prise en compte dans les résultats de l'exercice au cours duquel le changement entre en vigueur ou pratiquement en vigueur. Le montant des actifs d'impôts futurs qui est inscrit se limite à celui dont la réalisation est plus probable qu'improbable.

i) Perte par action

La perte de base par action est calculée en divisant la perte de l'exercice par le nombre moyen pondéré d'actions ordinaires en circulation durant cette période. Les actions déposées en mains tierces sont prises en compte dans le nombre moyen pondéré d'actions ordinaires lorsqu'elles sont libérées de l'entiercement. La perte diluée par action est calculée de la même manière que la perte de base par action si ce n'est que le dénominateur utilisé est augmenté de façon à inclure les actions ordinaires supplémentaires qui auraient été en circulation si les actions ordinaires potentielles dilutives avaient été émises, calcul qui met en jeu la méthode du rachat d'actions.

j) Utilisation d'estimations

Pour déterminer les montants des actifs, des passifs, des produits et des charges à présenter pour chaque exercice, la direction fait diverses estimations et pose plusieurs hypothèses. Tout changement d'estimations ou hypothèses résultera de l'écoulement du temps et de certains événements susceptibles de se produire dans l'avenir.

## 3. PROPRIÉTÉS MINIÈRES ET FRAIS D'EXPLORATION REPORTÉS

| | Neuf mois arrêtés au 30 septembre 2004 | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| | (non vérifié) | (retraité — note 2 a)) | | |
| Mine de Balmat a) | 2 822 593 $ | 2 063 621 $ | — $ | — $ |
| Gay's River b) | 5 558 092 | 3 316 853 | 3 249 368 | — |
| Sud-ouest de l'Ontario c) | 718 381 | 530 753 | 321 772 | 108 691 |
| San Antonio d) | 127 450 | — | — | 1 353 880 |
| | 9 226 516 $ | 5 911 227 $ | 3 571 140 $ | 1 462 571 $ |

a) Mine de Balmat

| | Neuf mois arrêtés au 30 septembre 2004 | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| | (non vérifié) | (retraité — note 2 a)) | | |
| Solde au début de la période | 2 063 621 $ | — $ | — $ | — $ |
| Frais d'acquisition | — | 1 576 655 | — | — |
| Frais d'exploration reportés | 758 972 | — | — | — |
| Obligation liée à la remise en état des lieux | — | 486 966 | — | — |
| Solde à la fin de la période | 2 822 593 $ | 2 063 621 $ | — $ | — $ |

### 3. PROPRIÉTÉS MINIÈRES ET FRAIS D'EXPLORATION REPORTÉS (suite)

En 2003, la société a formé une filiale en propriété exclusive, St. Lawrence Zinc Company LLC (« St. Lawrence »). St. Lawrence a été constituée dans l'État de New York en vue de l'acquisition de la mine de zinc de Balmat (« Balmat »). Le 24 septembre 2003, St. Lawrence a acquis cette mine ainsi que les actifs connexes qui, tous, sont situés dans le nord de l'État de New York. La contrepartie totale qui a été versée a été sous forme d'un dépôt au comptant de 1 million de dollars US, dépôt requis aux fins d'un cautionnement lié à l'environnement. En outre, une provision pour une contrepartie éventuelle de 20 millions de dollars US a été constituée en rapport avec l'acquisition. Cette contrepartie sera comptabilisée en tant que supplément du prix d'achat au fur et à mesure que l'issue des éventualités sera connue et que les montants exigibles seront établis ou pourront l'être. La contrepartie éventuelle sera versée à même une tranche de 30 % des flux de trésorerie nets futurs liés aux activités d'exploitation, déduction faite d'un montant raisonnable au titre des dépenses en immobilisations et des frais d'exploration. Un montant supplémentaire de 5 millions de dollars US devra être payé si le prix du zinc se maintient à 0,70 $ US la livre pendant 24 mois consécutifs avant le cinquième anniversaire de la date du versement du montant initial de 20 millions de dollars US. Pour acquérir la mine de Balmat, la société a eu besoin du soutien financier d'un apparenté (note 10 a)).

Certaines des propriétés minières à la mine Balmat seront assujetties à une redevance calculée à la sortie de la fonderie jusqu'à concurrence de 4 %. Les propriétés minières assujetties à ces redevances sont régies par des baux de droits miniers d'une durée initiale de 20 ans, baux renouvelables pour des périodes supplémentaires de 20 ans.

b) Gay's River

| | Neuf mois arrêtés au 30 septembre 2004 | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| | (non vérifié) | (retraité — note 2 a)) | | |
| Solde au début de la période | 3 316 853 $ | 3 249 368 $ | — $ | — $ |
| Frais d'acquisition | 2 000 000 | — | 2 971 235 | — |
| Frais d'exploration reportés | 241 239 | 67 485 | 40 501 | — |
| Obligation liée à la remise en état des lieux | — | — | 237 632 | — |
| Solde à la fin de la période | 5 558 092 $ | 3 316 853 $ | 3 249 368 $ | — $ |

Le 10 mars 2002, la société a mené à terme l'acquisition d'une participation majoritaire de 50 % dans la propriété de zinc de Gay's River en Nouvelle-Écosse et de la participation de 50 % qu'elle ne détenait pas dans le projet se trouvant dans le sud-ouest de l'Ontario. Ces opérations ainsi que l'acquisition d'une encaisse de 409 462 $ et la prise en charge de passifs de 123 599 $ ont été réalisées par voie de l'émission de 38 334 984 actions ordinaires (au prix de 0,06 $ chacune, soit le cours en vigueur à la date à laquelle ces acquisitions ont été annoncées) évaluées à 2 300 098 $ et de 2 125 000 options d'une valeur de 72 000 $.

Le 4 décembre 2002, la société a acquis auprès de Regal Consolidated Ventures Limited (« Regal ») la participation de 50 % qu'elle ne détenait pas dans la propriété de Gay's River en émettant 12 000 000 d'actions ordinaires (au prix de 0,07 $ l'action, soit le cours en vigueur à la date à laquelle cette acquisition a été annoncée) évaluées à 840 000 $ et 1 150 000 options d'une valeur de 45 000 $.

Le 25 mars 2004, la société a, conformément à l'entente, versé 2 000 000 $ à Pasminco Resources Canada Company. La société détient une participation de 100 % dans la propriété, sous réserve d'une redevance nette de fonderie de 2 %.

La société devra émettre, comme suit, 6 000 000 d'actions ordinaires supplémentaires à Regal :

i) 2 000 000 d'actions lorsque le plan commercial visant la réouverture de la mine aura été parachevé; et

ii) 4 000 000 d'actions lorsqu'une décision portant sur sa mise en production aura été prise.

À l'heure actuelle, aucune valeur n'a été attribuée aux actions qui pourraient être émises.

## 3. PROPRIÉTÉS MINIÈRES ET FRAIS D'EXPLORATION REPORTÉS (suite)

c) Sud-ouest de l'Ontario

| | Neuf mois arrêtés au 30 septembre 2004 | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|
| | | 2003 | 2002 | 2001 |
| | (non vérifié) | | | |
| Solde au début de la période | 530 753 $ | 321 772 $ | 108 691 $ | 50 000 $ |
| Frais d'exploration reportés | 187 628 | 208 981 | 213 081 | 83 691 |
| Recouvrements | — | — | — | (25 000) |
| Solde à la fin de la période | 718 381 $ | 530 753 $ | 321 772 $ | 108 691 $ |

En août 2000, la société a conclu une convention en vue de l'acquisition de certains renseignements confidentiels concernant le programme d'exploration de la minéralisation plombo-zincifère du type de la Vallée du Mississippi (la « propriété ») située dans le sud-ouest de l'Ontario. Aux termes de la convention, la société a, en 2000, versé 50 000 $ en échange de renseignements confidentiels. Le détenteur de ces renseignements conservera une redevance nette de fonderie de 1 % dans tous les terrains que la société acquerra directement ou indirectement sur la foi de ces renseignements confidentiels.

La société détient une participation de 100 % dans les concessions minières, qui, toutes, seront assujetties à une redevance nette de fonderie variant entre 1 % et 2,5 %.

Au 31 décembre 2003, la société louait des terrains d'une superficie totalisant environ 24 000 acres dans le cadre du projet qu'elle mène dans le sud-ouest de l'Ontario. La durée de location est généralement de 10 ans et le loyer annuel se chiffre à 2,00 $ par acre.

d) San Antonio

Le 25 mai 1995, la société a conclu une convention (la « convention d'option ») portant sur l'exploration et la mise en valeur d'un groupe de propriétés situées au Chili (les « propriétés »). Aux termes de la convention d'option, la société a gagné une *participation de 100 % dans les propriétés.*

En 2002, la société a vendu sa participation dans le projet de San Antonio à un groupe minier privé du Chili pour la somme de 850 000 $ US (note 5). En 2001, la société avait dévalué cette participation, la ramenant à sa valeur de réalisation nette estimative.

## 4. IMMOBILISATIONS CORPORELLES

| | Prix coûtant | Amortissement cumulé | Valeur comptable nette |
|---|---|---|---|
| **30 septembre 2004** | | | |
| Matériel minier | 116 332 $ | 25 367 $ | 90 965 $ |
| Mobilier et agencements | 24 089 | 8 120 | 15 969 |
| Matériel informatique | 26 512 | 7 126 | 19 386 |
| | 166 933 $ | 40 613 $ | 126 320 $ |
| **31 décembre 2003** | | | |
| Mobilier et agencements | 24 089 $ | 5 303 $ | 18 786 $ |
| Matériel informatique | 11 784 | 1 768 | 10 016 |
| | 35 873 $ | 7 071 $ | 28 802 $ |
| **31 décembre 2002** | | | |
| Mobilier et agencements | 16 079 $ | 1 608 $ | 14 471 $ |

## 5. AUTRES SOMMES À RECEVOIR

En 2002, la société a vendu sa participation dans la propriété de San Antonio pour la somme de 850 000 $ US.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Mai 2003 | 150 000 $ US | 150 000 $ US | — $ US |
| Novembre 2003 | 150 000 | 150 000 | — |
| Mai 2004 | 150 000 | 150 000 | — |
| | 450 000 | 450 000 | — |
| Moins la provision pour créances douteuses | 450 000 | — | — |
| | — $ US | 450 000 $ US | — $ US |

Au 31 décembre 2002, un total de 711 001 $ au titre de ces sommes était inscrit dans le bilan consolidé de la société. L'acquéreur a omis de faire les paiements prévus en mai et novembre 2003, paiements totalisant 300 000 $ US. Par conséquent, en 2003, la société a constitué une provision pour les versements résiduels qu'elle devait recevoir et, en 2004, elle a obtenu au Chili un jugement lui accordant le droit de reprendre le titre de propriété du projet de San Antonio.

## 6. DÉBENTURES CONVERTIBLES

Le 19 décembre 2003, la société a procédé au placement privé de débentures convertibles garanties d'un montant en capital de 2 000 000 $. En janvier 2004, elle a émis d'autres débentures convertibles garanties totalisant 600 000 $. Les débentures échoient le 19 décembre 2005 et portent intérêt au taux de 12 % par année. Les intérêts sur ces titres sont payables semestriellement. La société a touché le produit de ce placement en janvier 2004. Au 30 septembre 2004, des commissions et frais juridiques de 216 236 $ (165 000 $ au 31 décembre 2003) ont été engagés aux fins de l'émission des débentures et ont été constatés en tant que frais de financement reportés, lesquels sont amortis sur la durée des débentures, soit deux ans. Pour les neuf mois arrêtés au 30 septembre 2004, l'amortissement s'est élevé à 81 089 $.

Les débentures sont garanties par une charge grevant les actifs de la société et ceux de ses filiales canadiennes. Sous réserve du respect de certaines conditions, la société est libre de contracter d'autres dettes (jusqu'à concurrence de 91 millions de dollars par projet ou acquisition) et de grever d'une hypothèque, d'un nantissement ou d'une charge ses propriétés afin de garantir tout emprunt.

Les débentures peuvent, au gré de leurs porteurs, être converties en actions ordinaires de la société avant leur échéance, et ce, à un prix de conversion de 0,26 $ par action. La société a le droit d'exiger des porteurs de débentures qu'ils les convertissent en actions ordinaires si le cours de clôture moyen de ces dernières se situe à au moins 0,65 $ dans toute période de 30 jours de négociation consécutifs.

Aux fins comptables, la société a divisé les débentures selon leurs composantes passif et capitaux propres. La composante capitaux propres, qui représente la juste valeur attribuée aux droits de conversion à la date d'émission des débentures, à savoir 1 250 000 $ au 30 septembre 2004 (961 500 $ au 31 décembre 2003), a été prise en compte dans les capitaux propres. Cette valeur a été estimée à la date d'émission au moyen du modèle d'évaluation d'options de Black et Scholes et en fonction des hypothèses suivantes : un rendement boursier des actions ordinaires de 0 %, une volatilité prévue du cours de l'action de 100 %, un taux d'intérêt sans risque de 4,5 % et une durée de deux ans. La composante passif est, quant à elle, haussée à sa valeur de remboursement selon la méthode linéaire sur la durée à courir jusqu'à la date d'échéance des débentures, à savoir le 19 décembre 2005. Pour les neuf mois arrêtés au 30 septembre 2004, l'accroissement de la dette de 489 294 $ est inclus dans les intérêts débiteurs.

ONTZINC CORPORATION

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS (suite)

Exercices terminés les 31 décembre 2003, 2002 et 2001
(Les renseignements au 30 septembre 2004 et pour les neuf mois arrêtés aux 30 septembre 2004 et 2003 n'ont pas fait l'objet d'une vérification.)

7. CAPITAL-ACTIONS

a) Actions ordinaires

Autorisées

Un nombre illimité

Émises

| | Neuf mois arrêtés au 30 septembre | | Exercices terminés les 31 décembre | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | | 2001 | |
| | Actions ordinaires | Montant | Actions ordinaires | Montant | Actions ordinaires | Montant | Actions ordinaires | Montant |
| Solde au début de la période | 169 847 776 | 21 379 060 $ | 88 669 968 | 16 625 595 $ | 38 334 984 | 13 489 497 $ | 37 834 984 | 13 439 497 $ |
| Émises aux fins de l'acquisition de propriétés (note 4) | — | — | — | — | 50 334 984 | 3 140 098 | — | — |
| Émises en règlement d'emprunts | 160 000 | 40 000 | 3 372 691 | 397 724 | — | — | 500 000 | 50 000 |
| Émises dans le cadre de placements privés, montant net | 66 295 994 | 7 347 439 | 77 455 117 | 9 666 015 | — | — | — | — |
| Exercice de bons de souscription | 740 909 | 140 772 | 350 000 | 52 500 | — | — | — | — |
| Levée des options | 580 000 | 63 800 | — | — | — | — | — | — |
| Valeur attribuée aux bons de souscription émis | — | (2 106 877) | — | (4 484 059) | — | — | — | — |
| Incidence fiscale des actions accréditives | — | (397 000) | — | — | — | — | — | — |
| Frais d'émission d'actions | — | (819 809) | — | (878 715) | — | (4 000) | — | — |
| Solde à la fin de la période | 237 624 679 | 25 647 385 $ | 169 847 776 | 21 379 060 $ | 88 669 968 | 16 625 595 $ | 38 334 984 | 13 489 497 $ |

En 2004, la société a réalisé les placements privés suivants :

i) En septembre 2004, elle a émis 34 520 000 unités au prix de 0,05 $ l'unité, pour un produit brut de 1 726 000 $. Chaque unité se compose de une action ordinanire et de un demi-bon de souscription. Chaque bon de souscription entier donne à son porteur le droit d'acheter une action ordinaire pendant une période de deux ans à partir de la date d'émission, pouvant être exercé au prix de 0,06 $ par action.

En outre, le courtier s'est vu émettre 3 452 000 bons de souscription de courtiers pouvant être exercés à 0,05 $ par action, pendant une période de deux ans à partir de la date de clôture. Le courtier a reçu une commission de 117 280 $. Une option d'attribution

7. **CAPITAL-ACTIONS (suite)**

excédentaire a été accordée au courtier et elle lui permet d'acheter jusqu'à 15 % du nombre d'unités de courtiers émises à la clôture, au prix d'émission de 0,09 $, en tout temps avant le 30 novembre 2004. Le 30 novembre 2004, le courtier a exercé son option d'attribution excédentaire et a acheté un nombre supplémentaire de 5 178 000 unités à un prix de 0,09 $ l'unité. Au moment de l'exercice de l'option d'attribution excédentaire, le courtier s'est vu émettre un nombre supplémentaire de 517 800 bons de souscription de courtiers pouvant être exercés à un prix d'exercice de 0,09 $ l'unité. Chaque bon entier de souscription d'action ordinaire de courtiers entier peut être exercé contre une action ordinaire au prix d'exercice de 0,12 $, pendant une période de deux ans à partir de la date d'émission.

Le président du conseil et chef de la direction de la société et le secrétaire de la société ont acheté respectivement 10 000 000 et 200 000 de ces unités. Postérieurement au 30 septembre 2004, la société et ses dirigeants ont convenu de dénouer ces opérations. Ainsi les titres compris dans ces unités ont été retournés à la société et cette dernière a remboursé le prix d'achat versé pour ces unités.

ii) En juin 2004, la société a émis 31 107 594 unités au prix de 0,18 $ chacune, ce qui lui a valu un produit brut de 5 599 367 $. Chaque unité est composée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription entier donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,20 $ par action. Certains dirigeants et administrateurs de la société ont acheté un nombre totalisant 23 879 594 de ces unités.

iii) En avril 2004, la société a réglé un montant de 40 000 $ qu'elle devait à un créancier en émettant 160 000 actions ordinaires.

En 2003, la société a réalisé les placements privés suivants :

i) En mai 2003, elle a émis 7 000 000 d'unités au prix de 0,10 $ chacune, ce qui lui a valu un produit brut de 700 000 $. Chaque unité est composée de une action ordinaire et de un bon de souscription d'action ordinaire. Chaque bon de souscription peut être exercé pour acquérir une action ordinaire au prix de 0,13 $ dans les 24 mois suivant la date de clôture.

ii) En juin 2003, elle a émis 4 930 650 unités au prix de 0,10 $ chacune, ce qui lui a valu un produit brut de 493 065 $. Chaque unité comprend une action ordinaire et un bon de souscription d'action ordinaire. Chaque bon de souscription donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,13 $ par action.

iii) En septembre 2003, elle a émis 27 272 734 unités au prix de 0,11 $ chacune, ce qui lui a valu un produit brut de 3 000 001 $. Chaque unité comprend une action ordinaire et un bon de souscription d'action ordinaire. Chaque bon de souscription donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,14 $ par action.

iv) En octobre 2003, elle a émis 33 768 400 unités au prix de 0,10 $ US chacune, ce qui lui a valu un produit brut de 4 273 082 $ (3 376 840 $ US). Chaque unité est composée de une action ordinaire et de un bon de souscription d'action ordinaire. Chaque bon de souscription donne à son porteur le droit d'acheter une action ordinaire dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,12 $ US par action. Des 33 768 400 unités qui ont été souscrites, 768 400 ont été émises à l'acquéreur après le 31 décembre 2003. La valeur de ces unités a été inscrite dans les actions et bons de souscription à émettre.

v) En novembre 2003, elle a émis 1 183 333 actions ordinaires au prix de 0,15 $ US l'action, pour un produit brut de 229 839 $ (177 500 $ US).

vi) En décembre 2003, elle a émis 4 068 400 unités au prix de 0,25 $ l'unité, pour un produit brut de 1 017 100 $. Chaque unité est constituée de une action ordinaire accréditive et de un demi-bon de souscription d'action. Chaque bon de souscription entier donne à son porteur le droit d'acheter une action ordinaire accréditive dans les deux ans suivant la date d'émission et peut être exercé au prix de 0,30 $ par action. En outre, 406 840 bons de souscription, évalués à 54 923 $ et pouvant être exercés au prix de 0,25 $ par action, ont été émis aux courtiers et ont été constatés dans les frais d'émission. La société est tenue d'engager le produit provenant du placement privé d'unités d'actions accréditives aux fins d'activités d'exploration au Canada admissibles en 2004.

L'économie d'impôts à laquelle elle a renoncé en faveur des porteurs d'actions ordinaires accréditives a été imputée au capital-actions au moment de ce renoncement en 2004.

vii) En 2003, la société a réglé pour 362 724 $ de dettes d'apparentés en émettant 3 022 691 actions ordinaires et pour 35 000 $ d'autres montants à payer en émettant 350 000 unités. Chaque unité est constituée de une action ordinaire et de un bon de souscription d'action ordinaire pouvant être exercé au prix de 0,13 $ par action dans les deux ans suivant la date de clôture. De plus, la société a

**7. CAPITAL-ACTIONS (suite)**

émis 250 000 bons de souscription pouvant être exercés pendant une période de deux ans au prix de 0,10 $ par action en guise de règlement d'une dette envers un fournisseur.

b) Bons de souscription

| | Nombre | Montant |
|---|---|---|
| Bons de souscription en circulation au 1er janvier 2003 | — | — $ |
| Émis dans le cadre de placements privés | 75 244 424 | 4 451 014 |
| Exercés | (350 000) | (17 500) |
| Bons de souscription en circulation au 31 décembre 2003 | 74 894 424 | 4 433 514 |
| Émis dans le cadre de placements privés | 37 034 197 | 2 163 421 |
| Exercés | (740 909) | (37 045) |
| Annulés | (50 000) | (6 000) |
| Bons de souscription en circulation au 30 septembre 2004 | 111 137 712 | 6 553 890 $ |

Les bons de souscription d'actions ordinaires de la société qui étaient en circulation au 30 septembre 2004 étaient les suivants :

| Bons de souscription en circulation | Prix d'exercice | Date d'expiration |
|---|---|---|
| 350 000 | 0,13 $ | Le 24 février 2005 |
| 6 650 000 | 0,13 | Le 30 mai 2005 |
| 2 805 650 | 0,13 | Le 25 juin 2005 |
| 2 125 000 | 0,13 | Le 25 août 2005 |
| 250 000 | 0,10 | Le 3 octobre 2005 |
| 26 531 825 | 0,14 | Du 8 au 23 septembre 2005 |
| 33 000 000 | 0,12 $ US | Du 9 au 21 octobre 2005 |
| 768 400 | 0,12 $ US | Le 13 janvier 2006 |
| 1 984 200 | 0,30 | Du 23 au 31 décembre 2005 |
| 406 840 | 0,25 | Le 30 décembre 2005 |
| 15 553 797 | 0,20 | Le 31 mars 2006 |
| 17 260 000 | 0,06 | Le 28 septembre 2006 |
| 3 452 000 | 0,05 | Le 28 septembre 2006 |
| 111 137 712 | | |

Aux fins de l'évaluation des bons de souscription, leur juste valeur a été estimée à la date d'émission au moyen du modèle d'évaluation d'options de Black et Scholes et en fonction des hypothèses suivantes : un rendement boursier de 0 %, une volatilité prévue de 100 % pour l'exercice terminé le 31 décembre 2003 et de 125 % pour les neuf mois arrêtés au 30 septembre 2004, un taux d'intérêt sans risque de 4,5 % et une durée prévue de deux ans.

c) Régime d'options sur actions

Aux termes du régime d'options sur actions de la société, des options visant un pourcentage maximal de 10 % des actions ordinaires émises et en circulation de la société peuvent être attribuées à des salariés, des dirigeants, des administrateurs et des consultants de la société et de ses sociétés affiliées ainsi qu'à d'autres personnes désignées. La durée maximale de ces options est de cinq ans. Celles-ci deviennent acquises immédiatement par leur porteur, et leur prix de levée ne peut être inférieur au cours des actions le jour où elles sont attribuées. Le nombre d'actions pouvant être émises à un porteur d'options ne peut dépasser 5 % des actions en circulation au moment de l'attribution.

## 7. CAPITAL-ACTIONS (suite)

Le sommaire des variations des options sur actions en circulation est le suivant :

| | Neuf mois arrêtés au 30 septembre | | Exercices terminés les 31 décembre | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | 2003 | | 2002 | | 2001 | |
| | Nombre d'actions | Prix de levée moyen pondéré | Nombre d'actions | Prix de levée moyen pondéré | Nombre d'actions | Prix de levée moyen pondéré | Nombre d'actions | Prix de levée moyen pondéré |
| Solde au début de la période | 16 500 000 | 0,16 $ | 4 275 000 | 0,19 $ | 2 125 000 | 0,18 $ | 2 210 000 | 0,90 $ |
| Annulées | (8 025 000) | 0,16 | — | — | (400 000) | 0,15 | (175 000) | 1,19 |
| Échues | — | — | — | — | (725 000) | 0,25 | (1 310 000) | 1,22 |
| Attribuées | 10 000 000 | 0,12 | 12 225 000 | 0,16 | 3 275 000 | 0,21 | 1 400 000 | 0,15 |
| Levées | (580 000) | 0,11 | — | — | — | — | — | — |
| En circulation à la fin de la période | 17 895 000 | 0,12 | 16 500 000 | 0,16 | 4 275 000 | 0,19 | 2 125 000 | 0,18 |

Le 5 juillet 2004, la société a ramené à 0,10 $ le prix de levée de 2 575 000 options déjà attribuées. Antérieurement, ces options pouvaient être levées à des prix variant entre 0,11 $ et 0,24 $ par action, et leur date d'échéance allait du 13 juin 2006 au 27 novembre 2008.

Le tableau suivant résume les options en circulation au 30 septembre 2004.

| Nombre d'options en circulation et pouvant être levées | Prix de levée | Durée contractuelle résiduelle moyenne pondérée (en années) |
|---|---|---|
| 3 495 000 | 0,11 $ | 3,7 |
| 900 000 | 0,15 | 1,7 |
| 925 000 | 0,25 | 2,9 |
| 4 575 000 | 0,10 | 4,2 |
| 8 000 000 | 0,12 | 4,8 |

La juste valeur des options attribuées en 2003 et 2004 a été estimée à la date de leur attribution au moyen du modèle d'évaluation d'options de Black et Scholes et en fonction des hypothèses suivantes : un taux d'intérêt sans risque de 4,50 %, un rendement boursier de 0 %, un taux de volatilité du cours prévu de l'action ordinaire de la société de 100 % pour l'exercice terminé le 31 décembre 2003 et de 125 % pour les neuf mois arrêtés au 30 septembre 2004 et une durée prévue moyenne pondérée de ces options de 4,2 ans.

Pour les neuf mois arrêtés au 30 septembre 2004 et pour l'exercice terminé le 31 décembre 2003, la rémunération à base d'actions s'est élevée respectivement à 643 975 $ et à 1 463 000 $. En 2002, toutes les options octroyées étaient liées à l'acquisition de la propriété de Gay's River, et le montant s'y rapportant avait été capitalisé en conséquence.

**7. CAPITAL-ACTIONS (suite)**

d) Perte par action

| | Neuf mois arrêtés aux 30 septembre | | Exercices terminés les 31 décembre | | |
|---|---|---|---|---|---|
| | 2004 | 2003 i) | 2003 i) | 2002 i) | 2001 |
| Numérateur | | | | | |
| Perte de la période | (5 747 057)$ | (1 874 100)$ | (5 178 651)$ | (958 319)$ | (2 878 300)$ |
| Dénominateur | | | | | |
| Nombre moyen pondéré d'actions ordinaires en circulation | 192 932 707 | 97 923 883 | 113 087 890 | 70 900 534 | 37 873 888 |
| Actions en mains tierces | — | — | — | (2 425 000) | (2 425 000) |
| | 192 932 707 | 97 923 883 | 113 087 890 | 68 475 534 | 35 448 888 |
| Perte de base et diluée par action | (0,03)$ | (0,02)$ | (0,05)$ | (0,01)$ | (0,08)$ |

Note : i) retraité — note 2 a)

En raison des pertes nettes de chaque période, l'incidence éventuelle de la levée des options sur actions, de l'exercice des bons de souscription et des débentures convertibles n'a pas été incluse dans le calcul de la perte diluée par action étant donné que l'effet serait antidilutif.

**8. IMPÔTS SUR LES BÉNÉFICES**

Le recouvrement d'impôts sur les bénéfices varie comme suit des montants qui seraient calculés en appliquant le taux d'imposition réglementaire fédéral et provincial combiné canadien, soit environ 39 % (40 % en 2002 et en 2001), au bénéfice avant les impôts :

| | 2003 (retraité — note 2 a)) | 2002 | 2001 |
|---|---|---|---|
| Recouvrement d'impôts prévu selon le taux d'imposition réglementaire | 2 020 000 $ | 383 000 $ | 1 151 000 $ |
| Économie d'impôts découlant de pertes non encore constatées | (1 450 000) | (383 000) | (1 151 000) |
| Rémunération en options sur actions non déductible | (570 000) | — | — |
| | — $ | — $ | — $ |

## 8. IMPÔTS SUR LES BÉNÉFICES (suite)

*Les conséquences fiscales des écarts temporaires donnant lieu à une partie importante des actifs d'impôts futurs aux 31 décembre 2003,* 2002 et 2001 sont comme suit :

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | (retraité — note 2 a)) | | |
| Au Canada | | | |
| Pertes autres qu'en capital | 2 588 000 $ | 3 996 000 $ | 1 290 000 $ |
| Pertes en capital | 131 000 | 60 000 | 60 000 |
| Propriétés minières | 2 238 000 | 2 186 000 | 900 000 |
| Frais d'émission d'actions | 312 000 | 104 000 | 130 000 |
| Immobilisations corporelles | 26 000 | 33 000 | — |
| | 5 295 000 | 6 379 000 | 2 380 000 |
| Aux États-Unis | | | |
| Pertes autres qu'en capital | 520 000 | — | — |
| Autres | (631 000) | — | — |
| | (111 000) | — | — |
| Provision pour moins-value | (5 184 000) | (6 379 000) | (2 380 000) |
| | — $ | — $ | — $ |

Aux fins de l'impôt au Canada, la société et ses filiales disposent de pertes autres qu'en capital qui totalisent environ 7,0 millions de dollars et qui échoient entre 2004 et 2010. L'économie d'impôts découlant de ces pertes a été ignorée aux fins comptables.

L'utilisation de certains comptes fiscaux et pertes autres qu'en capital de la société est assujettie à des restrictions.

## 9. ENGAGEMENTS

La société est tenue de faire les paiements suivants aux fins de la location de ses locaux pour bureaux à Toronto et de ses installations de chargement en Nouvelle-Écosse.

| | |
|---|---|
| 2004 | 103 379 $ |
| 2005 | 70 963 |
| 2006 | 70 963 |
| 2007 | 23 653 |

## 10. OPÉRATIONS ENTRE APPARENTÉS

a) Afin de conclure l'acquisition de la mine de Balmat (note 3 a)), St. Lawrence a obtenu le soutien financier de Frame Mining Company (« Framco »), société contrôlée par un ancien dirigeant et administrateur de la société. Ainsi, Framco a avancé 1 million de dollars US à St. Lawrence afin que celle-ci puisse fournir un cautionnement lié à l'environnement. De plus, Framco a convenu de donner une sûreté relativement à un prêt de 4 millions de dollars US destiné à un projet et devant être octroyé à St. Lawrence. En guise de garantie de ces dettes, la société a convenu de transporter en nantissement une participation de 51 % dans St. Lawrence. Aux termes de la convention, une tranche de 26 % de la participation ainsi donnée en garantie a fait l'objet d'une décharge après le remboursement du montant de 1 million de dollars US avancé par Framco et le paiement d'une somme de 200 000 $ US. Le reste de la participation donnée en garantie, soit 25 %, a été restitué à la société au moment du dernier remboursement de 800 000 $ US à Framco. Les montants qui ont été versés à cette dernière ont été pris en compte dans les frais d'acquisition de la mine de Balmat.

b) En 2003, deux dirigeants ont avancé à la société 110 000 $ à des fins d'exploitation. Ces avances ont été remboursées par voie de l'émission de 1 100 000 unités en mai 2003.

c) En 2002, la société et des apparentés ont conclu des ententes afin de convertir 362 724 $ de dettes en cours en 3 022 691 actions ordinaires (note 7 a)).

## 10. OPÉRATIONS ENTRE APPARENTÉS (suite)

d) En 2002 et en 2001, des frais généraux et administratifs s'élevant respectivement à 24 547 $ et à 42 000 $ ont été imputés par une société contrôlée par un dirigeant de la société. Les opérations précitées ont été conclues dans le cours normal des affaires et ont été mesurées à la valeur d'échange, soit le montant de la contrepartie établie et convenue par les apparentés.

e) Au cours des neuf mois arrêtés aux 30 septembre 2004 et 2003 et de l'exercice terminé le 31 décembre 2003, la société a versé respectivement 403 133 $, 279 533 $ et 428 000 $ à deux cabinets d'avocats auxquels sont associés deux administrateurs de la société.

f) En juin 2004, certains dirigeants et administrateurs de la société ont fait l'acquisition d'un nombre total de 23 879 594 unités dans le cadre d'un placement privé mené à terme par la société (note 7).

g) En septembre 2004, le président du conseil de la société a fait l'acquisition de 10 000 000 d'unités et le secrétaire de la société a acquis 200 000 unités dans le cadre d'un placement privé mené à terme par la société (note 7).

## 11. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

a) La société a conclu une convention d'achat d'actions le 7 octobre 2004, modifiée le 13 décembre 2004, afin d'acquérir auprès de Anglo American International, S.A. toutes les actions en circulation de 152640 Canada Inc., laquelle détient la totalité des actions en circulation de la Compagnie minière et métallurgique de la Baie d'Hudson Limitée, à un prix d'achat de 325 millions de dollars, sous réserve de rajustements de clôture estimés à 12 805 000 $. Le prix d'acquisition est payable comme suit, à savoir 299 194 $ au comptant et 13 millions de dollars en unités, chaque unité étant composée de une action ordinaire et de un demi-bon de souscription d'action. Chaque bon de souscription d'action entier donnera à son porteur le droit d'acheter une action ordinaire au prix de 0,105 $ l'action ordinaire, en tout temps, cinq ans après la clôture du placement décrit à la note 11 g). Les unités seront autorisées aux termes du prospectus dont il est fait mention à la note 11 g). L'acquisition est assujettie à l'approbation des organismes de réglementation et des valeurs mobilières et aux conditions habituelles de clôture, y compris la conclusion du financement connexe de l'acquisition.

Cette acquisition sera comptabilisée selon la méthode de l'acquisition, et la juste valeur de la contrepartie versée sera attribuée à la juste valeur, à la date de clôture, des actifs nets identifiables acquis. La ventilation du prix d'acquisition définitif sera effectuée après que l'évaluation des actifs et des passifs ait été faite par la direction et par un évaluateur indépendant.

b) Le 30 novembre 2004, la société a émis 5 178 000 unités aux termes de l'exercice de l'option d'attribution excédentaire octroyée à l'égard du placement privé mené à terme en septembre 2004. Chaque unité était composée de une action ordinaire et de un demi-bon de souscription d'action ordinaire. Chaque bon de souscription d'action ordinaire entier donne à son porteur le droit d'acheter une action ordinaire à un prix de 0,12 $ l'action ordinaire, en tout temps, avant novembre 2006.

c) Le 8 décembre 2004, la société a tenu une assemblée extraordinaire des actionnaires au cours de laquelle les actionnaires ont approuvé ce qui suit, à savoir, i) l'adoption d'un régime de droits pour les actionnaires, ii) l'élection d'administrateurs supplémentaires, iii) la réduction du capital déclaré de la société; iv) la consolidation des actions ordinaires de la société, et v) la modification de la dénomination sociale de ONTZINC Corporation à HudBay Minerals Inc. Le changement de dénomination et la consolidation de 30 anciennes actions contre 1 nouvelle action ne seront effectués que lorsque l'acquisition dont il est question à la note 11 a) sera menée à terme. La réduction du capital d'un montant de 21 978 639 $ sera reflétée dans les états financiers consolidés du 31 décembre 2004.

d) Le 30 novembre 2004, la société a émis 100 000 actions ordinaires à un prix de 0,14 $ l'action ordinaire au moment de l'exercice de 100 000 bons de souscription.

e) Le 8 décembre 2004, la société a conclu une convention aux termes de laquelle elle est tenue de verser au moment de la clôture de l'acquisition 120 000 $ à Frame Mining Corporation et Curraghdale Inc. au titre du règlement d'une réclamation faite par Curraghdale Inc. aux fins de la rémunération de services rendus par M. Clifford Frame, du 1er novembre 2003 au 21 avril 2004, en sa qualité de président du conseil et chef de la direction de la société, fonctions qu'ils occupaient alors, et à l'égard d'une réclamation faite par Frame Mining Corporation pour le remboursement d'un emprunt de 10 000 $.

f) Le 10 décembre 2004, la société et l'ancien chef de la direction ont conclu une entente d'indemnité de départ aux termes de laquelle la société lui versera un montant forfaitaire de 500 000 $ à la clôture du placement de reçus de souscription dont il est question à la note 11 g). La société inscrira cette charge au cours du quatrième trimestre de 2004.

**11. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN (suite)**

g) La société a déposé un prospectus définitif daté du 14 décembre 2004 visant le placement maximal de 1 667 400 000 reçus de souscription, pour un produit brut maximal totalisant 125 055 000 $. Chaque reçu de souscription donnera à son porteur le droit de recevoir une action ordinaire et un demi-bon de souscription d'action ordinaire, compte tenu de la consolidation d'actions proposée, à raison de 30 anciennes actions contre 1 nouvelle action, consolidation qui a été approuvée par les actionnaires de la société à une assemblée tenue le 8 décembre 2004. Chaque bon de souscription d'action ordinaire entier donnera à son porteur le droit de faire l'acquisition de une action ordinaire au prix de 3,15 $ (après la consolidation), en tout temps, pendant une période de cinq ans suivant la date de clôture du placement.

**CONSENTEMENT DES VÉRIFICATEURS**
**KPMG s.r.l.**

Au conseil d'administration de ONTZINC Corporation

Nous avons lu le prospectus de ONTZINC Corporation (la « société ») daté du 14 décembre 2004 relatif à la vente et à l'émission d'un nombre maximal de 1 667 400 000 reçus de souscription de la société. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport aux administrateurs de la société portant sur les bilans consolidés de la société aux 31 décembre 2003 et 2002, et sur les états consolidés des résultats et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. Notre rapport est daté du 5 avril 2004 (sauf en ce qui concerne les notes 7 a) i) et 11 pour lesquelles il est daté du 14 décembre 2004).

Toronto, Canada
Le 14 décembre 2004

/s/ KPMG s.r.l.
Comptables agréés

**CONSENTEMENT DES VÉRIFICATEURS**
**DELOITTE & TOUCHE S.R.L.**

Nous avons lu le prospectus d'ONTZINC Corporation (la « société ») daté du 14 décembre 2004 relativement à la vente et à l'émission de reçus de souscription, chacun représentant le droit de recevoir une action ordinaire et un demi-bon de souscription d'action ordinaire de la société. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport à l'administrateur de 152640 Canada Inc. (la « Société ») portant sur les bilans consolidés de la Société aux 31 décembre 2003 et 2002 et les états consolidés des résultats d'exploitation et du déficit et des flux de trésorerie de chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2003. Notre rapport est daté du 25 octobre 2004.

Winnipeg (Manitoba)
Le 14 décembre 2004

/s/ DELOITTE & TOUCHE S.R.L.
Comptables agréés

## ATTESTATION DE LA SOCIÉTÉ

Le 14 décembre 2004

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, comme l'exigent la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), la partie 9 de la loi intitulée *Securities Act* (Alberta), la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), la partie XV de la *Loi sur les valeurs mobilières* (Ontario), l'article 13 de la *Loi sur la protection contre les fraudes en matière de valeurs* (Nouveau-Brunswick), l'article 63 de la loi intitulée *Securities Act* (Nouvelle-Écosse), la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard) et la partie XIV de la loi intitulée *The Securities Act* (Terre-Neuve-et-Labrador) ainsi que leurs règlements d'application. Le présent prospectus, selon les exigences de la *Loi sur les valeurs mobilières* (Québec) et de son règlement d'application, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

(signé) PETER GEORGE
Président

(signé) DOUGLAS SCHARF
Vice-président principal et
chef la direction financière

Au nom du conseil d'administration

(signé) RICHARD W. BRISSENDEN
Administrateur

(signé) CHRISTOPHER O. IRWIN
Administrateur

## ATTESTATION DES PLACEURS POUR COMPTE

Le 14 décembre 2004

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus, comme l'exigent la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), la partie 9 de la loi intitulée *Securities Act* (Alberta), la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), la partie XV de la *Loi sur les valeurs mobilières* (Ontario), l'article 13 de la *Loi sur la protection contre les fraudes en matière de valeurs* (Nouveau-Brunswick), l'article 64 de la loi intitulée *Securities Act* (Nouvelle-Écosse), la partie II de la loi intitulée *Securities Act* (Île-du-Prince-Édouard) et la partie XIV de la loi intitulée *The Securities Act* (Terre-Neuve-et-Labrador) ainsi que leurs règlements d'application. À notre connaissance, le présent prospectus, selon les exigences de la *Loi sur les valeurs mobilières* (Québec) et de son règlement d'application, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

VALEURS MOBILIÈRES GMP LTÉE

(signé) MARK WELLINGS

| LA CORPORATION CANACCORD CAPITAL | VALEURS MOBILIÈRES HAYWOOD INC. | VALEURS MOBILIÈRES ORION INC. |
|---|---|---|
| (signé) JENS J. MAYER | (signé) JOHN D. WILLETT | (signé) DOUGLAS BELL |
| LES ASSOCIÉS HARRIS LIMITÉE | MCFARLANE GORDON INC. | VALEURS MOBILIÈRES NORTHERN INC. |
| (signé) WILLIAM WASHINGTON | (signé) BRADLEY D. GRIFFITHS | (signé) VICTOR PHILIP ALBOINI |

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

September 30, 2004

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

| | September 30, 2004 (Unaudited) | December 31, 2003 (Restated – note2) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 2,951,399 | $ 2,113,735 |
| Debenture subscription receivable | - | 2,000,000 |
| Prepaid expenses and other | 398,929 | 643,967 |
| | 3,350,328 | 4,757,702 |
| Capital assets | 126,320 | 28,802 |
| Mineral properties and deferred exploration expenditures expenditures (note 3) | 9,226,516 | 5,911,227 |
| Deferred financing costs (note 4) | 135,148 | 169,000 |
| Deferred acquisition costs (note 5) | 759,748 | - |
| Environmental deposits | 1,840,529 | 1,588,129 |
| | $ 15,438,589 | $ 12,454,860 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 1,764,523 | $ 1,021,549 |
| Due to companies related by common directors | 4,155 | 4,155 |
| | 1,768,678 | 1,025,704 |
| Reclamation liabilities | 822,116 | 768,657 |
| Convertible debentures (note 6) | 1,839,294 | 1,038,500 |
| Shareholders' equity: | | |
| Common shares (note 7(a)) | 25,647,385 | 21,379,060 |
| Share subscription receivable | (340,000) | (250,000) |
| Shares to be issued | - | 47,072 |
| Warrants (note 7(b)) | 6,553,890 | 4,433,514 |
| Warrants to be issued | - | 50,545 |
| Contributed surplus | 2,740,315 | 2,096,340 |
| Equity component of convertible debentures (note 6) | 1,250,000 | 961,500 |
| Deficit | (24,843,089) | (19,096,032) |
| | 11,008,501 | 9,621,999 |
| Going concern (note 1) | | |
| Subsequent events (note 11) | | |
| | $ 15,438,589 | $ 12,454,860 |

See accompanying notes to consolidated financial statements.

# ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2004 | 2003 [1] | 2004 | 2003 [1] |
| Interest income | $ 5,753 | $ 5,156 | $ 19,232 | $ 5,370 |
| Expenses (income): | | | | |
| Salaries and benefits | 14,869 | 16,180 | 49,064 | 48,460 |
| Management fees | 305,000 | - | 589,000 | - |
| Professional fees | 615,598 | 209,327 | 871,351 | 557,941 |
| Mine care and maintenance | 872,427 | 212,303 | 2,586,000 | 211,213 |
| Investor relations and listing fees | 38,331 | 37,714 | 119,646 | 72,930 |
| General and administrative | 30,745 | 38,793 | 116,799 | 56,026 |
| Rent | 17,649 | 24,658 | 64,226 | 76,774 |
| Travel | 39,897 | 104,118 | 168,287 | 175,217 |
| Foreign exchange loss (gain) | 146,559 | 58,584 | 64,002 | 161,201 |
| Depreciation | 12,209 | 845 | 33,542 | 2,535 |
| Loss (gain) on sale of assets | - | - | - | (90,000) |
| Stock option compensation (note 7c) | 483,975 | 590,000 | 643,975 | 590,000 |
| *Amortization of deferred financing costs* | 27,030 | - | 81,089 | - |
| Accretion expense on reclamation liabilities | 41,609 | 5,725 | 53,459 | 17,173 |
| Debenture interest | 224,305 | - | 722,849 | - |
| | 2,870,203 | 1,298,246 | 6,163,289 | 1,879,470 |
| Loss before income taxes | (2,864,450) | (1,293,090) | (6,144,057) | (1,874,100) |
| Income tax recovery | - | - | 397,000 | - |
| Loss for the period | (2,864,450) | (1,293,090) | (5,747,057) | (1,874,100) |
| Deficit, beginning of period | (21,978,639) | (14,498,391) | (19,096,032) | (13,917,381) |
| Deficit, end of period | (24,843,089) | (15,791,481) | $ (24,843,089) | (15,791,481) |
| Basic and diluted loss per share (note 9) | $ (0.01) | $ (0.01) | $ (0.03) | $ (0.02) |

[1] Restated – note 2

See accompanying notes to consolidated financial statements.

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)
Consolidated Statements of Cash Flows

| | Three Months Ended September 30, 2004 | 2003 | Nine Months Ended September 30, 2004 | 2003 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| Operating activities: | | | | |
| Loss for the period | $(2,864,450) | $(1,293,090) | $(5,747,057) | $(1,874,100) |
| Items not involving cash: | | | | |
| Future income taxes | - | - | (397,000) | - |
| Depreciation | 12,209 | 845 | 33,542 | 2,535 |
| Amortization of deferred financing costs | 27,030 | - | 81,089 | - |
| Write-off of deferred financing costs | 498,650 | - | 498,650 | - |
| Stock option compensation | 483,975 | 590,000 | 643,975 | 590,000 |
| Accretion of debt component of convertible debentures | 156,250 | - | 489,294 | - |
| Accretion expense on reclamation liabilities | 41,609 | 5,724 | 53,459 | 17,173 |
| Unrealized foreign exchange loss (gain) | 76,500 | - | 31,500 | - |
| Loss (gain) on sale of assets | - | - | - | (90,000) |
| Change in non-cash operating working capital | 1,077,576 | 21,330 | 1,028,012 | 109,714 |
| | (490,651) | (675,191) | (3,284,536) | (1,244,678) |
| *Financing activities:* | | | | |
| Issuance of common shares net of issuance costs | 1,307,241 | 3,221,609 | 6,390,557 | 3,863,152 |
| Proceeds on exercise of stock options | - | - | 63,800 | - |
| Proceeds on exercise of warrants | - | 9,000 | 103,727 | 9,000 |
| Decrease in debenture subscription receivable | - | - | 2,000,000 | - |
| Advances from companies related by common directors | - | 1,400,000 | - | 1,400,000 |
| Issuance of convertible debenture | - | - | 600,000 | - |
| Deferred financing costs | (196,688) | - | (545,887) | |
| | 1,110,553 | 4,630,609 | 8,612,197 | 5,272,152 |

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)
Consolidated Statements of Cash Flows (continued)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Investing activities: | | | | |
| Investment in respect of mineral properties | (417,033) | (253,182) | (3,315,289) | (337,113) |
| Proceeds on sale of assets | - | - | - | 90,000 |
| Increase in environmental deposits | - | (1,579,468) | (283,900) | (1,579,468) |
| Additions to capital assets | (10,443) | - | (131,060) | (4,844) |
| Deferred acquisition costs | (332,408) | - | (759,748) | - |
| | (759,884) | (1,832,650) | (4,489,997) | (1,831,425) |
| Increase (decrease) in cash and cash equivalents | (139,982) | 2,122,768 | 837,664 | 2,196,049 |
| Cash and cash equivalents, beginning of period | 3,091,381 | 268,462 | 2,113,735 | 195,181 |
| Cash and cash equivalents, end of period | $ 2,951,399 | $ 2,391,230 | $ 2,951,399 | $ 2,391,230 |
| Supplemental cash flow information: | | | | |
| Interest paid | $ - | $ - | $ 156,000 | $ - |
| Supplemental disclosure of non-cash financing and investing activities: | | | | |
| Share subscription receivable | 250,000 | 245,846 | 340,000 | 245,846 |
| Shares issued in settlement of amounts due to companies related by common directors | - | - | - | 362,724 |
| Shares issued in settlement of other indebtedness | - | - | 40,000 | 35,000 |

## 1. Going Concern

The Company is engaged in the business of evaluation, acquisition, exploration and development of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

As at September 30, 2004, the Company has no source of operating cash flows. The Company's ability to meet its obligations and continue is dependent on its ability to complete future financing.

The consolidated interim financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

## 2. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003.

Effective January 1, 2004 the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

As a result of the adoption of Section 3110, the following balances in the Company's audited financial statements were restated as follows:

| | December 31, 2003 | | |
|---|---|---|---|
| | As reported | Change | As restated |
| Assets and Liabilities | | | |
| Mineral properties and deferred exploration expenditures | $ 5,186,629 | $ 724,598 | $ 5,911,227 |
| Asset retirement obligation | - | 768,657 | 768,657 |
| Deficit | 19,051,973 | 44,059 | 19,096,032 |
| Consolidated Statements of Operations and Deficit: | | | |
| Accretion expense | - | 34,158 | 34,158 |
| Loss for the period | 5,144,493 | 34,158 | 5,178,651 |

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated interim financial statements.

### 3. Mineral Properties and Deferred Exploration Expenditures

| | Balance December 31, 2002 | Additions | Balance December 31, 2003 | Additions | Balance September 30, 2004 |
|---|---|---|---|---|---|
| Balmat mine | $ - | $ 2,063,621 | $ 2,063,621 | $ 758,972 | $ 2,822,593 |
| Gays River | 3,249,368 | 67,485 | 3,316,853 | 2,241,239 | 5,558,092 |
| Southwestern Ontario | 321,772 | 208,981 | 530,753 | 187,628 | 718,381 |
| San Antonio Project | - | - | - | 127,450 | 127,450 |
| | $ 3,571,140 | $ 2,340,087 | $ 5,911,227 | $ 3,315,289 | $ 9,226,516 |

Under the terms of the purchase agreement by which it acquired its interest in Gays River, Ontzinc paid $2,000,000 in March 2004 to Pasminco Resources Canada Company, a previous owner of the property.

## 4. Deferred Financing Costs

| | Nine months ended September 30, 2004 | Year ended December 31, 2003 |
|---|---|---|
| Balance, beginning of period | $ 169,000 | $ - |
| Additions | 545,887 | 169,000 |
| Costs written off | (498,650) | - |
| Amortization | (81,089) | - |
| Balance | $ 135,148 | $ 169,000 |

In August 2004, the Company abandoned its plans to issue common shares in the United Kingdom and list its common shares on the London Exchange's Alternative Investment Market. As a result, deferred financing costs related to the share issuance and listing were written off in the quarter ending September 30, 2004.

## 5. Deferred Acquisition Costs

During the nine months ended September 30, 2004 the Company incurred costs of $759,748 in connection with the acquisition of all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd. On completion of the proposed transaction these costs will be added to the consideration paid and will be included in the final purchase price allocation (see note 11(a) – Subsequent Events)

## 6. Convertible Debentures

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January, 2004, an additional $600,000 of secured convertible debentures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placements were received in January 2004. Commissions and legal costs of $216,236 were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing cost is being amortized over the life of the debentures.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The equity component, representing the fair value ascribed to the conversion rights at the date the debentures were originally issued of $1,250,000, is included within shareholders' equity. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures maturity date of December 19, 2005. For the nine months ended September 30, 2004, debt accretion of $489,294 is included in interest expense.

**7. Share Capital**

(a) Common shares:

Authorized:

Unlimited common shares

Issued:

| | Common Shares | Amount |
|---|---|---|
| Balance December 31, 2002 | 88,669,968 | $ 16,625,595 |
| Issued for debt | 3,372,691 | 397,724 |
| Issued on private placements | 77,455,117 | 9,666,015 |
| Exercise of warrants | 350,000 | 52,500 |
| Value attributed to warrants issued | - | (4,484,059) |
| Share issue costs | - | (878,715) |
| Balance, December 31, 2003 | 169,847,776 | 21,379,060 |
| Issued on private placements, net | 66,295,994 | 7,347,439 |
| Issued for debt | 160,000 | 40,000 |
| Exercise of warrants | 740,909 | 140,772 |
| Exercise of options | 580,000 | 63,800 |
| Value attributed to warrants issued | - | (2,106,877) |
| Tax effect of flow through shares | - | (397,000) |
| Share issue costs | - | (819,809) |
| Balance, September 30, 2004 | 237,624,679 | $ 25,647,385 |

In September 2004, the Company completed a private placement of 34,520,000 units of the Company at a price of $0.05 per unit for gross proceeds of $1,726,000. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.06 for a period of two years from the date of issuance. In addition, the broker received 3,452,000 broker warrants, exercisable for the same two year period at a price of $0.05. An over-allotment option was provided to the broker to purchase up to 15% of the number of broker units issued at closing at the issue price of $0.09 at any time prior to November 30, 2004. Each broker unit is comprised of one common share and one half of a broker common share purchase warrant. Each whole broker common share purchase warrant is exercisable for one common share at an exercise price of $0.12 for a period of two years from the date of issue.

The Chairman and the Chief Executive Officer of the Company purchased 10,000,000 of these units.

In June 2004, the Company completed a private placement of 31,107,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,599,367. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

In April 2004, the Company issued 160,000 common shares at a deemed price of $0.25 per share in settlement of $40,000 owed to a creditor.

(b) Warrants:

| | Number | Amount |
|---|---|---|
| Balance December 31, 2002 | - | $ - |
| Issued during the year | 75,244,424 | 4,451,014 |
| Exercised | (350,000) | (17,500) |
| Balance, December 31, 2003 | 74,894,424 | 4,433,514 |
| Issued during period, net | 37,034,197 | 2,163,421 |
| Exercised | (740,909) | (37,045) |
| Cancelled | (50,000) | (6,000) |
| Balance, September 30, 2004 | 111,137,712 | $ 6,553,890 |

At September 30, 2004, warrants outstanding to acquire common shares of the Company areas follows:

| Warrants outstanding | Exercise Price | Expiry Date |
|---|---|---|
| 350,000 | $ 0.13 | Feb 24, 2005 |
| 6,650,000 | 0.13 | May 30, 2005 |
| 2,805,650 | 0.13 | June 25, 2005 |
| 2,125,000 | 0.13 | Aug 25, 2005 |
| 250,000 | 0.10 | Oct 3, 2005 |
| 26,531,825 | 0.14 | Sept 8-23, 2005 |
| 33,000,000 | US$ 0.12 | Oct 9-21, 2005 |
| 768,400 | US$ 0.12 | Jan 13, 2006 |
| 1,984,200 | 0.30 | Dec 23-31, 2005 |
| 406,840 | 0.25 | Dec 30, 2005 |
| 15,553,797 | 0.20 | March 31,2006 |
| 17,260,000 | 0.06 | Sept 28, 2006 |
| 3,452,000 | 0.05 | Sept 28, 2006 |

The fair value of the warrants issued during the year ended December 31, 2003 and the nine month period ended September 30, 2004 was estimated at the date of issuance using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 4.5%; dividend yield of 0%; expected volatility of 100% for the year December 31, 2003 and 125% for the nine months ended September 30, 2004 and an expected life of two years.

(c) Stock Option Plan

Changes in stock options outstanding during the nine month period ended September 30, 2004 are set out in the table below.

| | Number of Shares | Weighted average exercise price |
|---|---|---|
| Outstanding, December 31, 2002 | 4,275,000 | $ 0.19 |
| Granted | 12,225,000 | 0.16 |
| Outstanding, December 31, 2003 | 16,500,000 | $ 0.16 |
| Granted | 10,000,000 | 0.12 |
| Cancelled | (8,025,000) | 0.16 |
| Exercised | (580,000) | 0.11 |
| Outstanding, September 30, 2004 | 17,895,000 | $ 0.12 |

On July 5, 2004, the Company re-priced an aggregated of 2,575,000 previously granted options to $0.10. The options were previously exercisable at prices ranging from $0.11 to $0.24 per share with expiry dates from June 13, 2006 to November 27, 2008.

| Number of options outstanding and currently exercisable | Exercise Price | Weighted average remaining contractual life (years) |
|---|---|---|
| 3,495,000 | $ 0.11 | 3.7 |
| 900,000 | 0.15 | 1.7 |
| 925,000 | 0.25 | 2.9 |
| 4,575,000 | 0.10 | 4.2 |
| 8,000,000 | 0.12 | 4.8 |
| 17,895,000 | 0.12 | 4.2 |

The fair value of the options granted during the year ended December 31, 2003 and the nine month period ended September 30, 2004 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100% for the year ended December 31, 2003 and 125% for the nine months ended September 30, 2004; and a weighted average expected life of these options of 4.2 years.

**8. Income Taxes**

The estimated taxable income tax for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time, if it is more likely than not that the Company will realise the benefits from future income taxes or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. The estimated valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some or all of the future tax assets or liabilities will be realised.

For further information on the Company's actual losses for income tax purposes, refer to the audited December 31, 2003 consolidated financial statements. The benefit for these losses and the estimated loss for the period have not been recognised in these financial statements.

These interim financial statements reflect the recording of an income tax recovery of $397,000 related to the renunciation of income tax benefits from the issuance of flow-through common shares in December 2003.

## 9. Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share for the period ended.

The following table sets out the calculation for loss per share for the three and nine month periods ended September 30, 2004 and 2003.

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Numerator: | | | | |
| Loss for the period | $(2,864,450) | $(1,293,090) | $ (5,747,057) | $ (1,874,100) |
| Denominator: | | | | |
| Weighted average number of common shares outstanding | 204,230,331 | 106,132,862 | 192,932,707 | 97,923,883 |
| Basic and diluted loss per share | $0.01 | $0.01 | $ 0.03 | $ 0.02 |

As a result of net losses in each of the periods, the potential effect of exercising stock options and warrants and conversion of the convertible debentures has not been included in the calculations of diluted loss per share because to do so would be anti-dilutive.

## 10. Related Party Transactions

During the three and nine months ended September 30, 2004, the Company incurred expenses totalling $93,193 and $403,133, respectively, for legal services provided by two law firms with which a senior officer and a director are associated. The comparative figures for the three and nine months ended September 30, 2003, were $155,846 and $279,533, respectively.

## 11. Subsequent Events

(a) On October 7, 2004, the Company entered into a share purchase agreement to acquire from Anglo American International, S.A. all of the outstanding shares of 152640 Canada Inc., which holds all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd., for a cash purchase price of $325 million, subject to adjustments on closing estimated to be $12,806,000. The acquisition is subject to regulatory and stock exchange approval and other customary closing conditions, including completion of the related financing of the acquisition.

The acquisition will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date. The final purchase price allocation will be completed after asset and liability valuations are finalized by management and an independent valuator.

(b) On November 10, 2004, the Company filed a preliminary prospectus in each of the provinces of Canada in respect of an offering of subscription receipts, the number and offering price of which will be determined by negotiation between the Company and the underwriters. Each subscription receipt will entitle the holder to receive one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price and for a term which have yet to be determined.

(c) On November 9, 2004 the Company issued a management information circular in respect of a special meeting of shareholders to be held on December 8, 2004, to consider and to approve the following items:

1. adoption of a shareholder rights plan;
2. election of additional directors;
3. reduction of the stated capital of the Company;
4. consolidation of the common shares of the Company;
5. change of the name of the Company from Ontzinc Corporation to HudBay Minerals Inc.

## 12. Comparative Figures

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in 2004.



# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

March 31, 2004 **Restated**

These financial statements have not been reviewed by Ontzinc Corporation's external auditors.

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

| 2003 | March 31, 2004 | Dec 31, |
|---|---|---|
| | (Unaudited) | (Restated – note2) |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 5,663,725 | $ 2,113,735 |
| Debenture subscription receivable | - | 2,000,000 |
| Prepaid expenses and other | 819,263 | 643,967 |
| | 6,482,988 | 4,757,702 |
| Capital assets | 131,401 | 28,802 |
| Mineral properties and deferred exploration expenditures expenditures (note 3) | 8,171,027 | 5,911,227 |
| Deferred financing and acquisition costs (note 4) | 189,206 | 169,000 |
| Environmental deposits | 1,752,129 | 1,588,129 |
| | $ 16,726,751 | $ 12,454,860 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 1,003,558 | $ 1,021,549 |
| Due to companies related by common directors | 4,155 | 4,155 |
| | 1,007,713 | 1,025,704 |
| Reclamation liabilities (note 6) | 774,582 | 768,657 |
| Convertible debentures (note 5) | 1,526,794 | 1,038,500 |
| Shareholders' equity: | | |
| Common shares (note 7(a)) | 24,909,246 | 21,379,060 |
| Share subscription receivable | (115,000) | (250,000) |
| Shares to be issued | - | 47,072 |
| Warrants (note 7(b)) | 5,848,779 | 4,433,514 |
| Warrants to be issued | - | 50,545 |
| Stock options (note 7(c)) | 1,533,600 | 1,580,000 |
| Contributed surplus | 516,340 | 516,340 |
| Equity component of convertible debentures (note 5) | 1,250,000 | 961,500 |
| Deficit | (20,525,303) | (19,096,032) |
| | 13,417,662 | 9,621,999 |
| Going concern (note 1) | | |
| Subsequent events (note 11) | | |
| | $ 16,726,751 | $ 12,454,860 |

See accompanying notes to consolidated financial statements.

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

| | Three Months Ended March 31 2004 | 2003 [1] |
|---|---|---|
| Interest income | $ 6,773 | $ 22 |
| Expenses (income): | | |
| Salaries and benefits | 14,875 | 14,899 |
| Management fees | 59,000 | - |
| Professional fees | 180,339 | 122,952 |
| Mine care and maintenance | 1,060,667 | 580 |
| Investor relations and listing fees | 34,920 | 13,558 |
| General and administrative | 56,801 | 9,667 |
| Rent | 24,571 | 24,548 |
| Travel | 100,295 | 35,619 |
| Foreign exchange loss (gain) | (14,971) | 48,902 |
| Depreciation | 10,145 | 800 |
| Amortization of deferred financing costs | 27,029 | - |
| Accretion of asset retirement obligation | 5,925 | 5,724 |
| Debenture interest | 273,448 | - |
| | 1,833,044 | 277,249 |
| Loss before income taxes | (1,826,271) | (277,227) |
| Income tax recovery | 397,000 | - |
| Loss for the period | (1,429,271) | (277,227) |
| Deficit, beginning of period | (19,096,032) | (13,917,381) |
| Deficit, end of period | $ (20,525,303) | (14,194,608) |
| Basic and diluted loss per share (note 8) | $ (0.01) | $ (0.00) |

[1] Restated – note 2

See accompanying notes to consolidated financial statements.

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)
Consolidated Statements of Cash Flows

| | Three Months Ended March 31, 2004 | 2003 [1] |
|---|---|---|
| Cash provided by (used in): | | |
| Operating activities: | | |
| Loss for the period | $(1,429,271) | (277,227) |
| Items not involving cash: | | |
| Future income taxes | (397,000) | - |
| Depreciation | 10,145 | 880 |
| Amortization of deferred financing costs | 27,029 | - |
| Accretion of debt component of convertible debentures | 176,794 | - |
| Accretion expense on reclamation liabilities | 5,925 | 5,724 |
| Change in non-cash operating working capital | (193,287) | 102,855 |
| | (1,799,665) | (167,848) |
| Financing activities: | | |
| Issuance of common shares net of issuance costs | 5,269,634 | 327,012 |
| Proceeds on exercise of stock options | 63,800 | - |
| Decrease in debenture subscription receivable | 2,000,000 | - |
| Issuance of convertible debenture | 600,000 | - |
| Financing and acquisition costs | (47,235) | |
| | 7,886,199 | 327,012 |

[1] Restated – note 2

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)
Consolidated Statements of Cash Flows (continued)

| | Three Months Ended March 31, 2004 | Three Months Ended March 31, 2003 [1] |
|---|---|---|
| Investing activities: | | |
| Proceeds received in (investment In) respect of mineral properties | (2,259,800) | (24,992) |
| Proceeds on sale of assets | - | 90,000 |
| Increase in environmental deposits | (164,000) | - |
| Additions to capital assets | (112,744) | (3,080) |
| | (2,536,544) | (28,072) |
| Increase in cash and cash equivalents | 3,549,990 | 131,092 |
| Cash and cash equivalents, beginning of period | 2,113,735 | 195,181 |
| Cash and cash equivalents, end of period | $ 5,663,725 | $ 326,273 |
| Supplemental disclosure of non-cash financing and investing activities: | | |
| Shares issued in settlement of amounts due to companies related by common directors | - | 362,724 |
| Shares issued in settlement of other indebtedness | 40,000 | 35,000 |

[1] Restated - note 2

These financial statements have not been reviewed by Ontzinc Corporation's external auditors

## 1. Going Concern

The Company is engaged in the business of evaluation, acquisition, exploration and development of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

As at March 31, 2004, the Company has no source of operating cash flows. The Company's ability to meet its obligations and continue is dependent on its ability to complete future financing.

The consolidated interim financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

## 2. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003.

Effective January 1, 2004 the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
Three months ended March 31, 2004.
(unaudited)

As a result of the adoption of Section 3110, the following balances in the Company's audited financial statements were restated as follows:

| | December 31, 2003 | | | December 31, 2002 | | |
|---|---|---|---|---|---|---|
| | As reported | Change | As restated | As reported | Change | As Restated |
| Assets and Liabilities | | | | | | |
| Mineral properties and deferred exploration expenditures | $ 5,186,629 | $ 724,598 | $ 5,911,227 | $ 3,333,508 | $ 237,632 | $ 3,571,140 |
| Asset retirement Obligation | - | 768,657 | 768,657 | - | 247,533 | 247,533 |
| Deficit | 19,051,973 | 44,059 | 19,096,032 | 13,907,480 | 9,901 | 13,917,381 |
| Consolidated Statements of Operations and Deficit: | | | | | | |
| Accretion expense | - | 34,158 | 34,158 | - | 9,901 | 9,901 |
| Loss for the period | 5,144,493 | 34,158 | 5,178,651 | 938,418 | 9,901 | 958,319 |

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated interim financial statements.

## 3. Mineral Properties and Deferred Exploration Expenditures

| | Balance December 31, 2002 | Additions | Balance December 31, 2003 | Additions | Balance March 31, 2004 |
|---|---|---|---|---|---|
| Balmat mine | $ - | $ 2,063,621 | $ 2,063,621 | $ 109,203 | $ 2,172,824 |
| Gays River | $ 3,249,368 | 67,485 | 3,316,853 | 2,000,000 | 5,316,853 |
| Southwestern Ontario | $ 321,772 | 208,981 | 530,753 | 65,201 | 595,954 |
| San Antonio Project | - | - | - | 85,396 | 85,396 |
| | $ 3,571,140 | $ 2,340,087 | $ 5,911,227 | 2,259,800 | 8,171,027 |

Under the terms of the purchase agreement by which it acquired its interest in Gays River, Ontzinc paid $2,000,000 in March, 2004 to Pasminco Resources Canada Company, a previous owner of the property.

## 4. Deferred Financing Costs

| | March 31, 2004 | December 31, 2003 |
|---|---|---|
| Deferred financing costs | $ 216,236 | $ 169,000 |
| Less amortization | 27,303 | - |
| | $ 189,206 | $ 169,000 |

## 5. Convertible Debentures

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January, 2004, an additional $600,000 of secured convertible debentures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placements were received in January 2004. Commissions and legal costs of $216,236 were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing cost is being amortized over the life of the debentures.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The equity component, representing the fair value ascribed to the conversion rights at the date the debentures were originally issued of $1,250,000, is included within shareholders' equity. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures maturity date of December 19, 2005. For the three months ended March 31, 2004, debt accretion of $176,794 is included in interest expense.

## 6. Reclamation Liabilities

Effective January 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110") on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lives assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

# ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
Three months ended March 31, 2004.
(unaudited)

As a result of the adoption of Section 3110, the following financial statement balances were restated as follows:

| | March 31, 2004 | | | March 31, 2003 | | |
|---|---|---|---|---|---|---|
| | As reported | Change | As restated | As reported | Change | As Restated |
| Assets and Liabilities | | | | | | |
| Mineral properties and deferred exploration expenditures | $ 9,222,226 | (1,051,199) | $ 8,171,027 | $ 5,186,629 | $ 724,598 | $ 5,911,227 |
| Reclamation Liabilities | 1,885,000 | (1,110,418) | 774,582 | - | 768,657 | 768,657 |

Consolidated Statement of Operations:

| | Three months ended March 31, 2004 | | | Three months ended March 31, 2003 | | |
|---|---|---|---|---|---|---|
| | As Reported | Change | As restated | As reported | Change | As Restated |
| Accretion expense | - | $ 5,925 | $ 5,925 | 0 | $ 5,724 | $ 5,724 |

**7. Share Capital**

(a) Common shares:
Authorized:
Unlimited common shares
Issued:

| | Common Shares | Amount |
|---|---|---|
| Balance December 31, 2002 | 88,669,968 | $ 16,625,595 |
| Issued for debt | 3,372,691 | 397,724 |
| Issued on private placements | 77,455,117 | 9,666,015 |
| Exercise of warrants | 350,000 | 52,500 |
| Value attributed to warrants issued | - | (4,484,059) |
| Share issue costs | - | (878,715) |
| Balance, December 31, 2003 | 169,847,776 | 21,379,060 |
| Issued on private placements net | 31,875,994 | 5,646,439 |
| Exercise of warrants | 740,909 | 140,772 |
| Exercise of options | 580,000 | 110,200 |
| Value attributed to warrants issued | - | (1,401,765) |
| Tax effect of flow through shares | - | (397,000) |
| Share issue costs | - | (568,460) |
| Balance, March 31, 2004 | 203,044,679 | $ 24,909,246 |

In March 2004, the Company completed a private placement of 31,107,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,599,367. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

# ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements
Three months ended March 31, 2004.
(unaudited)

Warrants:

| | Number | Amount |
|---|---|---|
| Balance December 31, 2002 | - | $ - |
| Issued during the year | 75,244,424 | 4,451,014 |
| Exercised | (350,000) | (17,500) |
| Balance, December 31, 2003 | 74,894,424 | 4,433,514 |
| Issued during period | 16,322,197 | 1,452,310 |
| Exercised | (740,909) | (37,045) |
| Balance, March 31, 2004 | 90,475,712 | $ 5,848,779 |

At March 31, 2004, warrants outstanding to acquire common shares of the Company are as follows:

| Warrants outstanding | Exercise Price | Expiry Date |
|---|---|---|
| 350,000 | $ 0.13 | Feb 24, 2005 |
| 6,650,000 | 0.13 | May 30, 2005 |
| 2,805,650 | 0.13 | June 25, 2005 |
| 2,125,000 | 0.13 | Aug 25, 2005 |
| 250,000 | 0.10 | Oct 3, 2005 |
| 26,531,825 | 0.14 | Sept 8-23, 2005 |
| 33,000,000 | US$ 0.12 | Oct 9-21, 2005 |
| 768,400 | US$ 0.12 | Jan 13, 2006 |
| 2,034,200 | 0.30 | Dec 23-31, 2005 |
| 406,840 | 0.25 | Dec 30, 2005 |
| 15,553,797 | 0.20 | March 31,2006 |
| 90,475,712 | | |

For purposes of the warrant valuation, the fair value of the warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5%; and an expected life of two years.

(c) Stock Option Plan

Changes in stock options outstanding during the three month period ended March 31, 2004

| | Number of Shares | Weighted average exercise price |
|---|---|---|
| Outstanding, December 31, 2002 | 4,275,000 | $ 0.19 |
| Granted | 12,225,000 | 0.16 |
| Outstanding, December 31, 2003 | 16,500,000 | $ 0.16 |
| Cancelled | (25,000) | 0.15 |
| Exercised | (580,000) | 0.11 |
| Outstanding, March 31, 2004 | 15,895,000 [1] | $ 0.16 |

| Number of options outstanding and currently exercisable | Exercise Price | Weighted average remaining contractual life (years) |
|---|---|---|
| 8,170,000 | $ 0.11 | 4.3 |
| 2,300,000 | 0.15 | 2.0 |
| 3,000,000 | 0.23 | 4.6 |
| 1,925,000 | 0.24 | 4.7 |
| 500,000 | 0.25 | 3.4 |
| 15,895,000 | | |

The fair value of the options granted during 2003 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100%; and a weighted average expected life of these options of 4.2 years.

## 8. Income Taxes

The estimated taxable income tax for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time, if it is more likely than not that the Company will realise the benefits from future income taxes or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. The estimated valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some or all of the future tax assets or liabilities will be realised.

For further information on the Company's actual losses for income tax purposes, refer to the audited December 31, 2003 consolidated financial statements. The benefit for these losses and the estimated loss for the period have not been recognised in these financial statements.

These interim financial statements reflect the recording of an income tax recovery of $397,000 related to the renunciation of income tax benefits from the issuance of flow-through common shares in December 2003.

## 9. Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share for the period ended. The conversion of stock options and warrants to calculate fully diluted was not done, because the conversion would have been anti-dilutive.

The following table sets out the calculation for loss per share for the three months ended March 31, 2004 and 2003.

| | 2004 | 2003 |
|---|---|---|
| Numerator: | | |
| Loss for the period | $ (1,429,271) | $ (277,227) |
| Denominator: | | |
| Weighted average number of common shares outstanding | 171,273,034 | 89,584,072 |
| Basic and diluted loss per share | $ (0.01) | $ (0.00) |

**10. Related Party Transactions**

During the three months ended March 31, 2004, the Company incurred expenses totalling $129,908 for legal services provided by two law firms with which a senior officer and a director are associated.

**11. Comparative Figures**

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in 2004.

# AGENCY AGREEMENT

December 14, 2004



Ontzinc Corporation
6 Adelaide Street East
Suite 300
Toronto, Ontario
M5C 1H6

Attention: Mr. Peter George
President

Dear Sirs/Mesdames:

We understand that Ontzinc Corporation (the "**Company**") intends to create, issue and sell, up to 1,667,400,000 Subscription Receipts and, subject to exercise of the Over-allotment Option, up to a further 250,110,000 Subscription Receipts and to use a portion of the proceeds from such sale for the acquisition (the "**Acquisition**") of Hudson Bay Mining and Smelting Co., Limited by the Company's wholly owned subsidiary Hudbay Mining and Smelting Inc. Each Subscription Receipt will entitle the holder thereof to receive upon satisfaction of the Escrow Release Conditions prior to the Termination Time, and without payment of additional consideration, one pre-Consolidation Common Share and one half of one pre-Consolidation Warrant or, if the Escrow Release Conditions are not satisfied prior to the Termination Time, an amount equal to the full purchase price of such Subscription Receipt plus the holder's pro rata entitlement to the interest earned or income generated on such amount (less applicable withholding tax and any other mandatory statutory deduction).

We understand that the Company has prepared and filed a Preliminary Prospectus with respect to the qualification for distribution to the public of the Subscription Receipts in each of the Qualifying Jurisdictions and will prepare a (final) long form prospectus and all other necessary documents in order to qualify the Subscription Receipts for distribution to the public in each of the Qualifying Jurisdictions (the "**Offering**").

Based upon the foregoing and subject to the terms and conditions set out below, GMP Securities Ltd. (the "**Lead Agent**") and Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc. (collectively with the Lead Agent, the "**Agents**") hereby offer to act as the Company's exclusive agents to solicit subscriptions of the Subscription Receipts on a "best efforts basis" at a price of $0.075 per Subscription Receipt (the "**Offering Price**"). By its acceptance hereof, the Company appoints the Agents as the Company's exclusive agents with respect to the Offering, provided that the Agents shall be under no obligation to purchase any of the Subscription Receipts.

The Company grants to the Agents the right to purchase at the Agents' election up to an additional 250,110,000 Subscription Receipts at the Offering Price (subject to adjustment for the Consolidation if applicable) for the purpose of satisfying over-allotments, if any, and market stabilization (the "**Over-allotment Option**"). The Over-allotment Option may be exercised in whole or in part from time to time only by written notice (an "**Over-allotment Notice**") from the Lead Agent to the Company, given not later than 12:00 p.m. (Toronto time) on the 30th day after

the Closing Date, setting forth the number of Subscription Receipts to be purchased and the date on which such Subscription Receipts are to be delivered which date will be no earlier than the Closing Date and not later than three Business Days after the date of the Over-allotment Notice (an "**Option Closing Date**").

This offer is subject to the following terms and conditions:

**Section 1 Interpretation**

(1) If the Escrow Release Conditions are satisfied after the date hereof but before the Closing Time or any Option Closing Time, the applicable number of Common Shares and Warrants will be issued by the Company in place of Subscription Receipts at the applicable Closing Time or Option Closing Time. In this Agreement all references to Subscription Receipts will be interpreted at the operative time to mean Subscription Receipts if the Escrow Release Conditions have not yet been satisfied or to mean Common Shares and Warrants to be issued in place of Subscription Receipts if the Escrow Release Conditions have been satisfied before the distribution contemplated by the Offering Documents has been completed.

(2) In this Agreement, unless otherwise defined herein, the following words and terms have the following meanings:

"**1933 Act**" means the United States Securities Act of 1933, as amended;

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

"**1940 Act**" means the United States Investment Company Act of 1940, as amended;

"**Acquisition**" has the meaning ascribed thereto above;

"**Acquisition Agreement**" means the Agreement of Purchase and Sale between Anglo American International, S.A. and the Company dated October 7, 2004;

"**Acquisition Securities Consideration**" means 173,333,333 Common Shares and 86,666,667 Warrants to be issued by the Company to Anglo American International, S.A. or an affiliate thereof representing a portion of the purchase price to be paid by the Company pursuant to the Acquisition Agreement;

"**Agents' Canadian Counsel**" means Ogilvy Renault;

"**Agents' U.S. Counsel**" means Skadden, Arps, Slate, Meagher & Flom LLP;

"**Broker Shares**" has the meaning ascribed thereto in Section 10(1);

"**Broker Warrants**" has the meaning ascribed thereto in Section 10(1);

"**business day**" means a day which is not a Saturday, a Sunday or a statutory, civic or banking holiday in the city of Toronto, Ontario or the city of New York, New York;

"**Canadian GAAP**" means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity, applicable as at the date on which such principles are applied;

"**Claim**" has the meaning ascribed thereto in Section 14(1) hereof;

"**Closing Date**" means December 21, 2004 or such other date as the Company and the Agents, may agree but in any event not later than December 23, 2004;

"**Closing Time**" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date, as the Company and the Agents may agree;

"**Commission**" has the meaning ascribed thereto in Section 10(1) hereof;

"**Commission Promissory Note**" has the meaning set out in Section 10(3);

"**Common Shares**" means the common shares in the capital of the Company;

"**Company's Auditors**" means KPMG LLP;

"**Company's Canadian Counsel**" means Cassels Brock and Blackwell, LLP;

"**Company Financial Statements**" means the consolidated balance sheets of the Company as at December 31, 2003 (audited) and December 31, 2002 (audited) and as at September 30, 2004 (unaudited) and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003 (audited) and for the nine month periods ended September 30, 2004 (unaudited) and September 30, 2003 (unaudited), together with the notes thereto, included in the Prospectus;

"**Company's U.S. Counsel**" means Shearman & Sterling LLP;

"**Condition**", when used in the context of the condition of a corporation, means the condition of such corporation (financial or otherwise) and the business, affairs, earnings, operations, assets, liabilities (contingent or otherwise), capital, management or control of such corporation and its Subsidiaries on a consolidated basis;

"**Consolidation**" has the meaning set out in Section 7(x);

"**Debt Financing**" has the meaning ascribed thereto in the Prospectus;

"**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Regulation S and without limitation, but for greater clarity, means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Subscription Receipts, the Underlying Securities or the Warrant Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

“**distribution**” and “**distribution to the public**” have the respective meanings ascribed thereto under the Securities Laws;

“**Enforcement Qualifications**” means the qualifications that enforcement may be limited by limitations contained in the *Limitations Act, 2002* (Ontario) by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally, that equitable remedies may be granted in the discretion of a court of competent jurisdiction, that rights of indemnity, contribution and waiver of contribution may be limited under applicable law, and that the enforceability of provisions in an agreement which purport to sever from such agreement any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such agreement would be determined only in the discretion of a court;

“**Escrow Agent**” means Equity Transfer Services Inc. as escrow agent under the Subscription Receipt Agreement;

“**Escrow Release Conditions**” has the meaning ascribed thereto in the form of Subscription Receipt Agreement attached as Schedule C;

“**Final Receipt**” means the decision document issued in accordance with the MRRS evidencing that a final receipt has been issued in respect of the Prospectus by each of the Securities Regulators;

“**Financial Statements**” means, collectively, the Pro Forma Financial Statements, the HBMS Parent Financial Statements, and the Company Financial Statements;

“**Foreign Issuer**” means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means, any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“**General Solicitation**” and “**General Advertising**” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the 1933 Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;

“**HBMS**” means Hudson Bay Mining and Smelting Co., Limited;

“**HBMS' Auditors**” means Deloitte & Touche LLP;

"**HBMS Parent**" means 152640 Canada Inc.;

"**HBMS Parent Financial Statements**" means the consolidated balance sheets of HBMS Parent as at December 31, 2003 (audited) and 2002 (audited) and as at September 30, 2004 (unaudited) and the consolidated statements of operations and deficit and of cash flows for each of the years in the three year period ended December 31, 2003 (audited) and for the nine month periods ended September 30, 2004 (unaudited) and September 30, 2003 (unaudited), together with the notes thereto, included in the Prospectus;

"**Indemnified Party**" has the meaning ascribed thereto in Section 14(1) of this Agreement;

"**Institutional Accredited Investor**" means an accredited investor as defined in Rule 501(a) of Regulation D meeting the criteria set forth in Rule 501(a)(1), (2), (3) or (7);

"**Lead Agent**" has the meaning ascribed thereto above;

"**MRRS**" means National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* of the Canadian Securities Administrators;

"**Material Adverse Effect**" means a material adverse effect on the Condition of the Company, on the Condition of HBMS Parent or on the Offering;

"**Material Subsidiary**" means in respect of the Company, the Subsidiaries listed in Schedule A and in respect of HBMS Parent, the Subsidiaries listed in Schedule B;

"**misrepresentation**", "**material fact**" and "**material change**" have the respective meanings ascribed thereto in the *Securities Act* (Ontario);

"**Notes**" has the meaning ascribed thereto in the Prospectus;

"**Offering**" has the meaning ascribed thereto above;

"**Offering Agreements**" has the meaning ascribed thereto in Section 7(f);

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Prospectus and any Supplementary Material;

"**Offering Price**" has the meaning ascribed thereto above;

"**Option Closing Date**" has the meaning ascribed thereto above;

"**Option Closing Time**" means 8:00 a.m. (Toronto time) on any Option Closing Date or such other time on an Option Closing Date as the Company and the Agents may agree;

"**Over-allotment Option**" has the meaning ascribed thereto above;

"**Person**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

"**Preliminary Prospectus**" means the preliminary long form prospectus of the Company dated November 10, 2004 filed in English and in French with the Securities Regulators in connection with the qualification for distribution of the Subscription Receipts under applicable Securities Laws in the Qualifying Jurisdictions;

"**Preliminary U.S. Private Placement Memorandum**" means the preliminary U.S. private placement memorandum, including the Preliminary Prospectus;

"**Pro Forma Financial Statements**" means the pro forma consolidated balance sheet of the Company as at September 30, 2004 (unaudited) and the pro forma consolidated statements of operations for the nine months ended September 30, 2004 (unaudited) and for the year ended December 31, 2004 (unaudited), together with the notes thereto, included in the Prospectus;

"**Prospectus**" means the (final) long form prospectus of the Company, in English and in French, dated the date of this agreement, approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Subscription Receipts under applicable Securities Laws in the Qualifying Jurisdictions;

"**Qualifying Jurisdictions**" means all of the provinces of Canada;

"**Regulation D**" means Regulation D adopted by the SEC under the 1933 Act;

"**Regulation S**" means Regulation S adopted by the SEC under the 1933 Act;

"**Release Certificate**" has the meaning ascribed thereto in the Subscription Agreement;

"SEC" means the United States Securities and Exchange Commission;

"**Securities Laws**" means the securities laws, regulations, rules, policy statements and prescribed forms, collectively, of each of the Qualifying Jurisdictions;

"**Securities Regulators**" means the securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Selling Group**" has the meaning ascribed thereto in Section 4(1);

"**Subscription Receipts**" means the subscription receipts to be issued by the Company pursuant to the Subscription Receipt Agreement, each of which entitles the holder thereof to receive (A) upon satisfaction of the Escrow Release Conditions prior to the Termination Time, and without payment of additional consideration, one pre-Consolidation Common Share and one half of one pre-Consolidation Warrant, or (B) if the Escrow Release Conditions are not satisfied prior to the Termination Time, an amount equal to the Offering Price plus the holder's pro rata entitlement to the interest earned or income earned on such amount (less any applicable withholding taxes), all pursuant to the terms of the Subscription Receipt Agreement;

"**Subscription Receipt Agreement**" means the subscription receipt agreement to be dated the Closing Date among the Company, the Lead Agent on behalf of the Agents and

the Escrow Agent setting out the terms and conditions of the Subscription Receipts and the rights and obligations of the holders thereof, the Escrow Agent and the Company relating thereto, substantially in the form attached as Schedule C with such changes as may be agreed to by the Agents and the Company acting reasonably;

"**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as currently in force:

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

"**Supplementary Material**" means, collectively, any amendment or supplement to the Preliminary Prospectus or the Prospectus or any other similar document required to be filed by the Company under the Securities Laws in connection with the Offering;

"**Termination Time**" means the earlier of (i) 5:00 p.m. (Toronto time) on February 28, 2005 and (ii) the time the Acquisition Agreement is terminated;

"**Underlying Securities**" means the Common Shares and Warrants issuable upon exchange of the Subscription Receipts;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Private Placement Memorandum**" means the final U.S. private placement memorandum, including the Prospectus and any Supplementary Material, as applicable;

"**U.S. Purchaser**" means each purchaser within the United States or who is a U.S. Person or is purchasing for the account or benefit of a person within the United States or a U.S. Person;

"**U.S. Securities Laws**" means the 1933 Act, including the rules and regulations thereunder, and any other laws of the United States or any State therein applicable in connection with the offer and sale of the Subscription Receipts;

"**Warrant Agent**" means the Warrant agent appointed pursuant to the Warrant Indenture which, for the time being, is Equity Transfer Services Inc.;

"**Warrants**" means Common Share purchase warrants issuable upon exchange of the Subscription Receipts, each whole warrant entitling the holder thereof to receive one Common Share upon payment of $0.105 on a pre-Consolidation basis or $3.15 on a post-Consolidation basis all pursuant to the terms of the Warrant Indenture;

"**Warrant Indenture**" means the indenture to be dated the Closing Date between the Company and Equity Transfer Services Inc., as warrant agent, setting out the terms and conditions of the Warrants and the rights and obligations of the holders thereof, the warrant agent and the Company relating thereto substantially in the form attached as

Schedule D with such changes as may be agreed to by the Agents and the Company acting reasonably; and

"**Warrant Shares**" means the Common Shares issuable upon exercise of the Warrants.

(3) Where any representation or warranty contained in this Agreement is expressly qualified by reference "to the best knowledge of" the Company or any officer of the Company it shall be deemed to refer to the declarant's knowledge of the facts and circumstances to which such phrase relates after having made due inquiries and investigations in connection with such facts and circumstances, including without limitation, due inquiries of those individuals currently employed by the Company or by HBMS Parent or any Subsidiary of either of them who are listed under the heading "Our Directors and Officers Following the Acquisition" in the Prospectus.

(4) Any reference in this Agreement to any Section, Appendix or Exhibit refers to a Section, Appendix or Exhibit of this Agreement unless specifically referring to another source.

(5) Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

(6) All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(7) The following are Schedules attached to this Agreement, which Schedules (including the representations, warranties and covenants set out therein) are deemed to be part hereof and are hereby incorporated by reference herein:

| | | |
|---|---|---|
| Schedule A | - | Material Company Subsidiaries |
| Schedule B | - | Material HBMS Parent Subsidiaries |
| Schedule C | - | Subscription Receipt Agreement |
| Schedule D | - | Warrant Indenture |
| Schedule E | - | U.S. Purchaser's Letter |
| Schedule F | - | Agents' Certificate |

**Section 2 Attributes of the Subscription Receipts**

The Subscription Receipts, the Underlying Securities and the Warrant Shares shall be duly and validly created, issued and/or allotted by the Company and, when issued by the Company, the Subscription Receipts, the Underlying Securities and the Warrant Shares shall have the attributes set out in the Prospectus, the Subscription Receipt Agreement and the Warrant Indenture, as applicable, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Company and the Agents.

**Section 3 Filing of Prospectus**

(1) The Company has prepared and will file the Prospectus in each of the Qualifying Jurisdictions with the Securities Regulators under the Securities Laws, and will use its best efforts to obtain the Final Receipt from the Ontario Securities Commission, as principal regulator designated by the Company under the MRRS, evidencing that receipts

for the Prospectus were obtained from each of the other Securities Regulators in the Qualifying Jurisdictions in order to qualify the Subscription Receipts for distribution in each of the Qualifying Jurisdictions, as soon as possible, and shall use its best efforts to obtain such Final Receipt in any event not later than 5:00 pm (Toronto Time) on December 14, 2004 (or such other time and/or later date as the Company and the Agents may agree).

(2) Until the day on which the distribution of the Subscription Receipts is completed, the Company will promptly take, or cause to be taken, all additional reasonable steps and proceedings that may from time to time be required under the Securities Laws to qualify the distribution of the Subscription Receipts in the Qualifying Jurisdictions.

**Section 4 Compliance with Securities Laws**

(1) The Agents will offer the Subscription Receipts for sale to the public in the Qualifying Jurisdictions in compliance with applicable laws, including Securities Laws, upon the terms and conditions set forth in the Prospectus. Each Agent shall cause a similar undertaking to be contained in any agreement among the members of any banking, selling or other groups formed for the distribution of the Subscription Receipts (a "**Selling Group**").

(2) If the Agents offer to sell or sell any Subscription Receipts in jurisdictions other than the Qualifying Jurisdictions, such offers or sales will be effected in compliance with the applicable laws of such jurisdictions and will be effected in such manner so as not to require registration of the offer or sale of or of the Subscription Receipts, or the filing of a prospectus, registration statement or any other notice or document with respect to the distribution, offer or sale of the Subscription Receipts, under the laws of any jurisdiction outside the Qualifying Jurisdictions including, without limitation, the United States (other than notices or similar documents applicable under United States state securities laws). The Agents will cause similar undertakings to be contained in any agreement among the members of any Selling Group formed for the purpose of selling the Subscription Receipts.

(3) In connection with all offers and sales of the Subscription Receipts, the Agents will, and will require each member of any Selling Group to agree to, comply with the selling restrictions set forth in Section 18 hereof and the Company agrees for the benefit of the Agents and any Selling Group to comply with the covenants as set forth in Section 18.

**Section 5 Deliveries Upon Filing of Prospectus**

(1) The Company will deliver or cause to be delivered to the Agents, contemporaneously with or prior to the filing of the Prospectus or any Supplementary Material, as the case may be:

(a) a copy of the Prospectus, signed as required by Securities Laws;

(b) a copy of any Supplementary Material required to be filed by the Company under Securities Laws;

(c) an opinion of the Company's Quebec counsel, addressed to the Company and the directors thereof, the Agents and the Agents' Canadian Counsel, dated the date of the Prospectus or Supplementary Material, as the case may be, acceptable in form and substance to the Agents and the Agents' Canadian Counsel, acting reasonably, that except for the Financial Statements and the information appearing in the Prospectus or Supplementary Material, as applicable, under the headings "Selected Pro Forma Consolidated Financial Information", "Selected Consolidated Financial Information of HBMS Parent", "Selected Consolidated Financial Information of Ontzinc", "Management's Discussion and Analysis of Ontzinc", "Management's Discussion and Analysis of HBMS Parent" and "Capitalization" contained in such document, the document in French is in all material respects a complete and accurate translation of the document in English and is not susceptible to any materially different interpretation with respect to any material matter contained therein;

(d) opinions of the Company's Auditors and HBMS' Auditors addressed to the Company and the directors thereof, the Agents, the Agents' Canadian Counsel and the Company's Canadian Counsel dated the date of the Prospectus or Supplementary Material, as the case may be, and acceptable in form and substance to the Agents and the Agents' Canadian Counsel, acting reasonably, that the Financial Statements contained in such document in French are in all material respects a complete and proper translation of the Financial Statements contained in such document in English; and

(e) comfort letters dated the date of the Prospectus or Supplementary Material, as the case may be, of the Company's Auditors and HBMS' Auditors addressed to the Agents and the Company and the directors thereof, in form and substance satisfactory to the Agents and the Agents' Canadian Counsel, acting reasonably, with respect to the financial and accounting information contained in the Prospectus or Supplementary Material, as the case may be, which comfort letters are based on a review by the Company's Auditors and HBMS' Auditors, as applicable, having a cut-off date of not more than two business days prior to the date of such comfort letters and are in addition to any comfort letter or letters filed with Securities Regulators.

(2) The Company will deliver or cause to be delivered to the Agents, without charge, as soon as possible and in any event not later than noon (Toronto time) on the second business day after the date on which the Company receives a Final Receipt for the Prospectus or any Supplementary Material filed with the Securities Regulators, such number of commercial copies of the Prospectus or Supplementary Material, as the case may be, (including the French version thereof) and the U.S. Private Placement Memorandum as the Agents reasonably require.

(3) The Company confirms that it has previously delivered to the Agents copies of the Preliminary Prospectus signed as required by Securities Laws and such number of commercial copies of the Preliminary Prospectus (including the French version thereof) and the Preliminary U.S. Private Placement Memorandum as the Agents requested.

**Section 6 Notice of Material Change**

During the period of distribution of the Subscription Receipts, which shall be the period from the date hereof to the date on which the Company receives the notice referred to in Section 19, the Company shall promptly notify the Agents in writing of:

(a) any material fact that has arisen or has been discovered which would have been required to have been disclosed in any of the Offering Documents had the fact arisen or been discovered on or prior to the date of such document; and

(b) any change in a material fact in any of the Offering Documents or the existence of any new material fact,

which change or new material fact is, or may be of such a nature as:

(i) to render any of the Offering Documents misleading or untrue;

(ii) would result in any of the Offering Documents not complying with any Securities Laws;

(iii) would reasonably be expected to have a significant effect on the market price or value of the Subscription Receipts, the Underlying Securities or the Warrant Shares or which would restrict or prevent the trading of the Subscription Receipts, the Underlying Securities or the Warrant Shares; or

(iv) would be material to a prospective purchaser of the Subscription Receipts.

In any such case, the Company will promptly and, in any event within applicable time limitations required by Securities Laws, comply with all legal requirements necessary to comply with the Securities Laws in order to allow for the distribution of the Subscription Receipts in the Qualifying Jurisdictions as contemplated herein. The Company will in good faith discuss with the Agents any change in circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 6.

**Section 7 Representations and Warranties of the Company**

The Company represents and warrants to each of the Agents and acknowledges that each of the Agents is relying upon such representations and warranties in connection with its execution, delivery and performance of this Agreement, and delivery of each and any of the Offering Documents by the Company to the Agents will constitute the representation and warranty of the Company to the Agents, that:

(a) Schedule A lists each Material Subsidiary of the Company and accurately summarizes the percentage of direct or indirect ownership of each such Material Subsidiary by the Company;

(b) Schedule B lists each Material Subsidiary of HBMS Parent and accurately summarizes the percentage of direct and indirect ownership of each such Material Subsidiary of HBMS Parent;

(c) each of the Company, HBMS Parent and their respective Subsidiaries has been duly incorporated, amalgamated, formed or continued, as the case may be, and is validly existing under the laws of the jurisdiction where it was incorporated, amalgamated, formed or continued, and has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own its property and assets except where failure to be so qualified could not reasonably be expected to have a Material Adverse Effect;

(d) all of the issued shares of or other ownership interests in each Subsidiary owned directly or indirectly by the Company or HBMS Parent are free and clear of any pledge, lien, security interest, charge, claim or encumbrance except for (i) those granted by the Subsidiaries in favour of the Company or HBMS Parent (ii) those granted in the normal course of business and the breach of which or the enforcement thereof would not have a Material Adverse Effect; and (iii) those disclosed in the Prospectus or any Supplementary Material:

(e) neither the Company nor HBMS Parent has a material direct or indirect interest outside the ordinary course of business in any Person which is not a Subsidiary of the Company or HBMS Parent that is not reflected in the Financial Statements or the Prospectus;

(f) the execution and delivery of each of this Agreement, the Subscription Receipt Agreement, the Warrant Indenture, the Broker Warrants and the Commission Promissory Note (collectively, the "**Offering Agreements**") and the performance of the transactions contemplated thereunder has been duly authorized by all necessary action on the part of the Company and:

    (i) this Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms except as may be qualified by the Enforceability Qualifications; and

    (ii) each of the Offering Agreements other than this Agreement will, as of the Closing Time, have been duly executed and delivered by the Company and will be a valid and binding agreement of the Company enforceable against the Company in accordance with its terms except as may be qualified by the Enforceability Qualifications;

(g) except as disclosed in the Prospectus or any Supplementary Material, no legal or governmental proceedings are pending to which the Company, HBMS Parent and/or any of their respective Subsidiaries is a party or to which the property of any of the foregoing is subject that could reasonably be expected to result individually or in the aggregate in a Material Adverse Effect and no such proceedings have been threatened against or, to the best of knowledge of the Company, are contemplated with respect to the Company, HBMS Parent and/or

any of their respective Subsidiaries or with respect to any of their respective properties which could reasonably be expected to have a Material Adverse Effect;

(h) the execution and delivery of the Offering Agreements by the Company, the offering, issue and sale in the Qualifying Jurisdictions of the Subscription Receipts, the issue of the Underlying Securities upon the exchange of the Subscription Receipts, the issue of the Warrant Shares upon exercise of the Warrants, the issue of the Broker Warrants, the issue of the Broker Shares upon exercise of the Broker Warrants and the compliance by the Company with the other provisions of this Agreement do not:

(i) require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Regulator or other third party in the Qualifying Jurisdictions, except: (A) such as has been obtained; and (B) such as may be required (and will be obtained as provided in this Agreement) under the Securities Laws and by the TSX Venture Exchange and/or the Toronto Stock Exchange;

(ii) conflict with or result in a breach or violation of any of the terms of, or constitute a default, which conflict, breach, violation or default would reasonably be expected to have a Material Adverse Effect, under: (A) any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Company, HBMS Parent or any Subsidiary of either of them or any of their respective properties is bound; (B) the charter documents or by-laws of the Company, HBMS Parent or any Subsidiary of either of them, respectively; or (C) any statute or any judgment, decree, order, rule or regulation of any court or other governmental authority or any arbitrator, stock exchange or securities association applicable to the Company, HBMS Parent or any Subsidiary of either of them; or

(iii) give rise to any claim against the Company or HBMS Parent or any Subsidiary of either of them or their respective assets or give rise to or accelerate the repayment of any indebtedness or other payment or repayment obligation under any term or provision of any document or instrument referred to in Section 7(h)(ii) (A) or (B) above except as disclosed in the Prospectus or any Supplementary Material:

(i) the Company has all requisite corporate power and authority to issuc and deliver the Subscription Receipts, the Undcrlying Securities, the Warrant Shares, the Commission Promissory Note, the Broker Warrants and the Broker Shares, and

(i) at the Closing Time the issue of the Subscription Receipts by the Company to the Agents in accordance with this Agreement will have been authorized by all necessary corporate action of the Company and upon receipt of payment therefor in accordance with this Agreement and the Subscription Receipt Agreement, the Subscription Receipts will be validly issued and duly authorized and delivered by the Company and enforceable against the Company in accordance with their terms and the terms of the Subscription Receipt Agreement, except as may be qualified by the

Enforceability Qualifications, and the holders of Subscription Receipts will be entitled to the benefits provided by the Subscription Receipt Agreement;

(ii) upon the exchange of the Subscription Receipts in accordance with their terms:

(A) the Common Shares issued in exchange therefor will be duly authorized and delivered and validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company; and

(B) the Warrants issued in exchange therefor will be duly authorized, executed and delivered by the Company and enforceable against the Company in accordance with their terms and the terms of the Warrant Indenture, except as may be qualified by the Enforceability Qualifications, and will be entitled to the benefits of the Warrant Indenture;

(iii) upon the exercise of the Warrants in accordance with their terms and upon receipt of payment therefor in accordance with the Warrant Indenture, the Warrant Shares will be duly authorized and delivered and validly issued and outstanding as fully paid and non-assessable Common Shares of the Company;

(iv) at the time of delivery to the Agents, the Commission Promissory Note will be duly authorized, executed and delivered by the Company and enforceable against the Company in accordance with its terms except as may be qualified by the Enforceability Qualifications;

(v) at the time of issue, the Broker Warrants will be duly validly issued and authorized, executed and delivered by the Company and enforceable against the Company in accordance with their terms and the terms of this Agreement, except as may be qualified by the Enforceability Qualifications; and

(vi) at the time of issue, the Broker Shares issued upon exercise of the Broker Warrants and upon receipt of payment therefore in accordance with the terms of the Broker Warrants, the Broker Shares will be duly authorized and delivered and validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(j) none of the Company, HBMS Parent or any of their respective Subsidiaries is in violation of its charter or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound which would reasonably be expected to have a Material Adverse Effect;

(k) the Pro Forma Financial Statements included in the Prospectus fairly present, in all material respects, the pro forma financial position and results of operations of the Company as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto, such Pro Forma Financial Statements have been compiled in accordance with rules and guidelines set forth under Securities Laws with respect to the preparation of pro forma financial statements, the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein and the Pro Forma Financial Statements have been prepared in accordance with Canadian GAAP applied on a basis consistent with the Company Financial Statements;

(l) the HBMS Financial Statements fairly present, in all material respects, the consolidated financial position and results of operations and deficit and cash flows of HBMS Parent as at the respective dates and for the periods indicated therein and such financial statements have been prepared in accordance with Canadian GAAP applied on a consistent basis;

(m) the Company Financial Statements fairly present, in all material respects, the consolidated financial position and results of operations and deficit and cash flows of the Company as at the respective dates and for the periods indicated therein and such financial statements have been prepared in accordance with Canadian GAAP applied on a consistent basis;

(n) there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company, HBMS Parent or any of their respective Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a Material Adverse Effect;

(o) except as disclosed in the Prospectus or any Supplemental Material, none of the Company, HBMS Parent or any of their respective Subsidiaries has any contingent liabilities in excess of the liabilities that are either reflected or reserved against in the Financial Statements which could be expected to have a Material Adverse Effect on the Condition of the Company or the Condition of HBMS Parent, as the case may be;

(p) each of the Company and HBMS Parent and each of their respective Material Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain accountability for assets; (iii) access to the assets of each such corporation is permitted only in accordance with management's general or specific authorization; (iv) the amount recorded in the books and records of the Company or HBMS Parent, as the case may be, for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to each such corporation is made known to those within the Company or HBMS

Parent, as applicable, responsible for the preparation of the financial statements during the periods for which the Financial Statements have been prepared;

(q) except as referred to in and contemplated by the Prospectus and any Supplementary Material, subsequent to the respective dates as of which information is given in such documents there has not been any material change in Condition of the Company or the Condition of HBMS Parent;

(r) except as provided herein and except for fees to be paid pursuant to the Acquisition Agreement and pursuant to the purchase agreement to be entered into by a wholly-owned Subsidiary of the Company in connection with the Debt Financing, there is no person, firm or corporation which has been engaged by the Company, HBMS Parent or any affiliate of either of them to act for the Company and which is entitled to any brokerage or finder's fee in connection with this Agreement or any of the transactions contemplated hereunder, and in the event any such person, firm or corporation establishes a claim for any fee from the Agents, the Company covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred in the defence thereof;

(s) each of the Company, HBMS Parent and their respective Material Subsidiaries has, except in case where the failure to do so would not have a Material Adverse Effect, on a timely basis filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due; to the best knowledge of the Company there are no material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to the Company, HBMS Parent or any of their respective Subsidiaries which have not otherwise been provided for by the Company or HBMS Parent, as applicable;

(t) except as disclosed in the Prospectus or any Supplementary Material, the Company, HBMS Parent or one of their respective Material Subsidiaries holds freehold title, mining leases, mining claims or other conventional proprietary interests or rights recognized in the jurisdiction in which each property described in the Prospectus or any Supplementary Material is located, in the ore bodies and mineral inventories and the milling, smelting and refining facilities described in the Prospectus or any Supplementary Material (and all properties respectively relating thereto) under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Company, HBMS Parent or one of their respective Subsidiaries, as the case may be, to explore for, extract, exploit, remove, process and refine the minerals relating thereto, except where the failure to so hold such interests or rights would not have a Material Adverse Effect; either the Company, HBMS Parent or one of their respective Subsidiaries has all necessary surface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other necessary rights and interests granting the Company, HBMS Parent or one of their

respective Subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove and process, the minerals derived from the ore bodies and mineral inventories described in the Prospectus or any Supplementary Material and to transport for refinement or market or distribute the ore, concentrate and metals produced at the milling, smelting and refining facilities described in the Prospectus or any Supplementary Material, all as referred to in the Prospectus or any Supplementary Material, with only such exceptions as are described in the Prospectus or any Supplementary Material or as could not reasonably be expected to have a Material Adverse Effect and each of the aforementioned interests and rights is currently in good standing except for those interests and claims which, if not kept in good standing, could not reasonably be expected to have a Material Adverse Affect;

(u) except as disclosed in the Prospectus or any Supplementary Material, each of the Company, HBMS Parent and their respective Subsidiaries is in compliance with each material license held by it and are not in violation of, or in default in any respect under, any applicable statutes and regulations and all other ordinances, rules, regulations, orders or decrees having the force of law of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of their respective operations or assets, except for such non-compliance, violations and defaults which, singly or in the aggregate, would not be expected to have a Material Adverse Effect;

(v) the Company is a reporting issuer under the Securities Laws of each of the Qualifying Jurisdictions and is not in default of any requirement of such Securities Laws;

(w) no confidential material change reports of the Company are currently filed with any Securities Regulator;

(x) the shareholders of the Company have duly approved the consolidation of the outstanding Common Shares of the Company on the basis set out in the Company's Management Information Circular dated November 9, 2004 and the board of directors of the Company has, on the basis of the authority delegated to them pursuant to such shareholders' approval, determined by resolution to effect the consolidation forthwith following the closing of the Acquisition and the automatic exchange of the Subscription Receipts pursuant to the Subscription Receipt Agreement on the basis of 30 old shares for one new share (the "**Consolidation**");

(y) a true copy of the Acquisition Agreement has been provided to the Agents and such agreement has been duly authorized, executed and delivered by the Company and is, at the date hereof, in full force and effect and unamended except for (i) the assignment thereof to the Company's wholly-owned Subsidiary HudBay Mining and Smelting Inc., and (ii) the amendment providing for the issue of the Acquisition Securities Consideration by the Company; and

(z) to the best knowledge of the Company, the representations and warranties made to the Company in the Acquisition Agreement are true and correct in all material respects.

**Section 8 Representations and Warranties regarding the Prospectus and any Supplementary Material**

(1) The delivery to the Agents of each of the Offering Documents shall constitute the representation and warranty of the Company to the Agents that, at the time of such delivery, the Offering Documents (except information and statements contained therein relating solely to, or provided by, the Agents):

(a) are true and correct in all material respects;

(b) constitute full, true and plain disclosure of all material facts relating to the Offering; and

(c) contain no misrepresentations.

(2) Such delivery referred to in Section 8(1) shall also constitute the Company's consent to the use of each of the Offering Documents, as the case may be, by the Agents for the purpose of offering and selling the Subscription Receipts in the Qualifying Jurisdictions in accordance with the Securities Laws as contemplated herein prior to the expiry, full exercise or other termination of the Over-allotment Option.

**Section 9 Covenants of the Company**

The Company covenants and agrees with each of the Agents that the Company:

(a) at the respective times of filing, each of the Offering Documents will fully comply with the requirements of the Securities Laws;

(b) immediately following the acceptance of the offer made by the Agents herein, the Company will (i) forthwith prepare and file or cause to be prepared and filed all documents and take or cause to be taken all actions required in order to qualify the Subscription Receipts for distribution to the public in the Qualifying Jurisdictions and for the Underlying Securities and the Warrant Shares to be conditionally listed on the Toronto Stock Exchange prior to or on the Closing Date, and (ii) make all necessary filings and use its best efforts to obtain all necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement;

(c) will advise the Agents, promptly after receiving notice thereof, of the time when the Prospectus or any Supplementary Material has been filed and a Final Receipt for the Prospectus has been issued by the Ontario Securities Commission, as the principal regulator of the Company under the MRRS, and will provide evidence thereof satisfactory to the Agents;

(d) will, until the end of the distribution of the Subscription Receipts, advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance of any order suspending or preventing the use of the Prospectus or any Supplementary Material; (ii) the imposition of any cease trading or similar order affecting the Subscription Receipts, the Underlying Securities or any other securities of the Company; (iii) the institution, threatening or contemplation of any proceeding for any such purpose; or (iv) any request made by any Securities Regulator, or by the SEC or any U.S. State securities commission or authority for amending or supplementing the Prospectus, any Supplementary Material or either of the Private Placement Memorandums. The Company will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(e) the Company will not from the date hereof until 120 days after the Closing Date, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any Common Shares or securities convertible or exchangeable into Common Shares, without the prior written consent of the Lead Agent which consent shall not be unreasonably withheld, except for (i) stock options or stock bonuses granted or to be granted pursuant to the Company's equity incentive plans or any Common Shares issuable upon exercise of such options; and (ii) any convertible securities, options or warrants outstanding as at November 1, 2004;

(f) the Company will not without the consent of the Underwriters, such consent not to be unreasonably withheld, issue more than US$175 million principal amount of Notes pursuant to the Debt Financing;

(g) the Company will complete the Consolidation forthwith following the Acquisition and the automatic exchange of the Subscription Receipts pursuant to the Subscription Receipt Agreement; and

(h) the Company will issue the Acquisition Securities Consideration subject to a contractual four hold period in form and content satisfactory to the Agents, acting reasonably.

**Section 10 Agents' Fees**

(1) In consideration for the Agents' services in:

(a) assisting in the preparation of the Offering Documents;

(b) forming and managing banking, selling or other groups in connection with the distribution of the Subscription Receipts;

(c) distributing the Subscription Receipts, both directly and through other registered dealers and brokers; and

(d) all other matters in connection with the issue and sale of the Subscription Receipts;

the Company agrees to (A) pay to the Agents a fee equal to 6% of the aggregate gross proceeds to the Company of the Subscription Receipts, other than the Acquisition Securities Consideration issued at the Closing Time and any Option Closing Time (the "**Commission**") and (B) issue to the Agents in accordance with the instructions of the Lead Agent that number of broker warrants ("**Broker Warrants**") equal to 6% of the aggregate number of Subscription Receipts, other than the Acquisition Securities Consideration issued at the Closing Time and any Option Closing Time, each such Broker Warrant entitling the holder thereof to acquire one pre-Consolidation Common Share (each a "**Broker Share**") at a price equal to 115% of the Offering Price for a period of 24 months following the Closing Date. For greater certainty, the Broker Warrants will be adjusted as appropriate to reflect the Consolidation.

(2) The Commission payable on all Subscription Receipts issued prior to the Escrow Release Conditions being met will be paid to the Agents only at the time that proceeds from the sale of the Subscription Receipts are released to the Company under the Subscription Receipt Agreement from the escrowed funds so released or, in the case where any Option Closing Time occurs after the Escrow Release Conditions have been met, the Commission payable in respect of Common Shares and Warrants issued at such Option Closing Time shall be paid from the proceeds of the sale of such securities. The applicable number of Broker Warrants shall be issued by the Company to the Agents at the Closing Time and at any Option Closing Time, as applicable.

(3) Notwithstanding Section 10(2) above, at the Closing Time the Company will deliver to the Lead Agent, on behalf of the Agents, promissory note (the "**Commission Promissory Note**") evidencing the commitment of the Company to pay to the Agents $1.0 million of the Commission upon 90 days prior written notice by the Lead Agent to the Company, which portion of the Commission will be payable regardless of whether the Escrow Release Conditions are met, The Commission Promissory Note will be surrendered to the Company upon payment in full of the Commission payable hereunder.

**Section 11 Closing Procedures**

(1) The issue and sale of the Subscription Receipts shall be completed at the Closing Time and any Option Closing Time at the offices of the Company's Canadian Counsel in Toronto, Ontario or at such other place as the Agents and the Company may agree. At the Closing Time and any Option Closing Time the Company shall deliver to the Agents certificates evidencing the Subscription Receipts to be purchased in definitive form to be registered as directed by the Lead Agent against payment by the Agents of the purchase price for the Subscription Receipts by wire transfer.

(2) The Company agrees that the Agents may issue a press release relating to the Offering immediately following the execution of this Agreement provided that the press release is reviewed and approved by the Company, acting reasonably and in a timely manner, and provided further that such press release prominently states that it is not for distribution in the United States or for dissemination to U.S. newswire services and contains all legends required under U.S. Securities Laws.

**Section 12 Expenses**

(1) The Company agrees to pay all costs, fees, and expenses incidental to the Offering and the performance of this Agreement, whether or not the transactions contemplated herein are consummated, including, without limitation, all costs and expenses incidental to:

(a) the printing or other publication of all documents contemplated hereby, including, without limitation, all costs of printing of all Offering Documents and any marketing materials, including any "green sheets" or marketing presentation materials;

(b) all arrangements relating to the delivery to the Agents of copies of the foregoing documents;

(c) the reasonable expenses relating to the marketing of the Offering, including without limitation, all travel and accommodation expenses and other out-of-pocket expenses incurred in connection therewith; and

(d) the reasonable fees and disbursements of the Agents' Canadian Counsel and the Agents' U.S. Counsel and any other experts or advisors retained by the Agents' in connection with the Offering;

**Section 13 Conditions of the Agents' Obligations**

The obligations of the Agents under this Agreement shall be subject to the performance by the Company of its covenants and agreements hereunder and to the satisfaction of the following additional conditions at the Closing Time and any Option Closing Time:

(a) the Agents shall have received legal opinions dated the Closing Date or the Option Closing Date, as the case may be, from the Company's Canadian Counsel, addressed to the Agents and Agents' Canadian Counsel, relating to the Offering and as to the laws of Canada and the Qualifying Jurisdictions, in form and substance satisfactory to Agents' Canadian Counsel acting reasonably, to the effect that:

(i) the Company and each of its Material Subsidiaries and HBMS Parent and each of its Material Subsidiaries exists and has not been dissolved under the laws of its governing jurisdiction and each has all necessary corporate power and capacity to own or lease its property and assets and to carry on its business as now conducted;

(ii) the Company has the necessary corporate power and capacity, and the Company has taken all necessary corporate action, to duly:

(A) execute, deliver and perform its obligations under each of the Offering Agreements;

(B) create, issue and sell the Subscription Receipts;

(C) allot, issue and deliver the Common Shares issuable upon the exchange of the Subscription Receipts in accordance with the terms thereof;

(D) create, allot, issue and deliver the Warrants issuable upon exchange of the Subscription Receipts in accordance with the terms thereof;

(E) allot, issue and deliver the Warrant Shares issuable upon exercise of the Warrants in accordance with the terms thereof;

(F) create, allot, issue and deliver the Broker Warrants; and

(G) allot, issue and deliver the Common Shares issuable upon exercise of the Broker Warrants in accordance with the terms thereof;

(iii) each of the Offering Agreements has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its respective terms except as may be limited by the Enforceability Qualifications;

(iv) each of:

(A) the execution and delivery of each of the Offering Agreements and the fulfilment of the respective terms thereof;

(B) the issue and sale of the Subscription Receipts and the issue of the Underlying Securities issuable upon the exchange of the Subscription Receipts in accordance with the terms thereof;

(C) the issue of the Warrant Shares upon exercise of the Warrants in accordance with the terms thereof; and

(D) the issue of the Broker Warrants and the issue of the Broker Shares upon exercise of the Broker Warrants in accordance with the terms thereof;

does not and will not conflict with, result in a breach of, or create a state of facts which, after notice or lapse of time or both, will result in a breach of, any of the terms, conditions or provisions of the constating documents or by-laws of the Company;

(v) the Subscription Receipts have been issued and are duly authorized, executed and delivered by the Company and are enforceable against the Company in accordance with their terms and the terms of the Subscription Receipt Agreement, except as enforcement may be limited by the Enforceability Qualifications, and the holders of Subscription Receipts are entitled to the benefits provided by the Subscription Receipt Agreement;

(vi) the Common Shares issuable upon exchange of the Subscription Receipts will, upon exchange of the Subscription Receipts in accordance with the terms thereof, be validly issued by the Company without further action on the part of the Company and will be outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(vii) the Warrants issuable upon exchange of the Subscription Receipts will, upon exchange of the Subscription Receipts in accordance with the terms thereof, be validly issued by the Company without further action by the Company and will be enforceable against the Company in accordance with their terms and the terms of the Warrant Indenture, except as may be limited by the Enforceability Qualifications, and will be entitled to the benefits provided by the Warrant Indenture;

(viii) the Warrant Shares issuable upon exercise of the Warrants will, upon exercise of the Warrants in accordance with the terms thereof, be validly issued by the Company without further action on the part of the Company and will be outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(ix) the Broker Warrants have been issued and are duly authorized, executed and delivered by the Company and are enforceable against the Company in accordance with their terms, except as enforcement may be limited by the Enforceability Qualifications;

(x) the Broker Shares issuable upon exercise of the Broker Warrants will, upon exercise of the Broker Warrants in accordance with the terms thereof, be validly issued by the Company without further action on the part of the Company and will be outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(xi) the text under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus constitutes an accurate statement of law subject to the assumptions and other qualifications referred to therein;

(xii) all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company under the Securities Laws to qualify the Subscription Receipts for distribution in each of the Qualifying Jurisdictions through registrants registered under the applicable legislation in the Qualifying Jurisdictions who comply with the relevant provisions of such applicable legislation;

(xiii) the issue and delivery of

(A) the Underlying Securities to the holders of Subscription Receipts upon exchange thereof pursuant to the terms thereof;

(B) the Warrant Shares to the holders of Warrants upon exercise thereof pursuant to the terms thereof;

(C) the Broker Warrants; and

(D) Broker Shares to the holders of Broker Warrants upon exercise thereof pursuant to the terms thereof;

are exempt from the prospectus and registration requirements of Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations required to be obtained under Securities Laws (other than such as have been filed or obtained) to permit such issue and delivery (subject to the qualifications prescribed by Multilateral Instrument 45-102 Resales of Securities);

(xiv) that the first trade of the Underlying Securities, the Warrant Shares and the Broker Shares issued as described in the preceding paragraph is exempt from the prospectus requirements of Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents, order or authorizations required to be obtained under Securities Laws (other than such as have been filed or obtained) to permit such trade (subject to the usual qualifications prescribed Multilateral Instrument 45-102 Resale of Securities);

(xv) the Underlying Shares, the Warrant Shares and the Broker Shares have been approved for listing on the TSX Venture Exchange and conditionally approved for listing on the Toronto Stock Exchange, subject to the Company fulfilling the usual requirements of such exchanges;

(xvi) the attributes of the Subscription Receipts, the Underlying Securities and the Warrants are consistent in all material respects with the description thereof in the Prospectus; and

(xvii) the certificates representing the Subscription Receipts, the Common Shares and Warrants are in proper legal form and comply with the requirements of applicable law and, in the case of the Warrants and the Common Shares, the requirements of the Toronto Stock Exchange as to the form and content, and such certificates have been duly authorized by the Company and the registered holders from time to time of such certificates are entitled to the benefits thereof and are subject to the restrictions contained therein.

In giving their opinions, the Company's Canadian Counsel shall be entitled to rely exclusively upon the opinions of local counsel as to the matters mentioned above relating to jurisdictions other than Ontario and shall be entitled to rely, as to matters of fact, upon certificates of officers of the Company, the Company's registrar and transfer agent and on certificates of public and stock exchange officials;

(b) the Agents shall have received an opinion from the Company's Quebec counsel to the effect that the laws of Canadian Counsel to the use of the French language have been complied with in connection with the sale of the Subscription Receipts to purchasers in Quebec;

(c) the Agents shall have received a certificate, or certificates, dated the Closing Date and each Option Closing Date and executed by each of the Chief Executive Officer and the Chief Financial Officer of the Company on behalf of the Company, without personal liability, to the effect that:

(i) a Final Receipt has been issued by the Ontario Securities Commission as the principal regulator of the Company under the MRRS, and no order suspending or preventing the use of the Prospectus or any Supplementary or cease trading the Subscription Receipts or any other securities of the Company has been issued, and no proceedings for that purpose have been instituted or threatened by any Securities Regulator;

(ii) subsequent to the respective dates as of which information is given in the Prospectus and any Supplementary Material, there has not been any material adverse change, or any development involving a prospective material adverse change, in the Condition of the Company or the Condition of HBMS;

(iii) subsequent to the respective dates as of which information is given in the Prospectus and any Supplementary Material, no transaction out of the ordinary course of business, material to the Company and its Subsidiaries on a consolidated basis or to HBMS Parent and its Subsidiaries on a consolidated basis has been entered into by the Company or HBMS Parent or any of their respective Subsidiaries or has been approved by the management of any of them;

(iv) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of the Closing Date or the Option Closing Date, as the case may be, with the same force and effect as if made at and as of the Closing Time or the Option Closing Time, as the case may be, after giving effect to the transactions contemplated hereby; and

(v) the Company has duly complied in all material respects with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time or the Option Closing Time, as the case may be;

(d) Gregory J. Peebles shall have resigned all positions as a director and officer of the Company, the Company shall have accepted such resignation and shall not have appointed Mr. Peebles to any other position as a director, officer or employee of the Company;

(e) Christopher O. Irwin shall have resigned all positions as a director and officer of the Company, the Company shall have accepted such resignation and shall not

have appointed Mr. Irwin to any other position as a director, officer or employee of the Company;

(f) 

(g) subject only to completion of the Acquisition, the board of directors of the Company shall be comprised of a majority of "independent" directors as that term is defined in proposed *National Instrument 58-101 Disclosure of Corporate Governance Practices;*

(h) in the event of the offering and sale of Subscription Receipts in the United States or to, or for the account or benefit of, a U.S. Person or a person within the United States pursuant to Section 18 hereof, the Agents shall have received an opinion from the Company's U.S. Counsel addressed to each of the Company and the Agents, to the effect that (i) it is not necessary in connection with the offer and sale of the Subscription Receipts to the U.S. Purchasers to register the Subscription Receipts under the 1933 Act, it being understood that no opinion is expressed as to any resale of the Subscription Receipts; and (ii) assuming that the Underlying Securities are issued by the Company exclusively to U.S. Purchasers in exchange for the Subscription Receipts and no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, no registration of the Underlying Securities under the 1933 Act is required for the issuance of the Underlying Securities by the Company in the United States. In providing such opinion, such counsel shall be entitled to assume: (i) that the representations and warranties of the Company and the Agents set forth in this Agreement are true and correct; (ii) compliance by the Company and the Agents with their respective obligations under this Agreement; and (iii) that the covenants, representations and warranties of any U.S. Persons or purchasers in the United States set forth in the U.S. Purchaser's Letter are true and correct;

(i) the Agents shall have received comfort letters of the Company's Auditors and HBMS' Auditors dated the Closing Date and each Option Closing Date in form and substance satisfactory to Agents' Canadian Counsel, acting reasonably, similar to the comfort letters to be delivered to the Agents pursuant to Section 5(1)(e) hereof, and updated to a date not less than two days prior to the Closing Date or the Option Closing Date, as the case may be;

(j) the definitive terms of the Subscription Receipts (including the form of the global Subscription Receipt certificate) and the Subscription Receipt Agreement shall be satisfactory to the Agents and the Agents' Canadian and U.S. Counsel, acting reasonably;

(k) the Subscription Receipt Agreement shall have been executed and the gross proceeds from the sale of the Subscription Receipts shall have been deposited into escrow thereunder or, if the Company is issuing Common Shares and Warrants in place of Subscription Receipts as contemplated in Section 1(l), then all of the Escrow Release Conditions shall have been satisfied and the declarations and

directions of the Company contained in the Release Certificate shall be included in substantially similar form in the certificate to be delivered to the Agents pursuant to Section 13(c);

(l) on the Closing Date, approval for the listing on the TSX Venture Exchange and the conditional listing on the Toronto Stock Exchange shall have been granted in respect of the Underlying Securities, the Warrant Shares and the Broker Shares;

(m) the Company shall have delivered the definitive certificate or certificates representing the Subscription Receipts;

(n) the Company shall have duly executed and delivered to the Agents the Broker Warrants and Commission Promissory Note; and

(o) the Acquisition Agreement shall have been amended to provide that the Acquisition Securities Consideration shall be issued by the Company subject to a hold period, such amendment to be in form and content satisfactory to the Agents acting reasonably.

**Section 14 Indemnification and Contribution**

(1) The Company will indemnify and save harmless each Agent and each of its respective affiliates, directors, officers, employees, partners and agents (each an "**Indemnified Party**") against all losses (other than a loss of profits in connection with the distribution of the Subscription Receipts), claims, damages, liabilities, costs or expenses (collectively, a "**Claim**") caused or incurred by reason of:

(a) any of the representations or warranties of the Company herein provided for being untrue at the date hereof or at the Closing Time or any Option Closing Time;

(b) the breach by the Company of any of its covenants herein provided for, any Securities Laws or any United States federal or state securities laws; or

(c) any order made or inquiry, investigation or proceeding (formal or informal) commenced or threatened by any Securities Regulator, the SEC, any U.S. State securities commission or by any other competent authority in connection with any of the transactions contemplated hereby (other than an order, investigation, or proceeding based solely on the activities or alleged activities of the Agents).

(2) If any matter or thing contemplated by this Section 14 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party shall notify the Company as soon as possible of the nature of any Claim, but the omission to so notify the Company will not relieve the Company from any liability which it may have to any Indemnified Party under this Section 14, except to the extent that such delay increases the liability of the Company or prejudices the Company's ability to contest such Claim, and, upon such notice, the Company shall be entitled (but not required) to assume the defence, on behalf of the Indemnified Party, of any suit brought to enforce such Claim; provided, however, that the

defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably and that the Company shall bear the fees, costs and expenses of such defence.

(3) With respect to any Claim, the Indemnified Party shall have the right to retain additional counsel to act on his, her or its behalf, provided the fees and disbursements of such additional counsel shall be paid by the Indemnified Party, unless:

(a) the Company and the Indemnified Party shall have mutually agreed to the retention of the additional counsel; or

(b) the named parties to any Claim (including any added, third or impleaded parties) include both the Indemnified Party, on the one hand, and the Company, on the other hand, and the Indemnified Party has been advised in writing by his, her or its outside counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

(4) In the event that the Company does not assume the defence of a Claim within 30 days after receiving notice thereof, the Indemnified Party shall have the right to retain his, her or its own legal counsel and the Company shall bear the reasonable fees, costs and expenses of such counsel.

(5) The rights of indemnity and contribution contained in this Section 14 shall not enure to the benefit of the Agents or any other Indemnified Party if the Company has complied with the provisions of Sections 5, 6 and 9(a) hereof and the person asserting any Claim contemplated by this Section 14 was not provided with a copy of any Prospectus or Supplementary Material which corrects any untrue statement or information, misrepresentation or omission which is the basis of such Claim and which is required under the Securities Laws to be delivered to such person by the Agents or members of their Selling Group (if any).

(6) The Company hereby waives its right to recover contribution from any of the Agents or any other Indemnified Party with respect to any liability of the Company by reason of or arising out of any misrepresentation contained in any of the Offering Documents; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of:

(a) any misrepresentation which is based upon or results from a statement or information relating solely to the Agents contained in such documents; or

(b) any failure by the Agents or members of their Selling Group (if any) to provide to purchasers of the Subscription Receipts any document which the Company is required to provide to such purchasers and which it has provided to the Agents to forward to such purchasers.

(7) With respect to any Indemnified Party who is not a party to this Agreement, the Agents shall obtain and hold the rights and benefits of this Section 14 in trust for and on behalf of such Indemnified Party.

(8) If for any reason the indemnification provided for in Section 14 hereof is unavailable, in whole or in part, to an Indemnified Party in respect of any Claim (or claims in respect thereof), subject to the restrictions and limitations referred to herein, the Company shall contribute the amount paid or payable (or, if such indemnity is available only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses (except for loss of profits in connection with the distribution of the Subscription Receipts), or Claims (or claims in respect thereof):

(a) such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the distribution of the Subscription Receipts; or

(b) if the allocation provided by Section 14(8)(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 14(8)(a) above but also the relative fault of the Company on the one hand and the Agents on the other hand in connection with the statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 14(1)(b) hereof which resulted in such Claim (or claims in respect thereof), as well as any other relevant equitable considerations.

(9) The rights to contribution provided herein shall be in addition to and not in derogation of any right to contribution which the Agents may have by statute or otherwise at law.

(10) The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total proceeds from the distribution of the Subscription Receipts (net of the Commission payable to the Agents but before deducting expenses) received by the Company are to the Commission received by the Agents, in each case as set forth in the table on the face page of the Prospectus. The Agents shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the aggregate Commission actually received by the Agents from the Company. The relative fault of the Company on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether the statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 14(1) hereof which resulted in such Claim (or claims in respect thereof) relates to information supplied by or steps or actions taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 14(1) hereof. The amount paid or payable by an Indemnified Party as a result of a Claim (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim (or claims in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

(11) If any provision of this Section 14 is determined to be void, voidable or unenforceable, in whole or in part, such determination shall not affect or impair or be deemed to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

**Section 15 Survival**

(1) The respective representations, warranties, agreements, covenants, indemnities and contribution obligations of the Company and the Agents set forth in this Agreement shall survive the Closing Date and all Option Closing Dates and remain in full force and effect regardless of: (i) any investigation made by or on behalf of the Company, the Agents or any of their respective officers or directors; (ii) delivery of and payment for the Subscription Receipts; and (iii) any subsequent disposition by the Agents of the Subscription Receipts.

(2) The provisions of Section 15(1) shall not apply if the Agents do not purchase any of the Subscription Receipts. In such circumstances, there shall be no further liability of the Company to the Agents under the terms of this Agreement except in respect of any liability which may have arisen or may thereafter arise under Section 12 or Section 14.

**Section 16 Termination**

(1) In addition to any other remedies which may be available to the Agents, any Agent shall be entitled, without liability, at such Agents' sole discretion, to terminate and cancel such Agents' obligations under this Agreement by notice to the Company given prior to the Closing Time or any Option Closing Time, if applicable, if, at or prior to the Closing Time or any Option Closing Time, if applicable:

(a) there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal), other than any inquiry, action, suit, investigation or other proceeding based on alleged activities of the Underwriters, or any order is issued by any governmental authority, other than an order based on the alleged activities of the Underwriters, or any law or regulation is promulgated, changed or announced, which, in the opinion of the Agents (or any of them), could reasonably be expected to prevent or materially restrict the trading in or the distribution of the Subscription Receipts, the Underlying Securities or any other securities of the Company or would be expected to have a material adverse effect on the market price or value of the Subscription Receipts or the Underlying Securities;

(b) there should develop, occur or come into effect or existence, any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any law, action, regulation or other occurrence of any nature whatsoever which, in the opinion of the Agents (or any of them), materially adversely affects, or could reasonably be expected to materially adversely affect, financial markets generally or the Condition of the Company or the Condition of HBMS Parent;

(c) there should occur any material adverse change (actual, anticipated, contemplated or threatened, financial or otherwise) in the Condition of the Company or the Condition of HBMS Parent or any adverse change in any material fact such as is contemplated in Section 6 hereof (other than a change related soley to the Underwriters) or the Agents become aware of any undisclosed material information, which, in the reasonable opinion of the Agents (or any of them), could be expected to have a material adverse effect on the market price or value of the Subscription Receipts or the Underlying Securities;

(d) the state of the financial markets is such that, in the reasonable opinion of any of the Agents, the Subscription Receipts cannot be profitably marketed;

then any of the Agents shall be entitled, at its option in accordance with Section 16(2), to terminate its obligations under this Agreement in respect of any Subscription Receipts not then purchased under this Agreement by written notice to that effect given to the Company at any time prior to the Closing Time or the then relevant Option Closing Time.

(2) The rights of termination contained in this Section 16 may be exercised by the Agents (or any of them) and are in addition to any other rights or remedies the Agents (or any of them) may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. A notice of termination given by an Agent under this Section 16 shall not be binding upon the other Agents.

**Section 17 Due Diligence**

Prior to the filing of the Prospectus and any Supplementary Material, the Company shall allow the Agents to participate fully in the preparation of the Prospectus and such Supplementary Material, respectively, and shall allow the Agents up until the Closing Time and any Option Closing Time to conduct all due diligence investigations which the Agents may reasonably require in order to enable the Agents to responsibly execute the certificate required to be executed by the Agents in the Prospectus and any Supplementary Material and in order to enable the Agents to fulfil their obligations.

**Section 18 United States Offers and Sales**

(1) The Agents intend to offer and sell the Subscription Receipts and Underlying Securities on the terms and subject to the conditions of this Section 18. In return, the Company hereby represents, warrants, covenants and agrees to and with the Agents that:

(a) the Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Subscription Receipts, the Warrants or the Common Shares and will use reasonable efforts to remain a foreign issuer; the Company is not and does not own or control (and for two years from the Closing Time or the last Option Closing Time, as applicable, will not be and will not own or control) an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of, and after giving effect to the offering and sale of the Subscription Receipts and the application of the proceeds thereof as described in the Offering

Documents the Company will not be an "investment company" as defined in, the 1940 Act;

(b) the Private Placement Memorandums, including the Offering Documents, at the respective dates thereof, did not contain any untrue statement of a material fact or omit to state any material fact required to be state therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such documents, at the date hereof, do not and at the Closing Time and each Option Closing Time will not (and any amendment or supplement thereto or final form thereof, at the date thereof and at the Closing Time and each Option Closing Time will not) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c) during the period in which the Subscription Receipts are offered for sale, neither it, its subsidiaries, nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States, or (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Subscription Receipts in the United States; and

(d) except with respect to the offer and sale of the Subscription Receipts, the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States.

(2) Each Agent acknowledges that the Subscription Receipts, the Underlying Securities and the Warrant Shares have not been and will not be registered under the 1933 Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act. Accordingly, each Agent represents, warrants and covenants to the Company that, in connection with all sales of the Subscription Receipts in the United States or to, or for the account or benefit of, a U.S. Person:

(a) it has not offered and sold, and will not offer and sell, any Subscription Receipts forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) within the United States or to, or for the account or benefit of, a U.S. Person or person within the United States as provided in paragraphs (b) through (l) below. Accordingly, neither the Agent, its affiliates nor any persons acting on its or their behalf, has made or will make (except as permitted in paragraphs (b) through (l) below) (i) any offer to sell or any solicitation of an offer to buy, any Subscription Receipts to any person in the United States or to, or for the account or benefit of, a U.S. Person or person within the United States, (ii) any sale of Subscription Receipts to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Agent, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts in the United States with respect to the Subscription Receipts;

(b) it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Subscription Receipts, except with its affiliates, any selling group members or with the prior written consent of the Company;

(c) it shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Section 18 as apply to such Agent as if such provisions applied to such selling group member;

(d) all offers and sales of Subscription Receipts in the United States shall be made through the Agents' U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements;

(e) offers and sales of Subscription Receipts in the United States or to U.S. Persons shall not be made by any form of General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;

(f) any offer, sale or solicitation of an offer to buy Subscription Receipts that has been made or will be made in the United States or to U.S. Persons was or will be made only to Institutional Accredited Investors that are exempt, or in transactions that are exempt, from registration under applicable state securities laws;

(g) each purchaser within the United States or who is a U.S. Person or is purchasing for the account or benefit of a person within the United States or a U.S. Person shall purchase Subscription Receipts in an aggregate amount, and if such purchaser is purchasing for the account of another such person, each such other person shall purchase Subscription Receipts in an aggregate amount, of not less than $75,000;

(h) prior to completion of any sale of Subscription Receipts in the United States or to a U.S. Person or for the account or benefit of a person in the United States or a U.S. Person, each such purchaser thereof will be required to execute a Purchaser's Letter in the form attached as Schedule E to this Agreement;

(i) it will deliver, prior to the purchase, a copy of the U.S. Private Placement Memorandum to each person in the United States, U.S. Person and person purchasing for the account or benefit of a person within the United States or a U.S. Person, purchasing Subscription Receipts from it and no other written material will be used in connection with the offer or sale of the Subscription Receipts in the United States;

(j) the Agent, acting through its U.S. broker-dealer affiliate, has offered, and will only offer the Subscription Receipts in the United States to offerees with respect to which such Agent, immediately prior to transmitting the U.S. Private

Placement Memorandum, has reasonable grounds to believe and did believe are Institutional Accredited Investors;

(k) at least one business day prior to the Closing Date and each Option Closing Time, it will provide the Escrow Agent with a list of all purchasers of the Subscription Receipts in the United States, or who are U.S. Persons or are purchasing for the account or benefit of persons in the United States or U.S. Persons; and

(l) at the Closing Time and any Option Closing Time it, together with its U.S. affiliate selling Subscription Receipts in the United States, will provide a certificate, substantially in the form of Schedule F to this Agreement, relating to the manner of the offer and sale of the Subscription Receipts in the United States, to U.S. Persons or for the account or benefit of persons in the United States or U.S. Persons.

**Section 19 Post Closing Covenants of the Agents**

The Agents shall after the Closing Time and the last Option Closing Time, if applicable, (a) use their best efforts to terminate, and to cause the members of any Selling Group to terminate, distribution to the public of the Subscription Receipts as promptly as possible; and (b) give prompt written notice to the Company, with a copy to Company's Canadian Counsel, when, in the opinion of the Agents, they and the members of such Selling Group have ceased distribution to the public of the Subscription Receipts and of the total proceeds realized from such distribution in each of the respective Qualifying Jurisdictions in which such information is or may be required by the appropriate Securities Regulators.

**Section 20 Notices**

(1) All communications hereunder shall be in writing and shall be faxed or delivered, and shall, in the case of notice to the Company, be addressed and sent to:

Ontzinc Corporation
6 Adelaide Street East
Suite 300
Toronto, ON M5C 1H6
Attention:
Fax No.:

With a copy addressed to:

Cassels, Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2
Attention:
Fax:



And in the case of notice to the Agents, be addressed and sent to:

GMP Securities Ltd.
145 King Street West
Suite 1100
Toronto, ON M5H 1J8
Attention: [redacted]
Fax No.: [redacted]

With a copy addressed and sent to:

Ogilvy Renault
Suite 3800, P.O. Box 84
Royal Bank Plaza, South Tower
200 Bay Street
Toronto, ON M5J 2Z4
Attention: [redacted]
Fax: [redacted]

(2) The parties may change their respective addresses and facsimile numbers for notice by notice given in the manner aforesaid. Any such notification shall be deemed to be effective when faxed or delivered, if sent by facsimile or delivered to the recipient on a business day and before 3:00 p.m. (local time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time) on the next following business day.

**Section 21 Successors**

This Agreement shall enure to the benefit of, and shall be binding upon, the Agents and the Company and their respective successors and legal representatives and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person.

**Section 22 Applicable Law**

The validity and interpretation of this Agreement, and the terms and conditions set forth herein, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any suit, action or proceeding against any party hereto or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario and each party hereto hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each party hereto irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.

**Section 23 Counterparts**

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

**Section 24 Time of Essence**

Time shall be of the essence of this Agreement.

**Section 25 Authority of Lead Agent**

The Lead Agent is hereby authorized by each of the other Agents to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with this Agreement or any agreement entered into by or on behalf of the Agents by the Lead Agent which represents and warrants that it has irrevocable authority to bind the Agents, except in respect of any consent to a settlement pursuant to Section 14, which consent shall be given by the Indemnified Party, or a notice of termination pursuant to Section 16, which notice may be given by any of the Agents. The Lead Agent shall consult with the other Agents concerning any matter in respect of which it acts as representative of the Agents.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance by signing in the space provided therefor below and return this agreement to us whereupon this letter as so accepted shall constitute a binding agreement among us in accordance with the foregoing.

Yours very truly,

**GMP SECURITIES LTD.**

By: "Mark Wellings"
Authorized Signing Officer

**CANACCORD CAPITAL CORPORATION**

By: "Jens J. Mayer"
Authorized Signing Officer

**HAYWOOD SECURITIES INC.**

By: "John D. Willett"
Authorized Signing Officer

**ORION SECURITIES INC.**

By: "Douglas Bell"
Authorized Signing Officer

**HARRIS PARTNERS LIMITED**

By: "William Washington"
Authorized Signing Officer

**MCFARLANE GORDON INC.**

By: "Bradley D. Griffiths"
Authorized Signing Officer

**NORTHERN SECURITIES INC.**

By: "Anthony Millo"
Authorized Signing Officer

Accepted as of December 14, 2004.

**ONTZINC CORPORATION**

By: "Douglas Scharf"

By: "Peter George"

## SCHEDULE A

## MATERIAL SUBSIDIARIES OF THE COMPANY

| Name of Subsidiary | Percent Ownership |
|---|---|
| Balmat Holding Corporation | 100% |
| St. Lawrence Zinc Company LLC | indirect 100% |
| HudBay Mining and Smelting Inc. | 100% |

## SCHEDULE B

## MATERIAL SUBSIDIARIES OF HBMS PARENT

| Name of Subsidiary | Percent Ownership |
| --- | --- |
| Hudson Bay Mining and Smelting Co, Limited | 100% |
| Hudson Bay Exploration and Development Company Limited | indirect 100% |

# SCHEDULE C

## PRINCIPAL TERMS OF THE SUBSCRIPTION RECEIPT AGREEMENT

**ONTZINC CORPORATION**

- and -

**GMP SECURITIES LTD.**

- and -

**EQUITY TRANSFER SERVICES INC.**

---

# SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of
up to ● Subscription Receipts

December ●, 2004

## TABLE OF CONTENTS

**THIS SUBSCRIPTION RECEIPT AGREEMENT** dated as of December ●, 2004

A M O N G :

**ONTZINC CORPORATION**,
a corporation incorporated under the laws of the Province of Ontario

(hereinafter called the "**Company**")

A N D

**GMP SECURITIES LTD.**,
a corporation incorporated under the laws of Canada

(hereinafter called "**GMP**")

A N D

**EQUITY TRANSFER SERVICES INC.**,
a company incorporated under the laws of the Province of Ontario

(hereinafter called the "**Subscription Receipt Agent**")

RECITALS

**WHEREAS:**

A. The Company proposes to issue Subscription Receipts (as hereinafter defined) exchangeable by the holder for Common Shares (as hereinafter defined) and Warrants (as hereinafter defined) on the terms hereinafter set forth;

B. The Company is duly authorized to create and issue the Subscription Receipts to be issued as herein provided;

C. All things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Agreement;

D. The foregoing recitals are made as statements of fact by the Company and not by the Subscription Receipt Agent or GMP;

E. The Subscription Receipt Agent has agreed to enter into this Agreement and to hold in escrow the Escrowed Funds (as defined herein) for and on behalf of the

Company and holders of Subscription Receipts issued pursuant to this Agreement from time to time;

NOW THEREFORE, in consideration of the premises and the covenants of the parties it is hereby agreed and declared as follows:

## ARTICLE 1

## INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

"**Acquisition**" means the acquisition of all of the outstanding shares of 156240 Canada Inc. by the Company's wholly owned subsidiary, HudBay Mining and Smelting Inc. ("Buyco"), pursuant to the Acquisition Agreement;

"**Acquisition Agreement**" means the share purchase agreement between the Company and Anglo American International, S.A. dated October 7, 2004 as amended December 13, 2004, and the assignment thereof to Buyco dated December ●, 2004;

"**Agents**" means, collectively, GMP, Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc.;

"**Agents' Fee**" means the amount equal to 6% of the gross proceeds received from the sale of all Subscription Receipts;

"**Agency Agreement**" means the agency agreement dated December 14, 2004 among the Company and the Agents;

"**Auditors**" mean the auditors of the Company, from time to time;

"**Business Day**" means a day that is not a Saturday, Sunday, a day on which banks are closed in the City of Toronto, Ontario or civic or statutory holiday in the City of Toronto, Ontario;

"**Capital Reorganization**" has the meaning ascribed thereto in subsection 5.2(4);

"**Closing Date**" means the date on which the Subscription Receipts are first issued and sold by the Company pursuant to the Agency Agreement;

"**Common Shares**" means the common shares in the capital of the Company prior to the Consolidation; provided that if the exchange rights

are adjusted or altered, subsequent to the issue of the Subscription Receipts, pursuant to Article 5, "**Common Shares**" shall thereafter mean the shares or other securities or property that a Subscription Receiptholder is entitled to on an exchange after the adjustment;

"**Company**" means ONTZINC Corporation, a corporation incorporated under the laws of the Province of Ontario, and its lawful successors from time to time;

"**Consolidation**" means the consolidation of the common shares of the Company on the basis of one new common share for every 30 common shares outstanding, as determined by the directors in accordance with the special resolution of shareholders of the Company approved November 4, 2004;

"**Convertible Security**" means a security of the Company (other than the Subscription Receipts and the Warrants) convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

"**counsel**" means a barrister, solicitor or attorney or a firm of barristers and solicitors or attorneys (who may be counsel to the Company), in both cases acceptable to the Subscription Receipt Agent;

"**Current Market Price**" at any date, means the weighted average price per share at which the Common Shares have traded:

(i) on the TSXV;

(ii) if the Common Shares are not listed on the TSXV, on such other stock exchange upon which the Common Shares are listed which forms the primary trading market for the Common Shares; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 20 consecutive trading days ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

"**Debt Closing Notice**" means a notice substantially in the form attached as Schedule "D";

"**Debt Financing**" means the sale of U.S.$175,000,000 aggregate principal amount of senior secured notes of Buyco the proceeds from which will partly fund the purchase price payable by Buyco in respect of the Acquisition;

"**Default**" means the failure of the Company to satisfy the Release Conditions prior to the Termination Time;

"**Default Notice**" means the notice to be provided pursuant to section 7.4 to the Subscription Receipt Agent and each Subscription Receiptholder by the Company forthwith following a Default;

"**director**" means a member of the board of directors of the Company at the relevant time;

"**Dividends**" means dividends (payable in cash or in securities, property or assets of equivalent value) declared and/or payable on the Common Shares;

"**Earnings**" means the interest or other income (including gains) actually earned on the investment of the Initial Escrowed Funds;

"**Escrowed Funds**" at any time means the aggregate of: (i) the Initial Escrowed Funds, and (ii) any Earnings derived directly or indirectly from time to time from the Initial Escrowed Funds; less (iii) any Losses;

"**Exchange Number**" at any time means that number of Common Shares or other securities or property that Subscription Receiptholders are entitled to receive for each Subscription Receipt held upon deemed exchange of the Subscription Receipts in accordance with the terms and conditions of this Agreement as such number may be adjusted pursuant to Article 5 hereof and such number, as at the date hereof, is equal to one Common Share per Subscription Receipt;

"**Exchange Period**" means the period commencing on the date hereof and terminating on the earlier of the Exchange Time and the Termination Time;

"**Exchange Time**" means the time at which the Acquisition closes pursuant to the Acquisition Agreement;

"**extraordinary resolution**" has the meaning ascribed thereto in sections 9.12 and 9.15;

"**GMP**" means GMP Securities Ltd.;

"**Initial Escrowed Funds**" means the aggregate gross proceeds from the sale of Subscription Receipts pursuant to the Agency Agreement;

"**Losses**" means any losses actually suffered from investing the Initial Escrowed Funds;

"**Offered Shares**" has the meaning ascribed thereto in subsection 5.2(2);

"**Option Closing Date**" means any date on which Subscription Receipts are issued and sold by the Company pursuant to any exercise of the over-allotment option in accordance with the Agency Agreement;

"**person**" means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

"**Prospectus**" means the prospectus of the Company dated ●, 2004 filed with the securities regulatory authorities of each province of Canada regarding the offering to the public of the Subscription Receipts;

"**Purchase Price**" means $0.075 per Subscription Receipt;

"**Purchaser**" means a purchaser of Subscription Receipts;

"**Qualified Investments**" means short term interest bearing or discount obligations issued or guaranteed by the government of Canada, a province of Canada, or a Canadian chartered bank provided that each such obligation is rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating by an equivalent rating service;

"**Regulation D**" means Regulation D adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"**Release Certificate**" means the certificate substantially in the form attached as Schedule "C";

"**Release Conditions**" means (i) all conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled or waived to the satisfaction of the Company, provided that any waiver under or amendment to the Acquisition Agreement shall not have caused the Prospectus to contain a misrepresentation (as defined in Securities Laws) or the U.S. Private Placement Memorandum to include any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the information and statements contained therein, in light of the circumstances in which they were made, not misleading and the parties to the Acquisition Agreement are prepared to close on the next business day; (ii) shareholders of the Company have approved the Consolidation to be effected forthwith following completion of

the Acquisition; and (iii) the Company and the lead manager of the Debt Financing have notified the Subscription Receipt Agent that the Debt Financing has closed or is prepared to close on the next business day;

"**Release Deadline**" means, in the absence of an agreement between GMP and the Company establishing otherwise, 5:00 p.m. (Toronto time) on February 28, 2005;

"**Rights Offering**" has the meaning ascribed thereto in subsection 5.2(2);

"**Securities Laws**" means the securities laws, regulations, rules, rulings and orders in each of the provinces of Canada, the applicable policy statements issued by the securities regulators in each of the provinces of Canada, and the rules, by-laws and requirements of the TSXV and the TSX;

"**Share Reorganization**" has the meaning ascribed thereto in subsection 5.2(1);

"**Shareholders' Rights Plan**" means the shareholders rights plan of the Company effective as of November 9, 2004 and subject to shareholder approval;

"**Special Distribution**" has the meaning ascribed thereto in subsection 5.2(3);

"**shareholder**" means an owner of record of one or more Common Shares or shares of any other class or series in the capital of the Company;

"**Subscription Receipt Agent**" means Equity Transfer Services Inc., a company incorporated under the laws of Canada, or any lawful successor thereto including through the operation of section 11.7 in its role as registrar and transfer agent for the Subscription Receipts and in its role as escrow agent to hold and disburse the Escrowed Funds on behalf of the Company and Subscription Receiptholders pursuant to the terms and conditions of this Agreement;

"**Subscription Receipt Certificates**" means the certificates representing the Subscription Receipts substantially in the form attached as Schedule "A" hereto or such other form as may be approved under subsection 2.4(1) evidencing Subscription Receipts with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement and as the Company may deem necessary or desirable;

"**Subscription Receiptholder's Escrowed Funds**" means at any time that portion of the Escrowed Funds equal to the number of Subscription Receipts held by the Subscription Receiptholder at that time divided by the aggregate number of Subscription Receipts outstanding at that time;

"**Subscription Receiptholders' Request**" means an instrument, signed in one or more counterparts by Subscription Receiptholders entitled to purchase, in the aggregate, not less than 25% of the aggregate number of all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

"**Subscription Receiptholders**" or "**holders**" means the holders of Subscription Receipts for the time being entered in the register maintained pursuant to section 3.4;

"**Subscription Receipts**" means the Subscription Receipts authorized to be created by the Company under section 2.1 and issued and certified under this Agreement, entitling the holders thereof to acquire Common Shares and Warrants subject to the terms and conditions of this Agreement and the Subscription Receipt Certificates and evidenced by Subscription Receipt Certificates;

"**subsidiary of the Company**" means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, "voting shares" means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

"**Termination Time**" means the earlier of (i) 5:00 p.m. (Toronto time) on February 28, 2005 and (ii) the date on which the Acquisition Agreement is terminated;

"**this Subscription Receipt Agreement**", "**this Agreement**", "**herein**", "**hereby**" and similar expressions mean or refer to this Subscription Receipt Agreement and any agreement, deed or instrument supplemental or ancillary hereto; and the expressions "**Article**", "**section**" or "**subsection**" followed by a number or letter mean and refer to the specified Article, section or subsection of this Agreement;

"**trading day**" means a day on which the TSXV (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"**Transfer Agent**" means the transfer agent or agents for the Common Shares and the Warrants, at the applicable time;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Private Placement Memorandum**" means the final U.S. private placement memorandum including the Prospectus;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended, of the United States;

"**United States**" means the United States as that term is defined in Regulation S;

"**Warrant Indenture**" means the indenture between the Company and the Subscription Receipt Agent dated the date hereof providing for, among other things, the issuance of the Warrants;

"**Warrants**" means the common share purchase warrants of the Company issuable in accordance with the terms and conditions of the Warrant Indenture upon exchange of the Subscription Receipts in accordance with the terms and conditions of this Agreement;

"**written order of the Company**", "**written request of the Company**", "**written consent of the Company**" and "**certificate of the Company**" and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

1.2 Words Importing the Singular

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3 Interpretation not Affected by Headings

The division of this Agreement into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Day not a Business Day

In the event that any day on which the Exercise Period expires or on or before which any action is required to be taken hereunder is not a Business Day, then the Exercise Period shall expire on or the action shall be required to be taken on or before the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in all respects in this Agreement, the Subscription Receipts and the Subscription Receipt Certificates.

1.6 Governing Law

This Agreement, the Subscription Receipts and the Subscription Receipt Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7 Meaning of "outstanding" for Certain Purposes

Every Subscription Receipt Certificate countersigned and delivered by the Subscription Receipt Agent hereunder shall be deemed to be outstanding until it has been exchanged or cancelled pursuant to this Agreement, provided however that:

(a) where a Subscription Receipt Certificate has been issued in substitution for a Subscription Receipt Certificate that has been lost, stolen or destroyed, only the Subscription Receipt Certificate so issued in substitution shall be counted for the purpose of determining the Subscription Receipts outstanding; and

(b) for the purpose of any provision of this Agreement entitling holders of outstanding Subscription Receipts to vote, sign consents, requests or other instruments or take any other action under this Agreement, Subscription Receipts owned legally or equitably by the Company or any subsidiary of the Company or any partnership to which the Company may be directly or indirectly a party shall be disregarded, except that:

    (i) for the purpose of determining whether the Subscription Receipt Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Subscription Receipts of which the Subscription Receipt Agent has notice that they are so owned shall be disregarded; and

    (ii) Subscription Receipts so owned that have been pledged in good faith other than to the Company or any subsidiary of

the Company or any partnership to which the Company may be directly or indirectly a party shall not be so disregarded if the pledgee establishes to the satisfaction of the Subscription Receipt Agent, by providing the Subscription Receipt Agent with a legal opinion of counsel, the pledgee's right to vote the Subscription Receipts in the pledgee's discretion free from the control of the Company or any subsidiary of the Company or any partnership to which the Company may be directly or indirectly a party to pursuant to the terms of the pledge.

1.8 Currency

Unless otherwise stated, all dollar amounts referred to in this Agreement are in Canadian dollars. United States dollars are referred to as "United States dollars" or "US$".

## ARTICLE 2

## ISSUE OF SUBSCRIPTION RECEIPTS

2.1 Issue of Subscription Receipts

The creation by the Company of a total of up to 1,917,510,000 Subscription Receipts and the issuance of such securities at the Purchase Price is hereby authorized. Subscription Receipt Certificates evidencing Subscription Receipts shall be executed by the Company and, upon the written direction of the Company, shall be certified by or on behalf of the Subscription Receipt Agent and delivered by the Subscription Receipt Agent to the Company in accordance with such written direction of the Company.

2.2 Terms of Subscription Receipts

(1) Subject to the provisions of Articles 4 and 5, each of the Subscription Receipts issued under section 2.1 shall entitle the holder thereof to receive from the Company, without further payment therefor:

(a) the number of Common Shares equal to the Exchange Number in effect at the Exchange Time; and

(b) one-half of one Warrant.

(2) Fractional Subscription Receipts shall not be issued or otherwise provided for.

2.3 Subscription Receipt Certificates

(1) Subscription Receipts shall be issued in registered form only and shall be evidenced only by Subscription Receipt Certificates with appropriate insertions, omissions, substitutions and variations as may be required or permitted by the terms of

this Agreement and certification of the Subscription Receipt Certificates by the Subscription Receipt Agent shall be conclusive evidence of approval by the Company and the Subscription Receipt Agent of any such insertion, omission, substitution and variation. All Subscription Receipt Certificates shall be dated as of the date hereof, shall bear such legends, distinguishing letters and numbers as the Company shall, with the approval of the Subscription Receipt Agent, prescribe.

(2) The Subscription Receipt Agent shall maintain and make available to the Company a register, in accordance with section 3.4, of the names and addresses of all persons to whom Subscription Receipt Certificates have been issued and the Subscription Receipt Agent shall mail or deliver Subscription Receipt Certificates evidencing the Subscription Receipts to those persons or as directed by the Company.

2.4 Issue in Substitution for Lost Subscription Receipts

(1) In case any of the Subscription Receipt Certificates issued and certified in this Agreement shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.4(2), shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like date and tenor and bearing the same legends, if any, as the one mutilated, lost, destroyed or stolen upon surrender of, in place of and upon cancellation of the mutilated Subscription Receipt Certificate or in lieu of and in substitution for the lost, destroyed or stolen Subscription Receipt Certificate and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and the Subscription Receipts evidenced by it will entitle the holder to the benefit hereof and will rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Subscription Receipt Agent in their discretion and the applicant shall also be required to furnish an indemnity in amount and form satisfactory to the Company and the Subscription Receipt Agent in their discretion and shall pay the reasonable charges of the Company and the Subscription Receipt Agent in connection therewith.

2.5 Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise shall be construed as conferring upon a Subscription Receiptholder any right or interest whatsoever as a shareholder or warrantholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or the right to receive any dividends or other distributions or the right to vote at, to receive notice of, or to attend meetings of

warrantholders or any other proceeding of the Company pursuant to the terms and conditions of the Warrant Indenture.

2.6 Subscription Receipts to Rank *Pari Passu*

A Subscription Receipt shall rank *pari passu* with all other Subscription Receipts, whatever may be the actual date of issue of the Subscription Receipt Certificates that evidence them.

2.7 Signing of Subscription Receipts

The Subscription Receipt Certificates shall be signed by any one of the directors or officers of the Company and may, but need not be under a corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile, engraved, printed or lithographed and Subscription Receipt Certificates bearing those facsimile signatures shall be binding upon the Company as if they had been manually signed by the director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as a director or officer may no longer hold office at the date of the Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to section 2.8, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Agreement.

2.8 Certification by the Subscription Receipt Agent

(1) No Subscription Receipt Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent in accordance with a written direction of the Company, substantially in the form approved by the Company and the Subscription Receipt Agent and the certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Company that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(2) The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefor, except as otherwise specified herein.

2.9 Legended Certificates

(1) (a) The Subscription Receipt Agent understands and acknowledges that the Subscription Receipts and the Common Shares and Warrants issuable upon

exchange of the Subscription Receipts have not been, and will not be, registered under the U.S. Securities Act;

(b) Each Subscription Receipt Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of such Subscription Receipt Certificates, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

(c) Each Subscription Receipt Certificate originally issued to a person, other than a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.";

## ARTICLE 3

## EXCHANGE OF CERTIFICATES AND OWNERSHIP OF SUBSCRIPTION RECEIPTS

3.1 Exchange of Subscription Receipt Certificates

(1) One or more Subscription Receipt Certificates may, upon compliance with the requirements of the Subscription Receipt Agent, acting reasonably, be exchanged for one or more Subscription Receipt Certificates of different denomination(s) evidencing in the aggregate an equal number of Subscription Receipts as the number of Subscription Receipts represented by the Subscription Receipt Certificates being exchanged.

(2) Subscription Receipt Certificates may be exchanged only at the principal transfer office of the Subscription Receipt Agent in the City of Toronto, Ontario or at any other place that is designated by the Company in writing with the approval of the Subscription Receipt Agent. Any Subscription Receipt Certificates tendered for exchange shall be surrendered to the Subscription Receipt Agent or to its agent and cancelled. The Company shall sign all Subscription Receipt Certificates necessary to carry out exchanges as aforesaid and those Subscription Receipt Certificates shall be certified by or on behalf of the Subscription Receipt Agent.

(3) Subscription Receipt Certificates issued in exchange for Subscription Receipt Certificates that bear the legend set forth in subsection 2.9(1)(b) or 2.9(1)(c) shall bear the same legend.

3.2 Charges for Exchange

For each Subscription Receipt Certificate exchanged, the Subscription Receipt Agent, except as otherwise herein provided, shall charge, if required by the Company, a reasonable sum for each new Subscription Receipt Certificate issued. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Subscription Receipt Agent or the Company for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.

3.3 Ownership of Subscription Receipts

The Company, the Subscription Receipt Agent and the Agents may deem and treat the holder of any Subscription Receipt Certificate as the absolute owner of the Subscription Receipts represented thereby for all purposes and the Company and the Subscription Receipt Agent shall not be affected by any knowledge to the contrary. The holder of any Subscription Receipt shall be entitled to the rights evidenced by that Subscription Receipt free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Common Shares and Warrants pursuant to Article 4 or the return of the Subscription Receiptholders Escrowed Funds together with Earnings thereon pursuant hereto shall be a good discharge to the

Company and the Subscription Receipt Agent for the same and neither the Company nor the Subscription Receipt Agent shall be bound to inquire into the title of any holder.

3.4 Registration and Transfer of Subscription Receipts

(1) The Company hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts. The Company may hereafter, with the consent of the Subscription Receipt Agent, appoint one or more other additional registrars of the Subscription Receipts.

(2) The Company shall cause a register to be kept by the Subscription Receipt Agent and the Subscription Receipt Agent agrees to maintain such a register at its principal stock transfer office in the City of Toronto, Ontario, in which shall be entered the names and addresses of the holders of Subscription Receipts and other particulars of the Subscription Receipts held by them respectively and of all transfers of Subscription Receipts, and the Subscription Receipt Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Subscription Receipt or Subscription Receipts pursuant to the terms of this Agreement or the terms thereof. The Company shall also cause a transfer agency (a "**Transfer Agency**") to be maintained by the Subscription Receipt Agent and the Subscription Receipt Agent shall maintain such Transfer Agency at its principal stock transfer office in the City of Toronto, Ontario, and in such other place or places and by such other agent as the Company with the approval of the Subscription Receipt Agent may designate. No transfer of Subscription Receipts shall be valid unless: (i) made by the holder or the holder's executors or administrators or other legal representatives or the holder's or their attorney duly appointed by an instrument in writing, in form and executed in a manner satisfactory to the Subscription Receipt Agent; (ii) such transfer complies with all applicable Securities Laws and the U.S. Securities Act and the rules and regulations promulgated thereunder and such reasonable requirements as the Subscription Receipt Agent may prescribe; (iii) the transfer shall have been duly entered on the register by the Subscription Receipt Agent; and (iv) the Subscription Receipt Certificate evidencing the Subscription Receipts to be transferred has been surrendered in accordance with this Article and a duly completed and executed Form of Transfer attached to the Subscription Receipt Certificate and all other declarations required by this Agreement have been submitted to the Subscription Receipt Agent. The Subscription Receipt Agent is entitled to assume compliance with Securities Laws and the U.S. Securities Act and the rules and regulations promulgated thereunder unless otherwise notified in writing by the Company.

(3) The register referred to in this section shall at all reasonable times be open for inspection by the Company, by the Subscription Receipt Agent and by any Subscription Receiptholder upon receipt by the Subscription Receipt Agent of a written request to permit such an inspection during normal business hours.

(4) Subject to subsection 3.4(2) the holder of a Subscription Receipt may at any time and from time to time have the Subscription Receipt transferred at the Transfer Agency

in accordance with such reasonable regulations as the Subscription Receipt Agent and the Company may prescribe.

(5) Except as required by law, neither the Subscription Receipt Agent nor any other registrar nor the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt and may transfer any Subscription Receipt on the written direction of the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(6) The register required to be kept at the City of Toronto, Ontario shall not be closed on any Business Day.

(7) The Subscription Receipt Agent shall, when requested so to do in writing by the Company, furnish the Company with a list of names and addresses of the Subscription Receiptholders showing the number of Subscription Receipts held by each Subscription Receiptholder and the date and particulars of issue and transfer of each Subscription Receipt.

(8) No duty shall rest with the Subscription Receipt Agent to determine compliance of the transferor or transferee of the Subscription Receipts with applicable Securities Laws or the U.S. Securities Act and the rules and regulations promulgated thereunder. The Subscription Receipt Agent shall be entitled to assume that all transfers are legal and proper.

(9) If a Subscription Receipt Certificate tendered for transfer bears the legend set forth in section 2.9(1)(b), the Subscription Receipt Agent shall not register such transfer unless the transferor has provided the Subscription Receipt Agent with the Subscription Receipt Certificate and (A) the transfer is made to the Company or (B) a declaration to the effect set forth in Schedule "B" to this Subscription Receipt Agreement, or in such other form as the Company may from time to time prescribe, is delivered to the Subscription Receipt Agent. Any Subscription Receipt Certificate issued to a transferee in a transfer contemplated by this section 3.4(9) shall bear the legend as set forth in subsection 2.9(1)(c).

(10) If the Subscription Receipt Certificate tendered for transfer does not bear the legend set forth in subsection 2.9(1)(b), the Subscription Receipt Agent shall not register such transfer unless the transferor has provided the Subscription Receipt Agent with the Subscription Receipt Certificate and a certificate stating that the transfer is being made, and the offer of the securities being transferred was made, to a person not in the United States and that is not a U.S. Person or a person acquiring the Subscription Receipts for the account or benefit of a person in the United States or a U.S. Person. Notwithstanding the foregoing, the Subscription Receipt Agent shall not register such transfer if the Subscription Receipt Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Subscription Receipt evidenced thereby for the account or benefit of a person in the United States or a U.S. Person. Any Subscription Receipt Certificate issued to a transferee in a transfer

contemplated by this section 3.4(10) shall bear the legend set forth in subsection 2.9(1)(c)

## ARTICLE 4

## AUTOMATIC EXCHANGE OF SUBSCRIPTION RECEIPTS

4.1 Satisfaction of Release Conditions

(1) If prior to the Termination Time the Company delivers to GMP the Release Certificate executed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company together with an executed copy of the Debt Closing Notice, then GMP shall forthwith acknowledge satisfaction of the Release Conditions by countersigning the Release Certificate, whereupon the Company shall deliver such Release Certificate together with the copy of the executed Debt Closing Notice to the Subscription Receipt Agent.

(2) If the Acquisition closes pursuant to the Acquisition Agreement by 4:00 pm on the Business Day immediately following the day of the delivery of the Release Certificate to the Subscription Receipt Agent, the Company shall (i) immediately upon closing of the Acquisition deliver to the Subscription Receipt Agent and GMP written notice of the Exchange Time and deliver to the Subscription Receipt Agent an executed copy of the Direction substantially in the form attached as Schedule E and (ii) disclose by press release the automatic exchange of the Subscription Receipts at the Exchange Time in accordance with this Agreement.

(3) As at the Exchange Time, all outstanding Subscription Receipts shall be automatically exchanged without any action on the part of the holders (including the surrender of Subscription Receipt Certificates) for Common Shares and Warrants in accordance with section 4.2..

4.2 Effect of Automatic Exchange of Subscription Receipts

(1) Upon the automatic exchange of the Subscription Receipts pursuant to section 4.1, and subject to subsection 4.2(3) and sections 4.4, 4.5 and 5.4, the holder of Subscription Receipts shall be entitled without further payment therefor to receive from the Company for each Subscription Receipt the number of Common Shares and Warrants determined in accordance with section 2.2 and the Company shall cause the holder thereof to be entered forthwith on its register of shareholders as the holder of such Common Shares and on its register of Warrant holders as the holder of such Warrants and the Common Shares and Warrants so acquired shall be deemed to have been issued, and the person or persons to whom those Common Shares and Warrants are to be issued shall be deemed to have become the shareholder or shareholders or Warrant holder or Warrant holders, as the case may be, of record of the Common Shares or Warrants, as applicable as at the Exchange Time.

(2) Upon the automatic exchange of the Subscription Receipts as aforesaid, the Company shall, without charge therefore, within three Business Days cause to be

mailed to the person or persons in whose name or names the Common Shares and Warrants so acquired are to be issued at the respective addresses thereof appearing on the register for the Subscription Receipts, certificates for the appropriate number of Common Shares and Warrants that the Subscription Receiptholder is entitled to.

(3) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or the United States or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Common Shares and Warrants issuable upon exercise of the Subscription Receipts may be issued or delivered to a Subscription Receiptholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(4) The Company or, if required by the Company, the Subscription Receipt Agent will give written notice of the issue of the Common Shares and Warrants issuable upon automatic exchange of the Subscription Receipts in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

(5) Subject to subsection 4.4(6), (i) Subscription Receipts may not be exchanged within the United States or by or on behalf of any U.S. Person or person in the United States; and (ii) no Warrants or Common Shares issued upon exchange of Subscription Receipts may be delivered to any address in the United States.

(6) Notwithstanding subsection 4.4(5), (i) Subscription Receipts which bear the legend set forth in section 2.9(1)(b) may be exchanged in the United States or by or on behalf of a U.S. Person or person in the United States, and (ii) Warrants and Common Shares issued upon exchange of any such Subscription Receipts may be delivered to an address in the United States, provided that the person exchanging the Subscription Receipts signs and delivers a letter substantially in the form attached hereto as Schedule "F".

(7) Certificates representing Common Shares issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(b) and which are issued and delivered pursuant to section 4.4(6) shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN

> THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

(8) Certificates representing Common Shares issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(c) shall not bear any legend for purposes of the U.S. Securities Act.

(9) Certificates representing Warrants issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(b) and which are issued and delivered pursuant to section 4.4(6) shall bear the following legend:

> THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

(10) Certificates representing Warrants issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(c) shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

4.3 No Fractional Common Shares or Warrants

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or Warrants or any cash or other consideration in lieu thereof upon the exchange of Subscription Receipts.

4.4 Expiration of Subscription Receipts

Upon automatic exchange of the Subscription Receipts as at the Exchange Time, all rights under any Subscription Receipt shall wholly cease and terminate upon such exchange.

4.5 Accounting and Recording

The Subscription Receipt Agent shall promptly notify the Company with respect to the automatic exchange of the Subscription Receipts. The Subscription Receipt Agent shall record the particulars of the Subscription Receipts exchanged, including the names and addresses of the persons who become holders of Common Shares and Warrants as at the Exchange Time. Within three Business Days of the day on which the Exchange Time occurs, the Subscription Receipt Agent shall provide those particulars in writing to the Company.

4.6 Cancellation of Surrendered Subscription Receipts

Following the Exchange Time, all Subscription Receipt Certificates shall be cancelled by the Subscription Receipt Agent and, upon written request therefor of the Company, the Subscription Receipt Agent shall furnish the Company with a certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

## ARTICLE 5

## ADJUSTMENT OF EXCHANGE NUMBER

5.1 Definitions

In this Article, the terms "**record date**" and "**effective date**" where used herein shall mean the close of business on the relevant date.

5.2 Adjustment of Exchange Number

The Exchange Number shall be subject to adjustment from time to time in the events and in the manner provided in section 5.3 and as follows:

(1) If during the Exchange Period the Company shall:

(a) issue to all or substantially all the holders of the Common Shares, by way of a stock distribution, stock dividend or otherwise, Common Shares or Convertible Securities; or

(b) subdivide its outstanding Common Shares into a greater number of shares; or

(c) combine or consolidate its outstanding Common Shares into a smaller number of shares,

(any of these events being herein called a "**Share Reorganization**"),

the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization to a number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding after giving effect to the Share Reorganization; and

(ii) the denominator of which shall be the number of Common Shares outstanding on the record date before giving effect to the Share Reorganization.

(2) If during the Exchange Period the Company shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a "**Rights Offering**" and Common Shares that may be acquired in exercise of the Rights Offering

or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the "**Offered Shares**"), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(b) the denominator of which shall be the sum of:

(i) the number of Common Shares outstanding on the record date for the Rights Offering; and

(ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(3) If during the Exchange Period the Company shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution; or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends that Subscription Receiptholders receive under section 6.3) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of these events being herein called a "**Special Distribution**"), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number

that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and

(b) the denominator of which shall be:

(i) the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (B) the Current Market Price thereof on that date;

less,

(ii) the aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(4) If during the Exchange Period there is a reorganization of the Company not otherwise provided for in subsection 5.2(1) or a consolidation or merger or amalgamation of the Company with or into another body corporate including a transaction whereby all or substantially all of the Company's undertaking and assets become the property of any other corporation (any such event being herein called a "**Capital Reorganization**") any holder of a Subscription Receipt at that time shall be entitled to receive and shall accept, upon the exercise of his or her right at any time after the effective date of the Capital Reorganization, in lieu of the number of Common Shares (and any other securities or properties to which holders are entitled upon

exercise of the Subscription Receipts) to which he or she was theretofore entitled upon exercise of the Subscription Receipt, the aggregate number of Common Shares or other securities or property of the Company, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he or she had been the holder of the number of Common Shares (and any other securities to which holders are entitled upon exercise of the Subscription Receipts) to which immediately before the transaction he or she was entitled upon exercise of the Subscription Receipts. No Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Subscription Receipts shall thereafter be entitled to receive the number of Common Shares or other securities or property of the Company or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

(5) If the Company shall reclassify or otherwise change the outstanding Common Shares, the exchange right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Subscription Receipts exchanged thereafter shall be entitled to receive Common Shares as they would have received had the Subscription Receipts been exchanged immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

5.3 Exchange Number Adjustment Rules

The following rules and procedures shall be applicable to adjustments made pursuant to section 5.2:

(1) The adjustments and readjustments provided for in this Article 5 are cumulative and, subject to subsection 5.3(2), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exchange Number or the number or kind of Common Shares or securities purchasable hereunder.

(2) No adjustment in the Exchange Number shall be required unless the adjustment would result in a change of at least 1% in the Exchange Number then in effect, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in the determination of any subsequent adjustment.

(3) No adjustment in the Exchange Number shall be made in respect of any event described in paragraph 5.2(1)(a) or subsections 5.2(2) or (3) if the holders of the Subscription Receipts are entitled to participate in the event on the same terms, *mutatis mutandis*, as if they had exchanged their Subscription Receipts immediately prior to the effective date or record date of the event.

(4) No adjustment in the Exchange Number shall be made pursuant to section 5.2 in respect of the issue of Common Shares pursuant to:

(a) this Agreement; or

(b) the issuance of Common Shares pursuant to the exercise of options granted pursuant to the Company's stock option plans, pursuant to the exercise of rights under currently outstanding warrants to acquire Common Shares, pursuant to the implementation of the Shareholders' Rights Plan, or pursuant to the conversion of any currently outstanding convertible indebtedness of the Company,

and any such issue shall be deemed not to be a Share Reorganization, a Rights Offering or a Special Distribution.

(5) If a dispute shall at any time arise with respect to adjustments of the Exchange Number, the dispute shall be conclusively determined by the Auditors or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors and any such determination shall, absent manifest error, be binding upon the Company, the Subscription Receipt Agent, the Transfer Agent and all Subscription Receiptholders.

(6) If the Company shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter, legally abandon its plans to pay or deliver the dividend or distribution or subscription or purchase rights, then no adjustment in the Exchange Number shall be required by reason of the setting of the record date.

(7) If and whenever at any time during the Exchange Period, the Company shall take any action affecting or relating to the Common Shares, other than any action described in this section, which in the opinion of the directors of the Company would prejudicially affect the rights of any holders of Subscription Receipts, the Exchange Number will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

(8) As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Subscription Receipts, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Common Shares and Warrants which the holders of the Subscription Receipts would be entitled to receive thereafter and to exercise such Subscription Receipts in accordance with the provisions hereof.

5.4 Postponement of Subscription

In any case where the application of section 5.2 results in an increase of the Exchange Number taking effect immediately after the record date for or occurrence of a specific event, if the Subscription Receipts are deemed to be exchanged after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance to the Subscription Receipts holder of the Common Shares to which the holder is entitled by reason of the increase of the Exchange Number but the Common Shares shall be so issued and delivered to that holder upon completion of that event or period, with the number of those Common Shares calculated on the basis of the Exchange Number on the Exercise Date adjusted for completion of that event or period, and the Company shall forthwith after the Exchange Time deliver to the person or persons in whose name or names the Common Shares are to be issued an appropriate instrument evidencing the person's or persons' right to receive the Common Shares.

5.5 Notice of Certain Events

(1) Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in sections 5.2 or 5.3 that requires an adjustment in the Exchange Number, the Company shall:

(a) file with the Subscription Receipt Agent a certificate of the Company specifying the particulars of the event and, if determinable, the adjustment and computation of the adjustment and the Subscription Receipt Agent may act and rely absolutely on the certificate of the Company; and

(b) give notice to the Subscription Receiptholders and to GMP, on behalf of the Agents, of the particulars of the event and, if determinable, the adjustment.

(2) If notice has been given under subsection 5.5(1) and the adjustment is not then determinable, the Company shall promptly, after the adjustment is determinable:

(a) file with the Subscription Receipt Agent a computation of the adjustment; and

(b) give notice to the Subscription Receiptholders and to GMP, on behalf of the Agents, of the computation of the adjustment.

5.6 Protection of Subscription Receipt Agent

Subject to the provisions of sections 11.2 and 11.3, the Subscription Receipt Agent:

(a) shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist that may

require any adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or kind or amount) of any Common Shares or Warrants or of any shares or other securities or property that may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(c) shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or Warrants or certificates for the same upon the surrender of any Subscription Receipts for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 6;

(d) shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the Agents or servants of the Company; and

(e) shall be entitled to act and rely on any adjustment calculation of the directors or the Auditors.

## ARTICLE 6

## RIGHTS AND COVENANTS

6.1 General Covenants of the Company

The Company covenants with the Subscription Receipt Agent for the benefit of the Subscription Receipt Agent and the Subscription Receiptholders that during the Exchange Period:

(1) The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with applicable law and will, if and whenever required in writing by the Subscription Receipt Agent, file with the Subscription Receipt Agent copies of all annual statements of the Company furnished to its shareholders during the term of this Agreement.

(2) The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the TSXV and to have the Common Shares issued pursuant to the exchange of the Subscription Receipts and upon exercise of the Warrants listed and posted for trading on the TSX as expeditiously as possible.

(3) The Company will reserve and keep available a sufficient number of Common Shares and Warrants for issuance upon the exercise of Subscription Receipts issued by the Company.

(4) The Company will cause the Common Shares and Warrants issuable upon the exchange of the Subscription Receipts, in the manner herein provided, to be duly issued in accordance with the Subscription Receipts and the terms hereof.

(5) The Company will cause the certificates representing the Common Shares and Warrants to be issued upon exchange of the Subscription Receipts in the manner herein provided, to be duly issued and delivered in accordance with the Subscription Receipts and the terms hereof and in respect of the certificates evidencing Warrants, in accordance with the Warrant Indenture, as applicable.

(6) All Common Shares that shall be issued by the Company upon exchange of the Subscription Receipts provided for herein shall be issued as fully paid and non-assessable Common Shares.

(7) The Company will use its best efforts to maintain its status as a "reporting issuer" not in default of the requirements of the applicable Securities Laws until the time of expiry of the Warrants.

(8) Generally, the Company will well and truly perform and carry out all the acts and things to be done by it as provided in this Agreement.

(9) The Company will provide to each Subscription Receiptholder copies of all financial statements sent to registered shareholders from the date hereof while the Subscription Receipts remain outstanding.

(10) The Company will promptly advise the Subscription Receipt Agent and the Subscription Receiptholders in writing of any default under the terms of this Agreement.

6.2 Subscription Receipt Agent's Remuneration and Expenses

The Company covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses and disbursements of the Subscription Receipt Agent incurred in connection with the performance of its duties as the Escrow Agent and the Subscription Receipt Agent (including the reasonable compensation and the disbursements of counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the negligence, wilful misconduct or bad faith of the Subscription Receipt Agent.

6.3 Rights to Dividends and Distributions

If during the Exchange Period the Company shall pay any dividend or make any distribution to all or substantially all of the holders of Common Shares or if the Company declares any dividend or provides for any distribution, payable to all or substantially all the holders of Common Shares of record during that period,

Subscription Receiptholders who are deemed to have exercised their Subscription Receipts shall be entitled to participate in the dividend or distribution on the same terms, *mutatis mutandis*, as if they exercised their Subscription Receipts immediately prior to the effective date or record date of the dividend or distribution. For cash dividends or distributions, this entitlement shall be satisfied by the payment of such amounts by the Company to the holders of the Subscription Receipts forthwith upon deemed exercise of the Subscription Receipts. For stock dividends or distributions or distributions in specie of which an adjustment can be made in the Exchange Number pursuant to paragraph 5.2(1)(a) or subsections 5.2(2) or (3), this entitlement shall be satisfied by such an adjustment. The Subscription Receipt Agent shall not be responsible for determining if any such payment should be made or to determine the sufficiency of such payment.

6.4 Performance of Covenants by the Subscription Receipt Agent

Subject to section 11.7, if the Company shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Subscription Receiptholders. All reasonable sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in section 6.2. No such performance, expenditure or advance by the Subscription Receipt Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

6.5 Certificate of the Company

The Company shall deliver to the Subscription Receipt Agent, on the same date that it delivers the Release Certificate to the Subscription Receipt Agent a certificate indicating the Exchange Number as at that date and whether or not any distributions referred to in section 6.3 have been made.

## ARTICLE 7

## ESCROWED FUNDS

7.1 Initial Escrowed Funds and Distribution Amounts

Immediately following receipt by the Company on the Closing Date and any Option Closing Date of the Initial Escrowed Funds, the Company shall deposit the Initial Escrowed Funds with the Subscription Receipt Agent on behalf of the Subscription Receiptholders, the Company and the Agents. The Subscription Receipt Agent shall accept and hold the Escrowed Funds in escrow for and on behalf of the persons who have an interest therein pursuant hereto, shall disburse and deal with the Escrowed Funds in the manner contemplated by this Article 7 and at all times shall keep the Escrowed Funds in a segregated account, all on the terms and subject to the conditions hereof.

7.2 Qualified Investments

(1) Upon receipt of a direction from the Company and GMP, the Subscription Receipt Agent shall invest the Escrowed Funds in Qualified Investments in its name in accordance with such direction. Any direction from the Company and GMP to the Subscription Receipt Agent shall be in writing and shall be provided to the Subscription Receipt Agent no later than 9:00 a.m. (Toronto time) on the day on which the Qualified Investment is to be made. Any such direction received by the Subscription Receipt Agent after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day.

(2) In the event that the Subscription Receipt Agent does not receive a direction or only a partial direction, the Subscription Receipt Agent may hold cash balances constituting part or all of the Escrowed Funds and may, but need not, invest same in its deposit department; but in such circumstances the Subscription Receipt Agent shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at the rate established from time to time by the Subscription Receipt Agent.

7.3 Release of Escrowed Funds Upon Receipt of Release Certificate

Upon receipt of a fully executed Release Certificate in accordance with section 4.1 before the Termination Time, the Subscription Receipt Agent shall release the Escrowed Funds in the manner and to the persons as directed in the Release Certificate.

7.4 Release of Escrowed Funds on Default

Upon the occurrence of a Default the Company shall forthwith deliver a Default Notice to each of the Subscription Receiptholders and the Subscription Receipt Agent. Upon the earlier to occur of (a) receipt of a Default Notice or (b) the Release Deadline, the Subscription Receipt Agent shall return to each holder the Subscription Receiptholder's Escrowed Funds within three Business Days thereof. In the event that the Escrowed Funds are not sufficient to fund the Subscription Receiptholder's Escrowed Funds payable to all Subscription Receiptholders, the Company shall forthwith pay the Escrow Agent for any such shortfall and the Escrow Agent shall mail cheques (or, if required by applicable law, cause funds to be sent by wire transfer upon being provided with account identification) to Subscription Receiptholders for the full amount of the Subscription Receiptholder's Escrowed Funds. Payment made in accordance with this Article 7 shall be made in accordance with section 7.7 hereof and the Subscription Receipt Agent shall mail such payment to such Subscription Receiptholders at their address last appearing on the register of the Subscription Receipts maintained by the Subscription Receipt Agent. Each Subscription Receipt shall be cancelled upon payment in full as provided under this section 7.4 and the Subscription Receipt Agent shall record the cancellation of such Subscription Receipt Certificates on the register of the Subscription Receipts and such Subscription Receipts shall be without further force and effect whatsoever.

7.5 Direction

In order to permit the Subscription Receipt Agent to carry out its obligations under this Article 7, the Company hereby specifically authorizes and directs the Subscription Receipt Agent to make any stipulated payment or to take any stipulated action in accordance with the provisions of this Agreement.

7.6 Early Termination of any Investment of the Escrowed Funds

In making any payment pursuant to this Agreement, the Subscription Receipt Agent has the authority to liquidate any investments in order to make payments contemplated under this Article 7 and shall not be liable for any loss sustained in the escrow account for early termination of any investment of the Escrowed Funds necessary to enable the Subscription Receipt Agent to make such payment.

7.7 Method of Disbursement and Delivery

(1) All disbursements of money made in accordance with the provisions of this Article 7 shall be made by cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Subscription Receipt Agent made payable to or to the order of the persons entitled to disbursement and in the correct amount (less all amounts required to be withheld by the Company by law, including without limitation, under the *Income Tax Act* (Canada)).

(2) If the Subscription Receipt Agent delivers any such cheque as required under subsection 7.7(1), the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not paid on due presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque.

(3) Where payment by cheque is not permitted by applicable law the Subscription Receipt Agent will make payment of amounts due and payable by wire transfer, or other lawful means.

7.8 Acknowledgements

(1) The Subscription Receipt Agent hereby acknowledges receipt from the Agents, on the direction of the Company, of a wire transfer in the aggregate amount of $● and confirms that such funds will be deposited in a segregated account in the name of the Company designated as "ONTZINC Corporation – Sub. Receipts" or as otherwise directed by the Company and the Agents and, pending the satisfaction of the Release Conditions, will be used in accordance with section 7.2 hereof.

(2) The Company hereby:

(a) acknowledges that the amount received by the Subscription Receipt Agent pursuant to paragraph 7.8(1) in accordance with the Company's direction to the Agents, represents payment in full by the Agents on behalf of the Purchasers of the Purchase Price for ● Subscription Receipts; and

(b) irrevocably directs the Subscription Receipt Agent to retain such amount together with any other amounts received as Initial Escrowed Funds upon the occurrence of any Option Closing Date in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

7.9 Miscellaneous

(1) The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it. The Subscription Receipt Agent shall be protected in acting and relying upon any written notice, request, waiver, consent, certificates, receipts, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained that it in good faith believes to be genuine and what it purports to be.

(2) In the event that the Subscription Receipt Agent shall hold any amount of interest or other distributable amount that is unclaimed or that cannot be paid for any reason other than the negligence or wilful misconduct of the Subscription Receipt Agent, the Subscription Receipt Agent shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the person or persons entitled thereto in a current or other non-interest bearing account pending payment to the person or persons entitled thereto. The Company shall be entitled to any benefit earned by the holding of such amount unclaimed or unpaid interest or such other unclaimed or unpaid distributable amount prior to its disposition in accordance with this section.

(3) The Subscription Receipt Agent shall be entitled to act and rely absolutely on the Release Certificate and shall be entitled to release the Escrowed Funds upon the receipt of the Release Certificate as provided for in this Agreement.

(4) If the Release Certificate is delivered to the Subscription Receipt Agent and the Escrowed Funds are released pursuant to Article 7 but the Exchange Time does not occur for any reason by 4:00 pm on the Business Day immediately following the day on which the Escrowed Proceeds are released, the Company shall ensure that the entire amount of the Escrowed Funds are returned to the Subscription Receipt Agent by not later than 5:00 pm on such Business Day to again be held pursuant to this Agreement.

## ARTICLE 8

## ENFORCEMENT

8.1 Suits by Subscription Receiptholders

Subject to section 9.11, all or any of the rights conferred upon a Subscription Receiptholder by the terms of the Subscription Receipts held by such Subscription Receiptholder and/or this Agreement may be enforced by such Subscription Receiptholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Subscription Receipts from time to time outstanding. The Subscription Receipt Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of Subscription Receiptholders.

8.2 Limitation of Liability

The obligations hereunder (including without limitation under subsection 11.6(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or Agents of the Company but only the property of the Company (or any successor person) shall be bound in respect hereof.

## ARTICLE 9

## MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

9.1 Right to Convene Meetings

The Subscription Receipt Agent shall on receipt of a written request of the Company or of a Subscription Receiptholders' Request and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Subscription Receiptholders signing the Subscription Receiptholders' Request, as the case may be, against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Subscription Receiptholders. In the event of the Subscription Receipt Agent failing within 15 days after receipt of the written request of the Company or Subscription Receiptholders' Request and funding and indemnity given as aforesaid to give notice convening a meeting, the Company or the Subscription Receiptholders, as the case may be, may call and convene the meeting. Every meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the directors.

9.2 Notice

At least 14 days' notice of any meeting shall be given to the Subscription Receiptholders in the manner provided by section 12.2 and a copy of the notice shall be sent by mail to the Subscription Receipt Agent unless the meeting has been called by it and to the Company unless the meeting has been called by it. Each notice shall state the time and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The notice convening any such meeting shall be signed by an appropriate officer of the Subscription Receipt Agent or the Company or by a representative of the Subscription Receiptholders, as the case may be.

9.3 Chairman

A person (who need not be a Subscription Receiptholder) nominated in writing by the directors shall be chairman of the meeting and if no person is so nominated or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy shall choose a person present to be chairman.

9.4 Quorum

Subject to the provisions of section 9.12, at any meeting of the Subscription Receiptholders a quorum shall consist of Subscription Receiptholders present in person or by proxy and entitled to acquire at least 25% of the aggregate number of Common Shares and Warrants that could be acquired pursuant to all the then outstanding Subscription Receipts. If a quorum of the Subscription Receiptholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Subscription Receiptholders or on a Subscription Receiptholders' Request, shall be dissolved; but, subject to section 9.12, in any other case the meeting shall stand adjourned to such day being not less than ten days later and to such place and time as may be designated by the chairman of the meeting and at least five days' notice shall be given of such adjourned meeting. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 25% of the aggregate number of Common Shares and Warrants that could be acquired pursuant to all the then outstanding Subscription Receipts.

9.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7 Poll

On every extraordinary resolution and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Subscription Receiptholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of all the Subscription Receipts then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

9.8 Voting

On a show of hands, every person who is present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders or both, shall have one vote. On a poll, each Subscription Receiptholder present in person or represented by proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Subscription Receipt then held by him. A proxy need not be a Subscription Receiptholder.

9.9 Regulations

The Subscription Receipt Agent, or the Company with the approval of the Subscription Receipt Agent, from time to time, may make or vary such regulations as they shall think fit:

(a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Subscription Receipts specified therein;

(b) for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Company

or the Subscription Receiptholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail or telecopier or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e) generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereat including setting a record date for Subscription Receiptholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to section 9.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Subscription Receipts or their duly appointed proxies.

9.10 Company and Subscription Receipt Agent may be Represented

The Company and the Subscription Receipt Agent by their respective officers, employees, or directors, as applicable, and the counsel to the Company and the Subscription Receipt Agent may attend any meeting of the Subscription Receiptholders, but shall have no votes as such.

9.11 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting shall have the following powers exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Subscription Receiptholders and/or the Subscription Receipt Agent in its capacity as Subscription Receipt Agent hereunder (subject to the Subscription Receipt Agent's approval) or on behalf of the Subscription Receiptholders against the Company, whether those rights arise under this Agreement or the Subscription Receipts or otherwise except that in respect of a change in the Exchange Period or

the Purchase Price the amendment shall not be binding upon a Subscription Receiptholder who does not consent thereto;

(b) to amend, alter or repeal any extraordinary resolution previously passed;

(c) to direct or authorize the Subscription Receipt Agent (subject to the Subscription Receipt Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(d) to waive, authorize and direct the Subscription Receipt Agent to waive any default on the part of the Company in complying with any provisions of this Agreement or the Subscription Receipts, either unconditionally or upon any conditions specified in the extraordinary resolution;

(e) to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders;

(f) to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Subscription Receiptholder in connection therewith;

(g) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with the holders of any shares or securities of the Company, wherever such assent may be required; and

(h) from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

9.12 Meaning of "Extraordinary Resolution"

(1) The expression "**extraordinary resolution**" when used in this Agreement means, subject as hereinafter in this section and in sections 9.15 and 9.16 provided, a resolution proposed at a meeting of the Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Subscription Receiptholders entitled to acquire at least 25% of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts and passed by the affirmative votes of Subscription Receiptholders entitled to acquire not less than two-

thirds of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the Subscription Receipts represented at the meeting and voted on the poll upon the resolution.

(2) If, at any meeting called for the purpose of passing an extraordinary resolution, Subscription Receiptholders entitled to acquire 25% of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being no less than 15 or more than 50 days later and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of the adjourned meeting in the manner provided in section 12.2. The notice shall state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened or any other particulars and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 9.12(1) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders entitled to acquire 25% of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts are not present in person or by proxy at the adjourned meeting.

(3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

9.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Subscription Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Subscription Receiptholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

9.14 Minutes

Minutes of all resolutions and proceedings at every meeting of Subscription Receiptholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Subscription Receipt Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings held, or by the chairman of the next

succeeding meeting of the Subscription Receiptholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

9.15 Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Subscription Receiptholders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by Subscription Receiptholders entitled to acquire two-thirds of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts by an instrument in writing signed in one or more counterparts by Subscription Receiptholders in person or by attorney duly appointed in writing and the expression "extraordinary resolution" when used in this Agreement shall include an instrument so signed.

9.16 Binding Effect of Resolutions

Subject to subsection 9.11(a), every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders shall be binding upon all the Subscription Receiptholders, whether present at or absent from the meeting, and every instrument in writing signed by Subscription Receiptholders in accordance with section 9.15 shall be binding upon all the Subscription Receiptholders, whether signatories thereto or not, and each and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

9.17 Holdings by Company Disregarded

In determining whether the requisite number of Subscription Receiptholders are present at a meeting of Subscription Receiptholders for the purpose of obtaining a quorum or have voted or consented to any resolution, extraordinary resolution, consent, waiver, Subscription Receiptholders' Request or other action under this Agreement, Subscription Receipts owned by the Company, its subsidiaries and any partnership of which the Company is directly or indirectly a party to shall be deemed to be not outstanding. The Company shall provide, upon the written request of the Subscription Receipt Agent, a certificate as to the registration particulars of any Subscription Receipts held by the Company.

## ARTICLE 10

## SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

10.1 Provision for Supplemental Agreements for Certain Purposes

(1) From time to time the Company (if properly authorized by its directors) and the Subscription Receipt Agent may, subject to the provisions of this Agreement, and they shall, when so directed hereby, execute and deliver by their proper officers, agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent, relying on the advice of counsel;

(b) setting forth adjustments in the application of Article 2;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(d) giving effect to any extraordinary resolution passed as provided in Article 9;

(e) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(f) adding to or amending the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(g) amending any of the provisions of this Agreement or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Subscription Receiptholders, as a group or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any supplemental agreement which in its opinion may not afford adequate

protection to the Subscription Receipt Agent when the same shall become operative; and

(2) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are in no way prejudiced thereby.

For greater certainty, approval of the holders of Subscription Receipts is not required for the purpose of entering into a supplemental indenture pursuant to subsection (1).

10.2 Successor Companies

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a "**successor company**"), the successor company resulting from the amalgamation, consolidation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Company and the successor company shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

## ARTICLE 11

## CONCERNING THE SUBSCRIPTION RECEIPT AGENT

11.1 Rights and Duties of Subscription Receipt Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall act honestly and in good faith with a view to the best interests of the Subscription Receiptholders and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in performing the duties of an escrow agent or subscription receipt agent in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from, or require any other person to indemnify the Subscription Receipt Agent against liability for its own negligence, wilful misconduct or bad faith.

(2) The Subscription Receipt Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Agreement unless and until it shall have received a Subscription Receiptholder's Request specifying the act, action or proceeding that the Subscription Receipt Agent is requested to take. The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Subscription Receiptholders hereunder shall be

conditional upon the Subscription Receiptholders furnishing, when required by notice in writing by the Subscription Receipt Agent, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent and its counsel to protect and hold harmless the Subscription Receipt Agent, its directors, officers, employees and Agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Subscription Receipt Agent may, before commencing any act, action or proceeding or at any time during the continuance thereof, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which Subscription Receipt Certificates the Subscription Receipt Agent shall issue receipts.

(4) Every provision of this Agreement that, by its terms, relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted by it, is subject to the provisions of this Article 11.

(5) The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(6) In this Agreement, whenever confirmations or instructions are required to be given to the Subscription Receipt Agent, in order to be valid, such confirmations and instructions shall be in writing.

(7) The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the holders hereunder shall be conditional upon the holders furnishing, when required by notice in writing by the Subscription Receipt Agent, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to

risk or expend its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

11.2 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Company shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof and in such form as the Subscription Receipt Agent may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent. The Subscription Receipt Agent shall be under no responsibility in respect of the validity of this Agreement or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Subscription Receipt Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any such Subscription Receipt Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Agreement and/or in any Subscription Receipt Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3) Proof of the execution of an instrument in writing, including a Subscription Receiptholders' Request, by any Subscription Receiptholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner that the Subscription Receipt Agent may consider adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(4) The Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(5) The Subscription Receipt Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may

pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Subscription Receipt Agent. Any reasonable remuneration paid by the Subscription Receipt Agent shall be paid by the Company in accordance with section 6.2.

(6) The Subscription Receipt Agent may, as a condition precedent to any action to be taken by it under this Agreement, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

11.3 Securities, Documents and Monies Held by Subscription Receipt Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Subscription Receipt Agent on behalf of the Company and the Subscription Receiptholders may be placed in the deposit vaults of the Subscription Receipt Agent or of any Schedule 1 Canadian chartered bank or deposited for safekeeping with any such bank or the Subscription Receipt Agent. All interest or other income received by the Subscription Receipt Agent in respect of such deposits and investments shall be paid as determined in accordance with this Agreement.

11.4 Action by Subscription Receipt Agent to Protect Interests

Subject to the provisions of this Agreement, the Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Subscription Receiptholders.

11.5 Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the performance of its duties as Escrow Agent pursuant to this Agreement or otherwise.

11.6 Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to the performance of the duties of the Subscription Receipt Agent pursuant to this Agreement, it is expressly declared and agreed as follows:

(1) The Subscription Receipt Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Agreement or in the Subscription Receipts (except the representation contained in section 11.11 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in section 11.11 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts).

(2) Nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto.

(3) The Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4) The Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5) Without limiting any protection or indemnity of the Subscription Receipt Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Subscription Receipt Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Subscription Receipt Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Subscription Receipt Agent. This provision shall survive the resignation or removal of the Subscription Receipt Agent, or the termination of this Agreement. The Subscription Receipt Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Agreement which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability.

11.7 Replacement of Subscription Receipt Agent

(1) The Subscription Receipt Agent may resign as the Escrow Agent and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Subscription Receiptholders by extraordinary resolution shall have the power at any time to remove the Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Subscription Receiptholders; failing that appointment by the Company, the retiring Subscription Receipt Agent (at the Company's expense) or any Subscription Receiptholder may apply to a justice of the Ontario Supreme Court, on such notice as the justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by

the Subscription Receiptholders. Any new Subscription Receipt Agent appointed under any provision of this section shall be a corporation authorized to carry on the business of a transfer agent or trust company in the Province of Ontario. On any such appointment the new Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Subscription Receipt Agent, provided that any resignation or removal of the Subscription Receipt Agent and appointment of a successor Subscription Receipt Agent shall not become effective until the successor Subscription Receipt Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Subscription Receipt Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Subscription Receipt Agent an appropriate instrument transferring to such successor Subscription Receipt Agent all rights and powers of the Subscription Receipt Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Subscription Receipt Agent hereunder.

(2) Upon the appointment of a successor Subscription Receipt Agent, the Company shall promptly notify the Subscription Receiptholders thereof in the manner provided for in section 12.1.

(3) Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Subscription Receipt Agent, shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Subscription Receipt Agent under subsection 11.8(1).

(4) Any Subscription Receipts certified but not delivered by a predecessor Subscription Receipt Agent may be certified by the new or successor Subscription Receipt Agent in the name of the predecessor or the new or successor Subscription Receipt Agent.

11.8 Conflict of Interest

(1) The Subscription Receipt Agent represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists that it is aware of in the Subscription Receipt Agent's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising that it becomes aware of hereafter it will, within 30 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign as the Subscription Receipt Agent hereunder.

(2) Subject to subsection 11.8(1), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company, may act

as registrar and transfer agent for the Common Shares and Warrants and generally may contract and enter into financial transactions with the Company, all without being liable to account for any profit made thereby.

11.9 Appointment of Escrow Agent

The Subscription Receipt Agent hereby agrees to act as the Escrow Agent and to perform the duties of an escrow agent pursuant to the terms and conditions set forth herein and agrees to hold the Escrowed Funds for and on behalf of the Company and those persons who become holders of Subscription Receipts from time to time issued pursuant to this Agreement.

11.10 Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any subsidiary of the Company or any partnership of which the Company is directly or indirectly involved.

11.11 Authorization to Carry on Business

The Subscription Receipt Agent represents to the Company that it is registered to carry on the business of a transfer agent in the Province of Ontario.

## ARTICLE 12

## GENERAL

12.1 Notice to the Company and the Subscription Receipt Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Subscription Receipt Agent shall be deemed to be validly given if delivered or if sent by registered mail, postage prepaid or if transmitted by telecopier:

(a) If to the Company, to:

ONTZINC Corporation
6 Adelaide Street East
Toronto, Ontario M5H 1H6

Attention:
Fax No.:



with a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza, 40 King Street West
Suite 2100
Toronto, Ontario M5H 3C2

Attention:
Fax No.:



(b) If to the Subscription Receipt Agent, to:

Equity Transfer Services Inc.
120 Adelaide Street West,
Suite 420
Toronto, Ontario M5H 4C3

Attention:
Fax No.:





and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that day is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day of the transmission.

(2) The Company or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 12.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement. A copy of any notice of change of address given pursuant to this subsection 12.1(2) shall be available for inspection at the principal stock transfer office of the Subscription Receipt Agent in the City of Toronto, Ontario by Subscription Receiptholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receipt Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 12.1(1) by cable, telegram, telex, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

12.2 Notice to the Subscription Receiptholders

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Subscription Receiptholders shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Subscription Receipt Agent and if in the case of joint holders of any Subscription Receipts more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address, as the case may be, so appearing. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the next Business Day if delivered by mail.

(2) If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receiptholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in the cities of Toronto, Ontario, Vancouver, British Columbia and New York, New York, U.S.A.; provided that in the case of a notice convening a meeting of the holders of Subscription Receipts, the Subscription Receipt Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Subscription Receipts or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

12.3 Discretion of Directors

Any matter provided herein to be determined by the directors of the Company in their sole discretion and determination so made will be conclusive.

12.4 Satisfaction and Discharge of Agreement

On the date on which Common Shares and Warrants shall have been delivered to Subscription Receiptholders to the full extent of the rights attached to all Subscription Receipts theretofore certified hereunder and the monies to be paid hereunder, if any, have been paid, this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Company and upon delivery to the Subscription Receipt Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and upon payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent,

the parties hereto shall execute proper instruments acknowledging satisfaction of and discharging this Agreement.

12.5 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or in the Subscription Receipts, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

12.6 Counterparts and Formal Date

This Agreement may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Agreement.

**IN WITNESS WHEREOF** the parties hereto have executed this Agreement under the hands of their proper officers in that behalf.

**ONTZINC CORPORATION**

By:______________________________
Authorized Signing Officer

**GMP SECURITIES LTD.**

By:______________________________
Authorized Signing Officer

**EQUITY TRANSFER SERVICES INC.**

By:______________________________ c/s
Authorized Signing Officer

By:______________________________ c/s
Authorized Signing Officer

## SCHEDULE "A"

## FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

[For Subscription Receipts issued to U.S. Persons, persons in the United States or persons acquiring Subscription Receipts for the account or benefit of a U.S. Person or a person in the United States, the following legend is applied:

"THE SECURITIES REPRESENTED HEREBY AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA".

SUBSCRIPTION RECEIPTS
TO ACQUIRE COMMON SHARES
AND WARRANTS OF

**ONTZINC CORPORATION**

(A corporation existing under the laws of the Province of Ontario)

Subscription Receipt Certificate No. <>

Certificate for <> Subscription Receipts, each entitling the holder to acquire one common share and one-half of one common share purchase warrant of ONTZINC Corporation (subject to adjustment as set out below)

THIS IS TO CERTIFY THAT, for value received, <> (herein called the "**holder**") is entitled to receive in the manner herein provided and without further payment therefor, subject as hereinafter provided and as more specifically set forth in the Subscription Receipt Agreement (defined below) one fully paid and non-assessable common share (a "**Common Share**") in the capital of ONTZINC Corporation (the "**Company**") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "**Warrant**"), for each of the Subscription Receipts evidenced by this certificate, subject to adjustment in certain events. Capitalized terms used in this Subscription Receipt Certificate and not otherwise defined shall have the meanings ascribed to them in the Subscription Receipt Agreement (defined below).

The Subscription Receipts represented by this Subscription Receipt Certificate are issued under and pursuant to a Subscription Receipt agreement (the "**Subscription Receipt Agreement**") made as of ● among the Company, GMP Securities Ltd. and the Subscription Receipt Agent, to which Subscription Receipt Agreement and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which Subscription Receipts are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Subscription Receipt Agreement and all instruments supplemental thereto were herein set forth, and to all of which provisions the holder of this Subscription Receipt Certificate by acceptance hereof assents. The Company will furnish to the holder of this Certificate upon request, and without charge, a copy of the Subscription Receipt Agreement.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as herein and in the Subscription Receipt Agreement expressly provided.

This Subscription Receipt Certificate shall not be valid for any purpose whatever unless and until it has been manually countersigned by or on behalf of the Subscription Receipt Agent. The certification of the Subscription Receipt Agent on the Subscription Receipt Certificate issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Subscription Receipt Certificate (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefor, except as otherwise specified herein.

After the completion of the agreements constituted by the Subscription Receipts, this Certificate and all rights thereunder and hereunder shall be void and of no further effect or value.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Subscription Receipt Certificate to be signed by its duly authorized officer as of •.

**ONTZINC CORPORATION**

By:______________________________
Authorized Signing Officer

Certification:

**EQUITY TRANSFER SERVICES INC.**

By: _________________________
Authorized Signing Officer

Date: _______________________

## TRANSFER OF SUBSCRIPTION RECEIPTS

THE SUBSCRIPTION RECEIPTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.

TO: ONTZINC CORPORATION
c/o Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 4C3

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

______________________________
(name)

______________________________
(address)

of the Subscription Receipts registered in the name of the undersigned represented by the within certificate.

DATED this _____ day of _______________, _______________.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not a, person in the United States or a U.S. person or a person for the account or benefit of a person in the United States or a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of 1933).

| | |
|---|---|
| ______________________ Signature Guaranteed | ______________________ Name of Subscription Receiptholder |
| ______________________ Name of Authorized Representative | ______________________ Signature of Subscription Receiptholder or Authorized Representative |
| ______________________ Title or Capacity or Authorized Representative | ______________________ Daytime Phone Number of Subscription Receiptholder or Authorized Representative |

Note: The signature to this transfer must correspond with the name as recorded on the Subscription Receipts in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be *guaranteed by an authorized officer of a Schedule I Canadian chartered bank or of a* major Canadian trust company or by a medallion signature guarantee from a member recognized under the Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States. or in accordance with industry standards.

## SCHEDULE "B"

### FORM OF DECLARATION FOR REMOVAL OF LEGEND

**TO:** Equity Transfer Services Inc.
as registrar and transfer agent
for Subscription Receipts of ONTZINC Corporation.

---

The undersigned (a) acknowledges that the sale of securities of ONTZINC Corporation (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Company (as that term is defined in Rule 405 of the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person, acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purposes of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ______________

______________________________
Name of Subscription Receiptholder

______________________________
Signature of Subscription Receiptholder
or Authorized Representative

## SCHEDULE "C"

## RELEASE CERTIFICATE

To: Equity Transfer Services Inc.

Re: Subscription Receipt Agreement (the "**Agreement**") dated ●, 2004 between ONTZINC Corporation (the "Company"), GMP Securities Ltd. and Equity Transfer Services Inc. (the "**Subscription Receipt Agent**").

The Company, by its Chief Executive Officer and Chief Financial Officer on behalf of the Company, hereby certifies that prior to the Termination Time:

(a) all conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled;

**or**

(a) all conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled except for [insert description of conditions not fulfilled], which conditions have been waived by the Company and the Company hereby certifies that such waiver does not cause the Prospectus to contain a misrepresentation (as defined in Securities Laws, or the U.S. Private Placement Memorandum) to include any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the information and statements contained therein, in light of the circumstances in which they were made, not misleading;

(b) the parties to the Acquisition Agreement are prepared, ready and willing to close the Acquisition on the Business Day immediately following the date hereof;

(c) attached hereto is a certified copy of the special resolution duly approved by the shareholders of the Company approving the Consolidation and a certified copy of a directors' resolution authorizing the Consolidation to be effected forthwith after the closing of the Acquisition on the basis of 30 old Common Shares for one new Common Share; and

(d) attached hereto is a copy of the Debt Closing Notice executed by the Company and acknowledged by Credit Suisse First Boston LLC;

The Company instructs the Subscription Receipt Agent to deliver the Escrowed Funds in the following amounts at the time indicated to the following wire transfer accounts:

as to $●, to: **[insert Anglo American details for amount to be used to pay part of the Acquisition price by not later than ● a.m.]**

| | |
|---|---|
| as to $●, to: | GMP Securities Ltd. **[Insert amount of Agents' fee plus expenses of Agents, less legal counsel fees by not later than ● a.m.]**<br>**[Account Information]** |
| as to $●, to: | Ogilvy Renault **[Insert amount of Agents' Canadian counsel fees]** |
| as to $●, to: | Skadden Arps **[Insert amount of Agents' U.S. counsel fees]** |

**[Others as directed by the Company and GMP]**

| | |
|---|---|
| as to the remainder, to: | ONTZINC Corporation by not later than ● a.m.<br>**[Account Information]** |

All capitalized terms undefined herein have the meanings given to them in the Agreement.

Dated ____________________, 2004.

**ONTZINC CORPORATION**

By: ______________________________
Chief Executive Officer

By: ______________________________
Chief Financial Officer

Acknowledged:
GMP SECURITIES LTD.

By: ______________________________
Authorized Signatory

Date: ______________________________

## SCHEDULE "D"

## DEBT CLOSING NOTICE

To: Equity Transfer Services Inc.

Re: Subscription Receipt Agreement (the "**Agreement**") dated ●, 2004 between ONTZINC Corporation (the "Company"), GMP Securities Ltd. and Equity Transfer Services Inc.

The Company, by its Chief Executive Officer and Chief Financial Officer on behalf of the Company, hereby certifies that the Purchase Agreement dated ●, 2004 among Credit Suisse First Boston LLC and HudBay Mining and Smelting Inc. has been executed and is in full force and effect and the parties thereto are prepared, ready and willing to close the issue and sale of the Offered Securities (as defined is such Purchase Agreement) on the Business Day as (defined in the Agreement) immediately following the date hereof.

Dated ____________________, 2004.

**ONTZINC CORPORATION**

By: ______________________________
Chief Executive Officer

By: ______________________________
Chief Financial Officer

Acknowledged:

CREDIT SUISSE FIRST BOSTON LLC

By: ______________________________
Authorized Signatory

Date: ______________________________

## SCHEDULE "E"

## FORM OF DIRECTION

TO: Equity Transfer Services Inc., as registrar and transfer agent for the Common Shares and Warrants of ONTZINC Corporation

This Irrevocable Direction is provided pursuant to a Subscription Receipt Agreement (the "Subscription Receipt Agreement") dated ●, 2004, between the Company, GMP Securities Ltd. and Equity Transfer Services Inc. as Subscription Receipt Agent. Capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Subscription Receipt Agreement.

Equity Transfer Services Inc. is hereby directed and authorized to issue and deliver on behalf of the Company certificates representing ● Common Shares and ● Warrants to the persons to whom such Common Shares and Warrants are to be issued pursuant to the Subscription Receipt Agreement as at the Exchange Time, all as provided in Article 4 of the Subscription Receipt Agreement. We hereby confirm that the issue of these Common Shares and Warrants has been duly authorized by all necessary corporate action.

DATED ______________________

**ONTZINC CORPORATION**

By: ______________________

Name: ______________________

Title: ______________________

## SCHEDULE "F"

**REPRESENTATION LETTER**

TO: ONTZINC Corporation

Ladies and Gentlemen:

In connection with the acquisition by the purchaser (the "Subscriber") of subscription receipts (the "Subscription Receipts"), and common shares and warrants issued upon exchange of any such Subscription Receipts (the Subscription Receipts, common shares and warrants hereinafter referred to collectively as the "Securities") of ONTZINC Corporation (the "Company") the Subscriber or the undersigned on behalf of the Subscriber, as the case may be, hereby represents and agrees for the benefit of each of you that:

1. the Subscriber is authorized to consummate the purchase of the Securities.

2. is an "institutional accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States *Securities Act of 1933*, as amended (the "Securities Act"), because it is:

(a) any bank as defined in Section 3(a)(2) of *the U.S. Securities Act* or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the *U.S. Securities Act* whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the *U.S. Securities Exchange Act of 1934*; any insurance company as defined in Section 2(a)(13) of the *U.S. Securities Act*; any investment company registered under the *Investment Company Act of 1940* or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the *Small Business Investment Act of 1958*; any plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the *Employee Retirement Income Security Act of 1974* if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(b) any private business development company as defined in Section 202(a)(22) of the *Investment Advisers Act of 1940*;

(c) any organization described in Section 501(c)(3) of the *Internal Revenue Code*, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(d) any trust with total assets in excess of US$5,000,000, not formed for the purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

3. The Subscriber is acquiring the Securities either for its own account or for one or more accounts of institutional accredited investors as to which it exercises sole investment discretion, in either case for investment purposes, and not with a view to any resale, distribution or other disposition thereof in violation of United States securities laws or applicable state securities laws.

4. The Subscriber understands and acknowledges that neither the Securities nor any interest therein has been or will be registered under the Securities Act or any applicable state the securities laws. The Subscriber understands and acknowledges that the Company is under no obligation to register any of the Securities on Subscriber's behalf or to assist Subscriber in complying with an exemption from registration.

5. The Subscriber further acknowledges and agrees that, because the Securities have not been registered under the Securities Act and the Securities will be issued in connection with a private offering exempt from registration under the Securities Act, the Securities are "restricted securities" within the meaning of Rule 144 (a)(3) under the Securities Act and cannot be reoffered or resold unless they are subsequently registered under the Securities Act or an exemption from registration thereunder is available, and that the Subscriber will continue to bear the economic risk of its investment in the Securities for an indefinite period of time and withstand a complete loss of, such investment.

6. The Subscriber agrees that it will not re-offer, resell, pledge, hypothecate or otherwise transfer any of the Securities (or securities that may be received in replacement thereof or in exchange therefor) except: (a) to the Company, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (c) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (d) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and has therefore furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect. The Subscriber also agrees that each certificate for the Securities (and any certificate issued in replacement thereof or in exchange therefor) shall bear a restrictive legend in substantially the following form and

that an appropriate stop transfer order implementing the same shall be lodged with the transfer agent for the Securities:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

7. The Subscriber represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities. The Subscriber acknowledges that it has had access to such information concerning the Company as it has deemed necessary to make an informed decision to purchase the Securities, and has been afforded the opportunity to ask questions and receive answers from representatives of the Company regarding the Company and the terms and conditions relating to investment in the Company, and all such questions have been answered to its full satisfaction.

8. The Subscriber is not purchasing the Securities as a result of any general solicitation or general advertising (as these terms are used in Regulation D under the U.S. Securities Act), including, but not limited to: (a) as a result of or subsequent to becoming aware of any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; or (b) as a result of or subsequent to attendance at a seminar or meeting called by any of the means set forth in (a); or (c) as a result of or subsequent to any solicitation by a person not previously known to it in connection with investments in securities generally.

9. The Subscriber consents to the Company making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth and described herein.

10. The Subscriber understands and acknowledges that the Company is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act.

11. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities.

12. The Subscriber acknowledges that a purchase of the Securities involves a high degree of risk and Subscriber can afford the complete loss of its purchase price for the Securities.

Dated _______________, 200____.

_____________________________
(Print name of Subscriber)

By: _____________________________

Name: _____________________________
Title: _____________________________

**SCHEDULE D**

**WARRANT INDENTURE**

**ONTZINC CORPORATION**

- and -

**EQUITY TRANSFER SERVICES INC.**

# COMMON SHARE PURCHASE WARRANT INDENTURE

Providing for the Issue of
● Common Share Purchase Warrants

December ●, 2004

## TABLE OF CONTENTS

**THIS WARRANT INDENTURE** dated as of December ●, 2004

B E T W E E N:

**ONTZINC CORPORATION,**
a corporation incorporated under the laws of Ontario

(hereinafter called the "**Company**")

A N D

**EQUITY TRANSFER SERVICES INC.**,
a corporation incorporated under the laws of the Province of Ontario

(hereinafter called the "**Warrant Agent**")

RECITALS

**WHEREAS:**

A. In connection with the issuance of subscription receipts by the Company pursuant to the terms of the subscription receipt agreement between the Company, the Warrant Agent and GMP Securities Ltd. dated ●, the Company proposes to issue ● common Share Purchase Warrants of the Company (the "**Share Purchase Warrants**" or the "**Warrants**");

B. Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Common Share (as hereinafter defined) at a price of $0.105 per share at any time prior to 5:00 p.m. (Toronto time) on the date that is five years from the date of the Indenture, all upon the terms and conditions herein set forth;

C. For such purpose the Company deems it necessary to create and issue Warrants to be constituted and issued in the manner hereinafter set forth;

D. The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E. All things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F. The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

G. The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

## ARTICLE 1

## INTERPRETATION

1.1 Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

"**Applicable Legislation**" means the provisions of the statutes of Canada or a province thereof and the regulations under any such statutes relating to trust indentures and/or the rights, duties or obligations of issuers and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

"**Business Day**" means a day that is not a Saturday, Sunday, a day on which banks are closed in the City of Toronto, Ontario or civic or statutory holiday in the City of Toronto, Ontario;

"**Capital Reorganization**" has the meaning ascribed thereto in subsection 2.12(4);

"**Closing Date**" means December ●, 2004 or such other date as may be agreed to by the Company and the Underwriters;

"**Common Shares**" means fully paid and non-assessable common shares without nominal or par value in the capital of the Company as constituted on the Closing Date, provided that in the event of any adjustment pursuant to the terms of this Indenture, "Common Shares" shall thereafter mean such Common Shares as so adjusted;

"**Common Share Reorganization**" has the meaning ascribed thereto in subsection 2.12(1);

"**Company**" means ONTZINC Corporation, a corporation existing under the laws of Ontario, and its lawful successors from time to time;

"**Company's Auditors**" means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

"**counsel**" means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Company), in both cases acceptable to the Warrant Agent;

"**Current Market Price**" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i) on the TSXV;

(ii) if the Common Shares are not listed on the TSXV, the stock exchange on which the Common Shares are listed that is the primary trading market for such shares; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are traded, as may be selected for this purpose by the directors, acting reasonably;

during the 20 consecutive trading days ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sales of all Common Shares sold on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold or, if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

"**director**" means a director of the Company for the time being, and unless otherwise specified herein, reference to "action by the board of directors" means action by the directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

"**Dividends Paid in Ordinary Course**" means cash dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such cash dividends do not exceed 5% of the Exercise Price and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by resolution passed by the board of directors of the Company, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Common Shares are traded;

"**Exchange Basis**" means, as at any time, the number of Common Shares or other securities or property that a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this Indenture, which, as at the date hereof, is one Common Share per Warrant;

"**Exercise Date**" with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 3;

"**Exercise Price**" means $0.105 for each Common Share on the date hereof, subject to adjustment in accordance with the provisions of this Indenture;

"**extraordinary resolution**" has the meanings ascribed thereto in each of section 6.11 and 6.14;

"**person**" includes an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization, government or governmental authority and words importing persons are intended to have a similarly extended meaning;

"**Regulation S**" means Regulation S under the Securities Act;

"**Securities Act**" means the *Securities Act of 1933*, as amended, of the United States;

"**Share Purchase Warrants**" means the common share purchase warrants issued and certified hereunder entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole Share Purchase Warrant upon payment of the Exercise Price; subject to adjustment in accordance with the terms and provisions hereof;

"**shareholder**" means an owner of record of one or more Common Shares or shares of any other class or series of the Company;

"**Subject Securities**" means the Common Shares issuable upon exercise of the Warrants and the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment pursuant to Article 2 hereof;

"**subsidiary of the Company**" or "**Subsidiary**" means a corporation, a majority of the outstanding voting shares of which is owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, "voting shares" means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

"**this Warrant Indenture**", "**this Indenture**", "**herein**", "**hereby**", and similar expressions mean and refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "**Article**", "**section**" or "**subsection**" followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

"**Time of Expiry**" means, in respect of a Warrant, 5:00 p.m. (Toronto time) on ● being the date that is five years from the date hereof;

"**trading day**" means a day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"**Transfer Agent**" means the transfer agent or agents for the time being of the Common Shares;

"**TSXV**" means the TSX Venture Exchange;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**United States**" means the United States as that term is defined in Regulation S;

"**Warrant Agent**" means Equity Transfer Services Inc., a corporation incorporated under the laws of the Province of Ontario, or any lawful successor thereto including through operation of section 8.8;

"**Warrant Certificates**" means the certificates representing the Warrants substantially in the form attached as Schedule "A" hereto or such other form as may be approved by the Corporation and the Warrant Agent, evidencing Warrants;

"**Warrantholders**" or "**holders**" means the persons whose names are entered for the time being in the register maintained pursuant to section 2.8;

"**Warrantholders' Request**" means an instrument, signed in one or more counterparts by Warrantholders entitled to acquire, in the aggregate, at least 25% of the aggregate number of all Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein;

"**Warrants**" means the Share Purchase Warrants; and

"**written order of the Company**", "**written request of the Company**", "**written consent of the Company**", "**certificate of the Company**" and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director of the Company, and may consist of one or more instruments so executed.

1.2 Words Importing the Singular

Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3 Interpretation not Affected by Headings

The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4 Day not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in all respects in this Indenture, the Warrants and the Warrant Certificates.

1.6 Governing Law

This Indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7 Meaning of "outstanding" for Certain Purposes

Except as provided in sections ●, every Warrant Certificate countersigned and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it has been surrendered to the Warrant Agent pursuant to this Indenture, provided however that:

(a) where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only the Warrant Certificate so issued in substitution shall be counted for the purpose of determining the Warrants outstanding; and

(b) for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or equitably by the Company or any subsidiary of the Company shall be disregarded, except that:

(i) for the purpose of determining whether the Warrant Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which

the Warrant Agent has notice that they are so owned shall be disregarded; and

(ii) Warrants so owned that have been pledged in good faith other than to the Company or any subsidiary of the Company shall not be so disregarded if the pledgee establishes to the satisfaction of the Warrant Agent, by providing the Warrant Agent with a legal opinion of counsel, the pledgee's right to vote the Warrants in the pledgee's discretion free from the control of the Company or any subsidiary of the Company or any partnership to which the Company may be directly or indirectly a party to pursuant to the terms of the pledge.

1.8 Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in Canadian dollars.

1.9 Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this Indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

1.10 Severability

The invalidity or unenforceability of any particular provision of this Indenture shall not affect or limit the validity or unenforceability of the remaining provisions of this Indenture.

## ARTICLE 2

## ISSUE, TRANSFERS AND ADJUSTMENTS OF WARRANTS

2.1 Issue of Warrants

A total of ● Share Purchase Warrants entitling the registered holders thereof to acquire an aggregate of ● Common Shares, subject to adjustment in accordance with sections 2.12 and 2.13, are hereby created and authorized to be issued hereunder upon the terms and conditions herein set forth and Warrant Certificates therefor shall be executed by the Company and certified by or on behalf of the Warrant Agent upon the written order of the Company and delivered by the Company in accordance with sections 2.3 and 2.4.

2.2 Form and Terms of Warrants

(1) The Warrant Certificates shall be dated as of the Closing Date (regardless of their actual dates of issue) and shall be substantially in the form attached as Schedule "A" hereto, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall have such legends, distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities that may be acquired upon exercise of the Warrants.

(2) Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire, upon due exercise and upon the due execution of the subscription form endorsed on the reverse side of the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 2.12 and 2.13, as the case may be, equal to the Exchange Basis, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(3) Fractional Warrants shall not be issued or otherwise provided for.

2.3 Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, or may not be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.4, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

2.4 Certification by the Warrant Agent

(1) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefits hereof or thereof until it has been certified by manual signature by or on behalf of the Company and the Warrant Agent, with such certification by the Company and the Warrant Agent upon any Warrant

Certificate being conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2) The certification of the Warrant Agent on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrants (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.5 Warrantholder not a Shareholder, etc.

Nothing in this Indenture or the holding of a Warrant evidenced by a Warrant Certificate shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to any pre-emptive rights, or the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrant Certificates expressly provided.

2.6 Issue in Substitution for Lost Warrant Certificates

(1) In the event that any Warrant Certificates issued and certified under this Indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 2.6(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in substantially the form set out in Schedule "A" hereto, and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this section 2.6 shall bear the cost of the issue thereof and in the case of mutilation shall as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion, and such applicant shall be required to furnish an indemnity or security in amount and form satisfactory to the Company and the Warrant Agent in their sole discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.7 Warrants to Rank Pari Passu

Except as specifically provided in subsection 2.2(3) hereof, all Warrants shall rank pari passu, whatever may be the actual date of issue or the class of same.

2.8 Registration and Transfer of Warrants

(1) The Company hereby appoints the Warrant Agent as registrar of the Warrants. The Company may hereafter, with the consent of the Warrant Agent, appoint one or more additional registrars of the Warrants. The Company will cause to be kept by the Warrant Agent at the principal stock transfer offices of the Warrant Agent in the city of Toronto, Ontario:

(a) a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Share Purchase Warrant or Share Purchase Warrants pursuant to the terms of this Indenture or the terms thereof; and

(b) a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2) No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 2.8(1) hereof, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed Transfer of Warrants form attached to the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, or the liquidator of, or a trustee in bankruptcy for a Warrantholder, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(3) The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 2.8(2) hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 2.8(1) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(4) The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.8(1) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of

any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable securities legislation.

(5) Any Warrant Certificate originally issued to a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States shall bear the appropriate legend as set forth in subsection 2.19(b).

(6) If a Warrant Certificate tendered for transfer bears the legend set forth in Section 2.19(b):

(a) the transfer may be made outside the United States to persons other than U.S. Persons, or for the account or benefit of U.S. Persons or persons in the United States, provided that the transfer is made in accordance with the terms of such legend and provided further that the Warrant Certificate issued to such transferee shall also bear such legend and any other applicable legend; or

(b) if the Warrants represented by such Warrant Certificates are being sold outside the United States under Rule 904 of Regulation S and in compliance with applicable local laws, the legend may be removed by the transferor providing a declaration to the Company's registrar and transfer agent to the effect set forth in Schedule "C" to this indenture (or as the Company may prescribe from time to time). Provided however that all Warrant Certificates issued to a transferee pursuant to a sale outside the United States under Rule 904 of Regulation S, and all certificates issued in exchange therefore or in substitution thereof, shall bear the appropriate legend as set out in subsection 2.19(b). The Warrant Agent shall be protected in acting and relying solely on the addresses provided by the transferor for these purposes.

(7) All certificates representing Subject Securities issued upon exercise of Warrants, and all certificates issued in exchange therefore or in substitution thereof, shall bear the appropriate legend as set forth in subsection 2.19(c).

(8) If a Warrant Certificate tendered for transfer does not bear the appropriate legend set forth in section 2.19 and such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction therefor, the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and a duly executed and completed Transfer of Warrants form attached to the Warrant Certificate, and the offer of the securities being transferred was made to a person not in the United States and that is not a U.S. Person and has not been made to a person for the account or benefit of a U.S. Person or a person in the United States.

2.9 Registers Open for Inspection

The registers referred to in subsection 2.8(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company, the Warrant Agent or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Subject Securities that might then be acquired upon the exercise of the Warrants held by each such holder.

2.10 Exchange of Warrant Certificates

(1) Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Warrant Agent shall certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2) Warrant Certificates may be exchanged only at the principal stock transfer offices of the Warrant Agent in the city of Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3) Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

2.11 Ownership of Warrants

The Company and the Warrant Agent and their respective agents may deem and treat the registered holder of any Warrant Certificate as the absolute owner of that Warrant represented thereby for all purposes and the Company and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary. The registered holder of any Warrant shall be entitled to the rights evidenced by that Warrant, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any holder for the Subject Securities or monies obtainable pursuant thereto shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

2.12 Adjustment of Exchange Basis

The Exchange Basis and any other acquisition rights attaching to the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1) If and whenever at any time after the date hereof and prior to the Time of Expiry the Company shall:

(a) issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course or a distribution of Common Shares upon exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under stock option plans of the Company), or

(b) subdivide, redivide or change its then outstanding Common Shares into a greater number of shares, or

(c) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of shares,

(any of such events in these clauses (a), (b) or (c) being called a "**Common Share Reorganization**"), then the Exchange Basis in effect on the effective date of such subdivision or consolidation, or on the record date of such stock dividend or other distribution, as the case may be, shall be adjusted by multiplying the Exchange Basis in effect immediately prior to such effective or record date by a fraction: (i) the numerator of which shall be the total number of Common Shares outstanding on such date immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable), and (ii) the denominator of which shall be the total number of Common Shares outstanding on such date before giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which

they first become convertible or exchangeable). The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

(2) If and whenever at any time after the date hereof and prior to the Time of Expiry, the Company fixes a record date for the distribution to all or substantially all of the holders of Common Shares of rights, options or warrants entitling them for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "**Rights Offering**"), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(a) the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, warrants or options under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, warrants or options, if any), and

(b) the denominator of which shall be the aggregate of:

(i) the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii) a number of Common Shares arrived at by dividing

(A) the amount equal to the aggregate consideration payable on the exercise of all of the rights, warrants and options under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options);

by

(B) the Current Market Price of the Common Shares as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted in accordance with this Article 2. Any Common Shares owned by or held for the account of the Company or any of its subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or converted into Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares.

(3) If and whenever at any time after the date hereof and prior to the Time of Expiry the Company shall fix a record date for the issue or distribution to all or substantially all the holders of its outstanding Common Shares of:

(a) shares of the Company of any class other than Common Shares; or

(b) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares; or

(c) evidences of indebtedness; or

(d) cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "**Special Distribution**"), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date, and

(ii) the denominator of which shall be:

(A) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B) the fair market value, as determined by action by the directors acting reasonably and in good faith (whose determination shall be conclusive), to the holders of the Common Shares of the shares, rights, options, warrants, evidences or indebtedness or property or other assets issued or distributed in the Special Distribution,

provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any shares owned by or held for the account of the Company or its subsidiaries or a partnership of which the Company is directly or indirectly a party to shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any adjustment in the Exchange Basis occurs pursuant to this subsection 2.12(3) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection 2.12(3), the Exchange Basis shall be readjusted immediately after the expiration of any relevant exchange, conversion, or exercise right to the Exchange Basis which would then be in effect if the fair market value had been determined on the basis of the number of securities issued and remaining issuable immediately after such expiration.

(4) If and whenever at any time after the date hereof and prior to the Time of Expiry there shall be a reclassification of Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer (other than to a Subsidiary) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a "**Capital Reorganization**"), any Warrantholder who thereafter shall exercise his right to receive Common Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Subject Securities to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Subject Securities to which such holder was theretofore entitled upon exercise. If appropriate, adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 and this indenture with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 and this indenture shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an

indenture supplemental hereto approved by the directors and by the Warrant Agent and entered into pursuant to the provisions of this indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(5) Forthwith upon the occurrence of any of the events referred to in the preceding subsections above, the Company shall:

(a) file with the Warrant Agent a certificate of the Company specifying the required adjustment; and

(b) give notice to the Warrantholders of the required adjustment.

(6) Any adjustment or re-adjustment to the Exchange Basis as set forth herein shall also include a corresponding adjustment or re-adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (i) the numerator of which shall be the Exchange Basis prior to the adjustment, and (ii) the denominator of which shall be the Exchange Basis after the adjustment or re-adjustment.

2.13 Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of section 2.12:

(1) The adjustments provided for in section 2.12 shall be cumulative and such adjustments shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this section 2.13.

(2) If the purchase price provided for in any Rights Offering (the "**Rights Offering Price**") is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 2.12(2) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of section 2.12.

(3) No adjustment in the Exchange Basis shall be required unless the cumulative effect of such adjustment or adjustments would change the Exercise Price by at least 1% or would result in a change in the Exchange Basis of at least one-one hundredth of a Common Share based on the prevailing Exchange Basis, provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(4) No adjustment in the Exchange Basis shall be made in respect of any event described in section 2.12, other than the events referred to in paragraphs (b) and

(c) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, any such participation being subject to regulatory approval.

(5) No adjustment in the Exchange Basis shall be made pursuant to section 2.12 in respect of the issue from time to time of Subject Securities on exercise of the Warrants or in respect of the issue from time to time of a Dividend Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue shall be deemed not to be a Common Share Reorganization.

(6) If a dispute shall at any time arise with respect to adjustments provided for in section 2.12, such dispute shall, absent manifest error, be conclusively determined by the Company's Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Company, the Warrant Agent and the Warrantholders.

(7) If the Company shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(8) In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(9) As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(10) In case the Company, after the date hereof, shall take any action, other than action described in section 2.12, which in the opinion of the directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exchange Basis and/or the Exercise Price shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting reasonably and in good

faith, may reasonably determine to be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment in the Exchange Basis and/or the Exercise Price prior to the effective date of any action by the Company affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(11) The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company or the Company's Auditors.

2.14 Postponement of Subscription

In any case where the application of section 2.12 results in an increase in the number of Subject Securities which are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of the event, the Company may postpone the issuance to the holder of the Warrant of the Subject Securities to which he is entitled by reason of such adjustment but such Subject Securities shall be so issued and delivered to that holder upon completion of that event, with the number of such Subject Securities calculated on the basis of the number of Subject Securities on the date that the Warrant was exercised adjusted for completion of that event and the Company shall deliver to the person or persons in whose name or names the Subject Securities are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Subject Securities and the right to receive any dividends or other distributions which, but for the provisions of this section, such person or persons would have been entitled to receive in respect of such Subject Securities from and after the date that the Warrant was exercised in respect thereof.

2.15 Notice of Adjustment

(1) At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 2.12, the Company shall:

(a) file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b) give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2) In case any adjustment for which a notice in subsection 2.15(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a) file with the Warrant Agent a computation of such adjustment; and

(b) give notice to the Warrantholders of the adjustment.

(3) The Warrant Agent may, absent manifest error, act and rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

2.16 No Action after Notice

The Company covenants with the Warrant Agent that it will not take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in subparagraph (1)(b) of section 2.15 hereof;

2.17 Purchase of Warrants for Cancellation

The Company may, at any time and from time to time, purchase Warrants on any stock exchange, in the open market, by private agreement or contract, by invitation for tender or otherwise (which shall include a purchase through an investment dealer or firm holding membership on a Canadian stock exchange). Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. All Warrants purchased pursuant to the provisions of this section 2.17 shall be forthwith delivered to, cancelled and destroyed by the Warrant Agent and shall not be reissued. If required by the Company, the Warrant Agent shall furnish the Company with a certificate as to such destruction.

2.18 Protection of Warrant Agent

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist which may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b) be accountable with respect to the validity or value or the kind or amount of any Subject Securities which may at any time be issued or delivered upon the exercise of the Warrants;

(c) be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver the Subject Securities or certificates evidencing the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 2; or

(d) incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

2.19 Legended Warrant Certificates

(a) The Warrant Agent understands and acknowledges that the Subject Securities and Warrants have not been, and will not be, registered under the Securities Act.

(b) Each Warrant Certificate originally issued to a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO ONTZINC CORPORATION (THE "COMPANY"), OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA;

provided that, if Warrants or such Subject Securities are being sold in compliance with the requirements of Rule 904 of Regulation S of the Securities Act and in compliance with Canadian local laws and regulations, and provided that the Company is a "Foreign Issuer" within the meaning of Regulation S of the Securities Act at the time of the sale, any such legend may be removed by providing a declaration to the Company's registrar and transfer agent to the effect set forth in Schedule "C" hereto, or as the Company may prescribe from time to time; The Warrant Agent shall, upon receipt of the executed form of "Declaration for Removal of Legend" as set forth in Schedule "C" hereto, issue a new certificate within three

Business Days thereof; provided however that all Warrant Certificates issued to a transferee outside the United States to persons other than U.S. persons, or for the account or benefit of U.S. persons or persons in the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF" HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

(c) Each certificate representing Subject Securities originally issued to a U.S. person or a person in the United States or a person for the account or benefit of a U.S. person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY",

MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that if securities are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations any such legend may be removed by providing a declaration to the Company's registrar and transfer agent to the effect set forth in Schedule "C" hereto, or as the Company may prescribe from time to time; and provided further, that, if any such securities are being sold within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws, the legend may be removed by delivery to the Company's registrar and transfer agent and the Company of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(d) If a Warrant Certificate or certificate representing Subject Securities issued with respect to an exercise of Warrants is tendered for transfer and bears the appropriate legend set forth in paragraphs 2.19(b) or (c) hereof and the holder thereof has not obtained the prior written consent of the Company, the Warrant Agent or the registrar and transfer agent of the Common Shares or other securities, as the case may be, shall not register such transfer unless the holder complies with the requirements of the said paragraphs 2.19(b) or (c) hereof;

(e) If a Warrant Certificate or certificate representing Subject Securities issued with respect to an exercise of Warrants is tendered for transfer and does not bear the appropriate legend set forth in paragraphs 2.19(b) or (c) hereof, the Warrant Agent or the registrar and transfer agent of the Common Shares or other securities, as the case may be, shall not register such transfer if it has reason to believe that the transferee is a U.S. Person, is in the United States or is acquiring the Warrants evidenced thereby for the account or benefit of a U.S. Person or a person in the United States.

## ARTICLE 3

## EXERCISE OF WARRANTS

3.1 Method of Exercise of Warrants

(1) Subject always to the provisions of this Indenture, including Article 2 and this Article 3, and to compliance by both the Company and the holder with applicable law and subject to adjustments set out herein, the registered holder(s) of any Warrants may exercise the rights thereby conferred on him or them to acquire all or any part of the Subject Securities to which such Warrants entitle the holder(s), by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time on or before the Time of Expiry at its principal stock transfer offices in the city of Toronto, Ontario (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent), with a duly completed and executed subscription form of the registered holder (or his executors, administrators or other legal representative or his attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent), substantially in the form of subscription set out in Schedule "A" attached to the Warrant Certificate specifying the number Subject Securities subscribed for together with a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Subject Securities subscribed for. A Warrant Certificate with the duly completed and executed subscription form and payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2) Any subscription form referred to in subsection 3.1(1) shall be signed by the Warrantholder, shall specify the person(s) in whose name such Subject Securities are to be issued, the address(es) of such person(s) and the number of Subject Securities to be issued to each person, if more than one is so specified. If any of the Subject Securities subscribed for are to be issued to a person(s) other than the Warrantholder, the signatures set out in the subscription form referred to in subsection 3.1(1) shall be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Subject Securities unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(3) If, at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.1(1), there are any trading restrictions on the Subject Securities pursuant to applicable securities legislation or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Subject Securities to such effect. The Warrant Agent is entitled to assume compliance

with all applicable securities legislation and that there are no trading restrictions unless it is otherwise notified in writing by the Company or it is otherwise required to take notice thereof pursuant to this indenture.

3.2 No Fractional Shares

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares.

3.3 Effect of Exercise of Warrants

(1) Upon compliance by the Warrantholder with the provisions of section 3.1, the Subject Securities subscribed for shall be deemed to have been issued and the person to whom such Subject Securities are to be issued shall be deemed to have become the holder of record of such Subject Securities on the Exercise Date unless the transfer registers of the Company for the Common Shares or other applicable securities shall be closed on such date, in which case the Subject Securities subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Subject Securities on the date on which such transfer registers are reopened.

(2) Within three Business Days following the due exercise of a Warrant pursuant to section 3.1 and forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Subject Securities are to be issued (as applicable) and the addresses of such holders of the Subject Securities.

(3) Within five Business Days of the due exercise of a Warrant pursuant to section 3.1, the Company shall mail to the person in whose name the Subject Securities so subscribed for are to be issued, as specified in the subscription form completed on the Warrant Certificate, at the address specified in such subscription form, or, if so specified in such subscription form, a certificate or certificates for the Subject Securities to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised.

3.4 Cancellation of Warrant Certificates

All Warrant Certificates surrendered to the Warrant Agent pursuant to sections 2.6, 2.8(2), 2.10 or 3.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.8(1). The Warrant Agent shall, if required by the Company, furnish the Company with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant

Certificates that have been duly cancelled shall be without further force or effect whatsoever.

3.5 Subscription for less than Entitlement

The holder of any Warrant may subscribe for and purchase a whole number of Subject Securities that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant Certificate. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate in respect of the balance of Subject Securities that such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and that were not then purchased, such new Warrant Certificate to contain the same legend as provided for in section 2.19, if applicable.

3.6 Expiration of Warrant

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect, except to the extent that a Warrant has been duly exercised and Exercise Price paid and delivered to the Warrant Agent in respect thereof for a Warrant and the Subject Securities have not been received in respect thereof, in which case the rights hereunder in respect of such Warrant with respect to receipt of Subject Securities shall continue until received.

3.7 Prohibition on Exercise by U.S. Persons; Exception

(1) (i) Warrants may not be exercised within the United States or by or on behalf of any U.S. Person nor by a person for the account or benefit of a U.S. Person or a person in the United States; and (ii) subject to subsection 3.7(2), no Subject Securities issued upon exercise of Warrants may be delivered to any address in the United States. The Warrant Agent shall be entitled to rely upon the registered address of the Warrantholder in determining whether the address is in the United States or is a U.S. Person.

(2) Notwithstanding subsection 3.7(1), Subject Securities issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants signs and delivers to the Warrant Agent a letter substantially in the form attached as Schedule "B" hereto and such Subject Securities or new Warrants, if less than the entire amount of the Warrants held is exercised, are appropriately legended in accordance with the legend set forth in subsection 2.19(c).

## ARTICLE 4

## COVENANTS FOR WARRANTHOLDERS' BENEFIT

4.1 General Covenants of the Company

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(1) The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with generally accepted accounting practice and applicable law and will, if and whenever required in writing by the Warrant Agent, file with the Warrant Agent copies of all financial statements and other material of the Company furnished to its shareholders during the term of this Indenture.

(2) The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the TSX and to have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX as expeditiously as possible.

(3) The Company will use its commercially reasonable best efforts to list the Warrants on the TSX and to maintain such listing until the Time of Expiry.

(4) The Company will reserve and keep available a sufficient number of Subject Securities for issuance upon the exercise of Warrants issued by the Company.

(5) The Company will cause the Subject Securities from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(6) The Company will cause the certificates representing the Subject Securities from time to time to be acquired pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(7) All Subject Securities that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable and the holders thereof shall not be liable to the Company or its creditors in respect thereof.

(8) The Company will use its commercially reasonable best efforts to maintain its status as a "reporting issuer" not in default of the requirements of each of the provinces of Canada until the Time of Expiry.

(9) Generally, the Company will well and truly perform and carry out all the acts and things to be done by it as provided in this Indenture.

(10) The Company will promptly advise the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture.

(11) The Company and the Warrant Agent acknowledge and agree that (i) none of the foregoing covenants shall be interpreted or applied so as to prohibit or restrict or otherwise limit the Company's ability, right and authority to undertake or implement one or more of the actions contemplated by Sections 2.12 or 7.2; and (ii) the foregoing covenants shall be interpreted and applied following each of such actions with reference to any successor to the Company and with reference to any securities into which the Common Shares, Subject Securities and/or the Warrants may be changed or for which they may be exercisable as a result of such action or actions.

4.2 Securities Qualification Requirements

(1) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any federal or provincial law of Canada before the Subject Securities may be issued or delivered to a Warrantholder or resold by such Warrantholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2) The Company will give written notice of the issue of Subject Securities pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3 Warrant Agent's Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the duties and obligations hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Warrant Agent.

4.4 Performance of Covenants by Warrant Agent

Subject to section 8.7, if the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within 10 Business Days after receiving written notice from the Warrant Agent of such

failure, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in section 4.3. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

4.5 Certificates of No Default

At any time as requested by the Warrant Agent, the Company will deliver to the Warrant Agent a certificate signed by any two of the Chief Executive Officer, the Chief Financial Officer, the President or a Vice-President of the Company stating that the Company has complied with all covenants, conditions or other requirements contained in this Indenture that are required to be complied with at that time or if such is not the case, specifying the covenant, condition, or other requirement which has not been complied with and giving particulars of such non-compliance.

4.6 Warranty of the Company

The Warrants, when issued and certified as herein provided, shall be valid and enforceable obligations of the Company.

## ARTICLE 5

## ENFORCEMENT

5.1 Suits by Warrantholders

Subject to section 6.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

Subject to applicable law, the Warrantholders, by acceptance of the Warrant Certificate and as part of the consideration for the issue of the Warrants, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the shares pursuant to any warrant or any covenant,

agreement, representation or warranty by the Company herein or in the Warrant Certificates contained.

5.2 Limitation of Liability

The obligations hereunder (including without limitation under subsection 8.7(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor person) shall be bound in respect hereof.

## ARTICLE 6

## MEETINGS OF WARRANTHOLDERS

6.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders' Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders' Request against the costs, charges, expenses and liabilities which may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Company or a Warrantholders' Request, funding and indemnity given as aforesaid the Warrant Agent fails to give the requisite notice specified in section 6.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be chosen by the Company or by the Warrantholders signing a Warrantholders' Request and approved by the Warrant Agent, acting reasonably.

6.2 Notice

At least 21 days prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Company in the manner provided for in section 9.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice shall state the time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Company or the person designated by such Warrantholders, as the case may be.

6.3 Chairman

The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

6.4 Quorum

Subject to the provisions of section 6.11, at any meeting of the Warrantholders a quorum shall consist of two Warrantholders present in person or represented by proxy and representing at least 25% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 25% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

6.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.7 Poll and Voting

On every Extraordinary Resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy, on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him but shall not have a second or deciding vote.

6.8 Regulations

Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a) for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b) for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, or sent by email or facsimile before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c) for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d) generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof

(subject to section 6.9), shall be Warrantholders or persons holding proxies of Warrantholders.

6.9 Company, Warrant Agent and Counsel may be Represented

The Company and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Company, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote as such unless in their capacities as Warrantholders.

6.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution but subject to section 9.6 and subject to the prior approval of TSX:

(a) to agree with the Company to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as Warrant Agent hereunder (subject to the Warrant Agent's approval) or on behalf of the Warrantholders against the Company, whether such rights arise under this Indenture or the Warrant Certificates or otherwise, except that, in respect of a change in the Exercise Price or Exchange Basis (other than pursuant to section 2.12 and section 2.13, the amendment shall not be binding upon a holder who does not consent thereto, but any such holder may avail themselves of such changed Exercise Price or Exchange Basis in their discretion);

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or the Warrant Certificates which must be agreed to by the Company and

to authorize the Warrant Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(f) to sanction any scheme for the consolidation, amalgamation or merger of the Company with any other entity or for the sale, lease, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Company, provided that no such sanction shall be necessary in respect of any such transaction if section 7.2 has been complied with.

(g) to remove the Warrant Agent and appoint a successor Warrant Agent;

(h) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(i) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith; and

(j) to assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

6.11 Meaning of "Extraordinary Resolution"

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this section 6.11 and in section 6.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or by proxy Warrantholders representing at least 25% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(2) If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders representing at least 25% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other

case it shall stand adjourned to such day, being not less than ten Business Days later, and to such place and time as may be appointed by the chairman. Not less than three Business Days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in sections 9.1, 9.2 and 9.3. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(1) shall be an extraordinary resolution within the meaning of this indenture notwithstanding that Warrantholders representing at least 25% of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

(3) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

6.12 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

6.14 Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders representing a majority, or in the case of an Extraordinary Resolution, of at least 66 2/3%, of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person, as the case may be, or by attorney duly appointed in writing,

and the expression "resolution" or "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

6.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 6.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice in the manner contemplated in sections 9.1 and 9.2 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

6.16 Holdings by the Company or Subsidiaries of the Company Disregarded

(1) In determining whether Warrantholders holding a sufficient number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or its subsidiaries or in partnership of which the Company is directly or indirectly a party to shall be disregarded.

(2) For the purposes of disregarding any Warrants owned legally or beneficially by the Company or any Subsidiary or any partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company in subsection 6.16(1), the Company shall provide to the Warrant Agent, from time to time and upon request, a certificate of the Company setting forth as at the date of such certificate:

(a) the names (other than the name of the Company) of the registered holders of Warrants of which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company; and

(b) the number of Warrants owned legally and beneficially by the Company or any Subsidiary or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company;

and the Warrant Agent in making the determination in subsection 6.16(1) shall be entitled to rely on such certificate.

## ARTICLE 7

## SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

7.1 Provision for Supplemental Indentures for Certain Purposes

(1) From time to time the Company (if properly authorized by its directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(b) setting forth adjustments in the application of Article 2;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that such provisions are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d) giving effect to any extraordinary resolution passed as provided in Article 6;

(e) making such provisions not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

(g) modifying any of the provisions of this Indenture, including relieving the Company from any of the obligations, conditions or restrictions herein contained which does not affect the substance of the Warrants, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief prejudices or impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture which in its opinion may not afford

adequate protection to the Warrant Agent when the same shall become operative; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced or impaired thereby.

(2) For greater certainty, approval of the Warrantholders is not required for the purpose of entering into a supplemental indenture pursuant to subsection (1).

7.2 Successor Companies

In the case of the amalgamation, consolidation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a "**successor company**"), the successor company resulting from the amalgamation, consolidation, arrangement, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, expressly assume those obligations.

## ARTICLE 8

## CONCERNING THE WARRANT AGENT

8.1 Trust Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2 Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve

the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own negligence, wilful misconduct or bad faith.

(2) The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a Warrantholders' Request specifying the act, action or proceeding which the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted by it is subject to the provisions of Applicable Legislation, section 8.2 and section 8.3.

(5) The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(6) In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

8.3 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3) Whenever Applicable Legislation requires that evidence referred to in subsection 8.3(1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Company and may be relied upon by the Warrant Agent in good faith without further inquiry.

(4) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(5) The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(6) The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with section 4.3.

(7) The Warrant Agent may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

8.4 Securities, Documents and Monies Held by Warrant Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof may be placed in the deposit vaults of the Warrant Agent or of any Schedule I Canadian chartered bank for safekeeping with any such bank or the Warrant Agent. Unless herein otherwise expressly provided, any money held pending the application or withdrawal thereof under any provision of this Indenture may be deposited in the name of the Warrant Agent in any Schedule I Canadian chartered bank at the rate of interest then current on similar deposits or, with the consent of the Company, may be invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of any Schedule I Canadian chartered bank. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall, subject to section 4.4, belong to the Company and shall be paid to the Company upon discharge of this Indenture.

8.5 Actions by Warrant Agent to Protect Interests

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.6 Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties, obligations and powers of this Indenture or otherwise, subject to section 8.8.

8.7 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(1) The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants).

(2) Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3) The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4) The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5) Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.8 Replacement of Warrant Agent

(1) The Warrant Agent may resign its duties and obligations and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new

Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice at the Company's expense, on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this section 8.8 shall be a corporation authorized to carry on the business of a recognized transfer agent or a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2) Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 9.2.

(3) Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new warrant agent under subsection 8.8(1).

(4) Any Warrants certified but not delivered by a predecessor Warrant Agent may be certified by the new or successor warrant agent in the name of the predecessor or the new or successor warrant agent.

8.9 <u>Conflict of Interest</u>

(1) The Warrant Agent represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists which is it aware of in the Warrant Agent's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its duties and obligations hereunder. If any such material conflict of

interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

(2) Subject to subsection 8.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary without being liable to account for any profit made thereby.

8.10 Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

8.11 Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

8.12 Authorization to Carry on Business

The Warrant Agent represents to the Company that it is registered to carry on the business of a recognized transfer agent or trust company in each of the Provinces of Canada.

## ARTICLE 9

## GENERAL

9.1 Notice to the Company and the Warrant Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by telecopier:

(a) If to the Company, to:

ONTZINC Corporation
6 Adelaide Street East
Suite 300
Toronto, Ontario M5H 1H6

Attention:
Facsimile:



with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Scotia Plaza
Toronto, Ontario M5H 3C2

Attention:
Facsimile:



(b) If to the Warrant Agent, to:

Equity Transfer Services Inc.

120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

Attention:
Facsimile:



and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

(2) The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 9.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this indenture. A copy of any notice of change of address given pursuant to this subsection 9.1(2) shall be available for inspection at the principal stock transfer offices of the Warrant Agent in the city of Toronto, Ontario by Warrantholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 9.1(1) by cable, telegram, telex, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

9.2 Notice to the Warrantholders

(1) Any notice to the Warrantholders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the next Business Day following the date of delivery if such date is not a Business Day. In the case of joint holders, all notices may be given to whichever one of the Warrantholders is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint Warrantholders.

(2) If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

(3) Accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

9.3 Discretion of Directors

Any matter provided herein to be determined by the directors of the Company in their sole discretion and determination so made will be conclusive.

9.4 Satisfaction and Discharge of Indenture

Upon the date by which there shall have been delivered to the Warrant Agent for exercise or destruction in accordance with the provisions hereof of all Warrants theretofore certified hereunder, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company's obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Warrant Agent.

9.5 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

9.7 Regulatory Compliance

No change may be made to this Indenture or to the terms of the Warrants (including by way of supplemental indenture) unless such change may be made without the consent of any regulatory authority or is made with the consent of such regulatory authority, and is otherwise lawful.

9.7 Language

The parties hereto confirm their express wish that this indenture and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Notwithstanding such express wish, the parties agree that any such document or agreement, or any part thereof or of this indenture, may be drawn up in the French language.

Les parties aux présentes conferment leur volonté expresse que la présente convention ainsi que tous les documents et conventions s'y rattachant directement ou indirectement soient rédigés en anglais. Nonobstant cette volonté expresse, les parties aux présentes conviennent que la présente convention ainsi que tous les documents et conventions s'y rattachant directement ou indirectement, ou toute partie de ceux-ci, puissant être rédigés en français.

9.8 Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this indenture.

**IN WITNESS WHEREOF** the parties hereto have executed this indenture under the hands of their proper officers in that behalf.

**ONTZINC CORPORATION**

Per: ______________________________
Authorized Signing Officer

**EQUITY TRANSFER SERVICES INC.**

Per: ______________________________
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

SCHEDULE "A"

**FORM OF WARRANT CERTIFICATE**

[All certificates representing Warrants originally issued to a U.S. person or a person in the United States or a person for the account or benefit of a U.S. person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT "CONSTITUTE" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."]

[All certificates representing Warrants issued outside the United States to persons other than U.S. persons, or for the account or benefit of U.S. persons or persons in the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."]

[All certificates representing Warrant Shares originally issued to a U.S. person or a person in the United States or a person for the account or benefit of a U.S. person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH

SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."].

CUSIP No. 683381 11 5

**Warrant Certificate No. W______**

Representing ____________
Warrants to acquire
Common Shares

**COMMON SHARE PURCHASE WARRANTS**

**OF**

**ONTZINC CORPORATION**

THIS CERTIFIES that, for value received, the registered holder hereof, (the "holder") is entitled at any time prior to 5:00 p.m. (Toronto time) on ●, 2009, to subscribe for one Common Share of ONTZINC Corporation (the "Company") for each Share Purchase Warrant represented hereby, subject to adjustment in the events and manners set forth in the Warrant Indenture hereinafter mentioned, by surrendering to Equity Transfer Services Inc. (the "Warrant Agent") at its principal stock transfer offices in the City of Toronto, Ontario, this Warrant Certificate, with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of $0.105 per Common Share, subject to adjustment in the events and manners set forth in the Warrant Indenture hereinafter mentioned, (the "Exercise Price") by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company in the City of Toronto, Ontario. The holder of this Warrant Certificate may purchase less than the number of Common Shares that such holder is entitled to purchase on the exercise of the Share Purchase Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Share Purchase Warrants not then exercised will be issued to the holder.

Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Share Purchase Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal stock transfer offices in the City of Toronto, Ontario.

Upon due exercise of the Share Purchase Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder's signature on the Subscription Form herein shall be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder(s) in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate the Warrant Agent shall issue a certificate(s) representing such Common Shares within five Business Days after such exercise of the Share Purchase Warrants.

This Warrant Certificate represents Share Purchase Warrants of the Company issued or issuable under the provisions of the Warrant Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of December ●, 2004 between the Company and the Warrant Agent, as warrant agent, that contains particulars of the rights of the holders of the Share Purchase Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Share Purchase Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture is available for inspection at the principal office of the Warrant Agent. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Warrant Indenture. In the event of any conflict between the provisions of this Warrant Certificate and the Warrant Indenture, then the provisions of the Warrant Indenture shall govern.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, accompanied by a duly completed and executed Transfer of Warrants form (as attached hereto) executed by the registered holder(s) or his or their executors,

administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for one or more Warrant Certificates in any other authorized denominations representing in the aggregate an equal number of Warrants represented by the Warrant Certificates being exchanged. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Share Purchase Warrants represented by this certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him or them to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Share Purchase Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

The Share Purchase Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws applicable therein and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Warrant Indenture.

The Company may from time to time and at any time prior to 5:00 p.m. (Toronto time) on ●, purchase any of the Share Purchase Warrants by private agreement or otherwise on such terms and conditions and at such price as the Company may in its sole discretion determine.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Share Purchase Warrant certificate to be signed by its duly authorized officer as of the ● day of December, 2004.

**ONTZINC CORPORATION**

By: ______________________________
Authorized Signing Officer

**This Warrant Certificate represents Share Purchase Warrants referred to in the Warrant Indenture within mentioned.**

Countersigned by:

**EQUITY TRANSFER SERVICES INC.**

By: ____________________
Authorized Signing Officer

Date of Certification: __________________

**TRANSFER OF WARRANTS**

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY, (I) TO ONTZINC CORPORATION, OR (II) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS..

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

(name)

(address)

_____________ of the Warrants registered in the name of the undersigned represented by the within certificate.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, a person in the United States or a U.S. Person (as such terms are defined in Regulation S under the U.S. Securities Act), or for the account or benefit of U.S. persons or persons in the United States.

DATED the _____ day of __________, _____.

Signature of Warrantholder guaranteed by:

_________________________
(Signature of Warrantholder)

_________________________
Authorized Signature Number

NOTE: (1) The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian Schedule I chartered bank or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States, or in accordance with industry standards.

(2) All Warrant certificates issued to a transferee outside the United States to persons other than U.S. persons, or for the account or benefit of U.S. persons or persons in the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, and all certificates issued in exchange therefore or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

Toronto

If by hand or courier:

c/o Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

If by mail:

c/o Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

SUBSCRIPTION FORM

TO: ONTZINC CORPORATION

| Toronto<br>If by hand or courier: | If by mail: |
|---|---|
| c/o Equity Transfer Services Inc.<br>120 Adelaide Street West<br>Suite 420<br>Toronto, Ontario M5H 4C3 | c/o Equity Transfer Services Inc.<br>120 Adelaide Street West<br>Suite 420<br>Toronto, Ontario M5H 4C3 |

The undersigned holder of the within Share Purchase Warrants hereby irrevocably subscribes for ________ Common Shares of ONTZINC Corporation at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, Ontario to the order of ONTZINC Corporation in payment in full of the subscription price of the Common Shares hereby subscribed for.

Capitalized terms used herein shall have the meanings given to them in the Warrant Indenture dated as of December ●, 2004 between ONTZINC Corporation and Equity Transfer Services Inc., as amended and supplemented.

The undersigned hereby directs that the said Common Shares be issued as follows:

| NAME(S) IN FULL | ADDRESS(ES) | NUMBER OF COMMON SHARES |
|---|---|---|
| | | |
| | | |
| | | |

(Please print.)

Note: If securities are issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all applicable transfer or similar taxes and the signature of the holder must be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program or in accordance with industry standards.)

The undersigned certifies as follows (check one box):

A ☐ The undersigned (i) is not a "U.S. Person", within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or a person in the United States (ii) is not exercising this Warrant for the account or benefit of any U.S. Person, (iii) did not execute or deliver this Subscription Form within the United States and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act.

B ☐ The undersigned is an "institutional accredited investor", as such term is defined in Rule 501(a)(1), (2), (3) or (7) of the U.S. Securities Act, exercising this Warrant for its own account or the account of an "institutional accredited investor" over which it exercises sole investment discretion, and has provided to the Company an executed representation letter, substantially in the form attached as Schedule "B" to the Warrant Indenture, a copy of which is available upon request from the Warrant Agent of the Company.

* Unless box B above has been checked, Warrants may not be exercised within the United States or by, or for the account or benefit of, any U.S. Person (as defined by Regulation S under the U.S. Securities Act) and Common Shares will not be issued to any person who has set out an address in the United States nor shall any certificates representing Common Shares be delivered to any U.S. address.

DATED this _____ day of _________, ____.

_______________________ Signature of Warrantholder

_______________________ Signature of Guarantor

_______________________________________ Print Name

_______________________________________ Address

[ ] Please check this box if the securities are to be delivered at the office where these Share Purchase Warrants are surrendered, failing which the securities will be mailed.

SCHEDULE "B"

**REPRESENTATION LETTER**

TO: ONTZINC Corporation

Ladies and Gentlemen:

In connection with the acquisition by the purchaser (the "Subscriber") of common shares (the "Common Shares") of ONTZINC Corporation (the "Company"), the Subscriber or the undersigned on behalf of the Subscriber, as the case may be, hereby represents and agrees for the benefit of each of you that:

1. the Subscriber is authorized to consummate the purchase of the common shares.

2. is an "institutional accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States *Securities Act of 1933*, as amended (the "Securities Act"), because it is:

(a) any bank as defined in Section 3(a)(2) of *the U.S. Securities Act* or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the *U.S. Securities Act* whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the *U.S. Securities Exchange Act of 1934*; any insurance company as defined in Section 2(a)(13) of the *U.S. Securities Act*; any investment company registered under the *Investment Company Act of 1940* or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the *Small Business Investment Act of 1958*; any plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the *Employee Retirement Income Security Act of 1974* if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(b) any private business development company as defined in Section 202(a)(22) of the *Investment Advisers Act of 1940*;

(c) any organization described in Section 501(c)(3) of the *Internal Revenue Code*, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(d) any trust with total assets in excess of US$5,000,000, not formed for the purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

3. The Subscriber is acquiring the Common Shares either for its own account or for one or more accounts of institutional accredited investors as to which it exercises sole investment discretion, in either case for investment purposes, and not with a view to any resale, distribution or other disposition thereof in violation of United States securities laws or applicable state securities laws.

4. The Subscriber understands and acknowledges that neither the Common Shares nor any interest therein has been or will be registered under the Securities Act or any applicable state the securities laws. The Subscriber understands and acknowledges that the Company is under no obligation to register any of the Common Shares on Subscriber's behalf or to assist Subscriber in complying with an exemption from registration.

5. The Subscriber further acknowledges and agrees that, because the Common Shares have not been registered under the Securities Act and the Common Shares will be issued in connection with a private offering exempt from registration under the Securities Act, the Securities are "restricted securities" within the meaning of Rule 144 (a)(3) under the Securities Act and cannot be reoffered or resold unless they are subsequently registered under the Securities Act or an exemption from registration thereunder is available, and that the Subscriber will continue to bear the economic risk of its investment in the Common Shares for an indefinite period of time and withstand a complete loss of, such investment.

6. The Subscriber agrees that it will not re-offer, resell, pledge, hypothecate or otherwise transfer any of the Common Shares (or securities that may be received in replacement thereof or in exchange therefor) except: (a) to the Company, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (c) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (d) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and has therefore furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect. The Subscriber also agrees that

each certificate for the Common Shares (and any certificate issued in replacement thereof or in exchange therefor) shall bear a restrictive legend in substantially the following form and that an appropriate stop transfer order implementing the same shall be lodged with the transfer agent for the Common Shares:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

7. The Subscriber represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Shares. The Subscriber acknowledges that it has had access to such information concerning the Company as it has deemed necessary to make an informed decision to purchase the Common Shares, and has been afforded the opportunity to ask questions and receive answers from representatives of the Company regarding the Company and the terms and conditions relating to investment in the Company, and all such questions have been answered to its full satisfaction.

8. The Subscriber is not purchasing the Common Shares as a result of any general solicitation or general advertising (as these terms are used in Regulation D under the U.S. Securities Act), including, but not limited to: (a) as a result of or subsequent to becoming aware of any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; or (b) as a result of or subsequent to attendance at a seminar or meeting called by any of the means set forth in (a); or (c) as a result of or subsequent to any solicitation by a person not previously known to it in connection with investments in securities generally.

9. The Subscriber consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein.

10. The Subscriber understands and acknowledges that the Company is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act.

11. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares.

12. The Subscriber acknowledges that a purchase of the Common Shares involves a high degree of risk and Subscriber can afford the complete loss of its purchase price for the Common Shares.

Dated ______________, 200___.

______________________________
(Print name of Subscriber)

By: ______________________________

Name: ______________________________
Title: ______________________________

SCHEDULE "C"

**FORM OF DECLARATION FOR REMOVAL OF LEGEND**

TO: Equity Transfer Services Inc.
as registrar and transfer agent
for Common Shares and Warrants of ONTZINC Corporation

c/o Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

The undersigned (a) acknowledges that the sale of the securities of ONTZINC Corporation (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 of the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ________________

____________________________
Name of Seller

By: ________________________
Name:
Title:

## SCHEDULE E

## U.S. PURCHASER'S LETTER

FORM OF U.S. PURCHASER'S LETTER

_______, 2004

**U.S. Purchaser's Letter**

To: Ontzinc Corporation

And To: GMP Securities Ltd.
Canaccord Capital Corporation
Haywood Securities Inc.
Orion Securities Inc.
Harris Partners Limited
McFarlane Gordon Inc.
Northern Securities Inc.
(collectively, the "Agents")

And To: **[Add U.S. Agents]**

c/o GMP Securities Ltd.
145 King Street West
Suite 1100
Toronto, Ontario M5H 1J8
Attention: Mark Wellings, P.Eng., MBA

Re: Purchase of Subscription Receipts of ONTZINC Corporation

Ladies and Gentlemen:

In connection with its agreement to purchase Subscription Receipts (the "Subscription Receipts") of ONTZINC Corporation (the "Company"), where each Subscription Receipt will be exchangeable for one post-consolidation common share (the "Common Shares") and one half of one common share purchase warrant (the "Warrant"), and each such Warrant will be exercisable for a post-consolidation common share (the "Warrant Shares", together with the Common Shares, the Warrants and the Subscription Receipts, the "Securities"), the undersigned represents, warrants and covenants to you as follows:

(a) it is authorized to consummate the purchase of the Securities;

(b) it understands that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and that the offer and sale of Securities to it is being made in reliance on an exemption from the registration requirements of the U.S. Securities Act for offers and sales to institutional "accredited investors" (as such term is defined on Annex A hereto, "Institutional Accredited Investors");

(c) prior to the time of purchase of any Securities, it has received a copy, for its information only, of the final Canadian prospectus, together with a final U.S. private placement memorandum, relating to the offering in the United States of the Securities and it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Securities;

(d) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Securities and is able, without impairing its financial condition, to hold such Securities for an indefinite period of time and to bear the economic risks of, and withstand a complete loss of, such investment;

(e) it is an Institutional Accredited Investor and is acquiring the Securities either for its own account or for one or more accounts of Institutional Accredited Investors as to which it exercises sole investment discretion, in either case for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities in violation of United States securities laws or applicable state securities laws;

(f) it is acquiring Securities having an aggregate purchase price of at least Cdn$75,000 either for its own account or for one or more accounts of Institutional Accredited Investors as to which it exercises sole investment discretion;

(g) it acknowledges that it has not purchased the Securities as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h) it agrees that if it decides to offer, sell or otherwise transfer any of the **Subscription Receipts or Warrants**, such Subscription Receipts or Warrants may be offered, sold or otherwise transferred, directly or indirectly, only, (i) to the Company, or (ii) outside the United States to persons other than U.S. persons, or for the account or benefit of U.S. persons or persons in the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(i) it agrees that if it decides to offer, sell or otherwise transfer any of the **Common Shares or Warrant Shares**, such Common Shares or Warrant Shares may be offered, sold or otherwise transferred, directly or indirectly, only, (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (iii) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (iv) in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and, if requested by the Company, has therefore furnished to the Agents, the U.S. Agents and the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect;

(j) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing Subscription Receipts and Warrants originally issued to a U.S. person or a person in the United States

or a person for the account or benefit of a U.S. person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY **[FOR SUBSCRIPTION RECEIPTS INCLUDE "AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES"] [FOR WARRANTS INCLUDE "AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF"]** HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT "CONSTITUTE" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.";

provided, that if securities are being sold under paragraph (h)(ii) above, and provided that the Company is a "Foreign Issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Equity Transfer Services Inc., as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time); provided however that all certificates representing Subscription Receipts or Warrants issued to a transferee pursuant to a sale under paragraph (h)(ii) above, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND **[FOR SUBSCRIPTION RECEIPTS INCLUDE "AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES"] [FOR WARRANTS INCLUDE "AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF"]** HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.";

further, it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing Common Shares or Warrant Shares originally issued to a U.S. person or a person in the United States or a person for the account or benefit of a U.S. person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided, that if securities are being sold under paragraph (i)(ii) above, and provided that the Company is a "Foreign Issuer" within the meaning of Regulation S at the time of sale, any such legend may be removed by providing a declaration to Equity Transfer Services Inc., as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time); and provided further, that, if any such securities are being sold under paragraph (i)(iii) above, the legend may be removed by delivery to Equity Transfer Services Inc. and the Company of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(k) it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth and described herein;

(l) it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(m) it understands and acknowledges that the Company is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act;

(n) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities; and

(o) it shall, prior to any exercise of Warrants, sign and deliver a purchaser's letter, substantially in the form of this purchaser's letter and dated the date of such exercise,

setting forth the representations, warranties and covenants set forth in paragraphs (a), (b), (d), (e), (g), (i) through (n) inclusive, with respect to the Warrants.

The undersigned understands and acknowledges that the representations and warranties and agreements contained herein are made by it with the intent that they may be relied upon by the Company, the Agents and the U.S. Agents in determining its eligibility to purchase the Securities. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Securities.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

**SUBSCRIPTION PARTICULARS**

**BOX A:**

**Particulars of Purchase of Subscription Receipts**

| | |
|---|---|
| Number of Subscription Receipts Subscribed For: | ____________ |
| Total subscription price payable: (Cdn$● x number of Subscription Receipts): | ____________ |

**BOX B:**

**Purchaser Information**

| | |
|---|---|
| Name of Purchaser: | |
| Street Address: | |
| Street Address (2): | |
| City and Province/State: | |
| Postal/Zip Code: | |
| Contact Name: | |
| Alternate Contact: | |
| Phone No.: | |

Fax No:

**BOX C:**

| **Registration Information**<br>Registration of the certificates representing the Securities should be made exactly as follows (if space is insufficient, attach a list): | |
|---|---|
| Name of Purchaser: | |
| Street Address: | |
| Street Address (2): | |
| City and Province/State: | |
| Postal/Zip Code: | |
| Contact Name: | |
| Alternate Contact: | |
| Phone No.: | |
| Fax No: | |

**BOX D:**

| **Delivery of Certificates**<br>The certificates representing the Securities are to be delivered as follows (if different from the address(es) set forth in Box B above): | |
|---|---|
| Name of Purchaser: | |
| Street Address: | |
| Street Address (2): | |
| City and Province/State: | |
| Postal/Zip Code: | |
| Contact Name: | |
| Alternate Contact: | |
| Phone No.: | |
| Fax No: | |

**BOX E:**

**Beneficial Purchaser Information**

If the Purchaser is acting for a beneficial purchaser, the name and address of such beneficial purchaser is as follows:

| | |
|---|---|
| Name of Purchaser: | |
| Street Address: | |
| Street Address (2): | |
| City and Province/State: | |
| Postal/Zip Code: | |
| Contact Name: | |
| Alternate Contact: | |
| Phone No.: | |
| Fax No: | |

**SIGNATURE OF PURCHASER**

Signature of Purchaser (on its own behalf and, if applicable, on behalf of each principal for whom it is contracting hereunder).

______________________________

(Full Name of Purchaser - please print)

______________________________

(Authorized Signature)

______________________________

(Name and Official Capacity - please print)

ANNEX A

## DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Institutional Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Equity Transfer Services Inc.
as registrar and transfer agent
for Subscription Receipts, Warrants, Common Shares and Warrant Shares of
ONTZINC CORPORATION
c/o Equity Transfer Services Inc.
120 Adelaide street West, Suite 420
Toronto, Ontario
M5H 4C3
Canada

The undersigned (a) acknowledges that the sale of the securities of ONTZINC CORPORATION (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ______________________ ______________________________

Name of Seller

By:______________________________

Name:

Title:

## SCHEDULE F

## AGENTS' CERTIFICATE

In connection with the private placement of Subscription Receipts of **ONTZINC Corporation** (the "Company"), with institutional "accredited investors" that are in the United States, U.S. Persons or acting for the account or benefit of persons in the United States or U.S. Persons (each, a "U.S. Private Placee") pursuant to an Agency Agreement dated as of December 13, 2004 (the "Agents Agreement"), the undersigned, GMP Securities Ltd., on behalf of the several underwriters (the "Agents") referred to in the Underwriting Agreement, and **[U.S. broker dealer affiliate]**, in its capacity as the U.S. broker dealer affiliate of **[each of] [Name[s] of U.S. Affiliate[s] ([the] [each a]** "U.S. Affiliate"), do hereby certify that:

(1) **[each] [the]** U.S. Affiliate is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(2) all offers and sales of the Subscription Receipts to U.S. Private Placees were made to a maximum of 50 institutional "accredited investors" (as defined below) by all Agents and their U.S. Affiliates;

(3) all offers and sales of the Subscription Receipts in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(4) each U.S. Private Placee was provided with a copy of the U.S. Private Placement Memorandum and no written material, other than the U.S. Private Placement Memorandum was used in connection with the offer or sale of the Subscription Receipts in the United States;

(5) immediately prior to our transmitting the U.S. Private Placement Memorandum to such U.S. Private Placee, we had reasonable grounds to believe and did believe that each U.S. Private Placee was an institutional "accredited investor" ("Institutional Accredited Investor") as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act of 1933, as amended, and, on the date hereof, we continue to believe that each U.S. Private Placee is an Institutional Accredited Investor;

(6) no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Subscription Receipts to U.S. Private Placees;

(7) prior to any sale of Subscription Receipts in the United States, we caused each U.S. Private Placee to sign a U.S. Purchaser's Letter containing representations, warranties and agreements to the Company substantially similar to those set forth in Schedule E to the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

**DATED** this _____ day of _______________, 2004.

**GMP SECURITIES LTD.**

Per: ______________________________

Name:
Title:

**[NAME[S] OF U.S. AFFILIATE[S]]**

Per: ______________________________

Name:
Title:

**ONTZINC CORPORATION**

- and -

**GMP SECURITIES LTD.**

- and -

**EQUITY TRANSFER SERVICES INC.**

---

# SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of
up to 1,917,510,000 Subscription Receipts

December 21, 2004

## TABLE OF CONTENTS

**THIS SUBSCRIPTION RECEIPT AGREEMENT** dated as of December 21, 2004

A M O N G :

**ONTZINC CORPORATION,**
a corporation incorporated under the laws of the Province of Ontario

(hereinafter called the "**Company**")

A N D

**GMP SECURITIES LTD.,**
a corporation incorporated under the laws of Canada

(hereinafter called "**GMP**")

A N D

**EQUITY TRANSFER SERVICES INC.,**
a company incorporated under the laws of the Province of Ontario

(hereinafter called the "**Subscription Receipt Agent**")

RECITALS

**WHEREAS:**

A. The Company proposes to issue Subscription Receipts (as hereinafter defined) exchangeable by the holder for Common Shares (as hereinafter defined) and Warrants (as hereinafter defined) on the terms hereinafter set forth;

B. The Company is duly authorized to create and issue the Subscription Receipts to be issued as herein provided;

C. All things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Agreement;

D. The foregoing recitals are made as statements of fact by the Company and not by the Subscription Receipt Agent or GMP;

E. The Subscription Receipt Agent has agreed to enter into this Agreement and to hold in escrow the Escrowed Funds (as defined herein) for and on behalf of the

Company and holders of Subscription Receipts issued pursuant to this Agreement from time to time;

NOW THEREFORE, in consideration of the premises and the covenants of the parties it is hereby agreed and declared as follows:

## ARTICLE 1

## INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

"**Acquisition**" means the acquisition of all of the outstanding shares of 156240 Canada Inc. by the Company's wholly owned subsidiary, HudBay Mining and Smelting Inc. ("Buyco"), pursuant to the Acquisition Agreement;

"**Acquisition Agreement**" means the share purchase agreement between the Company and Anglo American International, S.A. dated October 7, 2004 and the amending agreement in respect thereof dated December 15, 2004 and the assignment thereof to Buyco dated December 21, 2004;

"**Agents**" means, collectively, GMP, Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc.;

"**Agents' Fee**" means the amount equal to 6% of the gross proceeds received from the sale of all Subscription Receipts;

"**Agency Agreement**" means the agency agreement dated December 14, 2004 among the Company and the Agents;

"**Auditors**" mean the auditors of the Company, from time to time;

"**Business Day**" means a day that is not a Saturday, Sunday, a day on which banks are closed in the City of Toronto, Ontario or civic or statutory holiday in the City of Toronto, Ontario;

"**Capital Reorganization**" has the meaning ascribed thereto in subsection 5.2(4);

"**Closing Date**" means the date on which the Subscription Receipts are first issued and sold by the Company pursuant to the Agency Agreement;

"**Common Shares**" means the common shares in the capital of the Company prior to the Consolidation; provided that if the exchange rights

are adjusted or altered, subsequent to the issue of the Subscription Receipts, pursuant to Article 5, "**Common Shares**" shall thereafter mean the shares or other securities or property that a Subscription Receiptholder is entitled to on an exchange after the adjustment;

"**Company**" means ONTZINC Corporation, a corporation incorporated under the laws of the Province of Ontario, and its lawful successors from time to time;

"**Consolidation**" means the consolidation of the common shares of the Company on the basis of one new common share for every 30 common shares outstanding, as determined by the directors in accordance with the special resolution of shareholders of the Company approved November 4, 2004;

"**Convertible Security**" means a security of the Company (other than the Subscription Receipts and the Warrants) convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

"**counsel**" means a barrister, solicitor or attorney or a firm of barristers and solicitors or attorneys (who may be counsel to the Company), in both cases acceptable to the Subscription Receipt Agent;

"**Current Market Price**" at any date, means the weighted average price per share at which the Common Shares have traded:

(i) on the TSXV;

(ii) if the Common Shares are not listed on the TSXV, on such other stock exchange upon which the Common Shares are listed which forms the primary trading market for the Common Shares; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 20 consecutive trading days ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

"**Debt Closing Notice**" means a notice substantially in the form attached as Schedule "D";

"**Debt Financing**" means the sale of U.S.$175,000,000 aggregate principal amount of senior secured notes of Buyco the proceeds from which will partly fund the purchase price payable by Buyco in respect of the Acquisition;

"**Default**" means the failure of the Company to satisfy the Release Conditions prior to the Termination Time;

"**Default Notice**" means the notice to be provided pursuant to section 7.4 to the Subscription Receipt Agent and each Subscription Receiptholder by the Company forthwith following a Default;

"**director**" means a member of the board of directors of the Company at the relevant time;

"**Dividends**" means dividends (payable in cash or in securities, property or assets of equivalent value) declared and/or payable on the Common Shares;

"**Earnings**" means the interest or other income (including gains) actually earned on the investment of the Initial Escrowed Funds;

"**Escrowed Funds**" at any time means the aggregate of: (i) the Initial Escrowed Funds, and (ii) any Earnings derived directly or indirectly from time to time from the Initial Escrowed Funds; less (iii) any Losses;

"**Exchange Number**" at any time means that number of Common Shares or other securities or property that Subscription Receiptholders are entitled to receive for each Subscription Receipt held upon deemed exchange of the Subscription Receipts in accordance with the terms and conditions of this Agreement as such number may be adjusted pursuant to Article 5 hereof and such number, as at the date hereof, is equal to one Common Share per Subscription Receipt;

"**Exchange Period**" means the period commencing on the date hereof and terminating on the earlier of the Exchange Time and the Termination Time;

"**Exchange Time**" means the time at which the Acquisition closes pursuant to the Acquisition Agreement;

"**extraordinary resolution**" has the meaning ascribed thereto in sections 9.12 and 9.15;

"**GMP**" means GMP Securities Ltd.;

"**Initial Escrowed Funds**" means the aggregate gross proceeds from the sale of Subscription Receipts pursuant to the Agency Agreement;

"**Losses**" means any losses actually suffered from investing the Initial Escrowed Funds;

"**Offered Shares**" has the meaning ascribed thereto in subsection 5.2(2);

"**Option Closing Date**" means any date on which Subscription Receipts are issued and sold by the Company pursuant to any exercise of the over-allotment option in accordance with the Agency Agreement;

"**person**" means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

"**Prospectus**" means the prospectus of the Company dated December 14, 2004 filed with the securities regulatory authorities of each province of Canada regarding the offering to the public of the Subscription Receipts;

"**Purchase Price**" means $0.075 per Subscription Receipt;

"**Purchaser**" means a purchaser of Subscription Receipts;

"**Qualified Investments**" means short term interest bearing or discount obligations issued or guaranteed by the government of Canada, a province of Canada, or a Canadian chartered bank provided that each such obligation is rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating by an equivalent rating service;

"**Regulation D**" means Regulation D adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

"**Release Certificate**" means the certificate substantially in the form attached as Schedule "C";

"**Release Conditions**" means (i) all conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled or waived to the satisfaction of the Company, provided that any waiver under or amendment to the Acquisition Agreement shall not have caused the Prospectus to contain a misrepresentation (as defined in Securities Laws) or the U.S. Private Placement Memorandum to include any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the information and statements contained therein, in light of the circumstances in which they were made, not misleading and the parties to the Acquisition Agreement are prepared to close not later than the next Business Day; (ii) shareholders of the Company have approved the Consolidation to be effected forthwith

following completion of the Acquisition; and (iii) the Company and the lead manager of the Debt Financing have notified the Subscription Receipt Agent that the Debt Financing has closed or is prepared to close not later than the next Business Day;

"**Release Deadline**" means, in the absence of an agreement between GMP and the Company establishing otherwise, 5:00 p.m. (Toronto time) on February 28, 2005;

"**Rights Offering**" has the meaning ascribed thereto in subsection 5.2(2);

"**Securities Laws**" means the securities laws, regulations, rules, rulings and orders in each of the provinces of Canada, the applicable policy statements issued by the securities regulators in each of the provinces of Canada, and the rules, by-laws and requirements of the TSXV and the TSX;

"**Share Reorganization**" has the meaning ascribed thereto in subsection 5.2(1);

"**Shareholders' Rights Plan**" means the shareholders rights plan of the Company effective as of November 9, 2004 and subject to shareholder approval;

"**Special Distribution**" has the meaning ascribed thereto in subsection 5.2(3);

"**shareholder**" means an owner of record of one or more Common Shares or shares of any other class or series in the capital of the Company;

"**Subscription Receipt Agent**" means Equity Transfer Services Inc., a company incorporated under the laws of Canada, or any lawful successor thereto including through the operation of section 11.7 in its role as registrar and transfer agent for the Subscription Receipts and in its role as escrow agent to hold and disburse the Escrowed Funds on behalf of the Company and Subscription Receiptholders pursuant to the terms and conditions of this Agreement;

"**Subscription Receipt Certificates**" means the certificates representing the Subscription Receipts substantially in the form attached as Schedule "A" hereto or such other form as may be approved under subsection 2.4(1) evidencing Subscription Receipts with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement and as the Company may deem necessary or desirable;

"**Subscription Receiptholder's Escrowed Funds**" means at any time that portion of the Escrowed Funds equal to the number of Subscription Receipts held by the Subscription Receiptholder at that time divided by the aggregate number of Subscription Receipts outstanding at that time;

"**Subscription Receiptholders' Request**" means an instrument, signed in one or more counterparts by Subscription Receiptholders entitled to purchase, in the aggregate, not less than 25% of the aggregate number of all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

"**Subscription Receiptholders**" or "**holders**" means the holders of Subscription Receipts for the time being entered in the register maintained pursuant to section 3.4;

"**Subscription Receipts**" means the Subscription Receipts authorized to be created by the Company under section 2.1 and issued and certified under this Agreement, entitling the holders thereof to acquire Common Shares and Warrants subject to the terms and conditions of this Agreement and the Subscription Receipt Certificates and evidenced by Subscription Receipt Certificates;

"**subsidiary of the Company**" means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, "voting shares" means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

"**Termination Time**" means the earlier of (i) 5:00 p.m. (Toronto time) on February 28, 2005 and (ii) the date on which the Acquisition Agreement is terminated;

"**this Subscription Receipt Agreement**", "**this Agreement**", "**herein**", "**hereby**" and similar expressions mean or refer to this Subscription Receipt Agreement and any agreement, deed or instrument supplemental or ancillary hereto; and the expressions "**Article**", "**section**" or "**subsection**" followed by a number or letter mean and refer to the specified Article, section or subsection of this Agreement;

"**trading day**" means a day on which the TSXV (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"**Transfer Agent**" means the transfer agent or agents for the Common Shares and the Warrants, at the applicable time;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Private Placement Memorandum**" means the final U.S. private placement memorandum including the Prospectus;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended, of the United States;

"**United States**" means the United States as that term is defined in Regulation S;

"**Warrant Indenture**" means the indenture between the Company and the Subscription Receipt Agent dated the date hereof providing for, among other things, the issuance of the Warrants;

"**Warrants**" means the common share purchase warrants of the Company issuable in accordance with the terms and conditions of the Warrant Indenture upon exchange of the Subscription Receipts in accordance with the terms and conditions of this Agreement;

"**written order of the Company**", "**written request of the Company**", "**written consent of the Company**" and "**certificate of the Company**" and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

1.2 Words Importing the Singular

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3 Interpretation not Affected by Headings

The division of this Agreement into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Day not a Business Day

In the event that any day on which the Exercise Period expires or on or before which any action is required to be taken hereunder is not a Business Day, then the Exercise Period shall expire on or the action shall be required to be taken on or before the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in all respects in this Agreement, the Subscription Receipts and the Subscription Receipt Certificates.

1.6 Governing Law

This Agreement, the Subscription Receipts and the Subscription Receipt Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7 Meaning of "outstanding" for Certain Purposes

Every Subscription Receipt Certificate countersigned and delivered by the Subscription Receipt Agent hereunder shall be deemed to be outstanding until it has been exchanged or cancelled pursuant to this Agreement, provided however that:

(a) where a Subscription Receipt Certificate has been issued in substitution for a Subscription Receipt Certificate that has been lost, stolen or destroyed, only the Subscription Receipt Certificate so issued in substitution shall be counted for the purpose of determining the Subscription Receipts outstanding; and

(b) for the purpose of any provision of this Agreement entitling holders of outstanding Subscription Receipts to vote, sign consents, requests or other instruments or take any other action under this Agreement, Subscription Receipts owned legally or equitably by the Company or any subsidiary of the Company or any partnership to which the Company may be directly or indirectly a party shall be disregarded, except that:

(i) for the purpose of determining whether the Subscription Receipt Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Subscription Receipts of which the Subscription Receipt Agent has notice that they are so owned shall be disregarded; and

(ii) Subscription Receipts so owned that have been pledged in good faith other than to the Company or any subsidiary of

the Company or any partnership to which the Company may be directly or indirectly a party shall not be so disregarded if the pledgee establishes to the satisfaction of the Subscription Receipt Agent, by providing the Subscription Receipt Agent with a legal opinion of counsel, the pledgee's right to vote the Subscription Receipts in the pledgee's discretion free from the control of the Company or any subsidiary of the Company or any partnership to which the Company may be directly or indirectly a party to pursuant to the terms of the pledge.

1.8 Currency

Unless otherwise stated, all dollar amounts referred to in this Agreement are in Canadian dollars. United States dollars are referred to as "United States dollars" or "US$".

## ARTICLE 2

## ISSUE OF SUBSCRIPTION RECEIPTS

2.1 Issue of Subscription Receipts

The creation by the Company of a total of up to 1,917,510,000 Subscription Receipts and the issuance of such securities at the Purchase Price is hereby authorized. Subscription Receipt Certificates evidencing Subscription Receipts shall be executed by the Company and, upon the written direction of the Company, shall be certified by or on behalf of the Subscription Receipt Agent and delivered by the Subscription Receipt Agent to the Company in accordance with such written direction of the Company.

2.2 Terms of Subscription Receipts

(1) Subject to the provisions of Articles 4 and 5, each of the Subscription Receipts issued under section 2.1 shall entitle the holder thereof to receive from the Company, without further payment therefor:

(a) the number of Common Shares equal to the Exchange Number in effect at the Exchange Time; and

(b) one-half of one Warrant.

(2) Fractional Subscription Receipts shall not be issued or otherwise provided for.

2.3 Subscription Receipt Certificates

(1) Subscription Receipts shall be issued in registered form only and shall be evidenced only by Subscription Receipt Certificates with appropriate insertions, omissions, substitutions and variations as may be required or permitted by the terms of

this Agreement and certification of the Subscription Receipt Certificates by the Subscription Receipt Agent shall be conclusive evidence of approval by the Company and the Subscription Receipt Agent of any such insertion, omission, substitution and variation. All Subscription Receipt Certificates shall be dated as of the date hereof, shall bear such legends, distinguishing letters and numbers as the Company shall, with the approval of the Subscription Receipt Agent, prescribe.

(2) The Subscription Receipt Agent shall maintain and make available to the Company a register, in accordance with section 3.4, of the names and addresses of all persons to whom Subscription Receipt Certificates have been issued and the Subscription Receipt Agent shall mail or deliver Subscription Receipt Certificates evidencing the Subscription Receipts to those persons or as directed by the Company.

2.4 Issue in Substitution for Lost Subscription Receipts

(1) In case any of the Subscription Receipt Certificates issued and certified in this Agreement shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.4(2), shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like date and tenor and bearing the same legends, if any, as the one mutilated, lost, destroyed or stolen upon surrender of, in place of and upon cancellation of the mutilated Subscription Receipt Certificate or in lieu of and in substitution for the lost, destroyed or stolen Subscription Receipt Certificate and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and the Subscription Receipts evidenced by it will entitle the holder to the benefit hereof and will rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Subscription Receipt Agent in their discretion and the applicant shall also be required to furnish an indemnity in amount and form satisfactory to the Company and the Subscription Receipt Agent in their discretion and shall pay the reasonable charges of the Company and the Subscription Receipt Agent in connection therewith.

2.5 Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise shall be construed as conferring upon a Subscription Receiptholder any right or interest whatsoever as a shareholder or warrantholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or the right to receive any dividends or other distributions or the right to vote at, to receive notice of, or to attend meetings of

warrantholders or any other proceeding of the Company pursuant to the terms and conditions of the Warrant Indenture.

2.6 Subscription Receipts to Rank *Pari Passu*

A Subscription Receipt shall rank *pari passu* with all other Subscription Receipts, whatever may be the actual date of issue of the Subscription Receipt Certificates that evidence them.

2.7 Signing of Subscription Receipts

The Subscription Receipt Certificates shall be signed by any one of the directors or officers of the Company and may, but need not be under a corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile, engraved, printed or lithographed and Subscription Receipt Certificates bearing those facsimile signatures shall be binding upon the Company as if they had been manually signed by the director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as a director or officer may no longer hold office at the date of the Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to section 2.8, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Agreement.

2.8 Certification by the Subscription Receipt Agent

(1) No Subscription Receipt Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent in accordance with a written direction of the Company, substantially in the form approved by the Company and the Subscription Receipt Agent and the certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Company that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(2) The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefor, except as otherwise specified herein.

2.9 Legended Certificates

(1) (a) The Subscription Receipt Agent understands and acknowledges that the Subscription Receipts and the Common Shares and Warrants issuable upon

exchange of the Subscription Receipts have not been, and will not be, registered under the U.S. Securities Act;

(b) Each Subscription Receipt Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of such Subscription Receipt Certificates, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

(c) Each Subscription Receipt Certificate originally issued to a person, other than a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.";

## ARTICLE 3

## EXCHANGE OF CERTIFICATES AND OWNERSHIP OF SUBSCRIPTION RECEIPTS

### 3.1 Exchange of Subscription Receipt Certificates

(1) One or more Subscription Receipt Certificates may, upon compliance with the requirements of the Subscription Receipt Agent, acting reasonably, be exchanged for one or more Subscription Receipt Certificates of different denomination(s) evidencing in the aggregate an equal number of Subscription Receipts as the number of Subscription Receipts represented by the Subscription Receipt Certificates being exchanged.

(2) Subscription Receipt Certificates may be exchanged only at the principal transfer office of the Subscription Receipt Agent in the City of Toronto, Ontario or at any other place that is designated by the Company in writing with the approval of the Subscription Receipt Agent. Any Subscription Receipt Certificates tendered for exchange shall be surrendered to the Subscription Receipt Agent or to its agent and cancelled. The Company shall sign all Subscription Receipt Certificates necessary to carry out exchanges as aforesaid and those Subscription Receipt Certificates shall be certified by or on behalf of the Subscription Receipt Agent.

(3) Subscription Receipt Certificates issued in exchange for Subscription Receipt Certificates that bear the legend set forth in subsection 2.9(1)(b) or 2.9(1)(c) shall bear the same legend.

### 3.2 Charges for Exchange

For each Subscription Receipt Certificate exchanged, the Subscription Receipt Agent, except as otherwise herein provided, shall charge, if required by the Company, a reasonable sum for each new Subscription Receipt Certificate issued. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Subscription Receipt Agent or the Company for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.

### 3.3 Ownership of Subscription Receipts

The Company, the Subscription Receipt Agent and the Agents may deem and treat the holder of any Subscription Receipt Certificate as the absolute owner of the Subscription Receipts represented thereby for all purposes and the Company and the Subscription Receipt Agent shall not be affected by any knowledge to the contrary. The holder of any Subscription Receipt shall be entitled to the rights evidenced by that Subscription Receipt free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Common Shares and Warrants pursuant to Article 4 or the return of the Subscription Receiptholders Escrowed Funds together with Earnings thereon pursuant hereto shall be a good discharge to the

Company and the Subscription Receipt Agent for the same and neither the Company nor the Subscription Receipt Agent shall be bound to inquire into the title of any holder.

3.4 Registration and Transfer of Subscription Receipts

(1) The Company hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts. The Company may hereafter, with the consent of the Subscription Receipt Agent, appoint one or more other additional registrars of the Subscription Receipts.

(2) The Company shall cause a register to be kept by the Subscription Receipt Agent and the Subscription Receipt Agent agrees to maintain such a register at its principal stock transfer office in the City of Toronto, Ontario, in which shall be entered the names and addresses of the holders of Subscription Receipts and other particulars of the Subscription Receipts held by them respectively and of all transfers of Subscription Receipts, and the Subscription Receipt Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Subscription Receipt or Subscription Receipts pursuant to the terms of this Agreement or the terms thereof. The Company shall also cause a transfer agency (a "**Transfer Agency**") to be maintained by the Subscription Receipt Agent and the Subscription Receipt Agent shall maintain such Transfer Agency at its principal stock transfer office in the City of Toronto, Ontario, and in such other place or places and by such other agent as the Company with the approval of the Subscription Receipt Agent may designate. No transfer of Subscription Receipts shall be valid unless: (i) made by the holder or the holder's executors or administrators or other legal representatives or the holder's or their attorney duly appointed by an instrument in writing, in form and executed in a manner satisfactory to the Subscription Receipt Agent; (ii) such transfer complies with all applicable Securities Laws and the U.S. Securities Act and the rules and regulations promulgated thereunder and such reasonable requirements as the Subscription Receipt Agent may prescribe; (iii) the transfer shall have been duly entered on the register by the Subscription Receipt Agent; and (iv) the Subscription Receipt Certificate evidencing the Subscription Receipts to be transferred has been surrendered in accordance with this Article and a duly completed and executed Form of Transfer attached to the Subscription Receipt Certificate and all other declarations required by this Agreement have been submitted to the Subscription Receipt Agent. The Subscription Receipt Agent is entitled to assume compliance with Securities Laws and the U.S. Securities Act and the rules and regulations promulgated thereunder unless otherwise notified in writing by the Company.

(3) The register referred to in this section shall at all reasonable times be open for inspection by the Company, by the Subscription Receipt Agent and by any Subscription Receiptholder upon receipt by the Subscription Receipt Agent of a written request to permit such an inspection during normal business hours.

(4) Subject to subsection 3.4(2) the holder of a Subscription Receipt may at any time and from time to time have the Subscription Receipt transferred at the Transfer Agency

in accordance with such reasonable regulations as the Subscription Receipt Agent and the Company may prescribe.

(5) Except as required by law, neither the Subscription Receipt Agent nor any other registrar nor the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt and may transfer any Subscription Receipt on the written direction of the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(6) The register required to be kept at the City of Toronto, Ontario shall not be closed on any Business Day.

(7) The Subscription Receipt Agent shall, when requested so to do in writing by the Company, furnish the Company with a list of names and addresses of the Subscription Receiptholders showing the number of Subscription Receipts held by each Subscription Receiptholder and the date and particulars of issue and transfer of each Subscription Receipt.

(8) No duty shall rest with the Subscription Receipt Agent to determine compliance of the transferor or transferee of the Subscription Receipts with applicable Securities Laws or the U.S. Securities Act and the rules and regulations promulgated thereunder. The Subscription Receipt Agent shall be entitled to assume that all transfers are legal and proper.

(9) If a Subscription Receipt Certificate tendered for transfer bears the legend set forth in section 2.9(1)(b), the Subscription Receipt Agent shall not register such transfer unless the transferor has provided the Subscription Receipt Agent with the Subscription Receipt Certificate and (A) the transfer is made to the Company or (B) a declaration to the effect set forth in Schedule "B" to this Subscription Receipt Agreement, or in such other form as the Company may from time to time prescribe, is delivered to the Subscription Receipt Agent. Any Subscription Receipt Certificate issued to a transferee in a transfer contemplated by this section 3.4(9) shall bear the legend as set forth in subsection 2.9(1)(c).

(10) If the Subscription Receipt Certificate tendered for transfer does not bear the legend set forth in subsection 2.9(1)(b), the Subscription Receipt Agent shall not register such transfer unless the transferor has provided the Subscription Receipt Agent with the Subscription Receipt Certificate and a certificate stating that the transfer is being made, and the offer of the securities being transferred was made, to a person not in the United States and that is not a U.S. Person or a person acquiring the Subscription Receipts for the account or benefit of a person in the United States or a U.S. Person. Notwithstanding the foregoing, the Subscription Receipt Agent shall not register such transfer if the Subscription Receipt Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Subscription Receipt evidenced thereby for the account or benefit of a person in the United States or a U.S. Person. Any Subscription Receipt Certificate issued to a transferee in a transfer

contemplated by this section 3.4(10) shall bear the legend set forth in subsection 2.9(1)(c)

## ARTICLE 4

## EXCHANGE OF SUBSCRIPTION RECEIPTS

4.1 Satisfaction of Release Conditions

(1) If prior to the Termination Time the Company delivers to GMP the Release Certificate executed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company together with an executed copy of the Debt Closing Notice, then GMP shall forthwith acknowledge satisfaction of the Release Conditions by countersigning the Release Certificate, whereupon the Company shall deliver such Release Certificate together with the copy of the executed Debt Closing Notice to the Subscription Receipt Agent.

(2) If the Acquisition closes pursuant to the Acquisition Agreement by 4:00 pm on the Business Day immediately following the day of the delivery of the Release Certificate to the Subscription Receipt Agent, the Company shall (i) immediately upon closing of the Acquisition deliver to the Subscription Receipt Agent and GMP written notice of the Exchange Time and deliver to the Subscription Receipt Agent an executed copy of the Direction substantially in the form attached as Schedule E and (ii) disclose by press release the exchange of the Subscription Receipts at the Exchange Time in accordance with this Agreement.

(3) As at the Exchange Time, all outstanding Subscription Receipts shall be automatically exchanged or deemed to be exchanged by the holders thereof without any action on the part of the holders (including the surrender of Subscription Receipt Certificates) for Common Shares and Warrants in accordance with section 4.2...

4.2 Effect of Exchange of Subscription Receipts

(1) Upon the exchange of the Subscription Receipts pursuant to section 4.1, and subject to subsection 4.2(3) and sections 4.4, 4.5 and 5.4, the holder of Subscription Receipts shall be entitled without further payment therefor to receive from the Company for each Subscription Receipt the number of Common Shares and Warrants determined in accordance with section 2.2 and the Company shall cause the holder thereof to be entered forthwith on its register of shareholders as the holder of such Common Shares and on its register of Warrant holders as the holder of such Warrants and the Common Shares and Warrants so acquired shall be deemed to have been issued, and the person or persons to whom those Common Shares and Warrants are to be issued shall be deemed to have become the shareholder or shareholders or Warrant holder or Warrant holders, as the case may be, of record of the Common Shares or Warrants, as applicable as at the Exchange Time.

(2) Upon the exchange of the Subscription Receipts as aforesaid, the Company shall, without charge therefore, within three Business Days cause to be mailed to the

person or persons in whose name or names the Common Shares and Warrants so acquired are to be issued at the respective addresses thereof appearing on the register for the Subscription Receipts, certificates for the appropriate number of Common Shares and Warrants that the Subscription Receiptholder is entitled to.

(3) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or the United States or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Common Shares and Warrants issuable upon exercise of the Subscription Receipts may be issued or delivered to a Subscription Receiptholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(4) The Company or, if required by the Company, the Subscription Receipt Agent will give written notice of the issue of the Common Shares and Warrants issuable upon exchange of the Subscription Receipts in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

(5) Subject to subsection 4.4(6), (i) Subscription Receipts may not be exchanged within the United States or by or on behalf of any U.S. Person or person in the United States; and (ii) no Warrants or Common Shares issued upon exchange of Subscription Receipts may be delivered to any address in the United States.

(6) Notwithstanding subsection 4.4(5), (i) Subscription Receipts which bear the legend set forth in section 2.9(1)(b) may be exchanged in the United States or by or on behalf of a U.S. Person or person in the United States, and (ii) Warrants and Common Shares issued upon exchange of any such Subscription Receipts may be delivered to an address in the United States, provided that the person exchanging the Subscription Receipts signs and delivers a letter substantially in the form attached hereto as Schedule "F".

(7) Certificates representing Common Shares issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(b) and which are issued and delivered pursuant to section 4.4(6) shall bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN

THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

(8) Certificates representing Common Shares issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(c) shall not bear any legend for purposes of the U.S. Securities Act.

(9) Certificates representing Warrants issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(b) and which are issued and delivered pursuant to section 4.4(6) shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

(10) Certificates representing Warrants issued upon the exchange of Subscription Receipts which bear the legend set forth in subsection 2.9(1)(c) shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

4.3 No Fractional Common Shares or Warrants

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or Warrants or any cash or other consideration in lieu thereof upon the exchange of Subscription Receipts.

4.4 Expiration of Subscription Receipts

Upon exchange of the Subscription Receipts as at the Exchange Time, all rights under any Subscription Receipt shall wholly cease and terminate upon such exchange.

4.5 Accounting and Recording

The Subscription Receipt Agent shall promptly notify the Company with respect to the exchange of the Subscription Receipts. The Subscription Receipt Agent shall record the particulars of the Subscription Receipts exchanged, including the names and addresses of the persons who become holders of Common Shares and Warrants as at the Exchange Time. Within three Business Days of the day on which the Exchange Time occurs, the Subscription Receipt Agent shall provide those particulars in writing to the Company.

4.6 Cancellation of Surrendered Subscription Receipts

Following the Exchange Time, all Subscription Receipt Certificates shall be cancelled by the Subscription Receipt Agent and, upon written request therefor of the Company, the Subscription Receipt Agent shall furnish the Company with a certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

## ARTICLE 5

## ADJUSTMENT OF EXCHANGE NUMBER

5.1 Definitions

In this Article, the terms "**record date**" and "**effective date**" where used herein shall mean the close of business on the relevant date.

5.2 Adjustment of Exchange Number

The Exchange Number shall be subject to adjustment from time to time in the events and in the manner provided in section 5.3 and as follows:

(1) If during the Exchange Period the Company shall:

(a) issue to all or substantially all the holders of the Common Shares, by way of a stock distribution, stock dividend or otherwise, Common Shares or Convertible Securities; or

(b) subdivide its outstanding Common Shares into a greater number of shares; or

(c) combine or consolidate its outstanding Common Shares into a smaller number of shares,

(any of these events being herein called a "**Share Reorganization**"),

the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization to a number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding after giving effect to the Share Reorganization; and

(ii) the denominator of which shall be the number of Common Shares outstanding on the record date before giving effect to the Share Reorganization.

(2) If during the Exchange Period the Company shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a "**Rights Offering**" and Common Shares that may be acquired in exercise of the Rights Offering

or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the "**Offered Shares**"), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(b) the denominator of which shall be the sum of:

(i) the number of Common Shares outstanding on the record date for the Rights Offering; and

(ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(3) If during the Exchange Period the Company shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution; or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends that Subscription Receiptholders receive under section 6.3) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of these events being herein called a "**Special Distribution**"), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number

that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and

(b) the denominator of which shall be:

(i) the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (B) the Current Market Price thereof on that date;

less,

(ii) the aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(4) If during the Exchange Period there is a reorganization of the Company not otherwise provided for in subsection 5.2(1) or a consolidation or merger or amalgamation of the Company with or into another body corporate including a transaction whereby all or substantially all of the Company's undertaking and assets become the property of any other corporation (any such event being herein called a "**Capital Reorganization**") any holder of a Subscription Receipt at that time shall be entitled to receive and shall accept, upon the exercise of his or her right at any time after the effective date of the Capital Reorganization, in lieu of the number of Common Shares (and any other securities or properties to which holders are entitled upon

exercise of the Subscription Receipts) to which he or she was theretofore entitled upon exercise of the Subscription Receipt, the aggregate number of Common Shares or other securities or property of the Company, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he or she had been the holder of the number of Common Shares (and any other securities to which holders are entitled upon exercise of the Subscription Receipts) to which immediately before the transaction he or she was entitled upon exercise of the Subscription Receipts. No Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Subscription Receipts shall thereafter be entitled to receive the number of Common Shares or other securities or property of the Company or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

(5) If the Company shall reclassify or otherwise change the outstanding Common Shares, the exchange right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Subscription Receipts exchanged thereafter shall be entitled to receive Common Shares as they would have received had the Subscription Receipts been exchanged immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

5.3 Exchange Number Adjustment Rules

The following rules and procedures shall be applicable to adjustments made pursuant to section 5.2:

(1) The adjustments and readjustments provided for in this Article 5 are cumulative and, subject to subsection 5.3(2), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exchange Number or the number or kind of Common Shares or securities purchasable hereunder.

(2) No adjustment in the Exchange Number shall be required unless the adjustment would result in a change of at least 1% in the Exchange Number then in effect, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in the determination of any subsequent adjustment.

(3) No adjustment in the Exchange Number shall be made in respect of any event described in paragraph 5.2(1)(a) or subsections 5.2(2) or (3) if the holders of the Subscription Receipts are entitled to participate in the event on the same terms, *mutatis mutandis*, as if they had exchanged their Subscription Receipts immediately prior to the effective date or record date of the event.

(4) No adjustment in the Exchange Number shall be made pursuant to section 5.2 in respect of the issue of Common Shares pursuant to:

(a) this Agreement; or

(b) the issuance of Common Shares pursuant to the exercise of options granted pursuant to the Company's stock option plans, pursuant to the exercise of rights under currently outstanding warrants to acquire Common Shares, pursuant to the implementation of the Shareholders' Rights Plan, or pursuant to the conversion of any currently outstanding convertible indebtedness of the Company,

and any such issue shall be deemed not to be a Share Reorganization, a Rights Offering or a Special Distribution.

(5) If a dispute shall at any time arise with respect to adjustments of the Exchange Number, the dispute shall be conclusively determined by the Auditors or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors and any such determination shall, absent manifest error, be binding upon the Company, the Subscription Receipt Agent, the Transfer Agent and all Subscription Receiptholders.

(6) If the Company shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter, legally abandon its plans to pay or deliver the dividend or distribution or subscription or purchase rights, then no adjustment in the Exchange Number shall be required by reason of the setting of the record date.

(7) If and whenever at any time during the Exchange Period, the Company shall take any action affecting or relating to the Common Shares, other than any action described in this section, which in the opinion of the directors of the Company would prejudicially affect the rights of any holders of Subscription Receipts, the Exchange Number will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

(8) As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Subscription Receipts, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Common Shares and Warrants which the holders of the Subscription Receipts would be entitled to receive thereafter and to exercise such Subscription Receipts in accordance with the provisions hereof.

5.4 Postponement of Subscription

In any case where the application of section 5.2 results in an increase of the Exchange Number taking effect immediately after the record date for or occurrence of a specific event, if the Subscription Receipts are deemed to be exchanged after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance to the Subscription Receipts holder of the Common Shares to which the holder is entitled by reason of the increase of the Exchange Number but the Common Shares shall be so issued and delivered to that holder upon completion of that event or period, with the number of those Common Shares calculated on the basis of the Exchange Number on the Exercise Date adjusted for completion of that event or period, and the Company shall forthwith after the Exchange Time deliver to the person or persons in whose name or names the Common Shares are to be issued an appropriate instrument evidencing the person's or persons' right to receive the Common Shares.

5.5 Notice of Certain Events

(1) Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in sections 5.2 or 5.3 that requires an adjustment in the Exchange Number, the Company shall:

(a) file with the Subscription Receipt Agent a certificate of the Company specifying the particulars of the event and, if determinable, the adjustment and computation of the adjustment and the Subscription Receipt Agent may act and rely absolutely on the certificate of the Company; and

(b) give notice to the Subscription Receiptholders and to GMP, on behalf of the Agents, of the particulars of the event and, if determinable, the adjustment.

(2) If notice has been given under subsection 5.5(1) and the adjustment is not then determinable, the Company shall promptly, after the adjustment is determinable:

(a) file with the Subscription Receipt Agent a computation of the adjustment; and

(b) give notice to the Subscription Receiptholders and to GMP, on behalf of the Agents, of the computation of the adjustment.

5.6 Protection of Subscription Receipt Agent

Subject to the provisions of sections 11.2 and 11.3, the Subscription Receipt Agent:

(a) shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist that may

require any adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or kind or amount) of any Common Shares or Warrants or of any shares or other securities or property that may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(c) shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or Warrants or certificates for the same upon the surrender of any Subscription Receipts for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 6;

(d) shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the Agents or servants of the Company; and

(e) shall be entitled to act and rely on any adjustment calculation of the directors or the Auditors.

## ARTICLE 6

## RIGHTS AND COVENANTS

6.1 General Covenants of the Company

The Company covenants with the Subscription Receipt Agent for the benefit of the Subscription Receipt Agent and the Subscription Receiptholders that during the Exchange Period:

(1) The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with applicable law and will, if and whenever required in writing by the Subscription Receipt Agent, file with the Subscription Receipt Agent copies of all annual statements of the Company furnished to its shareholders during the term of this Agreement.

(2) The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the TSXV and to have the Common Shares issued pursuant to the exchange of the Subscription Receipts and upon exercise of the Warrants listed and posted for trading on the TSX as expeditiously as possible.

(3) The Company will reserve and keep available a sufficient number of Common Shares and Warrants for issuance upon the exercise of Subscription Receipts issued by the Company.

(4) The Company will cause the Common Shares and Warrants issuable upon the exchange of the Subscription Receipts, in the manner herein provided, to be duly issued in accordance with the Subscription Receipts and the terms hereof.

(5) The Company will cause the certificates representing the Common Shares and Warrants to be issued upon exchange of the Subscription Receipts in the manner herein provided, to be duly issued and delivered in accordance with the Subscription Receipts and the terms hereof and in respect of the certificates evidencing Warrants, in accordance with the Warrant Indenture, as applicable.

(6) All Common Shares that shall be issued by the Company upon exchange of the Subscription Receipts provided for herein shall be issued as fully paid and non-assessable Common Shares.

(7) The Company will use its best efforts to maintain its status as a "reporting issuer" not in default of the requirements of the applicable Securities Laws until the time of expiry of the Warrants.

(8) Generally, the Company will well and truly perform and carry out all the acts and things to be done by it as provided in this Agreement.

(9) The Company will provide to each Subscription Receiptholder copies of all financial statements sent to registered shareholders from the date hereof while the Subscription Receipts remain outstanding.

(10) The Company will promptly advise the Subscription Receipt Agent and the Subscription Receiptholders in writing of any default under the terms of this Agreement.

6.2 Subscription Receipt Agent's Remuneration and Expenses

The Company covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses and disbursements of the Subscription Receipt Agent incurred in connection with the performance of its duties as the Escrow Agent and the Subscription Receipt Agent (including the reasonable compensation and the disbursements of counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the negligence, wilful misconduct or bad faith of the Subscription Receipt Agent.

6.3 Rights to Dividends and Distributions

If during the Exchange Period the Company shall pay any dividend or make any distribution to all or substantially all of the holders of Common Shares or if the Company declares any dividend or provides for any distribution, payable to all or substantially all the holders of Common Shares of record during that period,

Subscription Receiptholders who are deemed to have exercised their Subscription Receipts shall be entitled to participate in the dividend or distribution on the same terms, *mutatis mutandis*, as if they exercised their Subscription Receipts immediately prior to the effective date or record date of the dividend or distribution. For cash dividends or distributions, this entitlement shall be satisfied by the payment of such amounts by the Company to the holders of the Subscription Receipts forthwith upon deemed exercise of the Subscription Receipts. For stock dividends or distributions or distributions in specie of which an adjustment can be made in the Exchange Number pursuant to paragraph 5.2(1)(a) or subsections 5.2(2) or (3), this entitlement shall be satisfied by such an adjustment. The Subscription Receipt Agent shall not be responsible for determining if any such payment should be made or to determine the sufficiency of such payment.

6.4 Performance of Covenants by the Subscription Receipt Agent

Subject to section 11.7, if the Company shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Subscription Receiptholders. All reasonable sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in section 6.2. No such performance, expenditure or advance by the Subscription Receipt Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

6.5 Certificate of the Company

The Company shall deliver to the Subscription Receipt Agent, on the same date that it delivers the Release Certificate to the Subscription Receipt Agent a certificate indicating the Exchange Number as at that date and whether or not any distributions referred to in section 6.3 have been made.

## ARTICLE 7

## ESCROWED FUNDS

7.1 Initial Escrowed Funds and Distribution Amounts

(a) Immediately following receipt by the Company on the Closing Date and any Option Closing Date of the Initial Escrowed Funds, the Company shall deposit the Initial Escrowed Funds with the Subscription Receipt Agent on behalf of the Subscription Receiptholders, the Company and the Agents. The Subscription Receipt Agent shall accept and hold the Escrowed Funds in escrow for and on behalf of the persons who have an interest therein pursuant hereto, shall disburse and deal with the Escrowed Funds in the manner contemplated by this Article 7 and at all times shall keep the Escrowed Funds in a segregated account, all on the terms and subject to the conditions hereof.

(b) If the Debt Closing Notice specifies that the Debt Financing is prepared to close on the Closing Date and the Release Certificate specifies that the Acquisition is prepared to close on the Closing Date, then pursuant to the direction of the Company set out in the Release Certificate as counter-signed by GMP, the Initial Escrowed Funds shall not be deposited into escrow pursuant to Section 7.1(a) but shall be paid by GMP on behalf of the Agents in the manner and directly to the persons specified in the Release Notice.

7.2 Qualified Investments

(1) Upon receipt of a direction from the Company and GMP, the Subscription Receipt Agent shall invest the Escrowed Funds in Qualified Investments in its name in accordance with such direction. Any direction from the Company and GMP to the Subscription Receipt Agent shall be in writing and shall be provided to the Subscription Receipt Agent no later than 9:00 a.m. (Toronto time) on the day on which the Qualified Investment is to be made. Any such direction received by the Subscription Receipt Agent after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day.

(2) In the event that the Subscription Receipt Agent does not receive a direction or only a partial direction, the Subscription Receipt Agent may hold cash balances constituting part or all of the Escrowed Funds and may, but need not, invest same in its deposit department; but in such circumstances the Subscription Receipt Agent shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at the rate established from time to time by the Subscription Receipt Agent.

7.3 Release of Escrowed Funds Upon Receipt of Release Certificate

Upon receipt of a fully executed Release Certificate in accordance with section 4.1 before the Termination Time, the Subscription Receipt Agent shall release the Escrowed Funds in the manner and to the persons as directed in the Release Certificate.

7.4 Release of Escrowed Funds on Default

Upon the occurrence of a Default the Company shall forthwith deliver a Default Notice to each of the Subscription Receiptholders and the Subscription Receipt Agent. Upon the earlier to occur of (a) receipt of a Default Notice or (b) the Release Deadline, the Subscription Receipt Agent shall return to each holder the Subscription Receiptholder's Escrowed Funds within three Business Days thereof. In the event that the Escrowed Funds are not sufficient to fund the Subscription Receiptholder's Escrowed Funds payable to all Subscription Receiptholders, the Company shall forthwith pay the Escrow Agent for any such shortfall and the Escrow Agent shall mail cheques (or, if required by applicable law, cause funds to be sent by wire transfer upon being provided with account identification) to Subscription Receiptholders for the full amount of the Subscription Receiptholder's Escrowed Funds. Payment made in

accordance with this Article 7 shall be made in accordance with section 7.7 hereof and the Subscription Receipt Agent shall mail such payment to such Subscription Receiptholders at their address last appearing on the register of the Subscription Receipts maintained by the Subscription Receipt Agent. Each Subscription Receipt shall be cancelled upon payment in full as provided under this section 7.4 and the Subscription Receipt Agent shall record the cancellation of such Subscription Receipt Certificates on the register of the Subscription Receipts and such Subscription Receipts shall be without further force and effect whatsoever.

7.5 Direction

In order to permit the Subscription Receipt Agent to carry out its obligations under this Article 7, the Company hereby specifically authorizes and directs the Subscription Receipt Agent to make any stipulated payment or to take any stipulated action in accordance with the provisions of this Agreement.

7.6 Early Termination of any Investment of the Escrowed Funds

In making any payment pursuant to this Agreement, the Subscription Receipt Agent has the authority to liquidate any investments in order to make payments contemplated under this Article 7 and shall not be liable for any loss sustained in the escrow account for early termination of any investment of the Escrowed Funds necessary to enable the Subscription Receipt Agent to make such payment.

7.7 Method of Disbursement and Delivery

(1) All disbursements of money made in accordance with the provisions of this Article 7 shall be made by cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Subscription Receipt Agent made payable to or to the order of the persons entitled to disbursement and in the correct amount (less all amounts required to be withheld by the Company by law, including without limitation, under the *Income Tax Act* (Canada)).

(2) If the Subscription Receipt Agent delivers any such cheque as required under subsection 7.7(1), the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not paid on due presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque.

(3) Where payment by cheque is not permitted by applicable law the Subscription Receipt Agent will make payment of amounts due and payable by wire transfer, or other lawful means.

7.8 Acknowledgements

(1) Unless the Initial Escrowed Proceeds have been paid to others pursuant to Section 7.1(b), the Subscription Receipt Agent hereby acknowledges receipt from the Agents, on the direction of the Company, of a wire transfer in the aggregate amount of $143,813,250 and confirms that such funds will be deposited in a segregated account in the name of the Company designated as "ONTZINC Corporation – Sub. Receipts" or as otherwise directed by the Company and the Agents and, pending the satisfaction of the Release Conditions, will be used in accordance with section 7.2 hereof.

(2) The Company hereby:

(a) acknowledges that the amount received by the Subscription Receipt Agent pursuant to paragraph 7.8(1) in accordance with the Company's direction to the Agents, represents payment in full by the Agents on behalf of the Purchasers of the Purchase Price for 1,917,510,000 Subscription Receipts; and

(b) irrevocably directs the Subscription Receipt Agent to retain such amount together with any other amounts received as Initial Escrowed Funds upon the occurrence of any Option Closing Date in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

7.9 Miscellaneous

(1) The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it. The Subscription Receipt Agent shall be protected in acting and relying upon any written notice, request, waiver, consent, certificates, receipts, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained that it in good faith believes to be genuine and what it purports to be.

(2) In the event that the Subscription Receipt Agent shall hold any amount of interest or other distributable amount that is unclaimed or that cannot be paid for any reason other than the negligence or wilful misconduct of the Subscription Receipt Agent, the Subscription Receipt Agent shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the person or persons entitled thereto in a current or other non-interest bearing account pending payment to the person or persons entitled thereto. The Company shall be entitled to any benefit earned by the holding of such amount unclaimed or unpaid interest or such other unclaimed or unpaid distributable amount prior to its disposition in accordance with this section.

(3) The Subscription Receipt Agent shall be entitled to act and rely absolutely on the Release Certificate and shall be entitled to release the Escrowed Funds upon the receipt of the Release Certificate as provided for in this Agreement.

(4) If the Release Certificate is delivered to the Subscription Receipt Agent and the Escrowed Funds are released pursuant to Article 7 but the Exchange Time does not occur for any reason by 4:00 pm on the Business Day immediately following the day on which the Escrowed Proceeds are released, the Company shall ensure that the entire amount of the Escrowed Funds are returned to the Subscription Receipt Agent by not later than 5:00 pm on such Business Day to again be held pursuant to this Agreement.

## ARTICLE 8

## ENFORCEMENT

8.1 Suits by Subscription Receiptholders

Subject to section 9.11, all or any of the rights conferred upon a Subscription Receiptholder by the terms of the Subscription Receipts held by such Subscription Receiptholder and/or this Agreement may be enforced by such Subscription Receiptholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Subscription Receipts from time to time outstanding. The Subscription Receipt Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of Subscription Receiptholders.

8.2 Limitation of Liability

The obligations hereunder (including without limitation under subsection 11.6(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or Agents of the Company but only the property of the Company (or any successor person) shall be bound in respect hereof.

## ARTICLE 9

## MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

9.1 Right to Convene Meetings

The Subscription Receipt Agent shall on receipt of a written request of the Company or of a Subscription Receiptholders' Request and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Subscription Receiptholders signing the Subscription Receiptholders' Request, as the case may be, against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Subscription Receiptholders. In the event of the Subscription Receipt Agent failing within 15 days after receipt of the written request of the Company or Subscription Receiptholders' Request and funding and indemnity given

as aforesaid to give notice convening a meeting, the Company or the Subscription Receiptholders, as the case may be, may call and convene the meeting. Every meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the directors.

9.2 Notice

At least 14 days' notice of any meeting shall be given to the Subscription Receiptholders in the manner provided by section 12.2 and a copy of the notice shall be sent by mail to the Subscription Receipt Agent unless the meeting has been called by it and to the Company unless the meeting has been called by it. Each notice shall state the time and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The notice convening any such meeting shall be signed by an appropriate officer of the Subscription Receipt Agent or the Company or by a representative of the Subscription Receiptholders, as the case may be.

9.3 Chairman

A person (who need not be a Subscription Receiptholder) nominated in writing by the directors shall be chairman of the meeting and if no person is so nominated or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy shall choose a person present to be chairman.

9.4 Quorum

Subject to the provisions of section 9.12, at any meeting of the Subscription Receiptholders a quorum shall consist of Subscription Receiptholders present in person or by proxy and entitled to acquire at least 25% of the aggregate number of Common Shares and Warrants that could be acquired pursuant to all the then outstanding Subscription Receipts. If a quorum of the Subscription Receiptholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Subscription Receiptholders or on a Subscription Receiptholders' Request, shall be dissolved; but, subject to section 9.12, in any other case the meeting shall stand adjourned to such day being not less than ten days later and to such place and time as may be designated by the chairman of the meeting and at least five days' notice shall be given of such adjourned meeting. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 25% of the aggregate number of Common Shares and Warrants that could be acquired pursuant to all the then outstanding Subscription Receipts.

9.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7 Poll

On every extraordinary resolution and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Subscription Receiptholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of all the Subscription Receipts then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

9.8 Voting

On a show of hands, every person who is present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders or both, shall have one vote. On a poll, each Subscription Receiptholder present in person or represented by proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Subscription Receipt then held by him. A proxy need not be a Subscription Receiptholder.

9.9 Regulations

The Subscription Receipt Agent, or the Company with the approval of the Subscription Receipt Agent, from time to time, may make or vary such regulations as they shall think fit:

(a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or

to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Subscription Receipts specified therein;

(b) for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Company or the Subscription Receiptholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail or telecopier or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e) generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereat including setting a record date for Subscription Receiptholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to section 9.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Subscription Receipts or their duly appointed proxies.

9.10 Company and Subscription Receipt Agent may be Represented

The Company and the Subscription Receipt Agent by their respective officers, employees, or directors, as applicable, and the counsel to the Company and the Subscription Receipt Agent may attend any meeting of the Subscription Receiptholders, but shall have no votes as such.

9.11 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting shall have the following powers exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Subscription Receiptholders and/or the Subscription Receipt Agent in its capacity as Subscription Receipt Agent hereunder (subject to the Subscription Receipt Agent's approval) or on behalf of the Subscription Receiptholders against the Company, whether those rights arise under this Agreement or the Subscription Receipts or otherwise except that in respect of a change in the Exchange Period or the Purchase Price the amendment shall not be binding upon a Subscription Receiptholder who does not consent thereto;

(b) to amend, alter or repeal any extraordinary resolution previously passed;

(c) to direct or authorize the Subscription Receipt Agent (subject to the Subscription Receipt Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(d) to waive, authorize and direct the Subscription Receipt Agent to waive any default on the part of the Company in complying with any provisions of this Agreement or the Subscription Receipts, either unconditionally or upon any conditions specified in the extraordinary resolution;

(e) to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders;

(f) to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Subscription Receiptholder in connection therewith;

(g) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with the holders of any shares or securities of the Company, wherever such assent may be required; and

(h) from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

9.12 Meaning of "Extraordinary Resolution"

(1) The expression "**extraordinary resolution**" when used in this Agreement means, subject as hereinafter in this section and in sections 9.15 and 9.16 provided, a resolution proposed at a meeting of the Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Subscription Receiptholders entitled to acquire at least 25% of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts and passed by the affirmative votes of Subscription Receiptholders entitled to acquire not less than two-thirds of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the Subscription Receipts represented at the meeting and voted on the poll upon the resolution.

(2) If, at any meeting called for the purpose of passing an extraordinary resolution, Subscription Receiptholders entitled to acquire 25% of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being no less than 15 or more than 50 days later and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of the adjourned meeting in the manner provided in section 12.2. The notice shall state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened or any other particulars and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 9.12(1) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders entitled to acquire 25% of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts are not present in person or by proxy at the adjourned meeting.

(3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

9.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Subscription Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Subscription Receiptholders to exercise that power or those powers or combination of

powers then or any other power or powers or combination of powers thereafter from time to time.

9.14 Minutes

Minutes of all resolutions and proceedings at every meeting of Subscription Receiptholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Subscription Receipt Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings held, or by the chairman of the next succeeding meeting of the Subscription Receiptholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

9.15 Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Subscription Receiptholders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by Subscription Receiptholders entitled to acquire two-thirds of the aggregate number of Common Shares and Warrants that can be acquired pursuant to all the then outstanding Subscription Receipts by an instrument in writing signed in one or more counterparts by Subscription Receiptholders in person or by attorney duly appointed in writing and the expression "extraordinary resolution" when used in this Agreement shall include an instrument so signed.

9.16 Binding Effect of Resolutions

Subject to subsection 9.11(a), every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders shall be binding upon all the Subscription Receiptholders, whether present at or absent from the meeting, and every instrument in writing signed by Subscription Receiptholders in accordance with section 9.15 shall be binding upon all the Subscription Receiptholders, whether signatories thereto or not, and each and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

9.17 Holdings by Company Disregarded

In determining whether the requisite number of Subscription Receiptholders are present at a meeting of Subscription Receiptholders for the purpose of obtaining a quorum or have voted or consented to any resolution, extraordinary resolution, consent, waiver, Subscription Receiptholders' Request or other action under this Agreement, Subscription Receipts owned by the Company, its subsidiaries and any partnership of which the Company is directly or indirectly a party to shall be deemed to

be not outstanding. The Company shall provide, upon the written request of the Subscription Receipt Agent, a certificate as to the registration particulars of any Subscription Receipts held by the Company.

## ARTICLE 10

## SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

10.1 Provision for Supplemental Agreements for Certain Purposes

(1) From time to time the Company (if properly authorized by its directors) and the Subscription Receipt Agent may, subject to the provisions of this Agreement, and they shall, when so directed hereby, execute and deliver by their proper officers, agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Subscription Receipts hereunder and any consequential amendments hereto as may be required by the Subscription Receipt Agent, relying on the advice of counsel;

(b) setting forth adjustments in the application of Article 2;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(d) giving effect to any extraordinary resolution passed as provided in Article 9;

(e) making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(f) adding to or amending the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(g) amending any of the provisions of this Agreement or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Subscription Receiptholders, as a group or of the

Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(2) for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are in no way prejudiced thereby.

For greater certainty, approval of the holders of Subscription Receipts is not required for the purpose of entering into a supplemental indenture pursuant to subsection (1).

10.2 Successor Companies

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a "**successor company**"), the successor company resulting from the amalgamation, consolidation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Company and the successor company shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

## ARTICLE 11

## CONCERNING THE SUBSCRIPTION RECEIPT AGENT

11.1 Rights and Duties of Subscription Receipt Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall act honestly and in good faith with a view to the best interests of the Subscription Receiptholders and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in performing the duties of an escrow agent or subscription receipt agent in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from, or require any other person to indemnify the Subscription Receipt Agent against liability for its own negligence, wilful misconduct or bad faith.

(2) The Subscription Receipt Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Agreement unless and until it shall have received a Subscription Receiptholder's Request specifying the act, action or proceeding that the Subscription Receipt Agent is

requested to take. The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Subscription Receiptholders hereunder shall be conditional upon the Subscription Receiptholders furnishing, when required by notice in writing by the Subscription Receipt Agent, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent and its counsel to protect and hold harmless the Subscription Receipt Agent, its directors, officers, employees and Agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Subscription Receipt Agent may, before commencing any act, action or proceeding or at any time during the continuance thereof, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which Subscription Receipt Certificates the Subscription Receipt Agent shall issue receipts.

(4) Every provision of this Agreement that, by its terms, relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted by it, is subject to the provisions of this Article 11.

(5) The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(6) In this Agreement, whenever confirmations or instructions are required to be given to the Subscription Receipt Agent, in order to be valid, such confirmations and instructions shall be in writing.

(7) The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the holders hereunder shall be conditional upon the holders furnishing, when required by notice in writing by the Subscription Receipt Agent, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold harmless the

Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to risk or expend its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

11.2 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Company shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof and in such form as the Subscription Receipt Agent may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent. The Subscription Receipt Agent shall be under no responsibility in respect of the validity of this Agreement or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Subscription Receipt Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any such Subscription Receipt Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Agreement and/or in any Subscription Receipt Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3) Proof of the execution of an instrument in writing, including a Subscription Receiptholders' Request, by any Subscription Receiptholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner that the Subscription Receipt Agent may consider adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(4) The Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(5) The Subscription Receipt Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Subscription Receipt Agent. Any reasonable remuneration paid by the Subscription Receipt Agent shall be paid by the Company in accordance with section 6.2.

(6) The Subscription Receipt Agent may, as a condition precedent to any action to be taken by it under this Agreement, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

11.3 Securities, Documents and Monies Held by Subscription Receipt Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Subscription Receipt Agent on behalf of the Company and the Subscription Receiptholders may be placed in the deposit vaults of the Subscription Receipt Agent or of any Schedule 1 Canadian chartered bank or deposited for safekeeping with any such bank or the Subscription Receipt Agent. All interest or other income received by the Subscription Receipt Agent in respect of such deposits and investments shall be paid as determined in accordance with this Agreement.

11.4 Action by Subscription Receipt Agent to Protect Interests

Subject to the provisions of this Agreement, the Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Subscription Receiptholders.

11.5 Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the performance of its duties as Escrow Agent pursuant to this Agreement or otherwise.

11.6 Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to the performance of the duties of the Subscription Receipt Agent pursuant to this Agreement, it is expressly declared and agreed as follows:

(1) The Subscription Receipt Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Agreement or in the Subscription Receipts (except the representation contained in section 11.11 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by

the Company (except the representation contained in section 11.11 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts).

(2) Nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto.

(3) The Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4) The Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5) Without limiting any protection or indemnity of the Subscription Receipt Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Subscription Receipt Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Subscription Receipt Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Subscription Receipt Agent. This provision shall survive the resignation or removal of the Subscription Receipt Agent, or the termination of this Agreement. The Subscription Receipt Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Agreement which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability.

11.7 Replacement of Subscription Receipt Agent

(1) The Subscription Receipt Agent may resign as the Escrow Agent and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Subscription Receiptholders by extraordinary resolution shall have the power at any time to remove the Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Subscription Receiptholders; failing that appointment by the Company, the retiring Subscription Receipt Agent (at the Company's expense) or any Subscription Receiptholder may apply to a justice of the

Ontario Supreme Court, on such notice as the justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Subscription Receiptholders. Any new Subscription Receipt Agent appointed under any provision of this section shall be a corporation authorized to carry on the business of a transfer agent or trust company in the Province of Ontario. On any such appointment the new Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Subscription Receipt Agent, provided that any resignation or removal of the Subscription Receipt Agent and appointment of a successor Subscription Receipt Agent shall not become effective until the successor Subscription Receipt Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Subscription Receipt Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Subscription Receipt Agent an appropriate instrument transferring to such successor Subscription Receipt Agent all rights and powers of the Subscription Receipt Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Subscription Receipt Agent hereunder.

(2) Upon the appointment of a successor Subscription Receipt Agent, the Company shall promptly notify the Subscription Receiptholders thereof in the manner provided for in section 12.1.

(3) Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Subscription Receipt Agent, shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Subscription Receipt Agent under subsection 11.8(1).

(4) Any Subscription Receipts certified but not delivered by a predecessor Subscription Receipt Agent may be certified by the new or successor Subscription Receipt Agent in the name of the predecessor or the new or successor Subscription Receipt Agent.

11.8 Conflict of Interest

(1) The Subscription Receipt Agent represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists that it is aware of in the Subscription Receipt Agent's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising that it becomes aware of hereafter it will, within 30 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign as the Subscription Receipt Agent hereunder.

(2) Subject to subsection 11.8(1), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company, may act as registrar and transfer agent for the Common Shares and Warrants and generally may contract and enter into financial transactions with the Company, all without being liable to account for any profit made thereby.

11.9 Appointment of Escrow Agent

The Subscription Receipt Agent hereby agrees to act as the Escrow Agent and to perform the duties of an escrow agent pursuant to the terms and conditions set forth herein and agrees to hold the Escrowed Funds for and on behalf of the Company and those persons who become holders of Subscription Receipts from time to time issued pursuant to this Agreement.

11.10 Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any subsidiary of the Company or any partnership of which the Company is directly or indirectly involved.

11.11 Authorization to Carry on Business

The Subscription Receipt Agent represents to the Company that it is registered to carry on the business of a transfer agent in the Province of Ontario.

## ARTICLE 12

## GENERAL

12.1 Notice to the Company and the Subscription Receipt Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Subscription Receipt Agent shall be deemed to be validly given if delivered or if sent by registered mail, postage prepaid or if transmitted by telecopier:

(a) If to the Company, to:

ONTZINC Corporation
6 Adelaide Street East
Toronto, Ontario M5H 1H6

Attention: President
Fax No.: (416) 360-5882

with a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza, 40 King Street West
Suite 2100
Toronto, Ontario M5H 3C2

Attention: Cameron A. Mingay
Fax No.: (416) 640-3163

(b) If to the Subscription Receipt Agent, to:

Equity Transfer Services Inc.
120 Adelaide Street West,
Suite 420
Toronto, Ontario M5H 4C3

Attention: Richard Barnowski
Fax No.: (416) 361-0470

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that day is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day of the transmission.

(2) The Company or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 12.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement. A copy of any notice of change of address given pursuant to this subsection 12.1(2) shall be available for inspection at the principal stock transfer office of the Subscription Receipt Agent in the City of Toronto, Ontario by Subscription Receiptholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receipt Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 12.1(1) by cable, telegram, telex, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

12.2 Notice to the Subscription Receiptholders

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Subscription Receiptholders shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Subscription Receipt Agent and if in the case of joint holders of any Subscription Receipts more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address, as the case may be, so appearing. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the next Business Day if delivered by mail.

(2) If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receiptholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in the cities of Toronto, Ontario, Vancouver, British Columbia and New York, New York, U.S.A.; provided that in the case of a notice convening a meeting of the holders of Subscription Receipts, the Subscription Receipt Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Subscription Receipts or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

12.3 Discretion of Directors

Any matter provided herein to be determined by the directors of the Company in their sole discretion and determination so made will be conclusive.

12.4 Satisfaction and Discharge of Agreement

On the date on which Common Shares and Warrants shall have been delivered to Subscription Receiptholders to the full extent of the rights attached to all Subscription Receipts theretofore certified hereunder and the monies to be paid hereunder, if any, have been paid, this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Company and upon delivery to the Subscription Receipt Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and upon payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent,

the parties hereto shall execute proper instruments acknowledging satisfaction of and discharging this Agreement.

12.5 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or in the Subscription Receipts, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

12.6 Counterparts and Formal Date

This Agreement may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Agreement.

**IN WITNESS WHEREOF** the parties hereto have executed this Agreement under the hands of their proper officers in that behalf.

**ONTZINC CORPORATION**

By: *"Peter George"*
Authorized Signing Officer

**GMP SECURITIES LTD.**

By: *"Mark Wellings"*
Authorized Signing Officer

**EQUITY TRANSFER SERVICES INC.**

By: *"Richard Barnowski"* c/s
Authorized Signing Officer

By: ______________________________ c/s
Authorized Signing Officer

## SCHEDULE "A"

## FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

[For Subscription Receipts issued to U.S. Persons, persons in the United States or persons acquiring Subscription Receipts for the account or benefit of a U.S. Person or a person in the United States, the following legend is applied:

"THE SECURITIES REPRESENTED HEREBY AND THE WARRANTS AND COMMON SHARES ISSUABLE UPON THE EXCHANGE OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA".

SUBSCRIPTION RECEIPTS
TO ACQUIRE COMMON SHARES
AND WARRANTS OF

**ONTZINC CORPORATION**

(A corporation existing under the laws of the Province of Ontario)

Subscription Receipt Certificate No. <>

Certificate for <> Subscription Receipts, each entitling the holder to acquire one common share and one-half of one common share purchase warrant of ONTZINC Corporation (subject to adjustment as set out below)

THIS IS TO CERTIFY THAT, for value received, <> (herein called the "**holder**") is entitled to receive in the manner herein provided and without further payment therefor, subject as hereinafter provided and as more specifically set forth in the Subscription Receipt Agreement (defined below) one fully paid and non-assessable common share (a "**Common Share**") in the capital of ONTZINC Corporation (the "**Company**") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "**Warrant**"), for each of the Subscription Receipts evidenced by this certificate, subject to adjustment in certain events. Capitalized terms used in this Subscription Receipt Certificate and not otherwise defined shall have the meanings ascribed to them in the Subscription Receipt Agreement (defined below).

The Subscription Receipts represented by this Subscription Receipt Certificate are issued under and pursuant to a Subscription Receipt agreement (the "**Subscription Receipt Agreement**") made as of <> among the Company, GMP Securities Ltd. and the Subscription Receipt Agent, to which Subscription Receipt Agreement and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which Subscription Receipts are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Subscription Receipt Agreement and all instruments supplemental thereto were herein set forth, and to all of which provisions the holder of this Subscription Receipt Certificate by acceptance hereof assents. The Company will furnish to the holder of this Certificate upon request, and without charge, a copy of the Subscription Receipt Agreement.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as herein and in the Subscription Receipt Agreement expressly provided.

This Subscription Receipt Certificate shall not be valid for any purpose whatever unless and until it has been manually countersigned by or on behalf of the Subscription Receipt Agent. The certification of the Subscription Receipt Agent on the Subscription Receipt Certificate issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Subscription Receipt Certificate (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefor, except as otherwise specified herein.

After the completion of the agreements constituted by the Subscription Receipts, this Certificate and all rights thereunder and hereunder shall be void and of no further effect or value.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Subscription Receipt Certificate to be signed by its duly authorized officer as of •.

**ONTZINC CORPORATION**

By: ____________________________
Authorized Signing Officer

Certification:

**EQUITY TRANSFER SERVICES INC.**

By: ________________________
Authorized Signing Officer

Date: ______________________

## TRANSFER OF SUBSCRIPTION RECEIPTS

THE SUBSCRIPTION RECEIPTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES.

TO: ONTZINC CORPORATION
c/o Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 4C3

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

______________________________________
(name)

______________________________________
(address)

of the Subscription Receipts registered in the name of the undersigned represented by the within certificate.

DATED this _____ day of ________________, ______________.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not a, person in the United States or a U.S. person or a person for the account or benefit of a person in the United States or a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of 1933).

| | |
|---|---|
| Signature Guaranteed | Name of Subscription Receiptholder |
| Name of Authorized Representative | Signature of Subscription Receiptholder or Authorized Representative |
| Title or Capacity or Authorized Representative | Daytime Phone Number of Subscription Receiptholder or Authorized Representative |

Note: The signature to this transfer must correspond with the name as recorded on the Subscription Receipts in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States. or in accordance with industry standards.

## SCHEDULE "B"

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

**TO:** Equity Transfer Services Inc.
as registrar and transfer agent
for Subscription Receipts of ONTZINC Corporation.

---

The undersigned (a) acknowledges that the sale of securities of ONTZINC Corporation (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Company (as that term is defined in Rule 405 of the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person, acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purposes of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ______________

Name of Subscription Receiptholder

Signature of Subscription Receiptholder
or Authorized Representative

## SCHEDULE "C"

## RELEASE CERTIFICATE

To: Equity Transfer Services Inc.

To: GMP Securities Ltd.

Re: Subscription Receipt Agreement (the "**Agreement**") dated December 21, 2004 between ONTZINC Corporation (the "Company"), GMP Securities Ltd. and Equity Transfer Services Inc. (the "**Subscription Receipt Agent**").

The Company, by its President and Chief Financial Officer on behalf of the Company, hereby certifies that prior to the Termination Time:

(a) all conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled;

**or**

all conditions precedent to the Acquisition under the Acquisition Agreement have been fulfilled except for [insert description of conditions not fulfilled], which conditions have been waived by the Company and the Company hereby certifies that such waiver does not cause the Prospectus to contain a misrepresentation (as defined in Securities Laws, or the U.S. Private Placement Memorandum), to include any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the information and statements contained therein, in light of the circumstances in which they were made, not misleading;

(b) the parties to the Acquisition Agreement are prepared, ready and willing to close the Acquisition on the Business Day immediately following the date hereof;

**or**

the parties to the Acquisition Agreement are prepared, ready and willing to close the Acquisition on the date hereof;

(c) attached hereto is a certified copy of the special resolution duly approved by the shareholders of the Company approving the Consolidation and a certified copy of a directors' resolution authorizing the Consolidation to be effected forthwith after the closing of the Acquisition on the basis of 30 old Common Shares for one new Common Share; and

(d) attached hereto is a copy of the Debt Closing Notice executed by the Company and acknowledged by Credit Suisse First Boston LLC;

The Company instructs the **[Subscription Receipt Agent] [or, if the second alternative provided in paragraph (b) is chosen, then the direction is to GMP as Lead Agent]** to deliver the Escrowed Funds in the following amounts at the time indicated to the following wire transfer accounts:

as to $●, to: GMP Securities Ltd. in payment of the fees and expenses of the Agents arising in connection with the offering of subscription

receipts, other than legal fees, such payment to be received not later than 12:00 p.m. on December 21, 2004

as to $13,000,000 to: Thompson Dorfman Sweatman, as escrow agent in connection with the Acquisition, to be paid in accordance with the following wire transfer instructions:
**[account information]**

as to $●, to: Ogilvy Renault, as Canadian counsel to the Agents, to be paid in accordance with the following wire transfer instructions:
**[account information]**

as to $●, to: Cassels Brock & Blackwell LLP, as Canadian counsel to the Company, to be paid in accordance with the following wire transfer instructions:

**ACCOUNT NAME**: Cassels Brock & Blackwell LLP
Bank: TD Canada Trust (formerly Toronto-Dominion)
York at 141 Adelaide St. W., Toronto, Ontario, Canada
Bank Transit number:19922
Account number :0392118
Swift Code: TDOMCATTTOR
ABA Routing Number: 026 009 593 Bank of America, N.Y., U.S.A.

as to the remainder, to: ONTZINC Corporation by not later than ● a.m.
**[Account Information]**

All capitalized terms undefined herein have the meanings given to them in the Agreement.

Dated ____________________, 2004.

**ONTZINC CORPORATION**

By: ______________________________
President

By: ______________________________
Chief Financial Officer

Acknowledged:
GMP SECURITIES LTD.

By: ______________________________
Authorized Signatory

Date: ______________________________

## SCHEDULE "D"

## DEBT CLOSING NOTICE

To: Equity Transfer Services Inc.

Re: Subscription Receipt Agreement (the "Agreement") dated December 21, 2004 between ONTZINC Corporation (the "Company"), GMP Securities Ltd. and Equity Transfer Services Inc.

The Company, by its President and Chief Financial Officer on behalf of the Company, hereby certifies that the Purchase Agreement dated December 21, 2004 among Credit Suisse First Boston LLC and HudBay Mining and Smelting Inc. has been executed and is in full force and effect and the parties thereto are prepared, ready and willing to close the issue and sale of the Offered Securities (as defined is such Purchase Agreement) on **[the date hereof] [on the Business Day as (defined in the Agreement) immediately following the date hereof].**

Dated ____________________, 2004.

**ONTZINC CORPORATION**

By: ______________________________
Chief Executive Officer

By: ______________________________
Chief Financial Officer

Acknowledged:

CREDIT SUISSE FIRST BOSTON LLC

By: ______________________________
Authorized Signatory

Date: ______________________________

<u>**SCHEDULE "E"**</u>

**FORM OF DIRECTION**

TO: Equity Transfer Services Inc., as registrar and transfer agent for the Common Shares and Warrants of ONTZINC Corporation

This Irrevocable Direction is provided pursuant to a Subscription Receipt Agreement (the "Subscription Receipt Agreement") dated ●, 2004, between the Company, GMP Securities Ltd. and Equity Transfer Services Inc. as Subscription Receipt Agent. Capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Subscription Receipt Agreement.

Equity Transfer Services Inc. is hereby directed and authorized to issue and deliver on behalf of the Company certificates representing ● Common Shares and ● Warrants to the persons to whom such Common Shares and Warrants are to be issued pursuant to the Subscription Receipt Agreement as at the Exchange Time, all as provided in Article 4 of the Subscription Receipt Agreement. We hereby confirm that the issue of these Common Shares and Warrants has been duly authorized by all necessary corporate action.

DATED

**ONTZINC CORPORATION**

By: ____________________________

Name: ____________________________

Title: ____________________________

## SCHEDULE "F"

## REPRESENTATION LETTER

TO: ONTZINC Corporation

Ladies and Gentlemen:

In connection with the acquisition by the purchaser (the "Subscriber") of subscription receipts (the "Subscription Receipts"), and common shares and warrants issued upon exchange of any such Subscription Receipts (the Subscription Receipts, common shares and warrants hereinafter referred to collectively as the "Securities") of ONTZINC Corporation (the "Company") the Subscriber or the undersigned on behalf of the Subscriber, as the case may be, hereby represents and agrees for the benefit of each of you that:

1. the Subscriber is authorized to consummate the purchase of the Securities.

2. is an "institutional accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States *Securities Act of 1933*, as amended (the "Securities Act"), because it is:

(a) any bank as defined in Section 3(a)(2) of *the U.S. Securities Act* or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the *U.S. Securities Act* whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the *U.S. Securities Exchange Act of 1934*; any insurance company as defined in Section 2(a)(13) of the *U.S. Securities Act*; any investment company registered under the *Investment Company Act of 1940* or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the *Small Business Investment Act of 1958*; any plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the *Employee Retirement Income Security Act of 1974* if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(b) any private business development company as defined in Section 202(a)(22) of the *Investment Advisers Act of 1940*;

(c) any organization described in Section 501(c)(3) of the *Internal Revenue Code*, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(d) any trust with total assets in excess of US$5,000,000, not formed for the purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

3. The Subscriber is acquiring the Securities either for its own account or for one or more accounts of institutional accredited investors as to which it exercises sole investment discretion, in either case for investment purposes, and not with a view to any resale, distribution or other disposition thereof in violation of United States securities laws or applicable state securities laws.

4. The Subscriber understands and acknowledges that neither the Securities nor any interest therein has been or will be registered under the Securities Act or any applicable state the securities laws. The Subscriber understands and acknowledges that the Company is under no obligation to register any of the Securities on Subscriber's behalf or to assist Subscriber in complying with an exemption from registration.

5. The Subscriber further acknowledges and agrees that, because the Securities have not been registered under the Securities Act and the Securities will be issued in connection with a private offering exempt from registration under the Securities Act, the Securities are "restricted securities" within the meaning of Rule 144 (a)(3) under the Securities Act and cannot be reoffered or resold unless they are subsequently registered under the Securities Act or an exemption from registration thereunder is available, and that the Subscriber will continue to bear the economic risk of its investment in the Securities for an indefinite period of time and withstand a complete loss of, such investment.

6. The Subscriber agrees that it will not re-offer, resell, pledge, hypothecate or otherwise transfer any of the Securities (or securities that may be received in replacement thereof or in exchange therefor) except: (a) to the Company, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (c) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (d) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and has therefore furnished to the

Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect. The Subscriber also agrees that each certificate for the Securities (and any certificate issued in replacement thereof or in exchange therefor) shall bear a restrictive legend in substantially the following form and that an appropriate stop transfer order implementing the same shall be lodged with the transfer agent for the Securities:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

7. The Subscriber represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities. The Subscriber acknowledges that it has had access to such information concerning the Company as it has deemed necessary to make an informed decision to purchase the Securities, and has been afforded the opportunity to ask questions and receive answers from representatives of the Company regarding the Company and the terms and conditions relating to investment in the Company, and all such questions have been answered to its full satisfaction.

8. The Subscriber is not purchasing the Securities as a result of any general solicitation or general advertising (as these terms are used in Regulation D under the U.S. Securities Act), including, but not limited to: (a) as a result of or subsequent to becoming aware of any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; or (b) as a result of or subsequent to attendance at a seminar or meeting called by any of the means set forth in (a); or (c) as a result of or subsequent to any solicitation by a person not previously known to it in connection with investments in securities generally.

9. The Subscriber consents to the Company making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth and described herein.

10. The Subscriber understands and acknowledges that the Company is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act.

11. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Securities.

12. The Subscriber acknowledges that a purchase of the Securities involves a high degree of risk and Subscriber can afford the complete loss of its purchase price for the Securities.

Dated _______________, 200____.

(Print name of Subscriber)

By:

Name:
Title:

# ONTZINC CORPORATION



- and -

# EQUITY TRANSFER SERVICES INC.

# COMMON SHARE PURCHASE WARRANT INDENTURE

Providing for the Issue of
1,045,421,667 Common Share Purchase Warrants

December 21, 2004

# TABLE OF CONTENTS

**THIS WARRANT INDENTURE** dated as of December 21, 2004

B E T W E E N :

**ONTZINC CORPORATION,**
a corporation incorporated under the laws of Ontario

(hereinafter called the "**Company**")

A N D

**EQUITY TRANSFER SERVICES INC.**,
a corporation incorporated under the laws of the Province of Ontario

(hereinafter called the "**Warrant Agent**")

RECITALS

**WHEREAS:**

A. In connection with the acquisition of Hudson Bay Mining and Smelting Co., Limited, the Company proposes to issue 1,045,421,667 common share purchase warrants of the Company (the "**Share Purchase Warrants**" or the "**Warrants**");

B. Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Common Share (as hereinafter defined) at a price of $0.105 per Common Shares at any time prior to 5:00 p.m. (Toronto time) on the date that is five years from the date of the Indenture, all upon the terms and conditions herein set forth;

C. For such purpose the Company deems it necessary to create and issue Warrants to be constituted and issued in the manner hereinafter set forth;

D. The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E. All things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F. The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

G. The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

## ARTICLE 1

## INTERPRETATION

### 1.1 Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

> **"Agents"** means, collectively, GMP Securities Ltd., Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc., Harris Partners Limited, McFarlane Gordon Inc. and Northern Securities Inc.;
>
> "**Applicable Legislation**" means the provisions of the statutes of Canada or a province thereof and the regulations under any such statutes relating to trust indentures and/or the rights, duties or obligations of issuers and trustees under trust indentures as are from time to time in force and applicable to this Indenture;
>
> "**Business Day**" means a day that is not a Saturday, Sunday, a day on which banks are closed in the City of Toronto, Ontario or civic or statutory holiday in the City of Toronto, Ontario;
>
> "**Capital Reorganization**" has the meaning ascribed thereto in subsection 2.12(4);
>
> "**Closing Date**" means December 21, 2004 or such other date as may be agreed to by the Company and the Agents;
>
> "**Common Shares**" means fully paid and non-assessable common shares without nominal or par value in the capital of the Company as constituted on the Closing Date, provided that in the event of any adjustment pursuant to the terms of this Indenture, "Common Shares" shall thereafter mean such Common Shares as so adjusted;
>
> "**Common Share Reorganization**" has the meaning ascribed thereto in subsection 2.12(1);
>
> "**Company**" means ONTZINC Corporation, a corporation existing under the laws of Ontario, and its lawful successors from time to time;

"**Company's Auditors**" means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

"**counsel**" means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Company), in both cases acceptable to the Warrant Agent;

"**Current Market Price**" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i) on the TSX;

(ii) if the Common Shares are not listed on the TSX, the stock exchange on which the Common Shares are listed that is the primary trading market for such shares; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are traded, as may be selected for this purpose by the directors, acting reasonably;

during the 20 consecutive trading days ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sales of all Common Shares sold on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold or, if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

"**director**" means a director of the Company for the time being, and unless otherwise specified herein, reference to "action by the board of directors" means action by the directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

"**Dividends Paid in Ordinary Course**" means cash dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such cash dividends do not exceed 5% of the Exercise Price and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by resolution passed by the board of directors of the Company, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Common Shares are traded;

"**Exchange Basis**" means, as at any time, the number of Common Shares or other securities or property that a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this Indenture, which, as at the date hereof, is one Common Share per Warrant;

"**Exercise Date**" with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 3;

"**Exercise Price**" means $0.105 for each Common Share on the date hereof, subject to adjustment in accordance with the provisions of this Indenture;

"**Extraordinary Resolution**" has the meanings ascribed thereto in each of section 6.11 and 6.14;

"**person**" includes an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization, government or governmental authority and words importing persons are intended to have a similarly extended meaning;

"**Regulation S**" means Regulation S under the Securities Act;

"**Securities Act**" means the Securities Act of 1933, as amended, of the United States;

"**Share Purchase Warrants**" means the common share purchase warrants issued and certified hereunder entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole Share Purchase Warrant upon payment of the Exercise Price; subject to adjustment in accordance with the terms and provisions hereof;

"**shareholder**" means an owner of record of one or more Common Shares or shares of any other class or series of the Company;

"**Subject Securities**" means the Common Shares issuable upon exercise of the Warrants and the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment pursuant to Article 2 hereof;

"**subsidiary of the Company**" or "**Subsidiary**" means a corporation, a majority of the outstanding voting shares of which is owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, "voting shares" means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

"**this Warrant Indenture**", "**this Indenture**", "**herein**", "**hereby**", and similar expressions mean and refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "**Article**", "**section**" or "**subsection**" followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

"**Time of Expiry**" means, in respect of a Warrant, 5:00 p.m. (Toronto time) on December 21, 2009, being the date that is five years from the date hereof;

"**trading day**" means a day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

"**Transfer Agent**" means the transfer agent or agents for the time being of the Common Shares;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**United States**" means the United States as that term is defined in Regulation S;

"**Warrant Agent**" means Equity Transfer Services Inc., a corporation incorporated under the laws of the Province of Ontario, or any lawful successor thereto including through operation of section 8.8;

"**Warrant Certificates**" means the certificates representing the Warrants substantially in the form attached as Schedule "A" hereto or such other form as may be approved by the Corporation and the Warrant Agent, evidencing Warrants;

"**Warrantholders**" or "**holders**" means the persons whose names are entered for the time being in the register maintained pursuant to section 2.8;

"**Warrantholders' Request**" means an instrument, signed in one or more counterparts by Warrantholders entitled to acquire, in the aggregate, at least 25% of the aggregate number of all Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein;

"**Warrants**" means the Share Purchase Warrants; and

"**written order of the Company**", "**written request of the Company**", "**written consent of the Company**", "**certificate of the Company**" and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director of the Company, and may consist of one or more instruments so executed.

1.2 Words Importing the Singular

Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3 Interpretation not Affected by Headings

The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4 Day not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence in all respects in this Indenture, the Warrants and the Warrant Certificates.

1.6 Governing Law

This Indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7 Meaning of "outstanding" for Certain Purposes

Except as provided in section 3.4, every Warrant Certificate countersigned and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it has been surrendered to the Warrant Agent pursuant to this Indenture, provided however that:

(a) where a Warrant Certificate has been issued in substitution for a Warrant Certificate that has been lost, stolen or destroyed, only the Warrant Certificate so issued in substitution shall be counted for the purpose of determining the Warrants outstanding; and

(b) for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned

legally or equitably by the Company or any subsidiary of the Company shall be disregarded, except that:

(i) for the purpose of determining whether the Warrant Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned shall be disregarded; and

(ii) Warrants so owned that have been pledged in good faith other than to the Company or any subsidiary of the Company shall not be so disregarded if the pledgee establishes to the satisfaction of the Warrant Agent, by providing the Warrant Agent with a legal opinion of counsel, the pledgee's right to vote the Warrants in the pledgee's discretion free from the control of the Company or any subsidiary of the Company or any partnership to which the Company may be directly or indirectly a party to pursuant to the terms of the pledge.

1.8 Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in Canadian dollars.

1.9 Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this Indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

1.10 Severability

The invalidity or unenforceability of any particular provision of this Indenture shall not affect or limit the validity or unenforceability of the remaining provisions of this Indenture.

## ARTICLE 2

## ISSUE, TRANSFERS AND ADJUSTMENTS OF WARRANTS

2.1 Issue of Warrants

A total of 1,045,421,667 Share Purchase Warrants, each Share Purchase Warrant entitling the registered holder thereof to acquire that number of Common

Shares or other securities or property equal to the Exchange Number, subject to adjustment in accordance with sections 2.12 and 2.13, are hereby created and authorized to be issued hereunder upon the terms and conditions herein set forth, including the due payment of the Exercise Price, and Warrant Certificates therefor shall be executed by the Company and certified by or on behalf of the Warrant Agent upon the written order of the Company and delivered by the Company in accordance with sections 2.3 and 2.4.

2.2 Form and Terms of Warrants

(1) The Warrant Certificates shall be dated as of the Closing Date (regardless of their actual dates of issue) and shall be substantially in the form attached as Schedule "A" hereto, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall have such legends, distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities that may be acquired upon exercise of the Warrants.

(2) Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire, upon due exercise and upon the due execution of the subscription form endorsed on the reverse side of the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe Common Shares or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 2.12 and 2.13, as the case may be, equal to the Exchange Basis at a price per Common Share equal to the Exercise Price, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(3) Fractional Warrants shall not be issued or otherwise provided for.

2.3 Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, or may not be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section

2.4, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

2.4 Certification by the Warrant Agent

(1) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefits hereof or thereof until it has been certified by manual signature by or on behalf of the Company and the Warrant Agent, with such certification by the Company and the Warrant Agent upon any Warrant Certificate being conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2) The certification of the Warrant Agent on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrants (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.5 Warrantholder not a Shareholder, etc.

Nothing in this Indenture or the holding of a Warrant evidenced by a Warrant Certificate shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to any pre-emptive rights, or the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrant Certificates expressly provided.

2.6 Issue in Substitution for Lost Warrant Certificates

(1) In the event that any Warrant Certificates issued and certified under this Indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 2.6(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination, date and tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in substantially the form set out in Schedule "A" hereto, and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this section 2.6 shall bear the cost of the issue thereof and in the case of mutilation shall as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such

evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion, and such applicant shall be required to furnish an indemnity or security in amount and form satisfactory to the Company and the Warrant Agent in their sole discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.7 Warrants to Rank Pari Passu

Except as specifically provided in subsection 2.2(3) hereof, all Warrants shall rank pari passu, whatever may be the actual date of issue or the class of same.

2.8 Registration and Transfer of Warrants

(1) The Company hereby appoints the Warrant Agent as registrar of the Warrants. The Company may hereafter, with the consent of the Warrant Agent, appoint one or more additional registrars of the Warrants. The Company will cause to be kept by the Warrant Agent at the principal stock transfer offices of the Warrant Agent in the city of Toronto, Ontario:

(a) a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Share Purchase Warrant or Share Purchase Warrants pursuant to the terms of this Indenture or the terms thereof; and

(b) a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2) No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 2.8(1) hereof, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed Transfer of Warrants form attached to the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, or the liquidator of, or a trustee in bankruptcy for a Warrantholder, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(3) The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 2.8(2) hereof and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 2.8(1) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder

of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(4) The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.8(1) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable securities legislation.

(5) If a Warrant Certificate tendered for transfer bears the legend set forth in section 2.19(b), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and (A) the transfer is made to the Company or (B) a declaration to the effect set forth in Schedule "C" to this Warrant Indenture, or in such other form as the Company may from time to time prescribe, is delivered to the Warrant Agent. Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 2.08(5) shall bear the legend as set forth in section 2.19(c).

(6) If the Warrant Certificate tendered for transfer does not bear the legend set forth in subsection 2.19(b), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and a certificate stating that the transfer is being made, and the offer of the securities being transferred was made, to a person not in the United States and that is not a U.S. Person or for the account or benefit of a person in the United States or a U.S. Person. Notwithstanding the foregoing, the Warrant Agent shall not register such transfer if the Warrant Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person. Any Warrant Certificate issued to a transferee in a transfer contemplated by this section 2.08(6) shall bear the legend set forth in subsection 2.19(c).

2.9 Registers Open for Inspection

The registers referred to in subsection 2.8(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company, the Warrant Agent or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Subject Securities that might then be acquired upon the exercise of the Warrants held by each such holder.

2.10 Exchange of Warrant Certificates

(1) Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. Warrant Certificates exchanged for Warrant Certificates that bear the legend set forth in section 2.19(b) or 2.19(c) shall bear the same legend. The Company shall sign and the Warrant Agent shall certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2) Warrant Certificates may be exchanged only at the principal stock transfer offices of the Warrant Agent in the city of Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3) Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

2.11 Ownership of Warrants

The Company and the Warrant Agent and their respective agents may deem and treat the registered holder of any Warrant Certificate as the absolute owner of that Warrant represented thereby for all purposes and the Company and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary. The registered holder of any Warrant shall be entitled to the rights evidenced by that Warrant, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any holder for the Subject Securities or monies obtainable pursuant thereto shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

2.12 Adjustment of Exchange Basis

The Exchange Basis and any other acquisition rights attaching to the Warrants shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1) If and whenever at any time after the date hereof and prior to the Time of Expiry the Company shall:

(a) issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course or a distribution of Common Shares upon exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under stock option plans of the Company), or

(b) subdivide, redivide or change its then outstanding Common Shares into a greater number of shares, or

(c) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of shares,

(any of such events in these clauses (a), (b) or (c) being called a "**Common Share Reorganization**"), then the Exchange Basis in effect on the effective date of such subdivision or consolidation, or on the record date of such stock dividend or other distribution, as the case may be, shall be adjusted by multiplying the Exchange Basis in effect immediately prior to such effective or record date by a fraction: (i) the numerator of which shall be the total number of Common Shares outstanding on such date immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable), and (ii) the denominator of which shall be the total number of Common Shares outstanding on such date before giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable). The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

(2) If and whenever at any time after the date hereof and prior to the Time of Expiry, the Company fixes a record date for the distribution to all or substantially all of the holders of Common Shares of rights, options or warrants entitling them for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at

a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "**Rights Offering**"), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(a) the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, warrants or options under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, warrants or options, if any), and

(b) the denominator of which shall be the aggregate of:

(i) the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii) a number of Common Shares arrived at by dividing

(A) the amount equal to the aggregate consideration payable on the exercise of all of the rights, warrants and options under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options);

by

(B) the Current Market Price of the Common Shares as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted in accordance with this Article 2. Any Common Shares owned by or held for the account of the Company or any of its subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those

exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or converted into Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares.

(3) If and whenever at any time after the date hereof and prior to the Time of Expiry the Company shall fix a record date for the issue or distribution to all or substantially all the holders of its outstanding Common Shares of:

(a) shares of the Company of any class other than Common Shares; or

(b) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares; or

(c) evidences of indebtedness; or

(d) cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "**Special Distribution**"), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date, and

(ii) the denominator of which shall be:

(A) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B) the fair market value, as determined by action by the directors acting reasonably and in good faith (whose determination shall be conclusive), to the holders of the Common Shares of the shares, rights, options, warrants, evidences or indebtedness or property or other assets issued or distributed in the Special Distribution,

provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any shares owned by or held for the account of the Company or its subsidiaries or a partnership of which the Company is directly or indirectly a party to shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any adjustment in the Exchange Basis occurs pursuant to this subsection 2.12(3) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection 2.12(3), the Exchange Basis shall be readjusted immediately after the expiration of any relevant exchange, conversion, or exercise right to the Exchange Basis which would then be in effect if the fair market value had been determined on the basis of the number of securities issued and remaining issuable immediately after such expiration.

(4) If and whenever at any time after the date hereof and prior to the Time of Expiry there shall be a reclassification of Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer (other than to a Subsidiary) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a "**Capital Reorganization**"), any Warrantholder who thereafter shall exercise his right to receive Common Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Subject Securities to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Subject Securities to which such holder was theretofore entitled upon exercise. If appropriate, adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 and this indenture with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 and this indenture shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Agent and entered into pursuant to the provisions of this indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(5) Forthwith upon the occurrence of any of the events referred to in the preceding subsections above, the Company shall:

(a) file with the Warrant Agent a certificate of the Company specifying the required adjustment; and

(b) give notice to the Warrantholders of the required adjustment.

(6) Any adjustment or re-adjustment to the Exchange Basis as set forth herein shall also include a corresponding adjustment or re-adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (i) the numerator of which shall be the Exchange Basis prior to the adjustment, and (ii) the denominator of which shall be the Exchange Basis after the adjustment or re-adjustment.

2.13 Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of section 2.12:

(1) The adjustments provided for in section 2.12 shall be cumulative and such adjustments shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this section 2.13.

(2) If the purchase price provided for in any Rights Offering (the "**Rights Offering Price**") is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 2.12(2) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of section 2.12.

(3) No adjustment in the Exchange Basis shall be required unless the cumulative effect of such adjustment or adjustments would change the Exercise Price by at least 1% or would result in a change in the Exchange Basis of at least one-one hundredth of a Common Share based on the prevailing Exchange Basis, provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(4) No adjustment in the Exchange Basis shall be made in respect of any event described in section 2.12, other than the events referred to in paragraphs (b) and (c) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, any such participation being subject to regulatory approval.

(5) No adjustment in the Exchange Basis shall be made pursuant to section 2.12 in respect of the issue from time to time of Subject Securities on exercise of the

Warrants or in respect of the issue from time to time of a Dividend Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue shall be deemed not to be a Common Share Reorganization.

(6) If a dispute shall at any time arise with respect to adjustments provided for in section 2.12, such dispute shall, absent manifest error, be conclusively determined by the Company's Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Company, the Warrant Agent and the Warrantholders.

(7) If the Company shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(8) In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(9) As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(10) In case the Company, after the date hereof, shall take any action, other than action described in section 2.12, which in the opinion of the directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exchange Basis and/or the Exercise Price shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting reasonably and in good faith, may reasonably determine to be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment in the Exchange Basis and/or the Exercise Price prior to the effective date of any action by the Company affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(11) The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company or the Company's Auditors.

2.14 Postponement of Subscription

In any case where the application of section 2.12 results in an increase in the number of Subject Securities which are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of the event, the Company may postpone the issuance to the holder of the Warrant of the Subject Securities to which he is entitled by reason of such adjustment but such Subject Securities shall be so issued and delivered to that holder upon completion of that event, with the number of such Subject Securities calculated on the basis of the number of Subject Securities on the date that the Warrant was exercised adjusted for completion of that event and the Company shall deliver to the person or persons in whose name or names the Subject Securities are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Subject Securities and the right to receive any dividends or other distributions which, but for the provisions of this section, such person or persons would have been entitled to receive in respect of such Subject Securities from and after the date that the Warrant was exercised in respect thereof.

2.15 Notice of Adjustment

(1) At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 2.12, the Company shall:

(a) file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b) give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2) In case any adjustment for which a notice in subsection 2.15(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a) file with the Warrant Agent a computation of such adjustment; and

(b) give notice to the Warrantholders of the adjustment.

(3) The Warrant Agent may, absent manifest error, act and rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

2.16 No Action after Notice

The Company covenants with the Warrant Agent that it will not take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in subparagraph (1)(b) of section 2.15 hereof;

2.17 Purchase of Warrants for Cancellation

The Company may, at any time and from time to time, purchase Warrants on any stock exchange, in the open market, by private agreement or contract, by invitation for tender or otherwise (which shall include a purchase through an investment dealer or firm holding membership on a Canadian stock exchange). Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. All Warrants purchased pursuant to the provisions of this section 2.17 shall be forthwith delivered to, cancelled and destroyed by the Warrant Agent and shall not be reissued. If required by the Company, the Warrant Agent shall furnish the Company with a certificate as to such destruction.

2.18 Protection of Warrant Agent

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist which may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b) be accountable with respect to the validity or value or the kind or amount of any Subject Securities which may at any time be issued or delivered upon the exercise of the Warrants;

(c) be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver the Subject Securities or certificates evidencing the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 2; or

(d) incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

2.19 Legended Warrant Certificates

(a) The Warrant Agent understands and acknowledges that the Subject Securities and Warrants have not been, and will not be, registered under the Securities Act.

(b) Each Warrant Certificate originally issued to a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO ONTZINC CORPORATION (THE "COMPANY"), OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA;

(c) Each Warrant Certificate originally issued to a person, other than a U.S. Person or a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF" HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES"

AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

(d) Each certificates representing Subject Securities issued upon the exercise of Warrants which bear the legend set forth in subsection 2.19(b) and which are issued and delivered pursuant to section 3.7(2) shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

(e) Each certificate representing Subject Securities issued upon the exercise of Warrants which bear the legend set forth in subsection 2.19(c) shall not bear any legend for purposes of the Securities Act.

## ARTICLE 3

## EXERCISE OF WARRANTS

3.1 Method of Exercise of Warrants

(1) Subject always to the provisions of this Indenture, including Article 2 and this Article 3, and to compliance by both the Company and the holder with applicable law and subject to adjustments set out herein, the registered holder(s) of any Warrants

may exercise the rights thereby conferred on him or them to acquire all or any part of the Subject Securities to which such Warrants entitle the holder(s), by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time on or before the Time of Expiry at its principal stock transfer offices in the city of Toronto, Ontario (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent), with a duly completed and executed subscription form of the registered holder (or his executors, administrators or other legal representative or his attorney duly appointed by an instrument in writing in form and manner satisfactory to the Warrant Agent), substantially in the form of subscription set out in Schedule "A" attached to the Warrant Certificate specifying the number Subject Securities subscribed for together with a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Subject Securities subscribed for. A Warrant Certificate with the duly completed and executed subscription form and payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2) Any subscription form referred to in subsection 3.1(1) shall be signed by the Warrantholder, shall specify the person(s) in whose name such Subject Securities are to be issued, the address(es) of such person(s) and the number of Subject Securities to be issued to each person, if more than one is so specified. If any of the Subject Securities subscribed for are to be issued to a person(s) other than the Warrantholder, the signatures set out in the subscription form referred to in subsection 3.1(1) shall be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Subject Securities unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(3) If, at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.1(1), there are any trading restrictions on the Subject Securities pursuant to applicable securities legislation or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Subject Securities to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation and that there are no trading restrictions unless it is otherwise notified in writing by the Company or it is otherwise required to take notice thereof pursuant to this indenture.

3.2 No Fractional Shares

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more

Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares.

3.3 Effect of Exercise of Warrants

(1) Upon compliance by the Warrantholder with the provisions of section 3.1, the Subject Securities subscribed for shall be deemed to have been issued and the person to whom such Subject Securities are to be issued shall be deemed to have become the holder of record of such Subject Securities on the Exercise Date unless the transfer registers of the Company for the Common Shares or other applicable securities shall be closed on such date, in which case the Subject Securities subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Subject Securities on the date on which such transfer registers are reopened.

(2) Within three Business Days following the due exercise of a Warrant pursuant to section 3.1 and forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Subject Securities are to be issued (as applicable) and the addresses of such holders of the Subject Securities.

(3) Within five Business Days of the due exercise of a Warrant pursuant to section 3.1, the Company shall mail to the person in whose name the Subject Securities so subscribed for are to be issued, as specified in the subscription form completed on the Warrant Certificate, at the address specified in such subscription form, or, if so specified in such subscription form, a certificate or certificates for the Subject Securities to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised which such Warrant Certificate shall bear the same legends as the Warrant Certificate exercised.

3.4 Cancellation of Warrant Certificates

All Warrant Certificates surrendered to the Warrant Agent pursuant to sections 2.6, 2.8(2), 2.10 or 3.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.8(1). The Warrant Agent shall, if required by the Company, furnish the Company with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect whatsoever.

3.5 Subscription for less than Entitlement

The holder of any Warrant may subscribe for and purchase a whole number of Subject Securities that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant Certificate. In such event, the holder

thereof shall be entitled to receive a new Warrant Certificate in respect of the balance of Subject Securities that such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and that were not then purchased, such new Warrant Certificate to contain the same legend as provided for in section 2.19, if applicable.

3.6 Expiration of Warrant

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect, except to the extent that a Warrant has been duly exercised and Exercise Price paid and delivered to the Warrant Agent in respect thereof for a Warrant and the Subject Securities have not been received in respect thereof, in which case the rights hereunder in respect of such Warrant with respect to receipt of Subject Securities shall continue until received.

3.7 Prohibition on Exercise by U.S. Persons; Exception

(1) Subject to subsection 3.7(2), (i) Warrants may not be exercised within the United States or by or on behalf of any U.S. Person nor by a person for the account or benefit of a U.S. Person or a person in the United States; and (ii) no Subject Securities issued upon exercise of Warrants may be delivered to any address in the United States. The Warrant Agent shall be entitled to rely upon the registered address of the Warrantholder in determining whether the address is in the United States or is a U.S. Person.

(2) Notwithstanding subsection 3.7(1), Subject Securities issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants signs and delivers to the Warrant Agent a letter substantially in the form attached as Schedule "B" hereto.

## ARTICLE 4

## COVENANTS FOR WARRANTHOLDERS' BENEFIT

4.1 General Covenants of the Company

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(1) The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with generally accepted accounting practice and applicable law and will, if and whenever required in writing by the Warrant Agent, file with the Warrant Agent

copies of all financial statements and other material of the Company furnished to its shareholders during the term of this Indenture.

(2) The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the TSX and to have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX as expeditiously as possible.

(3) The Company will use its commercially reasonable best efforts to list the Warrants on the TSX and to maintain such listing until the Time of Expiry.

(4) The Company will reserve and keep available a sufficient number of Subject Securities for issuance upon the exercise of Warrants issued by the Company.

(5) The Company will cause the Subject Securities from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(6) The Company will cause the certificates representing the Subject Securities from time to time to be acquired pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(7) All Subject Securities that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable and the holders thereof shall not be liable to the Company or its creditors in respect thereof.

(8) The Company will use its commercially reasonable best efforts to maintain its status as a "reporting issuer" not in default of the requirements of each of the provinces of Canada until the Time of Expiry.

(9) Generally, the Company will well and truly perform and carry out all the acts and things to be done by it as provided in this Indenture.

(10) The Company will promptly advise the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture.

(11) The Company and the Warrant Agent acknowledge and agree that (i) none of the foregoing covenants shall be interpreted or applied so as to prohibit or restrict or otherwise limit the Company's ability, right and authority to undertake or implement one or more of the actions contemplated by Sections 2.12 or 7.2; and (ii) the foregoing covenants shall be interpreted and applied following each of such actions with reference to any successor to the Company and with reference to any securities into which the Common Shares, Subject Securities and/or the Warrants may be changed or for which they may be exercisable as a result of such action or actions.

4.2 Securities Qualification Requirements

(1) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any federal or provincial law of Canada before the Subject Securities may be issued or delivered to a Warrantholder or resold by such Warrantholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2) The Company will give written notice of the issue of Subject Securities pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3 Warrant Agent's Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the duties and obligations hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Warrant Agent.

4.4 Performance of Covenants by Warrant Agent

Subject to section 8.7, if the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within 10 Business Days after receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in section 4.3. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

4.5 Certificates of No Default

At any time as requested by the Warrant Agent, the Company will deliver to the Warrant Agent a certificate signed by any two of the Chief Executive Officer, the Chief Financial Officer, the President or a Vice-President of the Company stating that the Company has complied with all covenants, conditions or other requirements

contained in this Indenture that are required to be complied with at that time or if such is not the case, specifying the covenant, condition, or other requirement which has not been complied with and giving particulars of such non-compliance.

4.6 Warranty of the Company

The Warrants, when issued and certified as herein provided, shall be valid and enforceable obligations of the Company.

## ARTICLE 5

## ENFORCEMENT

5.1 Suits by Warrantholders

Subject to section 6.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

Subject to applicable law, the Warrantholders, by acceptance of the Warrant Certificate and as part of the consideration for the issue of the Warrants, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the shares pursuant to any warrant or any covenant, agreement, representation or warranty by the Company herein or in the Warrant Certificates contained.

5.2 Limitation of Liability

The obligations hereunder (including without limitation under subsection 8.7(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor person) shall be bound in respect hereof.

## ARTICLE 6

## MEETINGS OF WARRANTHOLDERS

### 6.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders' Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders' Request against the costs, charges, expenses and liabilities which may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Company or a Warrantholders' Request, funding and indemnity given as aforesaid the Warrant Agent fails to give the requisite notice specified in section 6.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be chosen by the Company or by the Warrantholders signing a Warrantholders' Request and approved by the Warrant Agent, acting reasonably.

### 6.2 Notice

At least 21 days prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Company in the manner provided for in section 9.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice shall state the time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Company or the person designated by such Warrantholders, as the case may be.

6.3 Chairman

The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

6.4 Quorum

Subject to the provisions of section 6.11, at any meeting of the Warrantholders a quorum shall consist of two Warrantholders present in person or represented by proxy and representing at least 25% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 25% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

6.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.7 Poll and Voting

On every Extraordinary Resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy, on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him but shall not have a second or deciding vote.

6.8 Regulations

Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a) for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b) for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, or sent by email or facsimile before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c) for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d) generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof

(subject to section 6.9), shall be Warrantholders or persons holding proxies of Warrantholders.

6.9 Company, Warrant Agent and Counsel may be Represented

The Company and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Company, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote as such unless in their capacities as Warrantholders.

6.10 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution but subject to section 9.6 and subject to the prior approval of TSX:

(a) to agree with the Company to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as Warrant Agent hereunder (subject to the Warrant Agent's approval) or on behalf of the Warrantholders against the Company, whether such rights arise under this Indenture or the Warrant Certificates or otherwise, except that, in respect of a change in the Exercise Price or Exchange Basis (other than pursuant to section 2.12 and section 2.13, the amendment shall not be binding upon a holder who does not consent thereto, but any such holder may avail themselves of such changed Exercise Price or Exchange Basis in their discretion);

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or the Warrant Certificates which must be agreed to by the Company and

to authorize the Warrant Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(f) to sanction any scheme for the consolidation, amalgamation or merger of the Company with any other entity or for the sale, lease, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Company, provided that no such sanction shall be necessary in respect of any such transaction if section 7.2 has been complied with.

(g) to remove the Warrant Agent and appoint a successor Warrant Agent;

(h) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(i) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith; and

(j) to assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

6.11 Meaning of "Extraordinary Resolution"

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this section 6.11 and in section 6.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or by proxy Warrantholders representing at least 25% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(2) If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders representing at least 25% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other

case it shall stand adjourned to such day, being not less than ten Business Days later, and to such place and time as may be appointed by the chairman. Not less than three Business Days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in sections 9.1, 9.2 and 9.3. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(1) shall be an extraordinary resolution within the meaning of this indenture notwithstanding that Warrantholders representing at least 25% of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

(3) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

6.12 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

6.14 Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders representing a majority, or in the case of an Extraordinary Resolution, of at least 66 2/3%, of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person, as the case may be, or by attorney duly appointed in writing,

and the expression "resolution" or "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

6.15 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 6.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice in the manner contemplated in sections 9.1 and 9.2 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

6.16 Holdings by the Company or Subsidiaries of the Company Disregarded

(1) In determining whether Warrantholders holding a sufficient number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or its subsidiaries or in partnership of which the Company is directly or indirectly a party to shall be disregarded.

(2) For the purposes of disregarding any Warrants owned legally or beneficially by the Company or any Subsidiary or any partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company in subsection 6.16(1), the Company shall provide to the Warrant Agent, from time to time and upon request, a certificate of the Company setting forth as at the date of such certificate:

(a) the names (other than the name of the Company) of the registered holders of Warrants of which, to the knowledge of the Company, are owned by or held for the account of the Company or any Subsidiary or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company; and

(b) the number of Warrants owned legally and beneficially by the Company or any Subsidiary or a partnership of which the Company is directly or indirectly a party to or any other affiliate of the Company;

and the Warrant Agent in making the determination in subsection 6.16(1) shall be entitled to rely on such certificate.

## ARTICLE 7

## SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

7.1 Provision for Supplemental Indentures for Certain Purposes

(1) From time to time the Company (if properly authorized by its directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(b) setting forth adjustments in the application of Article 2;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that such provisions are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d) giving effect to any extraordinary resolution passed as provided in Article 6;

(e) making such provisions not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

(g) modifying any of the provisions of this Indenture, including relieving the Company from any of the obligations, conditions or restrictions herein contained which does not affect the substance of the Warrants, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief prejudices or impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture which in its opinion may not afford

adequate protection to the Warrant Agent when the same shall become operative; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced or impaired thereby.

(2) For greater certainty, approval of the Warrantholders is not required for the purpose of entering into a supplemental indenture pursuant to subsection (1).

7.2 Successor Companies

In the case of the amalgamation, consolidation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a "**successor company**"), the successor company resulting from the amalgamation, consolidation, arrangement, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, expressly assume those obligations.

## ARTICLE 8

## CONCERNING THE WARRANT AGENT

8.1 Trust Indenture Legislation

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2 Rights and Duties of Warrant Agent

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve

the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own negligence, wilful misconduct or bad faith.

(2) The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a Warrantholders' Request specifying the act, action or proceeding which the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted by it is subject to the provisions of Applicable Legislation, section 8.2 and section 8.3.

(5) The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(6) In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

8.3 Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3) Whenever Applicable Legislation requires that evidence referred to in subsection 8.3(1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Company and may be relied upon by the Warrant Agent in good faith without further inquiry.

(4) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(5) The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(6) The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with section 4.3.

(7) The Warrant Agent may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

8.4 Securities, Documents and Monies Held by Warrant Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof may be placed in the deposit vaults of the Warrant Agent or of any Schedule I Canadian chartered bank for safekeeping with any such bank or the Warrant Agent. Unless herein otherwise expressly provided, any money held pending the application or withdrawal thereof under any provision of this Indenture may be deposited in the name of the Warrant Agent in any Schedule I Canadian chartered bank at the rate of interest then current on similar deposits or, with the consent of the Company, may be invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of any Schedule I Canadian chartered bank. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall, subject to section 4.4, belong to the Company and shall be paid to the Company upon discharge of this Indenture.

8.5 Actions by Warrant Agent to Protect Interests

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.6 Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties, obligations and powers of this Indenture or otherwise, subject to section 8.8.

8.7 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(1) The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants).

(2) Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3) The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4) The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5) Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.8 Replacement of Warrant Agent

(1) The Warrant Agent may resign its duties and obligations and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new

Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice at the Company's expense, on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this section 8.8 shall be a corporation authorized to carry on the business of a recognized transfer agent or a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2) Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 9.2.

(3) Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new warrant agent under subsection 8.8(1).

(4) Any Warrants certified but not delivered by a predecessor Warrant Agent may be certified by the new or successor warrant agent in the name of the predecessor or the new or successor warrant agent.

8.9 Conflict of Interest

(1) The Warrant Agent represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists which is it aware of in the Warrant Agent's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its duties and obligations hereunder. If any such material conflict of

interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

(2) Subject to subsection 8.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary without being liable to account for any profit made thereby.

8.10 Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

8.11 Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

8.12 Authorization to Carry on Business

The Warrant Agent represents to the Company that it is registered to carry on the business of a recognized transfer agent or trust company in each of the Provinces of Canada.

## ARTICLE 9

## GENERAL

9.1 Notice to the Company and the Warrant Agent

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by telecopier:

(a) If to the Company, to:

ONTZINC Corporation
6 Adelaide Street East
Suite 300
Toronto, Ontario M5H 1H6

Attention: President
Facsimile: (416) 360-5882

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Scotia Plaza
Toronto, Ontario M5H 3C2

Attention: Cameron A. Mingay
Facsimile: (416) 640-3163

(b) If to the Warrant Agent, to:

Equity Transfer Services Inc.

120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

Attention: Richard Barnowski
Facsimile: (416) 361-0470

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

(2) The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 9.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this indenture. A copy of any notice of change of address given pursuant to this subsection 9.1(2) shall be available for inspection at the principal stock transfer offices of the Warrant Agent in the city of Toronto, Ontario by Warrantholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 9.1(1) by cable, telegram, telex, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

9.2 Notice to the Warrantholders

(1) Any notice to the Warrantholders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the next Business Day following the date of delivery if such date is not a Business Day. In the case of joint holders, all notices may be given to whichever one of the Warrantholders is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all such joint Warrantholders.

(2) If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

(3) Accidental error or omission in giving notice or accidental failure to give notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

9.3 Discretion of Directors

Any matter provided herein to be determined by the directors of the Company in their sole discretion and determination so made will be conclusive.

9.4 Satisfaction and Discharge of Indenture

Upon the date by which there shall have been delivered to the Warrant Agent for exercise or destruction in accordance with the provisions hereof of all Warrants theretofore certified hereunder, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company's obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Warrant Agent.

9.5 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

9.7 Regulatory Compliance

No change may be made to this Indenture or to the terms of the Warrants (including by way of supplemental indenture) unless such change may be made without the consent of any regulatory authority or is made with the consent of such regulatory authority, and is otherwise lawful.

9.7 Language

The parties hereto confirm their express wish that this indenture and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Notwithstanding such express wish, the parties agree that any such document or agreement, or any part thereof or of this indenture, may be drawn up in the French language.

Les parties aux présentes conferment leur volunté expresse que la présente convention ainsi que tous les documents et conventions s'y rattachant directement ou indirectement soient rédigés en anglais. Nonobstant cette volunté expresse, les parties aux présentes conviennent que la présente convention ainsi que tous les documents et conventions s'y rattachant directement ou indirectement, ou toute partie de ceux-ci, puissant être rédigés en français.

9.8 Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this indenture.

**IN WITNESS WHEREOF** the parties hereto have executed this indenture under the hands of their proper officers in that behalf.

**ONTZINC CORPORATION**

Per: *"Peter George"*
Authorized Signing Officer

**EQUITY TRANSFER SERVICES INC.**

Per: *"Richard Barnowski"*
Authorized Signing Officer

Per: ______________________________
Authorized Signing Officer

SCHEDULE "A"

**FORM OF WARRANT CERTIFICATE**

[All certificates representing Warrants originally issued to a U.S. person or a person in the United States or a person for the account or benefit of a U.S. person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."]

[All certificates representing Warrants issued outside the United States to persons other than U.S. persons or for the account or benefit of U.S. persons or persons in the United States and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."]

CUSIP No. 683381 11 5

**Warrant Certificate No. W______**

Representing ____________
Warrants to acquire
Common Shares

**COMMON SHARE PURCHASE WARRANTS**

**OF**

**ONTZINC CORPORATION**

THIS CERTIFIES that, for value received, the registered holder hereof, (the "holder") is entitled at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009, to subscribe for one Common Share of ONTZINC Corporation (the "Company") for each Share Purchase Warrant represented hereby, subject to adjustment in the events and manners set forth in the Warrant Indenture hereinafter mentioned, by surrendering to Equity Transfer Services Inc. (the "Warrant Agent") at its principal stock transfer offices in the City of Toronto, Ontario, this Warrant Certificate, with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of $0.105 per Common Share, subject to adjustment in the events and manners set forth in the Warrant Indenture hereinafter mentioned, (the "Exercise Price") by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company in the City of Toronto, Ontario. The holder of this Warrant Certificate may purchase less than the number of Common Shares that such holder is entitled to purchase on the exercise of the Share Purchase Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Share Purchase Warrants not then exercised will be issued to the holder which Warrant Certificate will bear the same legends as this Warrant Certificate.

Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Share Purchase Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal stock transfer offices in the City of Toronto, Ontario.

Upon due exercise of the Share Purchase Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder's signature on the Subscription Form herein shall be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such

person(s) shall become a holder(s) in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate the Warrant Agent shall issue a certificate(s) representing such Common Shares within five Business Days after such exercise of the Share Purchase Warrants.

This Warrant Certificate represents Share Purchase Warrants of the Company issued or issuable under the provisions of the Warrant Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of December 21, 2004 between the Company and the Warrant Agent, as warrant agent, that contains particulars of the rights of the holders of the Share Purchase Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Share Purchase Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture is available for inspection at the principal office of the Warrant Agent. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Warrant Indenture. In the event of any conflict between the provisions of this Warrant Certificate and the Warrant Indenture, then the provisions of the Warrant Indenture shall govern.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, accompanied by a duly completed and executed Transfer of Warrants form (as attached hereto) executed by the registered holder(s) or his or their executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for one or more Warrant Certificates in any other authorized denominations representing in the aggregate an equal number of Warrants represented by the Warrant Certificates being exchanged, provided that any Warrant Certificates issued will bear the same legend as the Warrant Certificates being exchanged. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Share Purchase Warrants represented by this certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him or them to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Share Purchase Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in

writing signed by Warrantholders holding a specified percentage of Share Purchase Warrants outstanding.

The Share Purchase Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws applicable therein and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Warrant Indenture.

The Company may from time to time and at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009, purchase any of the Share Purchase Warrants by private agreement or otherwise on such terms and conditions and at such price as the Company may in its sole discretion determine.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Share Purchase Warrant certificate to be signed by its duly authorized officer as of the 21st day of December, 2004.

**ONTZINC CORPORATION**

By: ______________________________
Authorized Signing Officer

**This Warrant Certificate represents Share Purchase Warrants referred to in the Warrant Indenture within mentioned.**

Countersigned by:

**EQUITY TRANSFER SERVICES INC.**

By: ______________________
Authorized Signing Officer

Date of Certification: __________________

## TRANSFER OF WARRANTS

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY, (I) TO ONTZINC CORPORATION, OR (II) OUTSIDE THE UNITED STATES TO PERSONS OTHER THAN U.S. PERSONS OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

(name)

(address)

_____________ of the Warrants registered in the name of the undersigned represented by the within certificate.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, a person in the United States or a U.S. Person (as such terms are defined in Regulation S under the U.S. Securities Act), or acquiring these securities for the account or benefit of U.S. persons or persons in the United States.

DATED the ____ day of _________, ____.

Signature of Warrantholder guaranteed by:

_________________________
(Signature of Warrantholder)

_________________________
Authorized Signature Number

NOTE: (1) The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian Schedule I chartered bank or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States, or in accordance with industry standards.

(2) All Warrant certificates issued to a transferee outside the United States to persons other than U.S. persons, or for the account or benefit of U.S. persons or persons in the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, and all certificates issued in exchange therefore or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED TO, OR EXERCISED BY, ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT."

Toronto

If by hand or courier:

c/o Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

If by mail:

c/o Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

SUBSCRIPTION FORM

TO: ONTZINC CORPORATION

| Toronto<br>If by hand or courier:<br><br>c/o Equity Transfer Services Inc.<br>120 Adelaide Street West<br>Suite 420<br>Toronto, Ontario M5H 4C3 | If by mail:<br><br>c/o Equity Transfer Services Inc.<br>120 Adelaide Street West<br>Suite 420<br>Toronto, Ontario M5H 4C3 |
|---|---|

The undersigned holder of the within Share Purchase Warrants hereby irrevocably subscribes for ________ Common Shares of ONTZINC Corporation at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, Ontario to the order of ONTZINC Corporation in payment in full of the subscription price of the Common Shares hereby subscribed for.

Capitalized terms used herein shall have the meanings given to them in the Warrant Indenture dated as of December 21, 2004 between ONTZINC Corporation and Equity Transfer Services Inc., as amended and supplemented.

The undersigned hereby directs that the said Common Shares be issued as follows:

| NAME(S) IN FULL | ADDRESS(ES) | NUMBER OF COMMON SHARES |
|---|---|---|
| | | |
| | | |
| | | |

(Please print.)

Note: If securities are issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all applicable transfer or similar taxes and the signature of the holder must be guaranteed by a Canadian Schedule I chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program or in accordance with industry standards.)

The undersigned certifies as follows (check one box):

A ☐ The undersigned (i) is not a "U.S. Person", within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or a person in the United States (ii) is not exercising this Warrant for the account or benefit of any U.S. Person or person in the United States, (iii) did not execute or deliver this Subscription Form within the United States and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act.

B ☐ The undersigned is an "institutional accredited investor", as such term is defined in Rule 501(a)(1), (2), (3) or (7) of the U.S. Securities Act, exercising this Warrant for its own account or the account of an "institutional accredited investor" over which it exercises sole investment discretion, and has provided to the Company an executed representation letter, substantially in the form attached as Schedule "B" to the Warrant Indenture, a copy of which is available upon request from the Warrant Agent of the Company.

* Unless box B above has been checked, Warrants may not be exercised within the United States or by, or for the account or benefit of, any U.S. Person (as defined by Regulation S under the U.S. Securities Act) or person in the United States and Common Shares will not be issued to any person who has set out an address in the United States nor shall any certificates representing Common Shares be delivered to any U.S. address.

DATED this _____ day of _________, ____.

________________________ ____________
Signature of Warrantholder Signature of Guarantor

________________________________________
Print Name

________________________________________
Address

[ ] Please check this box if the securities are to be delivered at the office where these Share Purchase Warrants are surrendered, failing which the securities will be mailed.

SCHEDULE "B"

## REPRESENTATION LETTER

TO: ONTZINC Corporation

Ladies and Gentlemen:

In connection with the acquisition by the purchaser (the "Subscriber") of common shares (the "Common Shares") of ONTZINC Corporation (the "Company"), the Subscriber or the undersigned on behalf of the Subscriber, as the case may be, hereby represents and agrees for the benefit of each of you that:

1. the Subscriber is authorized to consummate the purchase of the common shares.

2. is an "institutional accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States *Securities Act of 1933*, as amended (the "Securities Act"), because it is:

(a) any bank as defined in Section 3(a)(2) of *the U.S. Securities Act* or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the *U.S. Securities Act* whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the *U.S. Securities Exchange Act of 1934*; any insurance company as defined in Section 2(a)(13) of the *U.S. Securities Act*; any investment company registered under the *Investment Company Act of 1940* or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the *Small Business Investment Act of 1958*; any plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the *Employee Retirement Income Security Act of 1974* if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(b) any private business development company as defined in Section 202(a)(22) of the *Investment Advisers Act of 1940*;

(c) any organization described in Section 501(c)(3) of the *Internal Revenue Code*, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(d) any trust with total assets in excess of US$5,000,000, not formed for the purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

3. The Subscriber is acquiring the Common Shares either for its own account or for one or more accounts of institutional accredited investors as to which it exercises sole investment discretion, in either case for investment purposes, and not with a view to any resale, distribution or other disposition thereof in violation of United States securities laws or applicable state securities laws.

4. The Subscriber understands and acknowledges that neither the Common Shares nor any interest therein has been or will be registered under the Securities Act or any applicable state the securities laws. The Subscriber understands and acknowledges that the Company is under no obligation to register any of the Common Shares on Subscriber's behalf or to assist Subscriber in complying with an exemption from registration.

5. The Subscriber further acknowledges and agrees that, because the Common Shares have not been registered under the Securities Act and the Common Shares will be issued in connection with a private offering exempt from registration under the Securities Act, the Securities are "restricted securities" within the meaning of Rule 144 (a)(3) under the Securities Act and cannot be reoffered or resold unless they are subsequently registered under the Securities Act or an exemption from registration thereunder is available, and that the Subscriber will continue to bear the economic risk of its investment in the Common Shares for an indefinite period of time and withstand a complete loss of, such investment.

6. The Subscriber agrees that it will not re-offer, resell, pledge, hypothecate or otherwise transfer any of the Common Shares (or securities that may be received in replacement thereof or in exchange therefor) except: (a) to the Company, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (c) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (d) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and has therefore furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect. The Subscriber also agrees that

each certificate for the Common Shares (and any certificate issued in replacement thereof or in exchange therefor) shall bear a restrictive legend in substantially the following form and that an appropriate stop transfer order implementing the same shall be lodged with the transfer agent for the Common Shares:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

7. The Subscriber represents that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Shares. The Subscriber acknowledges that it has had access to such information concerning the Company as it has deemed necessary to make an informed decision to purchase the Common Shares, and has been afforded the opportunity to ask questions and receive answers from representatives of the Company regarding the Company and the terms and conditions relating to investment in the Company, and all such questions have been answered to its full satisfaction.

8. The Subscriber is not purchasing the Common Shares as a result of any general solicitation or general advertising (as these terms are used in Regulation D under the U.S. Securities Act), including, but not limited to: (a) as a result of or subsequent to becoming aware of any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; or (b) as a result of or subsequent to attendance at a seminar or meeting called by any of the means set forth in (a); or (c) as a result of or subsequent to any solicitation by a person not previously known to it in connection with investments in securities generally.

9. The Subscriber consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein.

10. The Subscriber understands and acknowledges that the Company is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act.

11. If required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares.

12. The Subscriber acknowledges that a purchase of the Common Shares involves a high degree of risk and Subscriber can afford the complete loss of its purchase price for the Common Shares.

Dated _______________, 200____.

_____________________________
(Print name of Subscriber)

By: _____________________________

Name: _____________________________
Title: _____________________________

SCHEDULE "C"

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Equity Transfer Services Inc.
as registrar and transfer agent
for Common Shares and Warrants of ONTZINC Corporation

c/o Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario M5H 4C3

The undersigned (a) acknowledges that the sale of the securities of ONTZINC Corporation (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 of the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a "Designated Offshore Securities Market" as defined in Rule 902 of Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ______________

______________________________
Name of Seller

By: ______________________
Name:
Title:

# AMENDED AND RESTATED

# ASSET PURCHASE AGREEMENT

**by and between**

**ST. LAWRENCE ZINC COMPANY**

**and**

**ZCA MINES, INC.**

**Dated as of June 10, 2003**

## TABLE OF CONTENTS

**Page**

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT (this "*Agreement*"), dated as of June 10, 2003, by and between St. Lawrence Zinc Company, a Delaware corporation (the "*Buyer*") and ZCA Mines, Inc., a Delaware corporation (the "*Seller*").

WHEREAS, the Seller is engaged in the business of owning and operating certain properties and other assets located in St. Lawrence County and Franklin County in the State of New York (the "*Business*"), including zinc mining and milling operations;

WHEREAS, the parties hereto have entered into that certain Asset Purchase Agreement, dated May 2, 2003 (the "*Original Agreement*"), pursuant to which the Buyer agreed to purchase certain assets of the Seller;

WHEREAS, the parties hereto desire to amend and restate the Original Agreement in its entirety, to provide for the Buyer's purchase of the Seller's assets in the manner and subject to the terms and conditions set forth herein;

WHEREAS, in May 2001, the Seller temporarily placed its zinc mining and milling operations on care and maintenance status;

WHEREAS, the Seller is a debtor-in-possession in a procedurally consolidated case (the "*Bankruptcy Case*") filed on or about August 19, 2002 under Chapter 11 of Title 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101 *et seq.* (the "*Bankruptcy Code*"), before the United States Bankruptcy Court for the Southern District of New York (the "*Bankruptcy Court*"), Case No. 02-14024; and

WHEREAS, the Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, the Purchased Assets (the definition of such term and other capitalized terms used herein are cross-referenced in the Glossary hereto) pursuant to Sections 363 and 365 of the Bankruptcy Code all on the terms and subject to the conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties agree as follows:

## ARTICLE I.
## PURCHASE AND SALE OF ASSETS

1.1. Purchase and Sale of Assets. At the Closing, the Seller shall sell, convey, transfer, assign, or cause to be sold, conveyed, transferred and assigned, to the Buyer, and the Buyer shall purchase, accept, assume and receive from the Seller, all of the Purchased Assets. Except as otherwise provided in this Agreement, all of the Purchased

Assets shall be transferred free and clear of any liens, claims, encumbrances or security interests, other than those which constitute part of the Assumed Liabilities.

The "*Purchased Assets*" are all of the following assets, rights and claims of the Seller, existing as of the Closing Date, directly relating to the Business (other than the Excluded Assets):

(a) The "*Real Property*" consisting of all real property owned by Seller and located in St. Lawrence County and Franklin County in the State of New York, including all land, buildings, structures (including, without limitation, all above-ground and underground storage tanks and their contents, if any), easements, appurtenances and privileges relating thereto, as more fully described in Section 1.1(a) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof) attached hereto and made a part hereof (the "*Disclosure Schedule*");

(b) All furniture, fixtures, equipment, machinery, computer hardware, tools, parts, automobiles and trucks (the "*Equipment*") listed in Section 1.1(b) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof);

(c) All leasehold interests and leasehold improvements created by leases of real (the "*Real Property Leases*") or personal property, including mineral leases, located in St. Lawrence County and Franklin County in the State of New York under which the Seller is a lessee or lessor, as described in Section 1.1(c) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof) (all such personal property which the Seller is leasing as lessee shall herein be referred to as the "*Leased Personalty*" and the Seller's leasehold interest as lessee of real property shall herein be referred to as the "*Leased Premises*");

(d) All fuel, operating and other supplies; and all waste rock, tailings and other materials relating to the zinc mining and milling operations, whether classified as waste, reclaimed areas or otherwise;

(e) Subject to Sections 1.2(a), 1.2(b) and 1.2(c) hereof, all of the Seller's books and records located at the Balmat, New York facility relating to the Business (including such books and records relating to accounts receivable and payable, inventory, maintenance, employees who are hired by the Buyer as of the Closing Date, asset history records, ledgers, books of original entry, environmental, health and safety records and property tax returns); provided, the Seller shall have the right to retain the originals of such books and records to the extent required under Applicable Law and the Buyer shall receive copies thereof;

(f) All computer software set forth in Section 1.1(f) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof) that the Seller has the right to assign, license or otherwise permit the use of without cost or expense to the Seller, including all documentation and source codes with respect to such software;

(g) All mineral rights and rights to mineral exploration;

(h) All assets listed in Section 1.1(h) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof);

(i) All claims (including counter and cross-claims), causes of action and other rights to the extent directly and primarily related to the Purchased Assets (except as otherwise specifically provided herein), but specifically excluding any such claims, causes of action or other rights relating primarily to any Excluded Assets;

(j) All rights under service agreements, purchase orders, timber contracts, development contracts, licenses and other relevant agreements of or relating to the Business ("*Contracts*") set forth in Section 4.7(a) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof) to the extent such Contracts are assignable by the Seller and the corresponding obligations thereunder constitute Assumed Liabilities, including all rights in, to and under the Material Contracts set forth in Section 4.7(a) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof); and

(k) All transferable permits, licenses, filings, authorizations, registrations and approvals (and any pending applications for any thereof), issued by any Governmental Authority, set forth on Section 1.1(k) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof) necessary to (i) conduct the operations of the Business and to own, manufacture, distribute, install, operate, service and maintain any product, fixture, facility, equipment, vehicle, machinery or installation directly and exclusively relating to the Business or (ii) store, transport, dispose of or sell any substance used, handled or sold in the operation of the Business.

Notwithstanding the foregoing, the Purchased Assets shall not include any Excluded Assets.

1.2. Excluded Assets. The following assets, rights and claims of the Seller are expressly excluded from the Purchased Assets and shall not be sold, assigned, transferred or delivered pursuant hereto (the "*Excluded Assets*"):

(a) All corporate minute books, stock records and corporate seals of the Seller; provided, the Buyer shall have access to such books and records as reasonably necessary for the conduct by the Buyer of the Business;

(b) All books of account and other records that are required by law to be kept in the Seller's possession, including, without limitation, tax returns; provided, the Buyer shall have access to such books and records (other than corporate income and franchise tax returns) as reasonably necessary for the conduct by the Buyer of the Business and shall receive copies of any such documents specifically requested;

(c) All books and records relating to any Excluded Liabilities and any Excluded Assets; provided, the Buyer shall have access to such records as reasonably necessary for the conduct by the Buyer of the Business and shall receive copies of any such documents specifically requested;

(d) All cash and cash equivalents held in any bank accounts in the name of the Seller, except for any such cash and cash equivalents held in bank accounts set forth on Section 1.2(d) of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof);

(e) All insurance policies relating to the Business, the Purchased Assets and any Excluded Assets, and any and all amounts that may be payable or recoverable thereunder (including any such amounts payable in respect of any liabilities or claims that are asserted on or after the Closing Date but relate to events that occurred or circumstances that existed on or prior to the Closing Date);

(f) The names "Zinc Corporation of America", "ZCA Mines, Inc." and "ZCA", and all trademarks, service marks, tradenames, logos and domain names containing such names or variations thereof;

(g) All tax refunds, claims and credits relating to periods ending on or before the Closing Date;

(h) All assets relating to the Seller's employee benefit plans;

(i) All rights and benefits of the Seller under or relating to this Agreement and all agreements entered into between the Seller and the Buyer in connection herewith;

(j) All claims against third parties to the extent such claims are not related to the Assumed Liabilities or Purchased Assets;

(k) The Seller's railcar fleet;

(l) All records of past and current employees of the Seller;

(m) All assets, rights and claims of the Seller not directly related to the Business;

(n) All intercompany, affiliate or intracompany receivables or rights to payment;

(o) All rights and benefits of the Seller and any of its affiliates under or relating to the indemnification pursuant to Section Nine of that certain Asset Purchase Agreement between St. Joe Minerals Corporation and the New Jersey Zinc Company, a division of Horsehead Industries, Inc., dated as of August 21, 1987, and all rights and

benefits of the Seller under that certain Settlement Agreement between the Seller, Fluor Corporation, The Doe Run Resources Corporation (f/k/a St. Joe Minerals Corporation) and Salomon, Inc., signed August 1994; and

(p) All causes of action under Chapter 5 of the Bankruptcy Code, including but not limited to, preference claims, fraudulent transfer or conveyance claims, or any other avoidance claims or causes of action of the Seller arising out of the Bankruptcy Code against any person or entity.

1.3. Assumption of Liabilities. At the Closing, the Buyer shall (a) assume and agree to pay, discharge and/or perform the Assumed Liabilities in accordance with their respective terms and conditions and (b) pursuant to Section 10.3 hereof, indemnify the Seller against all of the Assumed Liabilities and any future liabilities that may arise out of or in connection with the Business following the Closing.

The "*Assumed Liabilities*" are (x) all debts, obligations, commitments and liabilities arising out of or directly relating to the ownership and operation of the Business from and after the Closing of any kind, character or description, whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, whether presently in existence or arising hereafter and (y) any liabilities relating to the reclamation of the Hyatt and Edwards mines and the #2 mine and mill and the completion, and acceptance by the New York Department of Environmental Conservation, of the reclamation currently underway at the Pierrepont mine (the "*Reclamation Liabilities*").

1.4. Excluded Liabilities. Except as may be otherwise expressly provided in this Agreement, the Seller shall be responsible for and indemnify the Buyer against all of the debts, obligations, commitments and liabilities arising out of or directly relating to the Seller's ownership and operation of the Business prior to the Closing (the "*Excluded Liabilities*"), specifically including:

(a) Any liabilities or obligations arising out of or in connection with Environmental Matters arising from the Seller's operation of the Business prior to the Closing, except such liability relating to the reclamation of any mine undertaken after the Closing, which shall be deemed to constitute an Assumed Liability;

(b) [reserved];

(c) Any liabilities or obligations arising out of or in connection with post-employment benefits, for former employees of the Seller;

(d) Any claims against or liabilities for injury to, or death of, persons or for damage to, or destruction of, property of a third party arising prior to the Closing, subject to Section 9.5 hereof;

(e) Any liabilities arising out of or in connection with any employee welfare benefit plans, employee pension benefit plans, or multiemployer plans (all as defined in the Employee Retirement Income Security Act of 1974, as amended), and any other compensation program, fringe benefit plan or employment related policies, relating to pre-Closing employee benefits;

(f) Any action, suit, proceeding or arbitration listed in Section 4.11 of the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof); and

(g) All intercompany, affiliate or intracompany payables or obligations to payment.

1.5. Assumption and Assignment of Certain Executory Contracts and Leases. Subject to Section 1.3 hereof, as of the Closing, the Buyer shall assume responsibility for the performance and satisfaction of the Assumed Liabilities, but in each case excluding any obligations or liabilities to the extent such obligations or liabilities arise out of any breach or violation or any default prior to the Closing (including any cure payments due under 11 U.S.C. § 365(b) of the Bankruptcy Code as a condition to the assumption and assignment of the leases and executory contracts), under the leases, contracts and agreements underlying the Assumed Liabilities.

## ARTICLE II.
## CONSIDERATION FOR TRANSFER

2.1. Consideration. The aggregate consideration payable by the Buyer for the Purchased Assets is as follows:

(a) At the Closing, the Buyer will assume and become responsible for all Assumed Liabilities;

(b) Subject to the Cap, on or before the Payment Date in each year following the Closing, the Buyer shall pay the Seller an amount (the "*Cash Purchase Price*") equal to (x) thirty percent (30%) of Net Free Cash Flow for the twelve-month or stub period, as applicable, ended on the December 31 immediately preceding the Payment Date, minus (y) the amount, if any, previously paid by the Buyer (A) to the appropriate Governmental Authority for Transfer Taxes and (B) for Reclamation Liabilities; provided, however, for purposes of calculating the Cash Purchase Price on any Payment Date, any Transfer Taxes or Reclamation Liabilities previously deducted pursuant to this Section 2.1(b) shall not be deducted when calculating the Cash Purchase Price. As used herein, the following terms shall have the following meanings:

(i) "*Cap*" shall mean Twenty Million Dollars ($20,000,000); provided, the Cap shall be increased (i) by Five Million Dollars ($5,000,000) to Twenty-Five Million Dollars ($25,000,000) if the monthly average special high-grade settlement price of zinc, as quoted by The London Metal Exchange, averages

$0.70 or greater during any consecutive 24-month period after the Closing Date and prior to the fifth (5th) anniversary of the date on which the Seller receives payment of the Twenty Million Dollar Cap and/or (ii) in an amount equal to any interest payable by the Buyer to the Seller in accordance with Section 2.1(f) hereof.

(ii) "*Net Free Cash Flow*" shall mean, in respect of any applicable period, net income of the Business (treated as if the Business were a separate, free-standing entity with its own books and records) during any such period as determined in accordance with GAAP, consistently applied, (A) plus income tax expense (minus income tax benefit), (B) plus interest expense (minus interest income), (C) plus depreciation, depletion and amortization charges or expenses deducted in determining such net income, (D) minus an amount equal to commercially reasonable capital expenditures made in connection with the Business, to the extent not deducted in determining such net income, (E) minus an amount equal to commercially reasonable direct expenditures required for the exploration of mineral rights on the Real Property or any property contiguous thereto, to the extent not deducted in determining such net income, (F) minus Income Tax Adjustment payable (plus Income Tax Adjustment receivable), to the extent not deducted in determining such net income, (G) minus straight line amortization of up to Twenty Million Dollars ($20,000,000) debt repayment over a 10-year period (plus interest), to the extent not deducted in determining such net income, (H) minus straight line amortization of up to Two Million Dollars ($2,000,000) loan origination fees over a 10-year period, to the extent not deducted in determining such net income, (I) minus interest expense incurred in connection with inventory loan, and to the extent not deducted in determining such net income, (J) minus any increase in non-cash working capital (plus any decrease), excluding any current portion of long term debt, to the extent not deducted in determining such net income.

(iii) "*Income Tax Adjustment*" shall mean an amount equal to the United States Federal and state income taxes payable (or receivable) in respect of net income for the applicable period.

Notwithstanding the foregoing, no charge or expense shall be deducted in determining net income unless such charge or expense is (x) directly and exclusively attributable to the Business, (y) incurred in a *bona fide*, arms-length transaction on terms no less favorable to the Business than those that could be obtained from a person or entity that is not affiliated with the Buyer and (z) incurred in the ordinary course of business. For purposes of computing Net Free Cash Flow: (A) any penalties or fines levied by a Governmental Authority or any compliance costs or expenses, including without limitation, legal or consulting fees, relating thereto shall not be deducted; (B) with respect to allocations, charges and expenses in respect of corporate management, overhead charges and similar charges, fees or expenses, the Buyer shall be allowed to subtract a head office charge of no greater than two and one-half percent (2.5%) of net smelter return (as

such term is commonly referred to in the mining industry), if any; and (C) any transaction, or series of related transactions, involving the Buyer and any person or entity that is affiliated with Buyer shall be deemed to involve pricing (including the price at which zinc ore is sold) and other terms and conditions no less favorable to the Business than that which could be obtained on an arms-length basis from a person or entity that is not affiliated with the Buyer.

(c) The Buyer shall maintain all systems necessary for the production of, and shall produce and deliver to the Seller, financial statements and books and records that reflect the Business as if it were a stand-alone entity with no assets, liabilities, income, expenses, costs or charges that do not arise out of the operation of the Business, and in a manner that shall readily permit the determination of the Net Free Cash Flow in accordance herewith. Until the Cap is reached, the Buyer may not merge, join, transfer, assign, convey or distribute any of the Purchased Assets without Seller's prior written consent, such consent not to be unreasonably withheld; provided, the Buyer may (i) pledge the Purchased Assets to its senior lender for purposes of obtaining financing for operations of the Business and (ii) sell or transfer any of the Purchased Assets in the ordinary course of business, to the extent such sale or transfer does not adversely affect the Buyer's continued operation of the Business. Prior to the consummation of any such transaction with the Seller's prior written consent, the Buyer and the transferee shall enter into an assumption agreement reasonably satisfactory to the Seller.

(d) KPMG ("*KPMG*") (or any other nationally recognized independent accounting firm retained by the Buyer and reasonably acceptable to the Seller) shall annually prepare and deliver, at the Buyer's expense and within ninety (90) days of each December 31, to the Buyer and the Seller (i) an audited balance sheet of the Business as of December 31 and an income statement and statement of cash flows of the Business for the 12-month period ending December 31 (or, as applicable, the stub period ending December 31, 2003), with the auditors' report thereon, which shall be certified by Buyer's Chief Financial Officer and prepared in accordance with generally accepted accounting principles in the United States, as in effect from time to time ("*GAAP*"), consistently applied, and shall fairly present in all material respects the financial condition of the Business as of such date and (ii) KPMG's detailed calculation of the Cash Purchase Price and Net Free Cash Flow for the 12-month period then ended (or, as applicable, the stub period ending December 31, 2003), which shall be certified by the Buyer's Chief Financial Officer, shall be calculated in accordance herewith and shall apply the methodology reflected in the Calculation Certificate. The statements referred to in this Section 2.1(d) shall collectively be referred to as the "*Annual Statement*". Upon advance notice to the Buyer, the Seller shall have the right to inspect, audit and make extracts, during business hours, from the relevant records, files and books of account of the Buyer relating to the Business and the Annual Statement including, without limitation, any and all financial information in respect of Net Free Cash Flow, for purposes of verifying the information set forth in the Annual Statement.

(e) If, within thirty (30) business days following the delivery of an Annual Statement, (i) the Seller notifies the Buyer in writing of the Seller's acceptance thereof or (ii) the Seller does not notify the Buyer of any disagreement with respect thereto, then, in either such event, the Annual Statement shall become final and binding upon the Seller and the Buyer as presented. If the Seller notifies the Buyer in writing (the "*Objection Notice*") within such thirty (30) day period that the Seller disputes any of the items reflected on the Annual Statement and all of such disputed items have not been fully resolved by mutual agreement of the Buyer and the Seller within thirty (30) business days following delivery to the Buyer of the Objection Notice, the item(s) remaining in dispute shall, within ten (10) business days thereafter, be submitted to a nationally recognized independent accounting firm (other than KPMG) mutually acceptable to the Buyer and the Seller (the "*Accountant Arbitrator*"). In the event that the Buyer and the Seller are unable to agree on the Accountant Arbitrator within such ten (10) business days, the Accountant Arbitrator shall be jointly designated by the independent accountants of the Buyer and the Seller within ten (10) business days thereafter. The Accountant Arbitrator shall be directed to issue its written determination as to each of the items disputed within thirty (30) business days after submission of such disputed items. In connection with the foregoing, the Accountant Arbitrator shall be instructed (1) to make its determination as to each item in dispute on a basis consistent with the preparation of the financial statements, and with past practices and policies, of the Seller during its operation of the Business and otherwise in accordance with GAAP, as described in the first sentence of Section 2.1(d) hereof, and (2) not to assign a value to any such disputed item more favorable to Seller than the value claimed for such item(s) by the Seller in the Objection Notice, if any, or more favorable to the Buyer than the value for such item(s) set forth in the Annual Statement. All determinations made by the Accountant Arbitrator shall be deemed final and binding upon the Buyer and the Seller for all purposes of this Agreement. The fees of the Accountant Arbitrator shall be borne equally between the Buyer and the Seller.

(f) All Cash Purchase Price payments due pursuant to this Section 2.1. shall be paid by wire transfer of immediately available funds, within seven (7) business days following the date on which the Cash Purchase Price shall become final and binding in accordance with Section 2.1(e) hereof (the "*Payment Date*"), to the Seller's account as designated in writing. If all or any portion of the Cash Purchase Price owed pursuant to this Section 2.1(f) shall not be paid within such seven (7) day period, such overdue portion shall bear interest (the "*Interest*") at a rate equal to the "Prime Rate" (as set forth in the Money Rates column of the Marketing and Investing section of the Wall Street Journal) plus three percent (3%), accruing and compounding monthly from the first day such amount is overdue.

## ARTICLE III.
## THE CLOSING AND TRANSFER OF ASSETS

3.1. Closing. The transfer and sale of assets contemplated by this Agreement (the "*Closing*") shall occur at the offices of Kirkpatrick & Lockhart LLP,

599 Lexington Avenue, New York, New York at 10:00 a.m., Eastern Standard Time, on the third (3rd) business day after all of the conditions to closing hereunder (other than conditions capable of being satisfied at the Closing, *e.g.*, delivery of closing certificates) shall have been satisfied or waived, or on or at such other date and/or place as the parties shall mutually agree; provided, that the Closing may be postponed as contemplated by Section 7.3 hereof (the "*Closing Date*"); provided, further, that if the Closing shall not have occurred by June 30, 2003, the Buyer or the Seller may, upon 48 hours prior written notice to the other party, terminate this Agreement, unless the parties shall mutually agree otherwise. If either party hereto terminates this Agreement in accordance with the preceding sentence, such party shall not be liable for breach hereof for such termination, provided such party has otherwise complied with its obligations hereunder.

The parties intend that upon signing of this Agreement, it shall be approved by their board of directors and then provided to the Bankruptcy Court for immediate approval.

3.2. Adjustments.

(a) Except as otherwise provided in this Agreement, the following items shall be adjusted and apportioned between the Seller and the Buyer as of 12:01 A.M. on the Closing Date.

(i) Real estate, special assessments and personal property taxes for the tax year in which the Closing occurs.

(ii) Utilities (including water, sewer, gas, electricity and all other utilities) shall (to the extent feasible) be read on the morning of the Closing Date and the amount due, if any, as of such date shall be paid by the Seller, provided, that the Buyer shall promptly reimburse the Seller all deposit amounts in respect of such utilities.

(b) The Buyer shall pay any and all sales, real property and other transfer, conveyance and other similar taxes (collectively, "*Transfer Taxes*") imposed under any Applicable Law with respect to the purchase and sale of the Purchased Assets and the Business or any of the transactions contemplated hereby. The Buyer shall also be responsible for any deed recordation, title (including title insurance), survey or similar fees in respect of the transfer of the Real Property. At or prior to the Closing, the Buyer and the Seller shall provide or obtain properly completed exemption or resale certificates to exempt the purchase of inventory and other tangible personal property hereunder from sales and use taxes.

3.3. Deliveries by the Buyer. At the Closing, the Buyer shall deliver to the Seller the following:

(a) An instrument of assumption, executed by the Buyer, of the Buyer's undertaking of the Assumed Liabilities, which assumption shall also contain the Seller's assignment of the Purchased Assets, in form and substance satisfactory to the Buyer and the Seller (the "*Assignment and Assumption Agreement*");

(b) A certificate of the Secretary of the Buyer certifying, as complete and accurate as of the Closing, attached copies of the Buyer's articles of incorporation and bylaws, together with any amendments thereto, and certifying and attaching all requisite resolutions or actions of the Buyer's board of directors and, if required, shareholders authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and certifying to the incumbency and signatures of the officers of the Buyer executing this Agreement and all other documents contemplated hereby;

(c) An opinion of the Buyer's counsel, in form and substance satisfactory to the Seller;

(d) A certificate, dated the Closing Date, in form and substance satisfactory to the Seller, executed on behalf of the Buyer by a duly authorized executive officer of the Buyer, to the effect that the conditions specified in Sections 3.5 and 3.6 hereof in respect of the Buyer have been satisfied or waived;

(e) Any information necessary for Internal Revenue Service Form 1099-S or other similar form required;

(f) A New York State Combined Real Property Transfer Tax Return and Credit Line Mortgage Certificate ("*Form TP-584*"), signed by the Seller, countersigned by the Buyer.

(g) Such other documents as are required by the terms of this Agreement or reasonably required by the title company (the "*Title Company*") that may provide title insurance to the Buyer, if the Buyer determines title insurance is required, in connection with respect to the Real Property;

(h) An instrument of assumption of the Buyer's undertaking of the Leased Personalty respecting the mineral rights executed by the Buyer, in form and substance satisfactory to the Buyer and the Seller (the "*Mineral Rights Assignment Agreement*"); and

(i) Reclamation bonds with the appropriate Governmental Authority for the benefit of the New York State Department of Environmental Conservation covering all reclamation obligations of the Seller and the Buyer following the Closing, which shall be in an amount and on terms satisfactory to the Seller and the New York State Department of Environmental Conservation to release the Seller of all of its obligations to maintain such bond.

3.4. Deliveries by the Seller. At the Closing, the Seller shall deliver to the Buyer the following:

(a) The Assignment and Assumption Agreement executed by the Seller;

(b) A bill of sale for the Purchased Assets executed by the Seller, in form and substance satisfactory to the Buyer and the Seller (the "*Bill of Sale*");

(c) A bargain and sale deed with covenant against grantor's acts, subject only to the Permitted Exceptions, duly executed and acknowledged by the Seller and in recordable form under New York law, conveying the Seller's interest in the Real Property;

(d) A certificate of the Secretary of the Seller certifying, as complete and accurate as of the Closing, attaching copies of the Seller's articles of incorporation and bylaws, together with any amendments thereto, and certifying and attaching all requisite resolutions or actions of the Seller's board of directors authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and certifying to the incumbency and signatures of the officers of the Seller executing this Agreement and all other documents contemplated hereby;

(e) An opinion of Kirkpatrick & Lockhart LLP, special counsel to the Seller, in form and substance satisfactory to the Buyer;

(f) A certificate, dated the Closing Date, in form and substance satisfactory to the Buyer, executed on behalf of the Seller by a duly authorized officer of the Seller, to the effect that the conditions specified in Sections 3.5 and 3.6 hereof in respect of the Seller have been satisfied;

(g) A certified copy of the Sale Order;

(h) To the extent obtained, copies of all necessary consents for the assignment of contracts, leases, purchase orders, sales orders, license agreements, permits and licenses that are to be assigned to the Buyer or permitted alternate arrangements with respect thereto;

(i) Certificates of title or origin (or like documents) with respect to all vehicles included in the Purchased Assets and other Equipment for which a certificate of title or origin is required in order for title thereto to be transferred to the Buyer;

(j) A certificate that the Seller is not a "foreign person" within the meaning of §1445 of the Internal Revenue Code of 1986, as amended;

(k) Keys to all entrance doors to, and equipment and utility rooms used in connection with, the Business and in the Seller's possession;

(l) Any information necessary for Internal Revenue Service Form 1099-S or other similar form required;

(m) The Seller's Form TP-584, countersigned by the Buyer;

(n) [reserved]; and

(o) The Mineral Rights Assignment Agreement executed by the Seller.

3.5. Conditions to Each Party's Obligations Under this Agreement. The respective obligations of the Buyer and the Seller under Articles I and II of this Agreement shall be subject to the satisfaction, or the written waiver (other than with respect to Section 3.5(b) hereof) by such party, on or prior to the Closing Date, of each of the following conditions precedent:

(a) The representations and warranties of the other party contained herein shall be true on and as of the Closing Date, with the same force and effect as if made on and as of such date (except as they may specifically relate to another date) and the other party shall have performed all obligations, agreements and covenants contained herein to be performed by such party at or prior to the Closing Date, except for items that, individually or in the aggregate, would not have a material adverse effect on the Purchase Assets or the transactions contemplated hereby; and

(b) No injunction, restraining order or other ruling or order issued by any court of competent jurisdiction or governmental, quasi-governmental or regulatory department or authority ("*Governmental Authority*") or other law, rule, regulation, legal restraint or prohibition preventing the purchase and/or sale of the Purchased Assets, and no investigation by any Governmental Authority shall be in effect as of or shall have commenced on or prior to the Closing Date that may reasonably be expected to result in any action, suit or proceeding that seeks to prohibit the purchase and/or sale of the Purchased Assets, and no action, suit or proceeding brought by any Governmental Authority shall be pending or threatened as of the Closing Date that seeks any injunction, restraining order or other order that would prohibit the purchase and/or sale of the Purchased Assets.

3.6. Conditions to the Buyer's Obligations Under This Agreement. The obligations of the Buyer under Articles I and II of this Agreement shall be further subject to the satisfaction, or written waiver by the Buyer, on or prior to the Closing Date, of each of the following conditions precedent:

(a) Consents. The Seller shall have obtained all Consents listed in Section 3.6(a) of the Disclosure Schedule (the "*Critical Consents*") and copies of documents reflecting the Critical Consents shall have been delivered to the Buyer;

(b) Condition of Purchased Assets. The physical condition of the Purchased Assets shall not have been materially and adversely affected from the date hereof by any act of God, fire, flood, war, labor disturbance or other similar event or occurrence, and the Buyer shall have been provided with any proceeds of insurance arising from such acts;

(c) Title. The Buyer, if it requires it, shall have obtained a title insurance policy insuring fee simple marketable title to the Real Property (the "*Owner's Title Policy*"), subject only to the Permitted Exceptions;

(d) Financing. The receipt by the Buyer of financing on terms reasonably acceptable to the Buyer to cover the cost of operations for the Business for a period of twelve (12) consecutive months from the Closing Date (the "*Financing*");

(e) The Buyer shall have obtained and received all Permits listed in Section 3.6(e) of the Disclosure Schedule (the "*Critical Permits*"), to the extent such Critical Permits are transferable prior to the Closing; and

(f) The Balmat mine property shall have been designated as an Empire Zone Annex by the appropriate Governmental Authority.

3.7. Certain Consents. The Seller shall use all commercially reasonable efforts to obtain, on or prior to the Closing Date, all consents and waivers necessary to transfer and assign to the Buyer all of the Seller's right, title and interest in the Purchased Assets on or prior to the Closing Date (the "*Consents*"); provided, however, that to the extent any Consent (other than a Critical Consent) shall not have been obtained by the Seller at or prior to the Closing Date or the Buyer shall have waived the requirement that a Critical Consent be obtained on or prior to the Closing Date, the Seller shall, from and after the Closing Date, use all commercially reasonable efforts to (i) obtain such Consent, (ii) cooperate with the Buyer in reasonable and lawful arrangements designed to provide to the Buyer the benefits of ownership of such Purchased Asset (so long as the Buyer cooperates with the Seller in such arrangements and reimburses the Seller promptly for all payments, charges and costs incurred by the Seller, with the Buyer's consent (which consent shall not be unreasonably withheld or delayed), in connection therewith and so long as the Buyer assumes and performs any corresponding duties and obligations) and (iii) enforce, at the request and sole expense, and for the account and benefit, of the Buyer, the Seller's rights against any third party having an interest in or rights with respect to such Purchased Asset (including the right to terminate the Seller's interests in and obligations in respect of such Purchased Asset in accordance with the terms thereof).

## ARTICLE III.A.
## PROTECTION FOR CASH PURCHASE PRICE

3A.1. Financing. The parties acknowledge and agree that the transactions contemplated hereby are dependent upon the Buyer successfully consummating the

Financing and the parties hereto agree to cooperate in order to facilitate the consummation of the Financing. The Buyer hereby covenants to the Seller that the Buyer shall deliver to the Seller, upon approval of the break-up fee, a copy of the commitment letter received by the Buyer in connection with the Financing, and the Buyer hereby represents and warrants to the Seller that the Buyer has no reason to believe that it will not be able to consummate the Financing at or prior to the Closing.

3A.2. Protection for Cash Purchase Price. The parties further acknowledge and agree that the Seller is entitled to protection, which the parties will negotiate in good faith, to secure the Buyer's obligations to pay the Cash Purchase Price pursuant to Article II hereof. The Buyer covenants and agrees that should it at any time default in its obligations to pay the Cash Purchase Price pursuant to Article II hereof, it shall provide the Seller, at that time, with a security interest in all of the Purchased Assets to secure the Buyer's obligations to pay the Cash Purchase Price, subject to any liens in favor of the Buyer's lenders in respect of the Purchased Assets. The Seller further acknowledges and agrees that, if necessary, it shall provide subordination of the Seller's claims in respect of the Cash Purchase Price, on terms reasonably acceptable to the Buyer's lenders.

## ARTICLE IV.
## REPRESENTATIONS AND WARRANTIES OF THE SELLER

As a condition to the Closing, the Seller shall deliver the following representations and warranties to the Buyer as at the Closing Date, subject to the exceptions set forth in the Disclosure Schedule (as prepared in accordance with Section 9.6 hereof):

4.1. Organization and Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority and legal right to own, lease and operate its assets and to carry on the Business.

4.2. Authorization. The Seller has the requisite corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement and any other agreements executed by the Seller in connection with this transaction (the "*Related Agreements*") and to consummate the transactions contemplated herein and therein. The execution and delivery of this Agreement and the Related Agreements by the Seller, and the performance by the Seller of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action, including, without limitation, by its board of directors. No other action on the part of the Seller is necessary to authorize the execution and delivery of this Agreement and the Related Agreements or the performance of its obligations hereunder and thereunder. This Agreement and the Related Agreements have been duly and validly executed and delivered by the Seller and constitute the valid

and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and subject to the limitations imposed by general equitable principles.

4.3. No Violation. Except as set forth in Section 4.3 of the Disclosure Schedule, neither the execution and delivery of this Agreement and the Related Agreements by the Seller, nor the performance by the Seller of its obligations hereunder or thereunder, will:

(a) Violate or result in a breach of any provision of the certificate of incorporation or bylaws of the Seller;

(b) Conflict with or result in a breach of, or constitute a default (with or without due notice or lapse of time or both) under, permit the termination of or require the consent of any other party under, or give rise to the creation of any pledges, security interests, liens, mortgages, charges, or other liens or restrictions (each, a "*Lien*") upon any of the Purchased Assets under, any Material Contract to which the Seller is a party or by which the Seller is otherwise bound; nor

(c) Violate any order, writ, judgment, injunction, decree, statute, law, rule, regulation or ordinance of any Governmental Authority applicable to the Seller in respect of the Business.

4.4. Title to Purchased Assets. The Seller has good and marketable title to, and the corporate power, upon entry of the Final Order and the consent of the Seller's secured lenders, which consent is being provided simultaneously with the execution and delivery of this Agreement, to sell, the Purchased Assets that do not constitute the Real Property (with respect to which Real Property it is the holder of record of title) other than those listed in Section 4.4 of the Disclosure Schedule free and clear of any liens, claims, encumbrances and security interests, except for liens for taxes not yet delinquent and, in the case of the Real Property, except for the Permitted Exceptions, none of which interferes materially with the present use of the real property. No unreleased mortgage, trust deed, chattel mortgage, security agreement, financing statement or other instrument encumbering any of the Purchased Assets has been recorded, filed, executed or delivered except as set forth in Section 4.4 of the Disclosure Schedule.

4.5. Consents and Approvals. Other than the consents and approvals of, or filings or registrations with, the Governmental Authorities set forth in Section 4.5 of the Disclosure Schedule, no filing or registration with, no notice to and no permit, authorization, consent or approval of any Governmental Authority, is required for the Seller's execution and delivery of this Agreement and the Related Agreements, or the consummation of the sale of the Business and the Purchased Assets by the Seller.

4.6. Absence of Certain Changes. Except as set forth in Section 4.6 of the Disclosure Schedule, since December 31, 2002 there has not been:

(a) Any sale, lease, license, Lien (other than (i) liens for taxes or governmental assessments, charges or claims, the payment of which is not yet due, or for taxes, the validity of which are being contested in good faith in appropriate proceedings; (ii) statutory liens, including, without limitation, carriers', warehousemen's and mechanics' liens, incurred in the ordinary course of the business for sums not yet delinquent or being contested in good faith in appropriate proceedings; (iii) liens relating to deposits made in the ordinary course of the business, including, without limitation, those made in connection with workers' compensation, unemployment insurance and other types of social security; (iv) security given in the ordinary course of business to any Governmental Authority in respect of the Purchased Assets; (v) liens that will not materially interfere with the ability of the Buyer to conduct the Business; and (vi) purchase money liens securing payables arising in connection with the purchase of equipment or goods (collectively, "*Permitted Liens*"), or other transfer or disposition of any material assets or properties of the Business or the Purchased Assets, except in the ordinary course of business;

(b) Any material damage, destruction or loss to the Purchased Assets, whether or not covered by insurance; or

(c) Any material change by the Seller in its financial or tax accounting principles or methods in respect of the Business.

4.7. Material Contracts.

(a) Section 4.7(a) of the Disclosure Schedule sets forth a list of all Material Contracts to which the Seller is a party or by which the Seller is otherwise bound in respect of the Business. "*Material Contract*" shall mean (i) any Contract involving over $1,000 or (ii) any Contract that has a remaining term of over one year and is not terminable without liability to the Seller upon thirty (30) days' or fewer notice and, in each case, which constitutes a Purchased Asset.

(b) Except as set forth in Section 4.7(b) of the Disclosure Schedule, each Material Contract is a valid and binding obligation of the Seller and is, to the knowledge of the Seller, enforceable against each other party in accordance with its terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, and subject to the limitations imposed by general equitable principles) and neither the Seller nor, to the Seller's knowledge, any other party, is in material default thereunder. To the extent requested, complete and correct copies of each Material Contract have been previously provided or made available to the Buyer.

(c) Except as set forth in Section 4.7(c) of the Disclosure Schedule, no consent by, notice to or approval from any third party is required under any of the Material Contracts as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.8. Environmental Matters.

(a) Except as set forth in Section 4.8 of the Disclosure Schedule, to the knowledge of the Seller regarding the Purchased Assets:

(i) All environmental permits, certificates, licenses, registrations, approvals and authorizations ("*Environmental Permits*") held by Seller in connection with the Purchased Assets, are listed on Section 4.8(a)(i) of the Disclosure Schedule. To the knowledge of Seller, the Seller has substantially complied with the Environmental Permits and applicable environmental statutes, rules, regulations, ordinances, and orders of any Governmental Authority, except for such failures or alleged failures to comply that would not have a material adverse effect on the Seller;

(ii) The Seller has received no written notice of any citation, summons, order, complaint, penalty, investigation, or review by any Governmental Authority or other entity (A) with respect to any alleged violation by the Seller of any environmental statute, ordinance, rule, regulation, or order of any Governmental Authority, (B) with respect to any alleged failure by the Seller to have any environmental permit, certificate, license, approval, registration, or authorization required in connection with its business or (C) with respect to any generation, treatment, storage, recycling, transportation, or disposal ("*Management*") of any Hazardous Substance, except for such violations, failures or Management, alleged or otherwise, that would not have a material adverse effect on Seller;

(iii) Seller has not received any written request for information, notice of claim, demand, or notification that it is or may potentially be responsible for any investigation or cleanup of any threatened or actual release of any Hazardous Substance;

(iv) There are no environmental liens on any properties owned or leased by Seller and no government actions have been taken that could subject any of such properties to such liens;

(v) Except for transfers to the Buyer of existing Critical Permits, no consent, approval or authorization of, or registration or filing with any person, including any Governmental Authority, is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; and

(vi) The Seller does not have any knowledge of any claims or potential claims arising out of any Environmental Matters, Environmental Laws or storage of Hazardous Substances.

(b) The Seller has provided, or made available, to the Buyer an opportunity to perform its own due diligence with respect to Environmental Matters. All Environmental Matters that were disclosed, or otherwise made known, to the Buyer during such due diligence are incorporated by reference to Section 4.8 of the Disclosure Schedule.

(c) "*Applicable Laws*" means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority that is applicable to such person or its properties, assets or activities.

(d) "*Environmental Laws*" means all Applicable Laws governing Environmental Matters.

(e) "*Environmental Matters*" means any matters arising out of or resulting from pollution, contamination, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Substances into the air, surface water, groundwater, soil, land surface or subsurface, buildings or facilities or otherwise arising out of, relating to or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

(f) "*Hazardous Substances*" means hazardous material/waste as defined by or under any Environmental Laws and/or any pollutants, contaminants, toxic or hazardous substances, wastes or chemicals as defined in any Environmental Laws.

4.9. Real Property.

(a) Section 4.9(a) of the Disclosure Schedule sets forth a list of all title insurance policies and commitments relating to the Real Property in possession of the Seller, all of which policies and commitments have previously been delivered or made available to the Buyer by the Seller. With respect to each such parcel of the Real Property (i) the Seller has record title, free and clear of any covenants, restrictions, conditions, reservations and exceptions other than the Permitted Exceptions, and of any Lien other than liens for real estate taxes not yet due and payable; (ii) there are no pending or, to the Seller's knowledge, threatened condemnation proceedings, suits or administrative actions relating to the Real Property or other matters affecting adversely the current use, occupancy or value thereof; (iii) the legal descriptions for the Real Property contained in the deeds thereof describe such parcels fully and adequately; (iv) the buildings and improvements are located within the boundary lines of the described parcels of land and are not in violation of applicable setback requirements, local comprehensive plan

provisions, zoning laws and ordinances (and none of the properties or buildings or improvements thereon, which are necessary for the operation of the Business, are subject to "permitted non-conforming use" or "permitted nonconforming structure" classifications), building code requirements, permits, licenses or other forms of approval, regulation or restrictions by any Governmental Entity, and do not encroach on any easement which may burden the land; the land does not serve any adjoining property for any purpose inconsistent with the use of the land; and the Real Property is not located within any flood plain or subject to any similar type restriction for which any permits or licenses necessary to the use thereof have not been obtained; (v) all facilities have received all approvals of all Governmental Entities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in accordance with applicable laws, ordinances, rules and regulations; (vi) there are no contracts granting to any party or parties the right of use or occupancy of any portion of the Real Property, and there are no parties (other than the Seller) in possession of any of the Real Property; and (vii) there are no outstanding options or rights of first refusal or similar rights to purchase any of the Real Property or any portion thereof or interest therein.

(b) The Real Property Leases are in full force and effect and have not been amended except as disclosed in Section 4.9(b) of the Disclosure Schedule. There is no existing default under or breach of any Real Property Lease by the Seller or, to the Seller's knowledge, by any other party thereto, or any conditions which, with the passage of time or the giving of notice or both, might reasonably constitute such a default by the Seller, or by any other party to a Real Property Lease. With respect to each such Leased Premises: (i) the Seller, as applicable, has a valid leasehold interest in the Leased Premises, which leasehold interest is free and clear of any Liens, covenants and easements or title defects of any nature whatsoever; (ii) the portions of the buildings located on the Leased Premises that are used in the business of the Seller, are each in good repair and condition, normal wear and tear excepted, and are in the aggregate sufficient to satisfy the current and reasonably anticipated normal business activities as conducted thereat; and (iii) the Seller has not received notice of (a) any condemnation proceeding with respect to any portion of the Leased Premises or any access thereto, and no such proceeding is contemplated by any Governmental Entity; or (b) any special assessment which may affect any of the Leased Premises, and, to the Seller's knowledge, no such special assessment is contemplated by any Governmental Entity.

4.10. Compliance with Applicable Laws; Permits and Licenses. Except as set forth in Section 4.10 of the Disclosure Schedule, the Seller holds all material licenses, franchises, permits, registrations, consents and authorizations from Governmental Authorities necessary for the conduct of the Business (the "*Permits*"). The Business is not being conducted in violation of any material provision of Applicable Law.

4.11. Litigation. Except as set forth in Section 4.11 of the Disclosure Schedule, there is no action, suit, judicial or administrative proceeding or arbitration pending or, to the Seller's knowledge, threatened against the Seller, in respect of the

Business, before any Governmental Authority, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority outstanding against, and unsatisfied by, the Seller in respect of the Business.

4.12. Broker's Fees and Commissions. Neither the Seller nor any affiliate has employed any investment banker, broker, finder or intermediary, and no fee or commission is owed to any such third person, in connection with the transactions contemplated hereby.

4.13 Knowledge of the Seller, Etc. To the extent that the Seller represents and warrants itself to have had knowledge as to any event, fact, condition or other matter set forth in this Agreement, "knowledge" (or any similar words) shall mean the actual knowledge only of the persons set forth in Section 4.13 of the Disclosure Schedule.

4.14. Disclaimer. EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE IV, THE BUSINESS AND THE PURCHASED ASSETS ARE BEING SOLD IN THEIR "AS IS/WHERE IS" CONDITION AND THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE BUSINESS OR THE PURCHASED ASSETS, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY AS TO THE CONDITION, VALUE, FITNESS FOR USE OR MERCHANTABILITY OF ANY OF THE PURCHASED ASSETS OR THE VALUE, FINANCIAL CONDITION OR EARNINGS OR OTHER PROSPECTS OF THE BUSINESS. NO PERSON OR ENTITY IS AUTHORIZED TO MAKE ANY REPRESENTATION, WARRANTY OR STATEMENT ON BEHALF OF THE SELLER OR IN RESPECT OF THE BUSINESS, EXCEPT AS EXPRESSLY HEREIN CONTAINED, AND NO SUCH UNAUTHORIZED REPRESENTATION, WARRANTY OR STATEMENT, IF MADE, MAY BE RELIED UPON BY THE BUYER OR ANY OTHER PERSON OR ENTITY.

## ARTICLE V.
## REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller as follows:

5.1. Organization and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Buyer is duly qualified and licensed to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 5.1 of the Disclosure Schedule.

5.2. Authorization of the Buyer. The Buyer has the requisite corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement and the Related Agreements. The execution and delivery of this Agreement

and the Related Agreements by the Buyer, and the performance by the Buyer of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action, including without limitation, by its board of directors and, if required, its shareholders. No other action on the part of the Buyer is necessary to authorize the execution and delivery of this Agreement and the Related Agreements or the performance of its obligations hereunder and thereunder. This Agreement has been, and the Related Agreements will be, duly and validly executed and delivered by the Buyer and constitute (or will constitute) the valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and subject to the limitations implied by general equitable principles.

5.3. No Violation. Neither the execution and delivery of this Agreement and the Related Agreements by the Buyer, nor the performance by Buyer of its obligations hereunder or thereunder, will:

(a) Violate or result in a breach of any provision of the Articles of Incorporation or By-Laws of the Buyer;

(b) Result in any Lien upon the properties or assets of the Buyer (other than any Permitted Liens in respect of the Purchased Assets) or the liens for the Financing;

(c) Conflict with or result in a breach of, or constitute a default (with or without due notice or lapse of time or both) under, permit the termination of or require the consent of any other party under, or result in the acceleration of, entitle any party to accelerate any obligation, or result in the loss of any benefit under, any contract to which the Buyer is a party or by which the Buyer or any of its assets is otherwise bound; nor

(d) Violate any Applicable Law.

5.4. Consents and Approvals. No filing or registration with, no notice to and no permit, authorization, consent or approval of any Governmental Authority is necessary for the execution and delivery by the Buyer of this Agreement and the Related Agreements or the consummation of the purchase of the Business and the Purchased Assets by the Buyer.

5.5. Broker's Fees and Commissions. Neither the Buyer nor any of its respective directors, officers, employees or agents has employed any investment banker, broker, finder or intermediary, and no such fee or other commission is owed to any such third person, in connection with the transactions contemplated hereby.

5.6. Employment Agreements. The Buyer has entered into employment agreements with those individuals set forth in Section 5.6 of the Disclosure Schedule (the "*Key Employees*") on terms reasonably satisfactory to the Buyer.

## ARTICLE VI.
## BANKRUPTCY COURT APPROVAL

6.1. 363 Motion. The Seller agrees that, as promptly as practicable after the date hereof but in no event later than three (3) business days after the date hereof, it shall present to the Bankruptcy Court a motion (the "*363 Motion*") seeking an order that (i) establishes the required form and extent of notice of the hearing to consider the 363 Motion necessary to satisfy the Bankruptcy Court that good and sufficient notice of said hearing is accomplished; (ii) establishes the minimum qualifications and requirements for any person who wishes to make a competitive offer for the Assets; (iii) establishes the bidding procedures to be followed in the event an auction sale (the "*Auction*") is held to consider a competitive offer for the Assets by any qualified person, including, without limitation, the amount by which any competitive offer must exceed the Cap and the minimum increments for any subsequent bids; and (iv) approves the Break-Up Fee (the "*Procedures Order*").

6.2. Additional Closing Conditions. In addition to the conditions set forth in Sections 3.6 and 3.7 hereof, the obligations of the parties to consummate the Closing are conditioned upon:

(a) The entry by the Bankruptcy Court of an Order (the "*Sale Order*") reasonably acceptable to the Buyer:

(i) approving the transactions contemplated hereby (including the simultaneous assumption by the Seller of the Material Contracts and the assignment thereof by the Seller to the Buyer pursuant to Section 365 of the Bankruptcy Code);

(ii) finding that (w) notice of the hearing concerning approval of the transactions contemplated hereby was given in accordance with the Bankruptcy Code and constitutes such notice as is appropriate under the particular circumstances in accordance with the Bankruptcy Code and any other Applicable Laws, (x) the Seller has the legal power and authority to convey all the rights, title and interest of the Seller in and to the Purchased Assets, (y) the Seller has good and marketable title to or a valid and enforceable interest in all of the Purchased Assets and (z) the Buyer is a good faith buyer entitled to the protection afforded by Section 363(m) of the Bankruptcy Code; and

(iii) providing for the sale of the Purchased Assets to the Buyer free and clear of all Liens (other than Permitted Liens), with such Liens, if any, to attach to the consideration to be received by the Seller in the same priority and subject to the same defenses and avoidability, if any, as before the Closing, but only to the extent that any such Liens do not secure Assumed Liabilities or constitute Permitted Liens.

(b) The Sale Order shall have become a Final Order; provided, however, that the Buyer and the Seller may jointly elect to waive the condition specified in this clause (b) and proceed to the Closing before the Sale Order becomes a Final Order. "*Final Order*" means an order or judgment of the Bankruptcy Court, as to which the time to appeal or to seek review or rehearing has expired and as to which no appeal, review or rehearing, or any extension thereof, shall be pending.

6.3. Break-Up Fee. Pursuant to Section 6.1 above, the Seller shall seek the Bankruptcy Court's approval for the payment to the Buyer of a break-up fee in an amount equal to $750,000 or such other amount as approved by the Bankruptcy Court and consented to by the Buyer (the "*Break-Up Fee*") at the hearing seeking approval of the Procedures Order (the "*Procedures Hearing*"). If the Break-Up Fee is not approved at the Procedures Hearing, the Buyer may terminate this Agreement by delivering to the Seller written notice no later than 72 hours subsequent to the Bankruptcy Court's denial of the request for the Break-Up Fee. If, at the hearing seeking approval of the Sale Order, the Bankruptcy Court approves the offer of a bidder other than the Buyer for the purchase of the Business and the Purchased Assets, the Seller shall pay the Buyer the Break-Up Fee, subject to the Bankruptcy Court's prior approval of the Break-Up Fee.

## ARTICLE VII.
## COVENANTS OF THE SELLER

The Seller hereby agrees to perform the following covenants and agreements:

7.1. Interim Conduct of the Business. From the date hereof until the Closing or the earlier termination hereof, the Seller shall use all commercially reasonable efforts to preserve and maintain the Business and the Purchased Assets. Without limiting the generality of the foregoing, except for actions approved by the Buyer or its representatives or as contemplated by this Agreement, the Seller shall, with respect to the Business:

(a) Maintain in full force and effect such insurance on the Business as is currently in effect;

(b) Not sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of any material items of the Purchased Assets, other than in the ordinary course of business;

(c) Not enter into, amend or terminate, or agree to enter into, amend or terminate any Material Contracts, other than in the ordinary course of business;

(d) Not waive any valuable rights nor forgive any debts or claims, other than in the ordinary course of business; and

(e) Not voluntarily take any action that would be required to be disclosed under the provisions of Section 4.8 hereof.

The Seller shall notify the Buyer of any material change in the operations or properties of the Business of which it has knowledge.

7.2. Cooperation; Access. From the date hereof through the Closing Date or the earlier termination hereof, the Seller shall use all commercially reasonable efforts to assist the Buyer with the transfer of the Business. Without limiting the foregoing, the Seller shall (i) provide qualified personnel to the Buyer to assist the Buyer in complying with the closing conditions specified in Section 3.6 hereof and (ii) afford to representatives of the Buyer reasonable access to offices, plants, properties, books and records, including all financial and operating data, relating to the Purchased Assets and the Business as the Buyer may from time to time reasonably request. Following the Closing and upon reasonable notice from the Seller, the Buyer agrees to grant the Seller reasonable access to all areas where the Seller is continuing reclamation activities, which are the Seller's obligation pursuant to this Agreement, or as necessary to address any Excluded Liabilities or condition on the Real Property.

7.3. Title Insurance. (a) Within ten (10) business days after the date of this Agreement, the Seller shall deliver copies of previous owner policies or other title evidence, to the extent in the Seller's possession, in order to enable the Buyer sufficient documents to obtain commitments (the "*Commitments*"), if required by the Buyer, to be issued by the Title Company for the issuance of an ALTA Owners Policy of Title Insurance (10/17/92) (the "*Title Policy*") for each of the Real Property and the Seller's leasehold interest with respect to the Leased Premises in an amount not to exceed the fair market value of the Real Property or such leasehold interest. The premium for the Title Policy shall be paid by the Buyer. The Title Policy shall show fee simple title to the Real Property vested now or to be vested at or immediately prior to the Closing in the Seller, subject only to those matters set forth in Section 7.3 of the Disclosure Schedule (the "*Permitted Exceptions*"). The Commitments and the Title Policy to be issued by the Title Company shall contain contiguity (where appropriate), survey, and such other endorsements as may be reasonably requested by the Buyer; provided, that, in the case of all survey related endorsements, the Buyer shall have obtained a current as built survey of the Real Property and the Leased Premises.

(b) If any Commitment discloses a title exception (other than a Permitted Exception) that materially adversely affects the present use or improvements of a parcel of real property (a "*Title Objection*"), the Seller, prior to the Closing, shall, subject to Section 7.3(e), cause the Title Objection to be removed from such Commitment; provided, however, any judgment that arises as a result of an adverse determination or settlement with respect to an action listed on Section 7.3 of the Disclosure Schedule shall be deemed a Permitted Exception.

(c) Upon receipt of such Commitment and any further updates or revisions to such Commitments, the Buyer shall furnish copies thereof to the Seller. The Buyer shall, by the earlier to occur of (x) ten (10) business days following receipt by Buyer of any Commitment or (y) seven (7) business days prior to scheduled date of the Closing (the earlier to occur of (x) or (y) being referred to as the "*Objection Date*"), furnish to the Seller a written statement setting forth such Title Objections appearing on such Commitments and such revisions or updates; it being agreed that the Buyer shall have no right to object to the Permitted Exceptions. If the Buyer does not deliver such written statement by the Objection Date, the Buyer shall be deemed to have waived its right to object to any Title Objections appearing on such Commitments and such revisions or updates (and the same shall not constitute Title Objections but shall be deemed Permitted Exceptions). Without limiting the preceding provisions of this Section 7.3(c), the Buyer shall not be entitled to object to, and shall be deemed to have approved, any liens, encumbrances or other title exceptions (and the same shall not constitute Title Objections but shall be deemed Permitted Exceptions) (i) which the Title Company is willing to omit as an exception (without additional cost), or (ii) against which the Title Company is willing to provide affirmative insurance (without additional cost) which is customary for liens, encumbrances, or other title exceptions of such type (collectively, the "*Non-Objectionable Exceptions*"). Notwithstanding anything to the contrary contained herein, if the Seller is unable to eliminate the Title Objections by the scheduled date of the Closing, unless the same are waived by the Buyer, the Seller may, upon at least five (5) days' prior notice (the "*Title Cure Notice*") to the Buyer (except with respect to matters first disclosed during such five (5) day period, as to which matters notice may be given at any time through and including the scheduled date of the Closing) adjourn the Closing (the date to which the Seller adjourns the scheduled date of the Closing is herein referred to as the "*Adjourned Closing Date*"), for a period not to exceed sixty (60) days (the "*Title Cure Period*") in order to attempt to eliminate such exceptions.

(d) If the Seller is unable to eliminate the Title Objections within the. Title Cure Period, unless the same are unconditionally waived in writing by the Buyer, then the Buyer may (i) accept the property subject to such Title Objections, in which event (x) such Title Objections shall be deemed to be, for all purposes, Permitted Exceptions, (y) the Buyer shall consummate the transactions contemplated by this Agreement notwithstanding the existence of such Title Objections, and (z) the Seller shall have no obligations whatsoever after the Closing with respect to the Seller's failure to cause such Title Objections to be eliminated, or (ii) terminate this Agreement by written notice given to the Seller within ten (10) business days following expiration of the Title Cure Period, time being of the essence. If the Buyer shall fail to deliver the termination notice described in clause (ii) within the ten (10) business day period described therein, time being of the essence, the Buyer shall be deemed to have made the election under clause (i). Upon the timely giving of any termination notice under clause (ii), this Agreement shall terminate and the parties hereto shall have no further rights or obligations hereunder other than those which are expressly provided to survive the termination hereof.

(e) It is expressly understood that, except as provided in this subsection (f), in no event shall the Seller be required to bring any action or institute any proceeding, or to otherwise incur any costs or expenses in order to attempt to eliminate the Title Objections or to otherwise cause title in the Real Property or the leasehold interest of the Seller with respect to the Leased Premises, to be in accordance with the terms of this Agreement on the date of the Closing. Notwithstanding the preceding sentence, the Seller shall be obligated, at the Closing, (x) to discharge any mortgages created by the Seller, (y) to bond, discharge or otherwise satisfy any other liens which can be so bonded, discharged or otherwise satisfied solely by the payment of a liquidated sum, and (z) to discharge any restrictive covenants, declarations, easements or other similar instruments which are executed and acknowledged by the Seller after the date hereof (without approval of the Buyer) and prior to the date of the Closing and recorded by the Seller against the Real Property or the leasehold interest of the Seller with respect to the Leased Premises.

(f) If the Seller shall have adjourned the scheduled date of the Closing in order to cure Title Objections in accordance with the provisions of this Section 7.3, the Seller shall, upon the satisfactory cure thereof, promptly reschedule the Closing, upon at least ten (10) days' prior notice to the Buyer (the "*New Closing Notice*"), except if such adjournment shall have been for a period not exceeding fifteen (15) days, then only five (5) business days' prior notice shall be required for the New Closing Notice. Notwithstanding the foregoing, if any matters which are Title Objections arise between the date the New Closing Notice is given and the rescheduled date of the Closing, the Seller may again adjourn the Closing for a reasonable period or periods, in order to attempt to cause such exceptions to be eliminated by sending the Buyer a Title Cure Notice. The Seller shall not be entitled to adjourn the scheduled date of the Closing pursuant to this Section 7.3 for a period or periods in excess of sixty (60) days in the aggregate.

(g) If the Commitments or any update or revision thereto discloses judgments, bankruptcies or other returns against other persons having names the same as, or similar to, that of the Seller, the Seller shall deliver to the Title Company affidavits showing that such judgments, bankruptcies or other returns are not against the Seller in order to induce the Title Company to omit exceptions with respect to such judgments, bankruptcies or other returns or to insure over same.

7.4. Records and Documents. For three (3) years following the Closing Date, the Seller shall grant to the Buyer and its representatives, at the Buyer's reasonable request, access to and the right to make copies of those records and documents related to the Business, possession or control of which shall be retained by the Seller, as may be necessary or reasonably useful in connection with the Buyer's conduct of the Business after the Closing; provided, that the Buyer shall enter into such confidentiality agreements with respect to such records as may reasonably be requested by the Seller. If during such period the Seller elects to dispose of such records, the Seller shall first give the Buyer thirty (30) days' written notice.

7.5. Reclamation Bonds. Until the Closing, the Seller shall leave in place the existing reclamation bonds. Pursuant to Section 3.3(i) hereof, the Buyer shall deliver reclamation bonds at the Closing and the Seller may thereafter terminate its reclamation bonds.

7.6. Mothballing. The Seller shall "mothball" (as such term is customarily understood in the mining industry) the Balmat mine.

7.7. Reasonable Efforts. Subject to Section 7.3(e), the Seller shall use all commercially reasonable efforts to consummate the transactions contemplated by this Agreement, including complying with the closing conditions and covenants specified herein.

7.8. Further Assurances. Following the Closing, the Seller shall take such action as may be reasonably requested by the Buyer in order to effect the transfer of the Purchased Assets as contemplated hereby.

7.9. Closing Schedule of Assets. The Seller shall update Section 1.1(a) of the Disclosure Schedule to reflect changes to such list from the date hereof through the Closing Date.

## ARTICLE VIII.
## COVENANTS OF THE BUYER

The Buyer hereby agrees to perform the following covenants and agreements:

8.1. Reasonable Efforts. The Buyer shall use all commercially reasonable efforts to consummate the transactions contemplated by this Agreement, to assist the Seller with the transfer of the Business and to comply with the closing conditions and the covenants specified herein.

8.2. Assumed Liabilities. Following the Closing, the Buyer shall discharge, pay and/or perform all Assumed Liabilities as and when due in accordance with their respective terms and shall take such actions as may be reasonably requested by the Seller in order to effect the assumption of the Assumed Liabilities.

8.3. Reasonable Access to the Key Employees. Following the Closing, the Buyer shall take all actions reasonably requested by the Seller to provide the Seller with access to the Key Employees in respect of any Excluded Liabilities and/or Excluded Assets. The Seller shall reimburse the Buyer for all reasonable out-of-pocket costs and expenses incurred by the Buyer in connection with providing such access.

8.4. Records and Documents.

(a) The Buyer shall, upon the reasonable request of the Seller or its representatives, promptly make copies of those records and documents related to the Business, possession or control of which shall be retained by the Buyer, as may be necessary or reasonably useful in connection with the Seller's conduct of its business operations after the Closing; provided, that the Seller shall enter into such confidentiality agreements with respect to such records and documents as may reasonably be requested by the Buyer.

(b) After the Closing Date, the Buyer shall, upon the Seller's reasonable request and at the Seller's expense, complete and deliver to the Seller, or provide the Seller with access to, all such financial and reporting information reasonably required by the Seller to prepare and file tax and similar returns with respect to the Business and the Purchased Assets and for purposes of the Seller's internal and external financial reporting; provided, that the Seller shall enter into such confidentiality agreements with respect to such information as may reasonably be requested by the Buyer.

8.5. Broker's Fees and Commissions. At or prior to the Closing, the Buyer shall pay any and all broker's or finder's fees or commissions due and payable from or by it as a result of the transactions contemplated herein.

8.6. Title Policy. The Buyer shall, if it determines it is required, obtain as soon as practicable after the date hereof the Owner's Title Policy.

8.7. Permits and Licenses. The Buyer shall use all commercially reasonable efforts to obtain and receive all permits and licenses necessary to operate the Business. If an existing Permit requires a Governmental Authority to transfer such permit from the Seller to the Buyer prior to or following the Closing, the Buyer shall use all commercially reasonable efforts to so transfer such Permit.

8.8. Reclamation Bonds. The Buyer shall use all commercially reasonable efforts to obtain the requisite reclamation bonds with the appropriate Governmental Authority for the benefit of the New York Department of Environmental Conservation.

8.9. Governmental Reports and Notifications. The Buyer shall be responsible for completing and submitting to the appropriate Governmental Authority any and all reports and notifications, including, without limitation, environmental reports and notifications, due after the Closing.

8.10. Financing Covenants. The Buyer hereby agrees to use all commercially reasonable efforts to obtain the Financing (or a commercially reasonable alternative thereto, if the Financing shall become unavailable) prior to the Closing Date.

8.11. Transfer Taxes. The Buyer shall be responsible for payment of all Transfer Taxes and all tax returns and other documentations with respect to any Transfer Taxes shall be filed by the party required to do so by Applicable Laws.

## ARTICLE IX.
## MUTUAL COVENANTS

9.1. Empire Zone. The Buyer and the Seller shall use all commercially reasonable efforts to expand the City of Ogdensburg's Empire Zone to cover the Seller's Balmat mine located in the town of Fowler, New York.

9.2. Employee Benefit Plans. Except as provided by Applicable Law, the Buyer shall not assume or be responsible for any employee plans of the Seller or any liabilities related thereto. All benefit accruals under any employee plans of the Seller in respect of the Key Employees shall cease as of the Closing Date, and the Seller shall provide for the payment of any accrued and unpaid benefits to the Key Employees. The Buyer shall be responsible for any post-Closing benefits payable to any of the Key Employees who have entered into an Employment Agreement.

9.3. No Rights to Employees. Nothing herein, expressed or implied, shall confer upon any employee or legal representatives thereof or any collective bargaining agent any rights or remedies, including, without limitation, any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

9.4. Confidentiality/Public Announcements. Except as permitted herein, after the Closing, the Seller shall not exploit, publish or disclose to any third person any confidential or proprietary information comprising part of the Purchased Assets and relating directly and exclusively to the Business, and the Buyer shall not exploit, publish or disclose to any third person any confidential or proprietary information of the Seller that does not comprise part of the Purchased Assets or relate directly and exclusively to the Business, including any information or materials provided to the Buyer as part of its due diligence review, in each case without the prior written consent of the other party hereto; provided, however, that the foregoing restrictions shall not apply to information: (i) that is necessary for either party to enforce its rights under or defend against a claim asserted under this or any other agreement with the other party, (ii) that is necessary or appropriate to disclose to any Governmental Authority having jurisdiction over such party or as otherwise required by Applicable Law or is required to be disclosed in connection with the defense of a lawsuit against the disclosing party or (iii) that becomes generally known in the industry other than breach of this Agreement by the disclosing party; provided, further, that prior to disclosing any information pursuant to subsections (i) or (ii) of this Section 9.4, the disclosing party shall provide adequate prior written notice of such proposed disclosure to the other party, provide such other party with an opportunity to contest such disclosure, and shall reasonably cooperate with all reasonable efforts to prevent such disclosure. The Seller and the Buyer acknowledge that there may not be an

adequate remedy at law for the breach of this Section 9.4 and that, in addition to any other remedies available, injunctive or other equitable relief may be sought for any such breach.

9.5. Workers' Compensation. The Buyer and the Seller agree as follows with respect to workers' compensation claims by employees of Seller who become employees of the Buyer (or any affiliate of the Buyer):

(a) As to any injury occurring prior to the Closing, the Seller shall be responsible in full.

(b) As to any injury occurring after the Closing and as to any disability that results from exposure or events that occur in part before and in part after the Closing, the Buyer shall be responsible in full.

9.6. Disclosure Schedule. The Buyer and the Seller agree that the Seller shall prepare and deliver to the Buyer prior to the Closing the Disclosure Schedule setting forth the information required pursuant to (i) Article I hereof, (ii) the representations and warranties set forth in Article IV hereof and (iii) Section 7.3 hereof. The Buyer and the Seller further agree that the Buyer shall have reasonable access to the Equipment to take a physical inventory of the Equipment and, upon mutual agreement of the Buyer and the Seller, the Seller shall modify Section 1.1(b) to the Disclosure Schedule prior to the Closing to reflect the results of such inventory.

## ARTICLE X.
## SURVIVAL AND INDEMNIFICATION

10.1. Survival. The representations and warranties of the Seller and the Buyer provided in Articles IV and V hereof shall terminate immediately after the Closing. The covenants and agreements contained in this Agreement to be performed from and after the Closing shall survive the Closing Date and shall remain in effect for the period specified in such covenant or agreement or, where no such period of time is set forth, for the applicable statute of limitations with respect to claims arising out of or relating to the performance (or failure to perform) by the applicable party of its obligation with respect to such covenant or agreement. The indemnification obligations of the parties in respect of Sections 10.2(b) and 10.3(a) below shall continue in effect through the applicable survival period. The indemnification and performance obligations in respect of Sections 10.2(a), 10.3(b) and 10.3(c) below shall continue in effect indefinitely.

10.2. Indemnification of the Buyer. In an amount not to exceed Twenty Million Dollars ($20,000,000) and subject to, and from and after, the Closing the Seller agrees to indemnify, defend and hold the Buyer and its respective directors, officers, employees, stockholders, affiliates, agents and representatives, and their respective successors and permitted assigns or heirs and personal representatives (each a "*Buyer Indemnified Party*"), harmless from and against any and all losses, damages, expenses (including, without limitation, court costs, amounts paid in settlement, judgments,

reasonable attorneys' fees or other expenses), suits, actions, claims, obligations or liabilities (collectively, "*Losses*"), sustained or incurred by such Buyer Indemnified Party relating to, caused by or resulting from:

(a) The Excluded Liabilities; and

(b) Any breach by the Seller of any agreement or covenant contained herein.

Notwithstanding anything to the contrary herein contained, the obligation of the Seller to indemnify the Buyer under this Section 10.2 shall not apply to the extent that any damages, losses, penalties, settlement payments, obligations, liabilities, claims, actions or causes of action, encumbrances or related costs or expenses are shown to be attributable to ownership, use, control or operations of the Buyer after the Closing Date.

10.3. Indemnification of the Seller. The Buyer agrees to indemnify, defend and hold the Seller and its directors, officers, employees, stockholders and affiliates and their respective successors and permitted assigns or heirs and personal representatives (each a "*Seller Indemnified Party*"), harmless from and against any and all Losses sustained or incurred by such Seller Indemnified Party relating to, caused by or resulting from:

(a) Any breach by the Buyer of any agreement or covenant contained herein;

(b) The Assumed Liabilities; and

(c) Any failure to make any Cash Purchase Price payment when due.

10.4. Indemnification Procedure for Third Party Claims Against Indemnified Parties.

(a) In the event that subsequent to the Closing any Buyer Indemnified Party or Seller Indemnified Party (each, an "*Indemnified Party*") receives notice of the assertion of any claim or the commencement of any action, suit or proceeding by any entity which is not a party to this Agreement (including, without limitation, any Governmental Authority) (a "*Third Party Claim*") against such Indemnified Party, with respect to which the Buyer, on the one hand, or the Seller, on the other hand, (the "*Indemnifying Party*"), as the case may be, is required to provide indemnification under Sections 10.2 or 10.3 hereof, the Indemnified Party shall promptly give written notice, together with a statement of any available information regarding such claim (collectively, the "*Third Party Indemnification Notice*"), to the Indemnifying Party within thirty (30) days after being notified of such claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim). Providing such notice prior to the expiration of the applicable survival period set forth in Section 10.1 hereof shall be a

condition precedent to any liability of the Indemnifying Party under the provisions for indemnification contained in this Agreement.

The Indemnifying Party shall have the right, upon delivering written notice to the Indemnified Party (the "*Defense Notice*") within thirty (30) days after receipt from an Indemnified Party of a Third Party Indemnification Notice, to conduct, at the Indemnifying Party's sole cost and expense, the defense against such Third Party Claim in the Indemnifying Party's own name, or, if necessary, in the name of the Indemnified Party, and, in respect of any Environmental Matters, conduct and control any investigation and/or remediation of such Environmental Matters subject to reasonable consultation of the Indemnified Party; provided, however, that the Indemnified Party shall have the right to reasonably approve the defense counsel representing the Indemnifying Party, which approval shall not be unreasonably withheld or delayed, and in the event that the Indemnifying Party and the Indemnified Party cannot agree upon such counsel within ten (10) days after the defense notice is provided, then the Indemnifying Party shall propose an alternate defense counsel, which shall be subject to the Indemnified Party's reasonable approval subject to the terms contained above.

(b) In the event that the Indemnifying Party shall fail to give the Defense Notice within the time and as prescribed by Section 10.4(a) hereof, then in any such event the Indemnified Party shall have the right, upon its written election, to conduct such defense in good faith with counsel reasonably acceptable to the Indemnifying Party, but the Indemnified Party shall be prohibited from compromising or settling any such claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld and shall be deemed given in the absence of providing the Indemnified Party with a written response within ten (10) days of any written request therefor. If the Indemnified Party fails to diligently defend such claim with counsel reasonably satisfactory to the Indemnifying Party, or settles any such claim without the Indemnifying Party's prior written consent or otherwise breaches this Section 10.4, the Indemnified Party will be liable for all costs, expenses, settlement amounts or other Losses paid or incurred in connection therewith and the Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to such claim.

(c) In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of the subject Third Party Claim, the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as the Indemnifying Party may reasonably request, all at the sole cost and expense of the Indemnifying Party. Regardless of which party defends such claim, the other party shall have the right, at its own cost and expense, to participate in the defense, assisted by counsel of its own choosing. Without the prior written consent of the Indemnified Party, the Indemnifying Party will not enter into any settlement of any Third Party Claim if pursuant to or as a result of such settlement, such settlement would lead to liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder. If a firm

decision is made to settle a Third Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 10.4(c), and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give at least five (5) days' prior written notice to the Indemnified Party to that effect, setting forth in reasonable detail the terms and conditions of any such settlement (the "*Settlement Notice*"). If the Indemnified Party objects to such firm offer within ten (10) calendar days after its receipt of such Settlement Notice, the Indemnified Party may continue to contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer described in the Settlement Notice, plus reasonable costs and expenses paid or incurred by the Indemnified Party up to the point such Settlement Notice had been delivered. If an Indemnified Party settles any Third Party Claim without the prior written consent of the Indemnifying Party, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party under this Section 10.4 with respect to such Third Party Claim.

(d) In the event that a third party claim results in the requirement investigation and/or redemption of the Real Property in connection with any Environmental Matters that constitute Excluded Liabilities, the Seller shall retain the right to determine whether it will conduct or control such investigation and/or remediation. Regardless of whether the Seller or the Buyer conducts or controls an investigation and/or remediation as described above, the Seller's obligation shall be to perform, or to indemnify the Buyer Indemnified Party for the reasonable costs of performing, only such investigation and remediation required to meet standards required under applicable Environmental Laws, and in no event shall the Seller be obligated to remediate or indemnify the Buyer for any Losses incurred in performing remediation to any more stringent standards. If either the Seller or the Buyer conducts or controls the investigation and/or remediation in response to an indemnifiable claim relating to Environmental Matters, such investigation and/or remediation shall be without prejudice to such party's rights of indemnification or contribution from third parties. If the Seller decides to control any investigation and/or remediation pursuant to this subsection, the Buyer agrees to grant to the Seller, its employee representatives or consultants reasonable access to the Real Property in order to perform any investigative work and/or sampling required in connection with the investigation and/or remediation.

(e) Any judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall be conclusively deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder, subject to the Indemnifying Party's right to appeal an appealable judgment or order. Such indemnification shall be required to be made no later than the tenth (10th) day following the expiration of any period in which an appeal may be taken, and shall be satisfied by payment of the amount thereof in cash.

10.5. Failure to Deliver Timely Third Party Indemnification Notice. Any failure by an Indemnified Party to give a timely, complete or accurate Third Party

Indemnification Notice as provided in this Article X will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such Third Party Indemnification Notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise significantly and adversely affected or damaged as a result of such failure to deliver a timely, complete and accurate Third Party Indemnification Notice; provided, however, that the foregoing shall in no way extend or alter the survival periods provided in Section 10.1 hereof.

10.6. Exclusive Remedy. The indemnification provisions of this Article X shall be the sole and exclusive remedy of the parties with respect to any and all claims or disputes in any way relating to or arising out of or in connection with this Agreement or the transactions contemplated hereby, whether hereunder, at law or otherwise, including, without limitation, a breach of any representation, warranty, covenant or agreement made by the Seller or the Buyer in this Agreement; provided, however, that nothing in this Section 10.6 shall be deemed to prohibit or limit the right of any of the parties to at any time seek injunctive or other equitable relief based upon any breach(es) of Sections 2.1, 7.3, 8.5 and 9.5 hereof.

10.7. Insurance/Tax Effects. Notwithstanding anything contained herein, the amount of any Losses for which any indemnification is to be provided pursuant to the provisions of this Article X shall be reduced by the sum of: (i) any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Losses and (ii) any tax benefits realized by the Indemnified Party as a result of such Losses or the events or circumstances giving rise thereto. Any such amounts or benefits which may be received or realized by the Indemnified Party after indemnification for the Losses has been paid to it by the Indemnifying Party shall be paid by the Indemnified Party to the Indemnifying Party promptly upon receipt thereof.

## ARTICLE XI.
## MISCELLANEOUS PROVISIONS

11.1. Waiver; Modification. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by a duly authorized representative of each of the parties. No waiver by a party at any time of any breach by any other party of, or non-compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

11.2. Invalidity. If any provision of this Agreement shall be determined by any court of competent jurisdiction to be unenforceable or invalid to any extent, the remainder of this Agreement shall not be affected thereby, and this Agreement shall be construed to the fullest extent possible to as to give effect to the mutual intention of the parties in respect of the provision found unenforceable or invalid.

11.3. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns. Except as specifically provided in Sections 10.2 and 10.3 hereof, nothing in this Agreement, expressed or implied, confers or is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

11.4. Notices. All notices and other communications provided for herein shall be in writing and shall be delivered to each party by hand or sent by national overnight courier, with receipt verified, or facsimile, with receipt verified, or registered or certified mail, return receipt requested, addressed as follows:

(a) If to the Buyer:

St. Lawrence Zinc Corporation
6 Adelaide Street East, Suite 300
Toronto, ON M5C 1H6
Attention:
Telecopier No.:

With a copy to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2
Attention:
Telecopier No.:

(b) If to the Seller:

ZCA Mines Inc.
300 Frankfort Road
Monaca, PA 15061
Attention:
Telecopier No.:

With a copy to:

Kirkpatrick & Lockhart LLP
599 Lexington Avenue
New York, New York 10022
Attention:
Telecopier No.:

and:

Angel & Frankel, P.C.
460 Park Avenue
New York, NY 10022
Attention:
Telecopier No.:

or at such other address as either party may specify by notice to the other party given as aforesaid. Such notices shall be deemed to be effective when the same shall be deposited, postage prepaid, in the mail and/or when the same shall have been delivered by hand or overnight courier, and/or upon facsimile transmission, as the case may be.

11.5. Governing Law; Forum. The validity, construction and performance of this Agreement shall be governed by the laws of the State of New York. The parties hereby agree that the Bankruptcy Court for the Southern District of New York shall retain jurisdiction over the Buyer and the Seller to resolve any dispute arising from this Agreement.

11.6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

11.7. Headings. All headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of any provision of this Agreement.

11.8. Integration. This Agreement and the exhibits and schedules hereto set forth the entire agreement of the parties in respect of the subject matter contained herein and supersede all prior and contemporaneous agreements, promises, covenants, arrangements, understandings, arrangements, communications, representations or warranties, whether oral or written, express or implied, of any party or any officer, employee or representative of any party, other than that certain Confidentiality Agreement by and between Pan American Corporation, OntZinc Corporation and Horsehead Industries, Inc., dated July 2, 2002; and any prior agreement of the parties in respect of the subject matter contained herein is hereby terminated and cancelled. No agreements or representations, whether written, oral, express or implied, with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement.

11.9. Effectiveness. The parties hereto agree that this Agreement shall be deemed to have been executed and delivered as of the date hereof.

11.10. Assignment. No party may assign its rights or delegate its duties hereunder without the prior written consent of the other party; provided, however, that the Buyer may assign its rights (but not its obligations) to any person or entity directly or

indirectly controlling, controlled by or under direct or indirect common control with the Buyer (an "*Affiliate*"), provided that such Affiliate agrees in writing to be bound to all of the terms and liabilities of this Agreement to the same extent that the Buyer is bound and that the Buyer shall remain so bound.

11.11. Publicity. No party shall issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement without the prior written consent of the other party, after reasonable time to review such release or announcement, except as may be required Applicable Law or by the rules of any stock exchange, and if so required the parties shall to the extent that it is reasonably practicable consult with each other prior to such issuance. The parties agree to issue an announcement following the Closing in form and content reasonably satisfactory to each of the parties.

11.12. Disclaimer. The Buyer acknowledges and agrees that it has conducted its own investigation of the Business and, except for the representations and warranties of the Seller expressly contained herein, it has relied on no other representation or warranty, oral or written, express or implied, including, without limitation, implied warranties of merchantability and fitness for use for a particular purpose, projected earnings or prospects of the Business.

11.13. Currency. All dollar amounts specified in this Agreement are references to U.S. dollars.

11.14. Expenses. Except as otherwise specifically provided for herein, each party shall bear all costs and expenses incurred by it in connection with this Agreement including, without limitation, the charges of its counsel, accountants and other experts.

**[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]**

## Glossary of Defined Terms

| **Defined Term** | **Section Reference** |
|---|---|
| *Accountant Arbitrator* | 2.1(e) |
| *Adjourned Closing Date* | 7.3(c) |
| *Affiliate* | 11.10 |
| *Agreement* | Preamble |
| *Annual Statement* | 2.1(d) |
| *Applicable Laws* | 4.8(c) |
| *Assignment and Assumption Agreement* | 3.3(a) |
| *Assumed Liabilities* | 1.3 |
| *Auction* | 6.1 |
| *Bankruptcy Case* | Preamble |
| *Bankruptcy Code* | Preamble |
| *Bankruptcy Court* | Preamble |
| *Bill of Sale* | 3.4(b) |
| *Break-Up Fee* | 6.3 |
| *Business* | Preamble |
| *Buyer* | Preamble |
| *Buyer Indemnified Party* | 10.2 |
| *Cap* | 2.1(b)(i) |
| *Cash Purchase Price* | 2.1(b) |
| *Closing* | 3.1 |

| Defined Term | Section Reference |
|---|---|
| *Closing Date* | 3.1 |
| *Commitments* | 7.3(a) |
| *Consents* | 3.7 |
| *Contracts* | 1.1(j) |
| *Critical Consents* | 3.6(a) |
| *Critical Permits* | 3.6(e) |
| *Defense Notice* | 10.4(a) |
| *Disclosure Schedule* | 1.1(a) |
| *Environmental Laws* | 4.8(d) |
| *Environmental Matters* | 4.8(e) |
| *Environmental Permits* | 4.8(a)(i) |
| *Equipment* | 1.1(b) |
| *Excluded Assets* | 1.2 |
| *Excluded Liabilities* | 1.4 |
| *Final Order* | 6.2(b) |
| *Financing* | 3.6(d) |
| *Form TP-584* | 3.3(f) |
| *GAAP* | 2.1(d) |
| *Governmental Authority* | 3.5(b) |
| *Hazardous Substances* | 4.8(f) |
| *Income Tax Adjustment* | 2.1(b)(iii) |
| *Indemnified Party* | 10.4(a) |

| Defined Term | Section Reference |
|---|---|
| *Indemnifying Party* | 10.4(a) |
| *Interest* | 2.1(f) |
| *Key Employees* | 5.6 |
| *KPMG* | 2.1(d) |
| *Leased Personalty* | 1.1(c) |
| *Leased Premises* | 1.1(c) |
| *Lien* | 4.3(b) |
| *Losses* | 10.2 |
| *Management* | 4.8(a)(ii) |
| *Material Contracts* | 4.7(a) |
| *Mineral Rights Assignment Agreement* | 3.3(h) |
| *Net Free Cash Flow* | 2.1(b)(ii) |
| *New Closing Notice* | 7.3(g) |
| *Non-Objectionable Exceptions* | 7.3(c) |
| *Objection Date* | 7.3(c) |
| *Objection Notice* | 2.1(e) |
| *Original Agreement* | Preamble |
| *Owner's Title Policy* | 3.6(c) |
| *Payment Date* | 2.1(f) |
| *Permits* | 4.10 |
| *Permitted Exceptions* | 7.3(a) |
| *Permitted Liens* | 4.6(a) |

| **Defined Term** | **Section Reference** |
|---|---|
| *Procedures Hearing* | 6.3 |
| *Procedures Order* | 6.1 |
| *Purchased Assets* | 1.1 |
| *Real Property* | 1.1(a) |
| *Real Property Leases* | 1.1(c) |
| *Reclamation Liabilities* | 1.3 |
| *Related Agreements* | 4.2 |
| *Sale Order* | 6.2(a) |
| *Seller* | Preamble |
| *Seller Indemnified Party* | 10.3 |
| *Settlement Notice* | 10.4(c) |
| *Third Party Claim* | 10.4(a) |
| *Third Party Indemnification Notice* | 10.4(a) |
| *Title Company* | 3.3(g) |
| *Title Cure Notice* | 7.3(c) |
| *Title Cure Period* | 7.3(c) |
| *Title Objection* | 7.3(b) |
| *Title Policy* | 7.3(a) |
| *Transfer Taxes* | 3.2(b) |
| *363 Motion* | 6.1 |

IN WITNESS WHEREOF, the parties hereto have duly executed this Amended and Restated Asset Purchase Agreement as of the date first above written.

**ST. LAWRENCE ZINC COMPANY**

By: "Signed"
Name: Clifford H. Frame
Title: Chief Executive Officer

**ZCA MINES, INC.**

By: "Signed"
Name: Ron Statile
Title: Executive Vice President